SUMMARY REPORT

ON THE

BENZDORP PROJECT

SURINAME

Latitude 3º 42’ 00” N, Longitude 54º 9’ 00”

Prepared for:

Canarc Resource Corp.

800-850 West Hastings Street

Vancouver, BC

V6C 1E1

Prepared by:

James G. Moors, P.Geo. (B.C.)

800-850 West Hastings Street

Vancouver, BC

V6C 1E1

Effective Date: March 22, 2007

Table of Contents

ITEM 3: SUMMARY

5

ITEM 4: INTRODUCTION AND TERMS OF REFERENCE

6

ITEM 5: DISCLAIMER

6

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

7

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE

AND PHYSIOGRAPHY

10

ITEM 8: HISTORY

12

ITEM 9: GEOLOGICAL SETTING

15

REGIONAL GEOLOGY

16

BENZDORP PROPERTY GEOLOGY

18

a) The Eastern Greenstone Belt

18

b) The Central Granitoid Area

21

c) The Assici-Emma Complex

21

ITEM 10: DEPOSIT TYPES

22

ITEM 11: MINERALIZATION

23

JQA

23

JQS

26

JQB

26

PICHEVIN KREEK

26

EUREKA KREEK

27

2002 PIT SAMPLING PITS

27

JQW

28

Pointu Kreek and Lower Rufin Kreek

28

2006 Pit Sampling

29

ITEM 12: EXPLORATION

31

SOIL GEOCHEMISTRY

31

Introduction

31

JQA

31

JQB

31

Van Heemstra

32

Eureka

32

Pichevin-Cenac Grid

32

Rufin Grid

33

Botho Grid

33

GEOPHYSICAL SURVEY

33

ITEM 13: DRILLING

38

ITEM 14: SAMPLING METHOD AND APPROACH

43

ITEM 15: SAMPLE PREPARATION, ANALYSIS AND SECURITY

45

ITEM 16: DATA VERIFICATION

47

ITEM 17: ADJACENT PROPERTIES

48

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

48

ITEM 19: MINERAL RESOURCE AND MINERAL ESTIMATE

48

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

48

ITEM 21: INTERPRETATION AND CONCLUSIONS

49

ITEM 22: RECOMMENDATIONS

50

ITEM 23: REFERENCES

51

ITEM 24: DATE AND SIGNATURE PAGE

52

CERTIFICATE OF AUTHOR

53

CONSENT OF THE AUTHOR

54

Illustrations

FIGURE 1 PROPERTY LOCATION

7

FIGURE 2 CONCESSION LOCATION MAP

8

FIGURE 3 RESULTS OF GDM SOIL SAMPLING

13

FIGURE 4 REGIONAL GEOLOGY OF THE GUYANA SHIELD

15

FIGURE 5 REGIONAL GEOLOGY OF SURINAME

16

FIGURE 8 BENZDORP PROPERTY GEOLOGY

18

FIGURE 9 LOCATION OF MINERALIZATION

23

FIGURE 10 JQA TRENCH MAP

24

FIGURE 11 TRENCH 1 MAP

25

FIGURE 12 SAMPLING POKNOKKER PITS

27

FIGURE 13 POINTU AND RUFIN KREEK SAMPLING, GOLD

29

FIGURE 14 BENZDORP PROPERTY: PIT SAMPLING 2006, GOLD

30

FIGURE 15 LOCATION OF AIRBORNE SURVEY

34

FIGURE 16 INTERPRETED MAGNETIC STRUCTURAL TRENDS

35

FIGURE 17 CVG SHADOW MAP

36

FIGURE 18 DETAILED MAGNETIC INVERSION OF JQA, JQB AREAS

37

FIGURE 19 PHASE 1 AND 2 DRILL HOLE LOCATION PLAN

38

FIGURE 20 SECTION 20400N (UTM 408240N) JQA TARGET

41

FIGURE 21 ORIGINAL VS DUPLICATE SAMPLES

46

Appendices

APPENDIX I  2006 Rufin Grid Soil Sampling Data

APPENDIX II 2006 Botho Grid Soil Sampling Data
APPENDIX III 2006 Pit Sampling Data

Maps

Map I   Benzdorp Concession: Eastern Portion, Soil Geochemistry, Gold

Item 3: Summary

The 138,000-hectare Benzdorp property is situated in Southeastern Suriname approximately 250 km south-southeast of Paramaribo. Canarc has an option to earn up to 80% in the property by spending US $5 million on exploration and making US$ 300,000 in payments to the Grasshopper Aluminum Company (Grassalco).

Since 1996, Canarc Resource Corp. has spent over US $5 million exploring the Benzdorp property for porphyry gold-copper and shear-hosted vein deposits. Nearly all of the expenditure has been on the Precambrian sequence of mafic to intermediate volcanic and intrusive rocks located in the eastern most part of the property named “The Eastern Greenstone Belt”. The work on the property was grid auger sampling, geological mapping, airborne magnetics and radiometric surveys, trenching and diamond drilling. Grid auger sampling has been completed over most of the Eastern Greenstone Belt . Trenching and drilling, with the exception of a few holes, focused on the JQA target.

The JQA target covers an elliptical shaped stock of quartz diorite intruding older andesitic volcanic rocks. The mineralization is dominantly chalcopyrite with lesser pyrite as disseminations and in a quartz vein stockwork. Gold occurs with the copper mineralization. Tropical weathering of the mineralization resulted in laterization and saprolitization of the upper 30 to 70 metres of the mineralized body. In this portion of the mineralization, all of the copper minerals were removed leaving only gold. Based on drilling to date, the average grade of the mineralization is 0.45 gpt gold and 0.13% copper.  One of the two southernmost drill-holes intersected 0.55 gpt Au over a core length of 185 metres.  Airborne geophysical data indicates a western continuation to the associated quartz diorite body below Pointu Kreek.   In the writer’s opinion, these observations indicate the JQA zone may still be expanded to the south and west.  Lesser potential exists for an improvement in grade relative to that outlined thus far.

Grid soil sampling has highlighted a number of partially tested and untested gold-in-soil anomalies. These include: the VHA and VHB anomalies on the Van Heemstra grid; anomalies in the Rufin and Botho grids and several anomalies on the Pichevin Grid. The size of these anomalies suggests their sources are likely to be shear-hosted veins and not porphyry gold-copper mineralization.

Sampling of Poknokker pits has outlined numerous gold bearing quartz veins, particularily within the southern portion of the Eastern Greenstone Belt where the majority of this activity is located.

It is recommended that exploration continue with the objective of locating high-grade vein-type mineralization is addition to low-grade gold-copper bodies.  Building upon the JQA zone, these higher grade targets would incrementally increase the economic viability of the property. This multiple-deposit scenario is analogous to that which contributes to the economic viability of gold deposits in Suriname with similar geology.

Exploration should comprise shallow bulldozer trenching of anomalies identified by recent auger sampling, including the VHA,VHB, JQB and Rufin Grid anomalies and further sampling of Poknokker pits in the Eureka Kreek, Rufin Kreek, Pichevin Kreek and Roche Kreek areas.  Further extensive sampling of ongoing Poknokker workings should be of a higher priority as they offer just a brief opportunity for mapping and sampling.

A preliminary program of 3,000 m of diamond drilling should be completed on these targets once they have been defined and prioritised by the shallow trenching and pit sampling program. The cost of this drilling program is estimated at US $725,000.

Item 4: Introduction and Terms of Reference

This report was prepared at the request of Mr. Bradford Cooke, Chairman and CEO of Canarc Resource Corp. to provide Canarc Resource Corp a report summarizing the geology and mineralization of the Benzdorp Property in Southeastern Suriname. The report will be used to support a revised Annual Information Form (AIF) as required by the provincial securities regulations. This report has been completed in a format consistent with National Instrument 43-101. The author has directed exploration on the property since June 2005, and has visited the property on numerous occassions between April 2005 and December 2006.

The data in this report is based upon data and reports both provided to and prepared by the Author as well as observations made by the Author while visiting the project site, and is intended to summarise the principal areas of mineralisation defined on the property to date, as well as more specifically summarise the exploration efforts performed over the course of 2006.

The main sources of data are internal memos, maps, sections authored by a number of Canarc employees. The main sources of information are listed in Item 23.  Much of this report, particlularily those sections of factual, non-interpretive reporting, contains passages from the previous report filed under NI 43-101 “Summary Report on the Benzdorp Project Suriname”; J. McCintock, 2006.

All dollar values given in this report are in U.S. currency.

Item 5: Disclaimer

For this report, the author undertook a review of government maps, company and private reports of Canarc Resource Corp. The section on metallurgy is from reports by RDI (Resource Development Inc.), PRA (Process Research Associates) and Knelson Research and Technology Centre that document testing of samples, while geophysical results are based on a report by Trent Pizot P.Geo. of S.J. Geophysics. The Author has full confidence in the quality of work on metallurgy and geophysics as well as their recommendations and conclusions.

Item 6: Property Description and Location

The Benzdorp Property is located in southeastern Suriname approximately 250 km south southeast of the capital Paramaribo (figure 1).

Figure 1 Property Location

The property is defined by 4 exploration concessions covering 138,000 hectares. The status of these claims is summarized in the table below and the relative locations are plotted in figure 2. The concessions were granted on July 15, 2000 by The Minister of Natural Resources of Suriname. The boundary of the concessions is defined by latitude and longitude as shown on figure 2. Contained with in concession 764/97, are two alluvial mining rights held by Grassalco.

Concession Name	Expiry
764/97 (formerly 596)	July 15, 2007
094/99 (formerly 594)	July 15, 2007
629/98 (formerly 596)	July 15, 2007
631/98 (formerly 597)	July 15, 2007

Figure 2 Concession Location Map

The exploration concessions are convertible to a Mining Concession on or before the expiry date by providing a feasibility study and production schedule. If a feasibility study has not been completed by the expiry date, the Suriname Mining Act allows for the term of the exploration concession to be extended at the discretion of the Mines Minister. However, there is no guarantee that an extension of the exploration concessions will be granted by the Mines Minister.

The exploration concessions are registered in the name of Benzdorp Gold NV, a company held 60% by Grassalco and 40% by Canarc Resource Corp.

In April 1996, Canarc Resource Corp. entered into an option agreement with Grasshopper Aluminum Company NV (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cash payments of US $750,000 and property expenditures totaling US $5 million over a four year period. In August 2002, Canarc Resource Corp. amended its option agreement. Cash prior to commercial production were reduced to US $300,000 and the period to incur exploration expenditures totaling US $5 million was extended to April 2005, which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of US $40,000, which was paid in April 2005. Also, Canarc Resource Corp. will owe Grassalco an additional US $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005. Each year thereafter, Canarc Resource Corp. will owe an additional US $250,000 payable on or before 30 days after the commencement of commercial production. However, if a feasibility study has not been completed by October 6, 2008, then the additional annual cash payments of US $250,000 will increase at that time to US $500,000. These additional cash payments shall be treated as advanced payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits. In 2004, Canarc Resource Corp. earned a 40% interest in the Benzdorp property. At the end of December 2005, Canarc Resource Corp. notified Grassalco it had met the US $5 million expenditure. Grassalco is currently reviewing the expenditure statement to confirm the US $5 million expenditure was met and therefore an 80% interest was earned.

There are alluvial gold deposits in many of the drainages of the eastern most part of the property. This area is subject to two alluvial mining concessions. Rights to any gold deposit found within 5 metres of surface with in the area of these two mining concessions belong to Grassalco and are excluded from the Grassalco-Canarc Joint Venture. Past and current surface mining created extensive surface disturbances along the creek drainages Canarc Resource Corp.’s responsibility for reclamation on the property is limited to disturbances created by exploration and exploitation of under surface deposits. At the date of this report, with the exception of several bulldozer trenches, there is no reclamation of under surface exploration or exploitation disturbances required.

The Exploration Concessions grant the right for Benzdorp Gold NV to carry out exploration within the area of the concessions. The holder of the Right of Exploration is required to submit to the Head of Geological Mining Service a detailed working program with the activities as they will be performed during the first month. Thereafter, quarterly reports must be submitted to the Head of Geological Mining Service describing all data and results obtained by the work as well as a work plan for the subsequent quarter. As of the effective date of this report, all required reports had been filed with the Head of Geological Mining Service. No additional permits or authorization are required prior to commencing a work program.

Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography

Suriname, formerly Dutch Guyana, is bounded on the north by the Atlantic Ocean, on the east by French Guyana, on the south by Brazil, and on the west by Guyana. The total population of Suriname is just under 500,000, with 40% living in Paramaribo, the capitol.

Suriname consists of a swampy coastal plain, ranging up to 80 kilometres in width; a central plateau region containing broad savannas, tracts of dunes, and forested areas; and, to the south, a densely forested mountainous region. Suriname’s chief resources are bauxite, gold and extensive forests.

Transportation facilities in Suriname are concentrated in the northern part of the country. The nation has about 8,500 kilometers of roads, but less than ten percent of which are improved. Transport on Suriname’s roughly 1,200 kilometers of inland rivers and canals is very important. Paramaribo and Nieuw-Nickerie are the chief seaports, with other ports at Moengo, Paranam and Smalkalden.

Paramaribo is the capital city, located in north central Suriname. The city is served by an international airport, located 50 kilometers south of the city. Paved road infrastructure in confined to the coastal belt. Laterite capped logging roads provide reasonable access to the northeastern part of the country. Access to areas south of Van Blommestein (a manmade lake) is made either by aircraft (presence of airstrip permitting) or seasonally by boat via the extensive network of rivers in the interior, and then by bush roads.

Van Blommestein in a man-made reservoir built in the 1960’s to generate power for the much-relied-upon bauxite industry. The dam may be reached via a two-hour drive directly south of Paramaribo.

The Benzdorp Property is located in the Lawa region on southeastern Suriname, along the border with French Guyana. Benzdorp is located approximately 250 km in a direct line SSE of Paramaribo (Figure 1).

Access to the property can be gained either by air or by boat along the Lawa River via the Marowijne River. Air access by fixed-wing aircraft is available to the Tabiki airstrip, which lies on an island in the middle of the Lawa River (Figure 2) adjacent to Benzdorp. The Cottica, Antino, and Anapaike airstrips (to the N, S and SE, respectively) can be used as alternative landing points, especially during the long wet season when the Tabiki airstrip is often closed. The flight time from Paramaribo to the Tabiki airstrip is approximately 1.25 hours.

The overland route is considerably more arduous, involving a 2-hour road trip to Albina (a town located east of Paramaribo on the Marowijne River) followed by a 2 to 5 day boat trip to Benzdorp along the Marowijne River and the Lawa River, the duration of travel being dependant on the water level of the river.

All food, field supplies and staff rotations were supplied to the programme using chartered or scheduled planes (Gumair and/or Blue Wing). Fuel was supplied by the overland route.

Suriname lies very close to the equator, in the humid tropics. Annual variation in mean temperature is slight: the mean annual temperature in Paramaribo is 27.1 degrees C, and the average temperature of the hottest month, October (27.9ºC) is less than 2 degrees above the average temperature of the coolest month, January (26.2º C). On the other hand, the mean daily fluctuation in temperature is much greater, about 8º in Paramaribo, and even more inland, to 11º at Sipaliwini. As is to be expected, temperatures at the higher elevations are lower than those of Paramaribo, and the deep shadow of the high forest lowers the temperature even further.

Four seasons can in general be differentiated in Suriname: two wet and two dry. The approximate dates of the four seasons are as follows:

Short rainy season: December 1-January 31

Short dry season: February 1-April 30

Long or Peak rainy season: May 1-August 15

Long or Peak dry season: August 16-November 30

Suriname lies completely outside the path of the North Atlantic cyclones. Therefore, nearly all winds are comparatively light. However, sudden gusts may occur, preceding the periodically frequent thunderstorms, and a squall usually heralds the afternoon downpour of the wet seasons. May, June and July are Suriname’s wettest months, with approximately 40 percent of the year’s rain occurring in these three months. Annual rainfall varies from more than 200 centimeters per year in coastal areas to 150 centimeters in inland areas.

With the exception of the alluvial mining rights held by Grassalco, surface rights for the area are held by the government of Suriname. That being said, there are approximately 1000 informal alluvial miners who occupy areas of the southeastern part of the property and work alluvial deposits along the valley bottoms. Grassalco collects a portion of the gold recovered by the informal miners as a royalty.

The topography is gentle and there is apple room for tailings and waste dumps on the property. The agreement with Grassalco allows Benzdorp Gold priority over the alluvial mining in development of a project. The project is very remote and there is no power grid or road access to the property. Power will most likely have to be generated on site. There is sufficient water for a mining operation.

Item 8: History

The Benzdorp region has a long history of alluvial gold mining and is known as the most prolific alluvial gold producing area in Suriname, with recorded gold production commencing in 1861 (de Vletter, 1984). In 1908 a gold production peak of 1,209 Kg was recorded from the property.

In 1935 Sara Kreek Goudvelden N.V. operated in the area. The Billiton Mining Company carried out systematic prospecting for alluvial gold deposits in 1941 and again in 1946/47 in selected areas. Lawa Goudvelden N.V., a working company of Sara Kreek Goudvelden N.V., began a dredge project in the Rufin Valley in 1956. From 1963 to 1969 this company operated the Jungle Queen dredge, which now lies rusting and overgrown in the Eau Claire Valley.

Systematic reconnaissance exploration for primary lode gold mineralization in the Benzdorp area commenced in 1973 and 1974 with the Geological and Mining Department of Suriname (GMD) carrying out a low-density soil and stream sediment sampling survey over the eastern portion of the Benzdorp property (Oosterbaan, 1974, Oosterbaan, 1975). The GMD assayed samples for a wide range of elements. However, samples from the area surrounding the alluvial workings in the far east of the property were the only ones to be assayed for gold.

From 1983 to 1986 the GMD carried out a soil-sampling program immediately west of the old Benzdorp community. The sampling covered most of the southeastern exploitation license. The 200 m x 40 m density grid was oriented WNW-ESE, with samples collected from depths ranging from 30 cm to 50 cm (Hakstege, 1994). A significant gold-in-soil anomaly (>100 ppb) was discovered, measuring 3 km east west by 2.5 km north south at its widest points (figure 3). A deep-augering program to test this anomaly was started in 1986, but the program was halted due to the outbreak of the interior ‘war’.

Interest in exploiting alluvial gold at Benzdorp resumed again in 1992. Since that time the activity increased to the point where approximately 300 poknokkers were active from 1995-1998 and more than 1,000 were active in 2003.

Canarc conducted a short evaluation program in 1994 confirming some of the results obtained by previous GMD projects. After acquiring an option on the Benzdorp property in 1996, Canarc concentrated its exploration in the greenstone belt on the easternmost part of the property, where most of the historical activity has been focused and where it is thought there is the best potential for the discovery of an economic gold deposit. To date, Canarc has spent over US $5 million on the Benzdorp property. Work consisted of regional surveys of soil augering, geological mapping and prospecting, as well as intensive work in the area of main soil anomalies. Work in these anomalous areas consisted of deep augering on 20 m x 100 m spaced grids covering the anomalies, followed by bulldozer trenching.

Figure 3 Results of GDM Soil Sampling

From October 3rd until December 13th 2002, Canarc carried out a field program on the Benzdorp property to further evaluate the potential for economic gold mineralization. The program focused on trenching along the deep auger grid lines in the JQA anomaly where average grades over the entire depth of the auger holes exceeded 0.5 g/t gold.
In order to sample true saprolite, the trenches were dug to a depth of at least 6 metres. This depth was accomplished by making a 3 metre deep, 5.5 metre wide trench with a bulldozer. Due to persistent mechanical problems with both machines, only 281 metres of bulldozer trench and 201 metres of excavator trench were completed out of the planned 1000 metres. This work on what is refered to as the JQA zone found gold mineralization assaying up to several grams per tonne over a metre.

In 2003, the first phase of the drilling program was started using a prospecting drill rig to complete holes up to 100 metres to provide an initial test of the mineralization on the property. A total of 38 drill holes totalling 3286 metres were completed by December 2003, for an average hole depth of 86 metres. The targets drilled were located on the JQA, JQE, JQW, JQS and Roche Kreek area.

The drilling at JQA, JQE and JQW roughly outlined the extent of a stockwork zone with discontinuities between high-grade intersections and low-grade holes. Drill holes planned as ‘scissors’ often returned higher-grade gold intersections in the westerly drilled holes leading to the speculation that the stockwork bodies dip shallowly to the east-southeast and are possibly stacked.

Based on the trenching and drilling results in the JQA prospect area, Canarc believed it had discovered a significant new gold-copper deposit on the Benzdorp property. Twelve holes (BZD-1,2,4,5,6,7,8,13,15,16,18 and 20) within a 500m by 500m area all intersected continuous stockwork mineralization within a quartz diorite stock. Other holes in JQA, JQE and JQW also intersected similar, but lower grade mineralization and weaker alteration.

In 2004 the work program on JQA continued. The smaller drill was determined to be underpowered for further deep drilling in the JQA area, so Canarc van Suriname’s Longyear 38 was rehabilitated and commenced drilling on section line 20400N of the JQA grid. 13 drill holes totaling 3983.9 metres were completed on the JQA anomaly, for an average depth of 306 metres. Six holes were drilled on section 20400N, three holes on 20300N, and two holes on section line 20200N. This work found low-grade copper and gold mineralization below the saprolite layer.

2004 also saw the delivery of approximately 20 kg of drill-core rejects from this program shipped to Resource Development Inc. (RDI) of Denver, Colorado, U.S.A. for preliminary metallurgical testwork. This work showed that the gold in the JQA is very fine grained with little recoverable by gravitation. However, flotation and direct cyanidation show acceptable recoveries.

In 2005, work on the JQA consisted of metallurgical studies aimed at evaluating gold and copper recoveries. Additionally, further geochemical and geophysical surveys commenced to look for additional mineralized areas.

In 2006, grid auger sample was extended to cover all of the favorable greenstone lithologies in the eastern part of the property, and an increase in small-scale mining (pokknocking) activity provided for some sampling of new saprolite exposures .  Concurrent with the auger sampling, a low-level, high-resolution magnetometer and radiometric survey was flown over the eastern area of the property.

Item 9: Geological Setting

The Benzdorp property is situated in Precambrian rocks of the Guyana shield. The geology of the shield has been described in detail by Bosma et al. (1983) (Figure 4).

CARACAS
TRINIDAD
ATLANTIC
OCEAN
VENEZUELA
GEORGETOWN
GUYANA
SURINAME
FRENCH
GUYANA
CAYENNE
COLOMBIA
BRAZIL
MANAUS
AMAZON
8°N
4°N
0°
4°S
Legend:
Cenozoic cover
Paleozoic and Mesozoic rocks
Proterozoic Roraima Formation and basic intrusives
Precambrian shield
100 0 100 200 300 400 500 km
(Slightly modified after Berrange 1977)

Figure 3 :

Map of the Guyana Shield of South America, copied from de Vletter, 1984a. The study area is located within Precambrian shield rocks between 4° N and 5° 30' N, and between 55° 45' W and 54° 15' W.

Canarc van Suriname N.V.

Title:	Guyana Shield Geology		
Location:			
Figure:	3	Geologist:	M.
Date:	Jan 2003	File:	TerraCAD/canarc/fig03/fig03.dwg

Figure 4 Regional Geology of the Guyana Shield

Regional Geology

The oldest rocks present in the Guyana Shield are Archean granulites, which may represent remnant fragments of an Archean continent (Bosma et al., 1984). A single inlier of possible Archean age crust, correlative with these fragments, exists in western Suriname (Figure 5).

ATLANTIC OCEAN
PARAMARIBO
Suriname
GUYANA
FRENCH-GUIANA
Corantijn
Marowijne
N
zone I a
zone I b
zone II a
zone II b
BRAZIL
0 50 100 km
1
2
3
a b c
4
5
6
7
SW Brazil
II b
II a
I b
I a
NE Atl. Ocean
4 km
0
50 km
~1870 Ma
~2000* Ma
From Bosma et al. (1983), p. 242

Simplified geological map of Suriname and interpreted cross section. Copied from de Vletter, 1984a.

1: Archean (?) granulite belt
2: Trans-Amazonian high-grade belts - Lower Proterozoic
3: Trans-Amazonian greenstone belt
  a) metabasalts, meta-andesites, cherts, mudstones
  b) metagreywackes, metavolcanics, phyllites
  c) meta-arenites and -conglomerates, local metavolcanics
4-5-6: Trans-Amazonian granite-volcanic complex
  4: acid intermediate metavolcanics
  5: metagabbros
  6: granitoid rocks (large crosses: pyroxenite granites)
7: Unconsolidated Cenozoic sediments

Canarc van Suriname N.V.

Title: Simplified geological Map of Suriname	
Location:	
Figure: 4	Geologist: M.
Date: Jan 2003	File: TerraCAD/canarc/fig04/fig04.dwg

Figure 5 Regional Geology of Suriname

During the Early Proterozoic Trans-Amazonian Orogenic event (2020-1840 Ma), a sequence of marine sedimentary rocks, and volcanic and intrusive rocks was deposited/emplaced, deformed and metamorphosed to form the crystalline Precambrian basement of the Guyana Shield (Bosma et al., 1984).  Structurally, this event is characterized by west to northwest trending greenstone belts interfolded with clastic sedimentary rocks (Gibbs and Barron, 1993). Folding is near isoclinal, and foliation and compositional banding are transposed to sub-parallel in most places (Bosma st al., 1984). Foliation and faults are steeply dipping to sub-vertical (Bosma et al., 1984).

Middle and Upper Proterozoic units (1655 Ma) postdate deformation associated with the Trans-Amazonian Orogenic event and include clastic sedimentary strata, pyroclastic volcanic rocks (de Vletter, 1984), and multiple stages of intrusions, including s-type granites and possibly kimberlites (Gibbs and Barron, 1993).

A late Proterozoic tectonic and metamorphic event is recorded by mylonite zones, formed during the Nikerian Episode (1200 Ma), which may have involved older, reactivated zones of crustal weakness. These zones occur throughout the Guyana Shield, and presently strike east to northeast. Shorter NW-striking coeval mylonite zones demonstrate little or no offset, and the two orientations may have formed as regional conjugate structures (Gibbs and Barron, 1993).

Rocks of Permo-Triassic age (230 Ma) are limited to dolerite dykes which formed during the initial rifting phase of the Atlantic Ocean, related to the onset of seafloor spreading

(Gibbs and Barron, 1993; Bosma et al., 1984). Individual dykes seldom exceed 50 metres in width, although dyke swarms in eastern Suriname have been traced for more than 300 kilometres along strike (Gibbs and Barron, 1993). In much of the Guyana Shield, dyke swarms trend northeasterly however where they are well exposed in eastern Suriname, they trend north to northwest.

An overlying sequence of less deformed Mesozoic and Cenozoic rocks records sedimentation within an active rift setting. Brittle deformation was active throughout the Mesozoic and Cenozoic, evidenced by growth faults interpreted in seismic sections along the coastal plain (Bosma et al., 1984) (Figure 7).

The Benzdorp property can be divided into three distinct geological environments (Figure 8).  These are:

a)

The Eastern Greenstone Belt

b)

The Central Granitoid Area

c)

The Assici-Emma Complex in the south.

Each of these is discussed below:

Figure 8 Benzdorp Property Geology

Benzdorp Property Geology

a) The Eastern Greenstone Belt

This area is characterized topographically by the presence of a chain of hills (Fatoe Swietie) reaching up to 440m in elevation. The Fatoe Swietie hills mark the central spine of the greenstone belt and forms an arcuate belt trending NW at its’ southern extreme to NE at the northern extent of the hills.

According to compilation work carried out by the GMD, this belt is characterized by the presence of greenstone to amphibolite facies metaquartz andesites, metabasalts, dacites and occasionally metacherts and phyllites belonging to the Paramakka Formation of the Marowijne Group. The regional lithologic and structural trends are mapped as predominantly NNW-SSE trending, although local variations are common.

Outcrops are rare, usually confined to steep-sided gulleys and creeks. In-situ fresh rock occurrences are rarer still, usually in deeply incised channels that have penetrated the saprolitic profile, or exposures in pits excavated by poknokkers exploiting the alluvial gold deposits.

Geological mapping by Canarc van Suriname identified four main sequences/rock types within this belt, provisionally named:

•

The Benzdorp Volcaniclastic Sequence

•

The Haut Pointu Tuff Sequence

•

The Fatoe Swietie Sedimentary Sequence

•

Intrusive Lithologies

The Benzdorp Volcaniclastic Sequence (BVS)

This sequence forms the highest proportion of the rock units occurring in the area.and has been mapped from the Lawa River in the east to the Central Rufin and Pointu Kreeks in the west.

The majority of the BVS comprises intermediate volcanic and volcaniclastic rocks. Previously the sequence had been recorded as meta-basalt, -andesite and -dacite lavas. Later, due to both excellent exposures from the poknokker pits and increased accessibility to good rock samples, the true volcaniclastic nature and large areal extent of these lithologies is becoming apparent.

Lavas, pyroclastic deposits, and other such rocks associated proximal to volcanic centres also occur in this sequence. Pyroclasts ranging from millimetric lapilli to bombs up to a metre or more are found throughout this sequence.

Meta-andesitic breccias, previously identified as meta-pillow basalts by earlier mapping campaigns, are exposed in the Lawa River beside the original Lawa Basecamp. These rocks exhibit good preservation of original feldspar microphemocrysts, as well as zeolites and calcite forming amygdules within the rock. On the basis of restricted petrographic work, the rock here appears to represent a ventproximal andesitic breccia (flow-top breccia?).

In some areas (notably the central Rufin Kreek area), lapilli and bombs of felsic composition occur in a matrix of intermediate material. This appears to indicate differentation of the various magmatic sequences over time. This is further supported by the thickness of the BVS sequence, which appears to exceed 6,000 metres. Within the BVS, areas of chloritic schist have been observed, notably around the central Pointu and upper Danae Kreek drainages. These rocks have previously been interpreted to represent meta-sedimentary rocks, derived from volcanic activity (possibly lagoonal or ‘crater facies’ from within the volcanic area). However, in some areas, they appear to represent the tectonised equivalent of both granitic intrusives and the pyroclastic rocks. This latter hypothesis is supported by the observation of ‘chlorite schist’ saprolite in areas of sheared granitic material.

The Haut Pointu Tuff Sequence

The Haut Pointu Tuff Sequence occurs west of a north-south line from the Central Rufin and Central Pointu Kreeks, and outcrops westwards to the upper Rufin and upper Pointu Kreeks. This bedded sequence has been inferred to be approximately 1,500 metres thick, and comprises finely laminated tuffs, interbedded with crystal tuffs and greywackes. Some layers show evidence of upright graded bedding and soft sediment deformational textures, indicating that the sequence ‘youngs’ towards the west.

Rocks found in the area of the confluence of Eau Clair and Rufin Kreeks are locally silicified, and are thus very well preserved. Silicification has been dominant along the fluid conduits of the bedding planes. The silicified tuffs are located in close proximity to quartz porphyry and dioritic intrusives, which occupy the recessively weathered valley.

Varying degrees of sulphide mineralization have been noted within the tuff sequence. Observed sulphides are predominantly pyrite, and minor arsenopyrite. Pyrtite occurs as disseminastions or in fine fractures and stringers.

The Fatoe Swietie Sedimentary Sequence

With a minimum thickness of 1,000 metres, this sequence occurs west of the Haut Pointu Tuff Sequence and has been mostly observed in the upper Rufin Upper Eureka and Upper Antino drainages close to the boundary with Nana Resources’ Antino property. For the most part, the rocks observed are black to brown, fine grained, micaceous and carbonaceous metasedimentary siltstones and mudstones with intercalated quartzite horizons. Quartz veining is a common occurrence and areas of intense silicification (with or without sulphides) and shearing have been observed.

In summary, the changes from BVS through the Fatoe Swietie Sedimentary Sequence described above appear to reflect the change from vent-proximal volcanic deposits in the east, through vent-distal volcanic deposits (areal and water-lain tuffs) to reworked water-lain sediments in the west. This whole sequence has been intruded by rocks of varying composition, some of which may be contemporaneous with the volcanic sequence.

Intrusive Lithologies

Basic intrusives include meta-gabbro and meta-norite. Generally, these rocks are course grained, composed of cloudy, altered feldspar crystals (often epidotized) and secondary amphiboles (tremolite-actinolite-hornblende) after pyroxene. This lithology generally exhibits a sub-ophitic texture. Sulphides (pyrrhotite, chalcopyrite and pyrite) have been observed both disseminated and in quartz veins. These intrusives, rarely observed elsewhere, have been noted in the van Heemstra grid area.

The Fatoe Swietie Amphibolite (the spine of the Fatoe Swietie Hills), basic to intermediate in composition, may also represent an intrusive body, rather than the metamorphosed equivalent of the main greenstone sequence. Its contact relations are poorly understood and more work is required to gain a better understanding of its geological properties.

Intermediate to acidic intrusive rocks are relatively common occurrences, much more so than interpreted by previous mapping campaigns. Samples of these rock types are found as float and saprolite (in poknokker pits) in many of the creeks in the area. A broad range of compositions from diorite, quartz diorite, granodiorite to true granites have been observed, with each type often exhibiting much variation in composition (e.g. biotite granites, aplites, leucogranites) and deformational history (e.g. undeformed to cataclastised granites). Porphyries of dioritic to granitic composition are frequently encountered, the main lithologies being feldspar, and quartz-feldspar porphyry. These porphyries tend to have variable amounts of disseminated sulphides present, and are often host to millimetric and centimetric quartz-stockwork veining.

Whilst contact relationships of these acid/intermediate rocks are rarely observed, it is unlikely that all intrusive bodies occur as small scale lenses, sheets and stocks. It appears that some of these bodies may have polyphase intrusive histories – with intrusive rocks of varying compositions seemingly occurring within the same stock (such as the JQA intrusion). Many of these felsic rocks exhibit whole or partial kaolinization.

Permo-Triassic (P-T) dykes

A series of P-T dolerite dykes intrude the country rocks at Benzdorp. These dykes trend NNW-SSE and are possibly up to 20 metres in thickness. In hand specimen these dolerites are dark greenish black and exhibit a medium grained assemblage of unaltered feldspar and pyroxene. These dykes are relatively resistant to weathering. They can be distinguished from the Lower Proterozoic dykes by their lack of deformational fabric and by the absence of metamorphic alteration mineral assemblages – a common feature associated with the older rock-types.

b) The Central Granitoid Area

The Central Granitoid area covers the central, western and northern part of the property, and is characterized by low-lying topography. The granites are mapped as biotite granites and biotite tonalities. Canarc has undertaken very little exploration work in this area in the past, so these rocks are not as well understood.

Limited evaluation of aerial photographs and aeromagnetic maps appears to indicate the presence in this area of small relicts of greenstone belt in the granitic terrain. These would represent the most likely target for any exploration work in the area.

c) The Assici-Emma Complex

The Assici-Emma Complex in the south of the Benzdorp property is characterized by the presence of a strong WNW-ESE trending structural lineament. This lineament extends westwards to the Tapanahony River and eastwards into French Guyana, covering a distance of approximately 150 kilometres. Large mafic intrusions (e.g. the De Goeje Gebergte) and slivers of greenstone are present along the lineament.

Item 10: Deposit Types

The Benzdorp property is being evaluated for its potential to host economic gold and gold-copper deposits. The possibilities for discovery of a copper-gold porphyry deposit as well as shear-hosted orogenic lode gold deposits exist on the property.

Examples of copper-gold deposits being sought on the Benzdorp property are the Boddington deposit in Australia. The Boddington mineralization occurs in Archean mafic to intermediate volcanic rocks cut by intrusive rocks. Exploration on the JQA zone at Benzdorp has identified copper and gold mineralization associated with a tonalite stock that intrudes into mafic to intermediate volcanic rocks.

The second deposit type is orogenic lode gold deposits similar to the Gros Rosebel mine of Cambior. The Gros Rosebel mineralization mostly occurs in quartz and quartz-carbonate veins that are generally restricted to lithological contacts fold closures and subvertical shear corridors. The deposit consists of 6 separate deposits. Exploration to date on the Benzdorp property has identified similar lithologies to those at Gros Rosebel and several shear-hosted gold-bearing quartz vein systems have been identified.

Item 11: Mineralization

Exploration of the Benzdorp by Canarc Resource Corp. located a number of areas of gold mineralization. These include the JQA, JQB, Pichevin Kreek and Eureka Kreek zones. Mineralization present in each zone is discussed separately below (Fig. 8).

780000 m
785000 m
790000 m
795000 m
800000 m
805000 m
810000 m
815000 m
820000 m
825000 m
420000 m
415000 m
410000 m
405000 m
400000 m
395000 m
390000 m
Van Heemstra
Botho
JQA
JQB
Rufin
Pichevin
Cenac
Eureka
Assici
N
W
E
S
0
10 km
Canarc Resource Corp.
Benzdorp Property, Suriname
Mineral Occurence Location Map

Figure 9 Location of Mineralization

JQA

Mineralization in the JQA zone is centered on a tonalite porphyry intrusive intruding mafic volcanic rocks of the Benzdorp Volcanic Sequence. Based on the drilling results, the mineralizing intrusive has a dimension of approximately 900 by 300 metres.

The intrusive bodies appear to be spatially related to gold mineralization. At the northern end of the JQA anomaly, gold is hosted within a saprolitised quartz-stockwork, and veined and fractured tonalite. The contact zone between stock- and dyke-intrusives and the host greenstone rocks is where higher-grade gold occurrences are predominantly located.

Where fresh rocks have been found, gold mineralization is associated with silicification and potassic alteration. Silicification is characterized by silica flooding, giving the rock a glassy appearance and a stockwork of quartz veins. Potassic alteration is manifested by the development of K-feldspar, giving altered rocks a pink colouration in the groundmass (this style of alteration appears to be confined to the intrusive rocks only).

Sulphide mineralization consists of pyrite, pyrrhotite and lesser chalcopyrite occurring as disseminations in the intrusive and surrounding volcanics and within quartz veins. Total sulphide content is generally less than 5% of the rock by weight.

In the initial 30 to 70 metres from surface, the rock is saprolitized and all sulphides are oxidized to various forms of iron oxide. The intrusive and volcanic rocks in the saprolite zone are deeply weathered and decomposed. The oxidation of sulphides in the rock and the acid generated by this process assisted the natural process of weathering and resulted in a deeper weathering profile within the JQA mineralized area.

Two trenches were excavated in the JQA zone (Figure 10). The trenches were made using a D-6 bulldozer and were dug to a depth of 6 to 8 metres into the saprolitized rock. Neither trench reached non-weathered rock. Two metre long channel samples were cut from the lower wall of the trench and analysed for gold.

N
JQA GRID
(meters)
MAP LEGEND
CANARC van SURINAME
BENZDORP
Trench Anomaly

Figure 10 JQA Trench Map

In trench TR-02-01, the porphyry has locally been sheared, with numerous hematitic shears, ranging from 10 cm to 25 cm width (Figure 11). One main shear is present at samples 117750, 117751, and 117752, which measures 5 metres in width, with several more narrow ones within the adjacent few metres. All of these shears are hematitic, with a fine, sub-parallel stockwork of quartz stringers. The feldspar phenocrysts in these zones have been flattened along the shear plane. These shears trend very consistently at 160º to 175º, dipping 80º to 85º W in the eastern part of the trench. Towards the west, they start dipping vertical and then easterly to as shallow as 45º E. Quartz stringer stockwork zones with up to 20 stringers per metre increase towards the area of, and occur sub-parallel to, the shears.

Section looking South
Magnetometric and Scintillometric survey
Plan view at floor elevation

Figure 11 Trench 1 Map

The shear zones occasionally offset quartz veins (sinistral) 10 cm to 1 metre. In turn, these shears are also offset (sinistral) 20 to 30 cm, along very clean, single sub-horizontal to shallow westerly dipping faults. These faults often have no measurable width, and may contain quartz, gouge or oxides.

Although granular (saccharoidal) quartz veins up to 2 cm width are common throughout, there are very few zones of significant stockwork or sheeted quartz veins. Hematite and a pyrolusite are common in the quartz veins. Folding of the quartz veins has been noted at several locations with the dominant fold axis at approximately 30º→ 045º.

The most pervasive oxidized zone occupies the western 60 metres of the trench. Intense laterization occurs in the eastern part of the trench and saprolite was not reached.

Samples were collected from the mottled zone. Trench TR-02-01 averaged 0.802 gpt over the 146m length sampled. Towards the eastern part of the trench, gold values are lower averaging 0.539 gpt over 20 metres.

Of the 59 metres excavated, saprolite was not reached for a 26 metre length. The saprolite that was exposed was very oxidized and limonitic, with patches of mottled zone included.

The samples are still considered to be of the ‘transition’ zone between the laterite cap and the underlying saprolite. Structural features were difficult to observe. Numerous shears were noted, and are moderately limonitized. These shears have also been offset numerous times by the same sub-horizontal faults as described above (TR-02-01). However, the shears in this trench are not as consistent in their orientations as those in TR-02-01, and generally dip shallower. Magnetite and pyrolusite are common in many of the quartz veins. There is a fairly dense quartz vein stockwork from sample 117828 to 117832, with quartz veins up to 5 mm in various directions, although more sheeted than in TR-02-01, with vein densities up to 20 veins per metre.

Trench TR-02-02 averaged 0.896gpt gold over the 59 metres sampled. If the 28.4 metre interval of mottled zone is excluded, the trench samples average 1.024 gpt gold over 34.2 metres.

No significant change in gold grades was noted in the zones of shearing and zones with increased quartz veining. The gold grade is fairly consistent over the entire intrusion tested by the trenches. Only a slight decrease in gold values occurs in the oxidized zone at the top of the saprolite, decreasing further into the mottled zone.

The JQA anomaly was tested by a number of drill holes the results of which are discussed under Item 13 Drilling.

JQS

The JQS lies to the south of the main JQA anomaly and is an extension of the mineralization exposed there. The mineralization occurs in altered mafic volcanics rocks consisting of tuffs and flows. Alteration consists of potassic and proplytic facies along with a quartz stockwork.

The JQS was drilled with a number of holes and is discussed as part of the JQA in Item 13 Drilling.

JQB

Mineralization in the JQB is exposed in Poknokker pits and consists of quartz vein swarms and stockworks localized along the contact of quartz diorite porphyry dykes and sheared and altered mafic volcanic and volcano clastic rocks. Alteration and mineralization is similar to that at JQB, but is restricted to several metre thick zones along the intrusive-volcanic contact. Other than grab samples, no systematic sampling of the JQB was done.

Pichevin Kreek

Activities by Pokknokkers exposed shear-hosted mineralization within meta volcanilastic rocks. The shears are of variable width ranging from 1 to 5 metres. Within the shears, quartz veining forms 10 to 30% of the rock and consists of massive white quartz in anastimosing vein systems that locally coalesce into single veins up to 1 metre thick.

Limonite box works in the veins and wall rock suggest sulphide minerals formed approximately 5% of the unweathered rock. Short 1.5 metre channel samples of the saprolite exposed in shallow poknokker pits was carried out in 1997. These samples were not sent to a laboratory for analysis, but were evaluated by hand panning. Gold grain counts are reported, but due to the inaccuracy of this type of analysis no comment can be made on the actual gold grades of these samples. It is assumed that some amount of gold was present in the saprolite as areas with high gold grain counts were extensively mined by the Poknokkers.

Eureka Kreek

As in the case of Pichevin Kreek, mineralization at Eureka Kreek occurs in quartz veining localized in shears cutting meta volcanoclastic rocks exposed in Pokknokker pits. Numerous grab and channel samples collected from the pokknokker pits returned generally low gold values with the highest value being 2.92 gpt across 1.5 metres.

2002 Pit Sampling Pits

Two active pokknokker workings immediately west of the JQA grid have been mapped as various lithologies of the Benzdorp Volcaniclastic Sequence as well tonalitic porphyry intrusive rocks. These rocks display local zones of brecciation, which are believed to be a primary texture. These breccias are pyroclastic flows and lithic tuff. Minor quartz vein zones have been noted in these workings. A small outcrop of white saprolite, rich in quartz grains, appears to be part of a small granitic plug or dyke.

The JQW was drilled with 5 holes. The results of this drilling are discussed in Item 13 Drilling.

Figure 12 Sampling Poknokker Pits

JQW

Several samples collected from the poknokker workings in 2002 west of base camp returned significant gold assays (Figure 12). The highest return is a 2.0 metre chip sample taken from a zone of quartz veining in BVS exposed in one of the poknokker pits. It assayed 10.873 g/t gold. Including adjacent samples, this zone averages 2.815 g/t Au over 12 metres, including 8 m of 3.968 g/t gold. Although sample 117010 is not directly contiguous, it is nearby, and with this sample included, there is a 17 metre wide zone averaging 2.496 g/t gold. These poknokker pits have been sampled directly below the ‘paydirt’ zone of the placer workings, so these samples could have been contaminated by free gold from the sediments above. However, every effort was made to ensure a clean, uncontaminated sample. The exposed saprolite/rock was washed clean, and the channel samples were cut approximately 5 cm deep into true saprolite. Samples from the granitic saprolite did not return significant assays. This anomaly was tested with 5 diamond drill holes as part of the drill test of the adjacent JQA Zone.

Pointu Kreek and Lower Rufin Kreek

Extensive Poknokker activity in the Lower Rufin and Pointu Kreek drainages was channeled sampled in 2005. The location and resutls of the sampling is displayed in Figure 13.  With the exception of a few samples containing greater than 1gpt Au, the gold content is and values similar to those provided by the “JQW” sampling of earlier pits in 2002 were not encountered.

820500 m
821000 m
821500 m
822000 m
822500 m
823000 m
823500 m
409000 m
408500 m
408000 m
407500 m
407000 m
N
W
E
S
0
500 m
Pits Sampling: Pointu, Rufin North
Au gpt (ppm)
<0.05
0.05...0.2
0.2...0.3
0.3...0.4
0.4...0.5
0.5...0.75
0.75...1
>1
Canarc Resource Corp
Benzdorp Project
Pit Sampling
Pointu and Rufin Kreeks

Figure 13 Pointu and Rufin Kreek Sampling, Gold

2006 Pit Sampling

Three-hundred and thirty-four (334) samples were taken from saprolite and bedrock exposures and poknokker pits over the course of exploration programs in 2006.   Results are tabulated in Appendix C and plotted on figure 14.

18 samples report a gold content of greater than 1 gpt, including 10 samples containing greater than 3 gpt.  All of these results are related to remnant quartz veining over narrow widths in saprolite and most are located proximal to the southeast boundary of the concession.  Sampling in the “Mama Maria” pit at the southern limit of the Pichevin Grid  provided results worthy of higher priority follow-up sampling and mapping with 2 metre channel samples containing values of 28.8 and 39.7 gpt Au.

Pit Sampling
Points : Au ppm
<0.05
0.05...0.25
0.25...0.5
0.5...0.75
0.75...1
1...2
2...3
>3
JQB
Rufin
Roche Kreek
Pichevin
Concession Boundary
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822000 m
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405000 m
404000 m
403000 m
0
1 km
N
S
E
W

Canarc Resource Corp.
Benzdorp Project, Suriname
Pit Sampling 2006
Gold

Figure 14 Benzdorp Property: Pit Sampling 2006, Gold

Item 12: Exploration

Soil Geochemistry

Introduction

Most of the geologically favorable greenstone rocks of the easternmost part of the Benzdorp property (Map 1) have been explored with deep auger soil sampling. As a first pass, 1 metre deep, vertical auger holes were drilled by Canarc employees in order to penetrate the laterite. Soil from the bottom 20 cm was placed in cloth bags, carefully numbered and sent to a laboratory. Samples collected prior to 2003 were shipped to FILAB in Cayenne, French Guyana. Since 2003, samples have been shipped to a laboratory in Paramaribo called “The Assay Lab” associated with Inspectorate Labs. The change in laboratories was made so that analysis would have ISO 2002 quality assurance required by stock exchanges in Canada and the U.S.

Soil samples were collected at 25 metre spacing along lines. Line spacing varies from 100 to 400 metres with closer line spacing over areas of known mineralization.

Soil samples from the auger sampling program in 2006, the Rufin and Botho grids, were analyzed for gold by atomic absorption. Analytical results and logs from the auger holes are available in Appendices A and B and results are plotted on Map 1.

Results show 6 main areas of anomalous gold in soil. These are referred to as JQA, JQB, Van Heemstra, Eureka, Rufin and Pichevin. Each anomaly is discussed separately below.

JQA

The JQA anomaly is the largest and best defined of the gold-in-soil anomalies. At the 0.25 gpt contour, the anomaly measures 1700 by 800 metres (Map 1). Peak values are up to 10 gpt. The size of the anomaly, coupled with the high gold values, resulted in most of the drilling and trenching being focused on this anomaly. To better define the bedrock source of the gold-in-soil anomaly, 5 to 15 metre long auger holes drilled at 20m spacing along lines 100m apart within the areas of the anomaly with values greater than 0.5 gpt gold. Results from the deep auger drilling showed consistent gold values in the 0.1 to 10 gpt range within an area measuring 500 metres by 500 metres. None of the auger holes penetrated the saprolite layer. The encouraging results prompted a next phase of diamond drilling, which is discussed under Item 13.

JQB

The JQB anomaly lies to the southeast of the JQA anomaly. Results of the initial 1 metre deep auger sampling showed an area 1000m by 600m where gold-in-soil values exceeded 0.1 gpt (Map 1). To better define the source of the gold-in-soil, a subsequent program of 5 to 15 metre deep auger drilling was carried out within the areas of highest gold values. Results of the deep auger holes show that gold at depth is restricted to narrow zones generally less than 40 metres wide and 600 metres long. This fits well with observations made in Poknokker pits where gold mineralization occurs in the sheared contacts of quartz diorite porphyry and metavolcanic rocks.

Van Heemstra

In the Van Heemstra area in 2005, shallow auger-soil samples were collected at 20 metre spacings along lines spaced 100 metres apart. Results of the gold analysis of these samples are plotted on Map 1.

At a 0.3 gpt gold value, two prominent anomalies are identified. These are referred to as the VHA and VHB anomalies. The VHA anomaly covers an area measuring 600m by 200 to 300m wide. This anomaly occurs in an area without outcrop, therefore at this time there is no explanation for the source of the anomaly.

The VHB anomaly has a smaller areal extent than VHA. The anomaly measures 200m by 100m at the 0.3 gpt gold contour. As in the case of VHA, there is no explanation for the source of the anomaly.

Eureka

Auger samples from the initial sampling of the Eureka Grid were evaluated by panning a 1 litre sample of the cuttings from the bottom 20 cm of the auger hole. The resulting concentrate from the panning was visually examined and the number of gold grains (“eyes”) counted. This method of evaluating the auger samples was used to determine where subsequent deeper auger sampling would be focused. As this form of sample analysis is considered only a crude estimate of gold-in-soil content, no comment on the results is made.

Some areas of auger samples were analyzed by conventional analytical methods. In the northern most part of the grid area there are a number of single point anomalies and one three point anomaly. These anomalies occur in areas of Poknokker activities where shearhosted veining was noted. The limited extent of the anomalies and the presence of shear- hosted veins in areas of Poknocker activity, implies the source of the gold is from the relatively narrow shear-hosted veins. Further work is required to determine the source of the gold-in-soil anomalies.

Pichevin-Cenac Grid

The Pichevin-Cenac grid area covers the southeastern part of Benzdorp property and is in an area of extensive alluvial mining. Results of the soil sampling highlight a number of areas of anomalous sampling. Of most interest are the anomalies north of Cenac Kreek and north of Pichevin Kreek. Both anomalies were originally identified on the basis of gold “eye” as grain counts in auger sampling. Subsequent analysis of samples over the same area determined the extent of the greater than 0.3 gpt gold contour to be more limited than the area defined by gold grain counts. The anomalies as defined by analytical methods show both Cenac and Pichevin to be restricted to point anomalies.

As in the case of Eureka, the source of the gold-in-soil anomalies appears to be quartz veining hosted in shear zones cutting mafic volcanic flows, breccias and tuffs.

With the exception of two holes drilled in the Pichevin anomaly, no systematic sampling or trending has been carried out on these two anomalies.

Elsewhere on the Pichevin Grid are numerous single point anomalies greater than 0.3 gpt. None of these anomalies have yet been investigated to determine their source,

however since this area was sampled in 1997, extensive Poknokker activity has cleared the ridge crest of all surficial materials and exposed quartz veining at depth within saprolite.  This material has been sampled and results are discussed in the applicable section; “Poknokker Sampling”.

Rufin Grid

During 2006, 38 km of east-west oriented line cutting and one metre deep auger sampling was completed on the headwaters and north side of Rufin Kreek.  Twenty lines were installed at 200 meter north-south intervals and sampled every 25 meters.  51 rock-chip samples, and 1,550 soil samples, taken from the deepest 20 cm of the 1 metre auger hole and geologically logged, were shipped to “The Assay Lab” in Paramaribo for analysis.  Results are provided in Appendix A and plotted on Map 1.

Results outline several areas of very local enrichment suggesting narrow, structurally controlled mineralisation.  The lack of broad scale anomalies indicates a low potential for large mineralizing systems analogous with the JQA anomaly.

Botho Grid

During 2006, A total of 98.1 kilometres of east-west oriented Line-cutting was completed on the Botho Grid, a continuation to the north of the Rufin Grid.  Nine lines were spaced at 200 metre intervals immediately adjacent to the north of the Rufin Grid, and 16 lines continued further north at a 400 metre spacing.

Auger samples were taken at 25 metre intervals along the lines.  A one metre hole was augered and the lowermost 20 cm was sampled.

A total of 3,641 soil and 7 rock-chip samples were sent to the laboratory for gold analysis.  The receipt of all results was delayed until November as there was a very large number of samples at The Assay Lab submitted by other companies exploring in Suriname.  Results are provided in Appendix B, and plotted on Map 1.

Low gold content was outlined across the grid with only 2 samples containing greater than 1 gpt Au.

Geophysical Survey

Terraquest Surveys of Toronto was contracted to fly 1900 line kilometers of airborne magnetics and radiometric geophysical surveys over the eastern portion of the Benzdorp Property (figure 15). The survey was flown along east-west oriented lines spaced 150 metres apart with a ground clearance of 30 metres. The survey was completed on March 30, 2006 and data was received on May 19, 2006. S.J. Geophysics of Richmond, BC was contracted to carry out inversion of the data and other processing (Figures 16 to 18).

Benzdorp Property
Airborne Geophysical Survey Location
Spring 2006

CANARC RESOURCE CORP.

820200E
421500N
812200E
150 m
spacing
18km
Airstrip 823800E
407179N
7km
817200E
402500N
827200E
402500N
812200E
395500N
5km
0
5
10km

Figure 15 Location of Airborne Survey

SJ Geophysics was asked to provide an interpretation of the aeromagnetic survey completed early in the year by Terraquest Ltd.  The focus of the interpretive work was to better outline the contacts between the intrusive bodies, the basal amphibolite that defines the western boundary of the Benzdorp Volcaniclastic Sequence (BVS), the argillites, and the volcanic rocks which compose the prospective Eastern Greenstone Belt of the property.  The resultant interpretation is provided in Figures 16, 17, and 18.

The processed data and lineament interpretation (figure 16) identified several major structures including an east-west fault with apparent left lateral movement that moved the BVS to the west to the north of the fault. Also of note is a major structure along the Lawa River that marks the eastern boundary of the BVS. The magnetic data also identified the main bodies of quartz diorite.

Magnetic Linear Legend
N30E
N60W
N20W
N70EFaults
420000 N
418000 N
416000 N
414000 N
412000 N
410000 N
408000 N
406000 N
404000 N
402000 N
400000 N
398000 N
396000 N
812000 E
814000 E
816000 E
818000 E
820000 E
822000 E
824000 E
826000 E
828000 E
Lawa River
N
S
W
E
0
2.5
5
kilometres
Canarc Resource Corp.
Benzdorp Project
Suriname
Interpreted Magnetic Structural Trends
Total Magnetic Field Colour Contours

Figure 16 Interpreted Magnetic Structural Trends

The CVG Shadow map interpretation, Figure 17, indicates that the sediment-tuff unit that hosts the Antino deposit, on the concession to the south, narrows to the northeast beyond the Rufin Grid where it encounters a strong east-west oriented structure at approximately 410000N and cannot be traced further.

JQA Anomaly
Volcanics
Sedimentary - Tuff
Lawa River
Antino Deposit Area
406000 N
404000 N
400000 N
398000 N
824000 E
826000 E
828000 E
0 1 2
kilometres
N
S
E
W
Interpretation Legend
Outline of Amphibolite Trend
Near surface amphibolite
Outline of Sedimentary / Tuff units
Intrusions
Faults
Canarc Resource Corp.
Benzdorp Project
Suriname
Geophysical Interpretation
CVG - Shadow Map

Figure 17 CVG Shadow Map

.

Inversion 3D modeling indicates that the intrusive rocks associated with the JQA and JQB anomalies are restricted to the southern portion of the property, and that the large magnetic high between 41000N and 412000N is of a different nature than JQ intrusions, as it’s interpolated signature fades with depth.   McClintock (2006) states: “This suggests that the more prospective geology associated with the Antino and JQA gold mineralisation does not extend north beyond 410000N.”

Inversion 3D modelling focused on the southern portion of the Benzdorop Volcanic Sequence (figure 18) did successfully outline the previously unknown shape and extent of the intrusion associated with the JQA target.  A sharp east-west trending body extending to the west below Pointu Kreek suggests further potential lies in this direction, and also suggests that the east-west orientation of the drilling to date may not have been the optimum orientation for a thorough investigation of the anomaly.

The radiometric survey was hindered by thick forest cover. Areas of active Poknokker workings and the banks of the Lawa River where vegetation is removed are the only places where a response is observed.

N
W
E
S
410000 N
408000 N
406000 N
404000 N
820000 E
822000 E
824000 E
826000 E
828000 E
JQA Anomaly
Lawa River
Legend
Interpreted Magnetic Intrusion
0
1
2
kilometres

Canarc Resource Corp.
Benzdorp Project
Suriname
JQA Deposit Area
Detailed Mag3D Inversion
DepthSlice at 100m Elevation

UTM Coordinates: WGS 84, Zone 21

Figure 18 Detailed Magnetic Inversion of JQA, JQB areas

It was hoped the magnetic data would identify smaller structures hosting the mineralized shear zones. Based on the processing done to date, the resolution of the survey is insufficient to be a direct targeting tool. Further processing of the data might assist in identifying smaller structures and intrusive bodies.

The radiometric survey was hindered by thick forest cover. Areas of active Poknokker workings and the banks of the Lawa River where vegetation is removed are the only places where a response is observed.

Item 13: Drilling

In 2003 the first phase of drilling was undertaken using a prospecting rig to complete holes to a maximum depth of 100 metres. With the exception of 1 hole drilled at Cenac and two holes in the Roche Creek and 1 hole at JQB areas, holes tested the JQA-JQS-JQW soil anomaly area. Encouraging results from the 2003 program prompted a second drill program in 2004.

Benzdorp Property
Drill-Hole Collar Plan
Phase 1 (hydraulic)
Phase 2 (Mechanical)
Drillholes
Drill type
hydr
mech
0
400 m
N
S
Pointu Kreek
Rufin Kreek
821000 m
821500 m
822000 m
822500 m
823000 m
408500 m
408000 m
407500 m
BZD-03-23
BZD-03-22
BZD-03-17
BZD-03-15
BZD-03-16
BZD-03-07
BZD-03-08
BZD-03-06
BZD-03-29
BZD-03-05
BZD-04-45
BZD-04-42
BZD-04-40
BZD-03-30
BZD-04-41
BZD-03-03
BZD-03-33
BZD-03-34
BZD-03-35
BZD-03-25
BZD-03-21
BZD-03-20
BZD-03-18
BZD-03-19
BZD-04-46
BZD-04-43
BZD-04-49
BZD-03-04
BZD-04-39
BZD-04-48
BZD-03-31
BZD-04-44
BZD-03-02
BZD-03-24
BZD-03-01
BZD-04-47
BZD-04-51
BZD-03-13
BZD-04-50
BZD-03-32
BZD-03-14
BZD-03-27
BZD-03-28
BZD-03-09
BZD-03-10
BZD-03-11
BZD-03-12

Figure 19 Phase 1 and 2 Drill Hole Location Plan

Drilling in the JQA area outlined a 500m by 500m area of the gold-in-soil anomaly where porphyry-type alteration and quartz vein stockwork carried appreciable amounts of gold and/or copper.

Gold values in the saprolite based on analysis of both core and deep auger holes averages 0.5 gpt gold. In the non-weathered rock below the saprolite, gold grades in core are similar however, copper averages 0.15%. The composited value of all drill core was 0.514 gpt gold and 0.05% copper (assuming 0 value for samples not analyzed for copper).

In the upper 30 to 70 metre thick saprolite layer leaching has removed much of the copper leaving only anomalous levels of copper (100 to 1000 ppm).  Despite this shallow leaching, there is no secondary enrichment of copper at the base of the saprolite. Copper leached from the saprolite must have traveled laterally away from the mineralized rock and was not preserved.

The following table summarizes significant gold intersections from the 2003 and 2004 drilling on the JQA target. The averaged copper values in the table include the saprolite, which was not assayed for this metal.  Hole collar locations are provided in figure 19.

Table: Au and Cu Composites for Benzdorp JQA Prospect

Hole ID	From	To	Length	Gold	Cu
	(m)	(m)	(m)	(gpt)	(ppm)
BZD-03-01	0.00	74.37	74.37	0.47	605.63
BZD-03-02	0.00	71.32	71.32	0.58	591.77
BZD-03-03	0.00	71.63	71.63	0.37	19.44
BZD-03-04	0.00	113.39	113.39	0.63	500.64
BZD-03-05	0.00	79.25	79.25	0.55	846.30
BZD-03-06	0.00	65.53	65.53	0.56	201.88
BZD-03-07	0.00	44.20	44.20	0.69	189.92
BZD-03-08	0.00	60.96	60.96	0.56	27.18
BZD-03-09	0.00	3.05	3.05	0.28	109.14
BZD-03-10	0.00	41.15	41.15	0.32	192.30
BZD-03-13	0.00	100.58	100.58	0.82	572.64
BZD-03-14	0.00	4.57	4.57	0.36	517.38
BZD-03-15	0.00	81.49	81.49	0.48	409.54
BZD-03-16	0.00	88.39	88.39	0.51	195.54
BZD-03-17	0.00	24.38	24.38	0.43	72.13
BZD-03-18	0.00	67.80	67.80	0.55	1103.89
BZD-03-19	0.00	16.76	16.76	0.58	501.69
BZD-03-20	0.00	56.39	56.39	0.61	527.65
BZD-03-21	0.00	16.76	16.76	0.44	259.71
BZD-03-29	0.00	42.67	42.67	0.25	NA
BZD-03-30	0.00	57.91	57.91	0.34	NA
BZD-03-31	0.00	24.38	24.38	0.28	NA
BZD-03-32	0.00	65.53	65.53	0.31	NA
BZD-04-39	0.00	169.00	169.00	0.59	781.51
BZD-04-40	0.00	86.87	86.87	0.41	90.03
BZD-04-41	0.00	59.44	59.44	0.40	170.76
BZD-04-42	0.00	182.88	182.88	0.84	630.97
BZD-04-43	0.00	175.26	175.26	0.35	887.93
BZD-04-45	0.00	199.11	199.11	0.50	986.69
BZD-04-46	0.00	125.33	125.33	0.39	100.51
BZD-04-47	0.00	98.94	98.94	0.60	692.26
BZD-04-48	0.00	81.72	81.72	0.36	NA
BZD-04-49	0.00	4.57	4.57	0.58	NA
BZD-04-50	0.00	172.21	172.21	0.40	973.25
BZD-04-51	0.00	187.42	187.42	0.55	606.60

As shown on Section 20400N (figure 20) the mineralization forms a funnel shaped body approximately 500 metres in diameter at surface that narrows at depth below the saprolite layer. The process of laterization and saprolitization caused lateral dispersion of the gold in the laterite and saprolite layers and is responsible for the upward flaring of the gold mineralization.

Drilling at the JQS was disappointing. Although alteration was similar to the JQA, the results for gold were low. No further work is warranted.

Drilling of the JQW and Poknokker area found the area to be underlain by a suite of metasedimentary rocks (amphibolites, chlorite schist, and meta tuffs) and tonalite intrusive rocks. The alteration varied from potassic to propylitic.

Drill-hole depths varied from 100.6 metres to 144.8 metres with the upper 30 to 70 metres in laterite and saprolite material with no sulphide minerals present. Sulphide mineralization consists of pyrite and minor chalcopyrite in a quartz vein stockwork, fractures and disseminations were only observed at the bottom of the holes where oxidation was not intense.

Gold values were disappointing with gold being restricted to short intervals. The best gold value was 1.2 gpt over 6 metres and highest value was 26.54 gpt over 1.52 metres at the collar of hole 24.

W
E
SAPROLITE
SAPROLITE
Scale
0
100 m
Meters
Legend
Rock Type
Tonalite
Andesite
Alteration
Saprolite
Qtz Vein Stockwork
and Potassic Alteration
Gold > 0.2gpt

Figure 20 Section 20400N (utm 408240N) JQA Target

McClintock (2006) states: “This high value is from quartz vein fragments in lateritic material and is not considered to be in place. The overall low-grade values of the JQW do not warrant additional drilling.

The drill holes at Roche Kreek , JQB and Cenac were disappointing and did not return significant values in gold or copper. As the gold mineralization is believed to be sourced from relatively narrow structures, the failure to intersect a gold mineralization may be the result of the drill holes not cutting the mineralized structures.”

Item 14: Sampling Method and Approach

Scarce outcrop, heavy vegetation and laterite make conventional prospecting for mineralization on the Benzdorp property slow and ineffective. The approach to exploration has been to focus efforts within the drainages where Poknokkers have extracted alluvial gold.

To highlight prospective areas of the bedrock, vertical auger-soil sampling has been the primary tool. A hand auger is used by Canarc employees to penetrate the laterite layer. Holes are drilled to a one metre depth and soil collected from the lower-most 20 cm of the hole. To date most of the area underlain by the favourable greenstone rocks has been tested with auger sampling.

Areas where the initial auger sampling had values in excess of 0.25 gpt Au were tested with deep vertical auger holes up to 15m in length. One to three metre intervals of the cuttings were bagged and sent to FILAB (before 2004) or The Assay Lab (since 2004) and analyzed in an identical manner as the earlier auger samples.

Where appreciable gold mineralization was encountered in the deep auger holes either bulldozer trenching or diamond drilling was carried out. The need to excavate 6 to 8 metres coupled with the poor state of the bulldozer made trenching slow and expensive. For this reason, trenching was abandoned in favour of shallow diamond drilling.

Follow-up diamond drilling used NQ sized core and were angled holes drilled in an orientation to cut the main trend of quartz veining as observed in trenches or Poknokker pits. Initially, a small prospector drill was used, but later a Longyear 38 was used, as there was no material cost saving by using the prospector drill. Both drills were operated by employees of Quest Drilling of Langley B.C.

A one-metre depth for initial auger sampling was chosen as this was deemed to be the maximum thickness of the laterite. A look through the logs of the holes shows this is the case in most areas of the property sampled. However, some of the auger holes did not penetrate the laterite and therefore the results do not represent the metal values in the underlying saprolite. It would have been better to drill the holes to a 2 metre depth. That being said, only a small portion of the auger holes failed to penetrate the laterite and the survey results are not materially affected by the portion of holes that failed to penetrate the laterite.

In addition to the auger sampling, channel and to a lesser extent grab samples were collected in pits and other alluvial workings of the poknokkers by Canarc geologists. The purpose of this sampling was to determine the gold content of the saprolite exposed in the pits. Channel samples were 2 metres in length.

Drilling used NQ-sized core. The core was collected from the drill site by a Canarc geologist and taken to a core logging facility in the main camp. The geology of the core was logged by a geologist who also marked out intervals for sampling. The sample interval was generally kept at 1 or 1.5 metres although where there were changes in rock type or increases in mineralization intensity, the lengths were varied to separate the mineralization types. The core was cut with a diamond saw by a company employee with one half of the sample placed in a core box for a permanent record.

The initial prospector drill had poorer core recoveries in the saprolite material than the Long Year 38. As the results in the saprolite obtained by the prospector drill were lower than that in the core from the Long Year 38, it was speculated that there may be gold lost from the friable material not recovered by coring. This supposition was based on experience of the geologists working on other projects in the Guyana Shield. Although the average grade of the saprolite is lower in the prospector collected core, the difference is not statistically significant.

The mineralization tested in the JQA zone is porphyry hosted. This does not affirm it’s associated mineralisation is a result of porphyry emplacement as associated alteration is not specific to these environments.  The potential remains for the mineralisation to be more structurally controlled whereby the porphyry lithology is favoured due to its contrasting rheology with neighbouring units.  As such, the angle diamond drill holes as well as the deep auger holes give an accurate prediction of both the copper and gold grades of the JQA. Further drilling of the zone will not materially change either the average grades or the size of the mineralized body. As the mineralization is in the form of disseminations and a stockwork of fracture and quartz vein stock work, sample intervals were mainly 1.5 metre intervals.

At the JQB, Roche and Cenac targets, drill holes may not have been optimally placed and therefore may have been drilled parallel to the mineralized structure or stopped short of the target. As none of these holes intersected mineralization, sampling of the core was kept to regular 1.5 metre intervals.

Item 15: Sample Preparation, Analysis and Security

The initial shallow auger samples were collected by employees of the company. Holes were drilled to 1 metre depth with a soil sample collected from the bottom 20 cm of the hole. In order to ensure reliable assay returns, a quality control/quality assurance program was implemented. In the field, a duplicate sample was collected approximately every twentieth sample. The two samples were sent with different sample numbers, and assayed separately to compare them for consistency. Also, for every 20 samples a “blank” was sent in to ensure proper cleaning and recalibration of the equipment at the laboratory. The collected soil was placed in cloth bags, carefully numbered, and then sent to a laboratory for analysis for gold and a number of other elements.

Prior to 2004, samples were sent to FILAB in Cayenne, French Guyana. Since 2004, soil samples have been sent to The Assay Lab (associated with Inspectorate Labs). The switch from FILAB was made because the FILAB is not certified while The Assay Lab was ISO 2002 approved.

Both laboratories used the same analytical procedure. The auger samples were dried and sieved and a 30 gram sub-sample separated. This 30 gram sub sample was analyzed for gold by atomic absorption. Other elements were analyzed by ICP. As a further quality control, FILAB and The Assay Lab both inserted their own blanks. Furthermore, every 12 to 15 samples were assayed one or more times in order to check for consistency of results. A standard sample was also inserted and routinely assayed and recorded. With the deeper auger holes, the length of the hole was divided into intervals from 1 to 3 metres by Canarc employees. Sample from the intervals were bagged, numbered and sent to FILAB in Cayene French Guyana. The sample control and quality assurance was identical to that used in the shallower auger holes.

Rock samples collected from the poknokker pits were for the most part 2 metre channel samples cut in the saprolite. Approximately 1 kilogram of the cuttings were placed in to a carefully marked cloth bag, sealed with a locking tie and sent to either FILAB or The Assay Lab. Analysis of these samples was identical to the auger samples.

Core from diamond drilling was cut by company employees and one half of the core placed back into the core boxes. The other half of the sample was placed into cloth bags that were sealed with locking straps. The samples were carefully tagged with the sample number and bundled for shipment to FILAB (prior to 2004) or The Assay Lab (since 2004). Duplicate and blanks were inserted into the samples sent to the laboratories.

Duplicate samples were quarter core. Additionally, the laboratories inserted their own blanks and standards into the sample stream.

At the laboratories, the core was dried, crushed and split with a 30 gram sub sample separated for analysis. The 30 gram sub sample was analyzed by fire assay methods with a gravimetric finish for samples with greater than 1 gpt.

Samples sent to The Assay Lab were in the custody of company employees from the time they were collected until they were delivered to the airline. In Paramaribo, the samples were collected at the airport by a company employee and delivered to the laboratory.

Prior to 2004 the samples were shipped to Paramaribo in the same manner as for the samples destined for The Assay Lab. However, in the case of these samples, the Canarc employee delivered the samples to a customs boker to be sent to FILAB in Cayenne, French Guyana. The samples were often delayed in customs waiting for clearance.

McClintock (2006) reviewed the blank and duplicate comparisons and had the following comments: “The blank sample was prepared by Canarc employees by collecting saprolite exposed in an area where no known mineralization existed. The sample was neither mixed nor was independent analyses carried out to ascertain the gold content of this blank standard. In reviewing the results of the blank analyses, the Author noted that on average the blank contained 0.1 gpt gold with some analysis up to 0.5 gpt. The Author did note that the blanks done by both laboratories were consistently at or very close to 0 gpt gold. For this reason the Author has no concern about the high gold values in the field blanks as these field blanks are not true blank samples or proper standard samples. It is imperative that a proper blank sample be prepared and used in future sampling programs.

The review of the duplicate samples (figure 21) found a correlation coefficient of 0.904 between the original and duplicate samples. There is no bias toward either the duplicate or original sample and the differences appear to be random and due to a nugget effect or possible the size difference between quartered core and half core.

Figure 21 Original vs Duplicate Samples

In the author’s opinion, with the exception of the blank samples inserted by the field staff, the quality control and assurance measures and security used were adequate. Going forward a proper field blank needs to be prepared and used. There is no indication that any analytical problems exist and the results of the analysis are fair estimates of the metal content of the samples.”

Item 16: Data Verification

The writer visited the project on numerous occasions since April 2004. While on the property, the author supervised the logging and sampling of Holes BZD-04-40 through BZD-04-44 and has examined and compared assays and drill logs from all other diamond drill-holes in the JQA area.  Numerous other drill-holes from other areas have also been examined. The author’s observations are in broad agreement with those recorded in the logs of all drill-holes, and considers them to be of a high calibre. The author observed the handling, sampling and core-splitting procedure and considers it to be of excellent quality with no bias with all proper care taken to avoid contamination. The author has visited all target areas on the property and has walked numerous grid-lines to confirm that auger holes are correctly located, drilled, and marked.

The writer has reviewed the assay sheets, the duplicates and blanks from work done since 2000. No anomalies or contradictions were noted in the check assays, blanks or standards.

Spot checks of numerous auger drill sites were made both during and after sampling.  The observed sampling and logging procedure was excellent, and all the sample numbers agreed with those marked on the map. The writer did not walk all sample lines and therefore cannot guarantee that all samples were correctly taken.  All anomalies are ground-truthed/prospected prior to futher work, and all have provided evidence supporting the area as likely to be anomalous; evidence considered being supportive geology, proximal poknokker workings, broader low-level gold content in laterite, etc.  For this reason, the risk of fraudulent sampling is considered extremely low.

The writer has visited all Poknokker pits noted in sampling and confirms the style and type of mineralization outlined in the sample descriptions.

Prior to 2000, sample quality control and assurance is not well documented. The writer cannot confirm that appropriate measures were taken to ensure samples were properly treated, analyzed and handled. As most of the work done in the property was after 2000, sampling done prior to 2000 does not have a material impact on current status of the property. Furthermore, current programs have re-sampled some of the areas tested prior to 2000.

Item 17: Adjacent Properties

The Antino property of Reunion Gold adjoins the property to the south.

Item 18: Mineral Processing and Metallurgical Testing

Test work on the saprolite mineralization (McClintock, 2006) shows that gold is very fine grained with poor recoveries of gold by gravity concentration. Flotation tests show 80% of the gold is recovered after subsequent cyanidation.

Test work on the non-weathered mineralization investigated recoveries of gold and copper. Direct cyanidation of the mineralization indicates all of the gold and 53.5% of the copper is soluble. The high percentage of soluble copper makes direct cyanidation problematic due to oxidation of the cyanide solution. Tests confirmed the hard nature of the rock with a bond index of 15.75. As in the case of the saprolite, gold is very fine grained and little is recovered by gravity concentration. Floatation tests found 80% of the copper and 57% of the gold is recovered in a rougher concentrate. Fine grinding did not improve recoveries of either copper or gold.

Item 19: Mineral Resource and Mineral Estimate

No independent calculation of the mineral resource has been undertaken.

Item 20: Other Relevant Data and information

To the best of the writer’s knowledge, all relevant data and information pertaining to the Benzdorp property is included in this report.

Item 21: Interpretation and Conclusions

Exploration on the Benzdorp property has identified potential for porphyry gold-copper mineralization and for orogenic lode gold mineralization.

Nearly all of the work on the project has focused on the evaluation of the JQA target. This work shows the JQA mineralization is limited to a 500m by 500m area with the average assay grade of deep auger and diamond drill holes being 0.5 gpt gold and 0.05% copper (assuming 0 value for samples not analyzed for copper). One of the two southernmost drill-holes intersected 0.55 gpt Au over a core length of 185 metres.  Airborne geophysical data indicates a western continuation to the associated quartz diorite body below Pointu Kreek.   In the writer’s opinion, these observations indicate the JQA zone may still be expanded to the south and west.  While the potential remains for higher grade zones to be outlined with further drilling, this wil have a limited effect on the average grade of the large body drilled thus far.

The upper portion of the JQA target has gold grades comparable to economic deposits contained within saprolite.  The currently defined size and grade of JQA is insufficient to merit further intensive evaluation work, however when viewed as a component of the overall potential of the property and the possiblility it could host a cluster of smaller deposits that together comprise an economic operation, as is the case with the Gros Rosebel mine, the JQA zone represents a legitimate accumulation of gold.  If the size of the JQA target can be expanded significantly, or numerous higher grade/lesser tonnage zones can be defined nearby, it may contribute to the economic viability of the property.

Auger soil sampling has identified a number of smaller gold-in-soil anomalies. Most have not been followed up and those that have have received only cursory evaluation. None of the anomalies are of sufficient size to indicate another area of gold-copper porphyry mineralization. A more likely source of the gold is shear-hosted vein systems. Additional evaluation of these targets is warranted.

Poknokker pit sampling continues to outline narrow zones of quartz veining with significant gold content.  To date these zones have only been outlined in the property’s south-eastern portion of the Eastern Greenstone belt.

Item 22: Recommendations

It is recommended that exploration continue with objective of locating both additional low-grade saprolite mineralization and higher-grade vein-type mineralization in order to identify an economically viable cluster of deposits. To this end, the exploration should focus both on targets outlined by the shallow auger sampling including Van Heemstra grid, the JQB, Eureka Kreek, Pichevin Kreek, Rufin and to a lesser extent, the Botho grid.

Poknokker activity on the property has increased substantially over the past year with numerous large excavators now working in the Rufin Kreek, Pichevin and Van Heemstra Kreek areas. While much of this work is focused upon alluvial or uppermost saprolite material, some work is exposing deeper saprolite. This deeper material can contain relict lithologic textures, structural fabrics, and substantial in-situ quartz-veining with associated alteration.  This presents an excellent source for both geological and geochemical/assay data.  However, the rate and location of work in these areas changes erratically and thereby offers only brief windows of opportunity for mapping and sampling. Intensive monitoring and opportunistic sampling of these pits is recommended.

Deep auger sampling and deep trenching is not recommended as a systematic second phase exploration protocol on geochemical gold anomalies.  Each anomaly should be assessed through shallow bulldozer trenching to confirm that the one metre depth auger sampling tested saprolite and that results can be relied upon.

A preliminary program of 3,000 metres of diamond drilling should be completed to further assess anomalies that are verified by either second phase shallow trenching, or extensive mapping and sampling of Poknokker pits. Drilling of 3 holes at 50 metre spacing at a dip of -70º to test the lower limits of saprolization at depths of between 70 and 100 metres is recommended.

Proposed Budget to Next Key Decision Point ($US)

Salaries	$ 162,000
Consultants	$ 5,000
Transportation	$ 102,000
Food & Accommodation	$ 19,000
Geochemical Analyses	$ 35,000
Drilling	$ 200,000
Supplies	$ 40,000
Property Maintenance	$ 1,000
Contingency @ 10%	$ 56,000
SUB TOTAL	$ 620,000
Contingency @ 7%	$ 43,000
TOTAL	$ 664,000

Item 23: References

Canarc Van Suriname, 2003 Annual Report

Canarc Van Suriname, 2004 Annual Report

Canarc Van Suriname, 2005 Annual Report

Canarc Van Suriname, 2006 Annual Report

De Vletter, D.R., (1984), Economic Geology and Mineral Potential of Suriname. Sur.GMD Meded (Contribution: To Geol. Of Sur. No. 8), No. 27, pp 91-129

Gibbs, A.K., and Barron, C.N., 1993, The Geology of the Guyana Shield Oxford

Monographs on Geology and Geophysics.

Lewis, P., 1997, Structural Interpretations: JER-I Satellite Radar Images:

Suriname

McClintock, J. et al. (2006), Preliminary Economic Evaluation, JQA Zone,

Benzdorp Property Suriname.

McClintock, J. et al. (2006), Summary Report on the Bendorp Project Suriname.  NI 43-101 Technical Report Submittal.

Item 24: Date and Signature Page

The effective date of this report March 22, 2007

James Moors, P.Geo.

March 22, 2007

CERTIFICATE OF AUTHOR

I, James Moors do hereby certify that:

1.

I am currently employed as Vice President, Exploration by:
Canarc Resource Corp.
Suite 800-850 West Hastings Street
Vancouver, BC
V6C 1E1

2.

I graduated with a degree in B.Sc. Hons. Earth Science from the University of Waterloo in 1989.

3.

I am a member of the Association of Professional Engineers and Geoscientists of the Province (Licencse # 25807).

4.

I have worked as a geologist for a total of 19 years and have evaluated, examined and reported on a numerous gold and base-metal deposits in Canada, Venezuela, and Mexico.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report titled Summary Report Benzdorp Property, Suriname and dated March 1, 2007 (the “Technical Report”) relating to the Benzdorp Property. The information in this report was obtained from reports provided by Canarc Resource Corp. I have managed the exploration programs on the property since January 2005 and have visited it for extended periods of time on numerous occasions.

7.

Prior to April 1, 2002 I had no involvement with the Benzdorp Property.

8.

As of the date of this certificate, to the best of the writer’s knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am not independent if the issuer when applying all of the tests in section 1.5 of National Instrument 43-101 as I am an insider.

10.

I have read national Instrument 43-101 and the Technical Report has been prepared in compliance with that instrument.

Dated this 22nd day of March, 2007

CONSENT of the AUTHOR

To: British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Toronto Stock Exchange

I, James Moors, am author of the Technical Report titled “ Summary Report on the Benzdorp Property Suriname” dated March 30, 2007 (“the Technical Report”) and hereby consent to the filing with the regulatory authorities referred to above, of the complete Technical Report.

Appendix I
2006 Rufin Grid Soil Sampling Data

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

4	15950	41550	403710	818771	3540	Soil	clay, yellow-orange-brownish, red-brownish mottled, pisolites, concretional. Duricrust, porknocker camp, low slope.	0.80-1.00	3540	0.15
4	15950	41525	403711	818746	3541	Soil	clay, yellow-brownish, orange-red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3541	<0.05
4	15950	41500	403711	818722	3542	Soil	clay, yellow-brownish, orange-red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3542	<0.05
4	15950	41475	403711	818697	3543	Soil	clay, yellow-brownish, orange-red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3543	<0.05
4	15950	41450	403711	818673	3544	Soil	clay, yellow-orange-brownish, yellow-red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3544	To Follow
4	15950	41425	403712	818648	3545	Soil	clay, yellow-brownish, orange-red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3545	<0.05
4	15950	41400	403712	818623	3546	Soil	clay white qtz fragments, yellow-brownish, orange-white-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3546	<0.05
4	15950	41375	403712	818599	3547	Soil	Duricritic laterite, yellow-orange-brownish, red-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3547	0.12
4	15950	41350	403713	818574	3548	Soil	Massive clay, yellow-brownish, orange-brownish mottled, low slope.	0.80-1.00	3548	0.36
4	15950	41325	403713	818550	3549	Soil	Massive clay, yellow-orange-brownish, red-brownish mottled, low slope.	0.80-1.00	3549	0.07
4	15950	41300	403713	818525	3550	Soil	Massive clay, yellow-brownish, orange-brownish mottled, pisolites, low slope.	0.80-1.00	3550	0.13
4	15950	41275	403714	818501	3551	Soil	Massive clay, yellow-brownish, orange-brownish mottled, pisolites, low slope.	0.80-1.00	3551	<0.05
4	15950	41250	403714	818476	3552	Soil	Massive clay, yellow-brownish, orange-brownish mottled, pisolites, low slope.	0.80-1.00	3552	<0.05
4	15950	41225	403714	818451	3553	Soil	Duricritic laterite, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3553	<0.05
4	15950	41200	403715	818427	3554	Soil	Massive clay, yellow-orange-brownish, red-brownish mottled, pisolites. Duricrust, low slope.	0.80-1.00	3554	<0.05
4	15950	41175	403715	818402	3555	Soil	Massive clay, yellow-orange-brownish, yellow-brownish mottled, pisolites, low slope.	0.80-1.00	3555	4.49
4	15950	41150	403715	818378	3556	Soil	Massive clay, yellow-orange-brownish, yellow-brownish mottled, pisolites, low slope.	0.80-1.00	3556	0.16
4	15950	41125	403715	818353	3557	Soil	Massive clay, yellow-orange-brownish, brown mottled, low slope.	0.80-1.00	3557	0.05
4	15950	41100	403716	818328	3558	Soil	Massive clay, yellow-orange-brownish, brown mottled, low slope.	0.80-1.00	3558	<0.05
4	15950	41075	403716	818304	3559	Soil	Massive clay, yellow-orange-brownish, brown mottled, pisolites, low slope.	0.80-1.00	3559	<0.05
4	15950	41050	403716	818279	3560	Soil	Duricritic laterite, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3560	<0.05
4	15950	41025	403717	818255	3561	Soil	Duricritic laterite white qtz fragments, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, low slope, porknocker area.	0.80-1.00	3561	0.08
4	15950	41000	403717	818230			No sample porknocker area, water in surface
4	15950	40975	403717	818205			No sample porknocker area, water in surface
4	15950	40950	403718	818181			No sample porknocker area, water in surface

4	15950	40925	403718	818156	3562	Soil	Duricritic laterite with qtz fragments, white-orange-brownish, yellow-red-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3562	<0.05
4	15950	40900	403718	818132			No sample porknocker area, water in surface

4	15950	40875	403718	818107	3563	Soil	Duricritic laterite, clay with qtz fragments, brown-orangish, red-yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3563	<0.05
4	15950	40850	403719	818083	3564	Soil	Duricritic laterite, clay, red-orange-brownish, brown mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3564	<0.05
4	15950	40825	403719	818058	3565	Soil	Duricritic laterite, clay with qtz fragments, orange-red-brownish, brown mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3565	<0.05
4	15950	40800	403719	818033	3566	Soil	Duricritic laterite, clay, orange-yellow-brownish, brown mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3566	<0.05
4	15950	40775	403720	818009	3567	Soil	Duricritic laterite, clay, red-yellow-brownish, orange-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3567	<0.05
4	15950	40750	403720	817984	3568	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.60-1.00	3568	<0.05
4	15950	40725	403720	817960	3569	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3569	<0.05
4	15950	40700	403721	817935	3570	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, hill top.	0.80-1.00	3570	0.33
4	15950	40675	403721	817910	3571	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, hill top.	0.80-1.00	3571	<0.05
4	15950	40650	403721	817886	3572	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, hill top.	0.80-1.00	3572	To Follow
4	15950	40625	403721	817861	3573	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites. Duricrust, hill top.	0.80-1.00	3573	<0.05
4	15950	40600	403722	817837	3574	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites. Duricrust, hill top.	0.80-1.00	3574	<0.05
4	15950	40575	403722	817812	3575	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3575	<0.05
4	15950	40550	403722	817787	3576	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3576	<0.05
4	15950	40525	403723	817763	3577	Soil	Massive clay, orange-yellow-brownish, green-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3577	<0.05
4	15950	40500	403723	817738	3578	Soil	Massive clay with qtz fragments, orange-yellow-brownish, red-white-brownish mottled, pisolites. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3578	<0.05
4	15950	40475	403723	817714	3579	Soil	Massive clay, red-orange-brownish, yellow-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3579	<0.05
4	15950	40450	403724	817689	3580	Soil	Massive clay, yellow-brownish, orange-red-brownish mottled, medium slope.	0.80-1.00	3580	<0.05
4	15950	40425	403724	817665	3581	Soil	Massive clay, yellow-brownish, white-orange-brownish mottled, medium slope.	0.80-1.00	3581	<0.05
4	15950	40400	403724	817640	3582	Soil	Duricritic laterite with qtz fragments, orange-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3582	<0.05
4	15950	40375	403725	817615	3583	Soil	Massive clay, orange-yellow-brownish, yellow mottled, pisolites. Duricrust, medium slope, porknocker area +/- 1m east.	0.80-1.00	3583	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

4	15950	40350	403725	817591	3584	Soil	Massive clay, orange-yellow-brownish, pink-red-brownish mottled, low slope, aluvial flat, creek bed.	0.80-1.00	3584	<0.05
4	15950	40325	403725	817566	3585	Soil	Massive clay, pink-orange-brownish, yellow-red-brownish mottled, pisolites, low slope, creek bed.	0.80-1.00	3585	0.07
4	15950	40300	403725	817542	3586	Soil	Massive clay, purple-yellow-brownish, pink-orange-white-brownish mottled, medium slope.	0.80-1.00	3586	<0.05
4	15950	40275	403726	817517	3587	Soil	Clay, orange-brownish, steep slope.	0.80-1.00	3587	<0.05
4	15950	40250	403726	817492	3588	Soil	Clay, orange-brownish, steep slope.	0.80-1.00	3588	<0.05
4	15950	40225	403726	817468	3589	Soil	Clay, orange-brownish, steep slope.	0.80-1.00	3589	<0.05
4	15950	40200	403727	817443	3590	Soil	Clay, orange-brownish, yellow-red-brownish mottled. Duricrust, steep slope.	0.80-1.00	3590	<0.05
4	15950	40175	403727	817419	3591	Soil	Clay, orange-yellow-brownish, gray-brownish, steep slope.	0.80-1.00	3591	<0.05
4	15950	40150	403727	817394	3592	Soil	Clay, orange-brownish, yellow-brownish mottled, pisolites. Duricrust, steep slope.	0.80-1.00	3592	<0.05
4	15950	40125	403728	817369	3593	Soil	Massive clay, yellow-orange-brownish, light-brownish mottled, concretional. Duricrust, medium slope, road +/- 4m to east.	0.80-1.00	3593	<0.05
4	15950	40100	403728	817345	3594	Soil	Massive clay, red-orange-brownish, dark-brownish mottled, concretional, medium slope.	0.80-1.00	3594	0.09
4	15950	40075	403728	817320	3595	Soil	Massive clay, red-yellow-brownish, orange-brownish mottled, concretional, steep slope.	0.80-1.00	3595	0.08
4	15950	40050	403728	817296	3596	Soil	Massive clay, orange-yellow-brownish, red-brownish mottled, concretional, steep slope.	0.80-1.00	3596	<0.05
4	15950	40025	403729	817271	3597	Soil	Massive clay, red-orange-brownish, dark-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3597	<0.05
4	15950	40000	403729	817247	3598	Soil	Massive clay, yellow-orange-brownish, light-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3598	0.05
4	15950	39975	403729	817222	3599	Soil	Massive clay, yellow-orange-brownish, light-brownish mottled, pisolites, steep slope.	0.80-1.00	3599	<0.05
4	15950	39950	403730	817197	3600	Soil	Massive clay with qtz fragments, red-orange-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3600	<0.05
4	15950	39925	403730	817173	3601	Soil	Massive clay with qtz fragments, orange-brownish, red-brownish mottled, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3601	<0.05
4	15950	39900	403730	817148	3602	Soil	Massive clay, dark- orange-brownish, yellow-brownish mottled, concretional. Duricrust, probably mafic rock, steep slope.	0.80-1.00	3602	<0.05
4	15950	39875	403731	817124	3603	Soil	Massive clay with qtz fragments, red-dark-brownish, orange-brownish mottled, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3603	<0.05
4	15950	39850	403731	817099	3604	Soil	Massive clay, duricritic laterite, red-brownish, orange-brownish mottled, concretional. Duricrust, steep slope.	0.80-1.00	3604	0.07
4	15950	39825	403731	817074	3605	Soil	Massive clay, duricritic laterite, dark-red-brownish, orange-brownish mottled, concretional. Duricrust, hill top.	0.80-1.00	3605	<0.05
4	15950	39800	403732	817050	3606	Soil	Massive clay, duricritic laterite, red-orange-brownish, dark-brownish mottled, concretional. Duricrust, hill top.	0.80-1.00	3606	<0.05
4	15950	39775	403732	817025	3607	Soil	Massive clay, dark-brownish, red-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3607	0.09
4	15950	39750	403732	817001	3608	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional. Duricrust, steep slope.	0.80-1.00	3608	<0.05
4	15950	39725	403732	816976	3609	Soil	Massive clay, yellow-orange-brownish, purple mottled, concretional, purple material probably feldspar, Duricrust, steep slope.	0.80-1.00	3609	<0.05

4	15950	39700	403733	816951	3610	Soil	Massive clay, with qtz fragments, orange-yellow-brownish, red-brownish mottled, concretional, qtz vein in surface, steep slope.	0.80-1.00	3610	<0.05
4	15950	39675	403733	816927	3611	Soil	Massive clay, with qtz fragments, red-brownish, orange-brownish mottled, concretional, qtz vein in surface, steep slope.	0.80-1.00	3611	0.14
4	15950	39650	403733	816902	3612	Soil	Massive clay, with qtz fragments, orange-brownish, purple mottled, concretional, purple material probably feldspar, qtz vein in surface, steep slope.	0.80-1.00	3612	0.06
4	15950	39625	403734	816878	3613	Soil	Massive clay, purple, light-brownish mottled, concretional, purple material probably feldspar, steep slope.	0.80-1.00	3613	<0.05
4	15950	39600	403734	816853	3614	Soil	Massive clay, red-brownish, orange-black-brownish mottled, concretional, black mineral, steep slope.	0.80-1.00	3614	<0.05
4	15950	39575	403734	816829	3615	Soil	Massive clay, purple-red-brownish, yellow-brownish mottled, concretional, purple material probably feldspar, steep slope.	0.80-1.00	3615	<0.05
4	15950	39550	403735	816804	3616	Soil	Massive clay, duricritic laterite, red-orange-brownish, yellow-brownish mottled, concretional, steep slope.	0.80-1.00	3616	<0.05
4	15950	39525	403735	816779	3617	Soil	Massive clay, red-orange-brownish, yellow mottled, concretional, steep slope.	0.80-1.00	3617	<0.05
4	15950	39500	403735	816755	3618	Soil	Massive clay with qtz fragments, duricritic laterite, red-brownish, orange-brownish mottled, concretional, qtz vein in surface, steep slope.	0.80-1.00	3618	<0.05
4	15950	39475	403735	816730	3619	Soil	Massive clay, red-orange-brownish, dark-brownish mottled, concretional, qtz vein in surface, medium slope.	0.80-1.00	3619	<0.05
4	15950	39450	403736	816706	3620	Soil	Massive clay, red-brownish, orange-brownish mottled, pisolites, concretional, hill top.	0.80-1.00	3620	<0.05
4	15950	39425	403736	816681	3621	Soil	Massive clay, duricritic laterite, red-yellow-brownish, orange-brownish mottled, pisolites, concretional. Duricrust, hill top.	0.80-1.00	3621	<0.05
4	15950	39400	403736	816656	3622	Soil	Massive clay, duricritic laterite, yellow-brownish, orange-brownish mottled, concretional, medium slope.	0.80-1.00	3622	0.05
4	15950	39375	403737	816632	3623	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional. Duricrust, steep slope.	0.80-1.00	3623	0.07
4	15950	39350	403737	816607	3624	Soil	Massive clay, duricritic laterite, orange-brownish, yellow-brownish mottled, concretional, steep slope.	0.80-1.00	3624	<0.05
4	15950	39325	403737	816583	3625	Soil	Massive clay with qtz fragments, orange-red-brownish, yellow-brownish mottled, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3625	<0.05
4	15950	39300	403738	816558	3626	Soil	Massive clay, yellow-brownish, orange-brownish mottled, concretional, qtz vein in surface, steep slope.	0.80-1.00	3626	<0.05
4	15950	39275	403738	816533	3627	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, qtz vein in surface, steep slope.	0.80-1.00	3627	<0.05
4	15950	39250	403738	816509	3628	Soil	Massive clay, yellow-brownish, orange-brownish mottled, concretional, qtz vein in surface, medium slope.	0.80-1.00	3628	<0.05
4	15950	39225	403739	816484	3629	Soil	Massive clay, yellow, orange-brownish mottled, concretional, medium slope.	0.80-1.00	3629	<0.05
4	15950	39200	403739	816460	3630	Soil	Massive clay, light-brownish, purple mottled, concretional, purple material probably saprolite, medium slope.	0.80-1.00	3630	<0.05
4	15950	39175	403739	816435	3631	Soil	Massive clay, light-brownish, purple-red-brownish mottled, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3631	0.06

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

4	15950	39150	403739	816411	3632	Soil	Massive clay with qtz fragments, yellow-brownish, orange-brownish mottled, concretional, qtz vein in surface, medium slope.	0.80-1.00	3632	<0.05
4	15950	39125	403740	816386	3633	Soil	Massive clay, red-orange-brownish, yellow-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3633	0.07
4	15950	39100	403740	816361	3634	Soil	Massive clay with qtz fragments, orange-brownish, yellow-brownish mottled, concretional, qtz vein in surface, hill top.	0.80-1.00	3634	0.07
4	15950	39075	403740	816337	3635	Soil	Massive clay, yellow-brownish, orange-brownish mottled, pisolites, concretional, hill top.	0.80-1.00	3635	<0.05
4	15950	39050	403741	816312	3636	Soil	Massive clay, light-yellow-brownish, orange-brownish mottled, concretional, hill top.	0.80-1.00	3636	<0.05
4	15950	39025	403741	816288	3637	Soil	Massive clay, light-yellow-brownish, orange-brownish mottled, concretional, hill top.	0.80-1.00	3637	<0.05
4	15950	39000	403741	816263	3638	Soil	Massive clay, yellow-light-brownish, orange-brownish mottled, concretional, hill top.	0.80-1.00	3638	<0.05
4	15950	40475	403723	817714	3931	Chip Rock	Qtz vein (yellow, orange, red), dissagregated, fractured with oxide-Fe filing fractures.	Surface	3931	<0.05
4	15950	40400	403724	817640	3932	Chip Rock	Qtz vein (yellow, orange red), dissagregated, fractured with oxide-Fe filing fractures.	Surface	3932	<0.05
4	15950	40310	403725	817552	3933	Chip Rock	Qtz vein (yellow, orange), dissagregated, fractured with oxide-Fe filing fractures.	Surface	3933	<0.05
4	15950	39325	403737	816583	3934	Chip Rock	Qtz vein (brown, yellow), dissagregated, fractured with oxide-Fe filing fractures.	Surface	3934	<0.05
5	16150	41500	403946	818720	3449	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3449	0.09
5	16150	41475	403946	818695	3450	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3450	0.17
5	16150	41450	403945	818671	3451	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3451	0.10
5	16150	41425	403945	818646	3452	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3452	0.07
5	16150	41400	403945	818621	3453	Soil	Duricritic laterite, clay, dark-yellow-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3453	0.09
5	16150	41375	403944	818597	3454	Soil	Duricritic laterite, clay, yellow-red-brownish, orange-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3454	0.07
5	16150	41350	403944	818572	3455	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3455	0.19
5	16150	41325	403944	818548	3456	Soil	Duricritic laterite, clay, red-yellow-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3456	0.14
5	16150	41300	403943	818523	3457	Soil	Duricritic laterite, clay, red-orange-brownish, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3457	0.12
5	16150	41275	403943	818498	3458	Soil	Duricritic laterite, clay, orange-yellow-brownish, brown mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3458	0.07
5	16150	41250	403943	818474	3459	Soil	Duricritic laterite, clay, brown, red-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3459	<0.05
5	16150	41225	403942	818449	3460	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3460	<0.05
5	16150	41200	403942	818424	3461	Soil	Duricritic laterite, clay, orange-yellow-brownish, brown mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3461	<0.05
5	16150	41175	403942	818400	3462	Soil	Duricritic laterite, clay, gray-orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3462	<0.05
5	16150	41150	403941	818375	3463	Soil	Duricritic laterite, clay, red-yellow-brownish, orange-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3463	<0.05

5	16150	41125	403941	818351	3464	Soil	Massive clay, yellow-orange-brownish, pisolites, concretional, low slope.	0.80-1.00	3464	<0.05
5	16150	41100	403941	818326	3465	Soil	Massive clay, yellow-orange-brownish, pisolites, concretional, low slope, road +/- 8m to south.	0.80-1.00	3465	<0.05
5	16150	41075	403940	818301	3466	Soil	Massive clay, yellow-orange-brownish, pisolites, concretional, low slope.	0.80-1.00	3466	0.09
5	16150	41050	403940	818277	3467	Soil	Massive clay, yellow-brownish, low slope, road.	0.80-1.00	3467	0.44
5	16150	41025	403940	818252	3468	Soil	Massive clay, yellow-brownish, low slope.	0.80-1.00	3468	<0.05
5	16150	41000	403939	818227	3469	Soil	Clay, yellow-orange-brownish, red-brownish mottled, pisolites. Duricrust, low slope, porknocker area.	0.80-1.00	3469	0.09
5	16150	40975	403939	818203	3470	Soil	Clay, yellow-orange-brownish, red-brownish mottled, pisolites. Duricrust, low slope.	0.80-1.00	3470	<0.05
5	16150	40950	403939	818178	3471	Soil	Massive clay, yellow-brownish, low slope.	0.80-1.00	3471	<0.05
5	16150	40925	403938	818154	3472	Soil	Clay with qtz fragments, orange-yellow-brownish, red-brownish mottled, concretional, qtz vein in surface, low slope.	0.80-1.00	3472	<0.05
5	16150	40900	403938	818129	3473	Soil	Clay, orange-yellow-brownish, pisolites, concretional. Duricrust, qtz vein in surface, low slope, road +/- 2m to west.	0.80-1.00	3473	<0.05
5	16150	40875	403938	818104	3474	Soil	Clay, orange-yellow-brownish, brown mottled, pisolites, low slope, road +/- 2m to west.	0.80-1.00	3474	0.15
5	16150	40850	403937	818080	3475	Soil	Clay, orange-yellow-brownish, brown-grayish mottled, pisolites, concretional, medium slope, road +/- 2m to west.	0.80-1.00	3475	0.18
5	16150	40825	403937	818055	3476	Soil	Clay, duricritic laterite, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3476	0.05
5	16150	40800	403936	818030	3477	Soil	Clay, duricritic laterite, gray-orange-brownish, yellow-red-brownish mottled, pisolites, medium slope, creek +/- 20m to west, near porcknoking area, .	0.80-1.00	3477	<0.05
5	16150	40775	403936	818006			No sample porknocker area +/- 3m to depht.
5	16150	40750	403936	817981			No sample porknocker area +/- 3m to depht.
5	16150	40725	403935	817956			No sample porknocker area +/- 3m to depht.
5	16150	40700	403935	817932			No sample porknocker area +/- 3m to depht.
5	16150	40675	403935	817907			No sample porknocker area +/- 3m to depht.
5	16150	40650	403934	817883			No sample porknocker area +/- 3m to depht.
5	16150	40625	403934	817858			No sample porknocker area +/- 3m to depht.
5	16150	40600	403934	817833			No sample porknocker area +/- 3m to depht.

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

5	16150	40575	403933	817809	3478	Soil	Clay, orange-yellow-brownish, pink-red mottled, pisolites, concretional. Duricrust, qtz vein in surface, low slope, near road +/- 4m to west.	0.80-1.00	3478	0.14
5	16150	40550	403933	817784			No sample porknocker area.
5	16150	40525	403933	817759			No sample porknocker area.
5	16150	40500	403932	817735	3479	Soil	Clay, orange-yellow-brownish, brown mottled, pisolites, medium slope.	0.80-1.00	3479	<0.05
5	16150	40475	403932	817710	3480	Soil	Clay, orange-yellow-brownish, brown mottled, pisolites, medium slope.	0.80-1.00	3480	<0.05
5	16150	40450	403932	817686	3481	Soil	Clay, orange-yellow-brownish, brown mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3481	<0.05
5	16150	40425	403931	817661	3482	Soil	Clay, orange-yellow-brownish, dark-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3482	<0.05
5	16150	40400	403931	817636	3483	Soil	Massive clay, orange-brownish, pisolites, medium slope.	0.80-1.00	3483	To Follow
5	16150	40375	403931	817612	3484	Soil	Clay, orange-red-brownish, pisolites. Duricrust, medium slope.	0.80-1.00	3484	<0.05
5	16150	40350	403930	817587	3485	Soil	Clay, orange-yellow-brownish, red-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3485	<0.05
5	16150	40325	403930	817562	3486	Soil	Clay, orange-brownish, pisolites, concretional, qtz vein in surface, medium slope.	0.80-1.00	3486	<0.05
5	16150	40300	403930	817538	3487	Soil	Clay, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3487	<0.05
5	16150	40275	403929	817513	3488	Soil	Clay, orange-red-brownish, yellow-brown-white mottled, pisolites. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3488	<0.05
5	16150	40250	403929	817489	3489	Soil	Clay, orange-red-brownish, light green-yellow-brownish mottled, pisolites. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3489	0.08
5	16150	40225	403929	817464	3490	Soil	Clay, orange-yellow-brownish, red-light green-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3490	<0.05
5	16150	40200	403928	817439	3491	Soil	Clay, orange-yellow-brownish, red-light green-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3491	<0.05
5	16150	40175	403928	817415	3492	Soil	Massive clay, orange-brownish, medium slope.	0.80-1.00	3492	<0.05
5	16150	40150	403928	817390	3493	Soil	Massive clay, orange-brownish, medium slope.	0.80-1.00	3493	0.05
5	16150	40125	403927	817365	3494	Soil	Massive clay, orange-brownish, medium slope.	0.80-1.00	3494	0.07
5	16150	40100	403927	817341	3495	Soil	Clay, orange-yellow-brownish, pisolites. Duricrust, medium slope.	0.80-1.00	3495	<0.05
5	16150	40075	403927	817316	3496	Soil	Clay, orange-yellow-brownish, pisolites. Duricrust, medium slope.	0.80-1.00	3496	<0.05
5	16150	40050	403926	817291	3497	Soil	Clay, orange-yellow-brownish, green-brownish mottled, pisolites, concretional, qtz vein in surface, medium slope.	0.80-1.00	3497	<0.05
5	16150	40025	403926	817267	3498	Soil	Clay, orange-yellow-brownish, green-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3498	<0.05
5	16150	40000	403926	817242	3499	Soil	Clay, orange-yellow-brownish, white mottled, pisolites, concretional, medium slope.	0.80-1.00	3499	<0.05
5	16150	39975	403925	817218	3500	Soil	Clay, orange-yellow-brownish, red-gray--brownish mottled, medium slope.	0.80-1.00	3500	<0.05
5	16150	39950	403925	817193	3501	Soil	Clay, orange-yellow-brownish, red-white-brownish mottled. Duricrust, kaolin, medium slope.	0.80-1.00	3501	<0.05

5	16150	39925	403925	817168	3502	Soil	Massive clay, orange-yellow-brownish, red-green-brownish mottled, medium slope.	0.80-1.00	3502	<0.05
5	16150	39900	403924	817144	3503	Soil	Massive clay, orange-yellow-brownish, red-green-brownish mottled, medium slope.	0.80-1.00	3503	<0.05
5	16150	39875	403924	817119	3504	Soil	Massive clay, gray-brownish, orange-brownish mottled, steep slope.	0.80-1.00	3504	<0.05
5	16150	39850	403924	817094	3505	Soil	Massive clay, gray-brown-yellowish, red-orange-brownish mottled, steep slope.	0.80-1.00	3505	<0.05
5	16150	39825	403923	817070	3506	Soil	Clay with qtz fragments, white-yellow-red-brownish, orange-brown-purplish mottled, pisolite. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3506	0.06
5	16150	39800	403923	817045	3507	Soil	Massive clay, purple-gray-brownish, yellow-orange-brownish mottled, steep slope.	0.80-1.00	3507	<0.05
5	16150	39775	403923	817021	3508	Soil	Massive clay, yellow, orange-brownish mottled, low slope, creek +- 1m east and ether creek heading south.	0.80-1.00	3508	<0.05
5	16150	39750	403922	816996	3509	Soil	Massive clay, yellow-orange-brownish, white-purple-pink-reddish mottled, steep slope.	0.80-1.00	3509	<0.05
5	16150	39725	403922	816971	3510	Soil	Massive clay, orange-yellow-brownish, purple-red-brownish mottled, steep slope.	0.80-1.00	3510	0.06
5	16150	39700	403922	816947	3511	Soil	Massive clay, orange-yellow-brownish, brown mottled, steep slope.	0.80-1.00	3511	0.06
5	16150	39675	403921	816922	3512	Soil	Massive clay, orange-brown-yellowish, yellow-brownish mottled, steep slope.	0.80-1.00	3512	<0.05
5	16150	39650	403921	816897	3513	Soil	Massive clay, blackorange-yellow-brownish, red-brownish mottled, medium slope, creek +/- 11m east.	0.80-1.00	3513	<0.05
5	16150	39625	403921	816873	3514	Soil	Massive clay, black-orange-yellow-brownish, red-brownish mottled, medium slope.	0.80-1.00	3514	<0.05
5	16150	39600	403920	816848	3515	Soil	Massive clay, yellow-green-brownish, orange-red-brownish mottled, medium slope.	0.80-1.00	3515	<0.05
5	16150	39575	403920	816823	3516	Soil	Massive clay, yellow-green-brownish, orange-brownish mottled, pisolites, steep slope.	0.80-1.00	3516	<0.05
5	16150	39550	403919	816799	3517	Soil	Massive clay, orange-yellow-brownish, yellow-purplish mottled, steep slope.	0.80-1.00	3517	<0.05
5	16150	39525	403919	816774	3518	Soil	Massive clay, orange-yellow-brownish, yellow-purplish mottled, steep slope.	0.80-1.00	3518	<0.05
5	16150	39500	403919	816750	3519	Soil	Massive clay, orange-brownish, steep slope.	0.80-1.00	3519	<0.05
5	16150	39475	403918	816725	3520	Soil	Massive clay, with qtz fragments, orange-yellow-brownish, yellow-purple-black mottled, qtz vein in surface, steep slope.	0.80-1.00	3520	<0.05
5	16150	39450	403918	816700	3521	Soil	Massive clay, orange-yellow-brownish, purple-green-brownish mottled, steep slope, creek +- 10m to west.	0.80-1.00	3521	<0.05
5	16150	39425	403918	816676	3522	Soil	Massive clay, with qtz fragments, orange-white-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3522	<0.05
5	16150	39400	403917	816651	3523	Soil	Massive clay, orange-brown-white, yellow-green-brownish mottled, medium slope.	0.80-1.00	3523	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

5	16150	39375	403917	816626	3524	Soil	Massive clay, orange-brownish, yellow-brownish mottled. Duricrust, medium slope.	0.80-1.00	3524	<0.05
5	16150	39350	403917	816602	3525	Soil	Massive clay, white-orange-brownish, yellow-brown-greenish mottled. Duricrust, medium slope.	0.80-1.00	3525	<0.05
5	16150	39325	403916	816577	3526	Soil	Massive clay, white-orange-brownish, brown-greenish mottled. Duricrust, medium slope.	0.80-1.00	3526	<0.05
5	16150	39300	403916	816553	3527	Soil	Massive clay with qtz fragments, purple-white-orange-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3527	<0.05
5	16150	39275	403916	816528	3528	Soil	Massive clay with qtz fragments, yellow-white-brownish, orange-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3528	<0.05
5	16150	39250	403915	816503	3529	Soil	Massive clay with qtz fragments, orange-yellow-brownish, white mottled, qtz vein in surface, medium slope.	0.80-1.00	3529	<0.05
5	16150	39225	403915	816479	3530	Soil	Massive clay with qtz fragments, orange-purple-brownish, white-yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3530	<0.05
5	16150	39200	403915	816454	3531	Soil	Massive clay, orange-brownish, pisolites, medium slope.	0.80-1.00	3531	<0.05
5	16150	39175	403914	816429	3532	Soil	Massive clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3532	<0.05
5	16150	39150	403914	816405	3533	Soil	Massive clay, orange-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3533	<0.05
5	16150	39125	403914	816380	3534	Soil	Massive clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3534	<0.05
5	16150	39100	403913	816356	3535	Soil	Massive clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3535	<0.05
5	16150	39075	403913	816331	3536	Soil	Massive clay with qtz fragments, orange-brownish, red-brownish mottled. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3536	<0.05
5	16150	39050	403913	816306	3537	Soil	Massive clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3537	<0.05
5	16150	39025	403912	816282	3538	Soil	Massive clay, orange-brownish, brown-darkish mottled, medium slope.	0.80-1.00	3538	<0.05
5	16150	39000	403912	816257	3539	Soil	Massive clay, orange-yellow-brownish, brown-darkish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3539	<0.05
5	16150	39775	403923	817021	3928	Chip Rock	Qtz vein (white-red-brownish), fractured with oxide-Fe filling fractures.	Surface	3928	<0.05
5	16150	39639	403921	816886	3929	Chip Rock	Qtz vein (white-red-brownish), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3929	<0.05
5	16150	39440	403918	816690	3930	Chip Rock	Qtz vein (white-yellow), dissagregated, fractured with oxide-Fe filling fractures, mineral probably carbonate.	Surface	3930	<0.05
6	16350	41700	404151	818923	3339	Soil	Massive clay, orange-yellow-brownish, brown mottled, pisolites, concretional, medium slope.	0.80-1.00	3339	<0.05
6	16350	41675	404150	818898	3340	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3340	<0.05
6	16350	41650	404150	818874	3341	Soil	Massive clay, orange-yellow-brownish, yellow-red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3341	<0.05
6	16350	41625	404150	818849	3342	Soil	Massive clay, orange-yellow-brownish, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3342	<0.05
6	16350	41600	404149	818824	3343	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, hill top.	0.80-1.00	3343	<0.05
6	16350	41575	404149	818799	3344	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, hill top, laterite boulders among station.	0.80-1.00	3344	<0.05

6	16350	41550	404149	818775	3345	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3345	<0.05
6	16350	41525	404148	818750	3346	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope, laterite boulders among station.	0.80-1.00	3346	<0.05
6	16350	41500	404148	818725	3347	Soil	Duricritic laterite, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, steep slope, laterite boulders among station.	0.80-1.00	3347	<0.05
6	16350	41475	404148	818700	3348	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, steep slope, duricrust boulders among station.	0.60-0.80	3348	0.09
6	16350	41450	404147	818676	3349	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, steep slope, laterite boulders among station.	0.80-1.00	3349	0.11
6	16350	41425	404147	818651	3350	Soil	Massive clay, yellow, yellow-brown-grayish mottled, pisolites, concretional, steep slope.	0.80-1.00	3350	0.09
6	16350	41400	404147	818626	3351	Soil	Massive clay, brown, orange-yellow-brown mottled, pisolites, concretional, steep slope.	0.80-1.00	3351	0.05
6	16350	41375	404146	818601	3352	Soil	Massive clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3352	0.08
6	16350	41350	404146	818577	3353	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3353	0.15
6	16350	41325	404146	818552	3354	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3354	0.05
6	16350	41300	404145	818527	3355	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3355	<0.05
6	16350	41275	404145	818502	3356	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3356	0.07
6	16350	41250	404145	818478	3357	Soil	Duricritic laterite, clay, orange-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3357	0.08
6	16350	41225	404144	818453	3358	Soil	Massive clay, dark-red-brownish, yellow-orange-brownish mottled, pisolites. Duricrust, low slope.	0.80-1.00	3358	0.08
6	16350	41200	404144	818428	3359	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3359	0.07
6	16350	41175	404144	818403	3360	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3360	<0.05
6	16350	41150	404143	818379			No sampling, porcknoker area.
6	16350	41125	404143	818354			No sampling, porcknoker area.
6	16350	41100	404143	818329	3361	Soil	Massive clay, orange-yellow-brownish, purple-white-pinkish mottled, medium slope.	0.80-1.00	3361	0.06
6	16350	41075	404142	818304	3362	Soil	Massive clay, clay, laterite, orange-brownish, yellow-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3362	<0.05
6	16350	41050	404142	818280	3363	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-gray-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3363	<0.05
6	16350	41025	404141	818255	3364	Soil	Duricritic laterite, clay, purple-gray-brownish, orange-red-yellow-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3364	<0.05
6	16350	41000	404141	818230	3365	Soil	Duricritic laterite, clay, purple-orange-brownish, red-yellow-brownish mottled, pisolites, concretional, steep slope.	0.80-1.00	3365	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

6	16350	40975	404141	818206	3366	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-green-brownish mottled, pisolites, concretional, steep slope.	0.80-1.00	3366	<0.05
6	16350	40950	404140	818181	3367	Soil	Duricritic laterite, red-orange-brownish, yellow-green-brownish mottled, pisolites, concretional, mineral probably chlorite. Duricrust, steep slope.	0.80-1.00	3367	<0.05
6	16350	40925	404140	818156	3368	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3368	<0.05
6	16350	40900	404140	818131	3369	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3369	0.10
6	16350	40875	404139	818107	3370	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brown-grayish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3370	<0.05
6	16350	40850	404139	818082	3371	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brown-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3371	0.05
6	16350	40825	404139	818057	3372	Soil	Duricritic laterite, clay, red-white-brownish, yellow-orange-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3372	0.07
6	16350	40800	404138	818032	3373	Soil	Duricritic laterite, clay, orange-white-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3373	0.13
6	16350	40775	404138	818008	3374	Soil	Duricritic laterite, clay, dark-red-brownish, yellow-brown-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3374	0.07
6	16350	40750	404138	817983	3375	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brown-white mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3375	0.11
6	16350	40725	404137	817958	3376	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brown-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, hill top.	0.80-1.00	3376	0.06
6	16350	40700	404137	817933	3377	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brown-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3377	0.07
6	16350	40675	404137	817909	3378	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brown-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3378	0.16
6	16350	40650	404136	817884	3379	Soil	Massive clay, pink-yellow-brownish, yellow-orange-brownish mottled, steep slope.	0.80-1.00	3379	<0.05
6	16350	40625	404136	817859	3380	Soil	Massive clay, orange-yellow-brownish, red-brownish mottled, pisolites. Duricrust, steep slope.	0.80-1.00	3380	0.06
6	16350	40600	404136	817834	3381	Soil	Massive clay, yellow-orange-brownish, red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3381	0.08
6	16350	40575	404135	817810	3382	Soil	Massive clay, orange-red-brownish, gray-purple mottled, mineral green probably chlorite. Duricrust, medium slope.	0.80-1.00	3382	<0.05
6	16350	40550	404135	817785	3383	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3383	<0.05
6	16350	40525	404135	817760	3384	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3384	<0.05
6	16350	40500	404134	817735	3385	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3385	<0.05
6	16350	40475	404134	817711	3386	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3386	<0.05
6	16350	40450	404134	817686	3387	Soil	Laterite, purple-orange-brownish, yellow-red-brownish mottled, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3387	<0.05
6	16350	40425	404133	817661	3388	Soil	Laterite, clay, orange-brownish, yellow-brown-white mottled, pisolites, qtz vein in surface, medium slope.	0.80-1.00	3388	0.24
6	16350	40400	404133	817636	3389	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brown-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3389	0.49
6	16350	40375	404133	817612	3390	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3390	2.62

6	16350	40350	404132	817587	3391	Soil	Duricritic laterite, clay, orange-yellow-brownish, brown- red-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3391	0.05
6	16350	40325	404132	817562	3392	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brown-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3392	<0.05
6	16350	40300	404132	817538	3393	Soil	Massive clay, yellow-orange-brownish, purple-pinkish mottled, concretional, medium slope.	0.80-1.00	3393	<0.05
6	16350	40275	404131	817513	3394	Soil	Massive clay, white-orange-brownish, yellow-brown-purple mottled, concretional, qtz vein in surface, medium slope.	0.80-1.00	3394	0.06
6	16350	40250	404131	817488	3395	Soil	Massive clay, orange-yellow-brownish, brown mottled, steep slope.	0.80-1.00	3395	<0.05
6	16350	40225	404131	817463	3396	Soil	Massive clay, orange-yellow-brownish, brown mottled, steep slope.	0.80-1.00	3396	<0.05
6	16350	40200	404130	817439	3397	Soil	Massive clay, orange-red-brownish, yellow-brown-pink mottled, medium slope, creek +/- 10m to west.	0.80-1.00	3397	<0.05
6	16350	40175	404130	817414			No sampling, porcknoker area and probably old porknocker pit.
6	16350	40150	404130	817389	3398	Soil	Laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3398	0.78
6	16350	40125	404129	817364	3399	Soil	Laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3399	0.19
6	16350	40100	404129	817340	3404	Soil	Massive clay, laterite, orange-yellow-brownish, medium slope.	0.80-1.00	3404	<0.05
6	16350	40075	404128	817315	3405	Soil	Massive clay, laterite, orange-yellow-brownish, qtz vein in surface, medium slope.	0.80-1.00	3405	<0.05
6	16350	40050	404128	817290	3406	Soil	Massive clay, laterite, yellow-orange-brownish, qtz vein in surface, steep slope.	0.80-1.00	3406	<0.05
6	16350	40025	404128	817265	3407	Soil	Massive clay, laterite, yellow-orange-brownish. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3407	<0.05
6	16350	40000	404127	817241	3408	Soil	Massive clay, laterite, orange-yellow-brownish, white mottled, medium slope, near creek +/- 3m to west.	0.80-1.00	3408	<0.05
6	16350	39975	404127	817216	3409	Soil	Massive clay, laterite, orange-yellow-brownish, medium slope.	0.80-1.00	3409	<0.05
6	16350	39950	404127	817191	3410	Soil	Massive clay, laterite, orange-yellow-brownish, medium slope.	0.80-1.00	3410	<0.05
6	16350	39925	404126	817166	3411	Soil	Massive clay, laterite, orange-yellow-brownish, yellow-brown-grayish mottled, low slope, near creek +/- 1m station.	0.80-1.00	3411	<0.05
6	16350	39900	404126	817142	3412	Soil	Massive clay, laterite, orange-yellow-brownish, qtz vein in surface, steep slope.	0.80-1.00	3412	<0.05
6	16350	39875	404126	817117	3413	Soil	Massive clay, laterite, orange-yellow-brownish, qtz vein in surface, steep slope.	0.80-1.00	3413	<0.05
6	16350	39850	404125	817092	3414	Soil	Laterite, clay, yellow-orange-brownish, brown mottled, pisolites, medium slope.	0.80-1.00	3414	<0.05
6	16350	39825	404125	817067	3415	Soil	Laterite, clay, yellow-orange-brownish, brown mottled, pisolites, medium slope.	0.80-1.00	3415	<0.05
6	16350	39800	404125	817043	3416	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brown-black mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3416	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

6	16350	39775	404124	817018	3417	Soil	Duricritic laterite, orange-yellow-brownish,yellow-pink-brownish mottled, pisolites. Duricrust, medium slope, qtz + laterite boulders, near creek +/- 15m to west heading north.	0.80-1.00	3417	<0.05
6	16350	39750	404124	816993	3418	Soil	Laterite, clay, yellow-brownish, orange-red-brownish mottled, pisolites. Duricrust, low slope, creek bed.	0.80-1.00	3418	<0.05
6	16350	39725	404124	816968	3419	Soil	Duricritic laterite, yellow-orange-brownish, red-brownish mottled, pisolites. Duricrust, low slope.	0.80-1.00	3419	<0.05
6	16350	39700	404123	816944	3420	Soil	Laterite, clay, orange-yellow-brownish, brown-green mottled, mineral probably feldspar, low slope.	0.80-1.00	3420	<0.05
6	16350	39675	404123	816919	3421	Soil	Laterite, clay, orange-yellow-brownish, purple mottled, mineral probably feldspar, steep slope.	0.80-1.00	3421	<0.05
6	16350	39650	404123	816894	3422	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish mottled, mineral probably feldspar, low slope, creek with qtz (blue-smoke) + laterite boulders.	0.80-1.00	3422	<0.05
6	16350	39625	404122	816870	3423	Soil	Massive clay, laterite, red-yellow-green-brownish, purple mottled, steep slope.	0.80-1.00	3423	<0.05
6	16350	39600	404122	816845	3424	Soil	Laterite, clay, orange-red-brownish, yellow-brown-grayish mottled. Duricrust, steep slope.	0.80-1.00	3424	<0.05
6	16350	39575	404122	816820	3425	Soil	Laterite, clay, orange-yellow-brownish, steep slope.	0.80-1.00	3425	<0.05
6	16350	39550	404121	816795	3426	Soil	Massive clay, orange-red-brownish, purple-yellow-white mottled, qtz vein in surface, steep slope.	0.80-1.00	3426	<0.05
6	16350	39525	404121	816771	3427	Soil	Massive clay, black-orange-brown-reddish, green-brownish mottled. Duricrust, mineral probably feldspar, steep slope.	0.80-1.00	3427	0.05
6	16350	39500	404121	816746	3428	Soil	Massive clay, orange-yellow-brownish, gray-brownish mottled, steep slope.	0.80-1.00	3428	<0.05
6	16350	39475	404120	816721	3429	Soil	Laterite, clay, yellow-orange-brownish, brown mottled, steep slope.	0.80-1.00	3429	<0.05
6	16350	39450	404120	816696	3430	Soil	Massive clay, orange-yellow-brownish, purple-white mottled, qtz vein in surface, steep slope.	0.80-1.00	3430	<0.05
6	16350	39425	404120	816672	3431	Soil	Laterite, clay, orange-red-brownish, yellow-brown mottled. Duricrust, steep slope.	0.80-1.00	3431	<0.05
6	16350	39400	404119	816647	3432	Soil	Laterite, clay, yellow-brownish medium slope.	0.80-1.00	3432	<0.05
6	16350	39375	404119	816622	3433	Soil	Massive clay, red-yellow-brownish, orange-brown-pinkish mottled, low slope, near creek +/- 10m to south heading east to west.	0.80-1.00	3433	<0.05
6	16350	39350	404119	816597	3434	Soil	Laterite, clay, orange-yellow-brownish, red-brownish mottled, low slope.	0.80-1.00	3434	<0.05
6	16350	39325	404118	816573	3435	Soil	Massive clay, orange-red-yellow-brownish, gray-pink mottled, low slope.	0.80-1.00	3435	<0.05
6	16350	39300	404118	816548	3436	Soil	Massive clay, yellow-orange-brownish, gray-red-brownish mottled, steep slope, near creek +/- 3m heading north to south.	0.80-1.00	3436	<0.05
6	16350	39275	404118	816523	3437	Soil	Massive clay, red-purple-orangish, brown-yellow-beige mottled, medium slope.	0.80-1.00	3437	<0.05
6	16350	39250	404117	816498	3438	Soil	Massive clay, yellow-orange-brownish, red-brownish mottled, qtz (white) vein in surface, medium slope.	0.80-1.00	3438	<0.05
6	16350	39225	404117	816474	3439	Soil	Laterite, clay, orange-yellow-brownish, brown mottled, medium slope.	0.80-1.00	3439	<0.05
6	16350	39200	404116	816449	3440	Soil	Laterite, clay, red-orange-brownish, yellow-brownish mottled, pisolite. Duricrust, medium slope.	0.80-1.00	3440	<0.05
6	16350	39175	404116	816424	3441	Soil	Laterite, clay, orange-yellow-brownish, brown mottled, pisolite, qtz vein in surface, medium slope.	0.80-1.00	3441	<0.05

6	16350	39150	404116	816399	3442	Soil	Duricritic laterite, clay with qtz fragments, orange-yellow-brownish, red-brownish mottled, pisolite, qtz (white) vein in surface. Duricrust, medium slope.	0.80-1.00	3442	0.05
6	16350	39125	404115	816375	3443	Soil	Laterite, clay, orange-yellow-brownish, brown mottled, qtz (white) vein in surface, medium slope.	0.80-1.00	3443	<0.05
6	16350	39100	404115	816350	3444	Soil	Laterite, clay, orange-yellow-brownish, brown mottled, pisolite, medium slope.	0.80-1.00	3444	<0.05
6	16350	39075	404115	816325	3445	Soil	Laterite, clay, orange-yellow-brownish, brown mottled. Duricrust, medium slope.	0.80-1.00	3445	<0.05
6	16350	39050	404114	816300	3446	Soil	Laterite, clay, yellow-orange-brownish, pisolite, medium slope.	0.80-1.00	3446	<0.05
6	16350	39025	404114	816276	3447	Soil	Laterite, clay, orange-brownish, pisolite, medium slope.	0.80-1.00	3447	0.15
6	16350	39000	404114	816251	3448	Soil	Laterite, clay, dark-orange-brownish, pisolite, hill top.	0.80-1.00	3448	<0.05
6	16350	40450	404134	817686	3918	Chip Rock	Qtz vein (white), fractured with oxide-Fe filling fractures.	Surface	3918	0.06
6	16350	40325	404132	817562	3919	Chip Rock	Qtz vein (blue-smoke), dissagregated, fractured with oxide-Fe, mica (probably chlorite) and probably carbonate, filling fractures.	Surface	3919	0.09
6	16350	40225	404131	817463	3920	Chip Rock	Qtz vein (nacarade), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3920	0.12
6	16350	40160	404130	817399	3921	Chip Rock	Qtz vein (white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3921	0.05
6	16350	39985	404127	817226	3922	Chip Rock	Qtz vein (white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3922	<0.05
6	16350	39925	404126	817166	3923	Chip Rock	Qtz vein (white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3923	<0.05
6	16350	39785	404124	817028	3924	Chip Rock	Qtz vein (white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3924	<0.05
6	16350	39750	404124	816993	3925	Chip Rock	Qtz vein (blue-smoke), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3925	<0.05
6	16350	39675	404123	816919	3926	Chip Rock	Qtz vein (blue-smoke), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3926	<0.05
6	16350	39305	404118	816553	3927	Chip Rock	Qtz vein (smoke), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3927	<0.05
7	16550	41800	404356	819025			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41775	404355	819000			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41750	404355	818975			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41725	404354	818950			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41700	404354	818926			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41675	404354	818901			No sampling, porcknocker area, old pits and Rufin creek sediments

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

7	16550	41650	404353	818876			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41625	404353	818851			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41600	404353	818826			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41575	404352	818801			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41550	404352	818776			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41525	404352	818751			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41500	404351	818727			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41475	404351	818702			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41450	404351	818677			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41425	404350	818652			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41400	404350	818627			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41375	404349	818602			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41350	404349	818577			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41325	404349	818552			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41300	404348	818528			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41275	404348	818503			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41250	404348	818478			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41225	404347	818453			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41200	404347	818428			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41175	404347	818403			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41150	404346	818378			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41125	404346	818353			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41100	404346	818329			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41075	404345	818304			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41050	404345	818279			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41025	404344	818254			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	41000	404344	818229			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40975	404344	818204			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40950	404343	818179			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40925	404343	818154			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40900	404343	818130			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40875	404342	818105			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40850	404342	818080			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40825	404342	818055			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40800	404341	818030			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40775	404341	818005			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40750	404341	817980			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40725	404340	817955			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40700	404340	817931			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40675	404339	817906			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40650	404339	817881			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40625	404339	817856			No sampling, porcknocker area, old pits and Rufin creek sediments
7	16550	40600	404338	817831	3400	Soil	Clay-Silty, brown-orangish with qtz other fragments rocks angular and fractured <5%, pisolites. Low sloperiver Rufin side, aglomerate in surface.	0.80-1.00	3400	<0.05
7	16550	40575	404338	817806	3401	Soil	Clay, brown-reddish, massive clay with qtz fragments angular <1.3cm and qtz vein fragments <10%, pisolite and concretional, medium slope, river rufin side.	0.80-1.00	3401	0.07
7	16550	40550	404338	817781	3402	Soil	Clay, red-brownish, massive clay with qtz fragments angular <1cm (<5%), pisolites <3mm, medium slope, porknocker camp new.	0.80-1.00	3402	<0.05
7	16550	40525	404337	817756	3403	Soil	Clay, brown-orangish, massive clay, pisolites <3mm, concretional >3mm, medium slope, close river point Rufin porknocker camp area.	0.80-1.00	3403	<0.05
7	16550	40500	404337	817732			No sampling, porcknocker area, new pit, three bouldosers job Rufin creek.
7	16650	40475	404337	817707			No sampling, porcknocker area, new pit, three bouldosers job Rufin creek.

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

7	16550	40450	404336	817682			No sampling, porcknocker area, new pit, three bouldosers job Rufin creek.
7	16550	40425	404336	817657			No sampling, porcknocker area, new pit, three bouldosers job Rufin creek.
7	16550	40400	404336	817632			No sampling, porcknocker area, new pit, three bouldosers job Rufin creek.
7	16550	40375	404335	817607			No sampling, porcknocker area, new pit, three bouldosers job Rufin creek.
7	16550	40350	404335	817582			No sampling, porcknocker area, new pit, three bouldosers job Rufin creek.
7	16550	40325	404334	817557	3058	Soil	Massive clay, clayish-pebly-grainy, yellow-orange brown, concretional, qtz probably aglomerate, medium slope.	0.80-1.00	3058	2.85
7	16550	40300	404334	817533	3059	Soil	Massive clay, clayish-pebly-grainy, yellow-orange brown, concretional, qtz +/-2-3cm aglomerate, medium slope, qtz outcrop.	0.60-0.70	3059	<0.05
7	16550	40275	404334	817508	3060	Soil	Massive clay, clayish-pebly, red-orange brown, duricrust, concretional, qtz aglomerate, medium slope.	0.80-1.00	3060	<0.05
7	16550	40250	404333	817483	3061	Soil	Massive clay, clayish-pebly, red-orange-dark brown, duricrust, concretional, medium slope.	0.80-1.00	3061	<0.05
7	16550	40225	404333	817458	3062	Soil	Massive clay, clayish-pebly, yellow-orange brown, purple material probably saprolite, duricrust, concretional, medium slope.	0.80-1.00	3062	<0.05
7	16550	40200	404333	817433	3063	Soil	Massive clay, clayish-pebly, yellow-light- red brown, duricrust, concretional, steep slope.	0.80-1.00	3063	<0.05
7	16550	40175	404332	817408	3064	Soil	Massive clay, clayish-pebly, yellow-orange-light brown, duricrust, concretional, steep slope.	0.80-1.00	3064	<0.05
7	16550	40150	404332	817383	3065	Soil	Massive clay, clayish-pebly, orange-light-yellow brown, concretional, hill top.	0.80-1.00	3065	<0.05
7	16550	40125	404332	817358	3066	Soil	Massive clay, clayish-pebly, yellow- orange brown, duricrust, concretional, medium slope-hill top.	0.80-1.00	3066	<0.05
7	16550	40100	404331	817334	3067	Soil	Massive clay, clayish-pebly, yellow-orange-red brown, concretional, medium slope.	0.80-1.00	3067	0.12
7	16550	40075	404331	817309	3068	Soil	Massive clay, clayish-pebly, yellow- red brown, duricrust, concretional, qtz probably aglomerate, medium slope.	0.80-1.00	3068	<0.05
7	16550	40050	404331	817284	3069	Soil	Massive clay, clayish-pebly-silty, yellow- light brown, concretional, probably mottled, medium slope.	0.80-1.00	3069	<0.05
7	16550	40025	404330	817259	3070	Soil	Massive clay, clayish-pebly-silty, greenish-dark-black brown, greenish material probably epidote, steep slope.	0.80-1.00	3070	<0.05
7	16550	40000	404330	817234	3071	Soil	Clay, clayish-silty, pink-purple-yellow- light brown, probably saprolite, concretional, steep slope.	0.80-1.00	3071	<0.05
7	16550	39975	404329	817209	3072	Soil	Massive clay, clayish-pebly, red-yellow- orange brown, concretional, medium slope-hill top.	0.80-1.00	3072	<0.05
7	16550	39950	404329	817184	3073	Soil	Massive clay, clayish-pebly, red-orange brown, duricrust, concretional, hill top.	0.80-1.00	3073	<0.05
7	16550	39925	404329	817159	3074	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, hill top.	0.80-1.00	3074	<0.05
7	16550	39900	404328	817135	3075	Soil	Massive clay, clayish-pebly, yellow-light-red-orange brown, concretional, hill top, +/- 15-16m west qtz boulders.	0.80-1.00	3075	<0.05
7	16550	39875	404328	817110	3076	Soil	Massive clay, clayish-pebly, light-black-yellow brown, concretional, medium slope.	0.80-1.00	3076	<0.05
7	16550	39850	404328	817085	3077	Soil	Clay, clayish-pebly-silty, yellow-light-grayish brown, concretional, mottled, low slope, creek small +/-2m east.	0.80-1.00	3077	<0.05
7	16550	39825	404327	817060	3078	Soil	Clay, clayish-pebly-silty, red-orange brown, concretional, mottled, medium slope.	0.80-1.00	3078	<0.05
7	16550	39800	404327	817035	3079	Soil	Clay, clayish-pebly, light-yellow brown, duricrust, concretional, mottled, low slope, creek +/-5-6m west, qtz boulders.	0.80-1.00	3079	<0.05
7	16550	39775	404327	817010	3080	Soil	Clay, clayish-pebly-silty,red-yellow brown, duricrust, concretional, mottled, qtz aglomerate, low slope, qtz boulders.	0.80-1.00	3080	<0.05

7	16550	39750	404326	816985	3081	Soil	Massive clay, clayish-pebly, red-orange-yellow brown, concretional, medium slope.	0.80-1.00	3081	<0.05
7	16550	39725	404326	816960	3082	Soil	Massive clay, clayish-pebly, red-orange brown, laterite outcrop, concretional, hill top.	0.80-1.00	3082	<0.05
7	16550	39700	404326	816936	3083	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, hill top.	0.80-1.00	3083	<0.05
7	16550	39675	404325	816911	3084	Soil	Clay, clayish-pebly-silty, light-orange-yellow brown, concretional, steep slope, creek +/-25m south-west.	0.80-1.00	3084	<0.05
7	16550	39650	404325	816886	3085	Soil	Clay, clayish-pebly-silty, orange-yellow brown, greenish material probably mafic rock, concretional, mottled, medium slope.	0.80-1.00	3085	<0.05
7	16550	39625	404324	816861	3086	Soil	Clay, clayish-grainy, dark-orange brown, concretional, qtz aglomerate, low slope, creek +/-7m east, qtz boulders.	0.40-0.50	3086	0.09
7	16550	39600	404324	816836	3087	Soil	Clay, clayish-pebly-silty, yellow-orange brown, concretional, mottled, steep slope.	0.80-1.00	3087	<0.05
7	16550	39575	404324	816811	3088	Soil	Clay, clayish-pebly-silty, yellow-orange brown, duricrust, duricritic laterite, concretional, qtz aglomerate, low slope.	0.80-1.00	3088	0.08
7	16550	39550	404323	816786	3089	Soil	Clay, clayish-pebly-silty, light-yellow-orange brown, concretional, steep slope.	0.80-1.00	3089	<0.05
7	16550	39525	404323	816761	3090	Soil	Massive clay, clayish-pebly, dark-orange-red brown, qtz small vein, concretional, medium slope.	0.80-1.00	3090	0.07
7	16550	39500	404323	816737	3091	Soil	Massive clay, clayish-pebly, orange-red brown, concretional, qtz aglomerate, medium slope.	0.80-1.00	3091	0.16
7	16550	39475	404322	816712	3092	Soil	Massive clay, clayish-pebly, dark-orange brown, concretional, medium slope.	0.80-1.00	3092	0.14
7	16550	39450	404322	816687	3093	Soil	Massive clay, clayish-pebly-grainy, dark-orange-red brown, purple material probably feldspar, qtz aglomerate, low slope.	0.80-1.00	3093	0.13
7	16550	39425	404322	816662	3094	Soil	Massive clay, clayish-pebly, red-orange-dark brown, concretional, qtz aglomerate, low slope.	0.80-1.00	3094	0.07
7	16550	39400	404321	816637	3095	Soil	Massive clay, clayish-pebly, orange-red brown, duricrust, concretional, low slope.	0.80-1.00	3095	<0.05
7	16550	39375	404321	816612	3096	Soil	Massive clay, clayish-pebly, orange-yellow-light brown, duricrust, concretional, low slope.	0.80-1.00	3096	<0.05
7	16550	39350	404321	816587	3097	Soil	Massive clay, clayish-pebly, dark-orange brown, duricrust, concretional, low slope.	0.80-1.00	3097	<0.05
7	16550	39325	404320	816562	3098	Soil	Massive clay, clayish-pebly, yellow-orange-dark brown, duricrust, concretional, low slope.	0.80-1.00	3098	<0.05
7	16550	39300	404320	816538	3099	Soil	Massive clay, clayish-pebly, yellow-light brown, concretional, probably mottled, qtz aglomerate, low slope.	0.80-1.00	3099	<0.05
7	16550	39275	404319	816513	3100	Soil	Massive clay, clayish-pebly, orange-dark brown, laterite outcrop, duricrust, duricritic laterite, concretional, qtz aglomerate, medium slope.	0.80-1.00	3100	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

7	16550	39250	404319	816488	3101	Soil	Massive clay, clayish-pebly, yellow-light-red brown, duricrust, concretional, medium slope.	0.80-1.00	3101	<0.05
7	16550	39225	404319	816463	3102	Soil	Massive clay, clayish-pebly, yellow-light-red brown, duricrust, concretional, medium slope.	0.80-1.00	3102	<0.05
7	16550	39200	404318	816438	3103	Soil	Massive clay, clayish-pebly, orange-red brown, duricrust, duricritic laterite, concretional, steep slope.	0.80-1.00	3103	<0.05
7	16550	39175	404318	816413	3104	Soil	Massive clay, clayish-pebly, orange-red brown, duricrust, duricritic laterite, concretional, medium slope.	0.80-1.00	3104	<0.05
7	16550	39150	404318	816388	3105	Soil	Massive clay, clayish-pebly, orange-red dark brown, concretional, hill top.	0.80-1.00	3105	<0.05
7	16550	39125	404317	816363	3106	Soil	Massive clay, clayish-pebly, dark-orange-red brown, concretional, hill top.	0.80-1.00	3106	<0.05
7	16550	39100	404317	816339	3107	Soil	Massive clay, clayish-pebly, orange-dark-red brown, concretional, medium slope-hill top.	0.80-1.00	3107	<0.05
7	16550	39075	404317	816314	3108	Soil	Massive clay, clayish-pebly, dark-orange-red brown, concretional, medium slope-hill top.	0.80-1.00	3108	<0.05
7	16550	39050	404316	816289	3109	Soil	Massive clay, clayish-pebly, yellow-light-red brown, concretional, medium slope.	0.80-1.00	3109	<0.05
7	16550	39025	404316	816264	3110	Soil	Massive clay, clayish-pebly, yellow-light-orange, concretional, qtz vein, medium slope.	0.80-1.00	3110	<0.05
7	16550	39000	404316	816239	3111	Soil	Massive clay, clayish-pebly-sandy, orange-red brown, duricrust, concretional, qtz vein, medium slope-hill top.	0.80-1.00	3111	<0.05
7	16550	40325	404334	817557	3903	Chip Rock	Qtz- dIsaggregated, oxide-Fe filling fractures.	Surface	3903	<0.05
7	16550	39900	404328	817135	3904	Chip Rock	Qtz white, oxide-Fe filling fractures.	Surface	3904	<0.05
7	16550	39500	404323	816737	3905	Chip Rock	Qtz- dIsaggregated, oxide-Fe filling fractures (smoke qtz).	Surface	3905	7.75
8	16750	41900	404560	819120	3112	Soil	Massive clay, clayish-pebly, yellow-orange brown. Duricrust, duricritic laterite, concretional, medium slope.	0.80-1.00	3112	<0.05
8	16750	41875	404560	819095	3113	Soil	Massive clay, clayish-pebly, dark-yellow brown. Duricrust, duricritic laterite, concretional, medium slope.	0.80-1.00	3113	<0.05
8	16750	41850	404560	819070	3114	Soil	Massive clay, clayish-grainy-pebly, dark-orange brown. Duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3114	<0.05
8	16750	41825	404559	819045	3115	Soil	Massive clay, clayish-pebly, yellow-orange-light brown. Duricrust, pisolith, concretional, hill top.	0.80-1.00	3115	<0.05
8	16750	41800	404559	819021	3116	Soil	Massive clay, clayish-grainy-pebly, yellow-light brown. Duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3116	0.06
8	16750	41775	404558	818996	3117	Soil	Massive clay, clayish-grainy-pebly, yellow-orange brown. Duricrust, concretional, hill top.	0.80-1.00	3117	<0.05
8	16750	41750	404558	818971	3118	Soil	Massive clay, clayish-grainy-pebly, yellow-light brown. Duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3118	<0.05
8	16750	41725	404558	818946	3119	Soil	Massive clay, clayish-grainy, yellow-dark-red brown. Duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3119	<0.05
8	16750	41700	404557	818921	3120	Soil	Massive clay, clayish-grainy-pebly, red-orange brown. Duricrust, duricritic laterite, concretional, medium slope.	0.80-1.00	3120	0.05
8	16750	41675	404557	818896	3121	Soil	Massive clay, clayish-grainy-pebly, orange-red brown. Duricrust, duricritic laterite, concretional, medium slope.	0.80-1.00	3121	<0.05
8	16750	41650	404557	818872	3122	Soil	Massive clay, clayish-pebly-grainy, orange-red brown. Duricrust, duricritic laterite, pisolith, concretional, medium slope.	0.80-1.00	3122	<0.05
8	16750	41625	404556	818847			Creek (water on surface) can not auger.

8	16750	41600	404556	818822	3123	Soil	Massive clay, clayish-pebly, red-orange brown. Duricrust, concretional and qtz aglomerate in surface, medium slope.	0.80-1.00	3123	<0.05
8	16750	41575	404555	818797	3124	Soil	Massive clay, clayish-pebly, red-orange brown. Duricrust, concretional, medium slope.	0.80-1.00	3124	<0.05
8	16750	41550	404555	818772	3125	Soil	Massive clay, clayish-pebly, yellow-orange brown. Duricrust, concretional and qtz aglomerate in surface, medium slope.	0.80-1.00	3125	0.05
8	16750	41525	404555	818747	3126	Soil	Massive clay, clayish-pebly, yellow-orange brown. Duricrust, pisolith, concretional, medium slope.	0.80-1.00	3126	0.06
8	16750	41500	404554	818723	3127	Soil	Massive clay, clayish-pebly-grainy. Duricrust, pisolith, concretional, hill top.	0.80-1.00	3127	<0.05
8	16750	41475	404554	818698	3128	Soil	Massive clay, clayish-pebly, dark-orange brown. Duricrust, concretional, hill top.	0.80-1.00	3128	0.05
8	16750	41450	404554	818673	3129	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, qtz aglomerate, hill top, atv road old.	0.80-1.00	3129	0.14
8	16750	41425	404553	818648	3130	Soil	Massive clay, clayish-pebly, yellow-orange brown. Duricrust, concretional and qtz aglomerate in surface, hill top.	0.80-1.00	3130	0.08
8	16750	41400	404553	818623	3131	Soil	Massive clay, clayish-pebly-grainy, red-orange brown. Duricrust, duricritic laterite, pisolite, concretional, hill top.	0.80-1.00	3131	0.12
8	16750	41375	404552	818598	3132	Soil	Massive clay, clayish-pebly, red-orange brown. Duricrust, pisolith, concretional, hill top.	0.80-1.00	3132	0.06
8	16750	41350	404552	818574	3133	Soil	Massive clay, clayish-pebly, orange-red brown. Duricrust, pisolith, concretional, medium slope.	0.80-1.00	3133	<0.05
8	16750	41325	404552	818549	3134	Soil	Massive clay, clayish-pebly, orange-red brown. Duricrust, concretional, medium slope.	0.80-1.00	3134	0.08
8	16750	41300	404551	818524	3135	Soil	Massive clay, clayish-pebly, orange-yellow-red brown. Duricrust, concretional, medium slope.	0.80-1.00	3135	0.07
8	16750	41275	404551	818499	3136	Soil	Massive clay, clayish-pebly, red-yellow-orange brown. Duricrust, concretional, medium slope.	0.80-1.00	3136	<0.05
8	16750	41250	404551	818474	3137	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, low slope.	0.80-1.00	3137	<0.05
8	16750	41225	404550	818449	3138	Soil	Massive clay, clayish-pebly-grainy, orange-red brown. Duricrust, concretional, low slope.	0.80-1.00	3138	<0.05
8	16750	41200	404550	818425			creek (water on surface) can not auger
8	16750	41175	404550	818400			creek (water on surface) can not auger
8	16750	41150	404549	818375	3139	Soil	Clay, clayish-pebly-silty, red-orange-grayish brown, mottled zone, concretional, low slope, swamp +/- 6m east.	0.80-1.00	3139	<0.05
8	16750	41125	404549	818350	3140	Soil	Clay, clayish-pebly-silty, yellow-orange-grayish brown, mottled zone, concretional, qtz aglomerate, medium slope.	0.80-1.00	3140	0.06
8	16750	41100	404548	818325	3141	Soil	Massive clay, clayish-pebly, red-orange brown. Duricrust, pisolite, concretional, medium slope.	0.80-1.00	3141	<0.05
8	16750	41075	404548	818300	3142	Soil	Massive clay, clayish-pebly, red-orange brown. Duricrust, pisolite, concretional, qtz aglomerate, hill top.	0.80-1.00	3142	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

8	16750	41050	404548	818276	3143	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, hill top.	0.80-1.00	3143	0.12
8	16750	41025	404547	818251	3144	Soil	Massive clay, clayish-pebly-grainy, red-orange brown. Duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3144	<0.05
8	16750	41000	404547	818226	3145	Soil	Massive clay, clayish-pebly, orange-yellow brown. Duricrust, pisolite, concretional, hill top.	0.80-1.00	3145	<0.05
8	16750	40975	404547	818201	3146	Soil	Massive clay, clayish-pebly, red-orange brown. Duricrust, concretional, hill top.	0.80-1.00	3146	<0.05
8	16750	40950	404546	818176	3147	Soil	Massive clay, clayish-pebly, red-orange brown. Duricrust, concretional and qtz aglomerate in surface, hill top.	0.80-1.00	3147	<0.05
8	16750	40925	404546	818151	3148	Soil	Massive clay, clayish-pebly-grainy, yellow-orange brown. Duricrust, concretional, qtz vein, hill top.	0.80-1.00	3148	<0.05
8	16750	40900	404545	818127	3149	Soil	Massive clay, clayish-pebly, yellow-orange brown. Duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3149	<0.05
8	16750	40875	404545	818102	3150	Soil	Massive clay, clayish-pebly-grainy, orange-dark brown. Duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3150	<0.05
8	16750	40850	404545	818077	3151	Soil	Clay, clayish-pebly-silty, yellow- orange brown, mottled zone, concretional, medium slope.	0.80-1.00	3151	0.57
8	16750	40825	404544	818052	3152	Soil	Clay, clayish-pebly-silty, red-light brown, mottled zone, probably saprolite, concretional, medium slope.	0.80-1.00	3152	0.06
8	16750	40800	404544	818027	3153	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, medium slope.	0.80-1.00	3153	<0.05
8	16750	40775	404544	818002	3154	Soil	Massive clay, clayish-pebly-silty, red-dark-yellow brown, mottled zone, concretional, medium slope.	0.80-1.00	3154	<0.05
8	16750	40750	404543	817978	3155	Soil	Massive clay, clayish-pebly-grainy, red-orange brown. Duricrust, concretional, medium slope.	0.80-1.00	3155	<0.05
8	16750	40725	404543	817953	3156	Soil	Massive clay, clayish-pebly-grainy, orange-red brown. Duricrust, concretional, medium slope.	0.80-1.00	3156	0.12
8	16750	40700	404542	817928	3157	Soil	Massive clay, clayish-pebly-sandy-silty, mottled, orange-yellow brown. Duricrust, concretional, medium slope, creek bad ahead.	0.80-1.00	3157	<0.05
8	16750	40675	404542	817903	3158	Soil	Massive clay, clayish-pebly, red-dark- orange brown, concretional, medium slope.	0.80-1.00	3158	<0.05
8	16750	40650	404542	817878	3159	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, hill top.	0.80-1.00	3159	<0.05
8	16750	40625	404541	817853	3160	Soil	Massive clay, clayish-pebly, red-dark-orange brown, concretional, qtz aglomerate, hill top.	0.80-1.00	3160	<0.05
8	16750	40600	404541	817829	3161	Soil	Massive clay, clayish-pebly, yellow-orange brown, duricrust, duricritic laterite, concretional, medium slope, old atv road.	0.80-1.00	3161	<0.05
8	16750	40575	404541	817804	3162	Soil	Massive clay, clayish-pebly-sandy, yellow-dark brown, duricrust, duricritic laterite, concretional, mottled, medium slope.	0.80-1.00	3162	0.06
8	16750	40550	404540	817779	3163	Soil	Clay, clayish-pebly-silty, yellow-light brown, concretional, mottled, low slope, creek +/- 6m east.	0.80-1.00	3163	<0.05
8	16750	40525	404540	817754	3164	Soil	Massive clay, clayish-pebly-grainy, yellow-orange brown, concretional, mottled, qtz aglomerate, low slope, qtz boulders.	0.80-1.00	3164	<0.05
8	16750	40500	404539	817729	3165	Soil	Massive clay, clayish-pebly-sandy- grainy, red-orange brown, concretional, mottled, qtz aglomerate, medium slope.	0.80-1.00	3165	0.32
8	16750	40475	404539	817704	3166	Soil	Massive clay, clayish-pebly-grainy, yellow-orange brown, concretional, qtz aglomerate, medium slope, qtz boulders.	0.40-0.50	3166	0.28
8	16750	40450	404539	817680	3167	Soil	Massive clay, clayish-pebly, yellow-orange brown, concretional, qtz aglomerate, medium slope, old atv road.	0.80-1.00	3167	0.14
8	16750	40425	404538	817655	3168	Soil	Massive clay, clayish-pebly, orange-red-yellow brown, concretional, qtz aglomerate, medium slope-hill top.	0.80-1.00	3168	0.12

8	16750	40400	404538	817630	3169	Soil	Massive clay, clayish-pebly, dark-orange-yellow brown, concretional, qtz aglomerate, medium slope.	0.80-1.00	3169	<0.05
8	16750	40375	404538	817605			Porknockers activities (can not auger)
8	16750	40350	404537	817580			Porknockers activities (can not auger)
8	16750	40325	404537	817555			Porknockers activities (can not auger)
8	16750	40300	404537	817530	3170	Soil	Massive clay, clayish-pebly, yellow-orange brown, duricrust, pisolith, concretional, qtz aglomerate, medium slope, porknocking activities.	0.80-1.00	3170	<0.05
8	16750	40275	404536	817506	3171	Soil	Massive clay, clayish-pebly-grainy, yellow-orange brown, duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3171	<0.05
8	16750	40250	404536	817481	3172	Soil	Clay, clayish-pebly-sandy, black-yellow brown, duricrust, mottled, qtz aglomerate, low slope, creek small.	0.80-1.00	3172	0.05
8	16750	40225	404535	817456	3173	Soil	Clay, clayish-pebly-silty, yellow-light brown, probably saprolite, concretional, mottled, medium slope.	0.80-1.00	3173	0.05
8	16750	40200	404535	817431	3174	Soil	Clay, clayish-pebly-silty, yellow-light-grayish brown, probably saprolite, concretional, mottled, steep slope.	0.80-1.00	3174	<0.05
8	16750	40175	404535	817406	3175	Soil	Clay, clayish-pebly-silty, yellow-light-purple brown, probably saprolite, concretional, mottled, steep slope.	0.80-1.00	3175	<0.05
8	16750	40150	404534	817381	3176	Soil	Massive clay, clayish-pebly, orange- yellow brown. Duricrust, pisolith, concretional, medium slope.	0.80-1.00	3176	<0.05
8	16750	40125	404534	817357	3177	Soil	Massive clay, clayish-pebly, yellow-orange- red brown. Duricrust, concretional, steep slope.	0.80-1.00	3177	<0.05
8	16750	40100	404534	817332	3178	Soil	Massive clay, clayish-pebly-grainy, red-orange brown. Duricrust, duricritic laterite, concretional, steep slope.	0.80-1.00	3178	<0.05
8	16750	40075	404533	817307	3179	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, medium slope-hill top.	0.80-1.00	3179	<0.05
8	16750	40050	404533	817282	3180	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, hill top.	0.80-1.00	3180	<0.05
8	16750	40025	404532	817257	3181	Soil	Massive clay, clayish-pebly, red-orange brown, duricrust, duricritic laterite, concretional, hill top.	0.80-1.00	3181	<0.05
8	16750	40000	404532	817232	3182	Soil	Massive clay, clayish-pebly-grainy, red-yellow brown, duricrust, concretional, qtz aglomerate, hill top.	0.80-1.00	3182	<0.05
8	16750	39975	404532	817208	3183	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, steep slope.	0.80-1.00	3183	<0.05
8	16750	39950	404531	817183	3184	Soil	Massive clay, clayish-pebly, yellow-light-purple orange brown, concretional, mottled, medium slope.	0.80-1.00	3184	<0.05
8	16750	39925	404531	817158	3185	Soil	Massive clay, clayish-pebly, yellow-red brown, mottled zone with duricrust concretional and qtz aglomerate in surface, low slope.	0.80-1.00	3185	<0.05
8	16750	39900	404531	817133	3186	Soil	Massive clay, clayish-pebly-silty, red-purple-yellow brown, probably saprolite, concretional, mottled, steep slope.	0.80-1.00	3186	<0.05
8	16750	39875	404530	817108	3187	Soil	Massive clay, clayish-pebly, orange-red brown, concretional, qtz vein, hill top.	0.80-1.00	3187	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

8	16750	39850	404530	817083	3188	Soil	Massive clay, clayish-pebly, red-orange brown, duricritic laterite, concretional, hill top.	0.80-1.00	3188	<0.05
8	16750	39825	404529	817059	3189	Soil	Clay, clayish-pebly-silty, duricrust, concretional, medium slope, creeck +/- 15m west.	0.80-1.00	3189	<0.05
8	16750	39800	404529	817034	3190	Soil	Clay, clayish-pebly, yellow-orange brown, concretional, qtz aglomerate, medium slope.	0.80-1.00	3190	0.05
8	16750	39775	404529	817009	3191	Soil	Massive clay, clayish-pebly, red-orange brown, concretional, qtz aglomerate, hill top.	0.80-1.00	3191	<0.05
8	16750	39750	404528	816984	3192	Soil	Massive clay, clayish-pebly, dark-red-orange brown, concretional, hill top.	0.80-1.00	3192	<0.05
8	16750	39725	404528	816959	3193	Soil	Massive clay, clayish-pebly,yellow-orange brown, duricrust, concretional, medium slope, creek +/-10m west.	0.80-1.00	3193	<0.05
8	16750	39700	404528	816934	3194	Soil	Massive clay, clayish-pebly-grainy, red-orange brown, duricrust, duricritic laterite, concretional, medium slope.	0.80-1.00	3194	<0.05
8	16750	39675	404527	816910	3195	Soil	Massive clay, clayish-pebly, yellow-light brown, duricrust, duricritic laterite, concretional, mottled, medium slope.	0.80-1.00	3195	0.06
8	16750	39650	404527	816885	3196	Soil	Massive clay, clayish-pebly-silty-sandy, red-orange brown, duricrust, duricritic laterite, concretional, mottled, medium slope.	0.80-1.00	3196	<0.05
8	16750	39625	404527	816860	3197	Soil	Massive clay, clayish-pebly-silty, dark-orange brown, concretional, mottled, medium slope.	0.80-1.00	3197	0.06
8	16750	39600	404526	816835	3198	Soil	Massive clay, clayish-pebly, dark-orange-red brown, concretional, medium slope-hill top.	0.80-1.00	3198	<0.05
8	16750	39575	404526	816810	3199	Soil	Massive clay, clayish-pebly, orange-red brown, concretional, hill top.	0.80-1.00	3199	0.06
8	16750	39550	404525	816785	3200	Soil	Massive clay, clayish-pebly, dark-orange-red brown, concretional, hill top.	0.80-1.00	3200	<0.05
8	16750	39525	404525	816761	3201	Soil	Massive clay, clayish-pebly, dark-orange-red brown, concretional, medium slope.	0.80-1.00	3201	<0.05
8	16750	39500	404525	816736	3202	Soil	Massive clay, clayish-pebly, dark-orange-brown black, concretional, medium slope-hill top.	0.80-1.00	3202	0.05
8	16750	39475	404524	816711	3203	Soil	Massive clay, clayish-pebly, dark-brown orange, concretional, pisolith, hill top.	0.80-1.00	3203	<0.05
8	16750	39450	404524	816686	3204	Soil	Massive clay, clayish-pebly-grainy, orange-red brown, duricrust, qtz aglomerate, steep slope, creek +/- 20m west.	0.80-1.00	3204	0.05
8	16750	39425	404524	816661	3205	Soil	Clay, clayish-pebly-silty, red- orange-yellow brown, concretional, mottled, low slope, small creek north-west.	0.80-1.00	3205	<0.05
8	16750	39400	404523	816636	3206	Soil	Clay, clayish-pebly-silty, red- orange brown, duricrust, concretional, mottled, low slope, creek +/-2m north-east.	0.80-1.00	3206	<0.05
8	16750	39375	404523	816612	3207	Soil	Massive clay, clayish-pebly, yellow-orange brown, duricrust, concretional, mottled, medium slope.	0.80-1.00	3207	<0.05
8	16750	39350	404522	816587	3208	Soil	Massive clay, clayish-pebly, red-orange brown, duricrust, concretional, medium slope.	0.80-1.00	3208	<0.05
8	16750	39325	404522	816562	3209	Soil	Massive clay, clayish-pebly-grainy, yellow-orange brown, duricrust, duricritic laterite, concretional, medium slope.	0.80-1.00	3209	<0.05
8	16750	39300	404522	816537	3210	Soil	Massive clay, clayish-pebly, yellow-orange brown, concretional, medium slope.	0.80-1.00	3210	<0.05
8	16750	39275	404521	816512	3211	Soil	Massive clay, clayish-pebly, orange-yellow brown, concretional, medium slope.	0.80-1.00	3211	<0.05
8	16750	39250	404521	816487	3212	Soil	Massive clay, clayish-pebly, red-dark-orange brown, concretional, hill top.	0.80-1.00	3212	<0.05
8	16750	39225	404521	816463	3213	Soil	Massive clay, clayish-pebly, dark-orange brown, concretional, hill top.	0.80-1.00	3213	<0.05

8	16750	39200	404520	816438	3214	Soil	Massive clay, clayish-pebly, dark-orange-yellow brown, concretional, hill top.	0.80-1.00	3214	<0.05
8	16750	39175	404520	816413	3215	Soil	Massive clay, clayish-pebly, red-dark-orange brown, concretional, hill top.	0.80-1.00	3215	<0.05

8	16750	39150	404519	816388	3216	Soil	Massive clay, clayish-pebly, red-orange-dark brown, concretional, hill top.	0.80-1.00	3216	<0.05
8	16750	39125	404519	816363	3217	Soil	Massive clay, clayish-pebly, orange-dark-red brown, concretional, hill top.	0.80-1.00	3217	<0.05
8	16750	39100	404519	816338	3218	Soil	Massive clay, clayish-pebly, orange-dark-yellow brown, concretional, hill top, +/- 24m west atv road.	0.80-1.00	3218	<0.05
8	16750	39075	404518	816314	3219	Soil	Massive clay, clayish-pebly, orange-yellow brown, concretional, hill top, +/- 1m east atv road.	0.80-1.00	3219	<0.05
8	16750	39050	404518	816289	3220	Soil	Massive clay, clayish-pebly, yellow-red-orange brown, concretional, pisoliths, hill top.	0.80-1.00	3220	<0.05
8	16750	39025	404518	816264	3221	Soil	Massive clay, clayish-pebly, yellow-orange brown, concretional, hill top.	0.80-1.00	3221	<0.05
8	16750	39000	404517	816239	3222	Soil	Massive clay, clayish-pebly, yellow-dark-orange brown, concretional, hill top.	0.80-1.00	3222	<0.05
8	16750	41475	404539	818698	3906	Chip Rock	Qtz disaggregated, oxide-Fe filling fractures (Blue-smoke color) shadow blue quartz.	Surface
8	16750	40950	404546	818176	3907	Chip Rock	Qtz disaggregated, oxide-Fe filling fractures (Blue-smoke color) shadow blue quartz.	Surface
8	16750	40300	404537	817530	3908	Chip Rock	Qtz white, oxide-Fe filling fractures.	Surface	3908	<0.05
8	16750	39925	404531	817158	3909	Chip Rock	Qtz (blue-smoke color), oxide-Fe filling fractures.	Surface	3909	<0.05
9	16950	41900	404765	819109	3223	Soil	Massive Clay, yellow-orange brownish, pisolite and concretional, hill top.	0.80-1.00	3223	<0.05
9	16950	41875	404765	819084	3224	Soil	Duricritic laterite, red-brownish, orange-yellow brownish mottled, pisolite and concretional. Duricrust, medium slope.	0.80-1.00	3224	<0.05
9	16950	41850	404764	819059	3225	Soil	Duricritic laterite, yellow-brownish, orange-red brownish mottled, concretional, medium slope, qtz vein.	0.80-1.00	3225	<0.05
9	16950	41825	404764	819035	3226	Soil	Duricritic laterite, yellow-brownish, orange-red brownish mottled with pisolites, concretional, medium slope.	0.80-1.00	3226	<0.05
9	16950	41800	404763	819010	3227	Soil	Massive Clay, yellow-brownish, yellow-red mottled, medium slope, creek at +/-20m from station east.	0.80-1.00	3227	<0.05
9	16950	41775	404763	818985	3228	Soil	Massive Clay, orange-yellow brown, steep slope.	0.80-1.00	3228	<0.05
9	16950	41750	404763	818960	3229	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolites, concretional, steep slope, qtz vein fragments.	0.80-1.00	3229	<0.05
9	16950	41725	404762	818935	3230	Soil	Massive clay, yellow-brownish, orange-red brownish mottled with pisolites and concretional. Duricrust, medium sloope.	0.80-1.00	3230	<0.05
9	16950	41700	404762	818911	3231	Soil	Clay, orange-brownish, yellow-red mottled with pisolites and concretional. Duricritic laterite, hill top.	0.80-1.00	3231	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

9	16950	41675	404761	818886	3232	Soil	Clay, orange-brownish, red-yellowish mottled with pisolites and concretional. Duricritic laterite, hill top.	0.80-1.00	3232	<0.05
9	16950	41650	404761	818861	3233	Soil	Clay, orange-brownish, red-yellowish mottled, pisolites, concretional. Duricrust, qtz vein hill top.	0.80-1.00	3233	<0.05
9	16950	41625	404761	818836	3234	Soil	Clay, red-brownish, orange-yellowish mottled, pisolites, concretional. Duricrust, duricritic laterite, medium slope, qtz vein.	0.80-1.00	3234	<0.05
9	16950	41600	404760	818811	3235	Soil	Massive clay, orange-brownish, yellow-reddish mottled , qtz vein fragments. Duricrust, medium slope.	0.80-1.00	3235	<0.05
9	16950	41575	404760	818787	3236	Soil	Massive clay, orange-brownish, red-yellowish mottled. Duricrust, medium slope.	0.80-1.00	3236	<0.05
9	16950	41550	404759	818762	3237	Soil	Massive clay, yellow-brownish, orange-redish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3237	<0.05
9	16950	41525	404759	818737	3238	Soil	Clay, massive clay, yellow-brownish, red-orangish mottled. Duricrust, medium slope.	0.80-1.00	3238	<0.05
9	16950	41500	404759	818712	3239	Soil	Massive clay, red-brownish, yellow-orangish mottled, pisolite, concretional. Duricrust, medium slope, qtz vein.	0.80-1.00	3239	<0.05
9	16950	41475	404758	818688			No sample, old porknocker area, probably old creek.
9	16950	41450	404758	818663	3240	Soil	Duricritic laterite, yellow-brownish, orange-reddish mottled, pisolite, concretional, medium slope, qtz vein, near porknocker area.	0.80-1.00	3240	<0.05
9	16950	41425	404757	818638	3241	Soil	Duricritic laterite, yellow-brownish, orange-reddish mottled, pisolite, medium slope, near porknocker area, near old road +/- 5m east from station.	0.80-1.00	3241	0.13
9	16950	41400	404757	818613	3242	Soil	Massive clay, red-brownish, orange-brownish mottled, medium slope.	0.80-1.00	3242	<0.05
9	16950	41375	404757	818588	3243	Soil	Clay, orange-brownish, red-yellowish mottled. Duricritic laterite, duricrust, medium slope.	0.80-1.00	3243	<0.05
9	16950	41350	404756	818564	3244	Soil	Duricritic laterite, orange-brownish, yellow-reddish mottled with pisolite, concretional, medium slope.	0.80-1.00	3244	<0.05
9	16950	41325	404756	818539	3245	Soil	Duricritic laterite, gray-orange-brownish, yellow-reddish mottled with pisolite, concretional, medium slope.	0.80-1.00	3245	<0.05
9	16950	41300	404755	818514	3246	Soil	Duricritic laterite, gray-orange-brownish, yellow-reddish mottled, pisolite, concretional, medium slope.	0.80-1.00	3246	0.06
9	16950	41275	404755	818489	3247	Soil	Duricritic laterite, clay, yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, hill top.	0.80-1.00	3247	<0.05
9	16950	41250	404755	818464	3248	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, hill top, laterite boulders.	0.80-1.00	3248	<0.05
9	16950	41225	404754	818440	3249	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, hill top.	0.80-1.00	3249	<0.05
9	16950	41200	404754	818415	3250	Soil	Clay, yellow-brownish, grey, orange-brownish mottled. Duricrust, hill top, laterite boulders.	0.80-1.00	3250	<0.05
9	16950	41175	404753	818390	3251	Soil	Duricritic laterite, clay, orange-red brownish, grey, yellow brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3251	<0.05
9	16950	41150	404753	818365	3252	Soil	Duricritic laterite, clay, orange-brownish, red brownish mottled, pisolite, concretional, medium slope, laterite boulders.	0.80-1.00	3252	0.24
9	16950	41125	404753	818340	3253	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolite, low slope, laterite boulders, creek +/-5m east.	0.80-1.00	3253	<0.05
9	16950	41100	404752	818316	3254	Soil	Duricritic laterite, clay, yellow-brownish, orange-red-brownish mottled, pisolite, steep slope, laterite boulders.	0.80-1.00	3254	<0.05
9	16950	41075	404752	818291	3255	Soil	Duricritic laterite, clay, orange-brownish , red- yellow-brownish mottled. Duricrust, medium slope, laterite boulders.	0.80-1.00	3255	0.11
9	16950	41050	404752	818266	3256	Soil	Clay, yellow-brownish, red-orange-brownish mottled, concretional. Duricrust, steep slope, laterite boulders.	0.40-0.60	3256	<0.05

9	16950	41025	404751	818241	3257	Soil	Duricritic laterite, clay, orange-brownish , red- yellow-brownish mottled, pisolite, concretional. Duricrust, hill top, laterite boulders.	0.80-1.00	3257	<0.05
9	16950	41000	404751	818216	3258	Soil	Clay, orange-yellow-brownish, purple-gayish mottled, steep slope, laterite boulders.	0.80-1.00	3258	<0.05
9	16950	40975	404750	818192	3259	Soil	Duricritic laterite, clay, grayish, yellow- white-brownish mottled, concretional, low slope, qtz vein, laterite boulders, creek +/- 10m to east.	0.60-0.80	3259	<0.05
9	16950	40950	404750	818167	3260	Soil	Duricritic laterite, yellow-brownish, red-brownish mottled. Duricrust, medium slope, laterite boulders.	0.80-1.00	3260	<0.05
9	16950	40925	404750	818142	3261	Soil	Duricrust, yellow-orange-brownish, red-purple-white mottled, pisolite, medium slope, laterite boulders, creek +/- 3m north heading west to east.	0.80-1.00	3261	<0.05
9	16950	40900	404749	818117	3262	Soil	Duricrust, silty, yellow-white-pinkish, purple-yellow-brownish mottled, steep slope.	0.80-1.00	3262	<0.05
9	16950	40875	404749	818092	3263	Soil	Duricrust, silty, red-orange-brownish, yellow-brown-pinkish mottled, pisolites, steep slope.	0.80-1.00	3263	<0.05
9	16950	40850	404748	818068	3264	Soil	Duricrust, clay, yellow-brownish, orange-red-brownish mottled, pisolites, hill top.	0.80-1.00	3264	<0.05
9	16950	40825	404748	818043	3265	Soil	Massive clay, orange, red-brownish mottled, steep slope.	0.80-1.00	3265	<0.05
9	16950	40800	404748	818018	3266	Soil	Duricrust, silty, yellow-brownish, red-whyte-brownish mottled, kaolin, low slope, near creek +/- 1m east heading north soulth.	0.80-1.00	3266	<0.05
9	16950	40775	404747	817993	3267	Soil	Massive clay, dark-orange-brownish, yellow-brownish mottled. Duricrust, steep slope.	0.80-1.00	3267	<0.05
9	16950	40750	404747	817969	3268	Soil	Massive clay, red-orange-brownish, yellow mottled, pisolites. Duricrust, steep slope.	0.80-1.00	3268	<0.05
9	16950	40725	404746	817944	3269	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish, mottled, pisolites. Duricrust, steep slope.	0.80-1.00	3269	<0.05
9	16950	40700	404746	817919	3270	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites, hill slope.	0.80-1.00	3270	<0.05
9	16950	40675	404746	817894	3271	Soil	Duricrust, clay, orange-yellow-brownish, red-brown-yellowish mottled, pisolites, concretional, low slope.	0.80-1.00	3271	<0.05
9	16950	40650	404745	817869	3272	Soil	Duricritic laterite, clay, white-yellow-brownish, red-orange-brown-yellowish mottled, pisolites, concretional. Duricrust, qtz vein in surface, hill top, laterite boulders.	0.80-1.00	3272	<0.05
9	16950	40625	404745	817845	3273	Soil	Massive clay, red-brownish, orange-yellow-brownish mottled, pisolites, concretional. Duricrust, hill top.	0.80-1.00	3273	<0.05
9	16950	40600	404744	817820	3274	Soil	Duricritic laterite, clay, red-brownish, orange-brown-yellowish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3274	<0.05
9	16950	40575	404744	817795	3275	Soil	Clay, orange-yellow-brownish, red-brown-grayish mottled, pisolites, concretional. Duricrust, low slope, creeck +/- 10m to west..	0.80-1.00	3275	<0.05
9	16950	40550	404744	817770	3276	Soil	Clay, orange-yellow-brownish, yellow-purple mottled, medium slope, creeck +/- 10m to west.	0.80-1.00	3276	<0.05
9	16950	40525	404743	817745	3277	Soil	Clay, orange-yellow-brownish, yellow-pinkish mottled, steep slope.	0.80-1.00	3277	<0.05
9	16950	40500	404743	817721	3278	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, hill top.	0.80-1.00	3278	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

9	16950	40475	404742	817696	3279	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, hill top.	0.80-1.00	3279	<0.05
9	16950	40450	404742	817671	3280	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, hill top.	0.80-1.00	3280	<0.05
9	16950	40425	404742	817646	3281	Soil	Massive clay, orange-red-brownish, yellow-brown-grayish mottled, medium slope.	0.80-1.00	3281	<0.05
9	16950	40400	404741	817621	3282	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3282	<0.05
9	16950	40375	404741	817597	3283	Soil	Clay, yellow-pink, orange-red-white-brownish mottled, medium slope.	0.80-1.00	3283	<0.05
9	16950	40350	404740	817572	3284	Soil	Duricritic laterite, clay, yellow, yellow-orange-red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3284	<0.05
9	16950	40325	404740	817547	3285	Soil	Massive clay, silty, orange-brown-grayish, yellow-red-brownish mottled, concretional, qtz vein in surface, steep slope.	0.80-1.00	3285	<0.05
9	16950	40300	404740	817522	3286	Soil	Massive clay, silty, orange-brown-grayish, yellow-red-brownish mottled, concretional, qtz vein in surface, steep slope.	0.80-1.00	3286	<0.05
9	16950	40275	404739	817497	3287	Soil	Massive clay, orange-red-brownish, gray-purple-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3287	<0.05
9	16950	40250	404739	817473	3288	Soil	Massive clay, orange-red-brownish, purple-dark-brownish mottled, steep slope.	0.80-1.00	3288	<0.05
9	16950	40225	404738	817448	3289	Soil	Massive clay, red-orange-brownish, black-brown-yellowish mottled, steep slope.	0.80-1.00	3289	<0.05
9	16950	40200	404738	817423	3290	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites. Duricrust, hill top.	0.80-1.00	3290	<0.05
9	16950	40175	404738	817398	3291	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, laterite, low slope.	0.80-1.00	3291	<0.05
9	16950	40150	404737	817373	3292	Soil	Duricritic laterite, red-orange-brownish, gray-yellow-brownish mottled, pisolites, medium slope.	0.80-1.00	3292	<0.05
9	16950	40125	404737	817349	3293	Soil	Massive clay, red-orange-brownish, yellow-brownish mottled, pisolites, laterite. Duricrust, medium slope.	0.80-1.00	3293	<0.05
9	16950	40100	404736	817324	3294	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, laterite. Duricrust, medium slope.	0.80-1.00	3294	<0.05
9	16950	40075	404736	817299	3295	Soil	Laterite, clay, orange-yellow-brownish, red-brown-purple mottled, steep slope.	0.80-1.00	3295	<0.05
9	16950	40050	404736	817274	3296	Soil	Laterite, clay, orange-yellow-brownish, red-brownish mottled, concretional. Duricrust, steep slope.	0.80-1.00	3296	<0.05
9	16950	40025	404735	817250	3297	Soil	Laterite, clay, orange-red-brownish, yellow-brownish mottled, concretional. Duricrust, hill top.	0.80-1.00	3297	<0.05
9	16950	40000	404735	817225	3298	Soil	Laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3298	<0.05
9	16950	39975	404734	817200	3299	Soil	Laterite, orange-brownish,yellow-brownish mottled, pisolites, medium slope.	0.80-1.00	3299	<0.05
9	16950	39950	404734	817175	3300	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3300	<0.05
9	16950	39925	404734	817150	3301	Soil	Laterite, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3301	<0.05
9	16950	39900	404733	817126	3302	Soil	Laterite, massive clay, orange-red-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3302	<0.05
9	16950	39875	404733	817101	3303	Soil	Laterite, massive clay, orange-yellow-brownish, red-brownish mottled, hill top.	0.80-1.00	3303	<0.05
9	16950	39850	404732	817076	3304	Soil	Laterite, massive clay, orange-yellow-brownish, red-brownish mottled, low slope.	0.80-1.00	3304	<0.05

9	16950	39825	404732	817051	3305	Soil	Laterite, clay, orange-yellow-brownish, red-brownish mottled, low slope.	0.80-1.00	3305	<0.05
9	16950	39800	404732	817026	3306	Soil	Laterite, clay, orange-red-brownish, yellow-brownish mottled. Duricrust, medium slope.	0.80-1.00	3306	<0.05
9	16950	39775	404731	817002	3307	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, medium slopw medium slope.	0.80-1.00	3307	<0.05
9	16950	39750	404731	816977	3308	Soil	Laterite, clay, orange-red-brownish, yellow-brownish mottled, concretional, qtz vein in surface, low slope.	0.80-1.00	3308	<0.05
9	16950	39725	404730	816952	3309	Soil	Laterite, clay, orange-red-brownish, green-brownish mottled, medium slope.	0.80-1.00	3309	<0.05
9	16950	39700	404730	816927	3310	Soil	Laterite, orange-red-brownish, yellow-brown-purple mottled, pisolites, concretional, qtz in surface, low slope, creek +/- 6m east heading north south.	0.80-1.00	3310	<0.05
9	16950	39675	404730	816902	3311	Soil	Laterite, massive clay, orange-yellow-brownish, red-brownish mottled, qtz vein in surface, low slope.	0.80-1.00	3311	<0.05
9	16950	39650	404729	816878	3312	Soil	Laterite, massive clay, orange-yellow-brownish, pisolite, concretional, qtz vein in surface, low slope.	0.80-1.00	3312	<0.05
9	16950	39625	404729	816853	3313	Soil	Laterite, yellow, yellow-brownish mottled, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3313	<0.05
9	16950	39600	404729	816828	3314	Soil	Laterite, massive clay, orange-brownish, orange-yellow-brownish mottled. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3314	<0.05
9	16950	39575	404728	816803	3315	Soil	Laterite, massive clay, yellow-brownish. Duricrust, low slope.	0.80-1.00	3315	<0.05
9	16950	39550	404728	816778	3316	Soil	Laterite, massive clay, orange-brownish, yellow-brownish mottled, pisolites, steep slope.	0.80-1.00	3316	<0.05
9	16950	39525	404727	816754	3317	Soil	Laterite, massive clay, orange-brownish, yellow-brownish mottled, steep slope.	0.80-1.00	3317	<0.05
9	16950	39500	404727	816729	3318	Soil	Laterite, massive clay, orange- yellow-brownish, yellow mottled, steep slope.	0.80-1.00	3318	<0.05
9	16950	39475	404727	816704	3319	Soil	Laterite, massive clay, orange- yellow-brownish, yellow mottled, steep slope.	0.80-1.00	3319	<0.05
9	16950	39450	404726	816679	3320	Soil	Laterite, massive clay, dark-brownish, qtz vein in surface, medium slope.	0.80-1.00	3320	<0.05
9	16950	39425	404726	816654	3321	Soil	Laterite, massive clay, red-orange-brownish, yellow-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3321	<0.05
9	16950	39400	404725	816630	3322	Soil	Laterite, massive clay, orange-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3322	<0.05
9	16950	39375	404725	816605	3323	Soil	Laterite, massive clay, orange-red-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3323	<0.05
9	16950	39350	404725	816580	3324	Soil	Laterite, massive clay, red-brownish, orange-brownish mottled, medium slope.	0.80-1.00	3324	<0.05
9	16950	39325	404724	816555	3325	Soil	Laterite, massive clay, orange-brownish, yellow-brownish mottled, qtz vein in surface, low slope.	0.80-1.00	3325	<0.05
9	16950	39300	404724	816531	3326	Soil	Laterite, massive clay, orange-brownish, yellow-brownish mottled. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3326	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

9	16950	39275	404723	816506	3327	Soil	Laterite, massive clay, orange-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3327	<0.05
9	16950	39250	404723	816481	3328	Soil	Laterite, massive clay, orange-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3328	<0.05
9	16950	39225	404723	816456	3329	Soil	Laterite, massive clay, orange-red-brownish, yellow-brownish mottled, duricritic laterite, medium slope.	0.80-1.00	3329	<0.05
9	16950	39200	404722	816431	3330	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3330	<0.05
9	16950	39175	404722	816407	3331	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3331	<0.05
9	16950	39150	404721	816382	3332	Soil	Laterite, clay, dark-brownish, medium slope.	0.80-1.00	3332	<0.05
9	16950	39125	404721	816357	3333	Soil	Laterite, clay, dark-brownish, medium slope.	0.80-1.00	3333	<0.05
9	16950	39100	404721	816332	3334	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3334	<0.05
9	16950	39075	404720	816307	3335	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3335	<0.05
9	16950	39050	404720	816283	3336	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, steep slope.	0.80-1.00	3336	<0.05
9	16950	39025	404719	816258	3337	Soil	Laterite, clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3337	<0.05
9	16950	39000	404719	816233	3338	Soil	Duricritic laterite, clay, medium brown yellow-brownish, red-brownish mottled, pisolite, concretional, probably feldspar. Duricrust, low slope, creek +/- 1m west.	0.80-1.00	3338	<0.05
8E	16800	44800	404530	822000	56101	Soil	Clayish-pebly-grainy, red-brownish, orange-mottled, concretional. Duricrust, low slope, swamp +/- 25m north-east.	0.80-1.00	56101	<0.05
8E	16800	44775	404530	821975	56102	Soil	Clayish-grainy-pebly, yellow-brownish, orange mottled, concretional. Duricrust, low slope, cree +/- 8m north-east.	0.80-1.00	56102	<0.05
8E	16800	44750	404530	821950	56103	Soil	Clayish-grainy-pebly, yellow-dark-brownish, orange mottled, concretional. Duricrust, low slope.	0.80-1.00	56103	<0.05
8E	16800	44725	404530	821925	56104	Soil	Massive-clay, light-yellow-brownish, clayish-pebly, orange mottled, concretional, medium slope.	0.80-1.00	56104	<0.05
8E	16800	44700	404530	821900	56105	Soil	Massive-clay, orange-red-brownish, clayish-pebly, yellow mottled, pisolites, concretional, medium slope.	0.80-1.00	56105	<0.05
8E	16800	44675	404530	821875	56106	Soil	Massive-clay, orange-red-yellow-brownish, clayish-pebly, concretional, medium slope.	0.80-1.00	56106	<0.05
8E	16800	44650	404530	821850	56107	Soil	Massive-clay, red-orange-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56107	<0.05
8E	16800	44625	404530	821825	56108	Soil	Massive-clay, red-orange-brownish, clayish-pebly, concretional, hill top.	0.80-1.00	56108	<0.05
8E	16800	44600	404530	821800	56109	Soil	Massive-clay, red-orange-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56109	<0.05
8E	16800	44575	404530	821775	56110	Soil	Massive-clay, red-orange-brownish, clayish-pebly, concretional, medium slope.	0.80-1.00	56110	<0.05
8E	16800	44550	404530	821750	56111	Soil	Massive-clay, red-brownish, clayish-pebly, orange mottled, concretional, medium slope.	0.80-1.00	56111	<0.05
8E	16800	44525	404530	821725	56112	Soil	Clayish-pebly, red-brownish, orange mottled, concretional, low slope, creek +/- 6m west.	0.80-1.00	56112	<0.05
8E	16800	44500	404530	821700			Creek, not able to auger (water at surface)
8E	16800	44475	404530	821675	56113	Soil	Clayish-pebly, light-brownish, yellow-mottled, concretional, low slope, swamp +/- 4m north-east, qtz outcrop.	0.80-1.00	56113	<0.05
8E	16800	44450	404530	821650	56114	Soil	Clayish-pebly, yellow-brownish, light-mottled, pisolites, concretional, medium slope, swamp +/- 25m north-east.	0.80-1.00	56114	<0.05
8E	16800	44425	404530	821625	56115	Soil	Massive-clay, yellow-brownish, clayish-pebly, light mottled, pisolites, concretional, medium slope.	0.80-1.00	56115	<0.05
8E	16800	44400	404530	821600	56116	Soil	Massive-clay, orange-yellow-brownish, clayish-grainy-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56116	<0.05
8E	16800	44375	404530	821575	56117	Soil	Massive-clay, yellow-orange-brownish, clayish-grainy-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56117	<0.05
8E	16800	44350	404530	821550	56118	Soil	Massive-clay, yellow-light-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56118	<0.05
8E	16800	44325	404530	821525	56119	Soil	Massive-clay, red-orange-brownish, clayish-pebly-grainy, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56119	0.05
8E	16800	44300	404530	821500	56120	Soil	Massive-clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56120	<0.05
8E	16800	44275	404530	821475	56121	Soil	Massive-clay, red-orange-yellow-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56121	0.05
8E	16800	44250	404530	821450	56122	Soil	Massive-clay, red-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56122	0.05
8E	16800	44225	404530	821425	56123	Soil	Massive-clay, yellow-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, medium slope, laterite outcrop.	0.80-1.00	56123	0.05
8E	16800	44200	404530	821400	56124	Soil	Massive-clay, orange-yellow-red-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56124	<0.05
8E	16800	44175	404530	821375	56125	Soil	Massive-clay, yellow-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56125	0.08
8E	16800	44150	404530	821350	56126	Soil	Massive-clay, orange-red-yellow-brownish, clayish-pebly-grainy, concretional. Duricrust, medium slope.	0.80-1.00	56126	0.06
8E	16800	44125	404530	821325	56127	Soil	Massive-clay, yellow-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56127	0.05
8E	16800	44100	404530	821300	56128	Soil	Massive-clay, yellow-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56128	0.08
8E	16800	44075	404530	821275	56129	Soil	Massive-clay, yellow-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56129	<0.05
8E	16800	44050	404530	821250	56130	Soil	Massive-clay, yellow-light-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56130	<0.05
8E	16800	44025	404530	821225	56131	Soil	Massive-clay, yellow-light-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56131	0.07
8E	16800	44000	404530	821200	56132	Soil	Massive-clay, yellow-light-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56132	<0.05
8E	16800	43975	404530	821175	56133	Soil	Massive-clay, yellow-orange-light-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56133	<0.05
8E	16800	43950	404530	821150	56134	Soil	Massive-clay, orange-yellow-brownish, clayish-grainy-pebly, pisolites. Duricrust, medium slope.	0.80-1.00	56134	<0.05
8E	16800	43925	404530	821125	56135	Soil	Massive-clay, orange-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, steep slope.	0.80-1.00	56135	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

8E	16800	43900	404530	821100	56136	Soil	Massive-clay, orange-yellow-brownish, clayish-pebly, concretional. Duricrust, steep slope.	0.80-1.00	56136	<0.05
8E	16800	43875	404530	821075	56137	Soil	Massive-clay, yellow-light-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56137	<0.05
8E	16800	43850	404530	821050	56138	Soil	Massive-clay, red-orange-yellow-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56138	<0.05
8E	16800	43825	404530	821025	56139	Soil	Massive-clay, orange-red-yellow-brownish, clayish-pebly, concretional, medium slope.	0.80-1.00	56139	0.05
8E	16800	43800	404530	821000	56140	Soil	Massive-clay, yellow-light-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56140	<0.05
8E	16800	43775	404530	820975	56141	Soil	Massive-clay, yellow-brownish, clayish-pebly, orange mottled, pisolites, concretional, medium slope.	0.80-1.00	56141	0.05
8E	16800	43750	404530	820950	56142	Soil	Clayish-pebly-grainy, yellow-brownish, orange mottled, concretional, low slope, old porknocker activities.	0.80-1.00	56142	<0.05
8E	16800	43725	404530	820925			No sample, porknocker area (water at surface)
8E	16800	43700	404530	820900			No sample, porknocker area (water at surface)
8E	16800	43675	404530	820875			No sample, porknocker area (water at surface)
8E	16800	43650	404530	820850			No sample, porknocker area (water at surface)
8E	16800	43625	404530	820825			No sample, porknocker area (water at surface)
8E	16800	43600	404530	820800	56143	Soil	Clayish-pebly, yellow-brownish, orange mottled, concretional. Duricrust, qtz aglomerate, low slope.	0.80-1.00	56143	0.08
8E	16800	43575	404530	820775	56144	Soil	Clayish-grainy-pebly, red-orange-brownish, yellow mottled, concretional. Duricrust, low slope, road +/- 5m west.	0.80-1.00	56144	0.06
8E	16800	43550	404530	820750	56145	Soil	Clayish-grainy-pebly, red-orange-brownish, yellow mottled, concretional, low slope, old porknocker area.	0.80-1.00	56145	<0.05
8E	16800	43525	404530	820725	56146	Soil	Clayish-grainy-pebly, light-orange-brownish, yellow mottled, concretional, white minerals (probably kaolin), low slope, old porknocker area.	0.80-1.00	56146	<0.05
8E	16800	43500	404530	820700			No sample, porknocker area (contaminated area).
8E	16800	43475	404530	820675			No sample, porknocker area (contaminated area).
8E	16800	43450	404530	820650			No sample, porknocker area (contaminated area).
8E	16800	43425	404530	820625			No sample, porknocker area (contaminated area).
8E	16800	43400	404530	820600			No sample, porknocker area (contaminated area).
8E	16800	43375	404530	820575			No sample, porknocker area (contaminated area).
8E	16800	43350	404530	820550			No sample, porknocker area (contaminated area).
8E	16800	43325	404530	820525			No sample, porknocker area (contaminated area).
8E	16800	43300	404530	820500			No sample, porknocker area (contaminated area).
8E	16800	43275	404530	820475			No sample, porknocker area (contaminated area).
8E	16800	43250	404530	820450			No sample, porknocker area (contaminated area).
8E	16800	43225	404530	820425			No sample, porknocker area (contaminated area).
8E	16800	43200	404530	820400			No sample, porknocker area (contaminated area).
8E	16800	43175	404530	820375			No sample, porknocker area (contaminated area).
8E	16800	43150	404530	820350			No sample, porknocker area (contaminated area).
8E	16800	43125	404530	820325			No sample, porknocker area (contaminated area).
8E	16800	43100	404530	820300			No sample, porknocker area (contaminated area).
8E	16800	43075	404530	820275			No sample, porknocker area (contaminated area).
8E	16800	43050	404530	820250			No sample, porknocker area (contaminated area).
8E	16800	43025	404530	820225			No sample, porknocker area (contaminated area).
8E	16800	43000	404530	820200			No sample, porknocker area (contaminated area).
8E	16800	42975	404530	820175			No sample, porknocker area (contaminated area).
8E	16800	42950	404530	820150			No sample, porknocker area (contaminated area).
8E	16800	42925	404530	820125			No sample, porknocker area (contaminated area).
8E	16800	42900	404530	820100			No sample, porknocker area (contaminated area).
8E	16800	42875	404530	820075			No sample, porknocker area (contaminated area).
8E	16800	42850	404530	820050			No sample, porknocker area (contaminated area).
8E	16800	42825	404530	820025			No sample, porknocker area (contaminated area).
8E	16800	42800	404530	820000			No sample, porknocker area (contaminated area).
8E	16800	42775	404530	819975			No sample, porknocker area (contaminated area).
8E	16800	42750	404530	819950			No sample, porknocker area (contaminated area).
8E	16800	42725	404530	819925			No sample, porknocker area (contaminated area).

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

8E	16800	42700	404530	819900			No sample, porknocker area (contaminated area).
8E	16800	42675	404530	819875	56147	Soil	Massive clay, yellow-purple-brownish, orange mottled, concretional. Duricrust, sleep slope.	0.80-1.00	56147	<0.05
8E	16800	42650	404530	819850	56148	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope, road (atv)+/- 5m east.	0.80-1.00	56148	<0.05
8E	16800	42625	404530	819825	56149	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	56149	0.14
8E	16800	42600	404530	819800	56150	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, qtz vein (small) in surface, medium slope.	0.80-1.00	56150	To Follow
8E	16800	42575	404530	819775	56151	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56151	0.05
8E	16800	42550	404530	819750	56152	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, hill top.	0.80-1.00	56152	<0.05
8E	16800	42525	404530	819725	56153	Soil	Massive clay, orange-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, qtz probably (aglomerate), hill top.	0.80-1.00	56153	<0.05
8E	16800	42500	404530	819700	56154	Soil	Massive clay, yellow-orange-brownish, clayish-grainy-pebly, pisolites, concretional. Duricrust, hill top, old road (atv).	0.80-1.00	56154	<0.05
8E	16800	42475	404530	819675	56155	Soil	Massive clay, orange-yellow-red-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56155	<0.05
8E	16800	42450	404530	819650	56156	Soil	Massive clay, orange-red-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56156	<0.05
8E	16800	42425	404530	819625	56157	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56157	<0.05
8E	16800	42400	404530	819600	56158	Soil	Massive clay, orange-red-yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56158	<0.05
8E	16800	42375	404530	819575	56159	Soil	Massive clay, yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56159	<0.05
8E	16800	42350	404530	819550	56160	Soil	Massive clay, yellow-brownish, clayish-pebly-grainy, orange mottled (weakly), concretional. Duricrust, medium slope.	0.80-1.00	56160	<0.05
8E	16800	42325	404530	819525	56161	Soil	Massive clay, yellow-brownish, clayish-pebly, orange mottled (weakly), concretional. Duricrust, medium slope, creek +/- 50m north-east.	0.80-1.00	56161	<0.05
8E	16800	42300	404530	819500	56162	Soil	Massive clay, orange-brownish, clayish-pebly-grainy, yellow motlled (weakly), concretional. Duricrust, medium slope.	0.80-1.00	56162	<0.05
8E	16800	42275	404530	819475	56163	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, medium slope, creek +/- 50m north-east.	0.80-1.00	56163	<0.05
8E	16800	42250	404530	819450	56164	Soil	Massive clay, red-brownish, clayish-pebly, orange mottled (weakly), concretional, medium slope.	0.80-1.00	56164	<0.05
8E	16800	42225	404530	819425	56165	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56165	<0.05
8E	16800	42200	404530	819400	56166	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, qtz vein (small) in surface, medium slope.	0.80-1.00	56166	<0.05
8E	16800	42175	404530	819375	56167	Soil	Massive clay, yellow-light-brownish, clayish-pebly-grainy, concretional. Duricrust, qtz aglomerate, medium slope.	0.80-1.00	56167	<0.05
8E	16800	42150	404530	819350	56168	Soil	Clayish-grainy-pebly, yellow-brownish, light mottled, concretional. Duricrust, low slope, laterite outcrop.	0.80-1.00	56168	<0.05
8E	16800	42125	404530	819325	56169	Soil	Clayish-grainy-pebly, yellow-brownish, orange mottled, concretional. Duricrust, medium slope, creek +/- 70m north-east.	0.80-1.00	56169	<0.05
8E	16800	42100	404530	819300	56170	Soil	Massive clay, red-orange-brownish, yellow mottled (weakly), clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56170	<0.05
8E	16800	42075	404530	819275	56171	Soil	Massive clay, red-orange-yellow-brownish, clayish-pebly, pisolites, concretional, steep slope, creek +/- 70m north-east.	0.80-1.00	56171	<0.05
8E	16800	42050	404530	819250	56172	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, qtz aglomerate, medium slope.	0.80-1.00	56172	<0.05
8E	16800	42025	404530	819225	56173	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56173	<0.05
8E	16800	42000	404530	819200	56174	Soil	Massive clay, light-yellow-brownish, clayish-pebly, concretional. Duricrust, low slope.	0.80-1.00	56174	<0.05
8E	16800	41975	404530	819175	56175	Soil	Massive clay, orange-brownish, clayish-pebly, yellow mottled (weakly), concretional. Duricrust, low slope.	0.80-1.00	56175	0.19
8E	16800	41950	404530	819150	56176	Soil	Clayish-pebly-silty, yellow-light-brownish, pisolite, concretional, low slope, creek +/- 4m west.	0.80-1.00	56176	0.10
8E	16800	41925	404530	819125	56177	Soil	Clayish-pebly-silty, red-orange-brownish, concretional. Duricrust, qtz aglomerate, low slope, trarctor road +/- 6m.	0.80-1.00	56177	0.07
8E	16800	41900	404530	819100	56178	Soil	Clayish-pebly-grainy, red-brownish, orange mottled, concretional. Duricrust, medium slope.	0.80-1.00	56178	<0.05
8E	16800	44475	404530	821675	56451	Chip Rock	Qtz white, dissagregated, fractured with oxide-Fe filling fractures.	Surface
8E	16800	41950	404530	819150	56452	Chip Rock	Qtz white, dissagregated, fractured with oxide-Fe filling fractures.	Surface
9	17000	44800	404730	822000	56179	Soil	Massive clay, red-brownish, clayish-grainy, orange mottled (weakly), concretional. Duricrust, low slope.	0.80-1.00	56179	<0.05
9	17000	44775	404730	821975	56180	Soil	Massive clay, yellow-brownish, clayish-grainy-pebly, orange mottled (weakly), concretional. Duricrust, low slope.	0.80-1.00	56180	7.92
9	17000	44750	404730	821950	56181	Soil	Massive clay, red-brownish, clayish-grainy-pebly, orange mottled (weakly), concretional. Duricrust, low slope.	0.80-1.00	56181	<0.05
9	17000	44725	404730	821925	56182	Soil	Massive clay, red-brownish, clayish-pebly-sandy, orange mottled. Duricrust, low slope.	0.80-1.00	56182	<0.05
9	17000	44700	404730	821900	56183	Soil	Massive clay, yellow-brownish, clayish-pebly-silty, light mottled (weakly), concretional, low slope.	0.80-1.00	56183	<0.05
9	17000	44675	404730	821875	56184	Soil	Massive clay, red-orange-yellow-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56184	<0.05
9	17000	44650	404730	821850	56185	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, concretional, qtz vein (small), hill top.	0.80-1.00	56185	<0.05
9	17000	44625	404730	821825	56186	Soil	Massive clay, orange-red-yellow-brownish, clayish-pebly, concretional, hill top.	0.80-1.00	56186	<0.05
9	17000	44600	404730	821800	56187	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional, hill top.	0.80-1.00	56187	0.11
9	17000	44575	404730	821775	56188	Soil	Massive clay, red-brownish, clayish-pebly, orange mottled (weakly), concretional, steep slope.	0.80-1.00	56188	<0.05
9	17000	44550	404730	821750	56189	Soil	Massive clay, red-brownish, clayish-pebly, orange mottled (weakly), concretional, steep slope.	0.80-1.00	56189	<0.05
9	17000	44525	404730	821725	56190	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional, steep slope.	0.80-1.00	56190	<0.05
9	17000	44500	404730	821700	56191	Soil	Clayish-pebly-silty, red-brownish, orange mottled, concretional, medium slope.	0.80-1.00	56191	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

9	17000	44475	404730	821675	56192	Soil	Clayish-pebly-silty, red-brownish, orange mottled (weakly), concretional, medium slope.	0.80-1.00	56192	<0.05
9	17000	44450	404730	821650	56193	Soil	Clayish-pebly-silty, red-brownish, orange mottled, concretional, medium slope.	0.80-1.00	56193	<0.05
9	17000	44425	404730	821625	56194	Soil	Clayish-pebly-silty, yellow-brownish, light-mottled, concretional, low slope, small creek +/- 6m west.	0.80-1.00	56194	<0.05
9	17000	44400	404730	821600	56195	Soil	Massive clay, red-brownish, clayish-pebly-silty, orange mottled (weakly), concretional, medium slope, old porknocker activities.	0.80-1.00	56195	<0.05
9	17000	44375	404730	821575	56196	Soil	Massive clay, orange-brownish, clayish-pebly-silty, yellow mottled (weakly), concretional. Duricrust, steep slope.	0.80-1.00	56196	<0.05
9	17000	44350	404730	821550	56197	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolite, concretional, steep slope.	0.80-1.00	56197	<0.05
9	17000	44325	404730	821525	56198	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional, steep slope.	0.80-1.00	56198	<0.05
9	17000	44300	404730	821500	56199	Soil	Massive clay, orange-red-yellow-brownish, clayish-pebly, concretional. Duricrust, steep slope.	0.80-1.00	56199	<0.05
9	17000	44275	404730	821475	56200	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56200	0.06
9	17000	44250	404730	821450	56201	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56201	<0.05
9	17000	44225	404730	821425	56202	Soil	Massive clay, orange-red-yellow-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56202	0.24
9	17000	44200	404730	821400	56203	Soil	Massive clay, red-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56203	<0.05
9	17000	44175	404730	821375	56204	Soil	Massive clay, red-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56204	0.13
9	17000	44150	404730	821350	56205	Soil	Massive clay, orange-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56205	0.09
9	17000	44125	404730	821325	56206	Soil	Massive clay, orange-red-yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope-hill top.	0.80-1.00	56206	0.09
9	17000	44100	404730	821300	56207	Soil	Massive clay, orange-yellow-brownish, clayish-pebly-grainy, pisolites, concretional. Duricrust, steep slope, laterite outcrop.	0.80-1.00	56207	0.10
9	17000	44075	404730	821275	56208	Soil	Massive clay, dark-orange-yellow-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56208	<0.05
9	17000	44050	404730	821250	56209	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56209	<0.05
9	17000	44025	404730	821225	56210	Soil	Massive clay, yellow-dark-light-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56210	<0.05
9	17000	44000	404730	821200	56211	Soil	Massive clay, yellow-light-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56211	0.05
9	17000	43975	404730	821175	56212	Soil	Massive clay, yellow-light-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56212	<0.05
9	17000	43950	404730	821150	56213	Soil	Massive clay, orange-yellow-light-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56213	<0.05
9	17000	43925	404730	821125	56214	Soil	Massive clay, orange-brownish, clayish-pebly, yellow mottled (weakly), pisolites, concretional, medium slope.	0.80-1.00	56214	<0.05
9	17000	43900	404730	821100	56215	Soil	Clayish-pebly-silty, orange-brownish, yellow mottled (weakly), concretional. Duricrust, medium slope.	0.80-1.00	56215	0.05
9	17000	43875	404730	821075	56216	Soil	Clayish-pebly, orange-red-brownish, yellow mottled, concretional. Duricrust, medium slope.	0.80-1.00	56216	<0.05
9	17000	43850	404730	821050	56217	Soil	Clayish-pebly, orange-brownish, yellow mottled, concretional. Duricrust, low slope, +/- 20m west porknocker area (water at surface).	0.80-1.00	56217	<0.05
9	17000	43825	404730	821025			Not able to auger (water at surface) contaminated area.
9	17000	43800	404730	821000			Not able to auger (water at surface) contaminated area.
9	17000	43775	404730	820975			Not able to auger (water at surface) contaminated area.
9	17000	43750	404730	820950			Not able to auger (water at surface) contaminated area.
9	17000	43725	404730	820925			Not able to auger (water at surface) contaminated area.
9	17000	43700	404730	820900			Not able to auger (water at surface) contaminated area.
9	17000	43675	404730	820875			Not able to auger (water at surface) contaminated area.
9	17000	43650	404730	820850			Not able to auger (water at surface) contaminated area.
9	17000	43625	404730	820825			Not able to auger (water at surface) contaminated area.
9	17000	43600	404730	820800	56218	Soil	Clayish-sandy-pebly, yellow-brownish, duricritic laterite, light mottled, concretional, low slope, old porknocker area.	0.80-1.00	56218	<0.05
9	17000	43575	404730	820775	56219	Soil	Clayish-sandy-pebly, yellow-brownish, duricritic laterite, red mottled, concretional, low slope, old porknocker area.	0.80-1.00	56219	<0.05
9	17000	43550	404730	820750	56220	Soil	Massive-clay, orange-brownish, yellow mottled (weakly), concretional, medium slope, old porknocker area.	0.80-1.00	56220	<0.05
9	17000	43525	404730	820725	56221	Soil	Massive-clay, orange-brownish, yellow mottled (weakly), concretional. Duricrust, medium slope, old porknocker area.	0.80-1.00	56221	<0.05
9	17000	43500	404730	820700	56222	Soil	Massive-clay, orange-yellow-brownish, clayish-pebly, pisolites, concretional, hill top, road (atv) +/- 4m west.	0.80-1.00	56222	<0.05
9	17000	43475	404730	820675	56223	Soil	Massive-clay, orange-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, qtz aglomerate, hill top.	0.80-1.00	56223	<0.05
9	17000	43450	404730	820650	56224	Soil	Massive-clay, orange-yellow-brownish, clayish-pebly, concretional. Duricrust, hill top, old porknocker area.	0.80-1.00	56224	<0.05
9	17000	43425	404730	820625	56225	Soil	Massive-clay, yellow-brownish, clayish-pebly-silty, orange mottled (weakly), concretional, medium slope, +/- 20 old pit.	0.80-1.00	56225	<0.05
9	17000	43400	404730	820600			No sample (contaminated area).
9	17000	43375	404730	820575			No sample (contaminated area).
9	17000	43350	404730	820550			No sample (contaminated area).
9	17000	43325	404730	820525			No sample (contaminated area).
9	17000	43300	404730	820500			No sample (contaminated area).

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

9	17000	43275	404730	820475			No sample (contaminated area).
9	17000	43250	404730	820450			No sample (contaminated area).
9	17000	43225	404730	820425			No sample (contaminated area).
9	17000	43200	404730	820400			No sample (contaminated area).
9	17000	43175	404730	820375			No sample (contaminated area).
9	17000	43150	404730	820350			No sample (contaminated area).
9	17000	43125	404730	820325			No sample (contaminated area).
9	17000	43100	404730	820300			No sample (contaminated area).
9	17000	43075	404730	820275			No sample (contaminated area).
9	17000	43050	404730	820250			No sample (contaminated area).
9	17000	43025	404730	820225			No sample (contaminated area).
9	17000	43000	404730	820200			No sample (contaminated area).
9	17000	42975	404730	820175			No sample (contaminated area).
9	17000	42950	404730	820150			No sample (contaminated area).
9	17000	42925	404730	820125			No sample (contaminated area).
9	17000	42900	404730	820100			No sample (contaminated area).
9	17000	42875	404730	820075			No sample (contaminated area).
9	17000	42850	404730	820050			No sample (contaminated area).
9	17000	42825	404730	820025			No sample (contaminated area).
9	17000	42800	404730	820000			No sample (contaminated area).
9	17000	42775	404730	819975			No sample (contaminated area).
9	17000	42750	404730	819950			No sample (contaminated area).
9	17000	42725	404730	819925			No sample (contaminated area).
9	17000	42700	404730	819900			No sample (contaminated area).
9	17000	42675	404730	819875	56226	Soil	Clayish-grainy-pebly, red-yellow-brownish, orange mottled, concretional. Duricrust, low slope, road (atv) +/- 50m west.	0.80-1.00	56226	<0.05
9	17000	42650	404730	819850	56227	Soil	Clayish-grainy-pebly, red-yellow-brownish, light mottled, concretional. Duricrust, low slope, old porknocker area.	0.80-1.00	56227	<0.05
9	17000	42625	404730	819825	56228	Soil	Clayish-grainy-pebly, white-red-brownish, light mottled, concretional. Duricrust, kaolin, low slope, old porknocker area.	0.80-1.00	56228	<0.05
9	17000	42600	404730	819800			No sample (contaminated area, water at surface).
9	17000	42575	404730	819775			No sample (contaminated area, water at surface).
9	17000	42550	404730	819750			No sample (contaminated area, water at surface).
9	17000	42525	404730	819725			No sample (contaminated area, water at surface).
9	17000	42500	404730	819700			No sample (contaminated area, water at surface).
9	17000	42475	404730	819675			No sample (contaminated area, water at surface).
9	17000	42450	404730	819650			No sample (contaminated area, water at surface).
9	17000	42425	404730	819625	56229	Soil	Clayish-pebly-silty, yellow-brownish, red-mottled, concretional. Duricrust, low slope, old porknocker area.	0.80-1.00	56229	<0.05
9	17000	42400	404730	819600	56230	Soil	Clayish-pebly-silty-sandy, red-brownish, yellow mottled, concretional, qtz vein (small), low slope, old porknocker area.	0.80-1.00	56230	<0.05
9	17000	42375	404730	819575	56231	Soil	Massive-clay, red-brownish, clayish-pebly, orange mottled (weakly), concretional, low slope.	0.80-1.00	56231	<0.05
9	17000	42350	404730	819550	56232	Soil	Massive-clay, red-brownish, clayish-pebly-silty, orange mottled (weakly), concretional, medium slope.	0.80-1.00	56232	To Follow
9	17000	42325	404730	819525	56233	Soil	Massive-clay, red-orange-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56233	<0.05
9	17000	42300	404730	819500	56234	Soil	Massive-clay, yellow-orange-brownish, clayish-pebly, concretional, medium slope.	0.80-1.00	56234	To Follow
9	17000	42275	404730	819475	56235	Soil	Massive-clay, orange-yellow-brownish, clayish-pebly, concretional. Duricrust, hill top.	0.80-1.00	56235	0.08
9	17000	42250	404730	819450	56236	Soil	Massive-clay, orange-yellow-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56236	0.07
9	17000	42225	404730	819425	56237	Soil	Massive-clay, orange-yellow-red-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56237	0.07
9	17000	42200	404730	819400	56238	Soil	Massive-clay, orange-red-yellow-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56238	<0.05
9	17000	42175	404730	819375	56239	Soil	Massive-clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, hill top, road (atv) +/- 2m west.	0.80-1.00	56239	<0.05
9	17000	42150	404730	819350	56240	Soil	Massive-clay, orange-yellow-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56240	To Follow
9	17000	42125	404730	819325	56241	Soil	Massive-clay, orange-red-yellow-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56241	<0.05
9	17000	42100	404730	819300	56242	Soil	Massive-clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, hill top.	0.80-1.00	56242	0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

9	17000	42075	404730	819275	56243	Soil	Massive-clay, red-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, hill top, laterite outcrop.	0.80-1.00	56243	0.05
9	17000	42050	404730	819250	56244	Soil	Massive-clay, orange-yellow-brownish, clayish-pebly, pisolites, qtz vein (small) in surface, hill top.	0.80-1.00	56244	<0.05
9	17000	42025	404730	819225	56245	Soil	Massive-clay, light-brownish, clayish-pebly-silty, yellow mottled (weakly), pisolites, concretional, medium slope.	0.80-1.00	56245	<0.05
9	17000	42000	404730	819200	56246	Soil	Massive-clay, yellow-dark-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56246	<0.05
9	17000	41975	404730	819175	56247	Soil	Massive-clay, yellow-light-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56247	<0.05
9	17000	41950	404730	819150	56248	Soil	Massive-clay, yellow-brownish, clayish-pebly, light mottled (weakly), concretional, medium slope.	0.80-1.00	56248	<0.05
9	17000	41925	404730	819125	56249	Soil	Massive-clay, yellow-brownish, clayish-pebly, light mottled (weakly), concretional, medium slope.	0.80-1.00	56249	<0.05
9	17000	41900	404730	819100			This sample already in Eureka Project (E. R # 3223).
9	17000	42625	404730	819825	56453	Chip Rock	Qtz vein in surface (brown-white), sheared zone.	Surface	56453	<0.05
10	17200	44800	404930	822000	56250	Soil	Clay, yellow-brownish, clayish-pebly-silty, red mottled, concretional. Duricrust, medium slope.	0.80-1.00	56250	<0.05
10	17200	44775	404930	821975	56251	Soil	Clay, red-brownish, clayish-pebly-silty, yellow mottled, concretional. Duricrust, medium slope.	0.80-1.00	56251	<0.05
10	17200	44750	404930	821950	56252	Soil	Clay, yellow-brownish, clayish-pebly-silty, light mottled, concretional, low slope, swamp +/- 3m west.	0.80-1.00	56252	<0.05
10	17200	44725	404930	821925	56253	Soil	Clay, yellow-brownish, clayish-pebly-silty, orange mottled, concretional. Duricrust, low slope, swamp +/- 5m east.	0.80-1.00	56253	0.06
10	17200	44700	404930	821900	56254	Soil	Massive clay, light-yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, low slope, basalt boulders.	0.80-1.00	56254	<0.05
10	17200	44675	404930	821875	56255	Soil	Massive clay, yellow-light-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56255	<0.05
10	17200	44650	404930	821850	56256	Soil	Clay, yellow-brownish, clayish-pebly-silty, light mottled, concretional. Duricrust, medium slope.	0.80-1.00	56256	<0.05
10	17200	44625	404930	821825	56257	Soil	Clay, red-brownish, clayish-pebly-grainy, orange mottled, pisolites, concretional, medium slope.	0.80-1.00	56257	<0.05
10	17200	44600	404930	821800	56258	Soil	Clay, yellow-brownish, clayish-pebly-grainy, orange mottled, concretional. Duricrust, qtz aglomerate, low slope.	0.80-1.00	56258	<0.05
10	17200	44575	404930	821775			Swamp area (water at surface).
10	17200	44550	404930	821750	56259	Soil	Massive clay, yellow-brownish, clayish-pebly-silty-grainy, orange mottled, concretional. Duricrust, low slope, swamp +/- 10m east.	0.80-1.00	56259	<0.05
10	17200	44525	404930	821725	56260	Soil	Massive clay, red-brownish, clayish-pebly, orange mottled (weakly), pisolites, concretional, medium slope.	0.80-1.00	56260	<0.05
10	17200	44500	404930	821700	56261	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56261	<0.05
10	17200	44475	404930	821675	56262	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56262	<0.05
10	17200	44450	404930	821650	56263	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, hill top.	0.80-1.00	56263	<0.05
10	17200	44425	404930	821625	56264	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, pisolites, concretional. Duricrust, hill top.	0.80-1.00	56264	<0.05
10	17200	44400	404930	821600	56265	Soil	Massive clay, orange-red-yellow-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56265	<0.05
10	17200	44375	404930	821575	56266	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56266	<0.05
10	17200	44350	404930	821550	56267	Soil	Massive clay, red-brownish, clayish-pebly, orange mottled (weakly), concretional, medium slope.	0.80-1.00	56267	To Follow
10	17200	44325	404930	821525	56268	Soil	Massive clay, red-brownish, clayish-pebly-silty, orange mottled (weakly), concretional, steep slope, swamp +/- 25m south (small).	0.80-1.00	56268	<0.05
10	17200	44300	404930	821500	56269	Soil	Massive clay, dark-orange-brownish, clayish-pebly-silty, purple mottled (weakly), concretional, steep slope.	0.80-1.00	56269	<0.05
10	17200	44275	404930	821475	56270	Soil	Massive clay, red-orange-dark-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56270	<0.05
10	17200	44250	404930	821450	56271	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	56271	<0.05
10	17200	44225	404930	821425	56272	Soil	Massive clay, red-orange-yellow-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56272	<0.05
10	17200	44200	404930	821400	56273	Soil	Massive clay, dark-orange-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56273	<0.05
10	17200	44175	404930	821375	56274	Soil	Massive clay, red-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56274	<0.05
10	17200	44150	404930	821350	56275	Soil	Massive clay, yellow-dark-brownish, clayish-grainy-pebly, pisolites, concretional. Duricrust, hill top.	0.80-1.00	56275	<0.05
10	17200	44125	404930	821325	56276	Soil	Massive clay, yellow-orange-dark-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56276	<0.05
10	17200	44100	404930	821300	56277	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, pisolites, concretional, hill top.	0.80-1.00	56277	<0.05
10	17200	44075	404930	821275	56278	Soil	Massive clay, orange-yellow-red-brownish, clayish-pebly-grainy, concretional. Duricrust, steep slope.	0.80-1.00	56278	<0.05
10	17200	44050	404930	821250	56279	Soil	Massive clay, orange-red-brownish, clayish-grainy-pebly, pisolites, concretional. Duricrust, medium slope, laterite outcrop.	0.80-1.00	56279	<0.05
10	17200	44025	404930	821225	56280	Soil	Massive clay, orange-red-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, medium slope, laterite outcrop.	0.80-1.00	56280	<0.05
10	17200	44000	404930	821200	56281	Soil	Massive clay, orange-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, medium slope, laterite outcrop.	0.80-1.00	56281	<0.05
10	17200	43975	404930	821175	56282	Soil	Massive clay, orange-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, medium slope, laterite outcrop.	0.80-1.00	56282	<0.05
10	17200	43950	404930	821150	56283	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56283	<0.05
10	17200	43925	404930	821125	56284	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56284	<0.05
10	17200	43900	404930	821100	56285	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56285	<0.05
10	17200	43875	404930	821075	56286	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, hill top, laterite outcrop.	0.80-1.00	56286	<0.05
10	17200	43850	404930	821050	56287	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, concretional. Duricrust, hill top, laterite outcrop.	0.80-1.00	56287	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

10	17200	43825	404930	821025	56288	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, dark-brownish mottled, pisolites, concretional, hill top.	0.80-1.00	56288	<0.05
10	17200	43800	404930	821000	56289	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional, medium slope, +/- 3m west (porknocker activities).	0.80-1.00	56289	<0.05
10	17200	43775	404930	820975			Porknocker activities (water at surface).
10	17200	43750	404930	820950			Porknocker activities (water at surface).
10	17200	43725	404930	820925			Porknocker activities (water at surface).
10	17200	43700	404930	820900			Porknocker activities (water at surface).
10	17200	43675	404930	820875			Porknocker activities (water at surface).
10	17200	43650	404930	820850			Porknocker activities (water at surface).
10	17200	43625	404930	820825			Porknocker activities (water at surface).
10	17200	43600	404930	820800	56290	Soil	Clayish-pebly-silty, red-brownish, yellow mottled, concretional, low slope, +/- 10m east (water at surface).	0.80-1.00	56290	0.06
10	17200	43575	404930	820775	56291	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, medium slope, +/- 6m west road.	0.80-1.00	56291	<0.05
10	17200	43550	404930	820750	56292	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, qtz vein in surface (small), hill top.	0.80-1.00	56292	To Follow
10	17200	43525	404930	820725	56293	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, qtz vein in surface (small), medium slope.	0.80-1.00	56293	<0.05
10	17200	43500	404930	820700	56294	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, concretional, qtz vein in surface (small), medium slope.	0.80-1.00	56294	<0.05
10	17200	43475	404930	820675	56295	Soil	Clayish-pebly-silty, red-brownish, orange mottled, concretional, low slope, porknocker area.	0.80-1.00	56295	<0.05
10	17200	43450	404930	820650	56296	Soil	Clay, red-brownish, clayish-pebly-silty, orange mottled, concretional. Duricrust, low slope, +/- 5m north-east porknocker area.	0.80-1.00	56296	<0.05
10	17200	43425	404930	820625			Water at surface (can not auger)
10	17200	43400	404930	820600	56297	Soil	Massive clay, red-brownish, clayish-pebly, orange mottled (weakly), concretional, low slope.	0.80-1.00	56297	<0.05
10	17200	43375	404930	820575	56298	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56298	<0.05
10	17200	43350	404930	820550	56299	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, steep slope.	0.80-1.00	56299	<0.05
10	17200	43325	404930	820525	56300	Soil	Massive clay, red-brownish, clayish-pebly-silty, orange mottled (weakly), concretional, medium slope.	0.80-1.00	56300	<0.05
10	17200	43300	404930	820500	56301	Soil	Massive clay, red-brownish, clayish-pebly-silty, orange mottled (weakly), concretional. Duricrust, medium slope.	0.80-1.00	56301	<0.05
10	17200	43275	404930	820475	56302	Soil	Massive clay, purple-brownish, clayish-pebly-silty, orange mottled (weakly), concretional, medium slope.	0.80-1.00	56302	<0.05
10	17200	43250	404930	820450	56303	Soil	Massive clay, red-orange-dark-brownish, clayish-pebly, concretional, hill top.	0.80-1.00	56303	0.05
10	17200	43225	404930	820425	56304	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional. Duricrust, steep slope, +/- 25m porknocker activities.	0.80-1.00	56304	<0.05
10	17200	43200	404930	820400	56305	Soil	Massive clay, red-brownish, clayish-pebly, orange mottled (weakly), concretional. Duricrust, medium slope, +/- 6m porknocker activities.	0.80-1.00	56305	<0.05
10	17200	43175	404930	820375	56306	Soil	Massive clay, orange-brownish, clayish-pebly, red mottled (weakly), concretional. Duricrust, medium slope, +/- 4m porknocker activities.	0.80-1.00	56306	<0.05
10	17200	43150	404930	820350	56307	Soil	Massive clay, yellow-brownish, clayish-pebly, orange mottled (weakly), concretional, qtz aglomerate, medium slope, +/- 10m porknocker activities.	0.80-1.00	56307	<0.05
10	17200	43125	404930	820325	56308	Soil	Massive clay, light-brownish, clayish-pebly, yellow mottled, concretional, steep slope.	0.80-1.00	56308	<0.05
10	17200	43100	404930	820300	56309	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, qtz aglomerate, medium slope.	0.80-1.00	56309	<0.05
10	17200	43075	404930	820275	56310	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, medium slope.	0.80-1.00	56310	<0.05
10	17200	43050	404930	820250			Porknocker area (water at surface).
10	17200	43025	404930	820225			Porknocker area (water at surface).
10	17200	43000	404930	820200	56311	Soil	Clay, yellow-brownish, clayish-pebly-silty, light mottled, concretional. Duricrust, low slope, +/- 2m east porknocker activities.	0.80-1.00	56311	<0.05

10	17200	42975	404930	820175	56312	Soil	Massive clay, yellow-dark-brownish, clayish-pebly-grainy, pisolites, concretional. Duricrust, low slope, +/- 2m east road (atv).	0.80-1.00	56312	<0.05
10	17200	42950	404930	820150	56313	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, qtz aglomerate, low slope.	0.80-1.00	56313	<0.05
10	17200	42925	404930	820125	56314	Soil	Massive clay, yellow-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, qtz aglomerate, low slope.	0.80-1.00	56314	<0.05
10	17200	42900	404930	820100	56315	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, low slope.	0.80-1.00	56315	<0.05
10	17200	42875	404930	820075	56316	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56316	<0.05
10	17200	42850	404930	820050	56317	Soil	Massive clay, yellow-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, medium slope.	0.80-1.00	56317	<0.05
10	17200	42825	404930	820025	56318	Soil	Massive clay, red-orange-brownish, clayish-pebly-grainy, concretional. Duricrust, medium slope.	0.80-1.00	56318	<0.05
10	17200	42800	404930	820000	56319	Soil	Massive clay, dark-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top, laterite outcrop.	0.60-0.70	56319	<0.05
10	17200	42775	404930	819975	56320	Soil	Massive clay, red-orange-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, medium slope, laterite outcrop.	0.80-1.00	56320	<0.05
10	17200	42750	404930	819950	56321	Soil	Massive clay, yellow-light-brownish, clayish-grainy-pebly, concretional. Duricrust, medium slope, laterite boulders.	0.80-1.00	56321	<0.05
10	17200	42725	404930	819925	56322	Soil	Massive clay, yellow-light-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56322	<0.05
10	17200	42700	404930	819900	56323	Soil	Massive clay, yellow-light-brownish, clayish-pebly, concretional. Duricrust, low slope, small creek +/- 5m west.	0.80-1.00	56323	<0.05
10	17200	42675	404930	819875	56324	Soil	Massive clay, red-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, low slope.	0.80-1.00	56324	<0.05
10	17200	42650	404930	819850	56325	Soil	Massive clay, yellow-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, qtz aglomerate, low slope.	0.80-1.00	56325	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

10	17200	42625	404930	819825	56326	Soil	Massive clay, light-yellow-brownish, clayish-grainy-pebly, concretional. Duricrust, low slope.	0.80-1.00	56326	<0.05
10	17200	42600	404930	819800	56327	Soil	Massive clay, yellow-brownish, clayish-pebly, light mottled (weakly), concretional, low slope, +/- 5m east small creek.	0.80-1.00	56327	<0.05
10	17200	42575	404930	819775	56328	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, qtz aglomerate, medium slope.	0.80-1.00	56328	<0.05
10	17200	42550	404930	819750	56329	Soil	Clay, yellow-light-brownish, clayish-pebly-silty, orange mottled, concretional, low slope, +/- 6m west (swamp).	0.80-1.00	56329	<0.05
10	17200	42525	404930	819725	56330	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, qtz aglomerate, medium slope.	0.80-1.00	56330	0.09
10	17200	42500	404930	819700	56331	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, low slope.	0.80-1.00	56331	0.08
10	17200	42475	404930	819675	56332	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56332	0.05
10	17200	42450	404930	819650	56333	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, concretional. Duricrust, qtz aglomerate, low slope.	0.80-1.00	56333	<0.05
10	17200	42425	404930	819625	56334	Soil	Clay, yellow-brownish, clayish-pebly-silty, light mottled, concretional, low slope, old porknocker area.	0.80-1.00	56334	0.99
10	17200	42400	404930	819600			Water at surface (can not auger).
10	17200	42375	404930	819575	56335	Soil	Clay, light-brownish, clayish-pebly-silty, gray mottled, concretional, qtz aglomerat, low slope.	0.80-1.00	56335	<0.05
10	17200	42350	404930	819550	56336	Soil	Clay, orange-brownish, clayish-pebly-silty, yellow mottled, concretional, qtz aglomerat, low slope.	0.80-1.00	56336	<0.05
10	17200	42325	404930	819525	56337	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, steep slope.	0.80-1.00	56337	<0.05
10	17200	42300	404930	819500	56338	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional, medium slope, basalt outcrop.	0.80-1.00	56338	0.05
10	17200	42275	404930	819475	56339	Soil	Massive clay, red-brownish, clayish-pebly-sandy, orange mottled (weakly), concretional, hill top.	0.80-1.00	56339	<0.05
10	17200	42250	404930	819450	56340	Soil	Massive clay, yellow-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56340	0.07
10	17200	42225	404930	819425	56341	Soil	Massive clay, red-orange-brownish, clayish-grainy-pebly, concretional. Duricrust, hill top.	0.80-1.00	56341	<0.05
10	17200	42200	404930	819400	56342	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, hill top.	0.80-1.00	56342	<0.05
10	17200	42175	404930	819375	56343	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, qtz vein (small) in surface, medium slope.	0.80-1.00	56343	<0.05
10	17200	42150	404930	819350	56344	Soil	Massive clay, red-orange-brownish, clayish-pebly, pisolites, concretional, medium slope.	0.80-1.00	56344	0.08
10	17200	42125	404930	819325	56345	Soil	Massive clay, red-yellow-brownish, clayish-pebly, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	56345	<0.05
10	17200	42100	404930	819300	56346	Soil	Massive clay, orange-yellow-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56346	<0.05
10	17200	42075	404930	819275	56347	Soil	Massive clay, yellow- orange-brownish, clayish-pebly, concretional. Duricrust, steep slope.	0.80-1.00	56347	<0.05
10	17200	42050	404930	819250	56348	Soil	Massive clay, yellow-red-orange-brownish, clayish-pebly, concretional. Duricrust, steep slope.	0.80-1.00	56348	<0.05
10	17200	42025	404930	819225	56349	Soil	Massive clay, red-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56349	<0.05
10	17200	42000	404930	819200	56350	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, hill top.	0.80-1.00	56350	0.25
10	17200	41975	404930	819175	56351	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, hill top.	0.80-1.00	56351	<0.05
10	17200	41950	404930	819150	56352	Soil	Massive clay, orange-yellow-brownish, clayish-pebly-grainy, concretional. Duricrust, hill top.	0.80-1.00	56352	<0.05
10	17200	41925	404930	819125	56353	Soil	Massive clay, orange-red-brownish, clayish-pebly-grainy, concretional. Duricrust, medium slope.	0.80-1.00	56353	<0.05
10	17200	41900	404930	819100	56354	Soil	Massive clay, yellow-orange-brownish, clayish-pebly, concretional. Duricrust, medium slope.	0.80-1.00	56354	0.06
10	17200	42375	404930	819575	56458	Chip Rock	Qtz vien (blue-smoke), dissagregated, fractured with oxide-Fe filling fractures.	Surface	56458	<0.05
11	17400	45125	405130	822325	55601	Soil	Clay, red-orange-brownish, massive clay, concretional >1%, concretional in surface, hill top.	0.80-1.00	55601	To Follow
11	17400	45100	405130	822300	55602	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, hill top.	0.80-1.00	55602	To Follow
11	17400	45075	405130	822275	55603	Soil	Clay, orange-brownish, silty, pisolite <1%, concretional >1%, medium slope.	0.80-1.00	55603	<0.05
11	17400	45050	405130	822250	55604	Soil	Clay, orange-brownish, silty, pisolite <1%, concretional >1%, medium slope.	0.80-1.00	55604	<0.05
11	17400	45025	405130	822225	55605	Soil	Clay, orange-brownish, silty with qtz fragments <1%, pisolite <1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55605	<0.05
11	17400	45000	405130	822200	55606	Soil	Clay, orange-brownish, silty with qtz fragments >1%, pisolite <1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55606	<0.05
11	17400	44975	405130	822175	55607	Soil	Clay, red-orange-brownish, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55607	0.06
11	17400	44950	405130	822150	55608	Soil	Clay, orange-brownish, massive clay, concretional <1%, medium slope.	0.80-1.00	55608	<0.05
11	17400	44925	405130	822125	55609	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55609	<0.05
11	17400	44900	405130	822100	55610	Soil	Clay, orange-brownish, silty, pisolites <1%, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55610	<0.05
11	17400	44875	405130	822075	55611	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope, probably dolerite rock.	0.80-1.00	55611	<0.05
11	17400	44850	405130	822050	55612	Soil	Clay, orange-dark-brownish, silty pebly, concretional >1%, concretional in surface, steep slope, probably dolerite rock.	0.80-1.00	55612	<0.05
11	17400	44825	405130	822025	55613	Soil	Clay, red-dark-brownish, silty pebly, concretional >1%, concretional in surface, steep slope, probably dolerite rock, creek bed +/- 5m to west.	0.80-1.00	55613	<0.05
11	17400	44800	405130	822000	55614	Soil	Clay, orange-yellow-brownish, massive clay with qtz fragments >1%, concretional in surface, steep slope, qtz boulders.	0.80-1.00	55614	<0.05
11	17400	44775	405130	821975	55615	Soil	Clay, orange-brownish, pebly, pisolites <1%, concretional >1%. Duricrust, medium slope.	0.80-1.00	55615	<0.05
11	17400	44750	405130	821950	55616	Soil	Clay, red-dark-brownish, massive clay, pisolites <1%, concretional >1%, hill top.	0.80-1.00	55616	<0.05
11	17400	44725	405130	821925	55617	Soil	Clay, red-brownish, massive clay, pisolites >1%, concretional >1%, hill top.	0.80-1.00	55617	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

11	17400	44700	405130	821900	55618	Soil	Clay, red-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55618	<0.05
11	17400	44675	405130	821875	55619	Soil	Clay, red-brownish, silty-pebly, concretional <1%, medium slope, creek bed +/- 5m west.	0.80-1.00	55619	<0.05
11	17400	44650	405130	821850	55620	Soil	Clay, red-brownish, massive-clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55620	<0.05
11	17400	44625	405130	821825	55621	Soil	Clay, red-dark-brownish, massive-clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55621	<0.05
11	17400	44600	405130	821800	55622	Soil	Clay, dark-brownish, massive-clay, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	55622	<0.05
11	17400	44575	405130	821775	55623	Soil	Clay, orange-brownish, massive-clay with qtz fragments >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55623	<0.05
11	17400	44550	405130	821750	55624	Soil	Clay, orange-brownish, massive-clay, concretional >1%. Duricrust, concretional in surface, medium slope.	0.80-1.00	55624	<0.05
11	17400	44525	405130	821725	55625	Soil	Clay, orange-brownish, massive-clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55625	<0.05
11	17400	44500	405130	821700	55626	Soil	Clay, orange-brownish, silty-pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55626	0.08
11	17400	44475	405130	821675	55627	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55627	<0.05
11	17400	44450	405130	821650	55628	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, concretional in surface, hill top.	0.80-1.00	55628	0.06
11	17400	44425	405130	821625	55629	Soil	Clay, orange-brownish, clayish-pebly, concretional >1%. Duricrust in surface, hill top.	0.60-0.80	55629	0.05
11	17400	44400	405130	821600	55630	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%. Duricrust in surface, hill top.	0.80-1.00	55630	0.05
11	17400	44375	405130	821575	55631	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%. Duricrust in surface, hill top.	0.60-0.80	55631	<0.05
11	17400	44350	405130	821550	55632	Soil	Clay, orange-brownish, massive clay, pisolites <1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55632	0.08
11	17400	44325	405130	821525	55633	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55633	<0.05
11	17400	44300	405130	821500	55634	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55634	<0.05
11	17400	44275	405130	821475	55635	Soil	Clay, red-brownish, pebly, concretional <1%, concretional in surface, steep slope.	0.80-1.00	55635	<0.05
11	17400	44250	405130	821450	55636	Soil	Clay, red-brownish, pebly, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55636	0.07
11	17400	44225	405130	821425		Soil	No sample, swamp.	0.80-1.00
11	17400	44200	405130	821400	55637	Soil	Clay, orange-brownish, clayish-pebly, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55637	<0.05
11	17400	44175	405130	821375	55638	Soil	Clay, orange-brownish, clayish-pebly, concretional in surface, steep slope.	0.80-1.00	55638	<0.05
11	17400	44150	405130	821350	55639	Soil	Clay, red-brownish, massive clay with qtz fragments <1%, qtz vein (+/-2cm) in surface, steep slope.	0.80-1.00	55639	0.05
11	17400	44125	405130	821325	55640	Soil	Clay, red-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55640	<0.05
11	17400	44100	405130	821300	55641	Soil	Clay, orange-brownish, clayish silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55641	<0.05
11	17400	44075	405130	821275	55642	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55642	<0.05
11	17400	44050	405130	821250	55643	Soil	Clay, orange-brownish, clayish silty, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55643	<0.05
11	17400	44025	405130	821225	55644	Soil	Clay, orange-brownish, pebly, pisolites >1%, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55644	<0.05
11	17400	44000	405130	821200	55645	Soil	Clay, orange-brownish, pebly, concretional >1%. Duricrust in surface, low slope.	0.80-1.00	55645	<0.05
11	17400	43975	405130	821175	55646	Soil	Clay, red-dark-brownish, pebly, pisolites >1%, concretional >1%, low slope.	0.80-1.00	55646	<0.05
11	17400	43950	405130	821150	55647	Soil	Clay, orange-brownish, clayish pebly, pisolites >1%, concretional >1%, low slope.	0.80-1.00	55647	<0.05
11	17400	43925	405130	821125	55648	Soil	Clay, orange-red-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55648	<0.05
11	17400	43900	405130	821100			Rufin creek no sample (porknocker area).
11	17400	43875	405130	821075			Rufin creek no sample (porknocker area).
11	17400	43850	405130	821050			Rufin creek no sample (porknocker area).
11	17400	43825	405130	821025			Rufin creek no sample (porknocker area).
11	17400	43800	405130	821000			Rufin creek no sample (porknocker area).
11	17400	43775	405130	820975	55649	Soil	Clay, orange-brownish, pebly, pisolites >1%, concretional >1%, low slope.	0.80-1.00	55649	<0.05
11	17400	43750	405130	820950	55650	Soil	Clay, yellow-dark-brownish, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55650	<0.05
11	17400	43725	405130	820925	55651	Soil	Clay, yellow-brownish, clayish-pebly-silty, concretional <1%, concretional in surface +/- 5m to west, low slope.	0.80-1.00	55651	<0.05
11	17400	43700	405130	820900			No sample water at surface
11	17400	43675	405130	820875	55652	Soil	Clay, orange-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55652	<0.05
11	17400	43650	405130	820850	55653	Soil	Clay, orange-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55653	<0.05
11	17400	43625	405130	820825	55654	Soil	Clay, orange-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55654	<0.05
11	17400	43600	405130	820800	55655	Soil	Clay, orange-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55655	<0.05
11	17400	43575	405130	820775	55656	Soil	Clay, orange-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55656	<0.05
11	17400	43550	405130	820750			No sample, creek bed.
11	17400	43525	405130	820725	55657	Soil	Clay, orange-dark-brownish, massive clay, pisolites <1%, concretional >1%, medium slope.	0.80-1.00	55657	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

11	17400	43500	405130	820700	55658	Soil	Clay, orange-dark-brownish, massive clay with qtz fragments >1%, concretional >1%, qtz +/- 2cm, medium slope.	0.80-1.00	55658	0.08
11	17400	43475	405130	820675	55659	Soil	Clay, red-orange-brownish, massive clay with qtz fragments <1%, medium slope.	0.80-1.00	55659	0.05
11	17400	43450	405130	820650	55660	Soil	Clay, orange-dark-brownish, massive clay, pisolites >1%, concretional >1%. Duricrust in surface, medium slope.	0.80-1.00	55660	<0.05
11	17400	43425	405130	820625	55661	Soil	Clay, yellow-brownish, clayish pebly, concretional <1%. Duricrust, concretional in surface, medium slope.	0.80-1.00	55661	<0.05
11	17400	43400	405130	820600	55662	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%. Duricrust, concretional in surface, medium slope.	0.80-1.00	55662	<0.05
11	17400	43375	405130	820575	55663	Soil	Clay, yellow-dark-brownish, pebly-silty, pisolites >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55663	<0.05
11	17400	43350	405130	820550	55664	Soil	Clay, orange-red-brownish, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55664	<0.05
11	17400	43325	405130	820525	55665	Soil	Clay, orange-brownish, clayish-pebly-silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55665	<0.05
11	17400	43300	405130	820500	55666	Soil	Clay, orange-red-brownish, pebly-silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55666	<0.05
11	17400	43275	405130	820475	55667	Soil	Clay, orange-brownish, pebly-silty, concretional >1%, medium slope.	0.80-1.00	55667	<0.05
11	17400	43250	405130	820450	55668	Soil	Clay, orange-brownish, massive clay, concretional >1%, qtz +/- 1cm in surface, medium slope.	0.80-1.00	55668	<0.05
11	17400	43225	405130	820425	55669	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	55669	<0.05
11	17400	43200	405130	820400	55670	Soil	Clay, dark-brownish, massive clay, concretional >1%. Duricrust in surface, medium slope-hill top.	0.80-1.00	55670	<0.05
11	17400	43175	405130	820375	55671	Soil	Clay, dark-brownish, pebly-silty, concretional >1%. Duricrust in surface, steep slope.	0.80-1.00	55671	<0.05
11	17400	43150	405130	820350	55672	Soil	Clay, orange-brownish, pebly-silty, concretional >1%. Duricrust in surface, steep slope.	0.80-1.00	55672	0.22
11	17400	43125	405130	820325	55673	Soil	Clay, yellow-brownish, pebly, concretional >1%, steep slope, small creek +/- 5m east.	0.80-1.00	55673	0.11
11	17400	43100	405130	820300	55674	Soil	Clay, orange-dark-brownish, pebly-silty, concretional >1%, steep slope.	0.80-1.00	55674	0.10
11	17400	43075	405130	820275	55675	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55675	<0.05
11	17400	43050	405130	820250	55676	Soil	Clay, orange-brownish, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55676	<0.05
11	17400	43025	405130	820225	55677	Soil	Clay, orange-dark-brownish, silty, concretional >1%. Duricrust, concretional in surface, medium slope.	0.80-1.00	55677	<0.05
11	17400	43000	405130	820200	55678	Soil	Clay, orange-brownish, pebly, concretional >1%. Duricrust, concretional in surface, medium slope.	0.80-1.00	55678	<0.05
11	17400	42975	405130	820175	55679	Soil	Clay, dark-brownish, silty, concretional >1%, concretional in surface, hill top.	0.80-1.00	55679	<0.05
11	17400	42950	405130	820150	55680	Soil	Clay, orange-brownish, pebly, concretional >1%, concretional in surface, hill top.	0.80-1.00	55680	<0.05
11	17400	42925	405130	820125	55681	Soil	Clay, orange-brownish, pebly-silty, pisolites <1%, concretional <1%, concretional in surface, hill top.	0.80-1.00	55681	<0.05
11	17400	42900	405130	820100	55682	Soil	Clay, orange-brownish, silty, pisolites >1%, concretional <1%, hill top.	0.80-1.00	55682	<0.05
11	17400	42875	405130	820075	55683	Soil	Clay, orange-brownish, clay-silty, concretional >1%, hill top.	0.80-1.00	55683	<0.05
11	17400	42850	405130	820050	55684	Soil	Clay, orange-dark-brownish, clayish-silty with qtz fragments <1%, concretional >1%, hill top.	0.80-1.00	55684	0.05
11	17400	42825	405130	820025	55685	Soil	Clay, orange-brownish, massive clay, pisolites <1%, concretional >1%, medium slope.	0.80-1.00	55685	0.25
11	17400	42800	405130	820000	55686	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55686	<0.05
11	17400	42775	405130	819975	55687	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55687	<0.05
11	17400	42750	405130	819950	55688	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55688	<0.05
11	17400	42725	405130	819925	55689	Soil	Clay, orange-brownish, pebly, concretional >1%, steep slope, creek bed +/- 6m to east.	0.80-1.00	55689	<0.05
11	17400	42700	405130	819900	55690	Soil	Clay, red-brownish, massive clay, concretional <1%. Duricrust in surface, medium slope.	0.80-1.00	55690	<0.05
11	17400	42675	405130	819875	55691	Soil	Clay, red-orange-brownish, silty, concretional >1%. Duricrust in surface, medium slope.	0.80-1.00	55691	<0.05
11	17400	42650	405130	819850	55692	Soil	Clay, orange-brownish, massive clay with qtz fragments, concretional >1%, steep slope.	0.80-1.00	55692	<0.05
11	17400	42625	405130	819825	55693	Soil	Clay, orange-dark-brownish, clayish-silty, concretional >1%, hill top.	0.80-1.00	55693	<0.05
11	17400	42600	405130	819800	55694	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, medium slope.	0.80-1.00	55694	<0.05
11	17400	42575	405130	819775	55695	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, medium slope.	0.80-1.00	55695	<0.05
11	17400	42550	405130	819750	55696	Soil	Clay, dark-orange-brownish, clayish-pebly-silty, concretional >1%, medium slope.	0.80-1.00	55696	<0.05
11	17400	42525	405130	819725	55697	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55697	<0.05
11	17400	42500	405130	819700	55698	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, medium slope.	0.80-1.00	55698	<0.05
11	17400	42475	405130	819675	55699	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, medium slope.	0.80-1.00	55699	<0.05
11	17400	42450	405130	819650	55700	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, medium slope.	0.80-1.00	55700	<0.05
11	17400	42425	405130	819625	55701	Soil	Clay, dark-brownish, pebly-silty, concretional >1%, medium slope.	0.80-1.00	55701	<0.05
11	17400	42400	405130	819600	55702	Soil	Clay, dark-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55702	<0.05
11	17400	42375	405130	819575	55703	Soil	Clay, orange-brownish, clayish-silty with qtz fragments, concretional >1%, medium slope.	0.80-1.00	55703	<0.05
11	17400	42350	405130	819550	55704	Soil	Clay, orange-brownish, massive clay, concretional >1%, medium slope.	0.80-1.00	55704	0.05
11	17400	42325	405130	819525	55705	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, medium slope.	0.80-1.00	55705	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

11	17400	42300	405130	819500	55706	Soil	Clay, yellow-white-brownish, clayish-silty with qtz fragments >1%, low slope.	0.80-1.00	55706	<0.05
11	17400	42275	405130	819475			Swamp, water at surface.
11	17400	42250	405130	819450			Swamp, water at surface.
11	17400	42225	405130	819425			Swamp, water at surface.
11	17400	42200	405130	819400	55707	Soil	Clay, yellow-orange-white-brownish, pebly-silty, concretional >1%, low slope.	0.80-1.00	55707	<0.05
11	17400	42175	405130	819375	55708	Soil	Clay, orange-yellow-dark-brownish, silty, concretional >1%, steep slope.	0.80-1.00	55708	<0.05
11	17400	42150	405130	819350	55709	Soil	Clay, orange-brownish, massive clay with qtz fragments >1%, pisolite <1%, concretional >1%. Duricrust in surface, steep slope.	0.80-1.00	55709	<0.05
11	17400	42125	405130	819325	55710	Soil	Clay, orange-dark-brownish, pebly-silty with qtz fragments <1%, concretional >1%. Duricrust, concretional in surface, steep slope.	0.80-1.00	55710	<0.05
11	17400	42100	405130	819300	55711	Soil	Clay, orange-brownish, pebly, concretional >1%. Duricrust in surface, medium slope.	0.80-1.00	55711	<0.05
11	17400	42075	405130	819275	55712	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55712	<0.05
11	17400	42050	405130	819250	55713	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, medium slope.	0.80-1.00	55713	<0.05
11	17400	42025	405130	819225	55714	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55714	<0.05
11	17400	42000	405130	819200	55715	Soil	Clay, yellow-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55715	<0.05
11	17400	41975	405130	819175	55716	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55716	<0.05
11	17400	41950	405130	819150	55717	Soil	Clay, orange-dark-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55717	<0.05
11	17400	41925	405130	819125	55718	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55718	<0.05
11	17400	41900	405130	819100	55719	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55719	<0.05
12	17600	44800	405330	822000	55720	Soil	Clay, orange-brownish, clayish-silty, concretional <1%, steep slope.	0.80-1.00	55720	<0.05
12	17600	44775	405330	821975	55721	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, medium slope, dolerite rock +/- 2m to west.	0.80-1.00	55721	<0.05
12	17600	44750	405330	821950	55722	Soil	Clay, red-brownish, massive clay, concretional >1%, medium slope, dolerite rock +/- 2m.	0.80-1.00	55722	<0.05
12	17600	44725	405330	821925	55723	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55723	<0.05
12	17600	44700	405330	821900	55724	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55724	<0.05
12	17600	44675	405330	821875	55725	Soil	Clay, red-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55725	0.06
12	17600	44650	405330	821850	55726	Soil	Clay, orange-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55726	<0.05
12	17600	44625	405330	821825	55727	Soil	Clay, orange-brownish, massive clay, concretional <1%, medium slope.	0.80-1.00	55727	<0.05
12	17600	44600	405330	821800	55728	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55728	<0.05
12	17600	44575	405330	821775	55729	Soil	Clay, yellow-brownish, clayish-silty, concretional >1%. Duricrust and concretional in surface, medium slope.	0.80-1.00	55729	<0.05
12	17600	44550	405330	821750	55730	Soil	Clay, yellow-brownish, clayish-silty, concretional >1%, concretional, steep slope, swamp to east.	0.80-1.00	55730	<0.05
12	17600	44525	405330	821725	55731	Soil	Clay, red-brownish, massive clay, pisolites <1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55731	<0.05
12	17600	44500	405330	821700	55732	Soil	Clay, orange-brownish, clayish-silty, pisolites >1%, concretional >1%. Duricrust and concretional in surface, medium slope.	0.80-1.00	55732	<0.05
12	17600	44475	405330	821675	55733	Soil	Clay, dark-brownish, clayish-silty, concretional >1%. Duricrust and concretional in surface, hill top.	0.60-0.80	55733	<0.05
12	17600	44450	405330	821650	55734	Soil	Clay, orange-brownish, clayish-pebly-silty, concretional >1%, hill top.	0.80-1.00	55734	<0.05
12	17600	44425	405330	821625	55735	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55735	<0.05
12	17600	44400	405330	821600	55736	Soil	Clay, orange-brownish, clayish-silty, concretional >1%, medium slope.	0.80-1.00	55736	<0.05
12	17600	44375	405330	821575	55737	Soil	Clay, orange-brownish, clayish-silty, pisolite <1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55737	<0.05
12	17600	44350	405330	821550	55738	Soil	Clay, orange-brownish, massive clay, pisolite >1%, concretional >1%, low slope.	0.80-1.00	55738	<0.05
12	17600	44325	405330	821525	55739	Soil	Clay, red-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55739	<0.05
12	17600	44300	405330	821500	55740	Soil	Clay, red-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55740	<0.05
12	17600	44275	405330	821475	55741	Soil	Clay, red-brownish, massive clay, concretional <1%, low slope.	0.80-1.00	55741	<0.05
12	17600	44250	405330	821450	55742	Soil	Clay, yellow-orange-red-brownish, massive clay, low slope.	0.80-1.00	55742	<0.05
12	17600	44225	405330	821425			No sample, porknocker area (Rufin creek).
12	17600	44200	405330	821400			No sample, porknocker area (Rufin creek).
12	17600	44175	405330	821375			No sample, porknocker area (Rufin creek).
12	17600	44150	405330	821350			No sample, porknocker area (Rufin creek).
12	17600	44125	405330	821325			No sample, porknocker area (Rufin creek).
12	17600	44100	405330	821300			No sample, porknocker area (Rufin creek).
12	17600	44075	405330	821275			No sample, porknocker area (Rufin creek).
12	17600	44050	405330	821250			No sample, porknocker area (Rufin creek).

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

12	17600	44025	405330	821225	55743	Soil	Clay, dark-brownish, massive clay, pisolite >1%, concretional >1%, low slope, sample on the road.	0.80-1.00	55743	<0.05
12	17600	44000	405330	821200	55744	Soil	Clay, orange-brownish, clayish-silty, pisolite <1%, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55744	0.06
12	17600	43975	405330	821175	55745	Soil	Clay, dark-brownish, clayish-silty, medium slope.	0.80-1.00	55745	<0.05
12	17600	43950	405330	821150	55746	Soil	Clay, orange-brownish, clayish-silty, concretional <1%, medium slope.	0.80-1.00	55746	<0.05
12	17600	43925	405330	821125	55747	Soil	Clay, orange-brownish, clayish-silty, pisolite <1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55747	<0.05
12	17600	43900	405330	821100	55748	Soil	Clay, orange-dark-brownish, clayish-silty, concretional <1%, medium slope.	0.80-1.00	55748	<0.05
12	17600	43875	405330	821075	55749	Soil	Clay, orange-dark-brownish, clayish-silty, concretional >1%. Duricrust and concretional in surface, medium slope.	0.80-1.00	55749	<0.05
12	17600	43850	405330	821050	55750	Soil	Clay, orange-brownish, clayish-silty, pisolite >1%, concretional >1%, medium slope.	0.80-1.00	55750	<0.05
12	17600	43825	405330	821025	55751	Soil	Clay, orange-brownish, clayish-silty, concretional <1%, medium slope.	0.80-1.00	55751	<0.05
12	17600	43800	405330	821000	55752	Soil	Clay, orange-brownish, massive clay, pisolite <1%, concretional >1%, medium slope.	0.80-1.00	55752	<0.05
12	17600	43775	405330	820975	55753	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55753	<0.05
12	17600	43750	405330	820950	55754	Soil	Clay, orange-red-brownish, massive clay, concretional >1%. Duricrust and concretional in surface.	0.80-1.00	55754	<0.05
12	17600	43725	405330	820925	55755	Soil	Clay, orange-dark-brownish, massive clay with qtz fragments >1%, pisolites >1%, concretional >1%. Laterite and concretional in surface, medium slope.	0.80-1.00	55755	0.06
12	17600	43700	405330	820900	55756	Soil	Clay, orange-red-brownish, massive clay with qtz fragments >1%, concretional <1%. Duricrust in surface hill top.	0.80-1.00	55756	<0.05
12	17600	43675	405330	820875	55757	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, laterite boulders, hill top.	0.80-1.00	55757	<0.05
12	17600	43650	405330	820850	55758	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, laterite boulders, hill top.	0.80-1.00	55758	<0.05
12	17600	43625	405330	820825	55759	Soil	Clay, orange-brownish, massive clay, pisolite <1%, concretional >1%, laterite and concretional in surface, medium slope.	0.80-1.00	55759	<0.05
12	17600	43600	405330	820800	55760	Soil	Clay, dark-brownish, clayish-silty, pisolite <1%, concretional >1%. Duricrust and laterite in surface, medium slope.	0.60-0.80	55760	<0.05
12	17600	43575	405330	820775	55761	Soil	Clay, dark-brownish, clayish-silty, pisolite <1%, concretional >1%. Duricrust and laterite boulders, medium slope.	0.80-1.00	55761	<0.05
12	17600	43550	405330	820750	55762	Soil	Clay, orange-reddish, clayish-silty, dark-brownish mottled, concretional >1%, boulder rock in surface, steep slope, +/- 2m small creek to west .	0.80-1.00	55762	<0.05
12	17600	43525	405330	820725	55763	Soil	Clay, orange-yellow-brownish, clayish-silty, concretional >1%, laterite boulders in surface, steep slope.	0.80-1.00	55763	0.05
12	17600	43500	405330	820700	55764	Soil	Clay, orange-yellow-brownish, massive clay, concretional <1%, steep slope.	0.80-1.00	55764	<0.05
12	17600	43475	405330	820675	55765	Soil	Clay, orange-yellow-brownish, clayish-silty, concretional <1%, concretional in surface, steep slope.	0.80-1.00	55765	<0.05
12	17600	43450	405330	820650	55766	Soil	Clay, red-yellowish, massive clay, orange-brownish mottled, concretional <1%, laterite and boulders rock in surface, steep slope.	0.80-1.00	55766	<0.05
12	17600	43425	405330	820625	55767	Soil	Clay, orange-brownish, massive clay with qtz fragments <1%, concretional >1%, concretional and boulders rock in surface, medium slope.	0.80-1.00	55767	<0.05
12	17600	43400	405330	820600	55768	Soil	Clay, orange-brownish, clayish-silty, concretional <1%, laterite and concretional in surface, steep slope.	0.80-1.00	55768	<0.05
12	17600	43375	405330	820575	55769	Soil	Clay, yellow-dark-brownish, clayish-silty, pisolites >1%, concretional >1%, boulders rock in surface, steep slope, +/- 5m small creek to west.	0.80-1.00	55769	<0.05
12	17600	43350	405330	820550	55770	Soil	Clay, dark-brownish, clayish-pebly, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55770	To Follow
12	17600	43325	405330	820525	55771	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55771	To Follow
12	17600	43300	405330	820500	55772	Soil	Clay, orange-dark-brownish, clayish-pebly-silty, concretional >1%, boulders rock in surface, hill top.	0.80-1.00	55772	<0.05
12	17600	43275	405330	820475	55773	Soil	Clay, orange-dark-brownish, clayish-pebly-silty, concretional <1%, hill top.	0.80-1.00	55773	<0.05
12	17600	43250	405330	820450	55774	Soil	Clay, dark-orange-brownish, clayish-pebly-silty, concretional >1%, laterite and concretional in surface, medium slope.	0.80-1.00	55774	<0.05
12	17600	43225	405330	820425	55775	Soil	Clay, orange-dark-brownish, clayish-pebly, concretional >1%, medium slope.	0.80-1.00	55775	<0.05
12	17600	43200	405330	820400	55776	Soil	Clay, orange-dark-brownish, clayish-pebly, concretional <1%, medium slope.	0.80-1.00	55776	To Follow
12	17600	43175	405330	820375	55777	Soil	Clay, dark-orange-brownish, clayish-pebly-silty, concretional <1%, medium slope.	0.80-1.00	55777	0.06
12	17600	43150	405330	820350	55778	Soil	Clay, orange-brownish, clayish-pebly, concretional <1%, medium slope.	0.80-1.00	55778	<0.05
12	17600	43125	405330	820325	55779	Soil	Clay, orange-brownish, clayish-pebly-silty, concretional <1%, medium slope.	0.80-1.00	55779	<0.05
12	17600	43100	405330	820300	55780	Soil	Clay, orange-brownish, clayish-pebly-silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55780	<0.05
12	17600	43075	405330	820275	55781	Soil	Clay, orange-dark-brownish, clayish-silty, concretional >1%, medium slope.	0.80-1.00	55781	<0.05
12	17600	43050	405330	820250	55782	Soil	Clay, dark-orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55782	<0.05
12	17600	43025	405330	820225	55783	Soil	Clay, dark-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55783	<0.05
12	17600	43000	405330	820200	55784	Soil	Clay, dark-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55784	<0.05
12	17600	42975	405330	820175	55785	Soil	Clay, dark-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55785	<0.05
12	17600	42950	405330	820150	55786	Soil	Clay, orange-dark-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55786	<0.05
12	17600	42925	405330	820125	55787	Soil	Clay, orange-brownish, silty, concretional >1%, qtz vein +/- 2cm and concretional in surface, medium slope.	0.80-1.00	55787	<0.05
12	17600	42900	405330	820100	55788	Soil	Clay, orange-brownish, silty, concretional >1%, laterite and concretional in surface, medium slope.	0.80-1.00	55788	<0.05
12	17600	42875	405330	820075	55789	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55789	<0.05
12	17600	42850	405330	820050	55790	Soil	Clay, dark-orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55790	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

12	17600	42825	405330	820025	55791	Soil	Clay, orange-brownish, silty-pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55791	<0.05
12	17600	42800	405330	820000	55792	Soil	Clay, dark-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55792	<0.05
12	17600	42775	405330	819975	55793	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55793	<0.05
12	17600	42750	405330	819950	55794	Soil	Clay, orange-dark-brownish, silty, concretional >1%, laterite in surface, hill top.	0.80-1.00	55794	<0.05
12	17600	42725	405330	819925	55795	Soil	Clay, red-orange-brownish, silty, concretional >1%, concretional in surface, hill top.	0.80-1.00	55795	<0.05
12	17600	42700	405330	819900	55796	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55796	<0.05
12	17600	42675	405330	819875	55797	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55797	<0.05
12	17600	42650	405330	819850	55798	Soil	Clay, orange-brownish, massive clay, concretional >1%, medium slope.	0.80-1.00	55798	<0.05
12	17600	42625	405330	819825	55799	Soil	Clay, orange-brownish, massive clay, concretional >1%, medium slope.	0.80-1.00	55799	<0.05
12	17600	42600	405330	819800	55800	Soil	Clay, orange-dark-brownish, massive clay, concretional >1%, laterite boulders in surface, medium slope.	0.80-1.00	55800	<0.05
12	17600	42575	405330	819775	55801	Soil	Clay, orange-brownish, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55801	<0.05
12	17600	42550	405330	819750	55802	Soil	Clay, orange-dark-brownish, massive clay, concretional <1%, medium slope.	0.80-1.00	55802	<0.05
12	17600	42525	405330	819725	55803	Soil	Clay, dark-orange-brownish, silty, concretional <1%, steep slope.	0.80-1.00	55803	<0.05
12	17600	42500	405330	819700	55804	Soil	Clay, orange-dark-brownish, silty, steep slope.	0.80-1.00	55804	<0.05
12	17600	42475	405330	819675	55805	Soil	Clay, orange-dark-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55805	<0.05
12	17600	42450	405330	819650	55806	Soil	Clay, red-orange-brownish, silty, concretional >1%, laterite and concretional in surface, steep slope.	0.80-1.00	55806	<0.05
12	17600	42425	405330	819625	55807	Soil	Clay, orange, massive clay, concretional <1%, concretional in surface, steep slope.	0.80-1.00	55807	<0.05
12	17600	42400	405330	819600	55808	Soil	Clay, orange-dark-brownish, massive clay, concretional <1%, steep slope.	0.80-1.00	55808	<0.05
12	17600	42375	405330	819575	55809	Soil	Clay, dark-orange-brownish, massive clay, concretional >1%, steep slope.	0.80-1.00	55809	<0.05
12	17600	42350	405330	819550	55810	Soil	Clay, orange-brownish, massive clay, concretional >1%, steep slope.	0.80-1.00	55810	<0.05
12	17600	42325	405330	819525	55811	Soil	Clay, orange-brownish, massive clay, concretional >1%, steep slope.	0.80-1.00	55811	<0.05
12	17600	42300	405330	819500	55812	Soil	Clay, orange-brownish, massive clay, concretional >1%, medium slope.	0.80-1.00	55812	<0.05
12	17600	42275	405330	819475	55813	Soil	Clay, orange-dark-brownish, silty, concretional >1%, concretional in surface, hill top.	0.80-1.00	55813	<0.05
12	17600	42250	405330	819450	55814	Soil	Clay, orange-brownish, silty, concretional >1%, hill top.	0.80-1.00	55814	<0.05
12	17600	42225	405330	819425	55815	Soil	Clay, orange-dark-brownish, silty with qtz fragments >1%, concretional >1%, medium slope.	0.80-1.00	55815	<0.05
12	17600	42200	405330	819400	55816	Soil	Clay, orange-brownish, massive clay, concretional >1%, medium slope.	0.80-1.00	55816	<0.05
12	17600	42175	405330	819375	55817	Soil	Clay, orange-brownish, silty, concretional >1%, qtz vein +/- 2cm, medium slope.	0.80-1.00	55817	<0.05
12	17600	42150	405330	819350	55818	Soil	Clay, orange-brownish, silty with qtz fragments <1%, concretional >1%, medium slope.	0.80-1.00	55818	<0.05
12	17600	42125	405330	819325	55819	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55819	<0.05
12	17600	42100	405330	819300	55820	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55820	<0.05
12	17600	42075	405330	819275	55821	Soil	Clay, orange-dark-brownish, pebly-silty, concretional >1%, medium slope.	0.80-1.00	55821	<0.05
12	17600	42050	405330	819250	55822	Soil	Clay, orange-brownish, pebly-silty, concretional <1%, medium slope.	0.80-1.00	55822	<0.05
12	17600	42025	405330	819225	55823	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55823	<0.05
12	17600	42000	405330	819200	55824	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55824	<0.05
12	17600	41975	405330	819175	55825	Soil	Clay, dark-orange-brownish, pebly-silty, concretional >1%, medium slope.	0.80-1.00	55825	<0.05
12	17600	41950	405330	819150	55826	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55826	<0.05
12	17600	41925	405330	819125	55827	Soil	Clay, dark-orange-brownish, silty, concretional >1%, laterite-concretional boulders, hill top.	0.80-1.00	55827	<0.05
12	17600	41900	405330	819100	55828	Soil	Clay, red-brownish, silty, concretional >1%, laterite-concretional boulders, medium slope.	0.80-1.00	55828	<0.05
13	17800	44800	405530	822000	55829	Soil	Clay, orange, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55829	<0.05
13	17800	44775	405530	821975	55830	Soil	Clay, orange, massive clay, concretional <1%, laterite and concretional in surface, medium slope.	0.80-1.00	55830	<0.05
13	17800	44750	405530	821950	55831	Soil	Clay, orange, massive clay, concretional <1%, laterite and concretional in surface, medium slope.	0.80-1.00	55831	<0.05
13	17800	44725	405530	821925	55832	Soil	Clay, red-orange-brownish, pisolites >1%, concretional >1%. Duricrust, laterite and concretional in surface, medium slope.	0.80-1.00	55832	<0.05
13	17800	44700	405530	821900	55833	Soil	Clay, red-brownish, massive clay, pisolites <1%, concretional <1%, laterite and concretional in surface, medium slope.	0.80-1.00	55833	<0.05
13	17800	44675	405530	821875	55834	Soil	Clay, red-brownish, massive clay, concretional >1%. Duricrust, medium slope.	0.80-1.00	55834	<0.05
13	17800	44650	405530	821850	55835	Soil	Clay, red-orange-brownish, pisolites <1%, concretional >1%. Duricrust, concretional in surface, medium slope.	0.80-1.00	55835	<0.05
13	17800	44625	405530	821825	55836	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%. Duricrust, medium slope.	0.80-1.00	55836	<0.05
13	17800	44600	405530	821800	55837	Soil	Clay, yellow-orange-brownish, silty, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	55837	<0.05
13	17800	44575	405530	821775	55838	Soil	Clay, orange-brownish, silty, concretional >1%. Duricrust, medium slope.	0.80-1.00	55838	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

13	17800	44550	405530	821750			No sample, Rufin creek.
13	17800	44525	405530	821725			No sample, Rufin creek.
13	17800	44500	405530	821700			No sample, Rufin creek.
13	17800	44475	405530	821675			No sample, Rufin creek.
13	17800	44450	405530	821650			No sample, Rufin creek.
13	17800	44425	405530	821625			No sample, Rufin creek.
13	17800	44400	405530	821600			No sample, Rufin creek.
13	17800	44375	405530	821575			No sample, Rufin creek.
13	17800	44350	405530	821550			No sample, Rufin creek.
13	17800	44325	405530	821525			No sample, Rufin creek.
13	17800	44300	405530	821500			No sample, Rufin creek.
13	17800	44275	405530	821475			No sample, Rufin creek.
13	17800	44250	405530	821450			No sample, Rufin creek.
13	17800	44225	405530	821425			No sample, Rufin creek.
13	17800	44200	405530	821400	55839	Soil	Clay, dark-brownish, massive clay, pisolite >1%, concretional >1%, concretional in surface, hill top.	0.80-1.00	55839	<0.05
13	17800	44175	405530	821375	55840	Soil	Clay, dark-brownish, massive clay, orange-brownish mottled, pisolite >1%, concretional >1%, hill top.	0.80-1.00	55840	<0.05
13	17800	44150	405530	821350	55841	Soil	Clay, dark-brownish, silty, pisolite >1%, concretional >1%, medium slope, creek +/- 5m to west.	0.80-1.00	55841	<0.05
13	17800	44125	405530	821325	55842	Soil	Clay, red-brownish, silty, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55842	<0.05
13	17800	44100	405530	821300	55843	Soil	Clay, orange-brownish, silty, pisolites >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55843	<0.05
13	17800	44075	405530	821275	55844	Soil	Clay, orange-dark-brownish, silty, pisolites >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55844	<0.05
13	17800	44050	405530	821250	55845	Soil	Clay, dark-brownish, pebly, pisolites <1%, concretional >1%, medium slope.	0.80-1.00	55845	<0.05
13	17800	44025	405530	821225	55846	Soil	Clay, orange, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55846	<0.05
13	17800	44000	405530	821200	55847	Soil	Clay, orange-dark-brownish, silty-pebly, pisolite <1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55847	<0.05
13	17800	43975	405530	821175	55848	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, medium slope.	0.80-1.00	55848	<0.05
13	17800	43950	405530	821150	55849	Soil	Clay, orange-dark-brownish, silty-pebly, concretional >1%, hill top.	0.80-1.00	55849	<0.05
13	17800	43925	405530	821125	55850	Soil	Clay, orange-dark-brownish, pebly, concretional <1%, hill top.	0.80-1.00	55850	<0.05
13	17800	43900	405530	821100	55851	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, laterite in surface, medium slope.	0.80-1.00	55851	<0.05
13	17800	43875	405530	821075	55852	Soil	Clay, orange-brownish, pebly, concretional >1%, laterite in surface, medium slope.	0.80-1.00	55852	<0.05
13	17800	43850	405530	821050	55853	Soil	Clay, orange-brownish, pebly, pisolites >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55853	<0.05
13	17800	43825	405530	821025	55854	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55854	<0.05
13	17800	43800	405530	821000	55855	Soil	Clay, orange-brownish, pebly-silty, concretional >1%, medium slope.	0.60-0.80	55855	<0.05
13	17800	43775	405530	820975	55856	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55856	<0.05
13	17800	43750	405530	820950	55857	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55857	<0.05
13	17800	43725	405530	820925	55858	Soil	Clay, orange-brownish, silty, pisolites >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55858	<0.05
13	17800	43700	405530	820900	55859	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	55859	0.05
13	17800	43675	405530	820875	55860	Soil	Clay, orange-brownish, massive clay, concretional <1%, concertional in surface, medium slope.	0.80-1.00	55860	<0.05
13	17800	43650	405530	820850	55861	Soil	Clay, orange-dark-brownish, massive clay, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	55861	<0.05
13	17800	43625	405530	820825	55862	Soil	Clay, orange-dark-brownish, massive clay, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	55862	<0.05
13	17800	43600	405530	820800	55863	Soil	Clay, dark-brownish, massive clay, pisolites <1%, concretional >1%, medium slope.	0.80-1.00	55863	<0.05
13	17800	43575	405530	820775	55864	Soil	Clay, dark-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55864	<0.05
13	17800	43550	405530	820750	55865	Soil	Clay, dark-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55865	<0.05
13	17800	43525	405530	820725	55866	Soil	Clay, dark-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55866	<0.05
13	17800	43500	405530	820700	55867	Soil	Clay, dark-brownish, massive clay, concretional >1%, medium slope.	0.80-1.00	55867	<0.05
13	17800	43475	405530	820675	55868	Soil	Clay, dark-brownish, massive clay, pisolite <1%, concretional <1%, medium slope.	0.80-1.00	55868	<0.05
13	17800	43450	405530	820650	55869	Soil	Clay, orange, massive clay, concretional >1%, medium slope.	0.80-1.00	55869	<0.05
13	17800	43425	405530	820625	55870	Soil	Clay, orange, silty, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	55870	<0.05
13	17800	43400	405530	820600	55871	Soil	Clay, orange, massive clay, concretional >1%, hill top.	0.80-1.00	55871	<0.05
13	17800	43375	405530	820575	55872	Soil	Clay, dark-orange-brownish, silty, concretional <1%, steep slope.	0.80-1.00	55872	0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

13	17800	43350	405530	820550	55873	Soil	Clay, dark-orange, massive clay with qtz fragments, yellow-brownish mottled, pisolites >1%, concretional >1%, medium slope, laterite boulders.	0.80-1.00	55873	<0.05
13	17800	43325	405530	820525	55874	Soil	Clay, red-orange-brownish, silty, concretional >1%, steep slope,+/- 3m small creek to west.	0.80-1.00	55874	<0.05
13	17800	43300	405530	820500	55875	Soil	Clay, dark-orange-brownish, silty, concretional <1%, laterite and concretional in surface, steep slope.	0.80-1.00	55875	<0.05
13	17800	43275	405530	820475	55876	Soil	Clay, dark-orange-brownish, silty, concretional >1%, concretional in surface, hill top, laterite boulders.	0.80-1.00	55876	0.05
13	17800	43250	405530	820450	55877	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55877	<0.05
13	17800	43225	405530	820425	55878	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55878	<0.05
13	17800	43200	405530	820400	55879	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55879	<0.05
13	17800	43175	405530	820375	55880	Soil	Clay, orange-brownish, pebly-silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55880	<0.05
13	17800	43150	405530	820350	55881	Soil	Clay, dark-brownish, pebly, concretional <1%, laterite and concretional in surface, medium slope.	0.80-1.00	55881	<0.05
13	17800	43125	405530	820325	55882	Soil	Clay, dark-orange-brownish, pebly, concretional <1%, medium slope.	0.80-1.00	55882	<0.05
13	17800	43100	405530	820300	55883	Soil	Clay, orange-dark-brownish, pebly, concretional <1%, medium slope.	0.80-1.00	55883	<0.05
13	17800	43075	405530	820275	55884	Soil	Clay, orange-dark-brownish, pebly, concretional <1%, medium slope.	0.80-1.00	55884	<0.05
13	17800	43050	405530	820250	55885	Soil	Clay, orange-dark-brownish, pebly, concretional <1%, medium slope.	0.80-1.00	55885	<0.05
13	17800	43025	405530	820225	55886	Soil	Clay, orange-brownish, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55886	<0.05
13	17800	43000	405530	820200	55887	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55887	<0.05
13	17800	42975	405530	820175	55888	Soil	Clay, orange-dark-brownish, pebly, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55888	<0.05
13	17800	42950	405530	820150	55889	Soil	Clay, orange-brownish, pebly, concretional >1%, hill top.	0.80-1.00	55889	<0.05
13	17800	42925	405530	820125	55890	Soil	Clay, orange-brownish, pebly, concretional <1%, hill top.	0.80-1.00	55890	<0.05
13	17800	42900	405530	820100	55891	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55891	<0.05
13	17800	42875	405530	820075	55892	Soil	Clay, orange-dark-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55892	<0.05
13	17800	42850	405530	820050	55893	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55893	<0.05
13	17800	42825	405530	820025	55894	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55894	<0.05
13	17800	42800	405530	820000	55895	Soil	Clay, orange-brownish, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55895	<0.05
13	17800	42775	405530	819975	55896	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55896	<0.05
13	17800	42750	405530	819950	55897	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55897	<0.05
13	17800	42725	405530	819925	55898	Soil	Clay, orange-brownish, silty, concretional <1%, medium slope.	0.80-1.00	55898	<0.05
13	17800	42700	405530	819900	55899	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55899	<0.05
13	17800	42675	405530	819875	55900	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, steep slope.	0.80-1.00	55900	<0.05
13	17800	42650	405530	819850	55901	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55901	<0.05
13	17800	42625	405530	819825	55902	Soil	Clay, orange-brownish, massive clay, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55902	<0.05
13	17800	42600	405530	819800	55903	Soil	Clay, orange-brownish, silty, concretional <1%, concretional in surface, steep slope.	0.80-1.00	55903	<0.05
13	17800	42575	405530	819775	55904	Soil	Clay, red-brownish, silty, concretional, laterite in surface, steep slope.	0.80-1.00	55904	<0.05
13	17800	42550	405530	819750	55905	Soil	Clay, red-brownish, silty, concretional <1%, steep slope.	0.80-1.00	55905	<0.05
13	17800	42525	405530	819725	55906	Soil	Clay, red-brownish, silty, qtz vein +/- 1cm , steep slope.	0.80-1.00	55906	<0.05
13	17800	42500	405530	819700	55907	Soil	Clay, red-brownish, silty, steep slope.	0.80-1.00	55907	<0.05
13	17800	42475	405530	819675	55908	Soil	Clay, red-brownish, massive clay, steep slope.	0.80-1.00	55908	<0.05
13	17800	42450	405530	819650	55909	Soil	Clay, red-brownish, massive clay, steep slope.	0.80-1.00	55909	<0.05
13	17800	42425	405530	819625			No sample, porknocker area.
13	17800	42400	405530	819600			No sample, porknocker area.
13	17800	42375	405530	819575	55910	Soil	Clay, orange-brownish, silty with qtz fragments >1%, concretional > 1%, qtz +/- 2cm, medium slope.	0.80-1.00	55910	<0.05
13	17800	42350	405530	819550	55911	Soil	Clay, orange-brownish, massive clay, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55911	<0.05
13	17800	42325	405530	819525	55912	Soil	Clay, orange-brownish, massive clay, concretional < 1%, steep slope.	0.80-1.00	55912	<0.05
13	17800	42300	405530	819500	55913	Soil	Clay, orange-brownish, massive clay, concretional > 1%, steep slope.	0.80-1.00	55913	<0.05
13	17800	42275	405530	819475	55914	Soil	Clay, orange-brownish, massive clay, concretional < 1%, steep slope.	0.80-1.00	55914	<0.05
13	17800	42250	405530	819450	55915	Soil	Clay, orange-brownish, massive clay, concretional < 1%, steep slope.	0.80-1.00	55915	<0.05
13	17800	42225	405530	819425	55916	Soil	Clay, orange-yellow-brownish, silty, concretional < 1%, medium slope, laterite boulders.	0.80-1.00	55916	<0.05
13	17800	42200	405530	819400	55917	Soil	Clay, orange-brownish, silty with qtz fragments < 1%, concretional > 1%, medium slope, laterite boulders, small creek +/- 5m east.	0.80-1.00	55917	<0.05
13	17800	42175	405530	819375	55918	Soil	Clay, orange-brownish, silty, concretional > 1%, concretional in surface, medium slope, laterite boulders.	0.80-1.00	55918	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

13	17800	42150	405530	819350	55919	Soil	Clay, orange-brownish, silty, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55919	<0.05
13	17800	42125	405530	819325	55920	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite in surface, medium slope.	0.80-1.00	55920	<0.05
13	17800	42100	405530	819300	55921	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite in surface, medium slope.	0.80-1.00	55921	<0.05
13	17800	42075	405530	819275	55922	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite in surface, steep slope.	0.80-1.00	55922	<0.05
13	17800	42050	405530	819250	55923	Soil	Clay, orange-red-brownish, silty, concretional > 1%, hill top, laterite boulders in surface.	0.80-1.00	55923	<0.05
13	17800	42025	405530	819225	55924	Soil	Clay, orange-brownish, silty with qtz fragments >1%, concretional > 1%, hill top, laterite boulders.	0.80-1.00	55924	<0.05
13	17800	42000	405530	819200	55925	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite and concretional in surface, medium slope.	0.80-1.00	55925	<0.05
13	17800	41975	405530	819175	55926	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite and concretional in surface, steep slope.	0.80-1.00	55926	<0.05
13	17800	41950	405530	819150	55927	Soil	Clay, orange-brownish, silty, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55927	<0.05
13	17800	41925	405530	819125	55928	Soil	Clay, dark-brownish, silty, concretional > 1%, laterite in surface, steep slope.	0.80-1.00	55928	0.06
13	17800	41900	405530	819100	55929	Soil	Clay, orange-brownish, silty, medium slope.	0.80-1.00	55929	<0.05
13	17800	43325	405530	820525	56454	Chip Rock	Qtz vein (white), dissagregated, fractured with oxide-Fe filling fractures.	Surface
13	17800	42200	405530	819400	56455	Chip Rock	Qtz vein (brownish), fractured with oxide-Fe filling fractures.	Surface	56455	<0.05
14	18000	44800	405730	822000	55930	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55930	0.05
14	18000	44775	405730	821975	55931	Soil	Clay, dark-brownish, massive clay, concretional >1%, laterite and concretional in surface, steep slope.	0.80-1.00	55931	<0.05
14	18000	44750	405730	821950	55932	Soil	Clay, dark-brownish, silty, concretional >1%, laterite and concretional in surface, medium slope.	0.80-1.00	55932	<0.05
14	18000	44725	405730	821925	55933	Soil	Clay, orange-brownish, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	55933	<0.05
14	18000	44700	405730	821900	55934	Soil	Clay, dark-brownish, massive clay, concretional <1%, medium slope.	0.80-1.00	55934	<0.05
14	18000	44675	405730	821875	55935	Soil	Clay, yellow-dark-brownish, massive clay, concretional >1%, concretional in surface, medium slope, small creek +/- 3m to west.	0.80-1.00	55935	<0.05
14	18000	44650	405730	821850	55936	Soil	Clay, yellow-dark-brownish, massive clay-sandy, concretional <1%, low slope.	0.80-1.00	55936	<0.05
14	18000	44625	405730	821825	55937	Soil	Clay, orange, massive clay, low slope.	0.80-1.00	55937	<0.05
14	18000	44600	405730	821800			No sample, porknocker area (Rufin creek)
14	18000	44575	405730	821775			No sample, porknocker area (Rufin creek)
14	18000	44550	405730	821750			No sample, porknocker area (Rufin creek)
14	18000	44525	405730	821725			No sample, porknocker area (Rufin creek)
14	18000	44500	405730	821700			No sample, porknocker area (Rufin creek)
14	18000	44475	405730	821675			No sample, porknocker area (Rufin creek)
14	18000	44450	405730	821650			No sample, porknocker area (Rufin creek)
14	18000	44425	405730	821625			No sample, porknocker area (Rufin creek)
14	18000	44400	405730	821600			No sample, porknocker area (Rufin creek)
14	18000	44375	405730	821575			No sample, porknocker area (Rufin creek)
14	18000	44350	405730	821550			No sample, porknocker area (Rufin creek)
14	18000	44325	405730	821525	55938	Soil	Clay, orage-brownish, massive clay, pisolites >1%, concretional > 1%, sample on the road, medium slope.	0.80-1.00	55938	0.14
14	18000	44300	405730	821500	55939	Soil	Clay, orage-dark-brownish, massive clay, pisolites >1%, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55939	<0.05
14	18000	44275	405730	821475	55940	Soil	Clay, orage-dark-brownish, silty, pisolites >1%, concretional > 1%, steep slope.	0.80-1.00	55940	<0.05
14	18000	44250	405730	821450	55941	Soil	Clay, dark-brownish, silty, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55941	<0.05
14	18000	44225	405730	821425	55942	Soil	Clay, dark-orange-brownish, silty, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55942	0.07
14	18000	44200	405730	821400	55943	Soil	Clay, orange-dark-brownish, silty, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55943	<0.05
14	18000	44175	405730	821375	55944	Soil	Clay, orange-dark-brownish, silty, pisolites > 1%, concretional > 1%, steep slope.	0.80-1.00	55944	<0.05
14	18000	44150	405730	821350	55945	Soil	Clay, orange-brownish, silty, pisolites < 1%, concretional > 1%, medium slope.	0.80-1.00	55945	<0.05
14	18000	44125	405730	821325	55946	Soil	Clay, orange-brownish, silty, concretional > 1%, medium slope.	0.80-1.00	55946	<0.05
14	18000	44100	405730	821300	55947	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite and concretional in surface, steep slope.	0.80-1.00	55947	<0.05
14	18000	44075	405730	821275	55948	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite in surface, medium slope.	0.80-1.00	55948	<0.05
14	18000	44050	405730	821250	55949	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite and concretional in surface, medium slope.	0.80-1.00	55949	<0.05
14	18000	44025	405730	821225	55950	Soil	Clay, orange-brownish, massive clay, concretional > 1%, laterite and concretional in surface, medium slope.	0.80-1.00	55950	<0.05
14	18000	44000	405730	821200	55951	Soil	Clay, orange-brownish, massive clay, concretional > 1%. Duricrust, laterite and concretional in surface, medium slope.	0.80-1.00	55951	<0.05
14	18000	43975	405730	821175	55952	Soil	Clay, orange-brownish, massive clay, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55952	<0.05
14	18000	43950	405730	821150	55953	Soil	Clay, dark-brownish, massive clay with qtz fragments <1%, concretional < 1%, concretional in surface, steep slope.	0.80-1.00	55953	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

14	18000	43925	405730	821125	55954	Soil	Clay, orange-brownish, silty, concretional > 1%, laterite and concretional in surface, steep slope.	0.80-1.00	55954	<0.05
14	18000	43900	405730	821100	55955	Soil	Clay, dark-orange-brownish, massive clay, pisolites >1%, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55955	<0.05
14	18000	43875	405730	821075	55956	Soil	Clay, red-brownish, massive clay, concretional > 1%, medium slope.	0.80-1.00	55956	<0.05
14	18000	43850	405730	821050	55957	Soil	Clay, orange-brownish, massive clay, concretional > 1%, steep slope.	0.80-1.00	55957	<0.05
14	18000	43825	405730	821025	55958	Soil	Clay, orange-brownish, massive clay, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55958	<0.05
14	18000	43800	405730	821000	55959	Soil	Clay, orange-brownish, massive clay, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55959	<0.05
14	18000	43775	405730	820975	55960	Soil	Clay, red-orange-brownish, massive clay, pisolites <1%, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55960	<0.05
14	18000	43750	405730	820950	55961	Soil	Clay, orange-brownish, massive clay, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55961	<0.05
14	18000	43725	405730	820925	55962	Soil	Clay, orange-brownish, silty, concretional in surface, steep slope.	0.80-1.00	55962	<0.05
14	18000	43700	405730	820900	55963	Soil	Clay, orange-brownish, silty, concretional in surface, steep slope, creek bed +/- 4m to south.	0.80-1.00	55963	<0.05
14	18000	43675	405730	820875	55964	Soil	Clay, red-brownish, silty, steep slope, creek bed +/- 5m to south.	0.80-1.00	55964	<0.05
14	18000	43650	405730	820850	55965	Soil	Clay, orange, silty, concretional > 1%. Duricrust, concretional in surface, steep slope, creek bed +/- 3m to east.	0.80-1.00	55965	<0.05
14	18000	43625	405730	820825	55966	Soil	Clay, orange-brownish, massive-clay, pisolites > 1%, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55966	<0.05
14	18000	43600	405730	820800	55967	Soil	Clay, orange-brownish, massive-clay, pisolites > 1%, concretional > 1%, concretional in surface, steep slope.	0.80-1.00	55967	<0.05
14	18000	43575	405730	820775	55968	Soil	Clay, orange-brownish, massive-clay, pisolites > 1%, concretional > 1%, concretional in surface, medium slope.	0.80-1.00	55968	<0.05
14	18000	43550	405730	820750	55969	Soil	Clay, orange-brownish, silty, pisolites > 1%, concretional > 1%, concretional in surface, hill top.	0.80-1.00	55969	<0.05
14	18000	43525	405730	820725	55970	Soil	Clay, orange-brownish, silty, pisolites > 1%, concretional > 1%, concretional in surface, hill top.	0.80-1.00	55970	<0.05
14	18000	43500	405730	820700	55971	Soil	Clay, orange-brownish, silty, pisolites < 1%, concretional > 1%, concretional in surface, hill top.	0.80-1.00	55971	<0.05
14	18000	43475	405730	820675	55972	Soil	Clay, orange-brownish, pebly-silty, concretional < 1%, concretional in surface, hill top.	0.80-1.00	55972	<0.05
14	18000	43450	405730	820650	55973	Soil	Clay, orange-dark-brownish, silty, hill top.	0.80-1.00	55973	<0.05
14	18000	43425	405730	820625	55974	Soil	Clay, dark-brownish, pebly-silty, medium slope.	0.80-1.00	55974	<0.05
14	18000	43400	405730	820600	55975	Soil	Clay, dark-brownish, silty, concretional in surface, medium slope.	0.80-1.00	55975	<0.05
14	18000	43375	405730	820575	55976	Soil	Clay, orange-brownish, silty, concretional <1%, laterite and concretional in surface, medium slope.	0.80-1.00	55976	<0.05
14	18000	43350	405730	820550	55977	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope, laterite and concretional boulders.	0.80-1.00	55977	<0.05
14	18000	43325	405730	820525	55978	Soil	Clay, red-brownish, silty, concretional >1%, steep slope, laterite boulders.	0.80-1.00	55978	<0.05
14	18000	43300	405730	820500	55979	Soil	Clay, red-brownish, silty, concretional >1%, steep slope, laterite boulders.	0.80-1.00	55979	<0.05
14	18000	43275	405730	820475	55980	Soil	Clay, red-brownish, pebly-silty, concretional >1%, steep slope, laterite boulders.	0.80-1.00	55980	<0.05
14	18000	43250	405730	820450	55981	Soil	Clay, dark-brownish, silty, concretional <1%, steep slope, laterite boulders.	0.80-1.00	55981	<0.05
14	18000	43225	405730	820425	55982	Soil	Clay, dark-brownish, silty, concretional >1%, steep slope, laterite boulders.	0.80-1.00	55982	To Follow
14	18000	43200	405730	820400	55983	Soil	Clay, dark-brownish, silty, concretional >1%, hill top, laterite boulders.	0.80-1.00	55983	<0.05
14	18000	43175	405730	820375	55984	Soil	Clay, dark-brownish, silty, concretional >1%, hill top.	0.80-1.00	55984	0.06
14	18000	43150	405730	820350	55985	Soil	Clay, dark-brownish, pebly-silty, concretional >1%, hill top.	0.80-1.00	55985	<0.05
14	18000	43125	405730	820325	55986	Soil	Clay, dark-orange-brownish, silty with qtz fragments <1%, concretional >1%, hill top.	0.80-1.00	55986	<0.05
14	18000	43100	405730	820300	55987	Soil	Clay, dark-orange-brownish, pebly-silty, concretional >1%, laterite in surface, hill top.	0.80-1.00	55987	<0.05
14	18000	43075	405730	820275	55988	Soil	Clay, dark-brownish, pebly-silty with qtz fragments <1%, concretional >1%, hill top.	0.80-1.00	55988	<0.05
14	18000	43050	405730	820250	55989	Soil	Clay, dark-brownish, silty, concretional >1%, laterite and concretional in surface, hill top.	0.80-1.00	55989	<0.05
14	18000	43025	405730	820225	55990	Soil	Clay, orange-dark-brownish, silty, concretional >1%, laterite and concretional in surface, hill top.	0.80-1.00	55990	<0.05
14	18000	43000	405730	820200	55991	Soil	Clay, orange-brownish, silty, concretional >1%, laterite in surface, medium slope.	0.80-1.00	55991	<0.05
14	18000	42975	405730	820175	55992	Soil	Clay, orange-brownish, silty, concretional >1%, concretional in surface, medium slope.	0.80-1.00	55992	<0.05
14	18000	42950	405730	820150	55993	Soil	Clay, orange-brownish, silty, concretional >1%, laterite and concretional in surface, medium slope.	0.80-1.00	55993	0.13
14	18000	42925	405730	820125	55994	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55994	<0.05
14	18000	42900	405730	820100	55995	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55995	<0.05
14	18000	42875	405730	820075	55996	Soil	Clay, orange-brownish, silty, concretional >1%, medium slope.	0.80-1.00	55996	<0.05
14	18000	42850	405730	820050	55997	Soil	Clay, orange-brownish, silty, concretional <1%, laterite in surface, steep slope.	0.80-1.00	55997	<0.05
14	18000	42825	405730	820025	55998	Soil	Clay, orange-brownish, silty, concretional <1%, steep slope.	0.80-1.00	55998	<0.05
14	18000	42800	405730	820000	55999	Soil	Clay, orange-brownish, massive clay, concretional <1%, steep slope.	0.80-1.00	55999	<0.05
14	18000	42775	405730	819975	56000	Soil	Clay, dark-brownish, massive clay, concretional <1%, laterite and concretional in surface, medium slope.	0.80-1.00	56000	<0.05
14	18000	42750	405730	819950	56001	Soil	Clay, dark-brownish, massive clay, concretional <1%, medium slope.	0.80-1.00	56001	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

14	18000	42725	405730	819925	56002	Soil	Clay, dark-brownish, massive clay, concretional <1%, medium slope.	0.80-1.00	56002	<0.05
14	18000	42700	405730	819900	56003	Soil	Clay, orange, silty, pisolites >1%, concretional <1%, medium slope.	0.80-1.00	56003	<0.05
14	18000	42675	405730	819875	56004	Soil	Clay, orange, silty, pisolites >1%, concretional <1%, medium slope.	0.80-1.00	56004	<0.05
14	18000	42650	405730	819850	56005	Soil	Clay, orange-brownish, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	56005	0.05
14	18000	42625	405730	819825	56006	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional >1%, concretional in surface, medium slope.	0.80-1.00	56006	<0.05
14	18000	42600	405730	819800	56007	Soil	Clay, dark-brownish, massive clay, pisolites >1%, concretional >1%, medium slope.	0.80-1.00	56007	<0.05
14	18000	42575	405730	819775	56008	Soil	Clay, orange-brownish, silty, concretional <1%, steep slope.	0.80-1.00	56008	<0.05
14	18000	42550	405730	819750	56009	Soil	Clay, orange-brownish, massive clay, pisolites >1%, concretional <1%, laterite and concretional in surface, steep slope.	0.80-1.00	56009	<0.05
14	18000	42525	405730	819725	56010	Soil	Clay, orange-brownish, massive clay, concretional >1%, laterite in surface, medium slope.	0.80-1.00	56010	<0.05
14	18000	42500	405730	819700	56011	Soil	Clay, orange-brownish, massive clay, concretional >1%, laterite and concretional in surface, medium slope.	0.80-1.00	56011	<0.05
14	18000	42475	405730	819675	56012	Soil	Clay, orange, massive clay with qtz fragments <1%, concretional >1%, qtz vein 1cm, steep slope.	0.80-1.00	56012	<0.05
14	18000	42450	405730	819650	56013	Soil	Clay, red-orange, massive clay with qtz fragments >1%, yellow-brownish mottled, concretional <1%, medium slope.	0.80-1.00	56013	<0.05
14	18000	42425	405730	819625			No sample, old porknocker area (creek)
14	18000	42400	405730	819600			No sample, old porknocker area (creek)
14	18000	42375	405730	819575	56014	Soil	Clay, red-brownish, silty, concretional <1%, qtz vein 1cm. Duricrust, steep slope.	0.80-1.00	56014	<0.05
14	18000	42350	405730	819550	56015	Soil	Clay, red-brownish, massive clay with qtz fragments <1%, concretional <1%, qtz vein 2cm, medium slope.	0.80-1.00	56015	<0.05
14	18000	42325	405730	819525	56016	Soil	Clay, red-brownish, massive clay, concretional <1%, hill top.	0.80-1.00	56016	<0.05
14	18000	42300	405730	819500	56017	Soil	Clay, orange-brownish, massive clay, concretional <1%, hill top.	0.80-1.00	56017	<0.05
14	18000	42275	405730	819475	56018	Soil	Clay, orange-brownish, massive clay, concretional >1%, qtz and laterite in surface, medium slope.	0.80-1.00	56018	<0.05
14	18000	42250	405730	819450	56019	Soil	Clay, red-brownish, massive clay, concretional <1%, concretional and laterite in surface, medium slope.	0.80-1.00	56019	<0.05
14	18000	42225	405730	819425	56020	Soil	Clay, orange-brownish, massive clay, concretional <1%, concretional in surface, medium slope.	0.80-1.00	56020	<0.05
14	18000	42200	405730	819400	56021	Soil	Clay, red-brownish, massive clay, concretional <1%. Duricrust and concretional in surface, steep slope.	0.80-1.00	56021	<0.05
14	18000	42175	405730	819375	56022	Soil	Clay, orange-brownish, massive clay, steep slope.	0.80-1.00	56022	<0.05
14	18000	42150	405730	819350	56023	Soil	Clay, orange-brownish, massive clay, steep slope.	0.80-1.00	56023	<0.05
14	18000	42125	405730	819325	56024	Soil	Clay, orange-brownish, massive clay, medium slope.	0.80-1.00	56024	<0.05
14	18000	42100	405730	819300	56025	Soil	Clay, orange-brownish, massive clay with qtz fragments <1%, qtz vein 1cm, medium slope.	0.80-1.00	56025	<0.05
14	18000	42075	405730	819275	56026	Soil	Clay, orange-brownish, massive clay, medium slope.	0.80-1.00	56026	<0.05
14	18000	42050	405730	819250	56027	Soil	Clay, orange-brownish, massive clay, medium slope.	0.80-1.00	56027	<0.05
14	18000	42025	405730	819225			No sample, porknocker area (creek).
14	18000	42000	405730	819200			No sample, porknocker area (creek).
14	18000	41975	405730	819175			No sample, porknocker area (creek).
14	18000	41950	405730	819150			No sample, porknocker area (creek).
14	18000	41925	405730	819125			No sample, porknocker area (creek).
14	18000	41900	405730	819100			No sample, porknocker area (creek).
14	18000	42575	405730	819775	56456	Chip Rock	Qtz vein (white), oxide-Fe filling fractures.	Surface	56456	<0.05
14	18000	42250	405730	819450	56457	Chip Rock	Qtz vein (white), oxide-Fe filling fractures.	Surface	56457	<0.05
1	15440	41500	403127	818711	3829	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3829	<0.05
1	15440	41475	403127	818687	3830	Soil	Duricritic laterite, clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3830	<0.05
1	15440	41450	403127	818662	3831	Soil	Massive clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3831	<0.05
1	15440	41425	403126	818638	3832	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3832	<0.05
1	15440	41400	403126	818614	3833	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3833	0.06
1	15440	41375	403126	818590	3834	Soil	Massive clay, red-orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3834	<0.05
1	15440	41350	403126	818565	3835	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolite. Duricrust, low slope.	0.80-1.00	3835	To Follow
1	15440	41325	403125	818541	3836	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolite, concretional, low slope.	0.80-1.00	3836	<0.05
1	15440	41300	403125	818517	3837	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3837	<0.05
1	15440	41275	403125	818492	3838	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3838	<0.05
1	15440	41250	403125	818468	3839	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3839	<0.05
1	15440	41225	403125	818444	3840	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3840	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

1	15440	41200	403124	818419	3841	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3841	<0.05
1	15440	41175	403124	818395	3842	Soil	Duricritic laterite, clay, orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3842	<0.05
1	15440	41150	403124	818371	3843	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3843	<0.05
1	15440	41125	403124	818346	3844	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3844	<0.05
1	15440	41100	403123	818322	3845	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3845	<0.05
1	15440	41075	403123	818298	3846	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3846	<0.05
1	15440	41050	403123	818274	3847	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3847	<0.05
1	15440	41025	403123	818249	3848	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3848	<0.05
1	15440	41000	403123	818225	3849	Soil	Duricritic laterite, clay, red-orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3849	<0.05
1	15440	40975	403122	818201	3850	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope, duricrust boulders.	0.80-1.00	3850	<0.05
1	15440	40950	403122	818176	3851	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, steep slope, duricrust boulders.	0.80-1.00	3851	<0.05
1	15440	40925	403122	818152	3852	Soil	Massive clay, yellow-brownish, white-pink-orange-brownish mottled, pisolite, concretional, kaolin. Duricrust, medium slope, laterite boulders.	0.80-1.00	3852	<0.05
1	15440	40900	403122	818128	3853	Soil	Massive clay, yellow-red-orange-brownish, white-pink-brownish mottled, pisolite, concretional, kaolin, medium slope, creek +/- 2m to east.	0.80-1.00	3853	<0.05
1	15440	40875	403122	818103	3854	Soil	Massive clay, orange-yellow-brownish, pink-white-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3854	<0.05
1	15440	40850	403121	818079	3855	Soil	Massive clay, orange-yellow-brownish, white-brownish mottled, pisolite, concretional. Duricrust, medium slope, laterite boulders.	0.80-1.00	3855	<0.05
1	15440	40825	403121	818055	3856	Soil	Massive clay, white-yellow-brownish, pinke-purple-orange-brownish mottled, pisolite, concretional. Duricrust, medium slope, creek +/- 4m to east.	0.80-1.00	3856	<0.05
1	15440	40800	403121	818031	3857	Soil	Massive clay, yellow-orange-brownish, red-yellow-brownish mottled. Duricrust, medium slope.	0.80-1.00	3857	<0.05
1	15440	40775	403121	818006	3858	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites. Duricrust, medium slope.	0.80-1.00	3858	<0.05
1	15440	40750	403120	817982	3859	Soil	Duricritic laterite, clay, orange-red-brownish, orange-yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3859	<0.05
1	15440	40725	403120	817958	3860	Soil	Massive clay, yellow-orange-brownish, red-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3860	<0.05
1	15440	40700	403120	817933			No sample, porknocker area, creek water at surface.
1	15440	40675	403120	817909			No sample, porknocker area, creek water at surface.
1	15440	40650	403120	817885	3861	Soil	Massive clay, yellow-brownish, blue-green-brownish mottled, probably chlorite minerals, low slope.	0.80-1.00	3861	<0.05
1	15440	40625	403119	817860	3862	Soil	Massive clay, yellow-orange-brownish, white-blue-green mottled, kaolin, probably chlorite minerals, low slope, porknocker camp.	0.80-1.00	3862	<0.05
1	15440	40600	403119	817836	3863	Soil	Massive clay with qtz fragments, yellow-orange-brownish, orange-brownish mottled, qtz vein in surface, low slope, porknocker camp.	0.80-1.00	3863	<0.05
1	15440	40575	403119	817812	3864	Soil	Massive clay, yellow-brownish, orange-brownish mottled, pisolite. Duricrust, medium slope.	0.80-1.00	3864	<0.05
1	15440	40550	403119	817788	3865	Soil	Massive clay, yellow-orange-brownish, white-red-brownish mottled, kaolin, probably chlorite minerals, low slope, station between two creeks (+/- 6m to east and +/-10m to we	0.80-1.00	3865	0.12
1	15440	40525	403118	817763	3866	Soil	Massive clay, white-yellow-brownish, light-green mottled, kaolin, probably chlorite minerals, low slope.	0.80-1.00	3866	0.06
1	15440	40500	403118	817739	3867	Soil	Massive clay, yellow-white-orange-brownish, light-green mottled, kaolin, probably chlorite minerals, low slope.	0.80-1.00	3867	<0.05
1	15440	40475	403118	817715	3868	Soil	Massive clay, yellow-white-brownish, orange-brownish mottled, kaolin, medium slope.	0.80-1.00	3868	<0.05
1	15440	40450	403118	817690	3869	Soil	Massive clay, yellow-red-brownish, white-pink mottled, medium slope.	0.80-1.00	3869	<0.05
1	15440	40425	403118	817666	3870	Soil	Massive clay, yellow-orange-brownish, yellow-red-brownish mottled, medium slope.	0.80-1.00	3870	<0.05
1	15440	40400	403117	817642	3871	Soil	Massive clay, yellow-orange-brownish, pink-white-yellow-brownish mottled, medium slope.	0.80-1.00	3871	<0.05
1	15440	40375	403117	817617	3872	Soil	Massive clay, yellow-orange-brownish, light-green mottled, probably chlorite minerals, steep slope.	0.80-1.00	3872	<0.05
1	15440	40350	403117	817593	3873	Soil	Massive clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional, medium slope.	0.80-1.00	3873	<0.05
1	15440	40325	403117	817569	3874	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3874	<0.05
1	15440	40300	403116	817545	3875	Soil	Massive clay, clay, orange-red-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3875	<0.05
1	15440	40275	403116	817520	3876	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3876	<0.05
1	15440	40250	403116	817496	3877	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3877	<0.05
1	15440	40225	403116	817472	3878	Soil	Massive clay, mottled, concretional. Duricrust, medium slope.	0.80-1.00	3878	<0.05
1	15440	40200	403116	817447	3879	Soil	Massive clay, yellow-red-brownish, orange-red-brownish mottled, pisolites, concretional, low slope.	0.80-1.00	3879	0.72
1	15440	40175	403115	817423	3880	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolites, concretional, sleep slope.	0.80-1.00	3880	0.05
1	15440	40150	403115	817399	3881	Soil	Massive clay, orange-brownish, yellow-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3881	<0.05
1	15440	40125	403115	817374	3882	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3882	0.05
1	15440	40100	403115	817350	3883	Soil	Massive clay with qtz fragments, orange-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3883	<0.05
1	15440	40075	403114	817326	3884	Soil	Duricritic laterite, orange-yellow-brownish, brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3884	0.07
1	15440	40050	403114	817302	3885	Soil	Massive clay, orange-yellow-brownish, purple-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3885	<0.05
1	15440	40025	403114	817277	3886	Soil	Massive clay, red-orange-brownish, yellow-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3886	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

1	15440	40000	403114	817253	3887	Soil	Massive clay, yellow-brownish, red-brownish mottled, concretional, qtz vein in surface, medium slope.	0.80-1.00	3887	<0.05
1	15440	39975	403114	817229	3888	Soil	Massive clay, mottled, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3888	0.06
1	15440	39950	403113	817204			Porknocker area, contaminated area, removed material.
1	15440	39925	403113	817180			Porknocker area, contaminated area, removed material.
1	15440	39900	403113	817156	3889	Soil	Massive clay, mottled, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3889	0.06
1	15440	39875	403113	817131	3890	Soil	Massive clay, yellow, light-brownish mottled, concretional, low slope, small creek +/- 4m to north-west.	0.80-1.00	3890	0.05
1	15440	39850	403112	817107	3891	Soil	Massive clay, yellow-red-brownish, orange-brownish mottled, concretional, low slope, small creek +/- 4m to north-west.	0.80-1.00	3891	0.08
1	15440	39825	403112	817083	3892	Soil	Massive clay, yellow, light-brownish mottled, concretional, low slope, old porknocker area.	0.80-1.00	3892	<0.05
1	15440	39800	403112	817059	3893	Soil	Massive clay, yellow-red-brownish, orange-brownish mottled, concretional. Duricrust, low slope, old porknocker activities.	0.80-1.00	3893	<0.05
1	15440	39775	403112	817034	3894	Soil	Massive clay, red-brownish, orange-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3894	<0.05
1	15440	39750	403112	817010	3895	Soil	Massive clay, orange-brownish, light-brownish mottled, concretional, medium slope, qtz outcrop.	0.80-1.00	3895	0.07
1	15440	39725	403111	816986	3896	Soil	Massive clay, purple-dark-brownish, red-brownish mottled, concretional, sleep slope, qtz outcrop.	0.80-1.00	3896	<0.05
1	15440	39700	403111	816961	3897	Soil	Massive clay, red-yellow-brownish, brown mottled, concretional, sleep slope, qtz outcrop.	0.80-1.00	3897	<0.05
1	15440	39675	403111	816937	3898	Soil	Massive clay, yellow, light-brown mottled, concretional, hill top.	0.80-1.00	3898	<0.05
1	15440	39650	403111	816913	3899	Soil	Massive clay, yellow, red-brownish mottled, concretional, sleep slope.	0.80-1.00	3899	0.07
1	15440	39625	403111	816888	3900	Soil	Massive clay, red-brownish, pink-orange-brownish mottled, concretional, medium slope, old porknocker activities.	0.80-1.00	3900	<0.05
1	15440	39600	403110	816864	3901	Soil	Massive clay, yellow, light-brownish mottled, pisolites, concretional, low slope, creek +/- 7m west.	0.80-1.00
1	15440	39575	403110	816840	3902	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00
1	15440	39550	403110	816816	3903	Soil	Massive clay, yellow-brownish, orange-brownish mottled, concretional, smaal qtz vein in surface, low slope.	0.80-1.00
1	15440	39525	403110	816791	3904	Soil	Massive clay, red-brownish, yellow-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00
1	15440	39500	403109	816767	3905	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, qtz vein in surface, medium slope.	0.80-1.00
1	15440	39475	403109	816743	3906	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, laterite. Duricrust, medium slope.	0.80-1.00
1	15440	39450	403109	816718	3907	Soil	Massive clay, yellow, light-orange-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00
1	15440	39425	403109	816694	3908	Soil	Massive clay, orange-brownish, yellow-brownish mottled, concretional, medium slope, creek +/- 10m west, old porknocker area, qtz boulders (removed materials).	0.80-1.00
1	15440	39400	403109	816670	3909	Soil	Massive clay, orange-brownish, purple-brownish mottled, concretional, pink minerals probably feldspar, low slope, laterite boulders.	0.80-1.00
1	15440	39375	403108	816645	3910	Soil	Massive clay, purple-light-brownish, pink mottled, concretional. Duricrust, sleep slope.	0.80-1.00
1	15440	39350	403108	816621	3911	Soil	Massive clay, yellow-light-brownish, purple mottled, concretional, medium slope, laterite outcrop.	0.80-1.00
1	15440	39325	403108	816597	3912	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional. Duricrust, qtz vein in surface, medium slope, small creek +/- 10m east.	0.80-1.00
1	15440	39300	403108	816573	3913	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, qtz vein (small) in surface, medium slope.	0.80-1.00
1	15440	39275	403107	816548	3914	Soil	Massive clay, orange-brownish, red-brownish mottled, concretional, qtz vein in surface, hill top, qtz boulders, old road.	0.80-1.00
1	15440	39250	403107	816524	3915	Soil	Massive clay, orange-brownish, yellow-brownish mottled, concretional. Duricrust, hill top.	0.80-1.00
1	15440	39225	403107	816500	3916	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, qtz vein (small) in surface, hill top.	0.80-1.00
1	15440	39200	403107	816475	3917	Soil	Massive clay, yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, qtz vein (small) in surface, low slope, qtz outcrop.	0.80-1.00
1	15440	39175	403107	816451	3918	Soil	Massive clay, yellow-brownish, light-brownish mottled, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3918	0.06
1	15440	39150	403106	816427	3919	Soil	Massive clay, red-brownish, light-brownish mottled, pisolites, concretional, medium slope, qtz outcrop.	0.80-1.00	3919	0.09

1	15440	39125	403106	816402	3920	Soil	Massive clay, yellow-light-brownish, orange-brownish mottled, concretional. Duricrust, qtz vein in surface, medium slope, old porknocker activities.	0.80-1.00	3920	0.12
1	15440	39100	403106	816378	3921	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, sleep slope, qtz outcrop.	0.80-1.00	3921	0.05
1	15440	39075	403106	816354	3922	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, medium slope, +/- 10m west qtz boulders.	0.80-1.00	3922	<0.05
1	15440	39050	403105	816330	3923	Soil	Massive clay, pink, light-brownish mottled, concretional, medium slope.	0.80-1.00	3923	<0.05
1	15440	39025	403105	816305	3924	Soil	Massive clay, mottled, concretional, qtz vein in surface, medium slope, creek +/- 20 north-west.	0.80-1.00	3924	<0.05
1	15440	39000	403105	816281	3925	Soil	Massive clay, red-brownish, orange-brownish mottled, concretional, medium slope.	0.80-1.00	3925	<0.05
1	15440	40500	403118	817739	3947	Chip Rock	Qtz vein (blue-black) with oxide-Fe filling fractures.	Surface	3947	<0.05
1	15440	40110	403115	817360	3948	Chip Rock	Qtz vein (blue-black) with oxide-Fe filling fractures.	Surface	3948	<0.05
1	15440	39860	403112	817117	3949	Chip Rock	Qtz vein (blue-black), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3949	<0.05
1	15440	39730	403111	816991	3950	Chip Rock	Qtz vein (black-white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3950	<0.05
1	15440	39300	403108	816573	3951	Chip Rock	Qtz vein (black-white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3951	<0.05
1	15440	39210	403107	816485	3952	Chip Rock	Qtz vein (black-yellow-red), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3952	<0.05
1	15440	39070	403106	816446	3953	Chip Rock	Qtz vein (black-yellow-red), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3953	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

2	15600	41400	403331.75	818620	3733	Soil	Duricritic laterite, clay, orange-yellow-brownish, dark-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3733	0.06
2	15600	41375	403331	818596	3734	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3734	0.05
2	15600	41350	403331	818571	3735	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3735	0.06
2	15600	41325	403331	818547	3736	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3736	<0.05
2	15600	41300	403331	818522	3737	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3737	<0.05
2	15600	41275	403330	818498	3738	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3738	<0.05
2	15600	41250	403330	818473	3739	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3739	<0.05
2	15600	41225	403330	818449	3740	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3740	<0.05
2	15600	41200	403330	818425	3741	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3741	<0.05
2	15600	41175	403329	818400	3742	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3742	<0.05
2	15600	41150	403329	818376	3743	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3743	<0.05
2	15600	41125	403329	818351	3744	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3744	<0.05
2	15600	41100	403329	818327	3745	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3745	<0.05
2	15600	41075	403328	818302	3746	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3746	<0.05
2	15600	41050	403328	818278	3747	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3747	<0.05
2	15600	41025	403328	818254	3748	Soil	Duricritic laterite, clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3748	<0.05
2	15600	41000	403328	818229	3749	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3749	<0.05
2	15600	40975	403327	818205	3750	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3750	<0.05
2	15600	40950	403327	818180	3751	Soil	Clay, orange-yellow-brownish, green-brownish mottled, concretional. Duricrust, low slope.	0.80-1.00	3751	<0.05
2	15600	40925	403327	818156	3752	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, low slope.	0.80-1.00	3752	<0.05
2	15600	40900	403327	818131	3753	Soil	Duricritic laterite, clay with qtz fragments, orange-red-brownish, white-yellow-brownish mottled, pisolites, concretional, qtz vein in surface, low slope.	0.80-1.00	3753	<0.05
2	15600	40875	403326	818107	3754	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, low slope.	0.80-1.00	3754	<0.05
2	15600	40850	403326	818083	3755	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3755	<0.05
2	15600	40825	403326	818058	3756	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, steep slope.	0.80-1.00	3756	<0.05
2	15600	40800	403326	818034	3757	Soil	Duricritic laterite, clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional, steep slope.	0.80-1.00	3757	<0.05
2	15600	40775	403325	818009	3758	Soil	Massive clay, yellow-brownish , orange-red-brownish mottled, steep slope.	0.80-1.00	3758	<0.05
2	15600	40750	403325	817985	3759	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, pisolites, concretional. Duricrust, steep slope.	0.80-1.00	3759	<0.05
2	15600	40725	403325	817960	3760	Soil	Massive clay, yellow-purple-white-pink, yellow-orange-brownish mottled, steep slope.	0.80-1.00	3760	<0.05
2	15600	40700	403324	817936	3761	Soil	Duricritic laterite, clay with qtz fragments, orange-yellow-brownish, white-red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3761	<0.05
2	15600	40675	403324	817912	3762	Soil	Massive clay with qtz fragments, green-yellow-brownish, white mottled, concretional, qtz vein in surface, qtz and laterite boulders, steep slope.	0.80-1.00	3762	<0.05
2	15600	40650	403324	817887	3763	Soil	Clay with qtz fragments, duricritic laterite , yellow-orange-brownish, white-red-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, low slope, creek +/- 1m ea	0.80-1.00	3763	<0.05
2	15600	40625	403324	817863	3764	Soil	Massive clay yellow-orange-brownish, yellow-brownish mottled, pisolite, concretional, steep slope.	0.80-1.00	3764	<0.05
2	15600	40600	403323	817838	3765	Soil	Massive clay with qtz fragments, orange-brownish, brown mottled, pisolite, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3765	<0.05
2	15600	40575	403323	817814	3766	Soil	Massive clay, orange-green-brownish, brown mottled, pisolite, concretional, steep slope.	0.80-1.00	3766	<0.05
2	15600	40550	403323	817789	3767	Soil	Massive clay, orange-brownish, brown mottled, pisolite, concretional, hill top.	0.80-1.00	3767	<0.05
2	15600	40525	403323	817765	3768	Soil	Massive clay with qtz fragments, pink-orange-brownish, yellow-brown mottled, pisolites, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3768	<0.05
2	15600	40500	403322	817741	3769	Soil	Massive clay with qtz fragments, black-yellow-brownish, orange-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, steep slope, creek +/-10m west.	0.80-1.00	3769	<0.05
2	15600	40475	403322	817716	3770	Soil	Duricritic laterite, clay, red-yellow-brownish, orange-green-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3770	<0.05
2	15600	40450	403322	817692	3771	Soil	Massive clay, white-yellow-brownish, orange-brownish mottled, probably chlorite minerals, medium slope.	0.80-1.00	3771	<0.05
2	15600	40425	403322	817667	3772	Soil	Duricritic laterite, clay with qtz fragments, white-yellow-brownish, orange-green-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3772	<0.05
2	15600	40400	403321	817643	3773	Soil	Duricritic laterite, clay with qtz fragments, white-yellow-brownish, orange-red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3773	<0.05
2	15600	40375	403321	817618	3774	Soil	Duricritic laterite, clay with qtz fragments, white-yellow-brownish, orange-red-brownish mottled, pisolites. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3774	<0.05
2	15600	40350	403321	817594	3775	Soil	Duricritic laterite, clay with qtz fragments, white-yellow-brownish, orange-red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surfac, medium slope.	0.80-1.00	3775	<0.05
2	15600	40325	403321	817570	3776	Soil	Massive clay, orange-yellow-brownish, red-brownish mottled, pisolites, concretional. Duricrust, medium slope.	0.80-1.00	3776	<0.05
2	15600	40300	403320	817545	3777	Soil	Duricritic laterite, clay with qtz fragments, orange-red-brownish, white-yellow-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3777	<0.05
2	15600	40275	403320	817521	3778	Soil	Duricritic laterite, clay with qtz fragments, orange-yellow-brownish, white-red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3778	<0.05
2	15600	40250	403320	817496	3779	Soil	Massive clay, white-yellow-pink, orange-yellow-brownish mottled, steep slope.	0.80-1.00	3779	<0.05
2	15600	40225	403320	817472	3780	Soil	Massive clay, white-yellow-pink, orange-yellow-brownish mottled, steep slope, creek +/- 20m to west.	0.80-1.00	3780	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

2	15600	40200	403319	817447	3781	Soil	Massive clay, white-yellow-pink, yellow-brownish mottled, concretional. Duricrust, low slope.	0.80-1.00	3781	<0.05
2	15600	40175	403319	817423	3782	Soil	Massive clay, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3782	<0.05
2	15600	40150	403319	817399	3783	Soil	Massive clay with qtz fragments, yellow-brownish, green-brownish mottled, pisolite, concretional, qtz vein in surface, medium slope.	0.80-1.00	3783	<0.05
2	15600	40125	403318	817374	3784	Soil	Massive clay, red-yellow-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3784	0.06
2	15600	40100	403318	817350	3785	Soil	Massive clay, orange-brownish, brown mottled, pisolite, concretional, medium slope.	0.80-1.00	3785	<0.05
2	15600	40075	403318	817325	3786	Soil	Massive clay, yellow-orange-brownish, white-yellow-brownish mottled, pisolite, concretional, hill top.	0.80-1.00	3786	<0.05
2	15600	40050	403318	817301	3787	Soil	Massive clay, orange-yellow-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3787	<0.05
2	15600	40025	403317	817277	3788	Soil	Massive clay, white-yellow-orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3788	0.16
2	15600	40000	403317	817252	3789	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope, laterite boulders..	0.80-1.00	3789	0.06
2	15600	39975	403317	817228	3790	Soil	Massive clay, orange-yellow-brownish, yellow-red-brownish mottled, pisolite, concretional, low slope, creek +/- 10m west.	0.80-1.00	3790	<0.05
2	15600	39950	403317	817203			No sample, two creek paralels, water in hole.
2	15600	39925	403316	817179	3791	Soil	Massive clay with qtz fragments, white-yellow-brownish, red-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3791	<0.05
2	15600	39900	403316	817154	3792	Soil	Massive clay, yellow-orange-brownish, yellow mottled, medium slope.	0.80-1.00	3792	<0.05
2	15600	39875	403316	817130	3793	Soil	Massive clay, purple-yellow-brownish, orange-brownish mottled, low slope.	0.80-1.00	3793	<0.05
2	15600	39850	403316	817106	3794	Soil	Massive clay, orange-yellow-brownish, purple-yellow mottled, medium slope.	0.80-1.00	3794	0.11
2	15600	39825	403315	817081	3795	Soil	Massive clay, orange-brownish, purple-yellow mottled, concretional. Duricrust, medium slope, qtz boulders.	0.80-1.00	3795	<0.05
2	15600	39800	403315	817057	3796	Soil	Massive clay with qtz fragments, brown, purple-yellow-white mottled, qtz vein in surface, medium slope, qtz boulders.	0.80-1.00	3796	<0.05
2	15600	39775	403315	817032	3797	Soil	Massive clay with qtz fragments, yellow-orange-brownish, purple-white-yellow mottled, qtz vein in surface, medium slope, qtz boulders.	0.80-1.00	3797	<0.05
2	15600	39750	403315	817008	3798	Soil	Massive clay, white-yellow-brownish, purple-yellow mottled, medium slope.	0.80-1.00	3798	<0.05
2	15600	39725	403314	816983	3799	Soil	Massive clay, orange-yellow-brownish, red- brownish mottled, medium slope.	0.80-1.00	3799	<0.05
2	15600	39700	403314	816959	3800	Soil	Massive clay, orange-brownish, medium slope.	0.80-1.00	3800	<0.05
2	15600	39675	403314	816935	3801	Soil	Massive clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3801	<0.05
2	15600	39650	403314	816910	3802	Soil	Massive clay, orange-brownish, yellow-brownish mottled, steep slope.	0.80-1.00	3802	<0.05
2	15600	39625	403313	816886	3803	Soil	Massive clay, orange-brownish, yellow-brownish mottled, hill top.	0.80-1.00	3803	<0.05
2	15600	39600	403313	816861	3804	Soil	Massive clay with qtz fragments, orange-yellow-brownish, red-brownish mottled, concretional. Duricrust, qtz vein in surface, hill top.	0.80-1.00	3804	<0.05
2	15600	39575	403313	816837	3805	Soil	Massive clay with qtz fragments, orange-brownish, yellow-brownish mottled. Duricrust, qtz vein in surface, hill top.	0.80-1.00	3805	<0.05
2	15600	39550	403312	816812	3806	Soil	Massive clay, orange-yellow-brownish, purple-yellow mottled, concretional. Duricrust, medium slope.	0.80-1.00	3806	<0.05
2	15600	39525	403312	816788	3807	Soil	Massive clay, orange-brownish, purple-yellow mottled, medium slope.	0.80-1.00	3807	0.10
2	15600	39500	403312	816764	3808	Soil	Massive clay, orange-yellow-brownish, red-brownish mottled, medium slope.	0.80-1.00	3808	<0.05
2	15600	39475	403312	816739	3809	Soil	Massive clay, red-yellow-brownish, gray-red-brownish mottled, pisolite, concretional, medium slope.	0.80-1.00	3809	<0.05
2	15600	39450	403311	816715	3810	Soil	Massive clay with qtz fragments, white-orange-brownish, yellow-green-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3810	<0.05
2	15600	39425	403311	816690	3811	Soil	Massive clay with qtz fragments, white-orange-brownish, yellow-red-brownish mottled, pisolite. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3811	<0.05
2	15600	39400	403311	816666	3812	Soil	Massive clay with qtz fragments, white-black-orange-brownish, yellow-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3812	<0.05
2	15600	39375	403311	816641	3813	Soil	Massive clay, black-orange-yellow-brownish, red-brownish mottled, concretional. Duricrust, medium slope.	0.80-1.00	3813	<0.05
2	15600	39350	403310	816617	3814	Soil	Massive clay, yellow-red-brownish, purple-orange-brownish mottled, concretional. Duricrust, steep slope.	0.80-1.00	3814	<0.05
2	15600	39325	403310	816593	3815	Soil	Massive clay, yellow-red-brownish, orange-brownish- mottled, concretional. Duricrust, low slope.	0.80-1.00	3815	<0.05
2	15600	39300	403310	816568	3816	Soil	Massive clay with qtz fragments, orange-brownish, white-yellow-brownish mottled, concretional. Duricrust, qtz vein in surface, medium slope, qtz boulders.	0.80-1.00	3816	<0.05
2	15600	39275	403310	816544	3817	Soil	Massive clay with qtz fragments, orange-brownish, white-yellow-brownish mottled, pisolite. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3817	<0.05
2	15600	39250	403309	816519	3818	Soil	Massive clay with qtz fragments, orange-brownish, yellow-brownish mottled, qtz vein in surface, low slope, creek +/- 2m to west.	0.80-1.00	3818	<0.05
2	15600	39225	403309	816495	3819	Soil	Massive clay with qtz fragments, orange-brownish, white-yellow-brownish mottled, qtz vein in surface, low slope, qtz boulders.	0.80-1.00	3819	<0.05
2	15600	39200	403309	816470	3820	Soil	Massive clay, orange-brownish, red-brownish mottled, low slope, qtz boulders.	0.80-1.00	3820	<0.05
2	15600	39175	403309	816446	3821	Soil	Massive clay, orange-red-brownish, purple-yellow-brownish mottled, steep slope, qtz boulders.	0.80-1.00	3821	<0.05
2	15600	39150	403308	816422	3822	Soil	Massive clay, yellow-red-brownish, white-yellow-orange-brownish mottled, steep slope.	0.80-1.00	3822	<0.05
2	15600	39125	403308	816397	3823	Soil	Massive clay with qtz fragments, white-yellow-brownish, orange-yellow-brownish mottled, qtz vein in surface, medium slope, qtz boulders.	0.80-1.00	3823	<0.05
2	15600	39100	403308	816373	3824	Soil	Massive clay with qtz fragments, orange-brownish, yellow-red-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3824	<0.05
2	15600	39075	403308	816348	3825	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope, qtz boulders.	0.80-1.00	3825	0.05
2	15600	39050	403307	816324	3826	Soil	Massive clay with qtz fragments, orange-yellow-brownish, yellow-white mottled, pisolites, concretional. Duricrust, qtz vein in surface, medium slope, qtz boulders.	0.80-1.00	3826	0.05
2	15600	39025	403307	816299	3827	Soil	Massive clay with qtz fragments, orange-yellow-brownish, red-brownish mottled, pisolites, concretional, qtz vein in surface, medium slope, qtz boulders.	0.80-1.00	3827	0.21

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

2	15600	39000	403306.75	816275	3828	Soil	Massive clay with qtz fragments, white-yellow-orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3828	<0.05
2	15600	40685	403324	817922	3940	Chip Rock	Qtz vein (white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3940	<0.05
2	15600	40490	403322	817731	3941	Chip Rock	Qtz vein (smoke), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3941	<0.05
2	15600	40210	403319	817457	3942	Chip Rock	Qtz vein (smoke), dissagregated, fractured with oxide-Fe filling fractures.	Surface
2	15600	39925	403316	817179	3943	Chip Rock	Qtz vein white-yellow.	Surface
2	15600	39750	403315	817008	3944	Chip Rock	Qtz vein white-yellow.	Surface
2	15600	39400	403311	816666	3945	Chip Rock	Qtz vein (smoke-blue), dissagregated, fractured with oxide-Fe filling fractures, probably chlorite minerals.	Surface	3945	<0.05
2	15600	39245	403309	816514	3946	Chip Rock	Qtz vein (smoke), dissagregated, fractured with oxide-Fe filling fractures, probably carbonate minerals.	Surface	3946	<0.05
	15800	41500	403536.5	818720			No sample, porknocker area, water in surface contaminated.
3	15800	41475	403536	818695	3639	Soil	Massive clay with qtz fragments, yellow-brownish, orange-brownish mottled, qtz vein in surface, medium slope, laterite boulders.	0.80-1.00	3639	<0.05
3	15800	41450	403536	818671	3640	Soil	Duricritic laterite, clay, red-yellow-brownish, white-orange-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3640	To Follow
3	15800	41425	403536	818646	3641	Soil	Duricritic laterite, clay, white-yellow-brownish, orange-red-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3641	0.05
3	15800	41400	403535	818622	3642	Soil	Massive clay, yellow-brownish, brown mottled, pisolites, hill top.	0.80-1.00	3642	0.05
3	15800	41375	403535	818597	3643	Soil	Massive clay, yellow-brownish, brown mottled, pisolites, concretional, low slope.	0.80-1.00	3643	0.14
3	15800	41350	403535	818573	3644	Soil	Massive clay, yellow-brownish, brown mottled, pisolites, concretional, medium slope.	0.80-1.00	3644	0.06
3	15800	41325	403535	818548	3645	Soil	Massive clay, yellow-brownish, brown mottled. Duricrust, medium slope.	0.80-1.00	3645	To Follow
3	15800	41300	403534	818524	3646	Soil	Duricritic laterite, yellow-red-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3646	0.10
3	15800	41275	403534	818499	3647	Soil	Duricritic laterite, yellow-red-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, steep slope, laterite boulders.	0.80-1.00	3647	<0.05
3	15800	41250	403534	818475	3648	Soil	Duricritic laterite with qtz fragments, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, hill top.	0.80-1.00	3648	<0.05
3	15800	41225	403533	818450	3649	Soil	Duricritic laterite with qtz fragments, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3649	To Follow
3	15800	41200	403533	818426	3650	Soil	Duricritic laterite, yellow-orange-brownish, red-brownish mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3650	<0.05
3	15800	41175	403533	818401	3651	Soil	Duricritic laterite, orange-yellow-brownish, brown mottled, pisolite, concretional. Duricrust, low slope.	0.00-0.60	3651	<0.05
3	15800	41150	403533	818377	3652	Soil	Duricritic laterite with qtz fragments, orange-red-brownish, with-dark-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3652	0.07
3	15800	41125	403532	818352	3653	Soil	Duricritic laterite with qtz fragments, orange-red-brownish, with-dark-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, low slope.	0.60-0.80	3653	<0.05
3	15800	41100	403532	818328	3654	Soil	Duricritic laterite, orange-red-brownish, brown mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3654	To Follow
3	15800	41075	403532	818303	3655	Soil	Duricritic laterite, orange-brownish, red-gray-brownish mottled, pisolite, concretional. Duricrust, medium slope, road.	0.80-1.00	3655	0.10
3	15800	41050	403531	818279	3656	Soil	Duricritic laterite with qtz fragments, orange-red-brownish, brown-grayish mottled, pisolite, concretional. Duricrust, qtz vein in surface, low slope, laterite boulders.	0.80-1.00	3656	<0.05
3	15800	41025	403531	818254	3657	Soil	Duricritic laterite, orange- red-brownish, brown mottled, pisolite, concretional. Duricrust, low slope.	0.80-1.00	3657	<0.05
3	15800	41000	403531	818230	3658	Soil	Duricritic laterite with qtz fragments, orange- red-brownish, brown mottled, pisolite. Duricrust, qtz vein in surface, low slope.	0.80-1.00	3658	To Follow
3	15800	40975	403531	818205			No sample, porknocker area, soil contaminated, water in surface contaminated.
3	15800	40950	403530	818181			No sample, porknocker area, soil contaminated, water in surface contaminated.
3	15800	40925	403530	818156			No sample, porknocker area, soil contaminated, water in surface contaminated.
3	15800	40900	403530	818132			No sample, porknocker area, soil contaminated, water in surface contaminated.
3	15800	40875	403529	818107			No sample, porknocker area, soil contaminated, water in surface contaminated.
3	15800	40850	403529	818083			No sample, porknocker area, soil contaminated, water in surface contaminated.
3	15800	40825	403529	818058	3659	Soil	Duricritic laterite, orange- red-brownish, brown mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3659	<0.05
3	15800	40800	403529	818034	3660	Soil	Massive clay, yellow-brownish, orange-brownish mottled, pisolite, concretional, medium slope.	0.80-1.00	3660	<0.05
3	15800	40775	403528	818009	3661	Soil	Duricritic laterite, yellow-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3661	<0.05
3	15800	40750	403528	817985	3662	Soil	Duricritic laterite, yellow-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3662	<0.05
3	15800	40725	403528	817960	3663	Soil	Duricritic laterite, yellow-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3663	<0.05
3	15800	40700	403528	817936	3664	Soil	Duricritic laterite, yellow-brownish, orange-brownish mottled, pisolite, concretional, medium slope.	0.80-1.00	3664	<0.05
3	15800	40675	403527	817911	3665	Soil	Duricritic laterite with qtz fragments, yellow-brownish, orange-brownish mottled, pisolite, concretional, qtz vein in surface, medium slope.	0.80-1.00	3665	<0.05
3	15800	40650	403527	817887	3666	Soil	Duricritic laterite with qtz fragments, yellow-brownish, orange-brownish mottled, pisolite, concretional, qtz vein in surface, medium slope.	0.80-1.00	3666	<0.05
3	15800	40625	403527	817862	3667	Soil	Duricritic laterite, orange-yellow-brownish, yellow-brownish mottled, pisolite, concretional, medium slope.	0.80-1.00	3667	<0.05
3	15800	40600	403526	817838	3668	Soil	Duricritic laterite, orange-yellow-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3668	<0.05
3	15800	40575	403526	817813	3669	Soil	Duricritic laterite with qtz fragments, orange-red-brownish, withe-yellow-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope	0.80-1.00	3669	<0.05
3	15800	40550	403526	817789	3670	Soil	Duricritic laterite with qtz fragments, withe-red-brownish, brown mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.40-0.60	3670	To Follow
3	15800	40525	403526	817764	3671	Soil	Duricritic laterite with qtz fragments, withe-red-brownish, orange-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3671	<0.05

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

3	15800	40500	403525	817740	3672	Soil	Duricritic laterite with qtz fragments, withe-orange-brownish, yellow-red-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.40-0.60	3672	0.12
3	15800	40475	403525	817715	3673	Soil	Duricritic laterite with qtz fragments, orange-yellow-brownish, withe-light-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3673	<0.05
3	15800	40450	403525	817691	3674	Soil	Duricritic laterite, orange-red-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, laterite boulders, medium slope.	0.80-1.00	3674	<0.05
3	15800	40425	403524	817666	3675	Soil	Duricritic laterite, orange-red-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, laterite boulders, medium slope.	0.80-1.00	3675	0.21
3	15800	40400	403524	817642	3676	Soil	Duricritic laterite, orange-red-brownish, gray-yellow-brownish mottled, pisolite, concretional. Duricrust, laterite boulders, medium slope.	0.50-0.70	3676	<0.05
3	15800	40375	403524	817617	3677	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolite, medium slope.	0.80-1.00	3677	<0.05
3	15800	40350	403524	817593	3678	Soil	Massive clay, orange-yellow-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3678	<0.05
3	15800	40325	403523	817568	3679	Soil	Duricritic laterite with qtz fragments, orange-yellow-brownish, gray-withe-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.60-0.80	3679	To Follow
3	15800	40300	403523	817544	3680	Soil	Duricritic laterite with qtz fragments, orange-yellow-brownish, gray-withe mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3680	<0.05
3	15800	40275	403523	817519	3681	Soil	Duricritic laterite, orange-red-brownish, yellow-brownish mottled, pisolite. Duricrust, medium slope.	0.80-1.00	3681	<0.05
3	15800	40250	403522	817495	3682	Soil	Duricritic laterite with qtz fragments, orange-red-brownish,white-yellow-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface,medium slope	0.80-1.00	3682	0.05
3	15800	40225	403522	817470	3683	Soil	Duricritic laterite, orange-red-brownish, yellow-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3683	<0.05
3	15800	40200	403522	817445	3684	Soil	Duricritic laterite, orange-yellow-brownish, gray-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3684	<0.05
3	15800	40175	403522	817421	3685	Soil	Duricritic laterite, orange-yellow-brownish, gray-brownish mottled, pisolite, concretional. Duricrust, medium slope.	0.80-1.00	3685	To Follow
3	15800	40150	403521	817396	3686	Soil	Duricritic laterite, orange-yellow-brownish, gray-brownish mottled, pisolite, concretional. Duricrust, steep slope.	0.80-1.00	3686	<0.05
3	15800	40125	403521	817372	3687	Soil	Massive clay, pink-yellow-withe, orange-yellow-brownish mottled, steep slope.	0.80-1.00	3687	<0.05
3	15800	40100	403521	817347	3688	Soil	Massive clay, purple-yellowish, withe-yellow-brownish mottled, steep slope.	0.80-1.00	3688	<0.05
3	15800	40075	403521	817323	3689	Soil	Massive clay, purple-yellow-brownish, withe-pinkish mottled, steep slope.	0.80-1.00	3689	<0.05
3	15800	40050	403520	817298	3690	Soil	Massive clay, purple-pink-yellowish, withe-yellow-brownish mottled, steep slope.	0.80-1.00	3690	<0.05
3	15800	40025	403520	817274	3691	Soil	Massive clay, purple-yellow-orange-brownish, withe-yellow-brownish mottled, steep slope.	0.80-1.00	3691	0.08
3	15800	40000	403520	817249	3692	Soil	Massive clay, yellow-orange-brownish, yellow-brownish mottled, steep slope.	0.80-1.00	3692	0.06
3	15800	39975	403519	817225	3693	Soil	Massive clay, orange-brownish, light-green-brownish mottled, steep slope.	0.80-1.00	3693	<0.05
3	15800	39950	403519	817200	3694	Soil	Massive clay, orange-brownish, purple-yellow-brownish mottled, steep slope.	0.80-1.00	3694	0.05
3	15800	39925	403519	817176	3695	Soil	Massive clay, orange-brownish, yellow-brownish mottled, steep slope.	0.80-1.00	3695	To Follow
3	15800	39900	403519	817151	3696	Soil	Massive clay, orange-yellow-brownish, pink-purple-brownish mottled, qtz vein in surface, steep slope.	0.80-1.00	3696	To Follow
3	15800	39875	403518	817127	3697	Soil	Massive clay with qtz fragments, orange-yellow-brownish, pink-purple-brownish mottled, steep slope.	0.80-1.00	3697	<0.05
3	15800	39850	403518	817102	3698	Soil	Massive clay, orange-yellow-brownish, gray-brownish mottled, pisolite, concretional, steep slope.	0.80-1.00	3698	<0.05
3	15800	39825	403518	817078	3699	Soil	Massive clay with qtz fragments, orange-brownish, yellow-brownish mottled, qtz vein in surface, steep slope.	0.80-1.00	3699	<0.05
3	15800	39800	403517	817053	3700	Soil	Massive clay, yellow-orange-brownish, green-yellow-brownish mottled, mineral probably chlorite, steep slope.	0.80-1.00	3700	<0.05
3	15800	39775	403517	817029	3701	Soil	Massive clay, yellow-orange-brownish, yellow-brownish mottled, pisolites, concretional, steep slope.	0.80-1.00	3701	<0.05
3	15800	39750	403517	817004	3702	Soil	Massive clay, yellow-orange-brownish, yellow-brownish mottled, steep slope.	0.80-1.00	3702	0.09
3	15800	39725	403517	816980	3703	Soil	Massive clay, orange-brownish. Duricrust, medium slope.	0.80-1.00	3703	0.10
3	15800	39700	403516	816955	3704	Soil	Massive clay, orange-brownish. Duricrust, medium slope.	0.80-1.00	3704	0.10
3	15800	39675	403516	816931	3705	Soil	Massive clay, orange-brownish, medium slope.	0.80-1.00	3705	0.08
3	15800	39650	403516	816906	3706	Soil	Massive clay with qtz fragments, white-black-orange-brownish, yellow-red-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3706	<0.05
3	15800	39625	403515	816882	3707	Soil	Massive clay, yellow-orange-brownish, yellow-mottled, steep slope.	0.80-1.00	3707	<0.05
3	15800	39600	403515	816857	3708	Soil	Massive clay with qtz fragments, orange-yellow-brownish, black-brownish mottled, qtz vein in surface, steep slope.	0.80-1.00	3708	<0.05
3	15800	39575	403515	816833	3709	Soil	Massive clay, green-yellow-brownish, white-yellow-orange-brownish mottled, mineral probably chlorite, steep slope.	0.80-1.00	3709	<0.05
3	15800	39550	403515	816808	3710	Soil	Massive clay, yellow-gray-brownish, yellow-red-brownish mottled, mineral probably kaolin. Duricrust, steep slope.	0.80-1.00	3710	<0.05
3	15800	39525	403514	816784	3711	Soil	Massive clay with qtz fragments, yellow-brownish, white-orange-brownish mottled, qtz vein in surface, steep slope.	0.80-1.00	3711	<0.05
3	15800	39500	403514	816759	3712	Soil	Massive clay, yellow-brownish, orange-brownish mottled. Duricrust, steep slope.	0.80-1.00	3712	<0.05
3	15800	39475	403514	816735	3713	Soil	Massive clay with qtz fragments, white-orange-brownish, purple-red-brownish mottled, pisolites, concretional. Duricrust, qtz vein in surface, steep slope.	0.80-1.00	3713	<0.05
3	15800	39450	403514	816710	3714	Soil	Massive clay, orange-purple-brownish, yellow-brownish mottled, steep slope.	0.80-1.00	3714	0.09
3	15800	39425	403513	816686	3715	Soil	Massive clay, orange-yellow-brownish, pink-yellow-brownish mottled, steep slope.	0.80-1.00	3715	0.11
3	15800	39400	403513	816661	3716	Soil	Massive clay, yellow-orange-brownish, purple-pinkish mottled, hill top.	0.80-1.00	3716	0.13
3	15800	39375	403513	816637	3717	Soil	Massive clay, yellow-orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3717	0.09
3	15800	39350	403512	816612	3718	Soil	Massive clay, yellow-orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3718	0.10
3	15800	39325	403512	816588	3719	Soil	Massive clay, purple-yellow-orange-brownish, yellow mottled, steep slope.	0.80-1.00	3719	0.09

line	field_north	field_east	utm_north	utm_east	sample#	type	description	depth	sample#	Au (gpt)

3	15800	39300	403512	816563	3720	Soil	Massive clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3720	0.09
3	15800	39275	403512	816539	3721	Soil	Massive clay, orange-brownish, yellow-brownish mottled, pisolites, concretional, medium slope.	0.80-1.00	3721	0.08
3	15800	39250	403511	816514	3722	Soil	Massive clay with qtz fragments, white-orange-yellow-brownish, purple-pink-red-green-brownish mottled, qtz vein in surface, medium slope.	0.80-1.00	3722	0.08
3	15800	39225	403511	816490	3723	Soil	Massive clay, yellow-gray-brownish, pink-yellow-brownish mottled, medium slope.	0.80-1.00	3723	0.05
3	15800	39200	403511	816465	3724	Soil	Massive clay, purple-brownish mottled, hill top.	0.80-1.00	3724	0.06
3	15800	39175	403510	816441	3725	Soil	Massive clay, orange-yellow-brownish, brown mottled, medium slope.	0.80-1.00	3725	0.11
3	15800	39150	403510	816416	3726	Soil	Massive clay, orange-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3726	0.14
3	15800	39125	403510	816392	3727	Soil	Duricritic laterite with qtz fragments, orange-yellow-brownish, red-brownish mottled, pisolite, concretional. Duricrust, qtz vein in surface, medium slope.	0.80-1.00	3727	To Follow
3	15800	39100	403510	816367	3728	Soil	Massive clay, orange-red-brownish, yellow-brownish mottled, medium slope.	0.80-1.00	3728	<0.05
3	15800	39075	403509	816343	3729	Soil	Massive clay, orange-yellow-brownish, red-brownish mottled, medium slope.	0.80-1.00	3729	<0.05
3	15800	39050	403509	816318	3730	Soil	Massive clay with qtz fragments, yellow-red-brownish, white-brownish mottled, low slope.	0.80-1.00	3730	0.15
3	15800	39025	403509	816294	3731	Soil	Massive clay with qtz fragments, yellow-orange-brownish, white-red-brownish mottled, qtz vein in surface, low slope.	0.80-1.00	3731	<0.05
3	15800	39000	403508.5	816269	3732	Soil	Massive clay with qtz fragments, orange-yellow-brownish, brown mottled, qtz vein in surface, low slope.	0.80-1.00	3732	<0.05
3	15800	39875	403518	817127	3935	Chip Rock	Qtz vein (yellow, smoke, white), dissagregated, fractured with oxide-Fe filling fractures.	Surface	3935	0.05
3	15800	39650	403516	816906	3936	Chip Rock	Qtz vein (yellow, white), dissagregated.	Surface	3936	<0.05
3	15800	39485	403514	816745	3937	Chip Rock	Qtz vein (white, yellow, smoke), fractured with oxide-Fe filling fractures.	Surface	3937	<0.05
3	15800	39240	403511	816504	3938	Chip Rock	Qtz vein (blue, red, brown), dissagregated, fractured with oxide-Fe filling fractures, probably chlorite minerals.	Surface	3938	<0.05
3	15800	39125	403510	816392	3939	Chip Rock	Qtz vein (yellow, brown, white), fractured with oxide-Fe filling fractures.	Surface	3939	<0.05

Appendix II
2006 Botho Grid Soil Sampling Data

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
19	19200	43800	406980.0	821000.0	33501	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some black materials, orange yellow, medium slope.	0.8-1.00	33501	0.05	2004159
19	19200	43775	406980.0	820975.0	33502	Soil	massive clay, clayish pebbly grainy, duricrust, concretional, orange yellowish, medium slope, station on road.	0.8-1.00	33502	0.09	2004159
19	19200	43750	406980.0	820950.0	33503	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish light brown, hilltop.	0.8-1.00	33503	0.07	2004159
19	19200	43725	406980.0	820925.0	33504	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, orange yellow brown, low slope, hilltop.	0.8-1.00	33504	<0.05	2004159
19	19200	43700	406980.0	820900.0	33505	Soil	massive clay, clayish pebbly grainy, some duricrust, some pisolite, yellow orange brown, hill top, low slope, laterite boulders in area.	0.8-1.00	33505	0.09	2004159
19	19200	43675	406980.0	820875.0	33506	Soil	massive clay, clayish pebbly, some duricrust, concretional, orange red brown, medium slope, laterite outcrop in area.	0.8-1.00	33506	0.35	2004159
19	19200	43650	406980.0	820850.0	33507	Soil	massive clay, clayish pebbly silky (weakly), concretional, some duricrust, red orange brown, medium slope, some laterite outcrops in area.	0.8-1.00	33507	<0.05	2004159
19	19200	43625	406980.0	820825.0	33508	Soil	massive clay, clayish pebbly grainy silky (weakly), probably mottled, concretional, some duricrust, red orange brown, medium slope, some laterite outcrop in area.	0.8-1.00	33508	0.05	2004159
19	19200	43600	406980.0	820800.0	33509	Soil	massive clay, clayish pebbly, concretional, some duricrust, some quartz probably a smalll vein, orange red brown, medium slope, laterite outcrop in area.	0.8-1.00	33509	0.05	2004159
19	19200	43575	406980.0	820775.0	33510	Soil	massive clay, clayish pebbly, concretional, some pisolite, some duricrust, red orange brown, medium slope.	0.8-1.00	33510	<0.05	2004159
19	19200	43550	406980.0	820750.0	33511	Soil	massive clay, clayish silky pebbly, probably saprolite, concretional, purple light brown, medium slope, water drainage heading north west.	0.8-1.00	33511	<0.05	2004159
19	19200	43525	406980.0	820725.0	33512	Soil	clay, clayish silky, saprolite, purple material, white material probably kaolin, concretional, purple light brown, steep slope.	0.8-1.00	33512	<0.05	2004159
19	19200	43500	406980.0	820700.0	33513	Soil	clay, clayish silky, saprolite, purple white material probably saprolite, concretional, purple white light brown colour, steep slope, small creek ±40m south west.	0.8-1.00	33513	<0.05	2004159
19	19200	43475	406980.0	820675.0	33514	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, dark orange red brown, steep slope.	0.8-1.00	33514	<0.05	2004159
19	19200	43450	406980.0	820650.0	33515	Soil	massive clay, clayish pebbly, concretional, orange red brown, steep slope.	0.8-1.00	33515	0.05	2004159
19	19200	43425	406980.0	820625.0	33516	Soil	massive clay, clayish pebbly, concretional, orange red brown, steep slope.	0.8-1.00	33516	<0.05	2004159
19	19200	43400	406980.0	820600.0	33517	Soil	massive clay, clayish pebbly, some duricrust, concretional, dark red orange brown, medium slope.	0.8-1.00	33517	<0.05	2004159
19	19200	43375	406980.0	820575.0	33518	Soil	massive clay, clayish pebbly, some duricrust, concretional, some duricrust, orange yellow brown, medium slope.	0.8-1.00	33518	<0.05	2004159
19	19200	43350	406980.0	820550.0	33519	Soil	massive clay, clayish pebbly, concretional, some duricrust, mottled (weakly), dark orange brown, steep slope.	0.8-1.00	33519	0.05	2004159
19	19200	43325	406980.0	820525.0	33520	Soil	massive clay, clayish silky pebbly, mottled, concretional, orange yellow brown, medium slope, creek ±15m west.	0.8-1.00	33520	<0.05	2004159

19	19200	43300	406980.0	820500.0	33521	Soil	massive clay, clayish silky pebbly, concretional, mottled, yellow orange brown, low slope, swamp ±5m from station.	0.8-1.00	33521	<0.05	2004159
19	19200	43275	406980.0	820475.0			no sample, swamp area.
19	19200	43250	406980.0	820450.0	33522	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellow orange brown, low slope, swamp ±4m east, low slope.	0.8-1.00	33522	0.09	2004159
19	19200	43225	406980.0	820425.0			no sample, swamp area.
19	19200	43200	406980.0	820400.0	33523	Soil	massive clay, clayish pebbly silky, mottled, concretional, orange yellow reddish brown, medium slope.	0.8-1.00	33523	<0.05	2004159
19	19200	43175	406980.0	820375.0	33524	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, dark orange red brown, low slope, old dozer road ±10m east.	0.8-1.00	33524	<0.05	2004159
19	19200	43150	406980.0	820350.0	33525	Soil	massive clay, clayish pebbly, concretional, orange dark brown, medium slope.	0.8-1.00	33525	<0.05	2004159
19	19200	43125	406980.0	820325.0	33526	Soil	massive clay, clayish pebbly, concretional, dark orange red brown, medium slope.	0.8-1.00	33526	<0.05	2004159

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
19	19200	43100	406980.0	820300.0	33527	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, medium slope.	0.8-1.00	33527	<0.05	2004159
19	19200	43075	406980.0	820275.0	33528	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, medium slope.	0.8-1.00	33528	<0.05	2004159
19	19200	43050	406980.0	820250.0	33529	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33529	<0.05	2004159
19	19200	43025	406980.0	820225.0	33530	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33530	<0.05	2004159
19	19200	43000	406980.0	820200.0	33531	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33531	<0.05	2004159
19	19200	42975	406980.0	820175.0	33532	Soil	massive clay, clayish pebbly, concretional, some duricrust, some quartz (small vein), reddish orange brown, medium slope.	0.8-1.00	33532	<0.05	2004159
19	19200	42950	406980.0	820150.0	33533	Soil	massive clay, clayish pebbly, concretional, orange red brown, medium slope.	0.8-1.00	33533	<0.05	2004159
19	19200	42925	406980.0	820125.0	33534	Soil	massive clay, clayish pebbly, concretional, orange red brown, some quartz (small vein), medium slope.	0.8-1.00	33534	<0.05	2004159
19	19200	42900	406980.0	820100.0	33535	Soil	massive clay, clayish pebbly, concretional, some duricrust, red orange brown, hilltop.	0.8-1.00	33535	<0.05	2004159
19	19200	42875	406980.0	820075.0	33536	Soil	massive clay, clayish pebbly, concretional, some pisolite, some duricrust, orange yellow brown, hilltop.	0.8-1.00	33536	<0.05	2004159
19	19200	42850	406980.0	820050.0	33537	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop.	0.8-1.00	33537	0.05	2004159
19	19200	42825	406980.0	820025.0	33538	Soil	massive clay, clayish pebbly, concretional, orange yellow brown, medium slope	0.8-1.00	33538	<0.05	2004159
19	19200	42800	406980.0	820000.0	33539	Soil	massive clay, clayish silky pebbly, mottled, concretional, pinkish light brown, steep slope, water drainage ±15m west from station.	0.8-1.00	33539	<0.05	2004159
19	19200	42775	406980.0	819975.0	33540	Soil	massive clay, clayish silky pebbly, mottled (weakly), concretional, some duricrust, red orange brown, steep slope, water drainage ±10m north east.	0.8-1.00	33540	<0.05	2004159
19	19200	42750	406980.0	819950.0	33541	Soil	massive clay, clayish pebbly, concretional, some duricrust, red orange brown, medium slope.	0.8-1.00	33541	<0.05	2004159
19	19200	42725	406980.0	819925.0	33542	Soil	massive clay, clayish pebbly, concretional, yellow orange brown, hilltop.	0.8-1.00	33542	<0.05	2004159
19	19200	42700	406980.0	819900.0	33543	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33543	<0.05	2004159
19	19200	42675	406980.0	819875.0	33544	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, medium slope.	0.8-1.00	33544	<0.05	2004159
19	19200	42650	406980.0	819850.0	33545	Soil	clay, clayish silky pebbly, concretional, mottled, probably saprolite, some black minerals, yellow orange brown, steep slope.	0.8-1.00	33545	<0.05	2004159
19	19200	42625	406980.0	819825.0	33546	Soil	massive clay, clayish pebbly silky, mottled(weakly), concretional, reddish orange yellow brown, steep slope.	0.8-1.00	33546	<0.05	2004159
19	19200	42600	406980.0	819800.0	33547	Soil	massive clay, clayish pebbly silky, mottled(weakly), concretional, reddish orange brown, hilltop, low slope.	0.8-1.00	33547	<0.05	2004159
19	19200	42575	406980.0	819775.0	33548	Soil	massive clay, clayish pebbly, concretional, some duricrust, dark orange yellow brown, hilltop, low slope	0.8-1.00	33548	0.07	2004159
19	19200	42550	406980.0	819750.0	33549	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, some duricrust, dark yellow orange brown, some laterite outcrops.	0.8-1.00	33549	0.05	2004159
19	19200	42525	406980.0	819725.0	33550	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, some duricrust, yellow orange brown, basalt boulders.	0.8-1.00	33550	0.06	2004159

19	19200	42500	406980.0	819700.0	33551	Soil	clay, clayish silky pebbly, concretional, mottled, reddish orange brown, low slope.	0.8-1.00	33551	<0.05	2004159
19	19200	42475	406980.0	819675.0	33552	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, dark orange reddish brown, low slope, hilltop.	0.8-1.00	33552	<0.05	2004159
19	19200	42450	406980.0	819650.0	33553	Soil	clay, clayish pebbly silky sandy, probably sandy quartz, mottled, concretional, dark orange brown, hilltop, medium slope, basalt boulders in area.	0.8-1.00	33553	<0.05	2004159
19	19200	42425	406980.0	819625.0	33554	Soil	clay, clayish sandy silky, mottled, probably compact saprolite, concretional, reddish pink yellow brown, medium slope, small creek ±11m west.	0.8-1.00	33554	<0.05	2004159
19	19200	42400	406980.0	819600.0	33555	Soil	massive clay, clayish pebbly silky, mottled, concretional, orange yellowish brown, small creek ±13m north east, medium slope.	0.8-1.00	33555	<0.05	2004159
19	19200	42375	406980.0	819575.0	33556	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, some black minerals, orange yellowish brown, steep slope.	0.8-1.00	33556	<0.05	2004159

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
19	19200	42350	406980.0	819550.0	33557	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, small quartz vein, red orange brown, steep slope.	0.8-1.00	33557	0.06	2004159
19	19200	42325	406980.0	819525.0	33558	Soil	massive clay, clayish pebbly, concretional, red orange brown, steep slope.	0.8-1.00	33558	<0.05	2004159
19	19200	42300	406980.0	819500.0	33559	Soil	massive clay, clayish pebbly, concretional, red orange brown, steep slope.	0.8-1.00	33559	<0.05	2004161
19	19200	42275	406980.0	819475.0	33560	Soil	massive clay, clayish pebbly, concretional, small quartz vein, orange reddish brown, medium slope.	0.8-1.00	33560	<0.05	2004161
19	19200	42250	406980.0	819450.0	33561	Soil	massive clay, clayish pebbly, concretional, some duricrust, some quartz probably a small vein, orange reddish brown, medium slope.	0.8-1.00	33561	<0.05	2004161
19	19200	42225	406980.0	819425.0	33562	Soil	massive clay, clayish pebbly, concretional, some duricrust, some quartz probably a small vein, orange reddish brown, hilltop.	0.8-1.00	33562	<0.05	2004161
19	19200	42200	406980.0	819400.0	33563	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolites, some quartz probably a small vein, orange reddish brown, hilltop.	0.8-1.00	33563	<0.05	2004161
19	19200	42175	406980.0	819375.0	33564	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolites, orange reddish brown, hilltop.	0.8-1.00	33564	<0.05	2004161
19	19200	42150	406980.0	819350.0	33565	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolites, orange reddish brown, hilltop, low slope.	0.8-1.00	33565	<0.05	2004161
19	19200	42125	406980.0	819325.0	33566	Soil	massive clay, clayish pebbly grainy, some duricrust, concretional, reddish orange brown, medium slope.	0.8-1.00	33566	<0.05	2004161
19	19200	42100	406980.0	819300.0	33567	Soil	massive clay, clayish pebbly, concretional, orange red brown, medium slope.	0.8-1.00	33567	<0.05	2004161
19	19200	42075	406980.0	819275.0	33568	Soil	massive clay, clayish pebbly, concretional, orange yellowish brown, medium slope.	0.8-1.00	33568	<0.05	2004161
19	19200	42050	406980.0	819250.0	33569	Soil	massive clay, clayish pebbly, concretional, orange yellowish red brown, hilltop.	0.8-1.00	33569	<0.05	2004161
19	19200	42025	406980.0	819225.0	33570	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange reddish brown, medium slope.	0.8-1.00	33570	<0.05	2004161
19	19200	42000	406980.0	819200.0	33571	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange yellowish brown, medium slope.	0.8-1.00	33571	<0.05	2004161
19	19200	41975	406980.0	819175.0	33572	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33572	<0.05	2004161
19	19200	41950	406980.0	819150.0	33573	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellow orange light brown, medium slope.	0.8-1.00	33573	<0.05	2004161
19	19200	41925	406980.0	819125.0	33574	Soil	massive clay, clayish pebbly, concretional, yellowish orange brown, steep slope.	0.8-1.00	33574	0.15	2004161
19	19200	41900	406980.0	819100.0	33575	Soil	massive clay, clayish pebbly, mottled (weakly), some duricrust, concretional, yellow orange brown, steep slope, ±10m ahead old porknocker area.	0.8-1.00	33575	0.07	2004161
19	19200	41875	406980.0	819075.0			no sample, old porknockers activities, contaminated area.
19	19200	41850	406980.0	819050.0			no sample, old porknockers activities, contaminated area.
19	19200	41825	406980.0	819025.0			no sample, old porknockers activities, contaminated area.
19	19200	41800	406980.0	819000.0			no sample, old porknockers activities, contaminated area.
19	19200	41775	406980.0	818975.0	33576	Soil	massive clay, clayish pebbly, mottled, concretional, yellow orange brown, low slope.	0.8-1.00	33576	<0.05
19	19200	41750	406980.0	818950.0	33577	Soil	massive clay, clayish pebbly, mottled, concretional, reddish orange brown, low slope, small creek ±11m west.	0.8-1.00	33577	<0.05	2004161

19	19200	41725	406980.0	818925.0	33578	Soil	massive clay, clayish pebbly, mottled, concretional, yellow dark brown, low slope.	0.8-1.00	33578	<0.05	2004161
19	19200	41700	406980.0	818900.0	33579	Soil	massive clay, clayish pebbly, mottled, concretional, some duricrust, red orange brown, low slope.	0.8-1.00	33579	<0.05	2004161
19	19200	41675	406980.0	818875.0	33580	Soil	massive clay, clayish pebbly, mottled, concretional, some duricrust, some quartz probably a small vein, reddish orange brown, medium slope.	0.8-1.00	33580	<0.05	2004161
19	19200	41650	406980.0	818850.0	33581	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange yellowish brown, medium slope.	0.8-1.00	33581	<0.05	2004161
19	19200	41625	406980.0	818825.0	33582	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellow orange light brown, medium slope.	0.8-1.00	33582	<0.05	2004161
19	19200	41600	406980.0	818800.0	33583	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, reddish orange brown, hilltop.	0.8-1.00	33583	<0.05	2004161
19

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
19	19200	42350	406980.0	819550.0	55501	Chip rock	quartz, Fe-oxide filled fractures, white quartz.	surface	55501	<0.05	2004161
19	19200	42660	406980.0	819860.0	55502	Chip rock	quartz, altered, Fe-oxide filled fractures, white quartz.	surface	55502	<0.05	2004161
20	19600	43800	407380.0	821000.0	33584	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellowish light brown, hilltop, some laterite outcrop.	0.8-1.00	33584	<0.05	2004161
20	19600	43775	407380.0	820975.0	33585	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolite, orange yellow brown, hilltop, some laterite outcrop.	0.8-1.00	33585	<0.05	2004161
20	19600	43750	407380.0	820950.0	33586	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish brown, hilltop, low slope.	0.8-1.00	33586	<0.05	2004161
20	19600	43725	407380.0	820925.0	33587	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, light orange yellow brown, medium slope, some laterite outcrop.	0.8-1.00	33587	0.07	2004161
20	19600	43700	407380.0	820900.0	33588	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish brown, medium slope.	0.8-1.00	33588	<0.05	2004161
20	19600	43675	407380.0	820875.0	33589	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange reddish brown, medium slope.	0.8-1.00	33589	<0.05	2004161
20	19600	43650	407380.0	820850.0	33590	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish brown, medium slope.	0.8-1.00	33590	<0.05	2004161
20	19600	43625	407380.0	820825.0	33591	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, yellowish orange brown, medium slope.	0.8-1.00	33591	<0.05	2004161
20	19600	43600	407380.0	820800.0	33592	Soil	massive clay, clayish pebbly silky, mottled, concretional, yellowish brown, low slope, small creek.	0.8-1.00	33592	<0.05	2004161
20	19600	43575	407380.0	820775.0	33593	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish brown, low slope, old camp ±20m east from station.	0.8-1.00	33593	<0.05	2004161
20	19600	43550	407380.0	820750.0	33594	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, reddish orange brown, medium slope, old porknocking activities ±5m north west.	0.8-1.00	33594	<0.05	2004161
20	19600	43525	407380.0	820725.0	33595	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange yellowish brown, medium slope, disturbed area (old porknocking activities).	0.8-1.00	33595	<0.05	2004161
20	19600	43500	407380.0	820700.0	33596	Soil	massive clay, clayish silky pebbly, mottled, concretional, reddish orange yellowish brown, low slope.	0.8-1.00	33596	<0.05	2004161
20	19600	43475	407380.0	820675.0	33597	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, some duricrust, orange reddish brown, low slope, old porknocking activities ±15m west.	0.8-1.00	33597	<0.05	2004161
20	19600	43450	407380.0	820650.0			no sample, old porknocking activities, water on surface.
20	19600	43425	407380.0	820625.0			no sample, old porknocking activities, water on surface.
20	19600	43400	407380.0	820600.0			no sample, old porknocking activities, water on surface.
20	19600	43375	407380.0	820575.0			no sample, old porknocking activities, water on surface.
20	19600	43350	407380.0	820550.0	33598	Soil	massive clay, clayish pebbly silky, mottled, concretional, reddish orange brown, low slope, line crosses old atv road.	0.8-1.00	33598	0.14	2004161
20	19600	43325	407380.0	820525.0	33599	Soil	massive clay, clayish pebbly silky, mottled, concretional, white yellow reddish brown, low slope.	0.8-1.00	33599	<0.05	2004161
20	19600	43300	407380.0	820500.0	33600	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, yellow orange brown, low slope.	0.8-1.00	33600	0.09	2004161
20	19600	43275	407380.0	820475.0	33601	Soil	clay, clayish pebbly silky sandy, mottled, sandy quartz (probably), greyish light brown, low slope, small creek ±0.5m west heading to north west.	0.8-1.00	33601	0.09	2004161
20	19600	43250	407380.0	820450.0	33602	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, orange reddish brown, low slope.	0.8-1.00	33602	<0.05	2004161

20	19600	43225	407380.0	820425.0	33603	Soil	massive clay, clayish pebbly silky, concretional, purple white material probably saprolite, a small quartz vein, orange reddish brown, medium slope.	0.8-1.00	33603	<0.05	2004161
20	19600	43200	407380.0	820400.0	33604	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, medium slope.	0.8-1.00	33604	0.13	2004161
20	19600	43175	407380.0	820375.0	33605	Soil	massive clay, clayish silky pebbly, concretional, purple yellowish material probably saprolite, orange reddish brown, steep slope.	0.8-1.00	33605	0.08	2004161
20	19600	43150	407380.0	820350.0	33606	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, steep slope.	0.8-1.00	33606	<0.05	2004161
20	19600	43125	407380.0	820325.0	33607	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, steep slope.	0.8-1.00	33607	0.05	2004161
20	19600	43100	407380.0	820300.0	33608	Soil	massive clay, clayish pebbly, concretional, orange red brown, hilltop.	0.8-1.00	33608	0.1	2004161
20	19600	43075	407380.0	820275.0	33609	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, steep slope	0.8-1.00	33609	0.05	2004161
20	19600	43050	407380.0	820250.0	33610	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, reddish orange brown, low slope.	0.8-1.00	33610	0.05	2004161
20	19600	43025	407380.0	820225.0	33611	Soil	massive clay, clayish pebbly, concretional, mottled (weakly), reddish orange brown, medium slope.	0.8-1.00	33611	0.06	2004161

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
20	19600	43000	407380.0	820200.0	33612	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, medium slope.	0.8-1.00	33612	0.05	2004161
20	19600	42975	407380.0	820175.0	33613	Soil	massive clay, clayish pebbly silky, mottled, concretional, some duricrust, yellowish orange brown, low slope, small creek ±6m west.	0.8-1.00	33613	0.05	2004161
20	19600	42950	407380.0	820150.0	33614	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, some duricrust, orange reddish brown.	0.8-1.00	33614	0.06	2004161
20	19600	42925	407380.0	820125.0	33615	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33615	0.13	2004161
20	19600	42900	407380.0	820100.0	33616	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33616	0.09	2004161
20	19600	42875	407380.0	820075.0	33617	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, hilltop.	0.8-1.00	33617	0.07	2004161
20	19600	42850	407380.0	820050.0	33618	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33618	0.08	2004161
20	19600	42825	407380.0	820025.0	33619	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, steep slope.	0.8-1.00	33619	0.07	2004161
20	19600	42800	407380.0	820000.0	33620	Soil	massive clay, clayish pebbly, concretional, mottled (weakly), some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33620	<0.05	2004161
20	19600	42775	407380.0	819975.0			no sample, old porknocker activities, contaminated area, water at surface.
20	19600	42750	407380.0	819950.0			no sample, old porknocker activities, contaminated area, water at surface.
20	19600	42725	407380.0	819925.0			no sample, old porknocker activities, contaminated area, water at surface.
20	19600	42700	407380.0	819900.0			no sample, old porknocker activities, contaminated area, water at surface.
20	19600	42675	407380.0	819875.0			no sample, old porknocker activities, contaminated area, water at surface.
20	19600	42650	407380.0	819850.0			no sample, old porknocker activities, contaminated area, water at surface.
20	19600	42625	407380.0	819825.0	33621	Soil	massive clay, clayish pebbly, concretional, reddish orange dark brown, medium slope.	0.8-1.00	33621	<0.05	2004162
20	19600	42600	407380.0	819800.0	33622	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, medium slope.	0.8-1.00	33622	<0.05	2004162
20	19600	42575	407380.0	819775.0	33623	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33623	0.05	2004162
20	19600	42550	407380.0	819750.0	33624	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33624	<0.05	2004162
20	19600	42525	407380.0	819725.0	33625	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33625	0.06	2004162
20	19600	42500	407380.0	819700.0	33626	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop.	0.8-1.00	33626	0.05	2004162
20	19600	42475	407380.0	819675.0	33627	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop.	0.8-1.00	33627	0.05	2004162
20	19600	42450	407380.0	819650.0	33628	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, hilltop, medium slope.	0.8-1.00	33628	0.05	2004162
20	19600	42425	407380.0	819625.0	33629	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, steep slope.	0.8-1.00	33629	<0.05	2004162
20	19600	42400	407380.0	819600.0	33630	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33630	<0.05	2004162
20	19600	42375	407380.0	819575.0	33631	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, yellowish orange brown, medium slope.	0.8-1.00	33631	<0.05	2004162
20	19600	42350	407380.0	819550.0	33632	Soil	clay, clayish pebbly silky sandy, mottled, concretional, yellowish light brown, low slope, small swamp ±4m west.	0.8-1.00	33632	<0.05	2004162

20	19600	42325	407380.0	819525.0	33633	Soil	massive clay, clayish pebbly, concretional, red orange brown, medium slope, probably pushed overburden.	0.8-1.00	33633	<0.05	2004162
20	19600	42300	407380.0	819500.0	33634	Soil	massive clay, clayish pebbly, concretional, red orange brown, medium slope, old porknocking activities.	0.8-1.00	33634	<0.05	2004162
20	19600	42275	407380.0	819475.0			no sample, contaminated area, pushed overburden.
20	19600	42250	407380.0	819450.0	33635	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop, old porknocking activities.	0.8-1.00	33635	<0.05	2004162
20	19600	42225	407380.0	819425.0			no sample, contaminated area, pushed overburden.
20	19600	42200	407380.0	819400.0	33636	Soil	massive clay, clayish silky sandy, concretional, probably saprolite, sandy quartz (old porknocking mining), orange reddish brown, hilltop.	0.8-1.00	33636	0.08	2004162
20	19600	42175	407380.0	819375.0			no sample, contaminated area, pushed overburden.
20	19600	42150	407380.0	819350.0	33637	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some black minerals, mottled, yellowish orange brown, medium slope.	0.8-1.00	33637	<0.05	2004162
20	19600	42125	407380.0	819325.0	33638	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish brown, low slope, station on old atv road.	0.8-1.00	33638	0.05	2004162
20	19600	42100	407380.0	819300.0	33639	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, some duricrust, yellow orange brown, medium slope.	0.8-1.00	33639	0.05	2004162

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
20	19600	42075	407380.0	819275.0	33640	Soil	massive clay, clayish pebbly, concretional, some quartz (probably small vein), reddish orange brown, medium slope.	0.8-1.00	33640	<0.05	2004162
20	19600	42050	407380.0	819250.0	33641	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, medium slope, some quartz outcrop in area.	0.8-1.00	33641	<0.05	2004162
20	19600	42025	407380.0	819225.0	33642	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope, some laterite outcrop.	0.8-1.00	33642	<0.05	2004162
20	19600	42000	407380.0	819200.0	33643	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33643	<0.05	2004162
20	19600	41975	407380.0	819175.0	33644	Soil	massive clay, clayish pebbly, concretional, orange dark reddish brown, medium slope.	0.8-1.00	33644	<0.05	2004162
20	19600	41950	407380.0	819150.0	33645	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33645	<0.05	2004162
20	19600	41925	407380.0	819125.0	33646	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33646	0.14	2004162
20	19600	41900	407380.0	819100.0	33647	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, hilltop, medium slope.	0.8-1.00	33647	0.12	2004162
20	19600	41875	407380.0	819075.0	33648	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope, station on atv road.	0.8-1.00	33648	<0.05	2004162
20	19600	41850	407380.0	819050.0	33649	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop.	0.8-1.00	33649	<0.05	2004162
20	19600	41825	407380.0	819025.0	33650	Soil	massive clay, clayish pebbly, concretional, orange yellowish red brown, medium slope.	0.8-1.00	33650	<0.05	2004162
20	19600	41800	407380.0	819000.0	33651	Soil	massive clay, clayish pebbly, concretional, orange yellowish brown, steep slope.	0.8-1.00	33651	<0.05	2004162
20	19600	41775	407380.0	818975.0	33652	Soil	massive clay, clayish pebbly, concretional, orange reddish yellow brown, steep slope.	0.8-1.00	33652	<0.05	2004162
20	19600	41750	407380.0	818950.0	33653	Soil	massive clay, clayish silky pebbly, mottled, concretional, probably saprolite, orange purple light brown, steep slope.	0.8-1.00	33653	<0.05	2004162
20	19600	41725	407380.0	818925.0	33654	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, yellowish orange brown, steep slope.	0.8-1.00	33654	<0.05	2004162
20	19600	41700	407380.0	818900.0	33655	Soil	clay, clayish silky sandy pebbly, concretional, sandy quartz, some quartz, yellowish light brown, steep slope, ±2m west small creek.	0.8-1.00	33655	<0.05	2004162
20	19600	41675	407380.0	818875.0	33656	Soil	clay, clayish silky sandy pebbly, concretional, sandy quartz, some quartz, yellowish light brown, low slope, ±10m east small creek heading south east.	0.8-1.00	33656	<0.05	2004162
20	19600	41650	407380.0	818850.0	33657	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, medium slope.	0.8-1.00	33657	<0.05	2004162
20	19600	41625	407380.0	818825.0	33658	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop.	0.8-1.00	33658	<0.05	2004162
20	19600	41600	407380.0	818800.0	33659	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop.	0.8-1.00	33659	0.06	2004162
20
20	19600	42075	407380.0	819275.0	55503	Chip rock	quartz, altered, Fe-oxide filled fractures, brownish white quartz.	surface	55503	<0.05	2004162
20	19600	41715	407380.0	818915.0	55504	Chip rock	quartz, altered, Fe-oxide filled fractures, white quartz.	surface	55504	<0.05	2004162
21	20000	43800	407780.0	821000.0	33660	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33660	To Follow	2004162
21	20000	43775	407780.0	820975.0	33661	Soil	massive clay, clayish pebbly silky, mottled, concretional, some duricrust, orange white yellowish brown, low slope, water drainage heading south west.	0.8-1.00	33661	0.07	2004162

21	20000	43750	407780.0	820950.0	33662	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish brown, low slope.	0.8-1.00	33662	0.13	2004162
21	20000	43725	407780.0	820925.0	33663	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish brown, steep slope, old dozer road ±4m west probably an old drill pad.	0.8-1.00	33663	0.18	2004162
21	20000	43700	407780.0	820900.0	33664	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish brown, medium slope, station is on old dozer road.	0.8-1.00	33664	0.13	2004162
21	20000	43675	407780.0	820875.0	33665	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33665	0.09	2004162
21	20000	43650	407780.0	820850.0	33666	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellow brown, medium slope.	0.8-1.00	33666	To Follow	2004162
21	20000	43625	407780.0	820825.0	33667	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some quartz probably a small vein, orange red yellowish brown, hilltop.	0.8-1.00	33667	0.08	2004162
21	20000	43600	407780.0	820800.0	33668	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolite, yellowish orange brown, hilltop.	0.8-1.00	33668	0.07	2004162
21	20000	43575	407780.0	820775.0	33669	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolite, orange yellowish brown, medium slope.	0.8-1.00	33669	0.08	2004162

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
21	20000	43550	407780.0	820750.0	33670	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolite, orange yellowish brown, steep slope.	0.8-1.00	33670	0.14	2004162
21	20000	43525	407780.0	820725.0	33671	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish brown, steep slope.	0.8-1.00	33671	0.12	2004162
21	20000	43500	407780.0	820700.0	33672	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop.	0.8-1.00	33672	0.08	2004162
21	20000	43475	407780.0	820675.0	33673	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, hilltop.	0.8-1.00	33673	0.06	2004162
21	20000	43450	407780.0	820650.0	33674	Soil	massive clay, clayish pebbly sandy, concretional, sandy quartz, orange red brown, medium slope.	0.8-1.00	33674	0.08	2004162
21	20000	43425	407780.0	820625.0	33675	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33675	0.07	2004162
21	20000	43400	407780.0	820600.0	33676	Soil	massive clay, clayish pebbly, concretional, mottled (weakly), reddish orange yellowish brown, steep slope, porknocking activities in creek ±16m west.	0.8-1.00	33676	0.05	2004162
21	20000	43375	407780.0	820575.0	33677	Soil	massive clay, clayish pebbly, concretional, mottled, yellowish orange brown, medium slope, station is on old dozer road.	0.8-1.00	33677	0.06	2004162
21	20000	43350	407780.0	820550.0	33678	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33678	<0.05	2004162
21	20000	43325	407780.0	820525.0	33679	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33679	<0.05	2004162
21	20000	43300	407780.0	820500.0	33680	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33680	<0.05	2004162
21	20000	43275	407780.0	820475.0	33681	Soil	massive clay, clayish pebbly, concretional, mottled, some duricrust, yellowish red orange brown, steep slope.	0.8-1.00	33681	<0.05	2004162
21	20000	43250	407780.0	820450.0	33682	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange brown, medium slope.	0.8-1.00	33682	<0.05	2004162
21	20000	43225	407780.0	820425.0	33683	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange dark red brown, medium slope.	0.8-1.00	33683	<0.05	2004162
21	20000	43200	407780.0	820400.0	33684	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33684	<0.05	2004162
21	20000	43175	407780.0	820375.0	33685	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, medium slope.	0.8-1.00	33685	<0.05	2004162
21	20000	43150	407780.0	820350.0	33686	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, reddish orange brown, steep slope.	0.8-1.00	33686	<0.05	2004162
21	20000	43125	407780.0	820325.0	33687	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33687	<0.05	2004162
21	20000	43100	407780.0	820300.0	33688	Soil	massive clay, clayish pebbly, concretional, orange dark brown, steep slope.	0.8-1.00	33688	<0.05	2004163
21	20000	43075	407780.0	820275.0	33689	Soil	massive clay, clayish pebbly, concretional, orange dark brown, steep slope.	0.8-1.00	33689	<0.05	2004163
21	20000	43050	407780.0	820250.0	33690	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange red brown, hilltop, old atv road.	0.8-1.00	33690	<0.05	2004163
21	20000	43025	407780.0	820225.0	33691	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, steep slope.	0.8-1.00	33691	To Follow	2004163
21	20000	43000	407780.0	820200.0	33692	Soil	massive clay, clayish pebbly, concretional, orange light brown, steep slope.	0.8-1.00	33692	<0.05	2004163
21	20000	42975	407780.0	820175.0	33693	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish dark brown, medium slope.	0.8-1.00	33693	<0.05	2004163
21	20000	42950	407780.0	820150.0	33694	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish light orange brown, medium slope.	0.8-1.00	33694	<0.05	2004163

21	20000	42925	407780.0	820125.0	33695	Soil	massive clay, clayish pebbly silky, mottled, concretional, orange yellowish brown, medium slope.	0.8-1.00	33695	<0.05	2004163
21	20000	42900	407780.0	820100.0	33696	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33696	<0.05	2004163
21	20000	42875	407780.0	820075.0	33697	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish red orange brown, medium slope.	0.8-1.00	33697	<0.05	2004163
21	20000	42850	407780.0	820050.0	33698	Soil	massive clay, clayish pebbly, concretional, yellowish orange brown, low slope.	0.8-1.00	33698	<0.05	2004163
21	20000	42825	407780.0	820025.0	33699	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange reddish brown, medium slope.	0.8-1.00	33699	<0.05	2004163
21	20000	42800	407780.0	820000.0	33700	Soil	massive clay, clayish pebbly, concretional, orange reddish brown, hilltop.	0.8-1.00	33700	<0.05	2004163
21	20000	42775	407780.0	819975.0	33701	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish brown, medium slope.	0.8-1.00	33701	<0.05	2004163
21	20000	42750	407780.0	819950.0	33702	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33702	<0.05	2004163
21	20000	42725	407780.0	819925.0	33703	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, yellowish orange brown, medium slope.	0.8-1.00	33703	0.05	2004163
21	20000	42700	407780.0	819900.0	33704	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, yellowish dark brown, low slope.	0.8-1.00	33704	<0.05	2004163
21	20000	42675	407780.0	819875.0	33705	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, some duricrust, yellowish dark brown, low slope.	0.8-1.00	33705	<0.05	2004163

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
21	20000	42650	407780.0	819850.0	33706	Soil	massive clay, clayish pebbly silky, mottled, concretional, some duricrust, reddish orange brown, steep slope.	0.8-1.00	33706	<0.05	2004163
21	20000	42625	407780.0	819825.0	33707	Soil	massive clay, clayish pebbly silky, concretional, orange yellowish, steep slope.	0.8-1.00	33707	<0.05	2004163
21	20000	42600	407780.0	819800.0	33708	Soil	massive clay, clayish pebbly silky grainy, concretional, mottled, some duricrust, orange red yellowish, medium slope.	0.8-1.00	33708	<0.05	2004163
21	20000	42575	407780.0	819775.0			no sample, old porknocking activities, contaminated area.
21	20000	42550	407780.0	819750.0	33709	Soil	massive clay, clayish pebbly silky, mottled, concretional, some quartz, yellowish orange, low slope, brazilian camp close to station.	0.8-1.00	33709	0.14	2004163
21	20000	42525	407780.0	819725.0	33710	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellowish orange, mottled, low slope, contaminated area.	0.8-1.00	33710	0.05	2004163
21	20000	42500	407780.0	819700.0	33711	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, yellowish orange, medium slope.	0.8-1.00	33711	<0.05	2004163
21	20000	42475	407780.0	819675.0	33712	Soil	massive clay, clayish pebbly, concretional, some quartz probably a small vein, orange red, medium slope.	0.8-1.00	33712	0.08	2004163
21	20000	42450	407780.0	819650.0	33713	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange red yellowish, hilltop.	0.8-1.00	33713	<0.05	2004163
21	20000	42425	407780.0	819625.0	33714	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish, medium slope.	0.8-1.00	33714	<0.05	2004163
21	20000	42400	407780.0	819600.0	33715	Soil	massive clay, clayish pebbly, concretional, yellowish orange, medium slope, atv road ±2m west (old porknocking activities).	0.8-1.00	33715	<0.05	2004163
21	20000	42375	407780.0	819575.0			no sample, old porknocking activities, water on surface.
21	20000	42350	407780.0	819550.0			no sample, old porknocking activities, water on surface.
21	20000	42325	407780.0	819525.0			no sample, old porknocking activities, water on surface.
21	20000	42300	407780.0	819500.0			no sample, old porknocking activities, water on surface.
21	20000	42275	407780.0	819475.0			no sample, old porknocking activities, water on surface.
21	20000	42250	407780.0	819450.0			no sample, old porknocking activities, water on surface.
21	20000	42225	407780.0	819425.0			no sample, old porknocking activities, water on surface.
21	20000	42200	407780.0	819400.0			no sample, old porknocking activities, water on surface.
21	20000	42175	407780.0	819375.0			no sample, old porknocking activities, water on surface.
21	20000	42150	407780.0	819350.0			no sample, old porknocking activities, water on surface.
21	20000	42125	407780.0	819325.0			no sample, old porknocking activities, water on surface.
21	20000	42100	407780.0	819300.0			no sample, old porknocking activities, water on surface.
21	20000	42075	407780.0	819275.0	33716	Soil	massive clay, clayish pebbly, concretional, orange yellowish light brown, medium slope.	0.8-1.00	33716	<0.05	2004163
21	20000	42050	407780.0	819250.0	33717	Soil	massive clay, clayish pebbly, concretional, orange yellowish, hilltop, ±3m east old atv road.	0.8-1.00	33717	<0.05	2004163
21	20000	42025	407780.0	819225.0	33718	Soil	massive clay, clayish pebbly silky, mottled, concretional, orange reddish, medium slope, old porknocking activities ±5m north west (swamp).	0.8-1.00	33718	0.19	2004163
21	20000	42000	407780.0	819200.0	33719	Soil	massive clay, clayish pebbly, concretional, orange reddish, medium slope.	0.8-1.00	33719	0.09	2004163
21	20000	41975	407780.0	819175.0	33720	Soil	massive clay, clayish pebbly, concretional, orange reddish yellowish, some quartz probably a small vein, medium slope.	0.8-1.00	33720	<0.05	2004163

21	20000	41950	407780.0	819150.0	33721	Soil	massive clay, clayish pebbly, concretional, reddish orange, hilltop.	0.8-1.00	33721	0.07	2004163
21	20000	41925	407780.0	819125.0	33722	Soil	massive clay, clayish pebbly, concretional, reddish orange brown, hilltop, ±2m west old road, some quartz (secondary) outcrops.	0.8-1.00	33722	0.1	2004163
21	20000	41900	407780.0	819100.0	33723	Soil	massive clay, clayish pebbly, concretional, some quartz, orange dark red, ±1m east old atv road, ±6m west old atv road.	0.8-1.00	33723	0.07	2004163
21	20000	41875	407780.0	819075.0	33724	Soil	massive clay, clayish pebbly, concretional, some quartz(probably a small vein), orange reddish, hilltop, atv road south west ±7m.	0.8-1.00	33724	0.1	2004163
21	20000	41850	407780.0	819050.0	33725	Soil	massive clay, clayish pebbly, concretional, some quartz probably a small vein, orange reddish, hilltop, atv road ±5m south west.	0.8-1.00	33725	<0.05	2004163
21	20000	41825	407780.0	819025.0	33726	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish reddish, hilltop.	0.8-1.00	33726	<0.05	2004163
21	20000	41800	407780.0	819000.0	33727	Soil	massive clay, clayish pebbly, concretional, orange yellowish red, hilltop, low slope.	0.8-1.00	33727	<0.05	2004163

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
21	20000	41775	407780.0	818975.0	33728	Soil	massive clay, clayish pebbly, concretional, some quartz probably a small vein, orange yellowish reddish, medium slope.	0.8-1.00	33728	<0.05	2004163
21	20000	41750	407780.0	818950.0	33729	Soil	massive clay, clayish pebbly, concretional, orange yellowish, medium slope.	0.8-1.00	33729	<0.05	2004163
21	20000	41725	407780.0	818925.0	33730	Soil	massive clay, clayish pebbly silky, mottled (weakly), concretional, yellowish orange, steep slope.	0.8-1.00	33730	<0.05	2004163
21	20000	41700	407780.0	818900.0	33731	Soil	massive clay, clayish pebbly sandy, concretional, some duricrust, probably sandy quartz, reddish orange, low slope.	0.8-1.00	33731	<0.05	2004163
21	20000	41675	407780.0	818875.0			no sample, old porknocking activities, water on surface.
21	20000	41650	407780.0	818850.0			no sample, old porknocking activities, water on surface.
21	20000	41625	407780.0	818825.0			no sample, old porknocking activities, water on surface.
21	20000	41600	407780.0	818800.0			no sample, old porknocking activities, water on surface.
21	20000	41625	407780.0	818825.0
21	20000	42525	407780.0	819725.0	55505	Chip rock	quartz, altered, secondary quartz, Fe-oxide filled fractures, white quartz.	surface	55505	<0.05	2004163
21	20000	41944	407780.0	819144.0	55506	Chip rock	quartz, altered, Fe-oxide filled fractures, white-brownish quartz.	surface	55506	<0.05	2004163
21	20000	41775	407780.0	818975.0	55507	Chip rock	quartz, altered, Fe-oxide filled fractures, white reddish blueish quartz.	surface	55507	<0.05	2004163
22	20400	43800	408180.0	821000.0	33732	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolite, yellowish orange brown, medium slope.	0.8-1.00	33732	To Follow	2004163
22	20400	43775	408180.0	820975.0	33733	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33733	<0.05	2004163
22	20400	43750	408180.0	820950.0	33734	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, medium slope.	0.8-1.00	33734	0.11	2004163
22	20400	43725	408180.0	820925.0	33735	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33735	0.09	2004163
22	20400	43700	408180.0	820900.0	33736	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellow light brown, medium slope.	0.8-1.00	33736	0.14	2004163
22	20400	43675	408180.0	820875.0	33737	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange brown, medium slope.	0.8-1.00	33737	0.13	2004163
22	20400	43650	408180.0	820850.0	33738	Soil	massive clay, clayish pebbly, concretional, reddish orange, medium slope, creek ±25m south west from station.	0.8-1.00	33738	0.12	2004163
22	20400	43625	408180.0	820825.0	33739	Soil	massive clay, clayish pebbly silky, mottled, concretional, white yellowish pinkish, low slope, ± 7m ahead creek.	0.8-1.00	33739	0.05	2004163
22	20400	43600	408180.0	820800.0			no sample, old porknocking activities, contaminated area.
22	20400	43575	408180.0	820775.0	33740	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, some duricrust, some quartz (a small vein), orange reddish, steep slope.	0.8-1.00	33740	0.05	2004164
22	20400	43550	408180.0	820750.0	33741	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange red, steep slope.	0.8-1.00	33741	0.05	2004164
22	20400	43525	408180.0	820725.0	33742	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange redish, medium slope, some laterite outcrops.	0.8-1.00	33742	<0.05	2004164
22	20400	43500	408180.0	820700.0	33743	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, steep slope.	0.8-1.00	33743	0.06	2004164
22	20400	43475	408180.0	820675.0	33744	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, reddish dark brown, steep slope.	0.8-1.00	33744	<0.05	2004164
22	20400	43450	408180.0	820650.0	33745	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange dark brown, steep slope.	0.8-1.00	33745	<0.05	2004164

22	20400	43425	408180.0	820625.0	33746	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange reddish, hilltop, medium slope, some laterite outcrops.	0.8-1.00	33746	<0.05	2004164
22	20400	43400	408180.0	820600.0	33747	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish dark brown, hilltop, medium slope.	0.8-1.00	33747	<0.05	2004164
22	20400	43375	408180.0	820575.0	33748	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, hilltop, low slope.	0.8-1.00	33748	<0.05	2004164
22	20400	43350	408180.0	820550.0	33749	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish light brown, hilltop.	0.8-1.00	33749	0.06	2004164
22	20400	43325	408180.0	820525.0	33750	Soil	massive clay, clayish pebbly grainy sandy, concretional, some duricrust, orange dark brown, hilltop.	0.8-1.00	33750	<0.05	2004164
22	20400	43300	408180.0	820500.0	33751	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellowish light brown, hilltop, some laterite boulders.	0.8-1.00	33751	<0.05	2004164
22	20400	43275	408180.0	820475.0	33752	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, hilltop, some laterite boulders.	0.8-1.00	33752	<0.05	2004164
22	20400	43250	408180.0	820450.0	33753	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish light brown, hilltop, low slope.	0.8-1.00	33753	<0.05	2004164

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
22	20400	43225	408180.0	820425.0	33754	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange light brown, hilltop, low slope, some laterite outcrops.	0.8-1.00	33754	0.05	2004164
22	20400	43200	408180.0	820400.0	33755	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some quartz (probably a small vein)/orange yellowish, medium slope.	0.8-1.00	33755	0.17	2004164
22	20400	43175	408180.0	820375.0	33756	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, yellowish light brown, medium slope, laterite outcrop.	0.8-1.00	33756	0.08	2004164
22	20400	43150	408180.0	820350.0	33757	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33757	<0.05	2004164
22	20400	43125	408180.0	820325.0	33758	Soil	massive clay, clayish pebbly, concretional, some duricrust, light brown yellowish, medium slope.	0.8-1.00	33758	<0.05	2004164
22	20400	43100	408180.0	820300.0	33759	Soil	massive clay, clayish pebbly, concretional, some duricrust, light brown yellowish, medium slope.	0.8-1.00	33759	0.05	2004164
22	20400	43075	408180.0	820275.0	33760	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33760	<0.05	2004164
22	20400	43050	408180.0	820250.0	33761	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange dark brown, hilltop, some laterite outcrops.	0.8-1.00	33761	0.08	2004164
22	20400	43025	408180.0	820225.0	33762	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolite, orange yellowish dark brown, hilltop, atv road ±4m west.	0.8-1.00	33762	<0.05	2004164
22	20400	43000	408180.0	820200.0	33763	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, some pisolite, yellowish orange, medium slope.	0.8-1.00	33763	<0.05	2004164
22	20400	42975	408180.0	820175.0	33764	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, orange yellowish, medium slope.	0.8-1.00	33764	<0.05	2004164
22	20400	42950	408180.0	820150.0	33765	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, dark brown orange, medium slope, some laterite outcrops.	0.8-1.00	33765	<0.05	2004164
22	20400	42925	408180.0	820125.0	33766	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33766	<0.05	2004164
22	20400	42900	408180.0	820100.0	33767	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish light brown, low slope.	0.8-1.00	33767	<0.05	2004164
22	20400	42875	408180.0	820075.0	33768	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, yellowish light brown, medium slope.	0.8-1.00	33768	<0.05	2004164
22	20400	42850	408180.0	820050.0	33769	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, orange reddish, medium slope.	0.8-1.00	33769	<0.05	2004164
22	20400	42825	408180.0	820025.0	33770	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, orange yellowish red, medium slope.	0.8-1.00	33770	<0.05	2004164
22	20400	42800	408180.0	820000.0	33771	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish, medium slope.	0.8-1.00	33771	<0.05	2004164
22	20400	42775	408180.0	819975.0	33772	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, orange reddish, hilltop.	0.8-1.00	33772	<0.05	2004164
22	20400	42750	408180.0	819950.0	33773	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, reddish yellowish orange, hilltop.	0.8-1.00	33773	<0.05	2004164
22	20400	42725	408180.0	819925.0	33774	Soil	massive clay, clayish pebbly, concretional, orange yellowish, hilltop.	0.8-1.00	33774	<0.05	2004164
22	20400	42700	408180.0	819900.0	33775	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	33775	<0.05	2004164
22	20400	42675	408180.0	819875.0	33776	Soil	massive clay, clayish pebbly, concretional, orange reddish, steep slope.	0.8-1.00	33776	<0.05	2004164
22	20400	42650	408180.0	819850.0	33777	Soil	massive clay, clayish pebbly, concretional, orange reddish, hilltop, steep slope.	0.8-1.00	33777	<0.05	2004164

22	20400	42625	408180.0	819825.0	33778	Soil	massive clay, clayish pebbly, concretional, reddish orange, hilltop.	0.8-1.00	33778	<0.05	2004164
22	20400	42600	408180.0	819800.0	33779	Soil	massive clay, clayish pebbly, concretional, orange reddish, hilltop, atv road ±3m east.	0.8-1.00	33779	<0.05	2004164
22	20400	42575	408180.0	819775.0	33780	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, some quartz (probably a small vein), orange yellowish, medium slope.	0.8-1.00	33780	<0.05	2004164
22	20400	42550	408180.0	819750.0	33781	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, some duricrust, orange yellowish, steep slope.	0.8-1.00	33781	<0.05	2004164
22	20400	42525	408180.0	819725.0	33782	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, orange yellowish reddish, steep slope.	0.8-1.00	33782	<0.05	2004164
22	20400	42500	408180.0	819700.0	33783	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, some duricrust, pinkish orange light brown, steep slope.	0.8-1.00	33783	<0.05	2004164
22	20400	42475	408180.0	819675.0	33784	Soil	massive clay, clayish pebbly, concretional, some duricrust, some quartz (probably a small vein), orange reddish, medium slope.	0.8-1.00	33784	<0.05	2004164
22	20400	42450	408180.0	819650.0	33785	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange dark brown, medium slope, water drainage ±4m west heading north-south.	0.8-1.00	33785	<0.05	2004164

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
22	20400	42425	408180.0	819625.0	33786	Soil	massive clay, clayish pebbly, mottled (weakly), concretional, reddish orange, medium slope, some laterite and basalt outcrop.	0.8-1.00	33786	<0.05	2004164
22	20400	42400	408180.0	819600.0	33787	Soil	massive clay, clayish pebbly, concretional, reddish dark brown, steep slope.	0.8-1.00	33787	<0.05	2004164
22	20400	42375	408180.0	819575.0	33788	Soil	massive clay, clayish pebbly, concretional, orange reddish, hilltop.	0.8-1.00	33788	<0.05	2004164
22	20400	42350	408180.0	819550.0	33789	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	33789	<0.05	2004164
22	20400	42325	408180.0	819525.0	33790	Soil	massive clay, clayish pebbly, concretional, reddish orange, hilltop.	0.8-1.00	33790	<0.05	2004164
22	20400	42300	408180.0	819500.0	33791	Soil	massive clay, clayish pebbly, concretional, some duricrust, some pisolite, dark brown orange, medium slope, water drainage ±3m east.	0.8-1.00	33791	<0.05	2004164
22	20400	42275	408180.0	819475.0	33792	Soil	massive clay, clayish pebbly grainy, concretional, some duricrust, reddish orange, hilltop, low slope.	0.8-1.00	33792	<0.05	2004164
22	20400	42250	408180.0	819450.0	33793	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	33793	<0.05	2004164
22	20400	42225	408180.0	819425.0	33794	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	33794	<0.05	2004164
22	20400	42200	408180.0	819400.0	33795	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange red, medium slope.	0.8-1.00	33795	<0.05	2004164
22	20400	42175	408180.0	819375.0	33796	Soil	massive clay, clayish pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	33796	<0.05	2004164
22	20400	42150	408180.0	819350.0	33797	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange yellowish reddish, medium slope.	0.8-1.00	33797	<0.05	2004164
22	20400	42125	408180.0	819325.0	33798	Soil	massive clay, clayish pebbly, concretional, reddish orange red, medium slope.	0.8-1.00	33798	<0.05	2004164
22	20400	42100	408180.0	819300.0	33799	Soil	massive clay, clayish pebbly, yellowish orange, steep slope.	0.8-1.00	33799	<0.05	2004164
22	20400	42075	408180.0	819275.0	33800	Soil	massive clay, clayish pebbly, concretional, orange dark brown, steep slope.	0.8-1.00	33800	0.06	2004164
22	20400	42050	408180.0	819250.0	33801	Soil	massive clay, clayish pebbly, concretional, yellowish orange, medium slope.	0.8-1.00	33801	<0.05	2004164
22	20400	42025	408180.0	819225.0	33802	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, medium slope.	0.8-1.00	33802	<0.05	2004164
22	20400	42000	408180.0	819200.0	33803	Soil	massive clay, clayish pebbly, concretional, orange yellowish red, medium slope.	0.8-1.00	33803	<0.05
22	20400	41975	408180.0	819175.0	33804	Soil	massive clay, clayish pebbly, concretional, yellowish orange, low slope, ±7m west (old atv road).	0.8-1.00	33804	<0.05
22	20400	41950	408180.0	819150.0			no sample, old porknocking activities, contaminated area.
22	20400	41925	408180.0	819125.0			no sample, old porknocking activities, contaminated area.
22	20400	41900	408180.0	819100.0	33805	Soil	massive clay, clayish pebbly sandy, mottled (weakly), concretional, some duricrust, yellowish orange, low slope, ±5m south west swamp area.	0.8-1.00	33805	<0.05
22	20400	41875	408180.0	819075.0	33806	Soil	massive clay, clayish pebbly, concretional, yellowish orange, low slope, atv road ±7m heading north-west.	0.8-1.00	33806	<0.05
22	20400	41850	408180.0	819050.0	33807	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, low slope, atv road ±14-15m north-west.	0.8-1.00	33807	<0.05
22	20400	41825	408180.0	819025.0	33808	Soil	massive clay, clayish pebbly, concretional, some duricrust, orange reddish, hilltop, atv road ±3m east, heading north-west.	0.8-1.00	33808	<0.05

22	20400	41800	408180.0	819000.0	33809	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	33809	<0.05
22	20400	41775	408180.0	818975.0	33810	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish orange, hilltop, flat.	0.8-1.00	33810	<0.05
22	20400	41750	408180.0	818950.0	33811	Soil	massive clay, clayish pebbly, concretional, some duricrust, some quartz (probably a small vein), yellowish light brown, hilltop, flat.	0.8-1.00	33811	0.13
22	20400	41725	408180.0	818925.0	33812	Soil	massive clay, clayish pebbly, concretional, some duricrust, yellowish light brown, hilltop, flat.	0.8-1.00	33812	<0.05
22	20400	41700	408180.0	818900.0	33813	Soil	massive clay, clayish pebbly grainy, mottled (weakly), some duricrust, some pisolite, light brown yellowish, hilltop, flat.	0.8-1.00	33813	<0.05
22	20400	41675	408180.0	818875.0	33814	Soil	massive clay, clayish pebbly, concretional, mottled, yellowish light brown, medium slope, ±10m west old porknocking activities.	0.8-1.00	33814	<0.05
22	20400	41650	408180.0	818850.0			no sample, old porknocking activities, contaminated area.
22	20400	41625	408180.0	818825.0			no sample, old porknocking activities, contaminated area.
22	20400	41600	408180.0	818800.0			no sample, old porknocking activities, contaminated area.
27	22400	45500	410180.0	822700.0	33001	Soil	massive clay zone, mottled zone, maffic rock, yellow, yellow-brown, orange-brown, red-brown, medium slope.		33001	<0.05	2004158
27	22400	45475	410180.0	822675.0	33002	Soil	massive clay zone, mottled zone, maffic rock, yellow, yellow-brown, orange-brown, red-brown, medium slope.		33002	<0.05	2004158

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
27	22400	45450	410180.0	822650.0	33003	Soil	duricritic laterite, duricrust, pisolite, some mottled, red-brown, orange-brown, yellow-brown, whitish, low slope.		33003	<0.05	2004158
27	22400	45425	410180.0	822625.0	33004	Soil	massive clay zone, mottled zone, kaolin, quartz vein, quartz fragments, duricrust, red-brown, white, yellow-brown, yellow, low slope.		33004	<0.05	2004158
27	22400	45400	410180.0	822600.0	33005	Soil	massive clay zone, mottled zone, kaolin, yellow, white, yellow-brown, low slope.		33005	<0.05	2004158
27	22400	45375	410180.0	822575.0	33006	Soil	massive clay zone, mottled zone, some kaolin, red-brown, yellow-brown, white, whitish-brown, yellow, low slope.		33006	<0.05	2004158
27	22400	45350	410180.0	822550.0	33007	Soil	massive clay zone, mottled zone, probably chloride, grey, blue, green, greenish-brown, orange-brown, white, red-brown, low slope.		33007	<0.05	2004158
27	22400	45325	410180.0	822525.0	33008	Soil	massive clay zone, mottled zone, probably feldspar, purple, orange, red, white, reddish-brown, yellow-brown, whitish-brown, medium slope.		33008	<0.05	2004158
27	22400	45300	410180.0	822500.0	33009	Soil	massive clay zone, mottled zone, some kaolin, white, yellow, yellow-brown, orange-brown, medium slope.		33009	<0.05	2004158
27	22400	45275	410180.0	822475.0	33010	Soil	massive clay zone, some mottled, pisolitic laterite, pisolite, concretional, white, yellow-brown, orange-brown, medium slope.		33010	<0.05	2004158
27	22400	45250	410180.0	822450.0	33011	Soil	massive clay zone, some mottled, pisolitic laterite, some duricrust, some laterite, concretional, grey, yellow-brown, yellow, orange-brown, red-brown, steep slope.		33011	<0.05	2004158
27	22400	45225	410180.0	822425.0	33012	Soil	massive clay zone, some mottled, some pisolite, concretional, probably feldspar, purple, yellow-brown, red-brown, orange-brown, whitish brown, steep slope.		33012	To Follow	2004158
27	22400	45200	410180.0	822400.0	33013	Soil	duricritic laterite, duricrust, pisolite, orange-brown, red-brown, yellow-brown, hilltop.		33013	<0.05	2004158
27	22400	45175	410180.0	822375.0	33014	Soil	massive clay zone, some duricrust, some pisolite, concretional, quartz vein, quartz fragments, white, orange-brown, red-brown, dark brown, hilltop.		33014	<0.05	2004158
27	22400	45150	410180.0	822350.0	33015	Soil	massive clay zone, some mottled, some duricrust, concretional, quartz vein, quartz fragments, red-brown, orange-brown, yellow-brown, yellow, white, steep slope.		33015	<0.05	2004158
27	22400	45125	410180.0	822325.0	33016	Soil	pisolitic laterite, some duricrust, some pisolite, concretional, red-brown, orange-brown, yellow-brown, medium slope.		33016	<0.05	2004158
27	22400	45100	410180.0	822300.0	33017	Soil	duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, medium brown, medium slope.		33017	<0.05	2004158
27	22400	45075	410180.0	822275.0	33018	Soil	duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, greyish, dark brown, medium slope.		33018	<0.05	2004158
27	22400	45050	410180.0	822250.0	33019	Soil	duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, greyish, dark brown, medium slope.		33019	<0.05	2004158
27	22400	45025	410180.0	822225.0	33020	Soil	duricritic laterite, duricrust, pisolite, concretional, orange, red-brown, yellow-brown, greyish, dark brown, steep slope.		33020	<0.05	2004158
27	22400	45000	410180.0	822200.0	33021	Soil	duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, greyish, steep slope.		33021	<0.05	2004158
27	22400	44975	410180.0	822175.0	33022	Soil	massive clay zone, some duricrust, some pisolite, concretional, red-brown, orange-brown, yellow-brown, hilltop.		33022	<0.05	2004158
27	22400	44950	410180.0	822150.0	33023	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, hilltop.		33023	<0.05	2004158
27	22400	44925	410180.0	822125.0	33024	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, hilltop.		33024	<0.05	2004158

27	22400	44900	410180.0	822100.0	33025	Soil	massive clay zone, some pisolite, some duricrust, concretional, orange-brown, red-brown, yellow-brown, medium brown, hilltop.	33025	<0.05	2004158
27	22400	44875	410180.0	822075.0	33026	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium brown, steep slope.	33026	<0.05	2004158
27	22400	44850	410180.0	822050.0	33027	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, medium brown, steep slope.	33027	<0.05	2004158

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
27	22400	44825	410180.0	822025.0	33028	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, some mottled, orange-brown, red-brown, yellow-brown, medium slope.		33028	<0.05	2004158
27	22400	44800	410180.0	822000.0	33029	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium slope.		33029	<0.05	2004158
27	22400	44775	410180.0	821975.0	33030	Soil	clay, pisolitic laterite, some duricrust, concretional, orange-brown, yellow-brown, red-brown, medium brown, low slope, basalt boulders around station.		33030	<0.05	2004158
27	22400	44750	410180.0	821950.0	33031	Soil	clay, duricritic laterite, some mottled, pisolite, duricrust, concretional, maffic rock, green, greenish brown, orange-brown, red-brown, yellow-brown, low slope, basalt boulders around station.		33031	<0.05	2004158
27	22400	44725	410180.0	821925.0	33032	Soil	massive clay zone, some mottled, some pisolite, concretional, white, yellow-brown, orange-brown, red-brown, low slope, basalt boulders around station.		33032	<0.05	2004158
27	22400	44700	410180.0	821900.0	33033	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium brown, low slope.		33033	<0.05	2004158
27	22400	44675	410180.0	821875.0	33034	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, yellow-brown, orange-brown, medium brown, low slope.		33034	<0.05	2004158
27	22400	44650	410180.0	821850.0	33035	Soil	massive clay zone, some pisolite, some duricrust, concretional, red-brown, orange-brown, medium brown, medium slope.		33035	<0.05	2004158
27	22400	44625	410180.0	821825.0	33036	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, dark brown, medium slope.		33036	<0.05	2004158
27	22400	44600	410180.0	821800.0	33037	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, dark brown, medium slope.		33037	<0.05	2004158
27	22400	44575	410180.0	821775.0	33038	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, medium brown, medium slope.		33038	To Follow	2004158
27	22400	44550	410180.0	821750.0	33039	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, medium slope.		33039	<0.05	2004158
27	22400	44525	410180.0	821725.0	33040	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium brown, medium slope.		33040	<0.05	2004158
27	22400	44500	410180.0	821700.0	33041	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, medium brown, medium slope.		33041	<0.05	2004158
27	22400	44475	410180.0	821675.0	33042	Soil	massive clay zone, some duricrust, some pisolite, concretional, orange-brown, yellow-brown, medium brown, medium slope.		33042	<0.05	2004158
27	22400	44450	410180.0	821650.0	33043	Soil	pisolitic laterite, clay, duricrust, pisolite, concretional, red-brown, yellow-brown, orange-brown, medium brown, medium slope.		33043	<0.05	2004158
27	22400	44425	410180.0	821625.0	33044	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, some mottled, probably feldspar, purple, yellow-brown, red-brown, orange-brown, medium brown, hilltop.		33044	<0.05	2004158
27	22400	44400	410180.0	821600.0	33045	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium brown, steep slope.		33045	<0.05	2004158
27	22400	44375	410180.0	821575.0	33046	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, medium slope.		33046	<0.05	2004158
27	22400	44350	410180.0	821550.0	33047	Soil	massive clay zone, some duricrust, some pisolite, concretional, orange-brown, yellow-brown, red-brown, low slope.		33047	<0.05	2004158
27	22400	44325	410180.0	821525.0	33048	Soil	massive clay zone, some duricrust, some pisolite, concretional, red-brown, orange-brown, yellow-brown, medium slope.		33048	<0.05	2004158
27	22400	44300	410180.0	821500.0	33049	Soil	massive clay zone, some pisolite, some duricrust, concretional, red-brown, orange-brown, yellow-brown, low slope.		33049	<0.05	2004158

27	22400	44275	410180.0	821475.0	33050	Soil	clay, duricritic laterite, duricrust, some pisolite, red-brown, orange-brown, yellow-brown, medium brown, hilltop.	33050	<0.05	2004158

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
27	22400	44250	410180.0	821450.0	33051	Soil	massive clay zone, mottled zone, probably feldspar, probably seresites, purple, pink, black, white, orange-brown, yellow-brown, yellow, medium slope.		33051	<0.05	2004158
27	22400	44225	410180.0	821425.0	33052	Soil	massive clay zone, some mottled, pink, purple probably feldspar, yellow-brown, yellow, orange-brown, red-brown, steep slope.		33052	<0.05	2004158
27	22400	44200	410180.0	821400.0	33053	Soil	massive clay zone, some mottled, yellow-brown, yellow, dark brown, steep slope.		33053	<0.05	2004158
27	22400	44175	410180.0	821375.0	33054	Soil	massive clay zone, some mottled, orange-brown, yellow, yellow-brown, red-brown, steep slope.		33054	0.06	2004158
27	22400	44150	410180.0	821350.0	33055	Soil	massive clay zone, some mottled, yellow, yellow-brown, orange-brown, red-brown, steep slope.		33055	<0.05	2004160
27	22400	44125	410180.0	821325.0	33056	Soil	massive clay zone, orange-brown, yellow-brown, red-brown, steep slope.		33056	0.08	2004160
27	22400	44100	410180.0	821300.0	33057	Soil	massive clay zone, some pisolite, some duricrust, concretional, quartz vein, quartz fragments, yellow-brown, orange-brown, red-brown, medium brown, hilltop.		33057	0.06	2004160
27	22400	44075	410180.0	821275.0	33058	Soil	clay, duricrust, pisolite, concretional, quartz vein, quartz fragments, white, greenish brown, orange-brown, red-brown, yellow-brown, hilltop.		33058	0.08	2004160
27	22400	44050	410180.0	821250.0	33059	Soil	clay, duricrust, pisolite, concretional, quartz vein, quartz fragments, white, red-brown, orange-brown, medium brown, hilltop.		33059	0.14	2004160
27	22400	44025	410180.0	821225.0	33060	Soil	clay, some pisolite, some duricrust, concretional, quartz vein, quartz fragments, white, red-brown, orange-brown, yellow-brown, yellow, hilltop.		33060	0.06	2004160
27	22400	44000	410180.0	821200.0	33061	Soil	clay, pisolite, duricrust, concretional, yellow-brown, red-brown, orange-brown, medium brown, hilltop.		33061	0.06	2004160
27	22400	43975	410180.0	821175.0	33062	Soil	massive clay zone, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, steep slope.		33062	0.08	2004160
27	22400	43950	410180.0	821150.0	33063	Soil	massive clay zone, quartz vein, quartz fragments, orange-brown, red-brown, yellow-brown, medium slope.		33063	0.08	2004160
27	22400	43925	410180.0	821125.0	33064	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, red-brown, medium brown, medium slope.		33064	0.08	2004160
27	22400	43900	410180.0	821100.0	33065	Soil	massive clay zone, some pisolite, concretional, orange-brown, red-brown, medium brown, low slope.		33065	0.06	2004160
27	22400	43875	410180.0	821075.0	33066	Soil	massive clay zone, some pisolite, concretional, quartz vein, quartz fragments, white, orange-brown, red-brown, yellow-brown, hilltop.		33066	0.15	2004160
27	22400	43850	410180.0	821050.0	33067	Soil	massive clay zone, orange-brown, red-brown, medium brown, steep slope.		33067	0.13	2004160
27	22400	43825	410180.0	821025.0	33068	Soil	massive clay zone, orange-brown, red-brown, yellow-brown, medium brown, steep slope.		33068	0.07	2004160
27	22400	43800	410180.0	821000.0	33069	Soil	massive clay zone, some pisolite, some duricrust, concretional, red-brown, yellow-brown, orange-brown, steep slope.		33069	0.07	2004160
27	22400	43775	410180.0	820975.0	33070	Soil	massive clay zone, some pisolite, concretional, quartz vein, quartz fragments, white, orange-brown, red-brown, yellow-brown, medium brown, steep slope.		33070	0.12	2004160

27	22400	43750	410180.0	820950.0	33071	Soil	pisolitic laterite, clay, pisolite, some duricrust, concretional, orange-brown, red-brown, yellow-brown, grey, medium brown, steep slope.	33071	<0.05	2004160
27	22400	43725	410180.0	820925.0	33072	Soil	massive clay zone, some pisolite, some duricrust, concretional, orange-brown, red-brown, yellow-brown, steep slope.	33072	<0.05	2004160
27	22400	43700	410180.0	820900.0	33073	Soil	massive clay zone, some duricrust, some pisolite, concretional, red-brown, orange-brown, yellow-brown, steep slope.	33073	0.07	2004160
27	22400	43675	410180.0	820875.0	33074	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, medium brown, yellow-brown, medium slope.	33074	0.08	2004160
27	22400	43650	410180.0	820850.0	33075	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, medium slope.	33075	<0.05	2004160
27	22400	43625	410180.0	820825.0	33076	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, medium slope.	33076	<0.05	2004160
27	22400	43600	410180.0	820800.0	33077	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium slope.	33077	<0.05	2004160

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
27	22400	43575	410180.0	820775.0	33078	Soil	clay, some duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, medium slope.		33078	<0.05	2004160
27	22400	43550	410180.0	820750.0	33079	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, medium slope.		33079	<0.05	2004160
27	22400	43525	410180.0	820725.0	33080	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, steep slope, duricrust boulders around station.		33080	<0.05	2004160
27	22400	43500	410180.0	820700.0	33081	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, steep slope.		33081	<0.05	2004160
27	22400	43475	410180.0	820675.0	33082	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium brown, medium slope.		33082	0.13	2004160
27	22400	43450	410180.0	820650.0	33083	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, red-brown, orange-brown, medium brown, yellow-brown, medium slope.		33083	<0.05	2004160
27	22400	43425	410180.0	820625.0	33084	Soil	clay, some pisolite, concretional, red-brown, orange-brown, yellow-brown, medium slope.		33084	<0.05	2004160
27	22400	43400	410180.0	820600.0	33085	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, steep slope.		33085	<0.05	2004160
27	22400	43375	410180.0	820575.0	33086	Soil	clay, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, steep slope.		33086	<0.05	2004160
27	22400	43350	410180.0	820550.0	33087	Soil	clay, some pisolite, concretional, yellow-brown, orange-brown, steep slope.		33087	<0.05	2004160
27	22400	43325	410180.0	820525.0	33088	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, yellow, hilltop.		33088	<0.05	2004160
27	22400	43300	410180.0	820500.0	33089	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, hilltop.		33089	<0.05	2004160
27	22400	43275	410180.0	820475.0	33090	Soil	massive clay zone, some pisolite, some duricrust, concretional, orange-brown, yellow-brown, hilltop.		33090	<0.05	2004160
27	22400	43250	410180.0	820450.0	33091	Soil	massive clay zone, some mottled, some duricrust, concretional, orange-brown, red-brown, yellow-brown, low slope.		33091	<0.05	2004160
27	22400	43225	410180.0	820425.0	33092	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, low slope.		33092	<0.05	2004160
27	22400	43200	410180.0	820400.0	33093	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, low slope.		33093	<0.05	2004160
27	22400	43175	410180.0	820375.0	33094	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, low slope.		33094	<0.05	2004160
27	22400	43150	410180.0	820350.0	33095	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, low slope.		33095	<0.05	2004160
27	22400	43125	410180.0	820325.0	33096	Soil	massive clay zone, some mottled, duricrust, concretional, orange-brown, yellow-brown, medium brown, steep slope.		33096	<0.05	2004160
27	22400	43100	410180.0	820300.0	33097	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, steep slope.		33097	<0.05	2004160
27	22400	43075	410180.0	820275.0	33098	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, medium slope.		33098	<0.05	2004160
27	22400	43050	410180.0	820250.0	33099	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, low slope.		33099	<0.05	2004160

27	22400	43025	410180.0	820225.0	33100	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, some pisolite, concretional, low slope.	33100	0.06	2004160
27	22400	43000	410180.0	820200.0	33101	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, medium slope.	33101	<0.05	2004160
27	22400	42975	410180.0	820175.0	33102	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, steep slope.	33102	<0.05	2004160
27	22400	42950	410180.0	820150.0	33103	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, steep slope.	33103	0.06	2004160
27	22400	42925	410180.0	820125.0	33104	Soil	massive clay zone, some mottled, some duricrust, some pisolite, yellow, yellow-brown, orange-brown, red-brown, steep slope.	33104	<0.05	2004160
27	22400	42900	410180.0	820100.0	33105	Soil	massive clay zone, some duricrust, some pisolite, concretional, yellow-brown, orange-brown, red-brown, steep slope.	33105	<0.05	2004160
27	22400	42875	410180.0	820075.0	33106	Soil	massive clay zone, some mottled, red-brown, orange-brown, purplish brown, low slope.	33106	<0.05	2004160
27	22400	42850	410180.0	820050.0	33107	Soil	massive clay zone, mottled zone, orange-brown, yellow-brown, yellow, purple, probably feldspar, steep slope.	33107	<0.05	2004160
27	22400	42825	410180.0	820025.0	33108	Soil	massive clay zone, orange-brown, yellow-brown, medium brown, steep slope.	33108	<0.05	2004160
27	22400	42800	410180.0	820000.0	33109	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, red-brown, orange-brown, yellow-brown, medium brown, low slope.	33109	0.07	2004167

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
27	22400	42775	410180.0	819975.0	33110	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, medium brown, medium slope.		33110	0.06	2004167
27	22400	42750	410180.0	819950.0	33111	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, medium brown, steep slope.		33111	<0.05	2004167
27	22400	42725	410180.0	819925.0	33112	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, medium brown, hilltop.		33112	<0.05	2004167
27	22400	42700	410180.0	819900.0	33113	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, medium brown, hilltop.		33113	0.06	2004167
27	22400	42675	410180.0	819875.0	33114	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, red-brown, yellow-brown, medium brown, medium slope.		33114	<0.05	2004167
27	22400	42650	410180.0	819850.0	33115	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, red-brown, yellow-brown, medium brown, medium slope.		33115	<0.05	2004167
27	22400	42625	410180.0	819825.0	33116	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, red-brown, yellow-brown, medium brown, medium slope.		33116	<0.05	2004167
27	22400	42600	410180.0	819800.0	33117	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, red-brown, yellow-brown, medium brown, hilltop.		33117	<0.05	2004167
27	22400	42575	410180.0	819775.0	33118	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, low slope.		33118	0.15	2004167
27	22400	42550	410180.0	819750.0	33119	Soil	massive clay zone, some duricrust, orange-brown, red-brown, yellow-brown, low slope.		33119	<0.05	2004167
27	22400	42525	410180.0	819725.0	33120	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, medium slope.		33120	0.05	2004167
27	22400	42500	410180.0	819700.0	33121	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, hilltop.		33121	<0.05	2004167
27	22400	42475	410180.0	819675.0	33122	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, low slope.		33122	<0.05	2004167
27	22400	42450	410180.0	819650.0	33123	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, medium slope.		33123	<0.05	2004167
27	22400	42425	410180.0	819625.0	33124	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, medium brown, medium slope.		33124	<0.05	2004167
27	22400	42400	410180.0	819600.0	33125	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, yellow-brown, red-brown, medium brown, medium slope.		33125	<0.05	2004167
27	22400	42375	410180.0	819575.0	33126	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, darkish brown, hilltop, laterite boulders around station.		33126	<0.05	2004167
27	22400	42350	410180.0	819550.0	33127	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium slope.		33127	<0.05	2004167
27	22400	42325	410180.0	819525.0	33128	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium slope, laterite boulders around station.		33128	<0.05	2004167

27	22400	42300	410180.0	819500.0	33129	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, red-brown, orange-brown, yellow-brown, medium slope, laterite boulders around station.	33129	<0.05	2004167
27	22400	42275	410180.0	819475.0	33130	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium slope, laterite boulders around station.	33130	0.07	2004167
27	22400	42250	410180.0	819450.0	33131	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, medium slope.	33131	<0.05	2004167
27	22400	42225	410180.0	819425.0	33132	Soil	clay, pisolitic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, low slope.	33132	<0.05	2004167
27	22400	42200	410180.0	819400.0	33133	Soil	clay, pisolitic laterite, pisolite, duricrust, concretional, orange-brown, red-brown, yellow-brown, medium brown, low slope, laterite boulders around station.	33133	<0.05	2004167

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
27	22400	42175	410180.0	819375.0	33134	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, red-brown, yellow-brown, low slope.		33134	<0.05	2004167
27	22400	42150	410180.0	819350.0	33135	Soil	clay, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, greyish, medium brown, laterite boulders around station.		33135	<0.05	2004167
27	22400	42125	410180.0	819325.0	33136	Soil	clay, pisolitic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, low slope, laterite boulders around station.		33136	<0.05	2004167
27	22400	42100	410180.0	819300.0	33137	Soil	clay, pisolitic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, medium brown, low slope.		33137	<0.05	2004167
27	22400	42075	410180.0	819275.0	33138	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, yellow-brown, red-brown, steep slope, laterite boulders around station.		33138	<0.05	2004167
27	22400	42050	410180.0	819250.0	33139	Soil	massive clay zone, some pisolite, concretional, orange-brown, red-brown, yellow-brown, hilltop, laterite boulders around station.		33139	<0.05	2004167
27	22400	42025	410180.0	819225.0	33140	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, steep slope, laterite boulders around station.		33140	<0.05	2004167
27	22400	42000	410180.0	819200.0	33141	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, steep slope, laterite boulders around station.		33141	<0.05	2004167
27	22400	41975	410180.0	819175.0	33142	Soil	massive clay zone, some duricrust, some pisolite, concretional, orange-brown, red-brown, yellow-brown, medium slope.		33142	<0.05	2004167
27	22400	41950	410180.0	819150.0	33143	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, low slope.		33143	<0.05	2004167
27	22400	41925	410180.0	819125.0	33144	Soil	massive clay zone, some pisolite, concretional, orange, red-brown, yellow-brown, some mottled, low slope.		33144	<0.05	2004167
27	22400	41900	410180.0	819100.0	33145	Soil	massive clay zone, duricritic laterite, pisolite, concretional, orange-brown, orange, yellow-brown, low slope, laterite boulders around station.		33145	<0.05	2004167
27	22400	41875	410180.0	819075.0	33146	Soil	clay, duricritic laterite, pisolite, duricrust, concretional, orange-brown, red-brown, yellow-brown, steep slope, laterite boulders around station.		33146	<0.05	2004167

27	22400	41850	410180.0	819050.0	33147	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, steep slope, laterite boulders around station.	33147	0.08	2004167
27	22400	41825	410180.0	819025.0	33148	Soil	clay, duricritic laterite, duricrust, pisolite, concretional, orange-brown, red-brown, yellow-brown, steep slope, laterite boulders around station.	33148	<0.05	2004167

27	22400	41800	410180.0	819000.0	33149	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, hilltop.		33149	<0.05	2004167
27	22400	41775	410180.0	818975.0	33150	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, hilltop.		33150	<0.05	2004167
27	22400	41750	410180.0	818950.0	33151	Soil	massive clay zone, some mottled, orange, orange-brown, yellow-brown, medium brown, low slope.		33151	<0.05	2004167
27	22400	41725	410180.0	818925.0	33152	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, low slope.		33152	<0.05	2004167
27	22400	41700	410180.0	818900.0	33153	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, low slope.		33153	<0.05	2004167
27	22400	41675	410180.0	818875.0	33154	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, low slope.		33154	<0.05	2004167
27	22400	41650	410180.0	818850.0	33155	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, low slope.		33155	To Follow	2004167
27	22400	41625	410180.0	818825.0	33156	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, low slope.		33156	<0.05	2004167
27	22400	41600	410180.0	818800.0	33157	Soil	massive clay zone, some pisolite, concretional, orange-brown, yellow-brown, medium brown, low slope.		33157	<0.05	2004167
30	23600	45500	411380.0	822700.0	33426	Soil	sandy clay, pisolite, concretional, red, yellow-brown, medium brown, hilltop.	0.8-1.00	33426	<0.05	2004183
30	23600	45475	411380.0	822675.0	33427	Soil	mottled, pisolite, concretional, white, red, low slope.	0.8-1.00	33427	<0.05	2004183

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
30	23600	45450	411380.0	822650.0			no sample, swamp.			<0.05	2004183
30	23600	45425	411380.0	822625.0	33428	Soil	mottled, concretional, white, brown, red, low slope.	0.8-1.00	33428	<0.05	2004183
30	23600	45400	411380.0	822600.0	33429	Soil	mottled zone, concretional, white, some brown, red, low slope.	0.8-1.00	33429	<0.05	2004183
30	23600	45375	411380.0	822575.0	33430	Soil	mottled zone, concretional, orange, some white brown, low slope.	0.8-1.00	33430	<0.05	2004183
30	23600	45350	411380.0	822550.0	33431	Soil	mottled zone, concretional, orange, some gray, some yellow, low slope.	0.8-1.00	33431	<0.05	2004183
30	23600	45325	411380.0	822525.0			no sample, swamp.			<0.05
30	23600	45300	411380.0	822500.0			no sample, swamp.			<0.05
30	23600	45275	411380.0	822475.0			no sample, swamp.			<0.05
30	23600	45250	411380.0	822450.0			no sample, swamp.			<0.05
30	23600	45225	411380.0	822425.0			no sample, swamp.			<0.05
30	23600	45200	411380.0	822400.0			no sample, swamp.			<0.05
30	23600	45175	411380.0	822375.0	33432	Soil	mottled zone, concretional, orange, some yellow, some white, low slope.	0.8-1.00	33432	<0.05	2004183
30	23600	45150	411380.0	822350.0	33433	Soil	mottled zone, concretional, brown, some white, some orange, some yellow, low slope.	0.8-1.00	33433	<0.05	2004183
30	23600	45125	411380.0	822325.0	33434	Soil	massive clay zone, duricrust, some rock, mottled, concretional, brown, some white, medium slope.	0.7-0.90	33434	<0.05	2004183
30	23600	45100	411380.0	822300.0	33435	Soil	massive clay zone, some pisolite, some duricrust, concretional, brown, red, yellow, laterite boulders, medium slope.	0.7-0.90	33435	<0.05	2004183
30	23600	45075	411380.0	822275.0	33436	Soil	massive clay zone, laterite, pisolite, concretional, brown, steep slope.	0.8-1.00	33436	<0.05	2004183
30	23600	45050	411380.0	822250.0	33437	Soil	massive clay zone, laterite, some pisolite, concretional, brown, steep slope.	0.8-1.00	33437	<0.05	2004183
30	23600	45025	411380.0	822225.0	33438	Soil	massive clay zone, some pisolite, concretional, brown, medium slope.	0.8-1.00	33438	<0.05	2004183
30	23600	45000	411380.0	822200.0	33439	Soil	massive clay zone, laterite, concretional, brown, medium slope.	0.8-1.00	33439	<0.05	2004183
30	23600	44975	411380.0	822175.0	33440	Soil	massive clay zone, laterite, some rock, concretional, red, some black, medium slope.	0.8-1.00	33440	<0.05	2004183
30	23600	44950	411380.0	822150.0	33441	Soil	massive clay zone, laterite, some rock, concretional, red, brown, some mottled, medium slope.	0.8-1.00	33441	<0.05	2004183
30	23600	44925	411380.0	822125.0	33442	Soil	massive clay zone, laterite, some pisolite, concretional, red, brown, low slope.	0.8-1.00	33442	<0.05	2004183
30	23600	44900	411380.0	822100.0	33443	Soil	massive clay zone, laterite, some duricrust, concretional, red, brown, low slope.	0.6-0.80	33443	<0.05	2004183

30	23600	44875	411380.0	822075.0	33444	Soil	massive clay zone, laterite, some pisolite, concretional, red, low slope.	0.8-1.00	33444	<0.05	2004183
30	23600	44850	411380.0	822050.0	33445	Soil	massive clay zone, laterite, duricrust, some pisolite, concretional, red, low slope.	0.6-0.80	33445	<0.05	2004183
30	23600	44825	411380.0	822025.0	33446	Soil	massive clay zone, rock, concretional, brown, low slope.	0.8-1.00	33446	<0.05	2004183
30	23600	44800	411380.0	822000.0	33447	Soil	massive clay zone, laterite, concretional, brown, some yellow, some red, low slope.	0.8-1.00	33447	<0.05	2004183
30	23600	44775	411380.0	821975.0	33448	Soil	massive clay zone, laterite, concretional, brown, low slope.	0.8-1.00	33448	<0.05	2004183
30	23600	44750	411380.0	821950.0	33449	Soil	massive clay zone, laterite, some rock, concretional, brown, low slope.	0.8-1.00	33449	<0.05	2004183
30	23600	44725	411380.0	821925.0	33450	Soil	massive clay, duricrust, concretional, brown, red, laterite boulders, hilltop.	0.7-0.90	33450	<0.05	2004183
30	23600	44700	411380.0	821900.0	33451	Soil	massive clay, duricrust, concretional, brown, red, laterite boulders, hilltop.	0.7-0.90	33451	<0.05	2004183
30	23600	44675	411380.0	821875.0	33452	Soil	massive clay, laterite, some pisolite, concretional, brown, hilltop.	0.8-1.00	33452	<0.05	2004183
30	23600	44650	411380.0	821850.0	33453	Soil	massive clay, laterite, concretional, brown, red, hilltop.	0.8-1.00	33453	<0.05	2004183
30	23600	44625	411380.0	821825.0	33454	Soil	massive clay, laterite, concretional, brown, red, low slope.	0.6-0.85	33454	<0.05	2004183
30	23600	44600	411380.0	821800.0	33455	Soil	massive clay, laterite, some pisolite, concretional, brown, red, low slope.	0.8-1.00	33455	<0.05	2004183
30	23600	44575	411380.0	821775.0	33456	Soil	massive clay, laterite, concretional, brown, medium slope.	0.8-1.00	33456	<0.05	2004183
30	23600	44550	411380.0	821750.0	33457	Soil	massive clay, laterite, concretional, red, medium slope.	0.8-1.00	33457	<0.05	2004183
30	23600	44525	411380.0	821725.0	33458	Soil	massive clay, laterite, pisolite, concretional, brown, red, medium slope.	0.8-1.00	33458	<0.05	2004183
30	23600	44500	411380.0	821700.0	33459	Soil	massive clay, laterite, concretional, brown, red, medium slope.	0.8-1.00	33459	<0.05	2004183
30	23600	44475	411380.0	821675.0	33460	Soil	massive clay, laterite, concretional, brown, red, medium slope.	0.8-1.00	33460	<0.05	2004183
30	23600	44450	411380.0	821650.0	33461	Soil	massive clay, laterite, concretional, brown, some red, medium slope.	0.8-1.00	33461	<0.05	2004183
30	23600	44425	411380.0	821625.0	33462	Soil	massive clay, laterite, some pisolite, concretional, brown, medium slope.	0.8-1.00	33462	<0.05	2004184
30	23600	44400	411380.0	821600.0	33463	Soil	massive clay, laterite, some pisolite, concretional, brown, low slope.	0.8-1.00	33463	<0.05	2004184
30	23600	44375	411380.0	821575.0	33464	Soil	massive clay, laterite, some pisolite, concretional, brown, low slope.	0.8-1.00	33464	<0.05	2004184
30	23600	44350	411380.0	821550.0	33465	Soil	massive clay, some pisolite, concretional, brown, low slope.	0.8-1.00	33465	<0.05	2004184

30	23600	44325	411380.0	821525.0	33466	Soil	massive clay, some pisolite, concretional, brown, low slope.	0.8-1.00	33466	<0.05	2004184

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
30	23600	44300	411380.0	821500.0	33467	Soil	massive clay, some pisolite, some mottled, concretional, brown, low slope.	0.8-1.00	33467	<0.05	2004184
30	23600	44275	411380.0	821475.0	33468	Soil	massive clay, laterite, some mottled, concretional, brown, medium slope.	0.8-1.00	33468	<0.05	2004184
30	23600	44250	411380.0	821450.0	33469	Soil	massive clay, laterite, concretional, brown, medium slope.	0.8-1.00	33469	<0.05	2004184
30	23600	44225	411380.0	821425.0	33470	Soil	massive clay, some rock, some pisolite, concretional, medium slope.	0.8-1.00	33470	<0.05	2004184
30	23600	44200	411380.0	821400.0	33471	Soil	massive clay, laterite, concretional, brown, medium slope.	0.8-1.00	33471	<0.05	2004184
30	23600	44175	411380.0	821375.0	33472	Soil	massive clay, laterite, pisolite, concretional, brown, medium slope.	0.8-1.00	33472	<0.05	2004184
30	23600	44150	411380.0	821350.0	33473	Soil	massive clay, laterite, concretional, brown, medium slope.	0.8-1.00	33473	<0.05	2004184
30	23600	44125	411380.0	821325.0	33474	Soil	massive clay, laterite, concretional, red, medium slope.	0.8-1.00	33474	<0.05	2004184
30	23600	44100	411380.0	821300.0	33475	Soil	massive clay, laterite, concretional, brown, medium slope.	0.8-1.00	33475	<0.05	2004184
30	23600	44075	411380.0	821275.0	33476	Soil	massive clay, laterite, concretional, brown, medium slope.	0.8-1.00	33476	<0.05	2004184
30	23600	44050	411380.0	821250.0	33477	Soil	massive clay, pisolite, concretional, brown, red, medium slope.	0.8-1.00	33477	<0.05	2004184
30	23600	44025	411380.0	821225.0	33478	Soil	massive clay, some mottled, concretional, white, brown, red, medium slope.	0.8-1.00	33478	<0.05	2004184
30	23600	44000	411380.0	821200.0	33479	Soil	massive clay, some mottled, concretional, brown, medium slope.	0.8-1.00	33479	<0.05	2004184
30	23600	43975	411380.0	821175.0	33480	Soil	sand clay, quartz, concretional, brown, low slope.	0.8-1.00	33480	<0.05	2004184
30	23600	43950	411380.0	821150.0	33481	Soil	massive clay, quartz, concretional, brown, medium slope.	0.8-1.00	33481	<0.05	2004184
30	23600	43925	411380.0	821125.0	33482	Soil	massive clay, laterite, some mottled, concretional, brown, steep slope.	0.8-1.00	33482	<0.05	2004184
30	23600	43900	411380.0	821100.0			no sample, swamp.				2004184
30	23600	43875	411380.0	821075.0	33483	Soil	massive clay, laterite, concretional, yellow, steep slope.	0.8-1.00	33483	<0.05	2004184
30	23600	43850	411380.0	821050.0	33484	Soil	massive clay, laterite, concretional, red, medium slope.	0.8-1.00	33484	0.14	2004184
30	23600	43825	411380.0	821025.0	33485	Soil	massive clay, laterite, concretional, red, brown, medium slope.	0.8-1.00	33485	<0.05	2004184
30	23600	43800	411380.0	821000.0	33486	Soil	massive clay, laterite, concretional, brown, medium slope.	0.8-1.00	33486	0.07	2004184
30	23600	43775	411380.0	820975.0	33487	Soil	massive clay, concretional, brown slope.	0.8-1.00	33487	<0.05	2004184
30	23600	43750	411380.0	820950.0	33488	Soil	massive clay zone, concretional, brown, steep slope.	0.8-1.00	33488	<0.05	2004184
30	23600	43725	411380.0	820925.0	33489	Soil	massive clay zone, concretional, brown, steep slope.	0.8-1.00	33489	<0.05	2004184

30	23600	43700	411380.0	820900.0	33490	Soil	massive clay zone, some laterite, concretional, brown, steep slope.	0.8-1.00	33490	0.05	2004184
30	23600	43675	411380.0	820875.0	33491	Soil	massive clay zone, laterite, pisolite, concretional, brown, steep slope.	0.8-1.00	33491	<0.05	2004184
30	23600	43650	411380.0	820850.0	33492	Soil	massive clay zone, laterite, concretional, brown, steep slope.	0.8-1.00	33492	<0.05	2004184
30	23600	43625	411380.0	820825.0	33493	Soil	massive clay zone, concretional, brown, steep slope.	0.8-1.00	33493	<0.05	2004184
30	23600	43600	411380.0	820800.0	33494	Soil	massive clay zone, concretional, brown, steep slope.	0.8-1.00	33494	0.09	2004184
30	23600	43575	411380.0	820775.0	33495	Soil	massive clay zone, some laterite, concretional, brown, steep slope.	0.8-1.00	33495	<0.05	2004184
30	23600	43550	411380.0	820750.0	33496	Soil	massive clay zone, some laterite, concretional, brown, steep slope.	0.8-1.00	33496	<0.05	2004184
30	23600	43525	411380.0	820725.0	33497	Soil	massive clay zone, concretional, brown, steep slope.	0.8-1.00	33497	<0.05	2004184
30	23600	43500	411380.0	820700.0	33498	Soil	massive clay zone, laterite, concretional, brown, steep slope.	0.8-1.00	33498	<0.05	2004184
30	23600	43475	411380.0	820675.0	33499	Soil	massive clay zone, laterite, concretional, brown, medium slope.	0.8-1.00	33499	0.05	2004184
30	23600	43450	411380.0	820650.0	33500	Soil	sandy clay, some laterite, some pisolite, concretional, low slope.	0.8-1.00	33500	0.05	2004184
30	23600	43425	411380.0	820625.0	32001	Soil	clay, laterite, concretional, medium slope.	0.8-1.00	32001	0.06	2004184
30	23600	43400	411380.0	820600.0	32002	Soil	clay, pisolite, concretional, brown, steep slope.	0.8-1.00	32002	0.09	2004184
30	23600	43375	411380.0	820575.0	32003	Soil	clay, laterite, concretional, brown, steep slope.	0.8-1.00	32003	<0.05	2004184
30	23600	43350	411380.0	820550.0	32004	Soil	clay, laterite, pisolite, concretional, brown, steep slope.	0.8-1.00	32004	<0.05	2004184
30	23600	43325	411380.0	820525.0	32005	Soil	massive clay zone, concretional, brown, steep slope.	0.8-1.00	32005	0.06	2004184
30	23600	43300	411380.0	820500.0	32006	Soil	massive clay zone, laterite, pisolite, concretional, brown, steep slope.	0.8-1.00	32006	0.65	2004184
30	23600	43275	411380.0	820475.0	32007	Soil	clay, laterite boulders, concretional, brown, steep slope.	0.8-1.00	32007	0.07	2004184
30	23600	43250	411380.0	820450.0	32008	Soil	clay, laterite boulders, concretional, brown, steep slope.	0.8-1.00	32008	0.18	2004184
30	23600	43225	411380.0	820425.0	32009	Soil	massive clay zone, laterite, some pisolite, concretional, brown, steep slope.	0.8-1.00	32009	0.68	2004184
30	23600	43200	411380.0	820400.0	32010	Soil	massive clay zone, laterite, concretional, brown, medium slope.	0.8-1.00	32010	0.33	2004184
30	23600	43175	411380.0	820375.0	32011	Soil	clay, duricrust, concretional, brown, medium slope.	0.8-1.00	32011	0.14	2004184
30	23600	43150	411380.0	820350.0	32012	Soil	clay, laterite, concretional, brown, medium slope.	0.8-1.00	32012	<0.05	2004184

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
30	23600	43125	411380.0	820325.0	32013	Soil	clay, concretional, brown, steep slope.	0.8-1.00	32013	<0.05	2004184
30	23600	43100	411380.0	820300.0	32014	Soil	clay, concretional, brown, steep slope.	0.8-1.00	32014	0.13	2004184
30	23600	43075	411380.0	820275.0	32015	Soil	clay, laterite, concretional, brown, medium slope.	0.8-1.00	32015	0.11	2004184
30	23600	43050	411380.0	820250.0	32016	Soil	clay, pisolite, concretional, brown, medium slope.	0.8-1.00	32016	0.05	2004185
30	23600	43025	411380.0	820225.0	32017	Soil	clay, pisolite, concretional, brown, low slope.	0.8-1.00	32017	0.07	2004185
30	23600	43000	411380.0	820200.0	32018	Soil	clay, concretional, brown, hilltop.	0.8-1.00	32018	0.06	2004185
30	23600	42975	411380.0	820175.0	32019	Soil	clay, laterite, concretional, brown, low slope.	0.8-1.00	32019	0.15	2004185
30	23600	42950	411380.0	820150.0	32020	Soil	clay, laterite, some mottled, concretional, medium slope.	0.8-1.00	32020	0.05	2004185
30	23600	42925	411380.0	820125.0	32021	Soil	clay, concretional, red, steep slope.	0.8-1.00	32021	0.06	2004185
30	23600	42900	411380.0	820100.0	32022	Soil	clay, concretional, red, steep slope.	0.8-1.00	32022	0.07	2004185
30	23600	42875	411380.0	820075.0	32023	Soil	clay, pisolite, concretional, some red, some brown, medium slope.	0.8-1.00	32023	0.12	2004185
30	23600	42850	411380.0	820050.0	32024	Soil	massive clay zone, pisolite, concretional, brown, low slope.	0.8-1.00	32024	0.06	2004185
30	23600	42825	411380.0	820025.0	32025	Soil	massive clay zone, laterite, some pisolite, concretional, brown, low slope.	0.8-1.00	32025	0.08	2004185
30	23600	42800	411380.0	820000.0	32026	Soil	massive clay zone, laterite, some rock, concretional, brown, low slope.	0.8-1.00	32026	0.13	2004185
30	23600	42775	411380.0	819975.0	32027	Soil	massive clay zone, laterite, some mottled, concretional, brown, low slope.	0.8-1.00	32027	0.06	2004185
30	23600	42750	411380.0	819950.0	32028	Soil	massive clay zone, some mottled, concretional, brown, low slope.	0.8-1.00	32028	<0.05	2004185
30	23600	42725	411380.0	819925.0	32029	Soil	massive clay zone, some mottled, concretional, brown, low slope.	0.8-1.00	32029	<0.05	2004185
30	23600	42700	411380.0	819900.0			no sample, swamp.				2004185
30	23600	42675	411380.0	819875.0	32030	Soil	clay, some mottled, concretional, brown, grey, flat.	0.8-1.00	32030	<0.05	2004185
30	23600	42650	411380.0	819850.0	32031	Soil	clay, concretional, brown, some red, steep slope.	0.8-1.00	32031	<0.05	2004185
30	23600	42625	411380.0	819825.0	32032	Soil	clay, some saprolite, some mottled, concretional, brown, red, steep slope.	0.8-1.00	32032	<0.05	2004185
30	23600	42600	411380.0	819800.0	32033	Soil	massive clay, pisolite, concretional, brown, steep slope.	0.8-1.00	32033	0.07	2004185
30	23600	42575	411380.0	819775.0	32034	Soil	massive clay, laterite, concretional, red, steep slope.	0.8-1.00	32034	<0.05	2004185
30	23600	42550	411380.0	819750.0	32035	Soil	massive clay zone, laterite, concretional, red, steep slope.	0.8-1.00	32035	<0.05	2004185

30	23600	42525	411380.0	819725.0	32036	Soil	massive clay zone, laterite, concretional, brown, steep slope.	0.8-1.00	32036	<0.05	2004185
30	23600	42500	411380.0	819700.0	32037	Soil	massive clay zone, laterite, concretional, brown, steep slope.	0.8-1.00	32037	0.08	2004185
30	23600	42475	411380.0	819675.0	32038	Soil	massive clay zone, laterite, pisolite, concretional, brown, some yellow, steep slope.	0.8-1.00	32038	0.18	2004185
30	23600	42450	411380.0	819650.0	32039	Soil	sandy clay, some saprolite, concretional, brown, some grey, steep slope.	0.8-1.00	32039	<0.05	2004185
30	23600	42425	411380.0	819625.0	32040	Soil	sandy clay, some pisolite, concretional, brown, some red, low slope.	0.8-1.00	32040	<0.05	2004185
30	23600	42400	411380.0	819600.0	32041	Soil	massive clay zone, some mottled, some rock, concretional, brown, steep slope.	0.8-1.00	32041	<0.05	2004185
30	23600	42375	411380.0	819575.0	32042	Soil	massive clay zone, pisolite, concretional, brown, steep slope.	0.8-1.00	32042	<0.05	2004185
30	23600	42350	411380.0	819550.0	32043	Soil	clay, duricrust, concretional, red, medium slope.	0.8-1.00	32043	<0.05	2004185
30	23600	42325	411380.0	819525.0	32044	Soil	clay, pisolite, concretional, red, low slope.	0.8-1.00	32044	<0.05	2004185
30	23600	42300	411380.0	819500.0	32045	Soil	clay, quartz, some rock, concretional, brown, medium slope.	0.8-1.00	32045	<0.05	2004185
30	23600	42275	411380.0	819475.0	32046	Soil	massive clay zone, laterite, pisolite, concretional, brown, medium slope.	0.8-1.00	32046	<0.05	2004185
30	23600	42250	411380.0	819450.0	32047	Soil	massive clay zone, pisolite, concretional, brown, medium slope.	0.8-1.00	32047	<0.05	2004185
30	23600	42225	411380.0	819425.0	32048	Soil	massive clay zone, laterite, concretional, brown, medium slope.	0.8-1.00	32048	<0.05	2004185
30	23600	42200	411380.0	819400.0	32049	Soil	massive clay zone, laterite, concretional, brown, hilltop.	0.8-1.00	32049	<0.05	2004185
30	23600	42175	411380.0	819375.0	32050	Soil	massive clay zone, laterite, concretional, brown, hilltop.	0.8-1.00	32050	<0.05	2004185
30	23600	42150	411380.0	819350.0	32051	Soil	massive clay zone, duricrust, concretional, brown, low slope.	0.8-0.90	32051	<0.05	2004185
30	23600	42125	411380.0	819325.0	32052	Soil	massive clay zone, pisolite, concretional, brown, medium slope.	0.8-1.00	32052	<0.05	2004185
30	23600	42100	411380.0	819300.0	32053	Soil	massive clay zone, duricrust, concretional, brown, medium slope.	0.7-0.90	32053	<0.05	2004185
30	23600	42075	411380.0	819275.0	32054	Soil	massive clay zone, concretional, brown, medium slope.	0.8-1.00	32054	<0.05	2004185
30	23600	42050	411380.0	819250.0	32055	Soil	massive clay zone, concretional, brown, low slope.	0.8-1.00	32055	<0.05	2004185
30	23600	42025	411380.0	819225.0	32056	Soil	massive clay zone, pisolite, concretional, brown, low slope.	0.8-1.00	32056	<0.05	2004185
30	23600	42000	411380.0	819200.0	32057	Soil	massive clay zone, concretional, brown, low slope.	0.8-1.00	32057	<0.05	2004185
30	23600	41975	411380.0	819175.0	32058	Soil	massive clay zone, laterite, concretional, brown, low slope.	0.8-1.00	32058	<0.05	2004185

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
30	23600	41950	411380.0	819150.0	32059	Soil	massive clay zone, concretional, brown, low slope.	0.8-1.00	32059	<0.05	2004185
30	23600	41925	411380.0	819125.0	32060	Soil	massive clay zone, pisolite, concretional, brown, low slope.	0.8-1.00	32060	<0.05	2004185
30	23600	41900	411380.0	819100.0	32061	Soil	massive clay zone, laterite, concretional, brown, medium slope.	0.8-1.00	32061	<0.05	2004185
30	23600	41875	411380.0	819075.0	32062	Soil	massive clay zone, laterite, concretional, brown, medium slope.	0.8-1.00	32062	0.05	2004185
30	23600	41850	411380.0	819050.0	32063	Soil	massive clay zone, laterite, concretional, brown, medium slope.	0.8-1.00	32063	0.08	2004185
30	23600	41825	411380.0	819025.0	32064	Soil	clay, duricrust, concretional, brown, hilltop.	0.8-1.00	32064	0.07	2004185
30	23600	41800	411380.0	819000.0	32065	Soil	clay, duricrust, concretional, brown, hilltop.	0.8-1.00	32065	<0.05	2004185
30	23600	41775	411380.0	818975.0	32066	Soil	clay, laterite boulders, concretional, brown, hilltop.	0.8-1.00	32066	0.19	2004185
30	23600	41750	411380.0	818950.0	32067	Soil	clay, duricrust, concretional, brown, hilltop.	0.7-0.90	32067	0.07	2004185
30	23600	41725	411380.0	818925.0	32068	Soil	clay, duricrust, concretional, brown, low slope.	0.6-0.85	32068	0.06	2004185
30	23600	41700	411380.0	818900.0	32069	Soil	massive clay zone, some laterite, some pisolite, concretional, red, low slope.	0.8-1.00	32069	<0.05	2004185
30	23600	41675	411380.0	818875.0	32070	Soil	massive clay zone, some laterite, some pisolite, concretional, red, low slope.	0.8-1.00	32070	<0.05	2004187
30	23600	41650	411380.0	818850.0	32071	Soil	massive clay zone, some laterite, some pisolite, concretional, red, low slope.	0.6-0.85	32071	<0.05	2004187
30	23600	41625	411380.0	818825.0	32072	Soil	massive clay zone, some laterite, some pisolite, concretional, brown, low slope.	0.8-1.00	32072	<0.05	2004187
30	23600	41600	411380.0	818800.0	32073	Soil	massive clay zone, some laterite, some pisolite, concretional, brown, low slope.	0.8-1.00	32073	<0.05	2004187
10	17200	41900	404987.0	819053.0	30000	Soil	Clay, orange brown, massive, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30000	<0.05	2004165
10	17200	41875	404986.1	819028.3	30001	Soil	Clay, orange brown, massive, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30001	<0.05	2004165
10	17200	41850	404985.1	819003.7	30002	Soil	Clay, orange dark brown, silty, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30002	<0.05	2004165
10	17200	41825	404984.2	818979.0	30003	Soil	Clay, orange brown, silty, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30003	<0.05	2004165
10	17200	41800	404983.3	818954.4	30004	Soil	Clay, orange brown, massive, concretional >1%, medium slope.	0.8-1.00	30004	<0.05	2004165
10	17200	41775	404982.3	818929.7	30005	Soil	Clay, orange brown, massive, concretional >1%, medium slope.	0.8-1.00	30005	<0.05	2004165
10	17200	41750	404981.4	818905.1	30006	Soil	Clay, red brown, massive, concretional >1%, pisolite<1%, steep slope.	0.8-1.00	30006	<0.05	2004165

10	17200	41725	404980.5	818880.4	30007	Soil	Clay, orange dark brown, massive, concretional >1%, steep slope.	0.8-1.00	30007	<0.05	2004165
10	17200	41700	404979.5	818855.8	30008	Soil	Clay, red brown, massive, concretional <1%, laterite on surface, steep slope.	0.8-1.00	30008	<0.05	2004165
10	17200	41675	404978.6	818831.1	30009	Soil	Clay, orange brown, silty, concretional <1%, laterite on surface, steep slope.	0.8-1.00	30009	<0.05	2004165
10	17200	41650	404977.7	818806.5	30010	Soil	Clay, red brown, massive, steep slope.	0.8-1.00	30010	<0.05	2004165
10	17200	41625	404976.7	818781.8	30011	Soil	Clay, orange brown, silty, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30011	<0.05	2004165
10	17200	41600	404975.8	818757.2	30012	Soil	Clay, orange brown, silty, medium slope.	0.6-0.80	30012	To Follow	2004165
10	17200	41575	404974.9	818732.5	30013	Soil	Clay, orange brown, silty, concretional >1%, quartz fragments <1%, medium slope.	0.8-1.00	30013	<0.05	2004165
10	17200	41550	404973.9	818707.9	30014	Soil	Clay, red brown, massive, concretional <1%, steep slope.	0.8-1.00	30014	<0.05	2004165
10	17200	41525	404973.0	818683.2	30015	Soil	Clay, red brown, massive, concretional <1%, concretional on surface, steep slope.	0.8-1.00	30015	<0.05	2004165
10	17200	41500	404972.1	818658.6	30016	Soil	Clay, red brown, massive, concretional <1%, steep slope.	0.8-1.00	30016	<0.05	2004165
10	17200	41475	404971.1	818633.9	30017	Soil	Clay, orange brown, silty, steep slope.	0.8-1.00	30017	<0.05	2004165
10	17200	41450	404970.2	818609.3		Soil	No sample, creek.			<0.05	2004165
10	17200	41425	404969.3	818584.6	30018	Soil	Clay, yellow red brown, massive, concretional <1%, concretional on surface, medium slope.	0.8-1.00	30018	<0.05	2004165
10	17200	41400	404968.3	818560.0	30019	Soil	Clay, orange brown, massive, concretional >1%, concretional laterite on surface, hilltop.	0.8-1.00	30019	<0.05	2004165
10	17200	41375	404967.4	818535.3	30020	Soil	Clay, yellow orange brown, massive, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30020	<0.05	2004165
10	17200	41350	404966.5	818510.6	30021	Soil	Clay, yellow brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30021	0.05	2004165
10	17200	41325	404965.5	818486.0	30022	Soil	Clay, dark brown, saprolite, sandy, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30022	<0.05	2004165
10	17200	41300	404964.6	818461.3	30023	Soil	Clay, orange brown, silty, concretional on surface, medium slope.	0.8-1.00	30023	<0.05	2004165
10	17200	41275	404963.7	818436.7	30024	Soil	Clay, orange brown, silty, concretional <1%, medium slope.	0.8-1.00	30024	<0.05	2004165
10	17200	41250	404962.7	818412.0	30025	Soil	Clay, orange brown, silty, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30025	<0.05	2004165
10	17200	41225	404961.8	818387.4	30026	Soil	Clay, dark orange brown, silty, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30026	<0.05	2004165
10	17200	41200	404960.9	818362.7	30027	Soil	Clay, orange brown, silty, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30027	<0.05	2004165
10	17200	41175	404959.9	818338.1	30028	Soil	Clay, dark brown, silty, concretional >1%, concretional on surface, steep slope.	0.8-1.00	30028	<0.05	2004165

10	17200	41150	404959.0	818313.4	30029	Soil	Clay, dark brown, massive, concretional <1%, concretional laterite on surface, hilltop.	0.8-1.00	30029	<0.05	2004165
10	17200	41125	404958.1	818288.8	30030	Soil	Clay, orange red brown, massive, concretional >1%, medium slope.	0.8-1.00	30030	<0.05	2004165

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
10	17200	41100	404957.1	818264.1	30031	Soil	Clay, orange brown, massive, concretional >1%, medium slope.	0.8-1.00	30031	<0.05	2004165
10	17200	41075	404956.2	818239.5	30032	Soil	Clay, orange yellow brown, massive, concretional <1%, steep slope.	0.8-1.00	30032	<0.05	2004165
10	17200	41050	404955.3	818214.8	30033	Soil	Clay, orange dark brown, massive, concretional <1%, pisolite <1%, laterite on surface, steep slope.	0.8-1.00	30033	<0.05	2004165
10	17200	41025	404954.3	818190.2	30034	Soil	Clay, orange brown, massive, concretional <1%, quartz fragments (size ±3cm), steep slope.	0.8-1.00	30034	<0.05	2004165
10	17200	41000	404953.4	818165.5	30035	Soil	Clay, orange brown, massive, concretional <1%, laterite boulders on surface, steep slope.	0.8-1.00	30035	<0.05	2004165
10	17200	40975	404952.5	818140.9	30036	Soil	Clay, orange brown, massive, concretional <1%, medium slope.	0.8-1.00	30036	<0.05	2004165
10	17200	40950	404951.5	818116.2	30037	Soil	Clay, orange brown, massive, concretional >1%, concretional laterite boulders on surface, steep slope.	0.8-1.00	30037	<0.05	2004165
10	17200	40925	404950.6	818091.6	30038	Soil	Clay, orange brown, silty, concretional >1%, concretional laterite boulders on surface, medium slope.	0.8-1.00	30038	<0.05	2004165
10	17200	40900	404949.7	818066.9	30039	Soil	Clay, orange dark brown, massive, concretional >1%, concretional laterite boulders on surface, steep slope.	0.8-1.00	30039	<0.05	2004165
10	17200	40875	404948.8	818042.2	30040	Soil	Clay, orange brown, massive, concretional <1%, laterite on surface, steep slope.	0.8-1.00	30040	<0.05	2004165
10	17200	40850	404947.8	818017.6	30041	Soil	Clay, orange brown, massive, concretional >1%, duricrust, pisolite <1%, laterite boulders on surface, steep slope.	0.8-1.00	30041	<0.05	2004166
10	17200	40825	404946.9	817992.9	30042	Soil	Clay, orange brown, massive, concretional >1%, concretional laterite boulders on surface, medium slope.	0.8-1.00	30042	0.05	2004166
10	17200	40800	404946.0	817968.3	30043	Soil	Clay, orange red brown, massive, concretional >1%, concretional laterite boulders on surface, steep slope.	0.8-1.00	30043	0.05	2004166
10	17200	40775	404945.0	817943.6	30044	Soil	Clay, red brown, silty, concretional >1%, laterite on surface, steep slope.	0.8-1.00	30044	0.05	2004166
10	17200	40750	404944.1	817919.0	30045	Soil	Clay, orange brown, silty, concretional <1%, concretional on surface, steep slope.	0.8-1.00	30045	<0.05	2004166
10	17200	40725	404943.2	817894.3	30046	Soil	Clay, orange brown, silty, concretional >1%, quartz fragments <1%, pisolite <1%, steep slope.	0.8-1.00	30046	<0.05	2004166
10	17200	40700	404942.2	817869.7	30047	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30047	<0.05	2004166
10	17200	40675	404941.3	817845.0	30048	Soil	Clay, orange dark brown, massive, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30048	<0.05	2004166
10	17200	40650	404940.4	817820.4	30049	Soil	Clay, dark brown, silty, concretional on surface, medium slope.	0.8-1.00	30049	0.05	2004166

10	17200	40625	404939.4	817795.7	30050	Soil	Clay, dark brown, silty, concretional <1%, medium slope.	0.8-1.00	30050	<0.05	2004166
10	17200	40600	404938.5	817771.1	30051	Soil	Clay, dark red brown, silty, concretional <1%, medium slope.	0.8-1.00	30051	<0.05	2004166
10	17200	40575	404937.6	817746.4	30052	Soil	Clay, dark red brown, massive, concretional <1%, quartz fragments <1% (size ± 1 cm), medium slope.	0.8-1.00	30052	<0.05	2004166
10	17200	40550	404936.6	817721.8	30053	Soil	Clay, orange yellow brown, massive, concretional <1%, concretional on surface, medium slope.	0.8-1.00	30053	<0.05	2004166
10	17200	40525	404935.7	817697.1	30054	Soil	Clay, orange brown, massive, steep slope.	0.8-1.00	30054	<0.05	2004166
10	17200	40500	404934.8	817672.5	30055	Soil	Clay, orange brown, massive, concretional >1%, hilltop.	0.8-1.00	30055	<0.05	2004166
10	17200	40475	404933.8	817647.8	30056	Soil	Clay, dark brown, silty, concretional >1%, quartz fragments <1% (size ±1cm), concretional laterite on surface, medium slope.	0.8-1.00	30056	<0.05	2004166
10	17200	40450	404932.9	817623.2	30057	Soil	Clay, orange brown, massive, concretional >1%, concretional on surface, steep slope.	0.8-1.00	30057	<0.05	2004166
10	17200	40425	404932.0	817598.5	30058	Soil	Clay, orange yellow brown, silty, concretional <1%, steep slope.	0.8-1.00	30058	<0.05	2004166
10	17200	40400	404931.0	817573.9	30059	Soil	Clay, red brown, silty, concretional >1%, steep slope.	0.8-1.00	30059	0.06	2004166
10	17200	40375	404930.1	817549.2	30060	Soil	Clay, dark brown, silty, concretional <1%, concretional on surface, steep slope.	0.8-1.00	30060	0.05	2004166
10	17200	40350	404929.2	817524.5	30061	Soil	Clay, dark brown, saprolite, sandy, concretional on surface, steep slope.	0.8-1.00	30061	0.07	2004166
10	17200	40325	404928.2	817499.9	30062	Soil	Clay, orange yellow brown, pebbly, silty, creek bed ±3m east from station, steep slope.	0.8-1.00	30062	<0.05	2004166
10	17200	40300	404927.3	817475.2	30063	Soil	Clay, red dark brown, pebbly, silty, steep slope.	0.8-1.00	30063	0.05	2004166
10	17200	40275	404926.4	817450.6	30064	Soil	Clay, red brown, massive, quartz fragments <1% (size ±1cm), steep slope.	0.8-1.00	30064	0.05	2004166
10	17200	40250	404925.4	817425.9	30065	Soil	Clay, red brown, massive, quartz fragments <1% (size ±1cm), steep slope.	0.8-1.00	30065	<0.05	2004166
10	17200	40225	404924.5	817401.3	30066	Soil	Clay, red brown, massive, quartz fragments <1% (size ±1cm), steep slope.	0.8-1.00	30066	<0.05	2004166
10	17200	40200	404923.6	817376.6	30067	Soil	Clay, red brown, massive, concretional <1%, concretional on surface, medium slope.	0.8-1.00	30067	<0.05	2004166
10	17200	40175	404922.6	817352.0	30068	Soil	Clay, red brown, silty, concretional <1%, laterite on surface, steep slope.	0.8-1.00	30068	<0.05	2004166
10	17200	40150	404921.7	817327.3	30069	Soil	Clay, red brown, massive, concretional <1%, duricrust, concretional laterite on surface, steep slope.	0.8-1.00	30069	<0.05	2004166
10	17200	40125	404920.8	817302.7	30070	Soil	Clay, red brown, massive, concretional <1%, concretional laterite on surface, steep slope.	0.8-1.00	30070	<0.05	2004166

10	17200	40100	404919.8	817278.0	30071	Soil	Clay, orange pinkish brown, massive, concretional <1%, quartz fragments, steep slope.	0.8-1.00	30071	<0.05	2004166
10	17200	40075	404918.9	817253.4	30072	Soil	Clay, orange brown, massive, concretional <1%, steep slope.	0.8-1.00	30072	<0.05	2004166

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
10	17200	40050	404918.0	817228.7	30073	Soil	Clay, orange brown, silty, concretional <1%, steep slope.	0.8-1.00	30073	<0.05	2004166
10	17200	40025	404917.0	817204.1	30074	Soil	Clay, red brown, massive, concretional <1%, hilltop.	0.8-1.00	30074	<0.05	2004166
10	17200	40000	404916.1	817179.4	30075	Soil	Clay, red brown, massive, concretional <1%, medium slope.	0.8-1.00	30075	<0.05	2004166
10	17200	39975	404915.2	817154.8	30076	Soil	Clay, orange brown, silty, concretional >1%, medium slope.	0.8-1.00	30076	<0.05	2004166
10	17200	39950	404914.2	817130.1	30077	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30077	<0.05	2004166
10	17200	39925	404913.3	817105.5	30078	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30078	<0.05	2004166
10	17200	39900	404912.4	817080.8	30079	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30079	<0.05	2004166
10	17200	39875	404911.4	817056.2	30080	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30080	<0.05	2004173
10	17200	39850	404910.5	817031.5	30081	Soil	Clay, dark brown, massive, concretional <1%, medium slope.	0.8-1.00	30081	<0.05	2004173
10	17200	39825	404909.6	817006.8	30082	Soil	Clay, dark brown, silty, medium slope.	0.8-1.00	30082	<0.05	2004173
10	17200	39800	404908.6	816982.2	30083	Soil	Clay, red brown, silty, medium slope.	0.8-1.00	30083	<0.05	2004173
10	17200	39775	404907.7	816957.5	30084	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30084	<0.05	2004173
10	17200	39750	404906.8	816932.9	30085	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30085	<0.05	2004173
10	17200	39725	404905.8	816908.2	30086	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30086	<0.05	2004173
10	17200	39700	404904.9	816883.6	30087	Soil	Clay, red brown, massive, concretional <1%, medium slope.	0.8-1.00	30087	<0.05	2004173
10	17200	39675	404904.0	816858.9	30088	Soil	Clay, orange brown, massive, quartz (size±1cm), medium slope.	0.8-1.00	30088	<0.05	2004173
10	17200	39650	404903.0	816834.3	30089	Soil	Clay, dark brown, massive, pisolite <1%, quartz fragments<1%, medium slope.	0.8-1.00	30089	<0.05	2004173
10	17200	39625	404902.1	816809.6	30090	Soil	Clay, orange brown, massive, steep slope.	0.8-1.00	30090	<0.05	2004173
10	17200	39600	404901.2	816785.0	30091	Soil	Clay, orange red brown, massive, concretional <1% (size±2cm), quartz on surface, steep slope.	0.8-1.00	30091	<0.05	2004173
10	17200	39575	404900.2	816760.3	30092	Soil	Clay, dark orange brown, massive, concretional <1%, quartz fragments <1% (size±1cm), medium slope.	0.8-1.00	30092	<0.05	2004173
10	17200	39550	404899.3	816735.7	30093	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30093	<0.05	2004173
10	17200	39525	404898.4	816711.0	30094	Soil	Clay, orange brown, massive, concretional <1%, medium slope.	0.8-1.00	30094	<0.05	2004173
10	17200	39500	404897.4	816686.4	30095	Soil	Clay, orange brown, silty, steep slope.	0.8-1.00	30095	<0.05	2004173
10	17200	39475	404896.5	816661.7	30096	Soil	Clay, orange red brown, massive, concretional <1%, steep slope.	0.8-1.00	30096	<0.05	2004173
10	17200	39450	404895.6	816637.1	30097	Soil	Clay, orange brown, massive, concretional <1%, quartz fragments <1% (size±2cm), steep slope.	0.8-1.00	30097	<0.05	2004173
10	17200	39425	404894.6	816612.4	30098	Soil	Clay, orange brown, silty, concretional >1% (size±2cm), medium slope.	0.8-1.00	30098	<0.05	2004173

10	17200	39400	404893.7	816587.8	30099	Soil	Clay, orange brown, silty, concretional >1%, steep slope.	0.8-1.00	30099	<0.05	2004173
10	17200	39375	404892.8	816563.1	30100	Soil	Clay, orange brown, silty, steep slope.	0.8-1.00	30100	<0.05	2004173
10	17200	39350	404891.8	816538.5	30101	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30101	<0.05	2004173
10	17200	39325	404890.9	816513.8	30102	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30102	<0.05	2004173
10	17200	39300	404890.0	816489.1	30103	Soil	Clay, orange brown, silty, pebbly, medium slope.	0.8-1.00	30103	<0.05	2004173
10	17200	39275	404889.0	816464.5	30104	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30104	<0.05	2004173
10	17200	39250	404888.1	816439.8	30105	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30105	0.1	2004173
10	17200	39225	404887.2	816415.2	30106	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30106	<0.05	2004173
10	17200	39200	404886.2	816390.5	30107	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30107	<0.05	2004173
10	17200	39175	404885.3	816365.9	30108	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30108	<0.05	2004173
10	17200	39150	404884.4	816341.2	30109	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30109	<0.05	2004173
10	17200	39125	404883.4	816316.6	30110	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30110	<0.05	2004173
10	17200	39100	404882.5	816291.9	30111	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30111	<0.05	2004173
10	17200	39075	404881.6	816267.3	30112	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30112	<0.05	2004173
10	17200	39050	404880.6	816242.6	30113	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30113	<0.05	2004173
10	17200	39025	404879.7	816218.0	30114	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30114	<0.05	2004173
10	17200	39000	404878.8	816193.3	30115	Soil	Clay, orange brown, silty, concretional <1%, medium slope.	0.8-1.00	30115	<0.05	2004173
10	17200	38975	404877.8	816168.7	30116	Soil	Clay, orange brown, silty, concretional <1%, quartz fragments <1% (size±1cm), medium slope.	0.8-1.00	30116	<0.05	2004173
10	17200	38950	404876.9	816144.0	30117	Soil	Clay, orange brown, pebbly, silty, concretional <1%, medium slope.	0.8-1.00	30117	<0.05	2004173
10	17200	38925	404876.0	816119.4	30118	Soil	Clay, orange brown, massive, concretional, quartz on surface, medium slope.	0.8-1.00	30118	<0.05	2004173

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
10	17200	38900	404875.0	816094.7	30119	Soil	Clay, orange brown, massive, concretional <1%, quartz (size±2cm), medium slope.	0.8-1.00	30119	<0.05	2004173
10	17200	38875	404874.1	816070.1	30120	Soil	Clay, orange red brown, massive, medium slope.	0.8-1.00	30120	<0.05	2004173
10	17200	38850	404873.2	816045.4	30121	Soil	Clay, orange brown, pebbly, silty, concretional <1%, quartz (size±1cm), medium slope.	0.8-1.00	30121	<0.05	2004173
10	17200	38825	404872.3	816020.7	30122	Soil	Clay, orange brown, pebbly, silty, concretional >1%, quartz fragments (size±3cm), medium slope.	0.8-1.00	30122	<0.05	2004173
10	17200	38800	404871.3	815996.1	30123	Soil	Clay, orange brown, massive, concretional <1%, pisolite<1%, medium slope.	0.8-1.00	30123	<0.05	2004174
10	17200	38775	404870.4	815971.4	30124	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	30124	<0.05	2004174
10	17200	38750	404869.5	815946.8	30125	Soil	Clay, dark brown, pebbly, silty, concretional >1%, pisolite>1%, duricrust, quartz fragments <1%, medium slope.	0.8-1.00	30125	<0.05	2004174
10	17200	38725	404868.5	815922.1	30126	Soil	Clay, orange brown, massive, concretional >1%, quartz fragments >1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	30126	0.06	2004174
10	17200	38700	404867.6	815897.5	30127	Soil	Clay, orange red yellow brown, silty, quartz fragments >1%, concretional, quartz on surface, medium slope.	0.8-1.00	30127	<0.05	2004174
10	17200	38675	404866.7	815872.8		Soil	No sample, creek.			<0.05	2004174
10	17200	38650	404865.7	815848.2	30128	Soil	Clay, dark red yellow white brown, pebbly, quartz fragments >1% (size ±1cm), low slope.	0.8-1.00	30128	<0.05	2004174
10	17200	38625	404864.8	815823.5	30129	Soil	Clay, orange red brown, massive, concretional>1%, quartz veins, concretional on surface, medium slope.	0.8-1.00	30129	<0.05	2004174
10	17200	38600	404863.9	815798.9	30130	Soil	Clay, red brown, silty, sandy, concretional<1%, medium slope.	0.8-1.00	30130	<0.05	2004174
10	17200	38575	404862.9	815774.2	30131	Soil	Clay, orange brown, silty, concretional >1%, quartz (size±1cm), medium slope.	0.8-1.00	30131	<0.05	2004174
10	17200	38550	404862.0	815749.6	30132	Soil	Clay, red orange brown, silty, concretional>1%, quartz fragments>1% (size±1cm), medium slope.	0.8-1.00	30132	<0.05	2004174
10	17200	38525	404861.1	815724.9	30133	Soil	Clay, orange brown, pebbly, concretional >1%, quartz fragments<1%(size±2cm), concretional, quartz on surface, medium slope.	0.8-1.00	30133	<0.05	2004174
10	17200	38500	404860.1	815700.3	30134	Soil	Clay, orange brown, pebbly, silty, concretional >1%, quartz fragments>1%(size±3cm), quartz on surface, medium slope.	0.8-1.00	30134	<0.05	2004174
10	17200	38475	404859.2	815675.6	30135	Soil	Clay, orange brown, silty, pebbly, quartz fragments<1%, medium slope.	0.8-1.00	30135	<0.05	2004174
10	17200	38450	404858.3	815651.0	30136	Soil	Clay, orange brown, massive, concretional<1%, medium slope.	0.8-1.00	30136	<0.05	2004174
10	17200	38425	404857.3	815626.3	30137	Soil	Clay, red brown, massive, medium slope.	0.8-1.00	30137	<0.05	2004174
10	17200	38400	404856.4	815601.7	30138	Soil	Clay, orange brown, massive, pisolite<1%, duricrust, hilltop.	0.8-1.00	30138	<0.05	2004174
10	17200	38375	404855.5	815577.0	30139	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30139	<0.05	2004174
10	17200	38350	404854.5	815552.4	30140	Soil	Clay, orange brown, pebbly, concretional<1%, pisolite<1%, steep slope.	0.8-1.00	30140	<0.05	2004174
10	17200	38325	404853.6	815527.7	30141	Soil	Clay, red brown, silty, concretional<1%, medium slope.	0.8-1.00	30141	<0.05	2004174
10	17200	38300	404852.7	815503.0	30142	Soil	Clay, orange brown, silty, pebbly, medium slope.	0.8-1.00	30142	<0.05	2004174

10	17200	38275	404851.7	815478.4	30143	Soil	Clay, orange brown, silty, pebbly, steep slope.	0.8-1.00	30143	<0.05	2004174
10	17200	38250	404850.8	815453.7	30144	Soil	Clay, orange yellow red brown, pebbly, concretional>1%.	0.8-1.00	30144	<0.05	2004174
10	17200	38225	404849.9	815429.1	30145	Soil	Clay, dark brown, pebbly, concretional>1%, quartz fragments <1%, concretional on surface, steep slope.	0.8-1.00	30145	<0.05	2004174
10	17200	38200	404848.9	815404.4	30146	Soil	Clay, orange brown, massive, sandy, concretional, duricrust on surface, steep slope.	0.8-1.00	30146	0.07	2004174
10	17200	38175	404848.0	815379.8	30147	Soil	Clay, red brown, pebbly, silty, steep slope.	0.8-1.00	30147	<0.05	2004174
10	17200	38150	404847.1	815355.1	30148	Soil	Clay, red brown, massive, concretional<1%, quartz fragments>1%, hilltop.	0.8-1.00	30148	0.05	2004174
10	17200	38125	404846.1	815330.5	30149	Soil	Clay, orange brown, pebbly, silty, concretional<1%, hilltop.	0.8-1.00	30149	<0.05	2004174
10	17200	38100	404845.2	815305.8	30150	Soil	Clay, orange brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	30150	<0.05	2004174
10	17200	38075	404844.3	815281.2	30151	Soil	Clay, orange red brown, pebbly, silty, concretional>1%, concretional, quartz on surface, steep slope.	0.8-1.00	30151	<0.05	2004174
10	17200	38050	404843.3	815256.5	30152	Soil	Clay, orange red brown, silty, concretional<1%, hilltop.	0.8-1.00	30152	<0.05	2004174
10	17200	38025	404842.4	815231.9	30153	Soil	Clay, orange brown, massive, concretional<1%, medium slope.	0.8-1.00	30153	<0.05	2004174
10	17200	38000	404841.5	815207.2	30154	Soil	Clay, orange brown, massive, concretional<1%, quartz fragments>1%, steep slope.	0.8-1.00	30154	<0.05	2004174
10	17200	37975	404840.5	815182.6	30155	Soil	Clay, orange red brown, massive, pisolite>1%, steep slope.	0.8-1.00	30155	<0.05	2004174
10	17200	37950	404839.6	815157.9	30156	Soil	Clay, orange brown, massive, concretional>1%, pisolite>1%, steep slope.	0.8-1.00	30156	<0.05	2004174
10	17200	37925	404838.7	815133.3	30157	Soil	Clay, orange brown, massive, concretional>1%, pisolite>1%, concretional on surface, steep slope.	0.8-1.00	30157	<0.05	2004174

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
10	17200	37900	404837.7	815108.6	30158	Soil	Clay, orange brown, pebbly, concretional>1%, quartz fragments<1%, medium slope.	0.8-1.00	30158	<0.05	2004174
10	17200	37875	404836.8	815084.0	30159	Soil	Clay, orange brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	30159	<0.05	2004174
10	17200	37850	404835.9	815059.3	30160	Soil	Clay, orange brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30160	<0.05	2004174
10	17200	37825	404834.9	815034.7	30161	Soil	Clay, orange brown, pebbly, concretional<1%, quartz fragments<1%, medium slope.	0.8-1.00	30161	<0.05	2004174
10	17200	37800	404834.0	815010.0	30162	Soil	Clay, orange brown, pebbly, silty, concretional, medium slope.	0.8-1.00	30162	<0.05	2004174

10	17200	39600			55126	Chip Rock	Quartz, dis-agragated, Fe-filled fractures, white quartz.	Surface	55126	<0.05
10	17200	38900			55127	Chip Rock	Quartz, dis-agragated, Fe-filled fractures, white quartz.	Surface	55127	<0.05
10	17200	38075			55128	Chip Rock	Quartz, dis-agragated, Fe-filled fractures, white quartz.	Surface	55128	<0.05	2004174
11	17400	41900	405198.0	819043.0	30163	Soil	Clay, orange brown, pebbly, concretional >1%, concretional laterite on surface, steep slope.	0.8-1.00	30163	<0.05	2004174
11	17400	41875	405196.9	819018.5	30164	Soil	Clay, dark orange brown, pebbly, concretional >1%, concretional laterite boulders on surface, medium slope.	0.8-1.00	30164	<0.05	2004174
11	17400	41850	405195.8	818994.0	30165	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite >1%, concretional laterite boulders on surface, medium slope.	0.8-1.00	30165	<0.05	2004174
11	17400	41825	405194.7	818969.4	30166	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite <1%, concretional on surface, steep slope.	0.8-1.00	30166	<0.05	2004174
11	17400	41800	405193.6	818944.9	30167	Soil	Clay, orange brown, pebbly, silty, concretional >1%, duricrust, steep slope.	0.8-1.00	30167	<0.05	2004174
11	17400	41775	405192.5	818920.4	30168	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite >1%, concretional laterite on surface, steep slope.	0.8-1.00	30168	<0.05	2004175
11	17400	41750	405191.5	818895.9	30169	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, steep slope.	0.8-1.00	30169	<0.05	2004175
11	17400	41725	405190.4	818871.4	30170	Soil	Clay, orange brown, pebbly, silty, concretional >1%, quartz veins, quartz ±1cm, concretional laterite boulders on surface, steep slope.	0.8-1.00	30170	0.06	2004175
11	17400	41700	405189.3	818846.9	30171	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite <1%, concretional laterite on surface, medium slope.	0.8-1.00	30171	<0.05	2004175
11	17400	41675	405188.2	818822.3	30172	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite <1%, concretional on surface, medium slope.	0.8-1.00	30172	<0.05	2004175
11	17400	41650	405187.1	818797.8	30173	Soil	Clay, orange red brown, pebbly, concretional >1%, pisolite <1%, duricrust, concretional laterite on surface, medium slope.	0.8-1.00	30173	<0.05	2004175
11	17400	41625	405186.0	818773.3	30174	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite <1%, concretional laterite on surface, medium slope.	0.8-1.00	30174	<0.05	2004175
11	17400	41600	405184.9	818748.8	30175	Soil	Clay, orange brown, pebbly, silty, concretional >1%, pisolite >1%, medium slope.	0.6-0.80	30175	<0.05	2004175
11	17400	41575	405183.8	818724.3	30176	Soil	Clay, orange red brown, pebbly, silty, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30176	<0.05	2004175
11	17400	41550	405182.7	818699.7	30177	Soil	Clay, orange red brown, pebbly, silty, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30177	<0.05	2004175
11	17400	41525	405181.6	818675.2	30178	Soil	Clay, orange brown, pebbly, silty, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30178	<0.05	2004175

11	17400	41500	405180.5	818650.7	30179	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, hilltop.	0.8-1.00	30179	<0.05	2004175
11	17400	41475	405179.4	818626.2	30180	Soil	Clay, orange red brown, pebbly, silty, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30180	<0.05	2004175
11	17400	41450	405178.4	818601.7	30181	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30181	<0.05	2004175
11	17400	41425	405177.3	818577.2	30182	Soil	Clay, orange brown, silty, pebbly, concretional >1%, quartz fragments <1%, concretional on surface, steep slope.	0.8-1.00	30182	<0.05	2004175
11	17400	41400	405176.2	818552.6	30183	Soil	Clay, orange red brown, pebbly, silty, concretional >1%, quartz fragments <1%, concretional laterite on surface, steep slope.	0.8-1.00	30183	<0.05	2004175
11	17400	41375	405175.1	818528.1	30184	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite <1%, concretional laterite on surface, steep slope.	0.8-1.00	30184	<0.05	2004175
11	17400	41350	405174.0	818503.6	30185	Soil	Clay, orange brown, pebbly, concretional >1%, concretional laterite on surface, steep slope.	0.8-1.00	30185	<0.05	2004175
11	17400	41325	405172.9	818479.1	30186	Soil	Clay, dark orange brown, pebbly, concretional >1%, pisolite <1%, laterite on surface, medium slope.	0.8-1.00	30186	0.09	2004175
11	17400	41300	405171.8	818454.6	30187	Soil	Clay, orange brown, pebbly, concretional >1%, concretional, laterite boulders on surface, medium slope.	0.8-1.00	30187	<0.05	2004175

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
11	17400	41275	405170.7	818430.0	30188	Soil	Clay, orange brown, pebbly, concretional >1%, quartz fragments <1%, concretional laterite on surface, medium slope.	0.8-1.00	30188	<0.05	2004175
11	17400	41250	405169.6	818405.5	30189	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite <1%, concretional on surface, medium slope.	0.8-1.00	30189	<0.05	2004175
11	17400	41225	405168.5	818381.0	30190	Soil	Clay, orange red brown, pebbly, concretional >1%, pisolite >1%, concretional on surface, medium slope.	0.8-1.00	30190	<0.05	2004175
11	17400	41200	405167.4	818356.5	30191	Soil	Clay, orange red brown, pebbly, silty, concretional >1%, pisolite <1%, medium slope.	0.8-1.00	30191	0.06	2004175
11	17400	41175	405166.3	818332.0	30192	Soil	Clay, orange brown, pebbly, silty, concretional >1%, concretional laterite on surface, steep slope.	0.8-1.00	30192	<0.05	2004175
11	17400	41150	405165.3	818307.5	30193	Soil	Clay, orange brown, pebbly, concretional >1%, laterite boulders on surface, steep slope.	0.8-1.00	30193	<0.05	2004175
11	17400	41125	405164.2	818282.9	30194	Soil	Clay, yellow-brown, pebbly, concretional >1%, hilltop.	0.8-1.00	30194	<0.05	2004175
11	17400	41100	405163.1	818258.4	30195	Soil	Clay, orange dark brown, pebbly, concretional <1%, hilltop.	0.8-1.00	30195	<0.05	2004175
11	17400	41075	405162.0	818233.9	30196	Soil	Clay, orange brown, pebbly, concretional <1%, hilltop.	0.8-1.00	30196	<0.05	2004175
11	17400	41050	405160.9	818209.4	30197	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30197	<0.05	2004175
11	17400	41025	405159.8	818184.9	30198	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30198	<0.05	2004175
11	17400	41000	405158.7	818160.3	30199	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30199	<0.05	2004175
11	17400	40975	405157.6	818135.8	30200	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30200	<0.05	2004175
11	17400	40950	405156.5	818111.3	30201	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30201	<0.05	2004175
11	17400	40925	405155.4	818086.8	30202	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30202	<0.05	2004175
11	17400	40900	405154.3	818062.3	30203	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30203	<0.05	2004175
11	17400	40875	405153.2	818037.7	30204	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite <1%, medium slope.	0.8-1.00	30204	<0.05	2004175
11	17400	40850	405152.2	818013.2	30205	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30205	<0.05	2004175
11	17400	40825	405151.1	817988.7	30206	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30206	<0.05	2004175
11	17400	40800	405150.0	817964.2	30207	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30207	<0.05	2004175
11	17400	40775	405148.9	817939.7	30208	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30208	<0.05	2004175
11	17400	40750	405147.8	817915.2	30209	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30209	<0.05	2004175
11	17400	40725	405146.7	817890.6	30210	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, hilltop.	0.8-1.00	30210	<0.05	2004175
11	17400	40700	405145.6	817866.1	30211	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30211	<0.05	2004175
11	17400	40675	405144.5	817841.6	30212	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30212	<0.05	2004175
11	17400	40650	405143.4	817817.1	30213	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30213	<0.05	2004175

11	17400	40625	405142.3	817792.6	30214	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30214	<0.05	2004175
11	17400	40600	405141.2	817768.0	30215	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30215	<0.05	2004175
11	17400	40575	405140.2	817743.5	30216	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30216	<0.05	2004176
11	17400	40550	405139.1	817719.0	30217	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30217	<0.05	2004176
11	17400	40525	405138.0	817694.5	30218	Soil	Clay, orange brown, pebbly, concretional <1%, medium slope.	0.8-1.00	30218	<0.05	2004176
11	17400	40500	405136.9	817670.0	30219	Soil	Clay, orange brown, pebbly, concretional <1%, medium slope.	0.8-1.00	30219	<0.05	2004176
11	17400	40475	405135.8	817645.5	30220	Soil	Clay, orange brown, pebbly, silty, concretional <1%, medium slope.	0.8-1.00	30220	<0.05	2004176
11	17400	40450	405134.7	817620.9	30221	Soil	Clay, orange brown, pebbly, silty, concretional <1%, medium slope.	0.8-1.00	30221	<0.05	2004176
11	17400	40425	405133.6	817596.4	30222	Soil	Clay, orange brown, pebbly, silty, concretional <1%, medium slope.	0.8-1.00	30222	<0.05	2004176
11	17400	40400	405132.5	817571.9	30223	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30223	0.07	2004176
11	17400	40375	405131.4	817547.4	30224	Soil	Clay, orange brown, pebbly, concretional <1%, medium slope.	0.8-1.00	30224	<0.05	2004176
11	17400	40350	405130.3	817522.9	30225	Soil	Clay, orange brown, pebbly, concretional <1%, medium slope.	0.8-1.00	30225	0.08	2004176
11	17400	40325	405129.2	817498.3	30226	Soil	Clay, orange brown, pebbly, silty, concretional <1%, medium slope.	0.8-1.00	30226	0.05	2004176
11	17400	40300	405128.1	817473.8	30227	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30227	<0.05	2004176
11	17400	40275	405127.1	817449.3	30228	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30228	<0.05	2004176
11	17400	40250	405126.0	817424.8	30229	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30229	<0.05	2004176
11	17400	40225	405124.9	817400.3	30230	Soil	Clay, orange red brown, massive, concretional>1%, concretional laterite on surface, medium slope.	0.8-1.00	30230	<0.05	2004176
11	17400	40200	405123.8	817375.8	30231	Soil	Clay, orange brown, massive, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	30231	<0.05	2004176
11	17400	40175	405122.7	817351.2	30232	Soil	Clay, orange brown, massive, concretional>1%, pisolite>1%, quartz fragments <1%, medium slope.	0.8-1.00	30232	0.16	2004176

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
11	17400	40150	405121.6	817326.7	30233	Soil	Clay, orange yellow red brown, silty, concretional>1%, pisolite<1%, concretional laterite on surface, medium slope.	0.8-1.00	30233	<0.05	2004176
11	17400	40125	405120.5	817302.2	30234	Soil	Clay, dark brown, silty, steep slope.	0.8-1.00	30234	<0.05	2004176
11	17400	40100	405119.4	817277.7	30235	Soil	Clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30235	<0.05	2004176
11	17400	40075	405118.3	817253.2	30236	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30236	<0.05	2004176
11	17400	40050	405117.2	817228.6	30237	Soil	Clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30237	0.08	2004176
11	17400	40025	405116.1	817204.1	30238	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30238	0.14	2004176
11	17400	40000	405115.0	817179.6	30239	Soil	Clay, orange red brown, pebbly, concretional>1%, quartz fragments<1%, concretional on surface, medium slope.	0.8-1.00	30239	<0.05	2004176
11	17400	39975	405114.0	817155.1	30240	Soil	Clay, orange brown, pebbly, concretional>1%, pisolite, quartz fragments<1%, medium slope.	0.8-1.00	30240	<0.05	2004176
11	17400	39950	405112.9	817130.6	30241	Soil	Clay, orange brown, pebbly, concretional<1%, steep slope.	0.8-1.00	30241	0.06	2004176
11	17400	39925	405111.8	817106.1	30242	Soil	Clay, orange red brown, pebbly, concretional<1%, pisolite<1%, steep slope.	0.8-1.00	30242	0.08	2004176
11	17400	39900	405110.7	817081.5	30243	Soil	Clay, dark brown, pebbly, silty, medium slope.	0.8-1.00	30243	<0.05	2004176
11	17400	39875	405109.6	817057.0	30244	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30244	<0.05	2004176
11	17400	39850	405108.5	817032.5	30245	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30245	<0.05	2004176
11	17400	39825	405107.4	817008.0	30246	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30246	<0.05	2004176
11	17400	39800	405106.3	816983.5	30247	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30247	0.07	2004176
11	17400	39775	405105.2	816958.9	30248	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30248	<0.05	2004176
11	17400	39750	405104.1	816934.4	30249	Soil	Clay, orange brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	30249	0.06	2004176
11	17400	39725	405103.0	816909.9	30250	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30250	<0.05	2004176
11	17400	39700	405102.0	816885.4	30251	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30251	<0.05	2004176
11	17400	39675	405100.9	816860.9	30252	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30252	<0.05	2004176
11	17400	39650	405099.8	816836.4	30253	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30253	0.06	2004176
11	17400	39625	405098.7	816811.8	30254	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30254	<0.05	2004176
11	17400	39600	405097.6	816787.3	30255	Soil	Clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30255	<0.05	2004176
11	17400	39575	405096.5	816762.8	30256	Soil	Clay, orange brown, massive, concretional<1%, medium slope.	0.8-1.00	30256	0.09	2004176
11	17400	39550	405095.4	816738.3	30257	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30257	<0.05	2004176
11	17400	39525	405094.3	816713.8	30258	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30258	<0.05	2004176

11	17400	39500	405093.2	816689.2	30259	Soil	Clay, dark brown, pebbly, silty, medium slope.	0.8-1.00	30259	<0.05	2004176
11	17400	39475	405092.1	816664.7	30260	Soil	Clay, dark brown, silty, medium slope.	0.8-1.00	30260	<0.05	2004176
11	17400	39450	405091.0	816640.2	30261	Soil	Clay, dark brown, silty, medium slope.	0.8-1.00	30261	<0.05	2004176
11	17400	39425	405089.9	816615.7	30262	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30262	<0.05	2004176
11	17400	39400	405088.9	816591.2	30263	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30263	<0.05	2004176
11	17400	39375	405087.8	816566.7	30264	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30264	<0.05	2004177
11	17400	39350	405086.7	816542.1	30265	Soil	Clay, dark brown, silty, medium slope.	0.8-1.00	30265	<0.05	2004177
11	17400	39325	405085.6	816517.6	30266	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30266	<0.05	2004177
11	17400	39300	405084.5	816493.1	30267	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30267	<0.05	2004177
11	17400	39275	405083.4	816468.6	30268	Soil	Clay, dark orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30268	<0.05	2004177
11	17400	39250	405082.3	816444.1	30269	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30269	<0.05	2004177
11	17400	39225	405081.2	816419.5	30270	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30270	<0.05	2004177
11	17400	39200	405080.1	816395.0	30271	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30271	<0.05	2004177
11	17400	39175	405079.0	816370.5	30272	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30272	<0.05	2004177
11	17400	39150	405077.9	816346.0	30273	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30273	<0.05	2004177
11	17400	39125	405076.8	816321.5	30274	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30274	<0.05	2004177
11	17400	39100	405075.8	816297.0	30275	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30275	<0.05	2004177
11	17400	39075	405074.7	816272.4	30276	Soil	Clay, dark brown, silty, medium slope.	0.8-1.00	30276	<0.05	2004177
11	17400	39050	405073.6	816247.9	30277	Soil	Clay, dark brown, pebbly, silty, medium slope.	0.8-1.00	30277	<0.05	2004177

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
11	17400	39025	405072.5	816223.4	30278	Soil	Clay, dark brown, silty, medium slope.	0.8-1.00	30278	<0.05	2004177
11	17400	39000	405071.4	816198.9	30279	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30279	<0.05	2004177
11	17400	38975	405070.3	816174.4	30280	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30280	<0.05	2004177
11	17400	38950	405069.2	816149.8	30281	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30281	<0.05	2004177
11	17400	38925	405068.1	816125.3	30282	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30282	<0.05	2004177
11	17400	38900	405067.0	816100.8	30283	Soil	Clay, orange brown, pebbly, silty, steep slope.	0.8-1.00	30283	<0.05	2004177
11	17400	38875	405065.9	816076.3	30284	Soil	Clay, orange brown, pebbly, silty, steep slope.	0.8-1.00	30284	<0.05	2004177
11	17400	38850	405064.8	816051.8	30285	Soil	Clay, orange brown, pebbly, silty, concretional<1%, steep slope.	0.8-1.00	30285	<0.05	2004177
11	17400	38825	405063.7	816027.2	30286	Soil	Clay, orange brown, silty, concretional on surface, steep slope.	0.8-1.00	30286	<0.05	2004177
11	17400	38800	405062.7	816002.7	30287	Soil	Clay, orange brown, pebbly, silty, concretional>1%, creek ±3m west from station, medium slope.	0.8-1.00	30287	<0.05	2004177
11	17400	38775	405061.6	815978.2	30288	Soil	Clay, orange yellow brown, pebbly, silty, concretional>1%, quartz fragments>1%, steep slope.	0.8-1.00	30288	0.06	2004177
11	17400	38750	405060.5	815953.7			No sample, creek.				2004177
11	17400	38725	405059.4	815929.2	30289	Soil	Clay, red brown, massive, concretional>1%, pisolite>1%, concretional laterite and quartz on surface, medium slope.	0.8-1.00	30289	<0.05	2004177
11	17400	38700	405058.3	815904.7	30290	Soil	Clay, dark orange brown, massive, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30290	<0.05	2004177
11	17400	38675	405057.2	815880.1	30291	Soil	Clay, red brown, massive, concretional>1%, concretional laterite on surface, medium slope.	0.8-1.00	30291	<0.05	2004177
11	17400	38650	405056.1	815855.6	30292	Soil	Clay, red brown, massive, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	30292	<0.05	2004177
11	17400	38625	405055.0	815831.1			No sample, porknocker area.			<0.05	2004177
11	17400	38600	405053.9	815806.6	30293	Soil	Clay, dark orange brown, silty, concretional>1%, quartz fragments>1%, concretional quartz on surface, medium slope.	0.8-1.00	30293	<0.05	2004177
11	17400	38575	405052.8	815782.1	30294	Soil	Clay, dark orange brown, silty, pisolite>1%, quartz fragments>1%, concretional on surface, medium slope.	0.8-1.00	30294	<0.05	2004177
11	17400	38550	405051.7	815757.5	30295	Soil	Clay, red orange brown, massive, concretional>1%, quartz fragments>1%, concretional on surface, medium slope.	0.8-1.00	30295	<0.05	2004177
11	17400	38525	405050.7	815733.0	30296	Soil	Clay, red orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30296	<0.05	2004177
11	17400	38500	405049.6	815708.5	30297	Soil	Clay, orange brown, silty, concretional<1%, quartz fragments<1%, medium slope.	0.8-1.00	30297	<0.05	2004177
11	17400	38475	405048.5	815684.0	30298	Soil	Clay, reddish brown, massive, concretional<1%, medium slope.	0.8-1.00	30298	<0.05	2004177
11	17400	38450	405047.4	815659.5	30299	Soil	Clay, red brown, massive, concretional<1%, hilltop.	0.8-1.00	30299	<0.05	2004177
11	17400	38425	405046.3	815635.0	30300	Soil	Clay, red brown, massive, concretional<1%, hilltop.	0.8-1.00	30300	<0.05	2004177
11	17400	38400	405045.2	815610.4	30301	Soil	Clay, orange brown, massive, concretional>1%, quartz fragments>1%, duricrust, hilltop.	0.8-1.00	30301	<0.05	2004177

11	17400	38375	405044.1	815585.9	30302	Soil	Clay, red orange brown, massive, duricrust, concretional<1%, hilltop.	0.8-1.00	30302	<0.05	2004177
11	17400	38350	405043.0	815561.4	30303	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30303	<0.05	2004177
11	17400	38325	405041.9	815536.9	30304	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30304	<0.05	2004177
11	17400	38300	405040.8	815512.4	30305	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30305	<0.05	2004177
11	17400	38275	405039.7	815487.8	30306	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30306	<0.05	2004177
11	17400	38250	405038.6	815463.3	30307	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30307	<0.05	2004177
11	17400	38225	405037.6	815438.8	30308	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30308	<0.05	2004177
11	17400	38200	405036.5	815414.3	30309	Soil	Clay, dark orange brown, silty, steep slope.	0.8-1.00	30309	<0.05	2004177
11	17400	38175	405035.4	815389.8	30310	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30310	<0.05	2004177
11	17400	38150	405034.3	815365.3	30311	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30311	<0.05	2004177
11	17400	38125	405033.2	815340.7	30312	Soil	Clay, dark red brown, silty, medium slope.	0.8-1.00	30312	<0.05	2004178
11	17400	38100	405032.1	815316.2	30313	Soil	Clay, white yellow orange brown, pebbly, silty, concretional<1%, quartz fragments>1%, low slope.	0.8-1.00	30313	<0.05	2004178
11	17400	38075	405031.0	815291.7	30314	Soil	Clay, orange brown, massive, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30314	0.08	2004178
11	17400	38050	405029.9	815267.2	30315	Soil	Clay, dark orange brown, massive, concretional<1%, quartz veins, quartz on surface, medium slope.	0.8-1.00	30315	0.11	2004178
11	17400	38025	405028.8	815242.7			No sample, old porknocker area.				2004178
11	17400	38000	405027.7	815218.1			No sample, old porknocker area.				2004178
11	17400	37975	405026.6	815193.6	30316	Soil	Clay, white yellow orange, pebbly, silty, concretional>1%, low slope.	0.8-1.00	30316	<0.05	2004178

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
11	17400	37950	405025.5	815169.1	30317	Soil	Clay, orange brown, massive, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	30317	<0.05	2004178
11	17400	37925	405024.5	815144.6	30318	Soil	Clay, orange brown, massive, concretional>1%, quartz veins>1%, quartz on surface, medium slope.	0.8-1.00	30318	<0.05	2004178
11	17400	37900	405023.4	815120.1	30319	Soil	Clay, orange brown, massive, concretional>1%, quartz veins>1%, quartz on surface, medium slope.	0.8-1.00	30319	<0.05	2004178
11	17400	37875	405022.3	815095.6	30320	Soil	Clay, yellow white brown, silty, concretional<1%, quartz<1%, low slope.	0.8-1.00	30320	<0.05	2004178
11	17400	37850	405021.2	815071.0	30321	Soil	Clay, yellow brown, massive, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30321	<0.05	2004178
11	17400	37825	405020.1	815046.5	30322	Soil	Clay, orange brown, massive, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	30322	<0.05	2004178
11	17400	37800	405019.0	815022.0	30323	Soil	Clay, orange brown, silty, concretional<1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	30323	<0.05	2004178

11	17400	38775			55129	Chip rock	Quartz, dis-agregated, Fe-oxide filled fractures, white quartz.	Surface	55129	<0.05	2004177
11	17400	38050			55130	Chip rock	Quartz, Fe-oxide filled fractures, brown quartz.	Surface	55130	<0.05	2004177
12	17600	41900	405372.0	819070.0	30324	Soil	Clay, orange brown, massive, concretional >1%, medium slope.	0.8-1.00	30324	<0.05	2004178
12	17600	41875	405371.2	819045.2	30325	Soil	Clay, yellow red orange brown, massive, medium slope.	0.8-1.00	30325	<0.05	2004178
12	17600	41850	405370.4	819020.3	30326	Soil	Clay, yellow orange brown, silty, concretional<1%, steep slope.	0.8-1.00	30326	<0.05	2004178
12	17600	41825	405369.5	818995.5			No sample, creek.			<0.05	2004178
12	17600	41800	405368.7	818970.7	30327	Soil	Clay, orange brown, silty, concretional >1%, duricrust, laterite boulders on surface, medium slope.	0.8-1.00	30327	<0.05	2004178
12	17600	41775	405367.9	818945.9	30328	Soil	Clay, orange brown, silty, concretional >1%, dolerite rock on surface, steep slope.	0.8-1.00	30328	<0.05	2004178
12	17600	41750	405367.1	818921.0	30329	Soil	Clay, red orange, massive, concretional >1%, dolerite rock on surface, medium slope.	0.8-1.00	30329	<0.05	2004178
12	17600	41725	405366.2	818896.2	30330	Soil	Clay, yellow orange brown, massive, concretional >1%, quartz fragments<1%, dolerite rock on surface, medium slope.	0.8-1.00	30330	<0.05	2004178
12	17600	41700	405365.4	818871.4	30331	Soil	Clay, orange brown, silty, duricrust on surface, medium slope.	0.8-1.00	30331	<0.05	2004178
12	17600	41675	405364.6	818846.5			No sample, creek.				2004178
12	17600	41650	405363.8	818821.7	30332	Soil	Clay, yellow orange brown, silty, saprolite, medium slope.	0.8-1.00	30332	<0.05	2004178
12	17600	41625	405362.9	818796.9	30333	Soil	Clay, yellow brown, silty, saprolite, steep slope.	0.8-1.00	30333	<0.05	2004178
12	17600	41600	405362.1	818772.0	30334	Soil	Clay, orange red yellow white brown, silty, saprolite, steep slope.	0.8-1.00	30334	<0.05	2004178
12	17600	41575	405361.3	818747.2	30335	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30335	<0.05	2004178
12	17600	41550	405360.5	818722.4	30336	Soil	Clay, orange brown, silty, concretional<1%, concretional on surface, steep slope.	0.6-0.80	30336	<0.05	2004178
12	17600	41525	405359.7	818697.6	30337	Soil	Clay, orange brown, massive, quartz fragments<1%, steep slope.	0.8-1.00	30337	<0.05	2004178

12	17600	41500	405358.8	818672.7	30338	Soil	Clay, red orange brown, pebbly, silty, steep slope.	0.8-1.00	30338	<0.05	2004178
12	17600	41475	405358.0	818647.9	30339	Soil	Clay, orange brown, silty, quartz fragments<1%, concretional >1%, laterite boulders on surface, medium slope.	0.8-1.00	30339	<0.05	2004178
12	17600	41450	405357.2	818623.1	30340	Soil	Clay, orange brown, pebbly, silty, quartz fragments<1%, laterite boulders on surface, medium slope.	0.8-1.00	30340	<0.05	2004178
12	17600	41425	405356.4	818598.2	30341	Soil	Clay, orange brown, pebbly, concretional >1%, laterite on surface, medium slope.	0.8-1.00	30341	<0.05	2004178
12	17600	41400	405355.5	818573.4	30342	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30342	<0.05	2004178
12	17600	41375	405354.7	818548.6	30343	Soil	Clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30343	<0.05	2004178
12	17600	41350	405353.9	818523.8	30344	Soil	Clay, orange brown, pebbly, concretional >1%, laterite on surface, medium slope.	0.8-1.00	30344	<0.05	2004178
12	17600	41325	405353.1	818498.9	30345	Soil	Clay, orange brown, pebbly, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30345	<0.05	2004178
12	17600	41300	405352.2	818474.1	30346	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30346	<0.05	2004178
12	17600	41275	405351.4	818449.3	30347	Soil	Clay, orange brown, pebbly, concretional >1%, laterite boulders on surface, medium slope.	0.8-1.00	30347	<0.05	2004178
12	17600	41250	405350.6	818424.4	30348	Soil	Clay, orange brown, pebbly, concretional >1%, duricrust, laterite boulders on surface, medium slope.	0.8-1.00	30348	0.07	2004178
12	17600	41225	405349.8	818399.6	30349	Soil	Clay, orange brown, pebbly, concretional >1%, duricrust, laterite on surface, medium slope.	0.8-1.00	30349	0.13	2004178
12	17600	41200	405349.0	818374.8	30350	Soil	Clay, orange brown, pebbly, concretional>1%, concretional laterite on surface, medium slope.	0.8-1.00	30350	<0.05	2004178
12	17600	41175	405348.1	818350.0	30351	Soil	Clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30351	<0.05	2004178
12	17600	41150	405347.3	818325.1	30352	Soil	Clay, orange brown, pebbly, concretional >1%, hilltop.	0.8-1.00	30352	<0.05	2004178
12	17600	41125	405346.5	818300.3	30353	Soil	Clay, orange brown, pebbly, concretional >1%, hilltop.	0.8-1.00	30353	<0.05	2004178
12	17600	41100	405345.7	818275.5	30354	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30354	<0.05	2004178
12	17600	41075	405344.8	818250.6	30355	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30355	<0.05	2004178

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
12	17600	41050	405344.0	818225.8	30356	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30356	<0.05	2004178
12	17600	41025	405343.2	818201.0	30357	Soil	Clay, orange brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	30357	<0.05	2004178
12	17600	41000	405342.4	818176.1	30358	Soil	Clay, orange brown, pebbly, silty, concretional >1%, medium slope.	0.8-1.00	30358	<0.05	2004178
12	17600	40975	405341.5	818151.3	30359	Soil	Clay, orange brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	30359	<0.05	2004179
12	17600	40950	405340.7	818126.5	30360	Soil	Clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30360	<0.05	2004179
12	17600	40925	405339.9	818101.7	30361	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30361	<0.05	2004179
12	17600	40900	405339.1	818076.8	30362	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30362	<0.05	2004179
12	17600	40875	405338.3	818052.0	30363	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30363	<0.05	2004179
12	17600	40850	405337.4	818027.2	30364	Soil	Clay, orange red brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30364	<0.05	2004179
12	17600	40825	405336.6	818002.3	30365	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30365	<0.05	2004179
12	17600	40800	405335.8	817977.5	30366	Soil	Clay, orange red brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30366	<0.05	2004179
12	17600	40775	405335.0	817952.7	30367	Soil	Clay, orange dark brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30367	<0.05	2004179
12	17600	40750	405334.1	817927.9	30368	Soil	Clay, orange brown, pebbly, concretional >1%, concretional on surface, medium slope.	0.8-1.00	30368	<0.05	2004179
12	17600	40725	405333.3	817903.0	30369	Soil	Clay, orange brown, pebbly, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30369	<0.05	2004179
12	17600	40700	405332.5	817878.2	30370	Soil	Clay, orange red brown, pebbly, silty, concretional >1%, pisolite>1%, concretional laterite on surface, medium slope.	0.8-1.00	30370	<0.05	2004179
12	17600	40675	405331.7	817853.4	30371	Soil	Clay, orange red brown, pebbly, concretional >1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	30371	To Follow	2004179
12	17600	40650	405330.8	817828.5	30372	Soil	Clay, orange brown, pebbly, concretional >1%, medium slope.	0.8-1.00	30372	<0.05	2004179
12	17600	40625	405330.0	817803.7	30373	Soil	Clay, orange brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	30373	<0.05	2004179
12	17600	40600	405329.2	817778.9	30374	Soil	Clay, orange brown, pebbly, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	30374	<0.05	2004179
12	17600	40575	405328.4	817754.0	30375	Soil	Clay, red brown, pebbly, concretional>1%, concretional laterite on surface, hilltop.	0.8-1.00	30375	<0.05	2004179
12	17600	40550	405327.5	817729.2	30376	Soil	Clay, orange red brown, pebbly, concretional >1%, pisolite<1%, quartz fragments<1%, concretional laterite on surface, medium slope.	0.8-1.00	30376	<0.05	2004179
12	17600	40525	405326.7	817704.4	30377	Soil	Clay, orange brown, pebbly, concretional >1%, concretional laterite on surface, medium slope.	0.8-1.00	30377	<0.05	2004179
12	17600	40500	405325.9	817679.6	30378	Soil	Clay, orange brown, pebbly, concretional >1%, pisolite<1%, quartz fragments<1%(size±1cm), steep slope.	0.8-1.00	30378	<0.05	2004179
12	17600	40475	405325.1	817654.7	30379	Soil	Clay, orange red brown, pebbly, concretional >1%, pisolite<1%, quartz vein, concretional on surface, steep slope.	0.8-1.00	30379	<0.05	2004179
12	17600	40450	405324.3	817629.9	30380	Soil	Clay, orange red brown, pebbly, concretional >1%, pisolite<1%, steep slope.	0.8-1.00	30380	<0.05	2004179

12	17600	40425	405323.4	817605.1			No sample, porknocker area.				2004179
12	17600	40400	405322.6	817580.2			No sample, porknocker area.				2004179
12	17600	40375	405321.8	817555.4			No sample, swamp area.				2004179
12	17600	40350	405321.0	817530.6	30381	Soil	Clay, orange red brown, silty, concretional>1%, concretional quartz on surface, medium slope.	0.8-1.00	30381	<0.05	2004179
12	17600	40325	405320.1	817505.8	30382	Soil	Clay, orange red brown, silty, concretional>1%, concretional quartz on surface, medium slope.	0.8-1.00	30382	<0.05	2004179
12	17600	40300	405319.3	817480.9	30383	Soil	Clay, orange brown, massive, concretional>1%, pisolite>1%, quartz fragments<1%, concretional quartz on surface, medium slope.	0.8-1.00	30383	<0.05	2004179
12	17600	40275	405318.5	817456.1	30384	Soil	Clay, orange red brown, pebbly, silty, concretional>1%, quartz fragments>1%, concretional quartz on surface, medium slope.	0.8-1.00	30384	<0.05	2004179
12	17600	40250	405317.7	817431.3	30385	Soil	Clay, orange brown, massive, quartz on surface, medium slope.	0.8-1.00	30385	<0.05	2004179
12	17600	40225	405316.8	817406.4	30386	Soil	Clay, orange brown, pebbly, silty, concretional<1%, quartz fragments>1%, medium slope.	0.8-1.00	30386	<0.05	2004179
12	17600	40200	405316.0	817381.6	30387	Soil	Clay, orange red brown, pebbly, silty, quartz fragments<1%, quartz on surface, medium slope.	0.8-1.00	30387	<0.05	2004179
12	17600	40175	405315.2	817356.8	30388	Soil	Clay, orange red brown, massive, quartz veins, quartz on surface, steep slope.	0.8-1.00	30388	<0.05	2004179
12	17600	40150	405314.4	817332.0	30389	Soil	Clay, orange dark brown, silty, quartz on surface, small creek ±4m west from station, medium slope.	0.8-1.00	30389	<0.05	2004179
12	17600	40125	405313.6	817307.1	30390	Soil	Clay, yellow orange red brown, silty, duricrust on surface, steep slope.	0.8-1.00	30390	<0.05	2004179
12	17600	40100	405312.7	817282.3	30391	Soil	Clay, yellow orange red brown, silty, concretional<1%, quartz fragments>1%, medium slope.	0.8-1.00	30391	0.05	2004179
12	17600	40075	405311.9	817257.5	30392	Soil	Clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30392	<0.05	2004179

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
12	17600	40050	405311.1	817232.6	30393	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30393	<0.05	2004179
12	17600	40025	405310.3	817207.8	30394	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30394	<0.05	2004179
12	17600	40000	405309.4	817183.0	30395	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30395	<0.05	2004179
12	17600	39975	405308.6	817158.1	30396	Soil	Clay, orange brown, pebbly, hilltop.	0.8-1.00	30396	<0.05	2004179
12	17600	39950	405307.8	817133.3	30397	Soil	Clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30397	<0.05	2004179
12	17600	39925	405307.0	817108.5	30398	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30398	<0.05	2004179
12	17600	39900	405306.1	817083.7	30399	Soil	Clay, orange reddish-brown, silty, medium slope.	0.8-1.00	30399	<0.05	2004179
12	17600	39875	405305.3	817058.8			No sample, creek.				2004179
12	17600	39850	405304.5	817034.0	30400	Soil	Clay, orange brown, pebbly, silty, steep slope.	0.8-1.00	30400	<0.05	2004179
12	17600	39825	405303.7	817009.2	30401	Soil	Clay, orange brown, pebbly, silty, concretional<1%, quartz fragments<1%, quartz on surface, steep slope.	0.8-1.00	30401	<0.05	2004179
12	17600	39800	405302.9	816984.3	30402	Soil	Clay, orange brown, pebbly, medium slope.	0.8-1.00	30402	<0.05	2004179
12	17600	39775	405302.0	816959.5	30403	Soil	Clay, orange brown, silty, pebbly, medium slope.	0.8-1.00	30403	<0.05	2004179
12	17600	39750	405301.2	816934.7	30404	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30404	<0.05	2004179
12	17600	39725	405300.4	816909.9	30405	Soil	Clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	30405	<0.05	2004179
12	17600	39700	405299.6	816885.0	30406	Soil	Clay, orange brown, pebbly, concretional<1%, steep slope.	0.8-1.00	30406	<0.05	2004179
12	17600	39675	405298.7	816860.2	30407	Soil	Clay, orange brown, pebbly, hilltop.	0.8-1.00	30407	<0.05	2004179
12	17600	39650	405297.9	816835.4	30408	Soil	Clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30408	<0.05	2004180
12	17600	39625	405297.1	816810.5	30409	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30409	<0.05	2004180
12	17600	39600	405296.3	816785.7	30410	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30410	<0.05	2004180
12	17600	39575	405295.4	816760.9	30411	Soil	Clay, dark orange, silty, medium slope.	0.8-1.00	30411	<0.05	2004180
12	17600	39550	405294.6	816736.0	30412	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30412	<0.05	2004180
12	17600	39525	405293.8	816711.2	30413	Soil	Clay, orange brown, silty, concretional>1%, quartz fragments<1%, medium slope.	0.8-1.00	30413	<0.05	2004180
12	17600	39500	405293.0	816686.4	30414	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30414	<0.05	2004180
12	17600	39475	405292.2	816661.6	30415	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30415	<0.05	2004180
12	17600	39450	405291.3	816636.7	30416	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30416	<0.05	2004180
12	17600	39425	405290.5	816611.9	30417	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30417	<0.05	2004180

12	17600	39400	405289.7	816587.1	30418	Soil	Clay, dark orange brown, silty, pisolite<1%, medium slope.	0.8-1.00	30418	<0.05	2004180
12	17600	39375	405288.9	816562.2	30419	Soil	Clay, dark brown, silty, medium slope.	0.8-1.00	30419	<0.05	2004180
12	17600	39350	405288.0	816537.4	30420	Soil	Clay, dark orange, silty, medium slope.	0.8-1.00	30420	<0.05	2004180
12	17600	39325	405287.2	816512.6	30421	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30421	<0.05	2004180
12	17600	39300	405286.4	816487.8	30422	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30422	<0.05	2004180
12	17600	39275	405285.6	816462.9	30423	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30423	<0.05	2004180
12	17600	39250	405284.7	816438.1	30424	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30424	<0.05	2004180
12	17600	39225	405283.9	816413.3	30425	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30425	<0.05	2004180
12	17600	39200	405283.1	816388.4	30426	Soil	Clay, dark orange brown, massive, medium slope.	0.8-1.00	30426	<0.05	2004180
12	17600	39175	405282.3	816363.6	30427	Soil	Clay, dark orange, silty, medium slope.	0.8-1.00	30427	<0.05	2004180
12	17600	39150	405281.5	816338.8	30428	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30428	<0.05	2004180
12	17600	39125	405280.6	816314.0	30429	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30429	<0.05	2004180
12	17600	39100	405279.8	816289.1	30430	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30430	<0.05	2004180
12	17600	39075	405279.0	816264.3	30431	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30431	<0.05	2004180
12	17600	39050	405278.2	816239.5	30432	Soil	Clay, orange brown, massive, concretional<1%, concretional on surface, medium slope.	0.8-1.00	30432	<0.05	2004180
12	17600	39025	405277.3	816214.6	30433	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30433	<0.05	2004180
12	17600	39000	405276.5	816189.8	30434	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30434	<0.05	2004180
12	17600	38975	405275.7	816165.0	30435	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30435	<0.05	2004180
12	17600	38950	405274.9	816140.1	30436	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30436	<0.05	2004180
12	17600	38925	405274.0	816115.3	30437	Soil	Clay, dark orange brown, silty, medium slope.	0.8-1.00	30437	<0.05	2004180

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
12	17600	38900	405273.2	816090.5	30438	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30438	<0.05	2004180
12	17600	38875	405272.4	816065.7	30439	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30439	<0.05	2004180
12	17600	38850	405271.6	816040.8	30440	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30440	<0.05	2004180
12	17600	38825	405270.7	816016.0	30441	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30441	<0.05	2004180
12	17600	38800	405269.9	815991.2	30442	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30442	<0.05	2004180
12	17600	38775	405269.1	815966.3	30443	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30443	<0.05	2004180
12	17600	38750	405268.3	815941.5	30444	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30444	<0.05	2004180
12	17600	38725	405267.5	815916.7	30445	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30445	<0.05	2004180
12	17600	38700	405266.6	815891.9	30446	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30446	<0.05	2004180
12	17600	38675	405265.8	815867.0	30447	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30447	<0.05	2004180
12	17600	38650	405265.0	815842.2	30448	Soil	Clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30448	<0.05	2004180
12	17600	38625	405264.2	815817.4	30449	Soil	Clay, red orange, massive, medium slope.	0.8-1.00	30449	<0.05	2004180
12	17600	38600	405263.3	815792.5	30450	Soil	Clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30450	<0.05	2004180
12	17600	38575	405262.5	815767.7	30451	Soil	Clay, light brown, silty, steep slope.	0.8-1.00	30451	<0.05	2004180
12	17600	38550	405261.7	815742.9	30452	Soil	Clay, yellowish orange, pebbly, concretional>1%, quartz fragments>1%, quartz-laterite on surface, creek ±5m west from station, low slope.	0.8-1.00	30452	<0.05	2004180
12	17600	38525	405260.9	815718.0	30453	Soil	Clay, orange brown, silty, concretional>1%, quartz fragments>1%, quartz concretional on surface, steep slope.	0.8-1.00	30453	<0.05	2004180
12	17600	38500	405260.0	815693.2	30454	Soil	Clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30454	<0.05	2004180
12	17600	38475	405259.2	815668.4	30455	Soil	Clay, orange brown, silty, concretional>1%, pisolite>1%, hilltop.	0.8-1.00	30455	<0.05	2004180
12	17600	38450	405258.4	815643.6	30456	Soil	Clay, orange brown, silty, pebbly, concretional<1%, hilltop.	0.8-1.00	30456	<0.05	2004180
12	17600	38425	405257.6	815618.7	30457	Soil	Clay, orange brown, silty, hilltop.	0.8-1.00	30457	<0.05	2004180
12	17600	38400	405256.8	815593.9	30458	Soil	Clay, orange brown, silty, hilltop.	0.8-1.00	30458	<0.05	2004181
12	17600	38375	405255.9	815569.1	30459	Soil	Clay, orange brown, silty, hilltop.	0.8-1.00	30459	<0.05	2004181
12	17600	38350	405255.1	815544.2	30460	Soil	Clay, red orange, silty, hilltop.	0.8-1.00	30460	<0.05	2004181
12	17600	38325	405254.3	815519.4	30461	Soil	Clay, orange brown, steep slope.	0.8-1.00	30461	<0.05	2004181
12	17600	38300	405253.5	815494.6	30462	Soil	Clay, light brown, silty, quartz fragments<1%, steep slope.	0.8-1.00	30462	<0.05	2004181
12	17600	38275	405252.6	815469.8	30463	Soil	Clay, dark brown, pebbly, silty, steep slope.	0.8-1.00	30463	To Follow	2004181

12	17600	38250	405251.8	815444.9	30464	Soil	Clay, orange brown, pebbly, silty, steep slope.	0.8-1.00	30464	0.06	2004181
12	17600	38225	405251.0	815420.1	30465	Soil	Clay, light brown, silty, steep slope.	0.8-1.00	30465	To Follow	2004181
12	17600	38200	405250.2	815395.3	30466	Soil	Clay, orange brown, silty, quartz on surface, steep slope.	0.8-1.00	30466	To Follow	2004181
12	17600	38175	405249.3	815370.4	30467	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30467	To Follow	2004181
12	17600	38150	405248.5	815345.6	30468	Soil	Clay, reddish-orange, massive, quartz on surface, medium slope.	0.8-1.00	30468	0.07	2004181
12	17600	38125	405247.7	815320.8	30469	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30469	<0.05	2004181
12	17600	38100	405246.9	815296.0	30470	Soil	Clay, light brown, massive, medium slope.	0.8-1.00	30470	<0.05	2004181
12	17600	38075	405246.1	815271.1	30471	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30471	0.13	2004181
12	17600	38050	405245.2	815246.3	30472	Soil	Clay, orange brown, massive, medium slope.	0.8-1.00	30472	<0.05	2004181
12	17600	38025	405244.4	815221.5	30473	Soil	Clay, orange brown, silty, concretional<1%, quartz fragments>1%, medium slope.	0.8-1.00	30473	0.06	2004181
12	17600	38000	405243.6	815196.6	30474	Soil	Clay, orange brown, silty, medium slope.	0.8-1.00	30474	<0.05	2004181
12	17600	37975	405242.8	815171.8	30475	Soil	Clay, orange brown, silty, quartz fragments>1%, medium slope.	0.8-1.00	30475	<0.05	2004181
12	17600	37950	405241.9	815147.0	30476	Soil	Clay, orange brown, silty, quartz fragments>1%, medium slope.	0.8-1.00	30476	0.05	2004181
12	17600	37925	405241.1	815122.1	30477	Soil	Clay, orange brown, silty, quartz fragments<1%, medium slope.	0.8-1.00	30477	<0.05	2004181
12	17600	37900	405240.3	815097.3	30478	Soil	Clay, reddish-orange, massive, concretional>1%, medium slope.	0.8-1.00	30478	<0.05	2004181
12	17600	37875	405239.5	815072.5	30479	Soil	Clay, orange brown, massive, concretional>1%, medium slope.	0.8-1.00	30479	<0.05	2004181
12	17600	37850	405238.6	815047.7	30480	Soil	Clay, orange brown, massive, concretional>1%, medium slope.	0.8-1.00	30480	<0.05	2004181
12	17600	37825	405237.8	815022.8	30481	Soil	Clay, orange brown, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	30481	<0.05	2004181

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
12	17600	37800	405237.0	814998.0	30482	Soil	Clay, dark orange brown, silty, concretional>1%, quartz fragments>1%, concretional on surface, medium slope.	0.8-1.00	30482	<0.05	2004181

12	17600	40275			55131	Chip rock	Quartz, dis-agregated, Fe-filled fractures, white quartz.	Surface	55131	<0.05	2004179
12	17600	40175			55132	Chip rock	Quartz, dis-agregated, Fe-filled fractures, white quartz.	Surface	55132	<0.05	2004179
12	17600	38200			55133	Chip rock	Quartz, dis-agregated, Fe-filled fractures, white quartz.	Surface	55133	<0.05
13	17800	41900	405534.0	819045.0	30483	Soil	clay, orange brown, silty, concretional >1%, laterite boulders on surface, medium slope.	0.8-1.00	30483	<0.05	2004181
13	17800	41875	405533.4	819020.5	30484	Soil	clay, orange brown, silty, concretional<1%, laterite boulders on surface, medium slope.	0.8-1.00	30484	<0.05	2004181
13	17800	41850	405532.9	818996.0	30485	Soil	Clay, orange brown, massive, concretional<1%, concretional on surface, medium slope.	0.8-1.00	30485	<0.05	2004181
13	17800	41825	405532.3	818971.4	30486	Soil	clay, orange brown, massive, concretional<1%, medium slope.	0.8-1.00	30486	<0.05	2004181
13	17800	41800	405531.8	818946.9	30487	Soil	clay, orange brown, massive, quartz ±2cm, concretional on surface, medium slope.	0.8-1.00	30487	<0.05	2004181
13	17800	41775	405531.2	818922.4	30488	Soil	clay, orange brown, massive, steep slope.	0.8-1.00	30488	<0.05	2004181
13	17800	41750	405530.7	818897.9	30489	Soil	clay, orange brown, silty, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30489	0.05	2004181
13	17800	41725	405530.1	818873.4	30490	Soil	clay, dark orange brown, pebbly, concretional>1%, laterite boulders on surface, medium slope.	0.6-0.80	30490	<0.05	2004181
13	17800	41700	405529.6	818848.9	30491	Soil	clay, orange brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	30491	<0.05	2004181
13	17800	41675	405529.0	818824.3	30492	Soil	clay, orange brown, pebbly, silty, concretional>1%, duricrust, laterite on surface, medium slope.	0.8-1.00	30492	<0.05	2004181
13	17800	41650	405528.5	818799.8	30493	Soil	clay, orange brown, pebbly, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30493	<0.05	2004181
13	17800	41625	405527.9	818775.3	30494	Soil	clay, orange brown, pebbly, concretional>1%, laterite boulders on surface, medium slope.	0.8-1.00	30494	<0.05	2004181
13	17800	41600	405527.3	818750.8	30495	Soil	clay, orange brown, pebbly, concretional>1%, laterite on surface, hilltop.	0.8-1.00	30495	<0.05	2004181
13	17800	41575	405526.8	818726.3	30496	Soil	clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30496	<0.05	2004181
13	17800	41550	405526.2	818701.7	30497	Soil	clay, orange brown, pebbly, concretional>1%, quartz fragments<1%, laterite on surface, medium slope.	0.6-0.80	30497	<0.05	2004181
13	17800	41525	405525.7	818677.2	30498	Soil	clay, dark orange brown, pebbly, concretional>1%, laterite on surface, hilltop.	0.8-1.00	30498	<0.05	2004181
13	17800	41500	405525.1	818652.7	30499	Soil	clay, dark brown, pebbly, concretional>1%, laterite on surface, hilltop.	0.6-0.80	30499	<0.05	2004181
13	17800	41475	405524.6	818628.2	30500	Soil	clay, orange brown, pebbly, concretional>1%, quartz fragments>1%, laterite on surface, medium slope.	0.8-1.00	30500	<0.05	2004181
13	17800	41450	405524.0	818603.7	30501	Soil	clay, orange brown, pebbly, concretional>1%, laterite boulders on surface, medium slope.	0.8-1.00	30501	<0.05	2004181
13	17800	41425	405523.5	818579.2	30502	Soil	clay, orange brown, pebbly, concretional>1%, laterite boulders on surface, medium slope.	0.8-1.00	30502	<0.05	2004181
13	17800	41400	405522.9	818554.6	30503	Soil	clay, orange brown, pebbly, concretional>1%, quartz fragments>1%, medium slope.	0.8-1.00	30503	0.11	2004181

13	17800	41375	405522.3	818530.1	30504	Soil	clay, orange brown, pebbly, medium slope.	0.8-1.00	30504	<0.05	2004181
13	17800	41350	405521.8	818505.6	30505	Soil	clay, orange brown, pebbly, medium slope.	0.8-1.00	30505	<0.05	2004181
13	17800	41325	405521.2	818481.1	30506	Soil	clay, orange brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30506	<0.05	2004182
13	17800	41300	405520.7	818456.6	30507	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30507	<0.05	2004182
13	17800	41275	405520.1	818432.0	30508	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30508	<0.05	2004182
13	17800	41250	405519.6	818407.5	30509	Soil	clay, orange brown, pebbly, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30509	<0.05	2004182
13	17800	41225	405519.0	818383.0	30510	Soil	clay, orange brown, pebbly, concretional>1%, quartz fragments>1%, medium slope.	0.6-0.80	30510	<0.05	2004182
13	17800	41200	405518.5	818358.5	30511	Soil	clay, orange brown, pebbly, concretional>1%, hilltop.	0.8-1.00	30511	<0.05	2004182
13	17800	41175	405517.9	818334.0	30512	Soil	clay, orange brown, pebbly, concretional>1%, hilltop.	0.6-0.80	30512	0.06	2004182
13	17800	41150	405517.4	818309.5	30513	Soil	clay, orange brown, pebbly, concretional>1%, quartz ±1cm, laterite on surface, medium slope.	0.8-1.00	30513	<0.05	2004182
13	17800	41125	405516.8	818284.9	30514	Soil	clay, light brown, silty, quartz ±5cm, steep slope.	0.8-1.00	30514	<0.05	2004182
13	17800	41100	405516.2	818260.4	30515	Soil	clay, light brown, silty, steep slope.	0.8-1.00	30515	<0.05	2004182
13	17800	41075	405515.7	818235.9	30516	Soil	clay, orange brown, silty, concretional>1%, laterite on surface, steep slope.	0.6-0.80	30516	<0.05	2004182
13	17800	41050	405515.1	818211.4	30517	Soil	clay, orange brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	30517	<0.05	2004182
13	17800	41025	405514.6	818186.9	30518	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	30518	<0.05	2004182
13	17800	41000	405514.0	818162.3	30519	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	30519	<0.05	2004182
13	17800	40975	405513.5	818137.8	30520	Soil	clay, orange brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	30520	<0.05	2004182

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
13	17800	40950	405512.9	818113.3	30521	Soil	clay, orange brown, pebbly-silty, concretional>1%, steep slope.	0.8-1.00	30521	<0.05	2004182
13	17800	40925	405512.4	818088.8	30522	Soil	clay, reddish orange, pebbly, concretional on surface, medium slope.	0.8-1.00	30522	<0.05	2004182
13	17800	40900	405511.8	818064.3	30523	Soil	clay, yellowish orange brown, concretional>1%, medium slope.	0.8-1.00	30523		2004182
13	17800	40875	405511.3	818039.7			no sample, porknocker area.				2004182
13	17800	40850	405510.7	818015.2			no sample, porknocker area.				2004182
13	17800	40825	405510.1	817990.7			no sample, porknocker area.				2004182
13	17800	40800	405509.6	817966.2			no sample, porknocker area.				2004182
13	17800	40775	405509.0	817941.7			no sample, porknocker area.				2004182
13	17800	40750	405508.5	817917.2			no sample, porknocker area.				2004182
13	17800	40725	405507.9	817892.6	30524	Soil	clay, reddish orange, silty, concretional>1%, quartz fragments<1%, medium slope.	0.8-1.00	30524	<0.05	2004182
13	17800	40700	405507.4	817868.1	30525	Soil	clay, reddish orange, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30525	<0.05	2004182
13	17800	40675	405506.8	817843.6			no sample, porknocker area.				2004182
13	17800	40650	405506.3	817819.1			no sample, porknocker area.				2004182
13	17800	40625	405505.7	817794.6			no sample, porknocker area.				2004182
13	17800	40600	405505.1	817770.0	30526	Soil	clay, yellowish orange white, silty, concretional<1%, low slope.	0.8-1.00	30526	<0.05	2004182
13	17800	40575	405504.6	817745.5	30527	Soil	clay, greyish red, silty, medium slope.	0.8-1.00	30527	<0.05	2004182
13	17800	40550	405504.0	817721.0	30528	Soil	clay, yellowish orange, silty, quartz fragments >1%, concretional>1%, duricrust, quartz on surface, medium slope.	0.8-1.00	30528	<0.05	2004182
13	17800	40525	405503.5	817696.5	30529	Soil	clay, red-orange brown, silty, quartz fragments >1%, concretional>1%, quartz on surface, medium slope.	0.8-1.00	30529	<0.05	2004182
13	17800	40500	405502.9	817672.0	30530	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30530	<0.05	2004182
13	17800	40475	405502.4	817647.5	30531	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30531	<0.05	2004182
13	17800	40450	405501.8	817622.9	30532	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30532	<0.05	2004182
13	17800	40425	405501.3	817598.4	30533	Soil	clay, orange brown, silty, quartz vein, medium slope.	0.8-1.00	30533	<0.05	2004182
13	17800	40400	405500.7	817573.9	30534	Soil	clay, orange brown, massive clay, hilltop.	0.8-1.00	30534	<0.05	2004182
13	17800	40375	405500.2	817549.4	30535	Soil	clay, reddish orange brown, silty, medium slope.	0.8-1.00	30535	<0.05	2004182
13	17800	40350	405499.6	817524.9	30536	Soil	clay, yellow light-brown, silty, quartz on surface, steep slope.	0.8-1.00	30536	<0.05	2004182
13	17800	40325	405499.0	817500.3	30537	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30537	<0.05	2004182
13	17800	40300	405498.5	817475.8	30538	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30538	<0.05	2004182
13	17800	40275	405497.9	817451.3	30539	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30539	<0.05	2004182
13	17800	40250	405497.4	817426.8	30540	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30540	<0.05	2004182
13	17800	40225	405496.8	817402.3	30541	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30541	<0.05	2004182
13	17800	40200	405496.3	817377.8	30542	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30542	<0.05	2004182
13	17800	40175	405495.7	817353.2	30543	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30543	<0.05	2004182
13	17800	40150	405495.2	817328.7	30544	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30544	<0.05	2004182
13	17800	40125	405494.6	817304.2	30545	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30545	<0.05	2004182
13	17800	40100	405494.0	817279.7	30546	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30546	<0.05	2004182
13	17800	40075	405493.5	817255.2	30547	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30547	<0.05	2004182
13	17800	40050	405492.9	817230.6	30548	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30548	<0.05	2004182
13	17800	40025	405492.4	817206.1	30549	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30549	<0.05	2004182

13	17800	40000	405491.8	817181.6	30550	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30550	<0.05	2004182
13	17800	39975	405491.3	817157.1	30551	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30551	<0.05	2004182
13	17800	39950	405490.7	817132.6	30552	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30552	<0.05	2004182
13	17800	39925	405490.2	817108.1	30553	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30553	<0.05	2004191
13	17800	39900	405489.6	817083.5	30554	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30554	<0.05	2004191
13	17800	39875	405489.1	817059.0	30555		clay, orange brown, silty, medium slope.		30555	<0.05	2004191
13	17800	39850	405488.5	817034.5	30556	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30556	<0.05	2004191

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
13	17800	39825	405487.9	817010.0	30557	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30557	<0.05	2004191
13	17800	39800	405487.4	816985.5	30558	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30558	<0.05	2004191
13	17800	39775	405486.8	816960.9	30559	Soil	clay, orange brown, silty, quartz fragments>1%, concretional<1%, medium slope.	0.8-1.00	30559	<0.05	2004191
13	17800	39750	405486.3	816936.4	30560	Soil	clay, reddish orange, silty, concretional<1%, hilltop.	0.8-1.00	30560	<0.05	2004191
13	17800	39725	405485.7	816911.9	30561	Soil	clay, reddish orange, massive clay, hilltop.	0.8-1.00	30561	<0.05	2004191
13	17800	39700	405485.2	816887.4	30562	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30562	<0.05	2004191
13	17800	39675	405484.6	816862.9	30563	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30563	<0.05	2004191
13	17800	39650	405484.1	816838.4	30564	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30564	<0.05	2004191
13	17800	39625	405483.5	816813.8	30565	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30565	<0.05	2004191
13	17800	39600	405483.0	816789.3	30566	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30566	<0.05	2004191
13	17800	39575	405482.4	816764.8	30567	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30567	<0.05	2004191
13	17800	39550	405481.8	816740.3	30568	Soil	clay, dark brown, pebbly-silty, medium slope.	0.8-1.00	30568	<0.05	2004191
13	17800	39525	405481.3	816715.8	30569	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	30569	<0.05	2004191
13	17800	39500	405480.7	816691.2	30570	Soil	clay, yellowish orange, pebbly, concretional>1%, creek ±3m from station to west, low slope.	0.8-1.00	30570	<0.05	2004191
13	17800	39475	405480.2	816666.7	30571	Soil	clay, reddish orange, pebbly, concretional >1%, creek ±2m from station, steep slope.	0.8-1.00	30571	<0.05	2004191
13	17800	39450	405479.6	816642.2	30572	Soil	clay, light brown, silty, steep slope.	0.8-1.00	30572	<0.05	2004191
13	17800	39425	405479.1	816617.7	30573	Soil	clay, orange brown, silty, quartz, duricrust on surface, medium slope.	0.8-1.00	30573	<0.05	2004191
13	17800	39400	405478.5	816593.2	30574	Soil	clay, orange brown, silty, duricrust on surface, medium slope.	0.8-1.00	30574	<0.05	2004191
13	17800	39375	405478.0	816568.7	30575	Soil	clay, orange brown, silty, duricrust-dolerite rock on surface, medium slope.	0.8-1.00	30575	<0.05	2004191
13	17800	39350	405477.4	816544.1	30576	Soil	clay, yellow-orange brown, silty, concretional>1%, duricrust-dolerite rock on surface, medium slope.	0.8-1.00	30576	<0.05	2004191
13	17800	39325	405476.8	816519.6	30577	Soil	clay, orange brown, silty, concretional>1%, quartz ±2cm, duricrust-dolerite rock on surface, medium slope.	0.8-1.00	30577	<0.05	2004191
13	17800	39300	405476.3	816495.1	30578	Soil	clay, orange brown, silty, quartz fragments<1%, concretional>1%, dolerite rock on surface, medium slope.	0.8-1.00	30578	<0.05	2004191
13	17800	39275	405475.7	816470.6	30579	Soil	clay, dark brown, pebbly, concretional>1%, duricrust-dolerite rock on surface, medium slope.	0.6-0.80	30579	<0.05	2004191
13	17800	39250	405475.2	816446.1	30580	Soil	clay, yellowish orange brown, silty, concretional<1%, duricrust on surface, medium slope.	0.8-1.00	30580	<0.05	2004191
13	17800	39225	405474.6	816421.5	30581	Soil	clay, orange brown, silty, quartz fragments<1%, concretional<1%, medium slope.	0.8-1.00	30581	<0.05	2004191
13	17800	39200	405474.1	816397.0	30582	Soil	clay, reddish orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30582	<0.05	2004191
13	17800	39175	405473.5	816372.5	30583	Soil	clay, orange brown, silty, pisolite>1%, medium slope.	0.8-1.00	30583	<0.05	2004191
13	17800	39150	405473.0	816348.0	30584	Soil	clay, dark orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30584	<0.05	2004191
13	17800	39125	405472.4	816323.5	30585	Soil	clay, dark orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30585	<0.05	2004191
13	17800	39100	405471.9	816299.0	30586	Soil	clay, yellowish orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30586	<0.05	2004191
13	17800	39075	405471.3	816274.4	30587	Soil	clay, reddish orange brown, silty, steep slope.	0.8-1.00	30587	<0.05	2004191
13	17800	39050	405470.7	816249.9	30588	Soil	clay, reddish orange brown, silty, steep slope.	0.8-1.00	30588	<0.05	2004191
13	17800	39025	405470.2	816225.4	30589	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30589	<0.05	2004191
13	17800	39000	405469.6	816200.9	30590	Soil	clay, orange brown, massive clay, concretional<1%, medium slope.	0.8-1.00	30590	<0.05	2004191
13	17800	38975	405469.1	816176.4	30591	Soil	clay, reddish orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30591	<0.05	2004191
13	17800	38950	405468.5	816151.8	30592	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30592	<0.05	2004191
13	17800	38925	405468.0	816127.3	30593	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30593	<0.05	2004191

13	17800	38900	405467.4	816102.8	30594	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30594	<0.05	2004191
13	17800	38875	405466.9	816078.3	30595	Soil	clay, dark orange brown, pebbly-silty, concretional>1%, medium slope.	0.8-1.00	30595	<0.05	2004191
13	17800	38850	405466.3	816053.8	30596	Soil	clay, dark orange brown, silty, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30596	<0.05	2004191
13	17800	38825	405465.8	816029.2	30597	Soil	clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30597	<0.05	2004191
13	17800	38800	405465.2	816004.7	30598	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30598	<0.05	2004191
13	17800	38775	405464.6	815980.2	30599	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30599	<0.05	2004191
13	17800	38750	405464.1	815955.7	30600	Soil	clay, dark brown, silty, hilltop.	0.8-1.00	30600	<0.05	2004191
13	17800	38725	405463.5	815931.2	30601	Soil	clay, dark brown, silty, hilltop.	0.8-1.00	30601	<0.05	2004192

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
13	17800	38700	405463.0	815906.7	30602	Soil	clay, dark orange brown, hilltop.	0.8-1.00	30602	<0.05	2004192
13	17800	38675	405462.4	815882.1	30603	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30603	<0.05	2004192
13	17800	38650	405461.9	815857.6	30604	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30604	<0.05	2004192
13	17800	38625	405461.3	815833.1	30605	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30605	<0.05	2004192
13	17800	38600	405460.8	815808.6	30606	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30606	<0.05	2004192
13	17800	38575	405460.2	815784.1	30607	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30607	<0.05	2004192
13	17800	38550	405459.6	815759.5	30608	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30608	<0.05	2004192
13	17800	38525	405459.1	815735.0	30609	Soil	clay, orange brown, pebbly, concretional<1%, steep slope.	0.8-1.00	30609	<0.05	2004192
13	17800	38500	405458.5	815710.5			no sample, creek.				2004192
13	17800	38475	405458.0	815686.0			no sample, creek.				2004192
13	17800	38450	405457.4	815661.5	30610	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30610	<0.05	2004192
13	17800	38425	405456.9	815637.0			no sample, creek.				2004192
13	17800	38400	405456.3	815612.4			no sample, creek.				2004192
13	17800	38375	405455.8	815587.9	30611	Soil	clay, orange brown, silty, quartz veins, quartz on surface, steep slope.	0.8-1.00	30611	0.19	2004192
13	17800	38350	405455.2	815563.4	30612	Soil	clay, light brown, silty, steep slope.	0.8-1.00	30612	<0.05	2004192
13	17800	38325	405454.7	815538.9	30613	Soil	clay, orange brown, pebbly-silty, concretional>1%, concretional at surface, steep slope.	0.8-1.00	30613	<0.05	2004192
13	17800	38300	405454.1	815514.4	30614	Soil	clay, orange brown, silty, concretional>1%, laterite boulders on surface, steep slope.	0.8-1.00	30614	<0.05	2004192
13	17800	38275	405453.5	815489.8	30615	Soil	clay, dark orange brown, pebbly, concretional>1%, hilltop.	0.8-1.00	30615	<0.05	2004192
13	17800	38250	405453.0	815465.3	30616	Soil	clay, orange brown, pebbly-silty, hilltop.	0.8-1.00	30616	0.06	2004192
13	17800	38225	405452.4	815440.8	30617	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30617	<0.05	2004192
13	17800	38200	405451.9	815416.3	30618	Soil	clay, dark brown, silty, hilltop.	0.8-1.00	30618	<0.05	2004192
13	17800	38175	405451.3	815391.8	30619	Soil	clay, orange brown, pebbly-silty, hilltop.	0.8-1.00	30619	0.06	2004192
13	17800	38150	405450.8	815367.3	30620	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30620	0.05	2004192
13	17800	38125	405450.2	815342.7	30621	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30621	0.06	2004192
13	17800	38100	405449.7	815318.2	30622	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30622	0.07	2004192
13	17800	38075	405449.1	815293.7	30623	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30623	<0.05	2004192
13	17800	38050	405448.5	815269.2	30624	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30624	<0.05	2004192

13	17800	38025	405448.0	815244.7	30625	Soil	clay, orange brown, massive clay, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	30625	0.07	2004192
13	17800	38000	405447.4	815220.1	30626	Soil	clay, reddish orange brown, massive clay, medium slope.	0.8-1.00	30626	<0.05	2004192
13	17800	37975	405446.9	815195.6	30627	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30627	<0.05	2004192
13	17800	37950	405446.3	815171.1	30628	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30628	<0.05	2004192
13	17800	37925	405445.8	815146.6	30629	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30629	<0.05	2004192
13	17800	37900	405445.2	815122.1	30630	Soil	clay, reddish orange brown, silty, medium slope.	0.8-1.00	30630	<0.05	2004192
13	17800	37875	405444.7	815097.6	30631	Soil	clay, reddish orange brown, massive clay, medium slope.	0.8-1.00	30631	<0.05	2004192
13	17800	37850	405444.1	815073.0	30632	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30632	0.05	2004192
13	17800	37825	405443.6	815048.5	30633	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30633	<0.05	2004192
13	17800	37800	405443.0	815024.0	30634	Soil	clay, orange brown, massive clay, medium slope.	0.8-1.00	30634	<0.05	2004192

13	17800	40550			55134	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55134	<0.05	2004182
13	17800	40350			55135	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55135	To Follow
13	17800	39425			55136	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55136	To Follow
13	17800	39225			55137	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55137	<0.05
13	17800	38375			55138	Chip rock	quartz, fe-oxide filled fractures, white-greyish-red-purple.	Surface	55138	<0.05
14	18000	41900	405774.0	819045.0			no sample, porknocker area, water at surface.
14	18000	41875	405773.4	819020.3	30635	Soil	clay, orange brown, massive clay, concretional>1%, low slope.	0.8-1.00	30635	<0.05	2004192
14	18000	41850	405772.7	818995.5			no sample, creek.				2004192

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
14	18000	41825	405772.1	818970.8	30636	Soil	clay, orange brown, silty, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30636	<0.05	2004192
14	18000	41800	405771.4	818946.0	30637	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, hilltop.	0.8-1.00	30637	<0.05	2004192
14	18000	41775	405770.8	818921.3	30638	Soil	clay, yellow-orange brown, massive clay, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30638	<0.05	2004192
14	18000	41750	405770.2	818896.6	30639	Soil	clay, orange brown, silty, concretional on surface, medium slope.	0.8-1.00	30639	<0.05	2004192
14	18000	41725	405769.5	818871.8	30640	Soil	clay, reddish orange brown, massive clay, concretional on surface, medium slope.	0.8-1.00	30640	<0.05	2004192
14	18000	41700	405768.9	818847.1	30641	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30641	<0.05	2004192
14	18000	41675	405768.2	818822.4	30642	Soil	clay, red orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30642	<0.05	2004192
14	18000	41650	405767.6	818797.6	30643	Soil	clay, light orange brown, massive clay, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30643	<0.05	2004192
14	18000	41625	405767.0	818772.9	30644	Soil	clay, white-yellowish orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30644	<0.05	2004192
14	18000	41600	405766.3	818748.1	30645	Soil	clay, yellow-orange brown, massive clay, concretional>1%, medium slope.	0.8-1.00	30645	<0.05	2004192
14	18000	41575	405765.7	818723.4	30646	Soil	clay, white pink orange brown, silty, concretional>1%, concretional on surface, hilltop.	0.8-1.00	30646		2004192
14	18000	41550	405765.0	818698.7	30647	Soil	clay, white pink orange brown, massive clay, medium slope.	0.8-1.00	30647	<0.05	2004192
14	18000	41525	405764.4	818673.9	30648	Soil	clay, white pink orange brown, silty, concretional on surface, steep slope.	0.8-1.00	30648	<0.05	2004192
14	18000	41500	405763.8	818649.2	30649	Soil	clay, white yellowish orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30649	<0.05	2004193
14	18000	41475	405763.1	818624.5	30650	Soil	clay, orange brown, silty, concretional>1%, laterite boulders on surface, medium slope.	0.8-1.00	30650	<0.05	2004193
14	18000	41450	405762.5	818599.7	30651	Soil	clay, dark brown, pebbly, concretional<1%, creek ±2m from station, laterite boulders on surface, medium slope.	0.8-1.00	30651	<0.05	2004193
14	18000	41425	405761.8	818575.0	30652	Soil	clay, white pale yellow orange brown, silty, saprolite, concretional on surface, medium slope.	0.8-1.00	30652	<0.05	2004193
14	18000	41400	405761.2	818550.2	30653	Soil	clay, reddish orange brown, silty, quartz fragments>1%, quartz ±3cm, concretional on surface, medium slope.	0.8-1.00	30653	<0.05	2004193
14	18000	41375	405760.6	818525.5	30654	Soil	clay, orange brown, silty, concretional>1%, laterite boulders on surface, medium slope.	0.8-1.00	30654	<0.05	2004193
14	18000	41350	405759.9	818500.8	30655	Soil	clay, orange brown, silty, concretional>1%, quartz fragments <1%, laterite on surface, hilltop.	0.8-1.00	30655	<0.05	2004193
14	18000	41325	405759.3	818476.0	30656	Soil	clay, orange brown, massive clay, concretional>1%, concretional on surface, medium slope.	0.6-0.80	30656	<0.05	2004193
14	18000	41300	405758.6	818451.3	30657	Soil	clay, orange brown, silty, duricrust, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30657	<0.05	2004193
14	18000	41275	405758.0	818426.6	30658	Soil	clay, orange brown, silty, duricrust, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30658	<0.05	2004193
14	18000	41250	405757.4	818401.8	30659	Soil	clay, yellow orange brown, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	30659	<0.05	2004193
14	18000	41225	405756.7	818377.1	30660	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30660	<0.05	2004193
14	18000	41200	405756.1	818352.3	30661	Soil	clay, reddish orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30661	<0.05	2004193

14	18000	41175	405755.4	818327.6	30662	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30662	<0.05	2004193
14	18000	41150	405754.8	818302.9	30663	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	30663	<0.05	2004193
14	18000	41125	405754.2	818278.1	30664	Soil	clay, orange brown, silty, concretional>1%, pisolite>1%, concretional on surface, steep slope.	0.8-1.00	30664	0.2	2004193
14	18000	41100	405753.5	818253.4	30665	Soil	clay, orange brown, silty, concretional>1%, pisolite>1%, quartz fragments<1%, steep slope.	0.8-1.00	30665	<0.05	2004193
14	18000	41075	405752.9	818228.7	30666	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30666	0.06	2004193
14	18000	41050	405752.2	818203.9	30667	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	30667	<0.05	2004193
14	18000	41025	405751.6	818179.2	30668	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	30668	<0.05	2004193
14	18000	41000	405751.0	818154.4	30669	Soil	clay, orange brown, pebbly, concretional>1%, quartz fragments<1%, steep slope.	0.8-1.00	30669	<0.05	2004193
14	18000	40975	405750.3	818129.7	30670	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	30670	<0.05	2004193
14	18000	40950	405749.7	818105.0	30671	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30671	<0.05	2004193
14	18000	40925	405749.0	818080.2	30672	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30672	<0.05	2004193
14	18000	40900	405748.4	818055.5	30673	Soil	clay, orange brown, silty, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30673	<0.05	2004193
14	18000	40875	405747.7	818030.8	30674	Soil	clay, orange brown, silty, pebbly, concretional>1%, steep slope.	0.8-1.00	30674	<0.05	2004193
14	18000	40850	405747.1	818006.0	30675	Soil	clay, orange brown, silty, concretional>1%, laterite on surface, steep slope.	0.8-1.00	30675	<0.05	2004193
14	18000	40825	405746.5	817981.3	30676	Soil	clay, orange brown, pebbly, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30676	<0.05	2004193
14	18000	40800	405745.8	817956.5	30677	Soil	clay, orange brown, pebbly, concretional>1%, duricrust, hilltop.	0.8-1.00	30677	<0.05	2004193
14	18000	40775	405745.2	817931.8	30678	Soil	clay, orange brown, silty, concretional>1%, duricrust, concretional on surface, medium slope.	0.8-1.00	30678	<0.05	2004193
14	18000	40750	405744.5	817907.1	30679	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.6-0.80	30679	<0.05	2004193
14	18000	40725	405743.9	817882.3	30680	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30680	<0.05	2004193

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
14	18000	40700	405743.3	817857.6	30681	Soil	clay, reddish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30681	<0.05	2004193
14	18000	40675	405742.6	817832.8	30682	Soil	clay, reddish orange brown, silty, concretional<1%, steep slope.	0.8-1.00	30682	<0.05	2004193
14	18000	40650	405742.0	817808.1	30683	Soil	clay, orange brown, silty, concretional<1%, concretional on surface, steep slope.	0.8-1.00	30683	<0.05	2004193
14	18000	40625	405741.3	817783.4			no sample, old porknocker area, water at surface.				2004193
14	18000	40600	405740.7	817758.6			no sample, old porknocker area, water at surface.				2004193
14	18000	40575	405740.1	817733.9			no sample, old porknocker area, water at surface.				2004193
14	18000	40550	405739.4	817709.2	30684	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30684	<0.05	2004193
14	18000	40525	405738.8	817684.4	30685	Soil	clay, yellowish orange, pebbly, creek ±2m west from station, steep slope.	0.8-1.00	30685	<0.05	2004193
14	18000	40500	405738.1	817659.7	30686	Soil	clay, yellowish orange, silty, quartz fragments>1%, quartz on surface, medium slope.	0.8-1.00	30686	<0.05	2004193
14	18000	40475	405737.5	817634.9	30687	Soil	clay, orange brown, silty, quartz pile-dolerite rock on surface, low slope.	0.8-1.00	30687	<0.05	2004193
14	18000	40450	405736.9	817610.2			no sample, creek.				2004193
14	18000	40425	405736.2	817585.5	30688	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30688	<0.05	2004193
14	18000	40400	405735.6	817560.7	30689	Soil	clay, dark orange brown, silty, quartz fragments<1%, quartz on surface, medium slope.	0.6-0.80	30689	<0.05	2004193
14	18000	40375	405734.9	817536.0	30690	Soil	clay, dark brown, pebbly, concretional>1%, quartz ±5cm, quartz fragments>1%, quartz pile on surface, medium slope.	0.3-0.60	30690	<0.05	2004193
14	18000	40350	405734.3	817511.3	30691	Soil	clay, orange brown, massive clay, quartz veins, medium slope.	0.8-1.00	30691	<0.05	2004193
14	18000	40325	405733.7	817486.5	30692	Soil	clay, orange brown, massive clay, quartz fragments>1%, quartz pile on surface, medium slope.	0.8-1.00	30692	<0.05	2004193
14	18000	40300	405733.0	817461.8	30693	Soil	clay, orange brown, massive clay, quartz pile on surface, medium slope.	0.8-1.00	30693	0.17	2004194
14	18000	40275	405732.4	817437.0	30694	Soil	clay, reddish orange brown, massive clay, quartz veins, quartz pile on surface, medium slope.	0.8-1.00	30694	0.08	2004194
14	18000	40250	405731.7	817412.3	30695	Soil	clay, reddish orange brown, silty, medium slope.	0.8-1.00	30695	<0.05	2004194
14	18000	40225	405731.1	817387.6	30696	Soil	clay, light brown, silty, medium slope.	0.8-1.00	30696	<0.05	2004194
14	18000	40200	405730.5	817362.8	30697	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30697	<0.05	2004194
14	18000	40175	405729.8	817338.1	30698	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30698	<0.05	2004194
14	18000	40150	405729.2	817313.4	30699	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30699	<0.05	2004194
14	18000	40125	405728.5	817288.6	30700	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30700	<0.05	2004194
14	18000	40100	405727.9	817263.9	30701	Soil	clay, reddish orange brown, silty, medium slope.	0.8-1.00	30701	<0.05	2004194
14	18000	40075	405727.3	817239.1	30702	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30702	<0.05	2004194
14	18000	40050	405726.6	817214.4	30703	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30703	0.07	2004194

14	18000	40025	405726.0	817189.7	30704	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	30704	1.17	2004194
14	18000	40000	405725.3	817164.9	30705	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30705	<0.05	2004194
14	18000	39975	405724.7	817140.2	30706	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30706	0.09	2004194
14	18000	39950	405724.1	817115.5	30707	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30707	<0.05	2004194
14	18000	39925	405723.4	817090.7	30708	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30708	<0.05	2004194
14	18000	39900	405722.8	817066.0	30709	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30709	<0.05	2004194
14	18000	39875	405722.1	817041.2	30710	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30710	0.19	2004194
14	18000	39850	405721.5	817016.5	30711	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30711	<0.05	2004194
14	18000	39825	405720.9	816991.8	30712	Soil	clay, dark brown, silty, steep slope.	0.8-1.00	30712	<0.05	2004194
14	18000	39800	405720.2	816967.0	30713	Soil	clay, dark orange brown, silty, low slope.	0.8-1.00	30713	<0.05	2004194
14	18000	39775	405719.6	816942.3	30714	Soil	clay, dark orange brown, silty, low slope.	0.8-1.00	30714	<0.05	2004194
14	18000	39750	405718.9	816917.5	30715	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30715	<0.05	2004194
14	18000	39725	405718.3	816892.8	30716	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30716	<0.05	2004194
14	18000	39700	405717.7	816868.1	30717	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30717	<0.05	2004194
14	18000	39675	405717.0	816843.3	30718	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30718	<0.05	2004194
14	18000	39650	405716.4	816818.6	30719	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30719	<0.05	2004194
14	18000	39625	405715.7	816793.9	30720	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30720	<0.05	2004194
14	18000	39600	405715.1	816769.1	30721	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30721	<0.05	2004194
14	18000	39575	405714.5	816744.4	30722	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30722	<0.05	2004194

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
14	18000	39550	405713.8	816719.6	30723	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30723	<0.05	2004194
14	18000	39525	405713.2	816694.9	30724	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30724	<0.05	2004194
14	18000	39500	405712.5	816670.2	30725	Soil	clay, medium dark brown, silty, medium slope.	0.8-1.00	30725	<0.05	2004194
14	18000	39475	405711.9	816645.4	30726	Soil	clay, brown, silty, medium slope.	0.8-1.00	30726	<0.05	2004194
14	18000	39450	405711.3	816620.7	30727	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30727	<0.05	2004194
14	18000	39425	405710.6	816596.0	30728	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30728	<0.05	2004194
14	18000	39400	405710.0	816571.2	30729	Soil	clay, orange brown, pebbly, steep slope.	0.8-1.00	30729	<0.05	2004194
14	18000	39375	405709.3	816546.5	30730	Soil	clay, pale brown, massive clay, medium slope.	0.8-1.00	30730	<0.05	2004194
14	18000	39350	405708.7	816521.7	30731	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	30731	<0.05	2004194
14	18000	39325	405708.1	816497.0	30732	Soil	clay, orange brown, silty, concretional<1%, pisolite>1%, medium slope.	0.8-1.00	30732	<0.05	2004194
14	18000	39300	405707.4	816472.3	30733	Soil	clay, orange brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	30733	<0.05	2004194
14	18000	39275	405706.8	816447.5	30734	Soil	clay, orange brown, silty, pisolite>1%, medium slope.	0.8-1.00	30734	<0.05	2004194
14	18000	39250	405706.1	816422.8	30735	Soil	clay, orange brown, silty, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	30735	<0.05	2004194
14	18000	39225	405705.5	816398.1	30736	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30736	<0.05	2004194
14	18000	39200	405704.9	816373.3	30737	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30737	<0.05	2004194
14	18000	39175	405704.2	816348.6	30738	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30738	<0.05	2004194
14	18000	39150	405703.6	816323.8	30739	Soil	clay, yellowish orange brown, silty, medium slope.	0.8-1.00	30739	<0.05	2004194
14	18000	39125	405702.9	816299.1	30740	Soil	clay, dark orange brown, silty, pisolite>1%, medium slope.	0.8-1.00	30740	0.1	2004186
14	18000	39100	405702.3	816274.4	30741	Soil	clay, orange brown, massive clay, duricrust on surface, medium slope.	0.8-1.00	30741	0.13	2004186
14	18000	39075	405701.7	816249.6	30742	Soil	clay, reddish orange brown, massive clay, duricrust on surface, medium slope.	0.8-1.00	30742	0.09	2004186
14	18000	39050	405701.0	816224.9			no sample, creek.				2004186
14	18000	39025	405700.4	816200.2			no sample, swamp.				2004186
14	18000	39000	405699.7	816175.4	30743	Soil	clay, reddish orange brown, massive clay, quartz on surface, medium slope.	0.8-1.00	30743	0.05	2004186
14	18000	38975	405699.1	816150.7	30744	Soil	clay, orange brown, massive clay, quartz on surface, medium slope.	0.8-1.00	30744	0.07	2004186
14	18000	38950	405698.5	816125.9	30745	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	30745	0.1	2004186
14	18000	38925	405697.8	816101.2	30746	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	30746	0.19	2004186

14	18000	38900	405697.2	816076.5	30747	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30747	0.06	2004186
14	18000	38875	405696.5	816051.7	30748	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30748	0.06	2004186
14	18000	38850	405695.9	816027.0	30749	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30749	0.06	2004186
14	18000	38825	405695.2	816002.3	30750	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30750	<0.05	2004186
14	18000	38800	405694.6	815977.5	30751	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	30751	<0.05	2004186
14	18000	38775	405694.0	815952.8	30752	Soil	clay, brownish, silty, medium slope.	0.8-1.00	30752	<0.05	2004186
14	18000	38750	405693.3	815928.0	30753	Soil	clay, brownish, silty, concretional>1%, medium slope.	0.8-1.00	30753	<0.05	2004186
14	18000	38725	405692.7	815903.3	30754	Soil	clay, reddish orange brown, silty, concretional>1%, laterite on surface, steep slope.	0.8-1.00	30754	<0.05	2004186
14	18000	38700	405692.0	815878.6	30755	Soil	clay, brownish, massive clay, quartz veins, steep slope.	0.8-1.00	30755	<0.05	2004186
14	18000	38675	405691.4	815853.8	30756	Soil	clay, brown orange, silty, concretional>1%, steep slope.	0.8-1.00	30756	<0.05	2004186
14	18000	38650	405690.8	815829.1	30757	Soil	clay, brown orange, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	30757	<0.05	2004186
14	18000	38625	405690.1	815804.3	30758	Soil	clay, brown orange, silty, concretional>1%, steep slope.	0.8-1.00	30758	<0.05	2004186
14	18000	38600	405689.5	815779.6	30759	Soil	clay, light brown, silty, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30759	<0.05	2004186
14	18000	38575	405688.8	815754.9	30760	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30760	<0.05	2004186
14	18000	38550	405688.2	815730.1	30761	Soil	clay, dark orange, silty, hilltop.	0.8-1.00	30761	<0.05	2004186
14	18000	38525	405687.6	815705.4	30762	Soil	clay, brownish, silty, hilltop.	0.8-1.00	30762	<0.05	2004186
14	18000	38500	405686.9	815680.7	30763	Soil	clay, light brown, silty, hilltop.	0.8-1.00	30763	<0.05	2004186
14	18000	38475	405686.3	815655.9	30764	Soil	clay, light brown, silty, hilltop.	0.8-1.00	30764	<0.05	2004186
14	18000	38450	405685.6	815631.2	30765	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30765	<0.05	2004186
14	18000	38425	405685.0	815606.4	30766	Soil	clay, light brown, silty, medium slope.	0.8-1.00	30766	0.07	2004186
14	18000	38400	405684.4	815581.7	30767	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	30767	<0.05	2004186

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
14	18000	38375	405683.7	815557.0	30768	Soil	clay, light brown, silty, steep slope.	0.8-1.00	30768	<0.05	2004186
14	18000	38350	405683.1	815532.2			no sample, porknocker area.				2004186
14	18000	38325	405682.4	815507.5	30769	Soil	clay, yellowish orange, silty, concretional>1%, low slope.	0.8-1.00	30769	<0.05	2004186
14	18000	38300	405681.8	815482.8	30770	Soil	clay, yellow brown, pebbly, concretional>1%, quartz fragments>1%, low slope.	0.8-1.00	30770	0.19	2004186
14	18000	38275	405681.2	815458.0	30771	Soil	clay, dark orange brown, silty, concretional>1%, quartz ±3cm, low slope.	0.8-1.00	30771	<0.05	2004186
14	18000	38250	405680.5	815433.3	30772	Soil	clay, reddish orange brown, silty, concretional on surface, medium slope.	0.8-1.00	30772	<0.05	2004186
14	18000	38225	405679.9	815408.5	30773	Soil	clay, orange brown, silty, quartz fragments<1%, concretional<1%, medium slope.	0.8-1.00	30773	<0.05	2004186
14	18000	38200	405679.2	815383.8	30774	Soil	clay, dark orange brown, pebbly, concretional>1%, laterite on surface, medium slope.	0.8-1.00	30774	<0.05	2004186
14	18000	38175	405678.6	815359.1	30775	Soil	clay, dark orange brown, pebbly, concretional>1%, hilltop.	0.8-1.00	30775	<0.05	2004186
14	18000	38150	405678.0	815334.3	30776	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30776	<0.05	2004186
14	18000	38125	405677.3	815309.6	30777	Soil	clay, orange brown, pebbly, hilltop.	0.8-1.00	30777	<0.05	2004186
14	18000	38100	405676.7	815284.9	30778	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30778	<0.05	2004186
14	18000	38075	405676.0	815260.1	30779	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30779	0.06	2004186
14	18000	38050	405675.4	815235.4	30780	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30780	<0.05	2004186
14	18000	38025	405674.8	815210.6	30781	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30781	0.05	2004186
14	18000	38000	405674.1	815185.9	30782	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30782	0.11	2004186
14	18000	37975	405673.5	815161.2	30783	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30783	<0.05	2004186
14	18000	37950	405672.8	815136.4	30784	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30784	<0.05	2004186
14	18000	37925	405672.2	815111.7	30785	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30785	0.09	2004186
14	18000	37900	405671.6	815087.0	30786	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	30786	<0.05	2004186
14	18000	37875	405670.9	815062.2	30787	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30787	<0.05	2004186
14	18000	37850	405670.3	815037.5	30788	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30788	<0.05	2004186
14	18000	37825	405669.6	815012.7	30789	Soil	clay, dark orange brown, pebbly-silty, hilltop.	0.8-1.00	30789	<0.05	2004186
14	18000	37800	405669.0	814988.0	30790	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	30790	<0.05	2004186

14	18000	40500			55139	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, light grey.	Surface	55139	<0.05
14	18000	40375			55140	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55140	<0.05

14	18000	39400			55141	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, dark grey quartz.	Surface	55141	<0.05	2004194
14	18000	55142			55142	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55142	<0.05	2004194
15	18200	44225	406017.0	821316.0	30791	Soil	clay, brownish orange, massive, quartz veins, medium slope.	0.8-1.00	30791	<0.05	2004197
15	18200	44200	406016.4	821291.5	30792	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	30792	0.07	2004197
15	18200	44175	406015.8	821267.0	30793	Soil	clay, light brown, massive, medium slope.	0.8-1.00	30793	<0.05	2004197
15	18200	44150	406015.3	821242.4	30794	Soil	clay, reddish orangish brown, massive, concretional<1%, concretions on surface, medium slope.	0.8-1.00	30794	<0.05	2004197
15	18200	44125	406014.7	821217.9	30795	Soil	clay, dark orangish brown, pebbly-silty, concretional>1%, concretions on surface, medium slope.	0.6-0.80	30795	<0.05	2004197
15	18200	44100	406014.1	821193.4	30796	Soil	clay, orangish brown, silty, concretional>1%, duricrust, concretions on surface, medium slope.	0.6-0.80	30796	<0.05	2004197
15	18200	44075	406013.5	821168.9	30797	Soil	clay, orangish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30797	0.11	2004197
15	18200	44050	406012.9	821144.4	30798	Soil	clay, dark orangish brown, silty, concretional>1%, medium slope.	0.6-0.80	30798	<0.05	2004197
15	18200	44025	406012.4	821119.9	30799	Soil	clay, orangish brown, silty, concretional>1%, pisolite>1%, duricrust, medium slope.	0.8-1.00	30799	0.06	2004197
15	18200	44000	406011.8	821095.3	30800	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust, concretions on surface, medium slope.	0.4-0.60	30800	<0.05	2004197
15	18200	43975	406011.2	821070.8	30801	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30801	<0.05	2004197
15	18200	43950	406010.6	821046.3	30802	Soil	clay, light brown, silty, steep slope.	0.8-1.00	30802	<0.05	2004197
15	18200	43925	406010.0	821021.8	30803	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	30803	<0.05	2004197
15	18200	43900	406009.5	820997.3	30804	Soil	clay, light orangish brown, silty, rock outcrop probably dolerite, medium slope.	0.8-1.00	30804	<0.05	2004197
15	18200	43875	406008.9	820972.8	30805	Soil	clay, light brown, silty, steep slope.	0.8-1.00	30805	<0.05	2004197
15	18200	43850	406008.3	820948.2	30806	Soil	clay, yellowish reddish orangish brown, massive, concretions on surface, steep slope.	0.8-1.00	30806	<0.05	2004197
15	18200	43825	406007.7	820923.7	30807	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	30807	<0.05	2004197
15	18200	43800	406007.1	820899.2	30808	Soil	clay, reddish orangish brown, silty, steep slope.	0.8-1.00	30808	<0.05	2004197

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
15	18200	43775	406006.6	820874.7	30809	Soil	clay, reddish orangish brown, massive, steep slope.	0.8-1.00	30809	<0.05	2004197
15	18200	43750	406006.0	820850.2	30810	Soil	clay, light brown, massive, medium slope.	0.8-1.00	30810	<0.05	2004197
15	18200	43725	406005.4	820825.6	30811	Soil	clay, light orangish brown, massive, concretional<1%, medium slope.	0.8-1.00	30811	<0.05	2004197
15	18200	43700	406004.8	820801.1	30812	Soil	clay, orangish brown, massive, concretional>1%, hilltop.	0.8-1.00	30812	<0.05	2004197
15	18200	43675	406004.2	820776.6	30813	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30813	<0.05	2004197
15	18200	43650	406003.7	820752.1	30814	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30814	<0.05	2004197
15	18200	43625	406003.1	820727.6	30815	Soil	clay, orangish brown, massive, concretional<1%, steep slope.	0.8-1.00	30815	<0.05	2004197
15	18200	43600	406002.5	820703.1	30816	Soil	clay, orangish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30816	<0.05	2004197
15	18200	43575	406001.9	820678.5	30817	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30817	<0.05	2004197
15	18200	43550	406001.3	820654.0	30818	Soil	clay, orangish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30818	<0.05	2004197
15	18200	43525	406000.8	820629.5	30819	Soil	clay, reddish orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30819	<0.05	2004197
15	18200	43500	406000.2	820605.0	30820	Soil	clay, reddish orangish brown, massive, concretional<1%, concretions on surface, medium slope.	0.8-1.00	30820	<0.05	2004197
15	18200	43475	405999.6	820580.5	30821	Soil	clay, orangish brown, silty, concretions on surface, medium slope.	0.8-1.00	30821	<0.05	2004197
15	18200	43450	405999.0	820556.0	30822	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	30822	<0.05	2004197
15	18200	43425	405998.4	820531.4	30823	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30823	<0.05	2004197
15	18200	43400	405997.9	820506.9	30824	Soil	clay, dark orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.4-0.60	30824	0.21	2004197
15	18200	43375	405997.3	820482.4	30825	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.6-0.80	30825	<0.05	2004197
15	18200	43350	405996.7	820457.9	30826	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30826	<0.05	2004197
15	18200	43325	405996.1	820433.4	30827	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.6-0.80	30827	<0.05	2004197
15	18200	43300	405995.5	820408.9	30828	Soil	clay, orangish brown, silty, concretional<1%, duricrust, concretions on surface, medium slope.	0.8-1.00	30828	<0.05	2004197
15	18200	43275	405995.0	820384.3	30829	Soil	clay, orangish brown, massive, concretional<1%, medium slope.	0.8-1.00	30829	<0.05	2004197
15	18200	43250	405994.4	820359.8	30830	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	30830	<0.05	2004197
15	18200	43225	405993.8	820335.3	30831	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30831	<0.05	2004197
15	18200	43200	405993.2	820310.8	30832	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.6-0.80	30832	<0.05	2004197
15	18200	43175	405992.6	820286.3	30833	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.6-0.80	30833	<0.05	2004197
15	18200	43150	405992.1	820261.7	30834	Soil	clay, orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30834	<0.05	2004197

15	18200	43125	405991.5	820237.2	30835	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30835	<0.05	2004197
15	18200	43100	405990.9	820212.7	30836	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30836	<0.05	2004197
15	18200	43075	405990.3	820188.2	30837	Soil	clay, orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30837	<0.05	2004197
15	18200	43050	405989.8	820163.7	30838	Soil	clay, yellowish orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30838	<0.05	2004197
15	18200	43025	405989.2	820139.2	30839	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30839	<0.05	2004199
15	18200	43000	405988.6	820114.6	30840	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30840	<0.05	2004199
15	18200	42975	405988.0	820090.1	30841	Soil	clay, orangish brown, pebbly, concretional>1%, hilltop.	0.6-0.80	30841	<0.05	2004199
15	18200	42950	405987.4	820065.6	30842	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30842	<0.05	2004199
15	18200	42925	405986.9	820041.1	30843	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30843	<0.05	2004199
15	18200	42900	405986.3	820016.6	30844	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30844	<0.05	2004199
15	18200	42875	405985.7	819992.1	30845	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30845	<0.05	2004199
15	18200	42850	405985.1	819967.5	30846	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30846	<0.05	2004199
15	18200	42825	405984.5	819943.0	30847	Soil	clay, reddish orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30847	<0.05	2004199
15	18200	42800	405984.0	819918.5	30848	Soil	clay, dark orangish brown, pebbly, concretional>1%, duricrust on surface, steep slope.	0.4-0.60	30848	<0.05	2004199
15	18200	42775	405983.4	819894.0	30849	Soil	clay, light brown, silty, concretional on surface, steep slope.	0.8-1.00	30849	<0.05	2004199
15	18200	42750	405982.8	819869.5	30850	Soil	clay, dark brown, silty, concretional>1%, hilltop.	0.4-0.60	30850	<0.05	2004199
15	18200	42725	405982.2	819844.9	30851	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30851	<0.05	2004199
15	18200	42700	405981.6	819820.4	30852	Soil	clay, yellowish orange, massive, concretional<1%, medium slope.	0.8-1.00	30852	<0.05	2004199
15	18200	42675	405981.1	819795.9	30853	Soil	clay, orangish brown, silty, quartz fragments>1%, concretional>1%, medium slope.	0.8-1.00	30853	<0.05	2004199
15	18200	42650	405980.5	819771.4	30854	Soil	clay, yellowish orange, massive, concretional>1%, quartz ±3cm, low slope.	0.8-1.00	30854	<0.05	2004199
15	18200	42625	405979.9	819746.9			no sample, porknocker area.				2004199

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
15	18200	42600	405979.3	819722.4			no sample, porknocker area.				2004199
15	18200	42575	405978.7	819697.8			no sample, porknocker area.				2004199
15	18200	42550	405978.2	819673.3			no sample, porknocker area.				2004199
15	18200	42525	405977.6	819648.8	30855	Soil	clay, yellowish orangish brown, silty, concretions on surface, steep slope.	0.8-1.00	30855	0.07	2004199
15	18200	42500	405977.0	819624.3	30856	Soil	clay, reddish brown, massive, medium slope.	0.8-1.00	30856	0.06	2004199
15	18200	42475	405976.4	819599.8	30857	Soil	clay, dark orangish brown, pebbly, concretional>1%, quartz fragments>1%, duricrust, medium slope.	0.4-0.60	30857	0.14	2004199
15	18200	42450	405975.8	819575.3	30858	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	30858	0.08	2004199
15	18200	42425	405975.3	819550.7	30859	Soil	clay, dark orangish brown, silty, concretional>1%, medium slope.	0.6-0.80	30859	0.05	2004199
15	18200	42400	405974.7	819526.2	30860	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30860	0.05	2004199
15	18200	42375	405974.1	819501.7	30861	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30861	<0.05	2004199
15	18200	42350	405973.5	819477.2	30862	Soil	clay, orangish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30862	<0.05	2004199
15	18200	42325	405972.9	819452.7	30863	Soil	clay, orangish brown, massive, concretional<1%, medium slope.	0.8-1.00	30863	<0.05	2004199
15	18200	42300	405972.4	819428.2	30864	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30864	<0.05	2004199
15	18200	42275	405971.8	819403.6	30865	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30865	0.07	2004199
15	18200	42250	405971.2	819379.1	30866	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	30866	<0.05	2004199
15	18200	42225	405970.6	819354.6	30867	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30867	<0.05	2004199
15	18200	42200	405970.0	819330.1	30868	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30868	<0.05	2004199
15	18200	42175	405969.5	819305.6	30869	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30869	<0.05	2004199
15	18200	42150	405968.9	819281.0	30870	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, hilltop.	0.8-1.00	30870	<0.05	2004199
15	18200	42125	405968.3	819256.5	30871	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30871	<0.05	2004199
15	18200	42100	405967.7	819232.0	30872	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30872	<0.05	2004199
15	18200	42075	405967.1	819207.5	30873	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	30873	<0.05	2004199
15	18200	42050	405966.6	819183.0	30874	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30874	<0.05	2004199
15	18200	42025	405966.0	819158.5	30875	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	30875	<0.05	2004199
15	18200	42000	405965.4	819133.9	30876	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	30876	<0.05	2004199
15	18200	41975	405964.8	819109.4	30877	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	30877	<0.05	2004199
15	18200	41950	405964.2	819084.9	30878	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	30878	<0.05	2004199

15	18200	41925	405963.7	819060.4	30879	Soil	clay, orangish brown, pebbly, concretions on surface, steep slope.	0.8-1.00	30879	<0.05	2004199
15	18200	41900	405963.1	819035.9	30880	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30880	<0.05	2004199
15	18200	41875	405962.5	819011.4			no sample, porknocker area.				2004199
15	18200	41850	405961.9	818986.8			no sample, porknocker area.				2004199
15	18200	41825	405961.3	818962.3			no sample, porknocker area.				2004199
15	18200	41800	405960.8	818937.8	30881	Soil	clay, orangish brown, silty, concretional>1%, quartz ±3cm, medium slope.	0.8-1.00	30881	<0.05	2004199
15	18200	41775	405960.2	818913.3	30882	Soil	clay, reddish orangish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30882	<0.05	2004199
15	18200	41750	405959.6	818888.8	30883	Soil	clay, reddish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30883	<0.05	2004199
15	18200	41725	405959.0	818864.2	30884	Soil	clay, reddish orange, massive, quartz veins, medium slope.	0.8-1.00	30884	<0.05	2004199
15	18200	41700	405958.4	818839.7	30885	Soil	clay, reddish orange, massive, concretional>1%, medium slope.	0.8-1.00	30885	<0.05	2004199
15	18200	41675	405957.9	818815.2	30886	Soil	clay, reddish orange, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30886	<0.05	2004199
15	18200	41650	405957.3	818790.7	30887	Soil	clay, orangish brown, silty, concretional>1%, pisolite>1%, duricrust, medium slope.	0.6-0.80	30887	<0.05	2004199
15	18200	41625	405956.7	818766.2	30888	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	30888	<0.05	2004201
15	18200	41600	405956.1	818741.7	30889	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.6-0.80	30889	0.05	2004201
15	18200	41575	405955.5	818717.1	30890	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, quartz fragments>1%, medium slope.	0.8-1.00	30890	0.08	2004201
15	18200	41550	405955.0	818692.6	30891	Soil	clay, yellowish reddish orange, massive, concretions on surface, medium slope.	0.8-1.00	30891	0.05	2004201
15	18200	41525	405954.4	818668.1	30892	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	30892	0.06	2004201
15	18200	41500	405953.8	818643.6	30893	Soil	clay, dark orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30893	0.05	2004201
15	18200	41475	405953.2	818619.1	30894	Soil	clay, dark orangish brown, pebbly, concretional>1%, medium slope.	0.4-0.60	30894	<0.05	2004201
15	18200	41450	405952.6	818594.6	30895	Soil	clay, orangish brown, silty, concretional>1%, duricrust, medium slope.	0.8-1.00	30895	0.10	2004201

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
15	18200	41425	405952.1	818570.0	30896	Soil	clay, orangish brown, massive, concretional>1%, concretions on surface, steep slope.	0.8-1.00	30896	0.07	2004201
15	18200	41400	405951.5	818545.5	30897	Soil	clay, orangish brown, massive, duricrust, concretional>1%, steep slope.	0.8-1.00	30897	0.08	2004201
15	18200	41375	405950.9	818521.0	30898	Soil	clay, yellowish orange, massive, quartz ±3cm, concretional>1%, steep slope.	0.8-1.00	30898	0.09	2004201
15	18200	41350	405950.3	818496.5	30899	Soil	clay, yellowish orangish brown, silty, quartz fragments>1%, quartz ±3cm, concretional>1%, medium slope.	0.8-1.00	30899	0.10	2004201
15	18200	41325	405949.7	818472.0			no sample, porknocker area.				2004201
15	18200	41300	405949.2	818447.5			no sample, porknocker area.				2004201
15	18200	41275	405948.6	818422.9			no sample, porknocker area.				2004201
15	18200	41250	405948.0	818398.4			no sample, porknocker area.				2004201
15	18200	41225	405947.4	818373.9			no sample, porknocker area.				2004201
15	18200	41200	405946.8	818349.4	30900	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	30900	<0.05	2004201
15	18200	41175	405946.3	818324.9	30901	Soil	clay, orangish brown, silty, concretional>1%, quartz fragments>1%, medium slope.	0.8-1.00	30901	0.06	2004201
15	18200	41150	405945.7	818300.3	30902	Soil	clay, brownish orange, massive, quartz veins, medium slope.	0.8-1.00	30902	<0.05	2004201
15	18200	41125	405945.1	818275.8	30903	Soil	clay, light brown white yellow red, silty, probably saprolite, medium slope.	0.8-1.00	30903	<0.05	2004201
15	18200	41100	405944.5	818251.3			no sample, porknocker area.				2004201
15	18200	41075	405943.9	818226.8			no sample, porknocker area.				2004201
15	18200	41050	405943.4	818202.3			no sample, porknocker area.				2004201
15	18200	41025	405942.8	818177.8			no sample, porknocker area.				2004201
15	18200	41000	405942.2	818153.2			no sample, porknocker area.				2004201
15	18200	40975	405941.6	818128.7	30904	Soil	clay, yellowish orangish brown, silty, quartz fragments>1%, medium slope.	0.8-1.00	30904	<0.05	2004201
15	18200	40950	405941.1	818104.2	30905	Soil	clay, yellowish orangish brown, pebbly, quartz on surface, steep slope.	0.8-1.00	30905	<0.05	2004201
15	18200	40925	405940.5	818079.7	30906	Soil	clay, light brown, silty, quartz ±5cm, medium slope, creek ±3m from station to east.	0.8-1.00	30906	<0.05	2004201
15	18200	40900	405939.9	818055.2	30907	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	30907	<0.05	2004201
15	18200	40875	405939.3	818030.7	30908	Soil	clay, orangish brown, massive, concretional>1%, steep slope.	0.8-1.00	30908	0.05	2004201
15	18200	40850	405938.7	818006.1	30909	Soil	clay, purplish brown, silty, steep slope.	0.8-1.00	30909	<0.05	2004201
15	18200	40825	405938.2	817981.6	30910	Soil	clay, orangish brown, pebbly-silty, concretional<1%, steep slope.	0.8-1.00	30910	<0.05	2004201
15	18200	40800	405937.6	817957.1	30911	Soil	clay, orangish brown, silty, concretional<1%, quartz fragments<1%, steep slope.	0.8-1.00	30911	<0.05	2004201
15	18200	40775	405937.0	817932.6	30912	Soil	clay, reddish orange, silty, quartz fragments<1%, concretional<1%, steep slope.	0.8-1.00	30912	<0.05	2004201
15	18200	40750	405936.4	817908.1	30913	Soil	clay, orange brown, silty, concretional<1%, steep slope.	0.8-1.00	30913	<0.05	2004201

15	18200	40725	405935.8	817883.5	30914	Soil	clay, orangish brown, silty, concretional<1%, steep slope.	0.8-1.00	30914	<0.05	2004201
15	18200	40700	405935.3	817859.0	30915	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, steep slope.	0.8-1.00	30915	<0.05	2004201
15	18200	40675	405934.7	817834.5	30916	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30916	<0.05	2004201
15	18200	40650	405934.1	817810.0	30917	Soil	clay, reddish orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	30917	<0.05	2004201
15	18200	40625	405933.5	817785.5	30918	Soil	clay, reddish orangish brown, massive, quartz fragments>1%, hilltop.	0.8-1.00	30918	<0.05	2004201
15	18200	40600	405932.9	817761.0	30919	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30919	<0.05	2004201
15	18200	40575	405932.4	817736.4	30920	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30920	0.16	2004201
15	18200	40550	405931.8	817711.9	30921	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	30921	<0.05	2004201
15	18200	40525	405931.2	817687.4	30922	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	30922	<0.05	2004201
15	18200	40500	405930.6	817662.9	30923	Soil	clay, brownish, silty, steep slope.	0.8-1.00	30923	<0.05	2004201
15	18200	40475	405930.0	817638.4	30924	Soil	clay, orangish brown, pebbly, steep slope.	0.8-1.00	30924	0.17	2004201
15	18200	40450	405929.5	817613.9	30925	Soil	clay, dark yellowish orangish brown, pebbly, creek ±2m west from station, steep slope.	0.8-1.00	30925	0.05	2004201
15	18200	40425	405928.9	817589.3	30926	Soil	clay, orangish brown, silty, grainy-sandy, quartz on surface, steep slope.	0.8-1.00	30926	<0.05	2004201
15	18200	40400	405928.3	817564.8	30927	Soil	clay, dark orangish brown, silty, quartz on surface, medium slope.	0.8-1.00	30927	<0.05	2004201
15	18200	40375	405927.7	817540.3	30928	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30928	<0.05	2004201
15	18200	40350	405927.1	817515.8	30929	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30929	<0.05	2004201
15	18200	40325	405926.6	817491.3	30930	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	30930	<0.05	2004201
15	18200	40300	405926.0	817466.8	30931	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30931	<0.05	2004201

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
15	18200	40275	405925.4	817442.2	30932	Soil	clay, dark orangish brown, pebbly, hilltop.	0.8-1.00	30932	<0.05	2004201
15	18200	40250	405924.8	817417.7	30933	Soil	clay, dark brown, silty, hilltop.	0.8-1.00	30933	<0.05	2004201
15	18200	40225	405924.2	817393.2	30934	Soil	clay, dark orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30934	<0.05	2004201
15	18200	40200	405923.7	817368.7	30935	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30935	<0.05	2004201
15	18200	40175	405923.1	817344.2	30936	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	30936	<0.05	2004201
15	18200	40150	405922.5	817319.6	30937	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30937	<0.05	2004205
15	18200	40125	405921.9	817295.1	30938	Soil	clay, reddish brown, silty, medium slope.	0.8-1.00	30938	<0.05	2004205
15	18200	40100	405921.3	817270.6	30939	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	30939	<0.05	2004205
15	18200	40075	405920.8	817246.1	30940	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	30940	<0.05	2004205
15	18200	40050	405920.2	817221.6	30941	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	30941	<0.05	2004205
15	18200	40025	405919.6	817197.1	30942	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30942	<0.05	2004205
15	18200	40000	405919.0	817172.5	30943	Soil	clay, reddish orangish brown, silty, medium slope.	0.8-1.00	30943	<0.05	2004205
15	18200	39975	405918.4	817148.0	30944	Soil	clay, reddish orange brown, silty, medium slope.	0.8-1.00	30944	<0.05	2004205
15	18200	39950	405917.9	817123.5	30945	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30945	<0.05	2004205
15	18200	39925	405917.3	817099.0	30946	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30946	<0.05	2004205
15	18200	39900	405916.7	817074.5	30947	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30947	<0.05	2004205
15	18200	39875	405916.1	817050.0	30948	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30948	<0.05	2004205
15	18200	39850	405915.5	817025.4	30949	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30949	<0.05	2004205
15	18200	39825	405915.0	817000.9	30950	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30950	<0.05	2004205
15	18200	39800	405914.4	816976.4	30951	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30951	<0.05	2004205
15	18200	39775	405913.8	816951.9	30952	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30952	<0.05	2004205
15	18200	39750	405913.2	816927.4	30953	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30953	<0.05	2004205
15	18200	39725	405912.6	816902.8	30954	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30954	<0.05	2004205
15	18200	39700	405912.1	816878.3	30955	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30955	<0.05	2004205
15	18200	39675	405911.5	816853.8	30956	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30956	<0.05	2004205
15	18200	39650	405910.9	816829.3	30957	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30957	<0.05	2004205

15	18200	39625	405910.3	816804.8	30958	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30958	<0.05	2004205
15	18200	39600	405909.7	816780.3	30959	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30959	<0.05	2004205
15	18200	39575	405909.2	816755.7	30960	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30960	<0.05	2004205
15	18200	39550	405908.6	816731.2	30961	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	30961	<0.05	2004205
15	18200	39525	405908.0	816706.7	30962	Soil	clay, light brown, massive, medium slope.	0.8-1.00	30962	<0.05	2004205
15	18200	39500	405907.4	816682.2	30963	Soil	clay, orangish brown, silty, rock outcrop probably dolerite, medium slope.	0.8-1.00	30963	<0.05	2004205
15	18200	39475	405906.8	816657.7	30964	Soil	clay, dark orangish brown, silty, sandy, medium slope.	0.8-1.00	30964	<0.05	2004205
15	18200	39450	405906.3	816633.2	30965	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30965	<0.05	2004205
15	18200	39425	405905.7	816608.6	30966	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30966	<0.05	2004205
15	18200	39400	405905.1	816584.1	30967	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30967	<0.05	2004205
15	18200	39375	405904.5	816559.6	30968	Soil	clay, light brown, silty, medium slope.	0.8-1.00	30968	<0.05	2004205
15	18200	39350	405903.9	816535.1	30969	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30969	<0.05	2004205
15	18200	39325	405903.4	816510.6	30970	Soil	clay, reddish orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	30970	<0.05	2004205
15	18200	39300	405902.8	816486.1	30971	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	30971	0.05	2004205
15	18200	39275	405902.2	816461.5	30972	Soil	clay, orangish brown, silty, sandy, quartz ±2cm, concretional<1%, medium slope.	0.8-1.00	30972	<0.05	2004205
15	18200	39250	405901.6	816437.0	30973	Soil	clay, dark orangish brown, silty, rockoutcrop probably dolerite, medium slope.	0.8-1.00	30973	<0.05	2004205
15	18200	39225	405901.0	816412.5	30974	Soil	clay, light brown, silty, quartz veins, medium slope.	0.8-1.00	30974	<0.05	2004205
15	18200	39200	405900.5	816388.0	30975	Soil	clay, light brown, silty, quartz ±2cm, rockoutcrop probably dolerite, medium slope.	0.8-1.00	30975	<0.05	2004205
15	18200	39175	405899.9	816363.5	30976	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30976	<0.05	2004205
15	18200	39150	405899.3	816338.9	30977	Soil	clay, dark orangish brown, silty, sandy, concretional>1%, medium slope.	0.8-1.00	30977	<0.05	2004205
15	18200	39125	405898.7	816314.4	30978	Soil	clay, dark orangish brown, silty, concretional>1%, rockoutcrop probably dolerite, steep slope.	0.8-1.00	30978	<0.05	2004205

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
15	18200	39100	405898.1	816289.9	30979	Soil	clay, dark brown, pebbly, concretional>1%, creek ±3m west from station, low slope.	0.4-0.60	30979	<0.05	2004205
15	18200	39075	405897.6	816265.4	30980	Soil	clay, dark yellowish orangish brown, pebbly, quartz and probably dolerite on surface, medium slope.	0.8-1.00	30980	<0.05	2004205
15	18200	39050	405897.0	816240.9	30981	Soil	clay, orangish brown, silty, concretional>1%, duricrust, quartz on surface, medium slope.	0.8-1.00	30981	<0.05	2004205
15	18200	39025	405896.4	816216.4	30982	Soil	clay, reddish orangish brown, massive, quartz fragments<1%, hilltop.	0.8-1.00	30982	<0.05	2004205
15	18200	39000	405895.8	816191.8	30983	Soil	clay, orangish brown, silty, quartz veins, concretional>1%, quartz on surface, medium slope.	0.6-0.80	30983	<0.05	2004205
15	18200	38975	405895.2	816167.3	30984	Soil	clay, light orangish brown, silty, steep slope.	0.8-1.00	30984	<0.05	2004205
15	18200	38950	405894.7	816142.8	30985	Soil	clay, white orangish brown, silty, quartz on surface, medium slope.	0.8-1.00	30985	<0.05	2004205
15	18200	38925	405894.1	816118.3	30986	Soil	clay, orange brown, silty, quartz on surface, medium slope.	0.8-1.00	30986	0.06	2004205
15	18200	38900	405893.5	816093.8	30987	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	30987	<0.05	2004205
15	18200	38875	405892.9	816069.3	30988	Soil	clay, reddish orangish brown, massive, quartz ±2cm, medium slope.	0.8-1.00	30988	0.06	2004205
15	18200	38850	405892.4	816044.7	30989	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	30989	<0.05	2004205
15	18200	38825	405891.8	816020.2	30990	Soil	clay, orangish brown, silty, quartz fragments>1%, medium slope.	0.8-1.00	30990	<0.05	2004205
15	18200	38800	405891.2	815995.7	30991	Soil	clay, dark orangish brown, silty, medium slope.	0.8-1.00	30991	<0.05	2004207
15	18200	38775	405890.6	815971.2	30992	Soil	clay, yellowish orange, pebbly, concretional<1%, creek ±3m east from station, steep slope.	0.8-1.00	30992	<0.05	2004207
15	18200	38750	405890.0	815946.7	30993	Soil	clay, light reddish yellowish brown, pebbly, steep slope.	0.8-1.00	30993	<0.05	2004207
15	18200	38725	405889.5	815922.1	30994	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	30994	0.2	2004207
15	18200	38700	405888.9	815897.6	30995	Soil	clay, orangish brown, silty, quartz fragments<1%, medium slope.	0.8-1.00	30995	<0.05	2004207
15	18200	38675	405888.3	815873.1	30996	Soil	clay, reddish orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	30996	<0.05	2004207
15	18200	38650	405887.7	815848.6	30997	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	30997	0.08	2004207
15	18200	38625	405887.1	815824.1	30998	Soil	clay, reddish orangish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	30998	<0.05	2004207
15	18200	38600	405886.6	815799.6	30999	Soil	clay, orangish brown, silty, pisolite>1%, quartz fragments>1%, concretional>1%, steep slope.	0.8-1.00	30999	0.06	2004207
15	18200	38575	405886.0	815775.0	31000	Soil	clay, reddish orangish brown, silty, concretional<1%, concretions on surface, steep slope.	0.8-1.00	31000	<0.05	2004207
15	18200	38550	405885.4	815750.5	31001	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31001	<0.05	2004207
15	18200	38525	405884.8	815726.0	31002	Soil	clay, dark orangish brown, silty, hilltop.	0.8-1.00	31002	<0.05	2004207
15	18200	38500	405884.2	815701.5	31003	Soil	clay, dark orangish brown, silty, hilltop.	0.8-1.00	31003	<0.05	2004207
15	18200	38475	405883.7	815677.0	31004	Soil	clay, light brown, silty, hilltop.	0.8-1.00	31004	<0.05	2004207

15	18200	38450	405883.1	815652.5	31005	Soil	clay, light brown, silty, concretional<1%, hilltop.	0.8-1.00	31005	0.14	2004207
15	18200	38425	405882.5	815627.9	31006	Soil	clay, light brown, silty, hilltop.	0.8-1.00	31006	0.05	2004207
15	18200	38400	405881.9	815603.4	31007	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31007	<0.05	2004207
15	18200	38375	405881.3	815578.9	31008	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31008	<0.05	2004207
15	18200	38350	405880.8	815554.4	31009	Soil	clay, light brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31009	<0.05	2004207
15	18200	38325	405880.2	815529.9	31010	Soil	clay, dark orangish brown, concretional>1%, medium slope.	0.8-1.00	31010	<0.05	2004207
15	18200	38300	405879.6	815505.4	31011	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31011	<0.05	2004207
15	18200	38275	405879.0	815480.8	31012	Soil	clay, dark yellowish orangish brown, pebbly, low slope.	0.8-1.00	31012	0.05	2004207
15	18200	38250	405878.4	815456.3			no sample, porknocker area.				2004207
15	18200	38225	405877.9	815431.8	31013	Soil	clay, orangish brown, silty, quartz fragments>1%, pisolite>1%, concretional>1%, medium slope.	0.8-1.00	31013	<0.05	2004207
15	18200	38200	405877.3	815407.3	31014	Soil	clay, dark orangish brown, pebbly, quartz fragments>1%, concretional>1%, medium slope.	0.8-1.00	31014	<0.05	2004207
15	18200	38175	405876.7	815382.8	31015	Soil	clay, orangish brown, pebbly, concretional>1%, quartz fragments>1%, concretions on surface, medium slope.	0.8-1.00	31015	<0.05	2004207
15	18200	38150	405876.1	815358.2	31016	Soil	clay, dark orangish brown, pebbly, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	31016	<0.05	2004207
15	18200	38125	405875.5	815333.7	31017	Soil	clay, dark orangish brown, pebbly, concretional>1%, hilltop.	0.8-1.00	31017	<0.05	2004207
15	18200	38100	405875.0	815309.2	31018	Soil	clay, dark yellowish orange, pebbly, concretional<1%, hilltop.	0.8-1.00	31018	<0.05	2004207
15	18200	38075	405874.4	815284.7	31019	Soil	clay, yellowish orange, silty, hilltop.	0.8-1.00	31019	<0.05	2004207
15	18200	38050	405873.8	815260.2	31020	Soil	clay, yellowish brown, silty, hilltop.	0.8-1.00	31020	<0.05	2004207
15	18200	38025	405873.2	815235.7	31021	Soil	clay, yellowish brown, silty, hilltop.	0.8-1.00	31021	<0.05	2004207
15	18200	38000	405872.6	815211.1	31022	Soil	clay, yellowish brown, silty, hilltop.	0.8-1.00	31022	<0.05	2004207
15	18200	37975	405872.1	815186.6	31023	Soil	clay, yellowish orangish brown, silty, hilltop.	0.8-1.00	31023	<0.05	2004207

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
15	18200	37950	405871.5	815162.1	31024	Soil	clay, dark yellowish orangish brown, silty, hilltop.	0.8-1.00	31024	<0.05	2004207
15	18200	37925	405870.9	815137.6	31025	Soil	clay, dark yellowish orangish brown, silty, hilltop.	0.8-1.00	31025	0.46	2004207
15	18200	37900	405870.3	815113.1	31026	Soil	clay, dark yellowish brown, silty, hilltop.	0.8-1.00	31026	<0.05	2004207
15	18200	37875	405869.7	815088.6	31027	Soil	clay, dark yellowish brown, silty, hilltop.	0.8-1.00	31027	<0.05	2004207
15	18200	37850	405869.2	815064.0	31028	Soil	clay, dark yellowish brown, silty, hilltop.	0.8-1.00	31028	<0.05	2004207
15	18200	37825	405868.6	815039.5	31029	Soil	clay, yellowish orangish brown, silty, hilltop.	0.8-1.00	31029	<0.05	2004207
15	18200	37800	405868.0	815015.0	31030	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	31030	<0.05	2004207
											2004207
											2004207
15	18200	43900			55143	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55143		2004207
15	18200	42650			55144	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55144		2004207
15	18200	40450			55145	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55145		2004207
15	18200	39075			55146	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55146		2004207
15	18200	39850			55147	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55147		2004207
16	18400	44175	406219.0	821179.0	31031	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31031	<0.05	2004207
16	18400	44150	406218.4	821154.7	31032	Soil	clay, dark yellow brown, pebbly, concretional<1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31032	<0.05	2004207
16	18400	44125	406217.8	821130.4	31033	Soil	clay, dark orange brown, silty, concretional>1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31033	<0.05	2004207
16	18400	44100	406217.1	821106.0	31034	Soil	clay, orange brown, silty, rock on surface (probably dolerite), steep slope.	0.8-1.00	31034	<0.05	2004207
16	18400	44075	406216.5	821081.7	31035	Soil	clay, orange brown, silty, rock on surface (probably dolerite), steep slope.	0.8-1.00	31035	<0.05	2004207
16	18400	44050	406215.9	821057.4	31036	Soil	clay, light brown, silty, steep slope.	0.8-1.00	31036	<0.05	2004207
16	18400	44025	406215.3	821033.1	31037	Soil	clay, light brown, massive, steep slope.	0.8-1.00	31037	<0.05	2004207
16	18400	44000	406214.6	821008.8	31038	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	31038	<0.05	2004207
16	18400	43975	406214.0	820984.5	31039	Soil	clay, orange brown, massive, concretional>1%, duricrust, medium slope.	0.8-1.00	31039	<0.05	2004207
16	18400	43950	406213.4	820960.1	31040	Soil	clay, orange brown, massive, concretional>1%, medium slope.	0.8-1.00	31040	<0.05	2004207
16	18400	43925	406212.8	820935.8	31041	Soil	clay, reddish orange brown, massive, concretional<1%, medium slope.	0.8-1.00	31041	<0.05	2004207
16	18400	43900	406212.1	820911.5	31042	Soil	clay, reddish orange brown, massive, medium slope.	0.8-1.00	31042	<0.05	2004207
16	18400	43875	406211.5	820887.2	31043	Soil	clay, reddish orange brown, massive, medium slope.	0.8-1.00	31043	<0.05	2004207

16	18400	43850	406210.9	820862.9	31044	Soil	clay, light brown, massive, hill top.	0.8-1.00	31044	<0.05	2004207
16	18400	43825	406210.3	820838.6	31045	Soil	clay, light brown, massive, hill top.	0.8-1.00	31045	<0.05	2004207
16	18400	43800	406209.6	820814.2	31046	Soil	clay, reddish orange brown, massive, medium slope.	0.8-1.00	31046	<0.05	2004209
16	18400	43775	406209.0	820789.9	31047	Soil	clay, light brown, massive, medium slope.	0.8-1.00	31047	<0.05	2004209
16	18400	43750	406208.4	820765.6	31048	Soil	clay, orange brown, massive, medium slope.	0.8-1.00	31048	<0.05	2004209
16	18400	43725	406207.8	820741.3	31049	Soil	clay, light brown, massive, concretional<1%, medium slope.	0.8-1.00	31049	<0.05	2004209
16	18400	43700	406207.2	820717.0	31050	Soil	clay, orange brown, massive, medium slope.	0.8-1.00	31050	<0.05	2004209
16	18400	43675	406206.5	820692.6	31051	Soil	clay, orange brown, massive, rock on surface (probably dolerite), medium slope.	0.8-1.00	31051	<0.05	2004209
16	18400	43650	406205.9	820668.3	31052	Soil	clay, yellowish brown, massive, concretional<1%, medium slope.	0.8-1.00	31052	<0.05	2004209
16	18400	43625	406205.3	820644.0	31053	Soil	clay, reddish yellowish orange brown, silty, concretional>1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31053	<0.05	2004209
16	18400	43600	406204.7	820619.7	31054	Soil	clay, dark orange brown, silty, concretional>1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31054	<0.05	2004209
16	18400	43575	406204.0	820595.4	31055	Soil	clay, light brown yellowish, silty, rock on surface (probably dolerite), medium slope.	0.8-1.00	31055	<0.05	2004209
16	18400	43550	406203.4	820571.1	31056	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31056	<0.05	2004209
16	18400	43525	406202.8	820546.7	31057	Soil	clay, yellowish brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31057	<0.05	2004209
16	18400	43500	406202.2	820522.4	31058	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31058	<0.05	2004209
16	18400	43475	406201.5	820498.1	31059	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31059	<0.05	2004209
16	18400	43450	406200.9	820473.8	31060	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, hilltop.	0.8-1.00	31060	<0.05	2004209
16	18400	43425	406200.3	820449.5	31061	Soil	clay, orange brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31061	<0.05	2004209
16	18400	43400	406199.7	820425.2	31062	Soil	clay, orange brown, silty, concretional>1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31062	<0.05	2004209

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
16	18400	43375	406199.0	820400.8	31063	Soil	clay, reddish orange brown, silty, quartz on surface, medium slope.	0.8-1.00	31063	<0.05	2004209
16	18400	43350	406198.4	820376.5	31064	Soil	clay, orange brown, silty, quartz fragments>1%, rock (probably dolerite) and duricrust boulders on surface, medium slope.	0.8-1.00	31064	<0.05	2004209
16	18400	43325	406197.8	820352.2	31065	Soil	clay, orange brown, silty, quartz fragments>1%, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31065	<0.05	2004209
16	18400	43300	406197.2	820327.9	31066	Soil	clay, orange brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31066	<0.05	2004209
16	18400	43275	406196.6	820303.6	31067	Soil	clay, light brown, massive, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31067	<0.05	2004209
16	18400	43250	406195.9	820279.2	31068	Soil	clay, light brown, massive, concretional<1%, duricrust boulders on surface, medium slope.	0.8-1.00	31068	<0.05	2004209
16	18400	43225	406195.3	820254.9	31069	Soil	clay, dark brown, pebbly, concretional>1%, duricrust, rock on surface (probably dolerite), medium slope.	0.8-1.00	31069	<0.05	2004209
16	18400	43200	406194.7	820230.6	31070	Soil	clay, reddish orange brown, silty, concretional>1%, duricrust on surface, steep slope.	0.8-1.00	31070	<0.05	2004209
16	18400	43175	406194.1	820206.3	31071	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	31071	<0.05	2004209
16	18400	43150	406193.4	820182.0	31072	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31072	<0.05	2004209
16	18400	43125	406192.8	820157.7	31073	Soil	clay, orange brown, silty, concretional<1%, steep slope.	0.8-1.00	31073	<0.05	2004209
16	18400	43100	406192.2	820133.3	31074	Soil	clay, orange brown, silty, concretional<1%, steep slope.	0.8-1.00	31074	<0.05	2004209
16	18400	43075	406191.6	820109.0	31075	Soil	clay, pale brown, silty, duricrust boulders on surface, medium slope.	0.8-1.00	31075	<0.05	2004209
16	18400	43050	406190.9	820084.7	31076	Soil	clay, light brown yellow, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31076	<0.05	2004209
16	18400	43025	406190.3	820060.4	31077	Soil	clay, orange brown, silty, concretional>1%, duricrust, medium slope.	0.8-1.00	31077	<0.05	2004209
16	18400	43000	406189.7	820036.1	31078	Soil	clay, orange brown, silty, concretional>1%, quartz ±2cm, medium slope.	0.8-1.00	31078	<0.05	2004209
16	18400	42975	406189.1	820011.8	31079	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	31079	0.14	2004209
16	18400	42950	406188.4	819987.4	31080	Soil	clay, orange brown, silty, concretional on surface, medium slope.	0.8-1.00	31080	<0.05	2004209
16	18400	42925	406187.8	819963.1	31081	Soil	clay, orange red light brown, silty, sandy, medium slope.	0.8-1.00	31081	<0.05	2004209
16	18400	42900	406187.2	819938.8	31082	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31082	<0.05	2004209
16	18400	42875	406186.6	819914.5	31083	Soil	clay, orange brown, silty, quartz fragments>1%, concretional<1%, medium slope.	0.8-1.00	31083	<0.05	2004209
16	18400	42850	406186.0	819890.2			no sample, porknocker area.
16	18400	42825	406185.3	819865.8			no sample, porknocker area.
16	18400	42800	406184.7	819841.5			no sample, porknocker area.
16	18400	42775	406184.1	819817.2			no sample, porknocker area.
16	18400	42750	406183.5	819792.9			no sample, porknocker area.
16	18400	42725	406182.8	819768.6			no sample, porknocker area.

16	18400	42700	406182.2	819744.3			no sample, porknocker area.
16	18400	42675	406181.6	819719.9			no sample, porknocker area.
16	18400	42650	406181.0	819695.6	31084	Soil	clay, orange brown, massive, low slope.	0.8-1.00	31084	<0.05
16	18400	42625	406180.3	819671.3	31085	Soil	clay, light brown, silty, low slope.	0.8-1.00	31085	<0.05	2004209
16	18400	42600	406179.7	819647.0	31086	Soil	clay, yellowish brown, silty, sandy, medium slope.	0.8-1.00	31086	<0.05	2004209
16	18400	42575	406179.1	819622.7	31087	Soil	clay, reddish orange brown, silty, medium slope.	0.8-1.00	31087	<0.05	2004209
16	18400	42550	406178.5	819598.4	31088	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	31088	<0.05	2004209
16	18400	42525	406177.8	819574.0	31089	Soil	clay, orange brown, silty, rock on surface (probably dolerite), medium slope.	0.8-1.00	31089	<0.05	2004209
16	18400	42500	406177.2	819549.7	31090	Soil	clay, light brown, pebbly, concretional>1%, creek ±2m west from station, low slope.	0.8-1.00	31090	<0.05	2004209
16	18400	42475	406176.6	819525.4	31091	Soil	clay, light brown, silty, quartz fragments<1%, concretional<1%, medium slope.	0.8-1.00	31091	<0.05	2004209
16	18400	42450	406176.0	819501.1	31092	Soil	clay, orange brown, massive, medium slope.	0.8-1.00	31092	<0.05	2004209
16	18400	42425	406175.4	819476.8	31093	Soil	clay, orange brown, massive, medium slope.	0.8-1.00	31093	<0.05	2004209
16	18400	42400	406174.7	819452.4	31094	Soil	clay, orange brown, silty, rock on surface (probably dolerite), medium slope.	0.8-1.00	31094	<0.05	2004209
16	18400	42375	406174.1	819428.1	31095	Soil	clay, light brown, silty, concretional>1%, quartz fragments>1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31095	<0.05	2004209
16	18400	42350	406173.5	819403.8	31096	Soil	clay, light brown orange, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31096	<0.05	2004209
16	18400	42325	406172.9	819379.5	31097	Soil	clay, orange brown, silty, massive, concretional on surface, steep slope.	0.8-1.00	31097	<0.05	2004209

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
16	18400	42300	406172.2	819355.2	31098	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	31098	<0.05	2004209
16	18400	42275	406171.6	819330.9	31099	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31099	<0.05	2004209
16	18400	42250	406171.0	819306.5	31100	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31100	<0.05	2004209
16	18400	42225	406170.4	819282.2	31101	Soil	clay, orange brown, silty, concretional<1%, concretional on surface, medium slope.	0.8-1.00	31101	<0.05	2004209
16	18400	42200	406169.7	819257.9	31102	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	31102	<0.05	2004211
16	18400	42175	406169.1	819233.6	31103	Soil	clay, dark orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31103	<0.05	2004211
16	18400	42150	406168.5	819209.3	31104	Soil	clay, orange brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31104	<0.05	2004211
16	18400	42125	406167.9	819185.0	31105	Soil	clay, orange brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31105	<0.05	2004211
16	18400	42100	406167.2	819160.6	31106	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31106	<0.05	2004211
16	18400	42075	406166.6	819136.3	31107	Soil	clay, dark orange brown, silty, concretional>1%, medium slope.	0.8-1.00	31107	<0.05	2004211
16	18400	42050	406166.0	819112.0	31108	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	31108	<0.05	2004211
16	18400	42025	406165.4	819087.7	31109	Soil	clay, orange brown, silty, concretional>1%, duricrust, medium slope.	0.8-1.00	31109	<0.05	2004211
16	18400	42000	406164.8	819063.4	31110	Soil	clay, orange brown, silty, concretional>1%, duricrust, medium slope.	0.8-1.00	31110	<0.05	2004211
16	18400	41975	406164.1	819039.0	31111	Soil	clay, light brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31111	<0.05	2004211
16	18400	41950	406163.5	819014.7	31112	Soil	clay, dark orange brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31112	<0.05	2004211
16	18400	41925	406162.9	818990.4	31113	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	31113	<0.05	2004211
16	18400	41900	406162.3	818966.1	31114	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	31114	<0.05	2004211
16	18400	41875	406161.6	818941.8	31115	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	31115	<0.05	2004211
16	18400	41850	406161.0	818917.5	31116	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	31116	<0.05	2004211
16	18400	41825	406160.4	818893.1	31117	Soil	clay, orangish, silty, concretional<1%, concretional on surface, medium slope.	0.8-1.00	31117	<0.05	2004211
16	18400	41800	406159.8	818868.8	31118	Soil	clay, light brown, silty, concretional>1%, medium slope.	0.8-1.00	31118	<0.05	2004211
16	18400	41775	406159.1	818844.5	31119	Soil	clay, orangish, silty, concretional>1%, medium slope.	0.8-1.00	31119	<0.05	2004211
16	18400	41750	406158.5	818820.2	31120	Soil	clay, orange brown, silty, concretional>1%, duricrust, medium slope.	0.8-1.00	31120	<0.05	2004211
16	18400	41725	406157.9	818795.9	31121	Soil	clay, reddish orange, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31121	<0.05	2004211
16	18400	41700	406157.3	818771.6	31122	Soil	clay, orange brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31122	<0.05	2004211
16	18400	41675	406156.6	818747.2	31123	Soil	clay, light brown, silty, concretional>1%, medium slope.	0.8-1.00	31123	<0.05	2004211

16	18400	41650	406156.0	818722.9	31124	Soil	clay, light brown, silty, concretional>1%, medium slope.	0.8-1.00	31124	<0.05	2004211
16	18400	41625	406155.4	818698.6			no sample, porknocker area.			<0.05	2004211
16	18400	41600	406154.8	818674.3			no sample, porknocker area.			<0.05	2004211
16	18400	41575	406154.2	818650.0			no sample, porknocker area.			<0.05	2004211
16	18400	41550	406153.5	818625.6			no sample, porknocker area.			<0.05	2004211
16	18400	41525	406152.9	818601.3			no sample, porknocker area.			<0.05	2004211
16	18400	41500	406152.3	818577.0			no sample, porknocker area.			<0.05	2004211
16	18400	41475	406151.7	818552.7			no sample, porknocker area.			<0.05	2004211
16	18400	41450	406151.0	818528.4	31125	Soil	clay, orange brown, massive, concretional>1%, quartz fragments>1%, quartz ±3cm, medium slope.	0.8-1.00	31125	<0.05	2004211
16	18400	41425	406150.4	818504.1	31126	Soil	clay, orange brown, silty, concretional<1%, duricrust on surface, medium slope.	0.8-1.00	31126	<0.05	2004211
16	18400	41400	406149.8	818479.7	31127	Soil	clay, brownish, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31127	<0.05	2004211
16	18400	41375	406149.2	818455.4	31128	Soil	clay, brownish, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31128	<0.05	2004211
16	18400	41350	406148.5	818431.1	31129	Soil	clay, light brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31129	0.05	2004211
16	18400	41325	406147.9	818406.8	31130	Soil	clay, light brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31130	<0.05	2004211
16	18400	41300	406147.3	818382.5	31131	Soil	clay, light brown, silty, concretional>1%, medium slope.	0.8-1.00	31131	0.06	2004211
16	18400	41275	406146.7	818358.2	31132	Soil	clay, light brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	31132	<0.05	2004211
16	18400	41250	406146.0	818333.8	31133	Soil	clay, brownish, silty, concretional>1%, medium slope.	0.8-1.00	31133	0.07	2004211
16	18400	41225	406145.4	818309.5	31134	Soil	clay, brownish, silty, concretional>1%, quartz fragments<1%, hilltop.	0.8-1.00	31134	<0.05	2004211
16	18400	41200	406144.8	818285.2	31135	Soil	clay, light brown, silty, concretional>1%, concretional on surface, hilltop.	0.8-1.00	31135	<0.05	2004211
16	18400	41175	406144.2	818260.9	31136	Soil	clay, light brown, silty, concretional>1%, duricrust, hilltop.	0.8-1.00	31136	<0.05	2004211
16	18400	41150	406143.6	818236.6	31137	Soil	clay, light brown, silty, concretional>1%, duricrust, hilltop.	0.8-1.00	31137	<0.05	2004211

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
16	18400	41125	406142.9	818212.2	31138	Soil	clay, brown, silty, concretional>1%, duricrust, medium slope.	0.8-1.00	31138	<0.05	2004211
16	18400	41100	406142.3	818187.9	31139	Soil	clay, dark orange brown, silty, concretional>1%, medium slope.	0.8-1.00	31139	0.06	2004211
16	18400	41075	406141.7	818163.6	31140	Soil	clay, light brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31140	0.09	2004211
16	18400	41050	406141.1	818139.3	31141	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	31141	<0.05	2004211
16	18400	41025	406140.4	818115.0	31142	Soil	clay, pale reddish brown, silty, concretional>1%, steep slope.	0.8-1.00	31142	<0.05	2004211
16	18400	41000	406139.8	818090.7	31143	Soil	clay, brownish, silty, concretional>1%, steep slope.	0.8-1.00	31143	0.1	2004211
16	18400	40975	406139.2	818066.3	31144	Soil	clay, reddish orange, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31144	<0.05	2004211
16	18400	40950	406138.6	818042.0	31145	Soil	clay, light brown, silty, creek ±2m east from station, steep slope.	0.8-1.00	31145	0.11	2004211
16	18400	40925	406137.9	818017.7	31146	Soil	clay, light brown, silty, quartz veins, concretional>1%, steep slope.	0.8-1.00	31146	0.07	2004211
16	18400	40900	406137.3	817993.4	31147	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31147	<0.05	2004211
16	18400	40875	406136.7	817969.1	31148	Soil	clay, brownish, silty, concretional on surface, medium slope.	0.8-1.00	31148	<0.05	2004211
16	18400	40850	406136.1	817944.8	31149	Soil	clay, brownish, massive, concretional<1%, concretional on surface, medium slope.	0.8-1.00	31149	<0.05	2004211
16	18400	40825	406135.4	817920.4	31150	Soil	clay, brownish, silty, quartz veins, quartz fragments>1%, concretional<1%, medium slope.	0.8-1.00	31150	<0.05	2004211
16	18400	40800	406134.8	817896.1	31151	Soil	clay, pale reddish brown, massive, quartz veins, concretional<1%, medium slope.	0.8-1.00	31151	<0.05	2004211
16	18400	40775	406134.2	817871.8	31152	Soil	clay, brownish, massive, quartz fragments>1%, concretional>1%, medium slope.	0.8-1.00	31152	0.08	2004211
16	18400	40750	406133.6	817847.5	31153	Soil	clay, brownish, massive, quartz fragments>1%, concretional>1%, medium slope.	0.8-1.00	31153	0.11	2004211
16	18400	40725	406133.0	817823.2	31154	Soil	clay, brownish, massive, quartz fragments>1%, concretional>1%, medium slope.	0.8-1.00	31154	<0.05	2004211
16	18400	40700	406132.3	817798.8	31155	Soil	clay, light brown, massive, quartz fragments>1%, concretional>1%, medium slope.	0.8-1.00	31155	<0.05	2004211
16	18400	40675	406131.7	817774.5	31156	Soil	clay, light brown, massive, hill top.	0.8-1.00	31156	<0.05	2004211
16	18400	40650	406131.1	817750.2	31157	Soil	clay, light brown, massive, quartz fragments>1%, concretional>1%, hilltop.	0.8-1.00	31157	<0.05	2004211
16	18400	40625	406130.5	817725.9	31158	Soil	clay, brownish, silty, sandy-grainy, quartz fragments>1%, medium slope.	0.8-1.00	31158	<0.05	2004213
16	18400	40600	406129.8	817701.6	31159	Soil	clay, light brown, massive, quartz veins, grainy-sandy, medium slope.	0.8-1.00	31159	<0.05	2004213
16	18400	40575	406129.2	817677.3	31160	Soil	clay, light brown, silty, quartz fragments>1%, grainy-sandy, quartz ±2m, concretional>1%, medium slope.	0.8-1.00	31160	<0.05	2004213
16	18400	40550	406128.6	817652.9	31161	Soil	clay, light brown, silty, concretional>1%, medium slope.	0.8-1.00	31161	<0.05	2004213
16	18400	40525	406128.0	817628.6	31162	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31162	0.13	2004213
16	18400	40500	406127.3	817604.3	31163	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31163	<0.05	2004213

16	18400	40475	406126.7	817580.0	31164	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31164	<0.05	2004213
16	18400	40450	406126.1	817555.7	31165	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31165	<0.05	2004213
16	18400	40425	406125.5	817531.4	31166	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31166	<0.05	2004213
16	18400	40400	406124.8	817507.0	31167	Soil	clay, brownish, silty, medium slope.	0.8-1.00	31167	<0.05	2004213
16	18400	40375	406124.2	817482.7	31168	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31168	<0.05	2004213
16	18400	40350	406123.6	817458.4	31169	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31169	<0.05	2004213
16	18400	40325	406123.0	817434.1	31170	Soil	clay, light brown, massive, medium slope.	0.8-1.00	31170	<0.05	2004213
16	18400	40300	406122.4	817409.8	31171	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	31171	<0.05	2004213
16	18400	40275	406121.7	817385.4	31172	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	31172	<0.05	2004213
16	18400	40250	406121.1	817361.1	31173	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31173	<0.05	2004213
16	18400	40225	406120.5	817336.8	31174	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31174	<0.05	2004213
16	18400	40200	406119.9	817312.5	31175	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	31175	<0.05	2004213
16	18400	40175	406119.2	817288.2	31176	Soil	clay, dark orange brown, silty, medium slope.	0.8-1.00	31176	<0.05	2004213
16	18400	40150	406118.6	817263.9	31177	Soil	clay, dark orange brown, pebbly-silty, concretional<1%, medium slope.	0.8-1.00	31177	<0.05	2004213
16	18400	40125	406118.0	817239.5	31178	Soil	clay, dark orange brown, silty, concretional<1%, medium slope.	0.8-1.00	31178	<0.05	2004213
16	18400	40100	406117.4	817215.2	31179	Soil	clay, dark orange brown, pebbly-silty, concretional<1%, medium slope.	0.8-1.00	31179	<0.05	2004213
16	18400	40075	406116.7	817190.9	31180	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	31180	<0.05	2004213
16	18400	40050	406116.1	817166.6	31181	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	31181	<0.05	2004213
16	18400	40025	406115.5	817142.3	31182	Soil	clay, dark orange brown, silty, hilltop.	0.8-1.00	31182	<0.05	2004213
16	18400	40000	406114.9	817118.0	31183	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31183	<0.05	2004213

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
16	18400	39975	406114.2	817093.6	31184	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31184	<0.05	2004213
16	18400	39950	406113.6	817069.3	31185	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	31185	<0.05	2004213
16	18400	39925	406113.0	817045.0	31186	Soil	clay, brownish, silty, medium slope.	0.8-1.00	31186	<0.05	2004213
16	18400	39900	406112.4	817020.7	31187	Soil	clay, brownish, massive, medium slope.	0.8-1.00	31187	<0.05	2004213
16	18400	39875	406111.8	816996.4	31188	Soil	clay, brownish, massive, medium slope.	0.8-1.00	31188	<0.05	2004213
16	18400	39850	406111.1	816972.0	31189	Soil	clay, brownish, silty, medium slope.	0.8-1.00	31189	<0.05	2004213
16	18400	39825	406110.5	816947.7	31190	Soil	clay, light brown, massive, medium slope.	0.8-1.00	31190	<0.05	2004213
16	18400	39800	406109.9	816923.4	31191	Soil	clay, light brown, massive, medium slope.	0.8-1.00	31191	<0.05	2004213
16	18400	39775	406109.3	816899.1	31192	Soil	clay, light brown, massive, medium slope.	0.8-1.00	31192	0.07	2004213
16	18400	39750	406108.6	816874.8	31193	Soil	clay, light brown, massive, medium slope.	0.8-1.00	31193	<0.05	2004213
16	18400	39725	406108.0	816850.5	31194	Soil	clay, light brown, massive, pisolite>1%, concretional<1%, medium slope.	0.8-1.00	31194	<0.05	2004213
16	18400	39700	406107.4	816826.1	31195	Soil	clay, light brown, pebbly, concretional>1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31195	<0.05	2004213
16	18400	39675	406106.8	816801.8	31196	Soil	clay, light brown, massive, concretional>1%, medium slope.	0.8-1.00	31196	<0.05	2004213
16	18400	39650	406106.1	816777.5	31197	Soil	clay, light brown, silty, concretional<1%, medium slope.	0.8-1.00	31197	<0.05	2004213
16	18400	39625	406105.5	816753.2	31198	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31198	<0.05	2004213
16	18400	39600	406104.9	816728.9	31199	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31199	<0.05	2004213
16	18400	39575	406104.3	816704.6	31200	Soil	clay, light brown, silty, pisolite<1%, concretional<1%, medium slope.	0.8-1.00	31200	<0.05	2004213
16	18400	39550	406103.6	816680.2	31201	Soil	clay, light brown, silty, concretional>1%, rock on surface (probably dolerite), medium slope.	0.8-1.00	31201	<0.05	2004213
16	18400	39525	406103.0	816655.9	31202	Soil	clay, light brown, silty, sandy, rock on surface (probably dolerite), steep slope.	0.8-1.00	31202	<0.05	2004213
16	18400	39500	406102.4	816631.6	31203	Soil	clay, brownish, silty, rock on surface (probably dolerite), medium slope.	0.8-1.00	31203	<0.05	2004213
16	18400	39475	406101.8	816607.3	31204	Soil	clay, brownish, silty, concretional<1%, medium slope.	0.8-1.00	31204	<0.05	2004213
16	18400	39450	406101.2	816583.0	31205	Soil	clay, brownish, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31205	<0.05	2004213
16	18400	39425	406100.5	816558.6	31206	Soil	clay, dark orange brown, silty, concretional<1%, medium slope.	0.8-1.00	31206	<0.05	2004213
16	18400	39400	406099.9	816534.3	31207	Soil	clay, light brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31207	0.07	2004213
16	18400	39375	406099.3	816510.0	31208	Soil	clay, dark orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31208	<0.05	2004213
16	18400	39350	406098.7	816485.7	31209	Soil	clay, dark orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31209	<0.05	2004213

16	18400	39325	406098.0	816461.4	31210	Soil	clay, dark orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31210	<0.05	2004213
16	18400	39300	406097.4	816437.1	31211	Soil	clay, brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31211	<0.05	2004213
16	18400	39275	406096.8	816412.7	31212	Soil	clay, light brown, pebbly, medium slope.	0.8-1.00	31212	<0.05	2004213
16	18400	39250	406096.2	816388.4	31213	Soil	clay, pale brown, silty, medium slope.	0.8-1.00	31213	0.05	2004213
16	18400	39225	406095.5	816364.1	31214	Soil	clay, pale brown, silty, medium slope.	0.8-1.00	31214	<0.05	2004213
16	18400	39200	406094.9	816339.8	31215	Soil	clay, pale brown, pebbly-silty, medium slope.	0.8-1.00	31215	<0.05	2004213
16	18400	39175	406094.3	816315.5	31216	Soil	clay, pale brown, pebbly, medium slope.	0.8-1.00	31216	<0.05	2004213
16	18400	39150	406093.7	816291.2	31217	Soil	clay, pale brown, silty, medium slope.	0.8-1.00	31217	<0.05	2004213
16	18400	39125	406093.0	816266.8	31218	Soil	clay, pale brown, pebbly, medium slope.	0.8-1.00	31218	<0.05	2004213
16	18400	39100	406092.4	816242.5	31219	Soil	clay, pale brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31219	<0.05	2004213
16	18400	39075	406091.8	816218.2	31220	Soil	clay, pale brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31220	<0.05	2004213
16	18400	39050	406091.2	816193.9	31221	Soil	clay, pale brown, pebbly-silty, medium slope.	0.8-1.00	31221	<0.05	2004213
16	18400	39025	406090.6	816169.6	31222	Soil	clay, pale brown, silty, medium slope.	0.8-1.00	31222	<0.05	2004215
16	18400	39000	406089.9	816145.2	31223	Soil	clay, pale brown, pebbly, medium slope.	0.8-1.00	31223	<0.05	2004215
16	18400	38975	406089.3	816120.9	31224	Soil	clay, pale brown, silty, medium slope.	0.8-1.00	31224	<0.05	2004215
16	18400	38950	406088.7	816096.6	31225	Soil	clay, pale brown, silty, medium slope.	0.8-1.00	31225	<0.05	2004215
16	18400	38925	406088.1	816072.3	31226	Soil	clay, pale brown, pebbly-silty, medium slope.	0.8-1.00	31226	<0.05	2004215
16	18400	38900	406087.4	816048.0	31227	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31227	<0.05	2004215
16	18400	38875	406086.8	816023.7	31228	Soil	clay, light brown, pebbly, medium slope.	0.8-1.00	31228	<0.05	2004215
16	18400	38850	406086.2	815999.3	31229	Soil	clay, light brown, silty, concretional on surface, steep slope.	0.8-1.00	31229	<0.05	2004215
16	18400	38825	406085.6	815975.0	31230	Soil	clay, light brown, silty, steep slope.	0.8-1.00	31230	<0.05	2004215

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
16	18400	38800	406084.9	815950.7	31231	Soil	clay, pale brown, pebbly, concretional>1%, quartz and duricrust on surface, medium slope.	0.8-1.00	31231	<0.05	2004215
16	18400	38775	406084.3	815926.4	31232	Soil	clay, light brown, pebbly, quartz and duricrust on surface, station ±3m west from creek, medium slope.	0.8-1.00	31232	<0.05	2004215
16	18400	38750	406083.7	815902.1	31233	Soil	clay, pale brown, silty, concretional<1%, quartz on surface, low slope.	0.8-1.00	31233	<0.05	2004215
16	18400	38725	406083.1	815877.8	31234	Soil	clay, light brown, silty, concretional>1%, medium slope.	0.8-1.00	31234	<0.05	2004215
16	18400	38700	406082.4	815853.4	31235	Soil	clay, light brown, silty, concretional>1%, steep slope.	0.8-1.00	31235	<0.05	2004215
16	18400	38675	406081.8	815829.1	31236	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31236	<0.05	2004215
16	18400	38650	406081.2	815804.8	31237	Soil	clay, light brown, silty, steep slope.	0.8-1.00	31237	<0.05	2004215
16	18400	38625	406080.6	815780.5	31238	Soil	clay, light brown, silty, medium slope.	0.8-1.00	31238	0.11	2004215
16	18400	38600	406080.0	815756.2	31239	Soil	clay, light brown, massive, medium slope.	0.8-1.00	31239	To Follow	2004215
16	18400	38575	406079.3	815731.8	31240	Soil	clay, light brown, silty, concretional>1%, steep slope.	0.8-1.00	31240	<0.05	2004215
16	18400	38550	406078.7	815707.5	31241	Soil	clay, light brown, silty, concretional<1%, steep slope.	0.8-1.00	31241	<0.05	2004215
16	18400	38525	406078.1	815683.2	31242	Soil	clay, brown, silty, concretional<1%, steep slope.	0.8-1.00	31242	<0.05	2004215
16	18400	38500	406077.5	815658.9	31243	Soil	clay, light brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31243	<0.05	2004215
16	18400	38475	406076.8	815634.6	31244	Soil	clay, light brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31244	<0.05	2004215
16	18400	38450	406076.2	815610.3	31245	Soil	clay, light brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31245	<0.05	2004215
16	18400	38425	406075.6	815585.9	31246	Soil	clay, light brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31246	<0.05	2004215
16	18400	38400	406075.0	815561.6	31247	Soil	clay, light brown, pebbly, hilltop.	0.8-1.00	31247	<0.05	2004215
16	18400	38375	406074.3	815537.3	31248	Soil	clay, pale brown, silty, hilltop.	0.8-1.00	31248	<0.05	2004215
16	18400	38350	406073.7	815513.0	31249	Soil	clay, pale brown, silty, hilltop.	0.8-1.00	31249	<0.05	2004215
16	18400	38325	406073.1	815488.7	31250	Soil	clay, pale brown, silty, hilltop.	0.8-1.00	31250	<0.05	2004215
16	18400	38300	406072.5	815464.4	31251	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31251	0.13	2004215
16	18400	38275	406071.8	815440.0	31252	Soil	clay, pale brown, pebbly-silty, concretional<1%, hilltop.	0.8-1.00	31252	<0.05	2004215
16	18400	38250	406071.2	815415.7	31253	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31253	<0.05	2004215
16	18400	38225	406070.6	815391.4	31254	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31254	0.05	2004215
16	18400	38200	406070.0	815367.1	31255	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31255	<0.05	2004215
16	18400	38175	406069.4	815342.8	31256	Soil	clay, pale brown, pebbly, concretional>1%, hilltop.	0.8-1.00	31256	<0.05	2004215

16	18400	38150	406068.7	815318.4	31257	Soil	clay, light brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31257	<0.05	2004215
16	18400	38125	406068.1	815294.1	31258	Soil	clay, pale brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31258	<0.05	2004215
16	18400	38100	406067.5	815269.8			no sample, porknocker area.			<0.05	2004215
16	18400	38075	406066.9	815245.5	31259	Soil	clay, pale brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31259	<0.05	2004215
16	18400	38050	406066.2	815221.2	31260	Soil	clay, pale brown, pebbly, concretional>1%, duricrust boulders on surface, hilltop.	0.8-1.00	31260	<0.05	2004215
16	18400	38025	406065.6	815196.9	31261	Soil	clay, pale brown, pebbly, concretional>1%, hilltop.	0.8-1.00	31261	<0.05	2004215
16	18400	38000	406065.0	815172.5	31262	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31262	To Follow	2004215
16	18400	37975	406064.4	815148.2	31263	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31263	<0.05	2004215
16	18400	37950	406063.7	815123.9	31264	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31264	<0.05	2004215
16	18400	37925	406063.1	815099.6	31265	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31265	<0.05	2004215
16	18400	37900	406062.5	815075.3	31266	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31266	<0.05	2004215
16	18400	37875	406061.9	815051.0	31267	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31267	<0.05	2004215
16	18400	37850	406061.2	815026.6	31268	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31268	<0.05	2004215
16	18400	37825	406060.6	815002.3	31269	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31269	<0.05	2004215
16	18400	37800	406060.0	814978.0	31270	Soil	clay, pale brown, pebbly, hilltop.	0.8-1.00	31270	<0.05	2004215
											2004215
16	18400	43375			55148	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55148	<0.05	2004215
16	18400	42475			55149	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, brownish quartz.	Surface	55149	<0.05	2004215
16	18400	40850			55151	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55151	<0.05
16	18400	38775			55154	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, brownish quartz.	Surface	55154	<0.05
17	18600	44350	406433.0	821408.0	31301	Soil	clay, orangish reddish yellowish brown, pebbly-silty, concretional>1%, concretions on surface, steep slope.	0.8-1.00	31301	<0.05	2004195

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
17	18600	44325	406432.3	821383.4	31302	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, concretions on surface, steep slope.	0.8-1.00	31302	<0.05	2004195
17	18600	44300	406431.6	821358.9	31303	Soil	clay, reddish orangish brown, pebbly, concretional>1%, duricrust, concretions on surface, medium slope.	0.8-1.00	31303	0.11	2004195
17	18600	44275	406431.0	821334.3	31304	Soil	clay, orangish brown, pebbly-silty, concretional>1%, duricrust, concretions on surface, steep slope.	0.8-1.00	31304	<0.05	2004195
17	18600	44250	406430.3	821309.7	31305	Soil	clay, orangish reddish brown, pebbly-silty, concretional<1%, medium slope.	0.8-1.00	31305	To Follow	2004195
17	18600	44225	406429.6	821285.1	31306	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	31306	<0.05	2004195
17	18600	44200	406428.9	821260.6	31307	Soil	clay, dark orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31307	<0.05	2004195
17	18600	44175	406428.2	821236.0	31308	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, concretions on surface, medium slope.	0.8-1.00	31308	<0.05	2004195
17	18600	44150	406427.5	821211.4	31309	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31309	<0.05	2004195
17	18600	44125	406426.9	821186.8	31310	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31310	0.09	2004195
17	18600	44100	406426.2	821162.3	31311	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, medium slope.	0.8-1.00	31311	<0.05	2004195
17	18600	44075	406425.5	821137.7	31312	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31312	<0.05	2004195
17	18600	44050	406424.8	821113.1	31313	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31313	<0.05	2004195
17	18600	44025	406424.1	821088.6	31314	Soil	clay, orangish brown, pebbly-silty, concretional>1%, pisolites>1%, quartz fragments<1%, medium slope.	0.8-1.00	31314	<0.05	2004195
17	18600	44000	406423.4	821064.0	31315	Soil	clay, orangish brown, pebbly-silty, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31315	<0.05	2004195
17	18600	43975	406422.8	821039.4	31316	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31316	<0.05	2004195
17	18600	43950	406422.1	821014.8	31317	Soil	clay, dark orangish brown, pebbly-silty, concretional<1%, hilltop.	0.8-1.00	31317	<0.05	2004195
17	18600	43925	406421.4	820990.3	31318	Soil	clay, dark orangish brown, pebbly-silty, concretional>1%, pisolite<1%, hilltop.	0.8-1.00	31318	<0.05	2004195
17	18600	43900	406420.7	820965.7	31319	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, pisolites>1%, steep slope.	0.8-1.00	31319	<0.05	2004195
17	18600	43875	406420.0	820941.1	31320	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolites>1%, duricrust, steep slope.	0.8-1.00	31320	<0.05	2004195
17	18600	43850	406419.3	820916.5	31321	Soil	clay, orangish reddish brown, massive, concretional>1%, duricrust, concretions on surface, steep slope.	0.8-1.00	31321	<0.05	2004195
17	18600	43825	406418.7	820892.0	31322	Soil	clay, orangish brown, massive, concretional<1%, steep slope.	0.8-1.00	31322	<0.05	2004195
17	18600	43800	406418.0	820867.4	31323	Soil	clay, orangish brown, pebbly-silty, medium slope.	0.8-1.00	31323	<0.05	2004195
17	18600	43775	406417.3	820842.8	31324	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	31324	<0.05	2004195
17	18600	43750	406416.6	820818.3	31325	Soil	clay, dark orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	31325	<0.05	2004195
17	18600	43725	406415.9	820793.7	31326	Soil	clay, orangish brown, massive, concretional<1%, steep slope.	0.8-1.00	31326	<0.05	2004195

17	18600	43700	406415.2	820769.1	31327	Soil	clay, reddish brown, silty, concretions on surface, steep slope.	0.8-1.00	31327	<0.05	2004195
17	18600	43675	406414.6	820744.5	31328	Soil	clay, orangish reddish yellowish brown, silty, probably saprolite, steep slope.	0.8-1.00	31328	<0.05	2004195
17	18600	43650	406413.9	820720.0	31329	Soil	clay, orangish yellowish black, pebbly-silty, concretions on surface, steep slope.	0.8-1.00	31329	<0.05	2004195
17	18600	43625	406413.2	820695.4	31330	Soil	clay, orangish yellowish white brown, pebbly-silty, duricrust on surface, probably saprolite, creek ±3m west from station, steep slope.	0.8-1.00	31330	<0.05	2004195
17	18600	43600	406412.5	820670.8	31331	Soil	clay, orangish reddish yellowish brown, pebbly-silty, duricrust on surface, steep slope.	0.8-1.00	31331	<0.05	2004195
17	18600	43575	406411.8	820646.3	31332	Soil	clay, reddish orangish brown, silty-pebbly, duricrust on surface, medium slope.	0.8-1.00	31332	<0.05	2004195
17	18600	43550	406411.1	820621.7	31333	Soil	clay, dark reddish orangish brown, massive, concretional<1%, steep slope.	0.8-1.00	31333	<0.05	2004195
17	18600	43525	406410.5	820597.1	31334	Soil	clay, reddish orangish brown, massive, medium slope.	0.8-1.00	31334	<0.05	2004195
17	18600	43500	406409.8	820572.5	31335	Soil	clay, reddish orangish yellowish brown, massive, rockoutcrop probably basalt, medium slope.	0.8-1.00	31335	<0.05	2004195
17	18600	43475	406409.1	820548.0	31336	Soil	clay, orangish brown, massive, concretional<1%, rockoutcrop probably basalt, medium slope.	0.8-1.00	31336	<0.05	2004195
17	18600	43450	406408.4	820523.4	31337	Soil	clay, orangish brown, pebbly, concretional<1%, creek ±10m east from station, steep slope.	0.8-1.00	31337	<0.05	2004195
17	18600	43425	406407.7	820498.8	31338	Soil	clay, orangish brown, massive, concretional<1%, quartz and iron concretions at surface, medium slope.	0.8-1.00	31338	<0.05	2004195
17	18600	43400	406407.0	820474.2	31339	Soil	clay, reddish orangish brown, massive, concretional>1%, quartz fragments>1%, rockoutcrop probably basalt, medium slope.	0.8-1.00	31339	<0.05	2004195
17	18600	43375	406406.4	820449.7	31340	Soil	clay, orangish brown, massive, concretional<1%, concretions on surface, medium slope.	0.8-1.00	31340	<0.05	2004195

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
17	18600	43350	406405.7	820425.1	31341	Soil	clay, orangish reddish brown, silty, concretional<1%, rockoutcrop probably basalt, steep slope.	0.8-1.00	31341	<0.05	2004195
17	18600	43325	406405.0	820400.5	31342	Soil	clay, orangish brown, silty, quartz fragments<1%, rockoutcrop probably basalt, steep slope.	0.8-1.00	31342	<0.05	2004195
17	18600	43300	406404.3	820376.0	31343	Soil	clay, orangish brown, pebbly-silty, concretional<1%, duricrust, steep slope.	0.8-1.00	31343	<0.05	2004195
17	18600	43275	406403.6	820351.4	31344	Soil	clay, orangish reddish brown, silty, concretional<1%, quartz fragments<1%, steep slope.	0.8-1.00	31344	<0.05	2004195
17	18600	43250	406402.9	820326.8	31345	Soil	clay, orangish yellowish brown, silty, concretional>1%, quartz veins, quartz ±2cm, medium slope.	0.8-1.00	31345	<0.05	2004195
17	18600	43225	406402.3	820302.2	31346	Soil	clay, orangish reddish brown, silty, concretional<1%, steep slope.	0.8-1.00	31346	<0.05	2004195
17	18600	43200	406401.6	820277.7			no sample, old porknocker area.				2004195
17	18600	43175	406400.9	820253.1			no sample, old porknocker area.				2004195
17	18600	43150	406400.2	820228.5	31347	Soil	clay, orangish reddish yellowish brown, massive, concretional<1%, medium slope.	0.8-1.00	31347	<0.05	2004195
17	18600	43125	406399.5	820203.9	31348	Soil	clay, dark yellowish brown, silty, duricrust, medium slope.	0.8-1.00	31348	<0.05	2004195
17	18600	43100	406398.8	820179.4	31349	Soil	clay, dark yellowish brown, silty, concretional<1%, quartz fragments<1%, steep slope.	0.8-1.00	31349	<0.05	2004195
17	18600	43075	406398.2	820154.8	31350	Soil	clay, dark yellowish brown, silty, medium slope.	0.8-1.00	31350	<0.05	2004195
17	18600	43050	406397.5	820130.2	31351	Soil	clay, orangish yellowish brown, silty, steep slope.	0.8-1.00	31351	<0.05	2004195
17	18600	43025	406396.8	820105.7	31352	Soil	clay, orangish yellowish brown, pebbly, silty, medium slope.	0.8-1.00	31352	<0.05	2004196
17	18600	43000	406396.1	820081.1	31353	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	31353	<0.05	2004196
17	18600	42975	406395.4	820056.5	31354	Soil	clay, orangish reddish brown, massive, steep slope.	0.8-1.00	31354	0.06	2004196
17	18600	42950	406394.7	820031.9	31355	Soil	clay, reddish brown, massive, concretional<1%, medium slope.	0.8-1.00	31355	0.07	2004196
17	18600	42925	406394.1	820007.4	31356	Soil	clay, reddish yellowish brown, massive, pisolites<1%, medium slope.	0.8-1.00	31356	<0.05	2004196
17	18600	42900	406393.4	819982.8	31357	Soil	clay, reddish brown, silty, pisolites<1%, steep slope.	0.8-1.00	31357	<0.05	2004196
17	18600	42875	406392.7	819958.2	31358	Soil	clay, orangish reddish brown, silty-pebbly, concretions on surface, steep slope.	0.8-1.00	31358	<0.05	2004196
17	18600	42850	406392.0	819933.6	31359	Soil	clay, orangish reddish brown, pebbly-silty, concretional<1%, quartz and iron concretions on surface, steep slope.	0.8-1.00	31359	<0.05	2004196
17	18600	42825	406391.3	819909.1	31360	Soil	clay, orangish brown, silty-pebbly, concretional<1%, concretions on surface, steep slope.	0.8-1.00	31360	<0.05	2004196
17	18600	42800	406390.6	819884.5	31361	Soil	clay, reddish orangish brown, silty, concretional<1%, creek ±3m east from station, medium slope.	0.8-1.00	31361	<0.05	2004196
17	18600	42775	406390.0	819859.9	31362	Soil	clay, reddish orangish brown, silty, quartz fragments<1%, medium slope.	0.8-1.00	31362	<0.05	2004196
17	18600	42750	406389.3	819835.4	31363	Soil	clay, orangish yellowish brown, silty-pebbly, steep slope.	0.8-1.00	31363	0.07	2004196
17	18600	42725	406388.6	819810.8	31364	Soil	clay, orangish reddish brown, silty, steep slope.	0.8-1.00	31364	<0.05	2004196

17	18600	42700	406387.9	819786.2	31365	Soil	clay, reddish orangish brown, massive, medium slope.	0.8-1.00	31365	<0.05	2004196
17	18600	42675	406387.2	819761.6	31366	Soil	clay, orangish reddish brown, massive, steep slope.	0.8-1.00	31366	<0.05	2004196
17	18600	42650	406386.5	819737.1	31367	Soil	clay, orangish brown, pebbly, steep slope.	0.8-1.00	31367	<0.05	2004196
17	18600	42625	406385.9	819712.5			no sample, creek.				2004196
17	18600	42600	406385.2	819687.9	31368	Soil	clay, orangish reddish yellowish white brown, silty, hilltop.	0.8-1.00	31368	<0.05	2004196
17	18600	42575	406384.5	819663.4	31369	Soil	clay, orangish reddish yellowish brown, silty-pebbly, steep slope.	0.8-1.00	31369	0.05	2004196
17	18600	42550	406383.8	819638.8	31370	Soil	clay, orangish brown, silty-pebbly, concretional<1%, medium slope.	0.8-1.00	31370	0.09	2004196
17	18600	42525	406383.1	819614.2	31371	Soil	clay, orangish reddish yellowish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31371	0.09	2004196
17	18600	42500	406382.4	819589.6	31372	Soil	clay, orangish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31372	0.08	2004196
17	18600	42475	406381.8	819565.1	31373	Soil	clay, reddish brown, massive, concretional>1%, medium slope.	0.8-1.00	31373	0.08	2004196
17	18600	42450	406381.1	819540.5	31374	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31374	0.09	2004196
17	18600	42425	406380.4	819515.9	31375	Soil	clay, orangish brown, silty-pebbly, concretional<1%, medium slope.	0.8-1.00	31375	0.10	2004196
17	18600	42400	406379.7	819491.3	31376	Soil	clay, orangish yellowish brown, silty-pebbly, concretional>1%, steep slope.	0.8-1.00	31376	0.10	2004196
17	18600	42375	406379.0	819466.8	31377	Soil	clay, orangish brown, massive, concretional<1%, steep slope.	0.8-1.00	31377	0.10	2004196
17	18600	42350	406378.3	819442.2	31378	Soil	clay, reddish orangish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31378	0.18	2004196
17	18600	42325	406377.7	819417.6	31379	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, pisolites<1%, medium slope.	0.8-1.00	31379	0.13	2004196
17	18600	42300	406377.0	819393.1	31380	Soil	clay, orangish brown, pebbly-silty, pisolite<1%, steep slope.	0.8-1.00	31380	0.07	2004196
17	18600	42275	406376.3	819368.5	31381	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	31381	0.10	2004196
17	18600	42250	406375.6	819343.9	31382	Soil	clay, orangish reddish brown, silty, concretional>1%, creek ±3m east from station, steep slope.	0.8-1.00	31382	0.07	2004196
17	18600	42225	406374.9	819319.3	31383	Soil	clay, orangish reddish brown, massive, concretional<1%, steep slope.	0.8-1.00	31383	0.08	2004196

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
17	18600	42200	406374.2	819294.8	31384	Soil	clay, orangish brown, massive, hilltop.	0.8-1.00	31384	0.07	2004196
17	18600	42175	406373.6	819270.2	31385	Soil	clay, reddish orangish brown, massive, steep slope.	0.8-1.00	31385	0.17	2004196
17	18600	42150	406372.9	819245.6	31386	Soil	clay, orangish yellowish brown, silty, medium slope.	0.8-1.00	31386	0.09	2004196
17	18600	42125	406372.2	819221.0	31387	Soil	clay, orangish reddish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31387	0.08	2004196
17	18600	42100	406371.5	819196.5	31388	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust, concretions on surface, medium slope.	0.8-1.00	31388	<0.05	2004196
17	18600	42075	406370.8	819171.9	31389	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolites>1%, duricrust, concretions on surface, medium slope.	0.8-1.00	31389	<0.05	2004196
17	18600	42050	406370.1	819147.3	31390	Soil	clay, orangish reddish brown, pebbly, concretional>1%, concretions on surface, steep slope.	0.8-1.00	31390	<0.05	2004196
17	18600	42025	406369.5	819122.8	31391	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31391	<0.05	2004196
17	18600	42000	406368.8	819098.2	31392	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust, medium slope.	0.8-1.00	31392	<0.05	2004196
17	18600	41975	406368.1	819073.6	31393	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31393	<0.05	2004196
17	18600	41950	406367.4	819049.0	31394	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust, steep slope.	0.8-1.00	31394	<0.05	2004196
17	18600	41925	406366.7	819024.5	31395	Soil	clay, orangish reddish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31395	<0.05	2004196
17	18600	41900	406366.0	818999.9	31396	Soil	clay, dark orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	06-0.80	31396	<0.05	2004196
17	18600	41875	406365.4	818975.3	31397	Soil	clay, reddish orangish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, hilltop.	0.8-1.00	31397	<0.05	2004198
17	18600	41850	406364.7	818950.7	31398	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31398	<0.05	2004198
17	18600	41825	406364.0	818926.2	31399	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, quartz fragments<1%, quartz ±2cm, medium slope.	0.8-1.00	31399	<0.05	2004198
17	18600	41800	406363.3	818901.6	31400	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, medium slope.	0.8-1.00	31400	<0.05	2004198
17	18600	41775	406362.6	818877.0	31401	Soil	clay, light orangish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31401	<0.05	2004198
17	18600	41750	406361.9	818852.5	31402	Soil	clay, dark orangish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31402	<0.05	2004198
17	18600	41725	406361.3	818827.9	31403	Soil	clay, orangish reddish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31403	<0.05	2004198
17	18600	41700	406360.6	818803.3	31404	Soil	clay, orange reddish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31404	<0.05	2004198
17	18600	41675	406359.9	818778.7	31405	Soil	clay, orangish brown, pebbly, pisolites<1%, medium slope.	0.8-1.00	31405	<0.05	2004198
17	18600	41650	406359.2	818754.2	31406	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31406	<0.05	2004198
17	18600	41625	406358.5	818729.6	31407	Soil	clay, orangish yellowish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31407	<0.05	2004198
17	18600	41600	406357.8	818705.0	31408	Soil	clay, reddish orangish brown, pebbly, concretional>1%, duricrust, medium slope.	06-0.80	31408	<0.05	2004198

17	18600	41575	406357.2	818680.5	31409	Soil	clay, dark orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31409	<0.05	2004198
17	18600	41550	406356.5	818655.9	31410	Soil	clay, reddish orangish brown, silty-pebbly, concretional>1%, pisolites>1%, concretions on surface, steep slope.	0.8-1.00	31410	<0.05	2004198
17	18600	41525	406355.8	818631.3	31411	Soil	clay, orangish reddish yellowish brown, massive, concretional>1%, pisolites>1%, steep slope.	0.8-1.00	31411	0.13	2004198
17	18600	41500	406355.1	818606.7	31412	Soil	clay, yellowish reddish orangish brown, silty, steep slope.	0.8-1.00	31412	<0.05	2004198
17	18600	41475	406354.4	818582.2	31413	Soil	clay, orangish brown, silty-pebbly, concretional<1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31413	<0.05	2004198
17	18600	41450	406353.7	818557.6	31414	Soil	clay, orangish yellowish brown, silty-pebbly, duricrust, hilltop.	0.8-1.00	31414	<0.05	2004198
17	18600	41425	406353.1	818533.0	31415	Soil	clay, orangish reddish brown, silty-pebbly, concretional<1%, concretions on surface, steep slope.	0.8-1.00	31415	0.25	2004198
17	18600	41400	406352.4	818508.4	31416	Soil	clay, reddish yellowish orangish brown, pebbly-silty, concretional<1%, pisolites>1%, concretions on surface, steep slope.	0.8-1.00	31416	<0.05	2004198
17	18600	41375	406351.7	818483.9	31417	Soil	clay, orangish reddish yellowish brown, silty-pebbly, creek ±3m east from station, steep slope.	0.8-1.00	31417	<0.05	2004198
17	18600	41350	406351.0	818459.3	31418	Soil	clay, reddish yellowish brown, silty, steep slope.	0.8-1.00	31418	<0.05	2004198
17	18600	41325	406350.3	818434.7	31419	Soil	clay, reddish orangish brown, massive, medium slope.	0.8-1.00	31419	<0.05	2004198
17	18600	41300	406349.6	818410.2	31420	Soil	clay, reddish yellowish orangish brown, silty, steep slope.	0.8-1.00	31420	<0.05	2004198
17	18600	41275	406349.0	818385.6	31421	Soil	clay, dark white reddish orangish yellowish brown, silty, probably saprolite, steep slope.	0.8-1.00	31421	0.08	2004198
17	18600	41250	406348.3	818361.0	31422	Soil	clay, orangish yellowish white brown, silty, steep slope.	0.8-1.00	31422	0.05	2004198

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
17	18600	41225	406347.6	818336.4	31423	Soil	clay, dark yellowish reddish white brown, silty, probably saprolite, quartz on surface, medium slope.	0.8-1.00	31423	<0.05	2004198
17	18600	41200	406346.9	818311.9	31424	Soil	clay, orangish white reddish brown, pebbly-silty, concretional>1%, quartz veins, quartz ±1cm, medium slope.	0.8-1.00	31424	<0.05	2004198
17	18600	41175	406346.2	818287.3	31425	Soil	clay, orangish brown, pebbly-silty, concretional>1%, pisolites>1%, concretions on surface, steep slope.	0.8-1.00	31425	<0.05	2004198
17	18600	41150	406345.5	818262.7	31426	Soil	clay, orangish reddish brown, massive, concretional<1%, concretions on surface, steep slope.	0.8-1.00	31426	0.08	2004198
17	18600	41125	406344.9	818238.1	31427	Soil	clay, orangish reddish brown, pebbly, concretional<1%, steep slope.	0.8-1.00	31427	0.05	2004198
17	18600	41100	406344.2	818213.6	31428	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31428	<0.05	2004198
17	18600	41075	406343.5	818189.0	31429	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31429	0.15	2004198
17	18600	41050	406342.8	818164.4	31430	Soil	clay, orangish reddish brown, pebbly, concretional>1%, concretions on surface, steep slope.	0.8-1.00	31430	<0.05	2004198
17	18600	41025	406342.1	818139.9	31431	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, steep slope.	0.8-1.00	31431	<0.05	2004198
17	18600	41000	406341.5	818115.3	31432	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, hilltop.	0.8-1.00	31432	<0.05	2004198
17	18600	40975	406340.8	818090.7	31433	Soil	clay, orangish reddish yellow, pebbly, concretional>1%, pisolites>1%, duricrust, medium slope.	0.8-1.00	31433	0.15	2004198
17	18600	40950	406340.1	818066.1	31434	Soil	clay, orangish reddish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31434	0.06	2004198
17	18600	40925	406339.4	818041.6	31435	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, steep slope.	0.8-1.00	31435	0.10	2004198
17	18600	40900	406338.7	818017.0	31436	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31436	0.06	2004198
17	18600	40875	406338.0	817992.4	31437	Soil	clay, orangish brown, pebbly, concretional<1%, steep slope.	0.8-1.00	31437	0.07	2004198
17	18600	40850	406337.4	817967.8	31438	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites<1%, steep slope.	0.8-1.00	31438	0.41	2004198
17	18600	40825	406336.7	817943.3	31439	Soil	clay, orangish brown, silty-pebbly, concretional<1%, steep slope.	0.8-1.00	31439	0.08	2004198
17	18600	40800	406336.0	817918.7	31440	Soil	clay, orangish reddish brown, silty-pebbly, concretional<1%, concretions on surface, steep slope.	0.8-1.00	31440	<0.05	2004198
17	18600	40775	406335.3	817894.1	31441	Soil	clay, reddish yellowish orangish brown, pebbly-silty, concretional>1%, duricrust, pisolites, steep slope.	0.8-1.00	31441	<0.05	2004198
17	18600	40750	406334.6	817869.6			no sample, creek.				2004198
17	18600	40725	406333.9	817845.0	31442	Soil	clay, orangish reddish yellowish brown, pebbly-silty, concretional>1%, creek ±3m east from station, steep slope.	0.8-1.00	31442	<0.05	2004198
17	18600	40700	406333.3	817820.4			no sample, porknocker area.				2004198
17	18600	40675	406332.6	817795.8			no sample, porknocker area.				2004198
17	18600	40650	406331.9	817771.3	31443	Soil	clay, orangish reddish brown, massive, concretional<1%, duricrust, medium slope.	0.8-1.00	31443	<0.05	2004198
17	18600	40625	406331.2	817746.7	31444	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31444	<0.05	2004198
17	18600	40600	406330.5	817722.1	31445	Soil	clay, reddish brown, massive, quartz fragments<1%, medium slope.	0.8-1.00	31445	<0.05	2004198

17	18600	40575	406329.8	817697.5	31446	Soil	clay, orangish brown, massive, pisolites<1%, hilltop.	0.8-1.00	31446	<0.05	2004198
17	18600	40550	406329.2	817673.0	31447	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	31447	<0.05	2004198
17	18600	40525	406328.5	817648.4	31448	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	31448	<0.05	2004200
17	18600	40500	406327.8	817623.8	31449	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31449	<0.05	2004200
17	18600	40475	406327.1	817599.3	31450	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31450	<0.05	2004200
17	18600	40450	406326.4	817574.7	31451	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31451	<0.05	2004200
17	18600	40425	406325.7	817550.1	31452	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	31452	<0.05	2004200
17	18600	40400	406325.1	817525.5	31453	Soil	clay, orangish brown, pebbly, pisolites<1%, quartz fragments<1%, medium slope.	0.8-1.00	31453	<0.05	2004200
17	18600	40375	406324.4	817501.0	31454	Soil	clay, orangish brown, silty-pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31454	<0.05	2004200
17	18600	40350	406323.7	817476.4	31455	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31455	<0.05	2004200
17	18600	40325	406323.0	817451.8	31456	Soil	clay, orangish reddish brown, silty-pebbly, concretional>1%, steep slope.	0.8-1.00	31456	<0.05	2004200
17	18600	40300	406322.3	817427.3	31457	Soil	clay, orangish reddish brown, pebbly, concretional<1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31457	<0.05	2004200
17	18600	40275	406321.6	817402.7	31458	Soil	clay, orangish brown, pebbly, concretional<1%, concretions on surface, steep slope.	0.8-1.00	31458	<0.05	2004200
17	18600	40250	406321.0	817378.1	31459	Soil	clay, dark orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31459	<0.05	2004200
17	18600	40225	406320.3	817353.5	31460	Soil	clay, dark orangish brown, pebbly, concretional<1%, steep slope.	0.8-1.00	31460	<0.05	2004200

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
17	18600	40200	406319.6	817329.0	31461	Soil	clay, orangish reddish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31461	<0.05	2004200
17	18600	40175	406318.9	817304.4	31462	Soil	clay, yellowish reddish orangish brown, silty-pebbly, steep slope.	0.8-1.00	31462	<0.05	2004200
17	18600	40150	406318.2	817279.8	31463	Soil	clay, orangish reddish brown, pebbly, concretional<1%, pisolites<1%, steep slope.	0.8-1.00	31463	<0.05	2004200
17	18600	40125	406317.5	817255.2	31464	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, steep slope.	0.8-1.00	31464	<0.05	2004200
17	18600	40100	406316.9	817230.7	31465	Soil	clay, orangish reddish brown, pebbly, concretional<1%, pisolites<1%, concretions on surface, medium slope.	0.8-1.00	31465	<0.05	2004200
17	18600	40075	406316.2	817206.1	31466	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31466	<0.05	2004200
17	18600	40050	406315.5	817181.5	31467	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, steep slope.	0.8-1.00	31467	<0.05	2004200
17	18600	40025	406314.8	817157.0	31468	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, steep slope.	0.8-1.00	31468	<0.05	2004200
17	18600	40000	406314.1	817132.4	31469	Soil	clay, orangish reddish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31469	<0.05	2004200
17	18600	39975	406313.4	817107.8	31470	Soil	clay, orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31470	<0.05	2004200
17	18600	39950	406312.8	817083.2	31471	Soil	clay, reddish orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31471	<0.05	2004200
17	18600	39925	406312.1	817058.7	31472	Soil	clay, orangish brown, pebbly, concretional>1%, hilltop.	0.8-1.00	31472	<0.05	2004200
17	18600	39900	406311.4	817034.1	31473	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, medium slope.	0.8-1.00	31473	<0.05	2004200
17	18600	39875	406310.7	817009.5	31474	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolites<1%, steep slope.	0.8-1.00	31474	<0.05	2004200
17	18600	39850	406310.0	816984.9	31475	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, steep slope.	0.8-1.00	31475	<0.05	2004200
17	18600	39825	406309.3	816960.4	31476	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, medium slope.	0.8-1.00	31476	<0.05	2004200
17	18600	39800	406308.7	816935.8	31477	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, medium slope.	0.8-1.00	31477	<0.05	2004200
17	18600	39775	406308.0	816911.2	31478	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31478	<0.05	2004200
17	18600	39750	406307.3	816886.7	31479	Soil	clay, reddish brown, massive, concretional<1%, medium slope.	0.8-1.00	31479	<0.05	2004200
17	18600	39725	406306.6	816862.1	31480	Soil	clay, reddish brown, massive, concretional>1%, medium slope.	0.8-1.00	31480	<0.05	2004200
17	18600	39700	406305.9	816837.5	31481	Soil	clay, reddish orangish brown, pebbly-silty, concretional<1%, concretions on surface, medium slope.	0.8-1.00	31481	<0.05	2004200
17	18600	39675	406305.2	816812.9	31482	Soil	clay, orangish reddish brown, pebbly-silty, pisolites>1%, medium slope.	0.8-1.00	31482	<0.05	2004200
17	18600	39650	406304.6	816788.4	31483	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, pisolites<1%, medium slope.	0.8-1.00	31483	<0.05	2004200
17	18600	39625	406303.9	816763.8	31484	Soil	clay, reddish orangish brown, pebbly-silty, concretional>1%, medium slope.	0.8-1.00	31484	<0.05	2004200
17	18600	39600	406303.2	816739.2	31485	Soil	clay, orangish brown, pebbly, concretional>1%, concretions on surface, steep slope.	0.8-1.00	31485	<0.05	2004200

17	18600	39575	406302.5	816714.6	31486	Soil	clay, orangish reddish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31486	<0.05	2004200
17	18600	39550	406301.8	816690.1	31487	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, steep slope.	0.8-1.00	31487	<0.05	2004200
17	18600	39525	406301.1	816665.5	31488	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, medium slope.	0.8-1.00	31488	<0.05	2004200
17	18600	39500	406300.5	816640.9	31489	Soil	clay, orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31489	<0.05	2004200
17	18600	39475	406299.8	816616.4	31490	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31490	<0.05	2004200
17	18600	39450	406299.1	816591.8	31491	Soil	clay, orangish reddish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31491	<0.05	2004200
17	18600	39425	406298.4	816567.2	31492	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31492	<0.05	2004200
17	18600	39400	406297.7	816542.6	31493	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31493	<0.05	2004200
17	18600	39375	406297.0	816518.1	31494	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31494	0.06	2004200
17	18600	39350	406296.4	816493.5	31495	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, duricrust, concretions on surface, steep slope.	0.8-1.00	31495	<0.05	2004200
17	18600	39325	406295.7	816468.9	31496	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, steep slope.	0.8-1.00	31496	<0.05	2004200
17	18600	39300	406295.0	816444.4	31497	Soil	clay, dark orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, medium slope.	0.8-1.00	31497	<0.05	2004200
17	18600	39275	406294.3	816419.8	31498	Soil	clay, dark orangish brown, pebbly, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31498	0.07	2004200
17	18600	39250	406293.6	816395.2	31499	Soil	clay, dark brown, pebbly-silty, pisolites<1%, steep slope.	0.8-1.00	31499	0.10	2004200
17	18600	39225	406292.9	816370.6	31500	Soil	clay, dark brown, pebbly, medium slope.	0.8-1.00	31500	0.07	2004200
17	18600	39200	406292.3	816346.1	31501	Soil	clay, dark orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31501	0.06	2004200
17	18600	39175	406291.6	816321.5	31502	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31502	0.07	2004200

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
17	18600	39150	406290.9	816296.9	31503	Soil	clay, dark orangish brown, massive, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31503	<0.05	2004200
17	18600	39125	406290.2	816272.3	31504	Soil	clay, dark orangish brown, massive, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31504	<0.05	2004202
17	18600	39100	406289.5	816247.8	31505	Soil	clay, dark orangish brown, pebbly, concretional<1%, pisolites<1%, steep slope.	0.8-1.00	31505	<0.05	2004202
17	18600	39075	406288.8	816223.2	31506	Soil	clay, orangish reddish yellowish brown, massive, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31506	<0.05	2004202
17	18600	39050	406288.2	816198.6	31507	Soil	clay, orangish reddish yellowish brown, pebbly, concretional>1%, pisolites>1%, concretions on surface, steep slope.	06-0.80	31507	<0.05	2004202
17	18600	39025	406287.5	816174.1	31508	Soil	clay, reddish yellowish orangish brown, silty, concretional<1%, steep slope.	0.8-1.00	31508	<0.05	2004202
17	18600	39000	406286.8	816149.5	31509	Soil	clay, light reddish orangish brown, pebbly, concretional>1%, pisolites<1%, medium slope.	0.8-1.00	31509	<0.05	2004202
17	18600	38975	406286.1	816124.9	31510	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolites>1%, quartz and concretions on surface, medium slope.	0.8-1.00	31510	<0.05	2004202
17	18600	38950	406285.4	816100.3	31511	Soil	clay, orangish reddish yellowish brown, silty, concretional>1%, pisolites>1%, concretions on surface, medium slope.	0.8-1.00	31511	<0.05	2004202
17	18600	38925	406284.7	816075.8	31512	Soil	clay, orangish reddish yellowish white brown, silty, concretional<1%, concretions on surface, medium slope.	0.8-1.00	31512	<0.05	2004202
17	18600	38900	406284.1	816051.2	31513	Soil	clay, orangish reddish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31513	<0.05	2004202
17	18600	38875	406283.4	816026.6	31514	Soil	clay, orangish reddish brown, massive, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31514	<0.05	2004202
17	18600	38850	406282.7	816002.0	31515	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31515	<0.05	2004202
17	18600	38825	406282.0	815977.5	31516	Soil	clay, reddish orangish brown, massive, concretions on surface, medium slope.	0.8-1.00	31516	<0.05	2004202
17	18600	38800	406281.3	815952.9	31517	Soil	clay, reddish orangish brown, massive, concretional>1%, pisolites<1%, duricrust, concretions on surface, medium slope.	0.8-1.00	31517	<0.05	2004202
17	18600	38775	406280.6	815928.3	31518	Soil	clay, dark orangish brown, pebbly, concretional>1%, quartz fragments<1%, concretions on surface, steep slope.	06-0.80	31518	<0.05	2004202
17	18600	38750	406280.0	815903.8	31519	Soil	clay, dark orangish brown, massive, concretional<1%, concretions on surface, steep slope.	0.8-1.00	31519	<0.05	2004202
17	18600	38725	406279.3	815879.2	31520	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, creek ±5m west from station, medium slope.	0.8-1.00	31520	<0.05	2004202
17	18600	38700	406278.6	815854.6	31521	Soil	clay, reddish brown, silty, steep slope.	0.8-1.00	31521	<0.05	2004202
17	18600	38675	406277.9	815830.0	31522	Soil	clay, orangish reddish brown, pebbly, steep slope.	0.8-1.00	31522	<0.05	2004202
17	18600	38650	406277.2	815805.5	31523	Soil	clay, orangish reddish brown, massive, quartz fragments<1%, steep slope.	0.8-1.00	31523	<0.05	2004202
17	18600	38625	406276.5	815780.9	31524	Soil	clay, dark orangish brown, silty, concretional<1%, steep slope.	0.8-1.00	31524	<0.05	2004202
17	18600	38600	406275.9	815756.3	31525	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites<1%, concretions on surface, low slope.	06-0.80	31525	0.07	2004202
17	18600	38575	406275.2	815731.7	31526	Soil	clay, orangish reddish yellowish brown, pebbly, concretional<1%, concretions on surface, creek ±8m from station, low slope.	0.8-1.00	31526	<0.05	2004202
17	18600	38550	406274.5	815707.2	31527	Soil	clay, orangish brown, pebbly, concretional<1%, quartz on surface, medium slope.	0.8-1.00	31527	<0.05	2004202

17	18600	38525	406273.8	815682.6	31528	Soil	clay, orangish brown, pebbly, concretional>1%, concretions on surface, steep slope.	0.8-1.00	31528	<0.05	2004202
17	18600	38500	406273.1	815658.0	31529	Soil	clay, orangish brown, massive, concretional>1%, pisolites>1%, concretions on surface, steep slope.	0.8-1.00	31529	<0.05	2004202
17	18600	38475	406272.4	815633.5	31530	Soil	clay, orangish reddish brown, massive, concretional>1%, concretions on surface, steep slope.	0.8-1.00	31530	0.14	2004202
17	18600	38450	406271.8	815608.9	31531	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, concretions on surface, steep slope.	0.8-1.00	31531	<0.05	2004202
17	18600	38425	406271.1	815584.3	31532	Soil	clay, orangish reddish yellowish brown, pebbly-silty, concretional<1%, steep slope.	0.8-1.00	31532	<0.05	2004202
17	18600	38400	406270.4	815559.7	31533	Soil	clay, orangish brown, pebbly, concretional<1%, steep slope.	0.8-1.00	31533	<0.05	2004202
17	18600	38375	406269.7	815535.2	31534	Soil	clay, orangish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31534	<0.05	2004202
17	18600	38350	406269.0	815510.6	31535	Soil	clay, dark orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31535	<0.05	2004202
17	18600	38325	406268.3	815486.0	31536	Soil	clay, orangish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31536	<0.05	2004202
17	18600	38300	406267.7	815461.5	31537	Soil	clay, orangish reddish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31537	<0.05	2004202
17	18600	38275	406267.0	815436.9	31538	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31538	<0.05	2004202
17	18600	38250	406266.3	815412.3	31539	Soil	clay, dark orangish brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31539	0.06	2004202
17	18600	38225	406265.6	815387.7	31540	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites>1%, hilltop.	0.8-1.00	31540	<0.05	2004202
17	18600	38200	406264.9	815363.2	31541	Soil	clay, orangish brown, pebbly, hilltop.	0.8-1.00	31541	<0.05	2004202

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
17	18600	38175	406264.2	815338.6	31542	Soil	clay, dark orangish brown, pebbly, hilltop.	0.8-1.00	31542	0.06	2004202
17	18600	38150	406263.6	815314.0	31543	Soil	clay, orangish brown, pebbly, hilltop.	0.8-1.00	31543	<0.05	2004202
17	18600	38125	406262.9	815289.4	31544	Soil	clay, orangish brown, pebbly, hilltop.	0.8-1.00	31544	0.38	2004202
17	18600	38100	406262.2	815264.9	31545	Soil	clay, dark orangish brown, pebbly, concretional<1%, pisolites<1%, hilltop.	0.8-1.00	31545	<0.05	2004202
17	18600	38075	406261.5	815240.3	31546	Soil	clay, orangish brown, pebbly, hilltop.	0.8-1.00	31546	<0.05	2004202
17	18600	38050	406260.8	815215.7	31547	Soil	clay, dark orangish brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31547	<0.05	2004202
17	18600	38025	406260.1	815191.2	31548	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites<1%, hilltop.	0.8-1.00	31548	<0.05	2004202
17	18600	38000	406259.5	815166.6	31549	Soil	clay, orangish brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31549	<0.05	2004202
17	18600	37975	406258.8	815142.0	31550	Soil	clay, dark orangish brown, pebbly, concretional<1%, pisolites<1%, hilltop.	0.8-1.00	31550	<0.05	2004202
17	18600	37950	406258.1	815117.4	31551	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31551	<0.05	2004202
17	18600	37925	406257.4	815092.9	31552	Soil	clay, orangish brown, pebbly, concretional<1%, pisolites<1%, medium slope.	0.8-1.00	31552	<0.05	2004202
17	18600	37900	406256.7	815068.3	31553	Soil	clay, orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	31553	<0.05	2004202
17	18600	37875	406256.0	815043.7	31554	Soil	clay, dark orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	31554	<0.05	2004202
17	18600	37850	406255.4	815019.1	31555	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, steep slope.	0.8-1.00	31555	<0.05	2004202
17	18600	37825	406254.7	814994.6	31556	Soil	clay, dark orangish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31556	<0.05	2004202
17	18600	37800	406254.0	814970.0	31557	Soil	clay, dark orangish reddish brown, pebbly-silty, concretional>1%, medium slope.	0.8-1.00	31557	<0.05	2004202
18	18800	44475	406605.0	821584.0	31558	Soil	clay, orange brown, massive, concretional>1%, pisolite>1%, concretional duricrust on surface, medium slope.	0.8-1.00	31558	<0.05	2004202
18	18800	44450	406604.5	821559.3	31559	Soil	clay, orange brown, massive, concretional>1%, pisolite>1%, duricrust on surface, medium slope.	0.8-1.00	31559	<0.05	2004202
18	18800	44425	406604.0	821534.7	31560	Soil	clay, red orange brown, pebbly silty, concretional>1%, pisolite<1%, duricrust boulders on surface, medium slope.	0.6-0.80	31560	0.15	2004206
18	18800	44400	406603.4	821510.0	31561	Soil	clay, orangish reddish yellowish brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31561	<0.05	2004206
18	18800	44375	406602.9	821485.3	31562	Soil	clay, orangish reddish yellowish brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31562	<0.05	2004206
18	18800	44350	406602.4	821460.6	31563	Soil	clay, orange brown, massive, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31563	<0.05	2004206
18	18800	44325	406601.9	821436.0	31564	Soil	clay, dark orange brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31564	<0.05	2004206
18	18800	44300	406601.3	821411.3	31565	Soil	clay, light orange brown, pebbly, concretional>1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31565	<0.05	2004206
18	18800	44275	406600.8	821386.6	31566	Soil	clay, orange brown, pebbly, concretional>1%, quartz fragments<1%, medium slope.	0.8-1.00	31566	<0.05	2004206

18	18800	44250	406600.3	821362.0	31567	Soil	clay, orange brown, pebbly, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31567	<0.05	2004206
18	18800	44225	406599.8	821337.3	31568	Soil	clay, orange brown, pebbly, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31568	<0.05	2004206
18	18800	44200	406599.2	821312.6	31569	Soil	clay, orange brown, pebbly, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31569	<0.05	2004206
18	18800	44175	406598.7	821288.0	31570	Soil	clay, orange brown, pebbly, pisolite<1%, medium slope.	0.8-1.00	31570	<0.05	2004206
18	18800	44150	406598.2	821263.3	31571	Soil	clay, orange brown, pebbly, pisolite<1%, medium slope.	0.8-1.00	31571	<0.05	2004206
18	18800	44125	406597.7	821238.6	31572	Soil	clay, orange brown, pebbly, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31572	<0.05	2004206
18	18800	44100	406597.1	821213.9	31573	Soil	clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31573	<0.05	2004206
18	18800	44075	406596.6	821189.3	31574	Soil	clay, orange brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31574	<0.05	2004206
18	18800	44050	406596.1	821164.6	31575	Soil	clay, orange dark brown, pebbly-silty, concretional<1%, medium slope.	0.8-1.00	31575	<0.05	2004206
18	18800	44025	406595.6	821139.9	31576	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31576	<0.05	2004206
18	18800	44000	406595.0	821115.3	31577	Soil	clay, orange brown, pebbly-silty, medium slope.	0.8-1.00	31577	<0.05	2004206
18	18800	43975	406594.5	821090.6	31578	Soil	clay, orange dark brown, pebbly-silty, concretional<1%, medium slope.	0.8-1.00	31578	<0.05	2004206
18	18800	43950	406594.0	821065.9	31579	Soil	clay, orange dark brown, pebbly, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31579	<0.05	2004206
18	18800	43925	406593.5	821041.3	31580	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31580	<0.05	2004206
18	18800	43900	406592.9	821016.6	31581	Soil	clay, orangish reddish brown, pebbly, concretional>1%, duricrust, pisolite>1%, concretional on surface, hilltop.	0.8-1.00	31581	<0.05	2004206
18	18800	43875	406592.4	820991.9	31582	Soil	clay, orangish reddish brown, pebbly, concretional>1%, duricrust, steep slope.	0.8-1.00	31582	<0.05	2004206

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
18	18800	43850	406591.9	820967.2	31583	Soil	clay, reddish brown, pebbly-silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31583	<0.05	2004206
18	18800	43825	406591.4	820942.6	31584	Soil	clay, orangish reddish brown, pebbly-silty, concretional<1%, concretional on surface, steep slope.	0.8-1.00	31584	<0.05	2004206
18	18800	43800	406590.8	820917.9	31585	Soil	clay, reddish brown, massive, concretional>1%, pisolite>1%, concretional on surface, steep slope.	0.8-1.00	31585	<0.05	2004206
18	18800	43775	406590.3	820893.2	31586	Soil	clay, reddish brown, pebbly-silty, concretional>1%, steep slope.	0.8-1.00	31586	<0.05	2004206
18	18800	43750	406589.8	820868.6	31587	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, duricrust, concretional on surface, steep slope.	0.8-1.00	31587	<0.05	2004206
18	18800	43725	406589.3	820843.9	31588	Soil	clay, orangish brown, pebbly-silty, concretional>1%, duricrust, concretional on surface, steep slope.	0.8-1.00	31588	<0.05	2004206
18	18800	43700	406588.7	820819.2	31589	Soil	clay, reddish brown, massive, concretional>1%, steep slope.	0.8-1.00	31589	0.06	2004206
18	18800	43675	406588.2	820794.5	31590	Soil	clay, reddish brown, massive, concretional<1%, steep slope.	0.8-1.00	31590	<0.05	2004206
18	18800	43650	406587.7	820769.9	31591	Soil	clay, orangish pinkish brown, massive, concretional on surface, steep slope.	0.8-1.00	31591	<0.05	2004206
18	18800	43625	406587.2	820745.2	31592	Soil	clay, orangish brown, massive, concretional<1%, concretional on surface, steep slope.	0.8-1.00	31592	0.06	2004206
18	18800	43600	406586.6	820720.5	31593	Soil	clay, orangish reddish brown, silty, concretional on surface, steep slope.	0.8-1.00	31593	<0.05	2004206
18	18800	43575	406586.1	820695.9			no sample, porknocker area.
18	18800	43550	406585.6	820671.2			no sample, porknocker area.
18	18800	43525	406585.1	820646.5			no sample, porknocker area.
18	18800	43500	406584.6	820621.9			no sample, porknocker area.
18	18800	43475	406584.0	820597.2			no sample, porknocker area.
18	18800	43450	406583.5	820572.5			no sample, porknocker area.
18	18800	43425	406583.0	820547.8	31594	Soil	clay, yellowish reddish orangish brown, massive, medium slope.	0.8-1.00	31594	<0.05	2004206
18	18800	43400	406582.5	820523.2	31595	Soil	clay, orangish reddish brown, massive, medium slope.	0.8-1.00	31595	<0.05	2004206
18	18800	43375	406581.9	820498.5	31596	Soil	clay, orangish reddish brown, massive, medium slope.	0.8-1.00	31596	0.06	2004206
18	18800	43350	406581.4	820473.8	31597	Soil	clay, orangish reddish brown, massive, quartz veins, quartz ±1cm, concretional on surface, medium slope.	0.8-1.00	31597	<0.05	2004206
18	18800	43325	406580.9	820449.2	31598	Soil	clay, orangish reddish pinkish brown, massive, quartz veins, quartz ±2cm, concretional on surface, medium slope.	0.8-1.00	31598	<0.05	2004206
18	18800	43300	406580.4	820424.5	31599	Soil	clay, orangish reddish yellowish brown, probably saprolite, silty, medium slope.	0.8-1.00	31599	<0.05	2004206
18	18800	43275	406579.8	820399.8	31600	Soil	clay, orangish reddish yellowish brown, massive, quartz veins, quartz ±2cm, concretional on surface, medium slope.	0.8-1.00	31600	<0.05	2004206
18	18800	43250	406579.3	820375.1	31601	Soil	clay, orangish yellowish brown, massive, medium slope.	0.8-1.00	31601	<0.05	2004206
18	18800	43225	406578.8	820350.5	31602	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	31602	<0.05	2004206
18	18800	43200	406578.3	820325.8	31603	Soil	clay, orangish yellowish brown, silty, steep slope.	0.8-1.00	31603	0.14	2004206

18	18800	43175	406577.7	820301.1	31604	Soil	clay, reddish brown, silty-pebbly, rock on surface (probably basalt), small creek ±5m east from station, steep slope.	0.8-1.00	31604	<0.05	2004206
18	18800	43150	406577.2	820276.5	31605	Soil	clay, reddish brown, silty, concretional<1%, rock on surface (probably basalt), steep slope.	0.8-1.00	31605	<0.05	2004206
18	18800	43125	406576.7	820251.8	31606	Soil	clay, reddish orangish brown, massive, medium slope.	0.8-1.00	31606	<0.05	2004206
18	18800	43100	406576.2	820227.1	31607	Soil	clay, orangish reddish brown, massive, medium slope.	0.8-1.00	31607	<0.05	2004206
18	18800	43075	406575.6	820202.5	31608	Soil	clay, orangish brown, massive, quartz fragments<1%, medium slope.	0.8-1.00	31608	<0.05	2004206
18	18800	43050	406575.1	820177.8	31609	Soil	clay, orangish dark brown, massive, steep slope.	0.8-1.00	31609	<0.05	2004206
18	18800	43025	406574.6	820153.1	31610	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	31610	0.06	2004206
18	18800	43000	406574.1	820128.4	31611	Soil	clay, orangish dark brown, massive, steep slope.	0.8-1.00	31611	<0.05	2004206
18	18800	42975	406573.5	820103.8	31612	Soil	clay, orangish brown, pebbly-silty, steep slope.	0.8-1.00	31612	<0.05	2004206
18	18800	42950	406573.0	820079.1	31613	Soil	clay, yellowish reddish orangish brown, silty, rock on surface (probably basalt), quartz on surface, medium slope.	0.8-1.00	31613	<0.05	2004206
18	18800	42925	406572.5	820054.4	31614	Soil	clay, orangish reddish yellowish brown, massive, rock on surface (probably basalt), steep slope.	0.8-1.00	31614	<0.05	2004206
18	18800	42900	406572.0	820029.8	31615	Soil	clay, orangish brown, massive, quartz fragments<1%, steep slope.	0.8-1.00	31615	<0.05	2004208
18	18800	42875	406571.4	820005.1	31616	Soil	clay, reddish brown, massive, duricrust on surface, steep slope.	0.8-1.00	31616	<0.05	2004208
18	18800	42850	406570.9	819980.4	31617	Soil	clay, reddish brown, massive, steep slope.	0.8-1.00	31617	<0.05	2004208

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
18	18800	42825	406570.4	819955.8	31618	Soil	clay, reddish brown, massive, steep slope.	0.8-1.00	31618	<0.05	2004208
18	18800	42800	406569.9	819931.1	31619	Soil	clay, reddish brown, massive, steep slope.	0.8-1.00	31619	<0.05	2004208
18	18800	42775	406569.3	819906.4	31620	Soil	clay, orangish reddish yellowish brown, massive, steep slope.	0.8-1.00	31620	<0.05	2004208
18	18800	42750	406568.8	819881.7	31621	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	31621	<0.05	2004208
18	18800	42725	406568.3	819857.1	31622	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	31622	<0.05	2004208
18	18800	42700	406567.8	819832.4	31623	Soil	clay, dark reddish yellowish brown, massive, steep slope.	0.8-1.00	31623	<0.05	2004208
18	18800	42675	406567.2	819807.7	31624	Soil	clay, yellowish reddish orangish brown, massive, concretional<1%, steep slope.	0.8-1.00	31624	<0.05	2004208
18	18800	42650	406566.7	819783.1	31625	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	31625	<0.05	2004208
18	18800	42625	406566.2	819758.4	31626	Soil	clay, dark brown, massive, creek ±5m west from station, steep slope.	0.8-1.00	31626	<0.05	2004208
18	18800	42600	406565.7	819733.7	31627	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	31627	<0.05	2004208
18	18800	42575	406565.1	819709.0	31628	Soil	clay, orangish yellowish brown, pebbly-silty, medium slope.	0.8-1.00	31628	<0.05	2004208
18	18800	42550	406564.6	819684.4	31629	Soil	clay, reddish orangish brown, pebbly-silty, medium slope.	0.8-1.00	31629	<0.05	2004208
18	18800	42525	406564.1	819659.7	31630	Soil	clay, orangish reddish yellowish brown, silty, concretional<1%, medium slope.	0.8-1.00	31630	<0.05	2004208
18	18800	42500	406563.6	819635.0	31631	Soil	clay, reddish brown, massive, duricrust on surface, medium slope.	0.8-1.00	31631	<0.05	2004208
18	18800	42475	406563.1	819610.4	31632	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, duricrust on surface, medium slope.	0.8-1.00	31632	<0.05	2004208
18	18800	42450	406562.5	819585.7	31633	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31633	<0.05	2004208
18	18800	42425	406562.0	819561.0	31634	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust, pisolite<1%, steep slope.	0.8-1.00	31634	<0.05	2004208
18	18800	42400	406561.5	819536.4	31635	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, steep slope.	0.8-1.00	31635	<0.05	2004208
18	18800	42375	406561.0	819511.7	31636	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, quartz fragments<1%, hilltop.	0.8-1.00	31636	<0.05	2004208
18	18800	42350	406560.4	819487.0	31637	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31637	<0.05	2004208
18	18800	42325	406559.9	819462.3	31638	Soil	clay, dark orange brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31638	<0.05	2004208
18	18800	42300	406559.4	819437.7	31639	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, steep slope.	0.8-1.00	31639	<0.05	2004208
18	18800	42275	406558.9	819413.0	31640	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolite>1%, steep slope.	0.8-1.00	31640	<0.05	2004208
18	18800	42250	406558.3	819388.3	31641	Soil	clay, reddish orangish brown, pebbly, concretional>1%, pisolite>1%, duricrust, concretional on surface, steep slope.	0.8-1.00	31641	<0.05	2004208
18	18800	42225	406557.8	819363.7	31642	Soil	clay, reddish brown, massive, concretional>1%, steep slope.	0.8-1.00	31642	<0.05	2004208
18	18800	42200	406557.3	819339.0	31643	Soil	clay, reddish orangish brown, massive, concretional on surface, steep slope.	0.8-1.00	31643	<0.05	2004208

18	18800	42175	406556.8	819314.3	31644	Soil	clay, orangish reddish yellowish brown, massive, concretional>1%, steep slope.	0.8-1.00	31644	<0.05	2004208
18	18800	42150	406556.2	819289.7			no sample, porknocker area.				2004208
18	18800	42125	406555.7	819265.0			no sample, porknocker area.				2004208
18	18800	42100	406555.2	819240.3			no sample, porknocker area.				2004208
18	18800	42075	406554.7	819215.6	31645	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite<1%, steep slope.	0.8-1.00	31645	<0.05	2004208
18	18800	42050	406554.1	819191.0	31646	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31646	<0.05	2004208
18	18800	42025	406553.6	819166.3	31647	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31647	<0.05	2004208
18	18800	42000	406553.1	819141.6	31648	Soil	clay, light brown, pebbly, concretional>1%, pisolite>1%, steep slope.	0.8-1.00	31648	<0.05	2004208
18	18800	41975	406552.6	819117.0	31649	Soil	clay, light brown, massive, concretional>1%, pisolite>1%, steep slope.	0.8-1.00	31649	<0.05	2004208
18	18800	41950	406552.0	819092.3	31650	Soil	clay, orangish light brown, massive, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31650	<0.05	2004208
18	18800	41925	406551.5	819067.6	31651	Soil	clay, yellowish brown, pebbly, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31651	<0.05	2004208
18	18800	41900	406551.0	819042.9	31652	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31652	<0.05	2004208
18	18800	41875	406550.5	819018.3	31653	Soil	clay, light reddish brown, massive, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31653	0.06	2004208
18	18800	41850	406549.9	818993.6	31654	Soil	clay, orangish reddish brown, massive, concretional>1%, medium slope.	0.8-1.00	31654	<0.05	2004208
18	18800	41825	406549.4	818968.9	31655	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31655	<0.05	2004208
18	18800	41800	406548.9	818944.3	31656	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31656	<0.05	2004208
18	18800	41775	406548.4	818919.6	31657	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31657	<0.05	2004208
18	18800	41750	406547.8	818894.9	31658	Soil	clay, orangish dark brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31658	<0.05	2004208
18	18800	41725	406547.3	818870.3	31659	Soil	clay, orangish light brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, hilltop.	0.8-1.00	31659	<0.05	2004208

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
18	18800	41700	406546.8	818845.6	31660	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31660	<0.05	2004208
18	18800	41675	406546.3	818820.9	31661	Soil	clay, orangish dark brown, pebbly, concretional>1%, duricrust on surface, medium slope.	0.6-0.80	31661	<0.05	2004208
18	18800	41650	406545.7	818796.2	31662	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31662	0.05	2004208
18	18800	41625	406545.2	818771.6	31663	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, steep slope.	0.6-0.80	31663	<0.05	2004208
18	18800	41600	406544.7	818746.9	31664	Soil	clay, orangish brown, massive, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31664	<0.05	2004208
18	18800	41575	406544.2	818722.2	31665	Soil	clay, orangish reddish brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31665	<0.05	2004208
18	18800	41550	406543.7	818697.6	31666	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, steep slope.	0.8-1.00	31666	<0.05	2004208
18	18800	41525	406543.1	818672.9	31667	Soil	clay, orangish reddish yellowish brown, silty, concretional>1%, steep slope.	0.8-1.00	31667	<0.05	2004208
18	18800	41500	406542.6	818648.2	31668	Soil	clay, orangish light yellow white brown, silty, probably saprolite, steep slope.	0.8-1.00	31668	<0.05	2004208
18	18800	41475	406542.1	818623.6	31669	Soil	clay, orangish white yellowish light brown, silty, probably saprolite, steep slope.	0.8-1.00	31669	<0.05	2004208
18	18800	41450	406541.6	818598.9	31670	Soil	clay, orangish white yellowish light brown, silty, probably saprolite, steep slope.	0.8-1.00	31670	<0.05	2004210
18	18800	41425	406541.0	818574.2	31671	Soil	clay, orangish white yellowish dark brown, silty, probably saprolite, steep slope.	0.8-1.00	31671	<0.05	2004210
18	18800	41400	406540.5	818549.5	31672	Soil	clay, orangish brown, silty-pebbly, creek ±5m west from station, steep slope.	0.8-1.00	31672	<0.05	2004210
18	18800	41375	406540.0	818524.9	31673	Soil	clay, orangish yellowish reddish brown, massive, steep slope.	0.8-1.00	31673	<0.05	2004210
18	18800	41350	406539.5	818500.2	31674	Soil	clay, orangish reddish yellowish brown, massive, medium slope.	0.8-1.00	31674	<0.05	2004210
18	18800	41325	406538.9	818475.5	31675	Soil	clay, reddish orangish brown, massive, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31675	<0.05	2004210
18	18800	41300	406538.4	818450.9	31676	Soil	clay, orangish brown, massive, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31676	<0.05	2004210
18	18800	41275	406537.9	818426.2	31677	Soil	clay, orangish brown, massive, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31677	<0.05	2004210
18	18800	41250	406537.4	818401.5	31678	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, duricrust on surface, medium slope.	0.8-1.00	31678	0.07	2004210
18	18800	41225	406536.8	818376.8	31679	Soil	clay, orangish brown, massive, concretional>1%, pisolite>1%, duricrust on surface, medium slope.	0.8-1.00	31679	0.05	2004210
18	18800	41200	406536.3	818352.2	31680	Soil	clay, orangish brown, massive, concretional<1%, medium slope.	0.8-1.00	31680	0.21	2004210
18	18800	41175	406535.8	818327.5	31681	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	31681	0.06	2004210
18	18800	41150	406535.3	818302.8	31682	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31682	0.06	2004210
18	18800	41125	406534.7	818278.2	31683	Soil	clay, orange light brown, pebbly, steep slope.	0.8-1.00	31683	<0.05	2004210
18	18800	41100	406534.2	818253.5	31684	Soil	clay, reddish brown, massive, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31684	<0.05	2004210

18	18800	41075	406533.7	818228.8	31685	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31685	<0.05	2004210
18	18800	41050	406533.2	818204.2	31686	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31686	0.08	2004210
18	18800	41025	406532.6	818179.5	31687	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31687	0.06	2004210
18	18800	41000	406532.1	818154.8	31688	Soil	clay, orangish reddish brown, pebbly, concretional>1%, duricrust, concretional on surface, hilltop.	0.8-1.00	31688	<0.05	2004210
18	18800	40975	406531.6	818130.1	31689	Soil	clay, orangish dark brown, massive, concretional>1%, medium slope.	0.8-1.00	31689	<0.05	2004210
18	18800	40950	406531.1	818105.5	31690	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31690	0.07	2004210
18	18800	40925	406530.5	818080.8	31691	Soil	clay, reddish dark brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31691	<0.05	2004210
18	18800	40900	406530.0	818056.1	31692	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31692	<0.05	2004210
18	18800	40875	406529.5	818031.5	31693	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, steep slope.	0.8-1.00	31693	To Follow	2004210
18	18800	40850	406529.0	818006.8	31694	Soil	clay, orangish brown, massive, concretional>1%, steep slope.	0.8-1.00	31694	<0.05	2004210
18	18800	40825	406528.4	817982.1	31695	Soil	clay, orangish reddish brown, massive, concretional<1%, concretional on surface, steep slope.	0.8-1.00	31695	<0.05	2004210
18	18800	40800	406527.9	817957.4	31696	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	31696	<0.05	2004210
18	18800	40775	406527.4	817932.8	31697	Soil	clay, orangish grey, massive, steep slope.	0.8-1.00	31697	<0.05	2004210
18	18800	40750	406526.9	817908.1	31698	Soil	clay, orangish brown, massive, concretional<1%, medium slope.	0.8-1.00	31698	<0.05	2004210
18	18800	40725	406526.3	817883.4	31699	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31699	<0.05	2004210
18	18800	40700	406525.8	817858.8	31700	Soil	clay, reddish brown, massive, medium slope.	0.8-1.00	31700	<0.05	2004210
18	18800	40675	406525.3	817834.1	31701	Soil	clay, dark brown, massive, quartz fragments<1%, medium slope.	0.8-1.00	31701	<0.05	2004210
18	18800	40650	406524.8	817809.4	31702	Soil	clay, dark brown, massive, quartz fragments<1%, steep slope.	0.8-1.00	31702	<0.05	2004210
18	18800	40625	406524.3	817784.8	31703	Soil	clay, dark brown, massive, medium slope.	0.8-1.00	31703	<0.05	2004210

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
18	18800	40600	406523.7	817760.1	31704	Soil	clay, dark brown, massive, steep slope.	0.8-1.00	31704	<0.05	2004210
18	18800	40575	406523.2	817735.4	31705	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	31705	<0.05	2004210
18	18800	40550	406522.7	817710.7	31706	Soil	clay, orangish brown, massive, concretional<1%, medium slope.	0.8-1.00	31706	<0.05	2004210
18	18800	40525	406522.2	817686.1	31707	Soil	clay, orangish brown, massive, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31707	<0.05	2004210
18	18800	40500	406521.6	817661.4	31708	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	31708	<0.05	2004210
18	18800	40475	406521.1	817636.7	31709	Soil	clay, reddish orangish brown, massive, concretional<1%, steep slope.	0.8-1.00	31709	<0.05	2004210
18	18800	40450	406520.6	817612.1	31710	Soil	clay, reddish orangish brown, massive, concretional<1%, pisolite>1%, concretional on surface, steep slope.	0.8-1.00	31710	<0.05	2004210
18	18800	40425	406520.1	817587.4	31711	Soil	clay, orangish brown, massive, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31711	To Follow	2004210
18	18800	40400	406519.5	817562.7	31712	Soil	clay, orangish brown, massive, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31712	<0.05	2004210
18	18800	40375	406519.0	817538.1	31713	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite<1%, concretional on surface, steep slope.	0.8-1.00	31713	<0.05	2004210
18	18800	40350	406518.5	817513.4	31714	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite<1%, steep slope.	0.8-1.00	31714	<0.05	2004210
18	18800	40325	406518.0	817488.7	31715	Soil	clay, light orangish brown, pebbly, hilltop.	0.8-1.00	31715	<0.05	2004210
18	18800	40300	406517.4	817464.0	31716	Soil	clay, light orangish brown, pebbly, medium slope.	0.8-1.00	31716	<0.05	2004210
18	18800	40275	406516.9	817439.4	31717	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31717	<0.05	2004210
18	18800	40250	406516.4	817414.7	31718	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31718	<0.05	2004210
18	18800	40225	406515.9	817390.0	31719	Soil	clay, orangish dark brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31719	<0.05	2004210
18	18800	40200	406515.3	817365.4	31720	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31720	<0.05	2004210
18	18800	40175	406514.8	817340.7	31721	Soil	clay, orangish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	31721	<0.05	2004210
18	18800	40150	406514.3	817316.0	31722	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31722	<0.05	2004210
18	18800	40125	406513.8	817291.3	31723	Soil	clay, orangish brown, pebbly-silty, concretional>1%, pisolite>1%, concretional on surface, steep slope.	0.8-1.00	31723	<0.05	2004210
18	18800	40100	406513.2	817266.7	31724	Soil	clay, orangish reddish brown, pebbly-silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31724	<0.05	2004210
18	18800	40075	406512.7	817242.0	31725	Soil	clay, orangish brown, pebbly, concretional<1%, concretional on surface, medium slope.	0.8-1.00	31725	<0.05	2004210
18	18800	40050	406512.2	817217.3	31726	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31726	<0.05	2004212
18	18800	40025	406511.7	817192.7	31727	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, hilltop.	0.8-1.00	31727	<0.05	2004212
18	18800	40000	406511.1	817168.0	31728	Soil	clay, orangish brown, pebbly-silty, concretional<1%, hilltop.	0.8-1.00	31728	<0.05	2004212
18	18800	39975	406510.6	817143.3	31729	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31729	<0.05	2004212

18	18800	39950	406510.1	817118.7	31730	Soil	clay, orangish brown, pebbly, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31730	<0.05	2004212
18	18800	39925	406509.6	817094.0	31731	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31731	<0.05	2004212
18	18800	39900	406509.0	817069.3	31732	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31732	<0.05	2004212
18	18800	39875	406508.5	817044.6	31733	Soil	clay, orangish reddish brown, pebbly, concretional<1%, concretional on surface, medium slope.	0.8-1.00	31733	<0.05	2004212
18	18800	39850	406508.0	817020.0	31734	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31734	<0.05	2004212
18	18800	39825	406507.5	816995.3	31735	Soil	clay, orangish brown, pebbly, concretional<1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31735	<0.05	2004212
18	18800	39800	406506.9	816970.6	31736	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31736	<0.05	2004212
18	18800	39775	406506.4	816946.0	31737	Soil	clay, orangish dark brown, pebbly, concretional>1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31737	0.08	2004212
18	18800	39750	406505.9	816921.3	31738	Soil	clay, orangish reddish brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31738	<0.05	2004212
18	18800	39725	406505.4	816896.6	31739	Soil	clay, orangish dark brown, massive, concretional>1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31739	<0.05	2004212
18	18800	39700	406504.9	816872.0	31740	Soil	clay, orange brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31740	<0.05	2004212
18	18800	39675	406504.3	816847.3	31741	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31741	<0.05	2004212
18	18800	39650	406503.8	816822.6	31742	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31742	<0.05	2004212
18	18800	39625	406503.3	816797.9	31743	Soil	clay, orangish dark brown, pebbly, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31743	<0.05	2004212
18	18800	39600	406502.8	816773.3	31744	Soil	clay, orange dark brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31744	<0.05	2004212

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
18	18800	39575	406502.2	816748.6	31745	Soil	clay, orange dark brown, pebbly, concretional>1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31745	<0.05	2004212
18	18800	39550	406501.7	816723.9	31746	Soil	clay, orange dark brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31746	<0.05	2004212
18	18800	39525	406501.2	816699.3	31747	Soil	clay, orange dark brown, pebbly-silty, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31747	<0.05	2004212
18	18800	39500	406500.7	816674.6	31748	Soil	clay, orange red brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31748	<0.05	2004212
18	18800	39475	406500.1	816649.9	31749	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31749	<0.05	2004212
18	18800	39450	406499.6	816625.2	31750	Soil	clay, orangish brown, pebbly, concretional<1%, pisolite>1%, medium slope.	0.8-1.00	31750	<0.05	2004212
18	18800	39425	406499.1	816600.6	31751	Soil	clay, orangish light brown, concretional<1%, pisolite>1%, medium slope.	0.8-1.00	31751	<0.05	2004212
18	18800	39400	406498.6	816575.9	31752	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31752	<0.05	2004212
18	18800	39375	406498.0	816551.2	31753	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31753	<0.05	2004212
18	18800	39350	406497.5	816526.6	31754	Soil	clay, orange light brown, pebbly, concretional>1%, pisolite<1%, medium slope.	0.8-1.00	31754	<0.05	2004212
18	18800	39325	406497.0	816501.9	31755	Soil	clay, orange light brown, pebbly, concretional<1%, pisolite<1%, medium slope.	0.8-1.00	31755	<0.05	2004212
18	18800	39300	406496.5	816477.2	31756	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31756	<0.05	2004212
18	18800	39275	406495.9	816452.6	31757	Soil	clay, orangish brown, pebbly, concretional<1%, medium slope.	0.8-1.00	31757	<0.05	2004212
18	18800	39250	406495.4	816427.9	31758	Soil	clay, orange dark brown, pebbly, concretional<1%, pisolite<1%, concretional on surface, steep slope.	0.8-1.00	31758	<0.05	2004212
18	18800	39225	406494.9	816403.2	31759	Soil	clay, orangish brown, pebbly, concretional<1%, concretional on surface, steep slope.	0.8-1.00	31759	<0.05	2004212
18	18800	39200	406494.4	816378.5	31760	Soil	clay, orangish dark brown, pebbly, concretional<1%, pisolite<1%, concretional on surface, steep slope.	0.8-1.00	31760	<0.05	2004212
18	18800	39175	406493.8	816353.9	31761	Soil	clay, orangish reddish brown, pebbly, concretional<1%, steep slope.	0.8-1.00	31761	<0.05	2004212
18	18800	39150	406493.3	816329.2	31762	Soil	clay, orange red brown, pebbly, concretional<1%, concretional on surface, steep slope.	0.8-1.00	31762	<0.05	2004212
18	18800	39125	406492.8	816304.5	31763	Soil	clay, orangish reddish brown, pebbly, concretional<1%, duricrust on surface, steep slope.	0.8-1.00	31763	<0.05	2004212
18	18800	39100	406492.3	816279.9	31764	Soil	clay, orangish dark brown, pebbly-silty, concretional<1%, concretional on surface, steep slope.	0.8-1.00	31764	<0.05	2004212
18	18800	39075	406491.7	816255.2	31765	Soil	clay, dark brown, massive, concretional on surface, medium slope.	0.8-1.00	31765	<0.05	2004212
18	18800	39050	406491.2	816230.5	31766	Soil	clay, orangish reddish brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	31766	<0.05	2004212
18	18800	39025	406490.7	816205.9	31767	Soil	clay, orangish reddish brown, massive, concretional<1%, quartz fragments>1%, quartz ±2cm, steep slope.	0.8-1.00	31767	0.05	2004212
18	18800	39000	406490.2	816181.2	31768	Soil	clay, reddish brown, massive, concretional<1%, concretional on surface, steep slope.	0.8-1.00	31768	0.05	2004212
18	18800	38975	406489.6	816156.5	31769	Soil	clay, orangish brown, massive, concretional<1%, concretional on surface, medium slope.	0.8-1.00	31769	0.05	2004212

18	18800	38950	406489.1	816131.8	31770	Soil	clay, orangish brown, massive, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31770	0.05	2004212
18	18800	38925	406488.6	816107.2	31771	Soil	clay, orangish reddish brown, massive, concretional>1%, duricrust, concretional on surface, medium slope.	0.8-1.00	31771	0.05	2004212
18	18800	38900	406488.1	816082.5	31772	Soil	clay, orangish reddish brown, massive, concretional<1%, pisolite<1%, concretional on surface, medium slope.	0.8-1.00	31772	0.05	2004212
18	18800	38875	406487.5	816057.8	31773	Soil	clay, orangish reddish brown, massive, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31773	0.05	2004212
18	18800	38850	406487.0	816033.2	31774	Soil	clay, reddish brown, massive, quartz fragments<1%, quartz ±1cm, medium slope.	0.8-1.00	31774	0.05	2004212
18	18800	38825	406486.5	816008.5	31775	Soil	clay, reddish brown, massive, quartz fragments<1%, medium slope.	0.8-1.00	31775	0.05	2004212
18	18800	38800	406486.0	815983.8	31776	Soil	clay, orangish reddish brown, massive, concretional<1%, steep slope.	0.8-1.00	31776	0.05	2004212
18	18800	38775	406485.4	815959.1	31777	Soil	clay, reddish brown, massive, medium slope.	0.8-1.00	31777	0.05	2004212
18	18800	38750	406484.9	815934.5	31778	Soil	clay, orangish reddish brown, massive, concretional>1%, steep slope.	0.8-1.00	31778	0.05	2004212
18	18800	38725	406484.4	815909.8	31779	Soil	clay, orangish brown, pebbly-silty, steep slope.	0.8-1.00	31779	0.05	2004212
18	18800	38700	406483.9	815885.1	31780	Soil	clay, reddish brown, massive, steep slope.	0.8-1.00	31780	<0.05	2004214
18	18800	38675	406483.4	815860.5	31781	Soil	clay, orangish brown, pebbly-silty, steep slope.	0.8-1.00	31781	<0.05	2004214
18	18800	38650	406482.8	815835.8	31782	Soil	clay, orangish brown, pebbly-silty, concretional on surface, steep slope.	0.8-1.00	31782	<0.05	2004214
18	18800	38625	406482.3	815811.1	31783	Soil	clay, orangish brown, pebbly-silty, concretional<1%, steep slope.	0.8-1.00	31783	<0.05	2004214
18	18800	38600	406481.8	815786.5	31784	Soil	clay, orangish brown, massive, steep slope.	0.8-1.00	31784	<0.05	2004214
18	18800	38575	406481.3	815761.8	31785	Soil	clay, reddish brown, massive, medium slope.	0.8-1.00	31785	<0.05	2004214

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
18	18800	38550	406480.7	815737.1	31786	Soil	clay, reddish brown, massive, quartz veins, quartz ±1cm, steep slope.	0.8-1.00	31786	<0.05	2004214
18	18800	38525	406480.2	815712.4	31787	Soil	clay, reddish brown, pebbly-silty, steep slope.	0.8-1.00	31787	<0.05	2004214
18	18800	38500	406479.7	815687.8	31788	Soil	clay, reddish brown, pebbly-silty, steep slope.	0.8-1.00	31788	<0.05	2004214
18	18800	38475	406479.2	815663.1	31789	Soil	clay, light yellowish brown, pebbly-silty, grainy-sandy, quartz fragments>1%, quartz ±1cm, concretional on surface, medium slope.	0.8-1.00	31789	<0.05	2004214
18	18800	38450	406478.6	815638.4	31790	Soil	clay, orange light yellowish brown, pebbly-silty, grainy-sandy, quartz veins, quartz ±1cm, duricrust on surface, medium slope.	0.8-1.00	31790	<0.05	2004214
18	18800	38425	406478.1	815613.8	31791	Soil	clay, orangish reddish brown, pebbly-silty, grainy-sandy, concretional on surface, steep slope.	0.8-1.00	31791	<0.05	2004214
18	18800	38400	406477.6	815589.1	31792	Soil	clay, yellowish brown, pebbly, concretional on surface, steep slope.	0.8-1.00	31792	<0.05	2004214
18	18800	38375	406477.1	815564.4	31793	Soil	clay, yellowish orangish brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	31793	0.12	2004214
18	18800	38350	406476.5	815539.7	31794	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31794	<0.05	2004214
18	18800	38325	406476.0	815515.1	31795	Soil	clay, light brown, pebbly, concretional>1%, medium slope.	0.8-1.00	31795	To Follow	2004214
18	18800	38300	406475.5	815490.4	31796	Soil	clay, light brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	31796	0.05	2004214
18	18800	38275	406475.0	815465.7	31797	Soil	clay, orangish brown, pebbly, concretional>1%, pisolite<1%, concretional on surface, steep slope.	0.8-1.00	31797	<0.05	2004214
18	18800	38250	406474.4	815441.1	31798	Soil	clay, light brown, pebbly, concretional>1%, pisolite>1%, concretional on surface, medium slope.	0.8-1.00	31798	<0.05	2004214
18	18800	38225	406473.9	815416.4	31799	Soil	clay, light brown, pebbly, concretional>1%, pisolite>1%, medium slope.	0.8-1.00	31799	<0.05	2004214
18	18800	38200	406473.4	815391.7	31800	Soil	clay, orangish brown, pebbly, concretional<1%, pisolite<1%, hilltop.	0.8-1.00	31800	<0.05	2004214
18	18800	38175	406472.9	815367.1	31801	Soil	clay, orangish brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31801	<0.05	2004214
18	18800	38150	406472.3	815342.4	31802	Soil	clay, orangish brown, pebbly, hilltop.	0.8-1.00	31802	<0.05	2004214
18	18800	38125	406471.8	815317.7	31803	Soil	clay, light brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31803	<0.05	2004214
18	18800	38100	406471.3	815293.0	31804	Soil	clay, light brown, pebbly, hilltop.	0.8-1.00	31804	<0.05	2004214
18	18800	38075	406470.8	815268.4	31805	Soil	clay, light brown, pebbly, hilltop.	0.8-1.00	31805	<0.05	2004214
18	18800	38050	406470.2	815243.7	31806	Soil	clay, light orange brown, pebbly, hilltop.	0.8-1.00	31806	<0.05	2004214
18	18800	38025	406469.7	815219.0	31807	Soil	clay, orange brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31807	<0.05	2004214
18	18800	38000	406469.2	815194.4	31808	Soil	clay, orange brown, pebbly, hilltop.	0.8-1.00	31808	<0.05	2004214
18	18800	37975	406468.7	815169.7	31809	Soil	clay, light brown, pebbly, hilltop.	0.8-1.00	31809	<0.05	2004214
18	18800	37950	406468.1	815145.0	31810	Soil	clay, dark orange brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31810	<0.05	2004214
18	18800	37925	406467.6	815120.4	31811	Soil	clay, light brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31811	<0.05	2004214

18	18800	37900	406467.1	815095.7	31812	Soil	clay, light brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31812	<0.05	2004214
18	18800	37875	406466.6	815071.0	31813	Soil	clay, orange brown, pebbly, concretional<1%, pisolite<1%, hilltop.	0.8-1.00	31813	<0.05	2004214
18	18800	37850	406466.0	815046.3	31814	Soil	clay, orange brown, pebbly, concretional<1%, hilltop.	0.8-1.00	31814	<0.05	2004214
18	18800	37825	406465.5	815021.7	31815	Soil	clay, dark orange brown, pebbly-silty, concretional<1%, hilltop.	0.8-1.00	31815	<0.05	2004214
18	18800	37800	406465.0	814997.0	31816	Soil	clay, orange brown, pebbly-silty, concretional<1%, pisolite<1%, hilltop.	0.8-1.00	31816	<0.05	2004214

18	18800	42950			55150	Chiprock	quartz, dis-agregated, fe-oxide filled fractures, brownish quartz.	Surface	55150	<0.05	2004210
18	18800	38800			55152	Chiprock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55152	<0.05	2004212
18	18800	38450			55153	Chiprock	quartz, dis-agregated, fe-oxide filled fractures, brownish quartz.	Surface	55153	<0.05	2004212
31	24000	45500	411791.0	822711.0	32074	Soil	clay, greyish brown, pisolithic, concretionary, probably saprolite, low slope.	0.8-1.00	32074	<0.05	2004187
31	24000	45475	411790.8	822686.0	32075	Soil	clay, greyish brown, pisolithic, concretionary, probably saprolite, low slope.	0.8-1.00	32075	<0.05	2004187
31	24000	45450	411790.7	822661.0	32076	Soil	clay, greyish red, pisolithic, concretionary, probably saprolite, low slope.	0.8-1.00	32076	<0.05	2004187
31	24000	45425	411790.5	822636.0	32077	Soil	clay-silty, sandy, red, pisolithic, concretionary, low slope.	0.8-1.00	32077	<0.05	2004187
31	24000	45400	411790.3	822611.0	32078	Soil	clay-silty, sandy, red, concretionary, rock fragments, low slope.	0.8-1.00	32078	<0.05	2004187
31	24000	45375	411790.1	822586.0	32079	Soil	clay, greyish brownish red, concretionary, low slope.	0.8-1.00	32079	<0.05	2004187
31	24000	45350	411790.0	822561.0	32080	Soil	clay-silty, sandy, brownish black, pisolithic, concretionary, low slope.	0.8-1.00	32080	<0.05	2004187
31	24000	45325	411789.8	822536.0	32081	Soil	clay, greyish brown, concretionary, low slope.	0.8-1.00	32081	<0.05	2004187
31	24000	45300	411789.6	822511.0	32082	Soil	clay-silty, sandy, greyish brown, concretionary, mottled, probably saprolite, low slope.	0.8-1.00	32082	<0.05	2004187
31	24000	45275	411789.4	822486.0	32083	Soil	clay, brownish white, concretionary, mottled, probably saprolite, low slope.	0.8-1.00	32083	<0.05	2004187

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
31	24000	45250	411789.3	822461.0	32084	Soil	clay, brownish white, concretionary, flat.	0.8-1.00	32084	<0.05	2004187
31	24000	45225	411789.1	822436.0	32085	Soil	clay, brownish white, concretionary, flat.	0.8-1.00	32085	<0.05	2004187
31	24000	45200	411788.9	822411.0			no sample, swamp area.				2004187
31	24000	45175	411788.8	822386.0			no sample, swamp area.				2004187
31	24000	45150	411788.6	822361.0			no sample, swamp area.				2004187
31	24000	45125	411788.4	822336.0	32086	Soil	clay, brownish white, concretionary, mottled, flat.	0.8-1.00	32086	<0.05	2004187
31	24000	45100	411788.2	822311.0	32087	Soil	clay, brown, concretionary, mottled, flat.	0.8-1.00	32087	<0.05	2004187
31	24000	45075	411788.1	822286.0	32088	Soil	clay, brown, concretionary, mottled, flat.	0.8-1.00	32088	<0.05	2004187
31	24000	45050	411787.9	822261.0	32089	Soil	clay, greyish brown, concretionary, mottled, rock fragments, flat.	0.8-1.00	32089	<0.05	2004187
31	24000	45025	411787.7	822236.0	32090	Soil	clay, brownish white, concretionary, mottled, flat.	0.8-1.00	32090	<0.05	2004187
31	24000	45000	411787.5	822211.0			no sample, swamp area.				2004187
31	24000	44975	411787.4	822186.0			no sample, swamp area.				2004187
31	24000	44950	411787.2	822161.0			no sample, swamp area.				2004187
31	24000	44925	411787.0	822136.0			no sample, swamp area.				2004187
31	24000	44900	411786.8	822111.0			no sample, swamp area.				2004187
31	24000	44875	411786.7	822086.0			no sample, swamp area.				2004187
31	24000	44850	411786.5	822061.0	32091	Soil	clay, brownish white, concretionary, mottled, flat.	0.8-1.00	32091	<0.05	2004187
31	24000	44825	411786.3	822036.0	32092	Soil	clay, brownish grey, concretionary, mottled, flat.	0.8-1.00	32092	<0.05	2004187
31	24000	44800	411786.2	822011.0			no sample, swamp area.				2004187
31	24000	44775	411786.0	821986.0			no sample, swamp area.				2004187
31	24000	44750	411785.8	821961.0			no sample, swamp area.				2004187
31	24000	44725	411785.6	821936.0			no sample, swamp area.				2004187
31	24000	44700	411785.5	821911.0	32093	Soil	clay, greyish brown, concretionary, mottled, flat.	0.8-1.00	32093	<0.05	2004187
31	24000	44675	411785.3	821886.0	32094	Soil	clay, brownish white, concretionary, mottled, low slope.	0.8-1.00	32094	<0.05	2004187
31	24000	44650	411785.1	821861.0	32095	Soil	clay, reddish white, concretionary, mottled, low slope.	0.8-1.00	32095	<0.05	2004187
31	24000	44625	411784.9	821836.0	32096	Soil	massive clay zone, red, pisolithic, concretionary, low slope.	0.8-1.00	32096	<0.05	2004187
31	24000	44600	411784.8	821811.0	32097	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32097	<0.05	2004187
31	24000	44575	411784.6	821786.0	32098	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32098	<0.05	2004187
31	24000	44550	411784.4	821761.0	32099	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32099	<0.05	2004187

31	24000	44525	411784.3	821736.0	32100	Soil	massive clay zone, brown, concretionary, medium slope.	0.8-1.00	32100	<0.05	2004187
31	24000	44500	411784.1	821711.0	32101	Soil	massive clay zone, brown, concretionary, duricrust on surface, medium slope.	0.65-0.85	32101	<0.05	2004187
31	24000	44475	411783.9	821686.0	32102	Soil	massive clay zone, reddish brown, concretionary, duricrust on surface, medium slope.	0.8-1.00	32102	<0.05	2004187
31	24000	44450	411783.7	821661.0	32103	Soil	massive clay zone, medium brown, concretionary, duricrust on surface, medium slope.	0.8-1.00	32103	<0.05	2004187
31	24000	44425	411783.6	821636.0	32104	Soil	massive clay zone, medium brown, concretionary, duricrust, medium slope.	0.8-1.00	32104	<0.05	2004187
31	24000	44400	411783.4	821611.0	32105	Soil	massive clay zone, red, concretionary, medium slope.	0.8-1.00	32105	<0.05	2004187
31	24000	44375	411783.2	821586.0	32106	Soil	massive clay zone, red, concretionary, medium slope.	0.8-1.00	32106	<0.05	2004187
31	24000	44350	411783.0	821561.0	32107	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32107	<0.05	2004187
31	24000	44325	411782.9	821536.0	32108	Soil	massive clay zone, red, pisolithic, concretionary, medium slope.	0.8-1.00	32108	<0.05	2004187
31	24000	44300	411782.7	821511.0	32109	Soil	massive clay zone, brown, concretionary, medium slope.	0.8-1.00	32109	<0.05	2004187
31	24000	44275	411782.5	821486.0	32110	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.6-0.80	32110	<0.05	2004187
31	24000	44250	411782.3	821461.0	32111	Soil	massive clay zone, yellowish brown, concretionary, quartz fragments, medium slope.	0.8-1.00	32111	<0.05	2004187
31	24000	44225	411782.2	821436.0	32112	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32112	<0.05	2004187
31	24000	44200	411782.0	821411.0	32113	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32113	<0.05	2004187
31	24000	44175	411781.8	821386.0	32114	Soil	clay-silty, sandy, brown, concretionary, quartz fragments, medium slope.	0.8-1.00	32114	<0.05	2004187
31	24000	44150	411781.7	821361.0	32115	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32115	<0.05	2004187
31	24000	44125	411781.5	821336.0	32116	Soil	massive clay zone, brown, concretionary, medium slope.	0.8-1.00	32116	<0.05	2004187
31	24000	44100	411781.3	821311.0	32117	Soil	massive clay zone, brown, pisolithic, concretionary, steep slope.	0.8-1.00	32117	<0.05	2004187

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
31	24000	44075	411781.1	821286.0	32118	Soil	massive clay zone, brown, pisolithic, concretionary, steep slope.	0.8-1.00	32118	<0.05	2004187
31	24000	44050	411781.0	821261.0	32119	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32119	<0.05	2004187
31	24000	44025	411780.8	821236.0	32120	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32120	<0.05	2004187
31	24000	44000	411780.6	821211.0	32121	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32121	<0.05	2004187
31	24000	43975	411780.4	821186.0	32122	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32122	<0.05	2004187
31	24000	43950	411780.3	821161.0	32123	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32123	<0.05	2004187
31	24000	43925	411780.1	821136.0	32124	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32124	<0.05	2004188
31	24000	43900	411779.9	821111.0	32125	Soil	massive clay zone, brown, concretionary, low slope.	0.8-1.00	32125	<0.05	2004188
31	24000	43875	411779.8	821086.0	32126	Soil	massive clay zone, brown, concretionary, low slope.	0.8-1.00	32126	<0.05	2004188
31	24000	43850	411779.6	821061.0	32127	Soil	massive clay zone, brown, concretionary, low slope.	0.8-1.00	32127	<0.05	2004188
31	24000	43825	411779.4	821036.0	32128	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32128	<0.05	2004188
31	24000	43800	411779.2	821011.0	32129	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32129	0.11	2004188
31	24000	43775	411779.1	820986.0	32130	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32130	<0.05	2004188
31	24000	43750	411778.9	820961.0	32131	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32131	<0.05	2004188
31	24000	43725	411778.7	820936.0	32132	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32132	0.06	2004188
31	24000	43700	411778.5	820911.0	32133	Soil	massive clay zone, brown, concretionary, medium slope.	0.8-1.00	32133	0.1	2004188
31	24000	43675	411778.4	820886.0	32134	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32134	<0.05	2004188
31	24000	43650	411778.2	820861.0	32135	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32135	<0.05	2004188
31	24000	43625	411778.0	820836.0	32136	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32136	<0.05	2004188
31	24000	43600	411777.8	820811.0	32137	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32137	<0.05	2004188
31	24000	43575	411777.7	820786.0	32138	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32138	0.1	2004188
31	24000	43550	411777.5	820761.0	32139	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32139	<0.05	2004188
31	24000	43525	411777.3	820736.0	32140	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32140	<0.05	2004188
31	24000	43500	411777.2	820711.0	32141	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32141	<0.05	2004188
31	24000	43475	411777.0	820686.0	32142	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32142	<0.05	2004188
31	24000	43450	411776.8	820661.0	32143	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32143	<0.05	2004188

31	24000	43425	411776.6	820636.0	32144	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32144	<0.05	2004188
31	24000	43400	411776.5	820611.0	32145	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32145	<0.05	2004188
31	24000	43375	411776.3	820586.0	32146	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32146	<0.05	2004188
31	24000	43350	411776.1	820561.0	32147	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32147	<0.05	2004188
31	24000	43325	411775.9	820536.0	32148	Soil	massive clay zone, brown, pisolithic, concretionary, hilltop.	0.8-1.00	32148	<0.05	2004188
31	24000	43300	411775.8	820511.0	32149	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32149	<0.05	2004188
31	24000	43275	411775.6	820486.0	32150	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32150	<0.05	2004188
31	24000	43250	411775.4	820461.0	32151	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32151	<0.05	2004188
31	24000	43225	411775.3	820436.0	32152	Soil	massive clay zone, brown, concretionary, hilltop.	0.8-1.00	32152	<0.05	2004188
31	24000	43200	411775.1	820411.0	32153	Soil	massive clay zone, brown, concretionary, low slope.	0.8-1.00	32153	0.09	2004188
31	24000	43175	411774.9	820386.0	32154	Soil	massive clay zone, brown, pisolithic, concretionary, steep slope.	0.8-1.00	32154	<0.05	2004188
31	24000	43150	411774.7	820361.0	32155	Soil	massive clay zone, brown, pisolithic, concretionary, steep slope.	0.8-1.00	32155	<0.05	2004188
31	24000	43125	411774.6	820336.0	32156	Soil	massive clay zone, brown, pisolithic, concretionary, steep slope.	0.8-1.00	32156	0.05	2004188
31	24000	43100	411774.4	820311.0	32157	Soil	massive clay zone, brown, concretionary, duricrust, steep slope.	0.8-1.00	32157	<0.05	2004188
31	24000	43075	411774.2	820286.0	32158	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32158	0.07	2004188
31	24000	43050	411774.0	820261.0	32159	Soil	massive clay zone, brown, concretionary, pisolithic, medium slope.	0.8-1.00	32159	<0.05	2004188
31	24000	43025	411773.9	820236.0	32160	Soil	massive clay zone, brown, concretionary, pisolithic, medium slope.	0.8-1.00	32160	0.34	2004188
31	24000	43000	411773.7	820211.0	32161	Soil	massive clay zone, brown, concretionary, pisolithic, medium slope.	0.8-1.00	32161	0.06	2004188
31	24000	42975	411773.5	820186.0	32162	Soil	massive clay zone, brown, concretionary, medium slope.	0.8-1.00	32162	0.06	2004188
31	24000	42950	411773.3	820161.0	32163	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32163	<0.05	2004188
31	24000	42925	411773.2	820136.0	32164	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32164	<0.05	2004188

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
31	24000	42900	411773.0	820111.0	32165	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32165	<0.05	2004188
31	24000	42875	411772.8	820086.0	32166	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32166	<0.05	2004188
31	24000	42850	411772.7	820061.0	32167	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32167	<0.05	2004188
31	24000	42825	411772.5	820036.0	32168	Soil	massive clay zone, yellowish brown, concretionary, mottled, quartz fragments, probably saprolite, low slope.	0.8-1.00	32168	<0.05	2004188
31	24000	42800	411772.3	820011.0	32169	Soil	massive clay zone, brown, concretionary, mottled, quartz fragments, low slope.	0.8-1.00	32169	<0.05	2004188
31	24000	42775	411772.1	819986.0	32170	Soil	massive clay zone, yellowish brown, concretionary, mottled, low slope.	0.8-1.00	32170	0.05	2004188
31	24000	42750	411772.0	819961.0	32171	Soil	massive clay zone, greyish yellowish reddish brown, mottled, concretionary, low slope.	0.8-1.00	32171	<0.05	2004188
31	24000	42725	411771.8	819936.0	32172	Soil	clay, brown, pisolithic, concretionary, low slope.	0.8-1.00	32172	<0.05	2004188
31	24000	42700	411771.6	819911.0	32173	Soil	clay, greyish yellowish brown, concretionary, mottled, low slope.	0.8-1.00	32173	<0.05	2004188
31	24000	42675	411771.4	819886.0	32174	Soil	clay, greyish yellowish brown, concretionary, mottled, low slope.	0.8-1.00	32174	<0.05	2004188
31	24000	42650	411771.3	819861.0	32175	Soil	clay, red, concretionary, quartz fragments, low slope.	0.8-1.00	32175	<0.05	2004188
31	24000	42625	411771.1	819836.0	32176	Soil	clay, red, concretionary, quartz fragments, low slope.	0.8-1.00	32176	<0.05	2004188
31	24000	42600	411770.9	819811.0	32177	Soil	clay, brown, concretionary, quartz fragments, low slope.	0.8-1.00	32177	<0.05	2004188
31	24000	42575	411770.8	819786.0	32178	Soil	massive clay zone, brown, concretionary, low slope.	0.8-1.00	32178	<0.05	2004189
31	24000	42550	411770.6	819761.0	32179	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32179	<0.05	2004189
31	24000	42525	411770.4	819736.0	32180	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32180	<0.05	2004189
31	24000	42500	411770.2	819711.0	32181	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32181	<0.05	2004189
31	24000	42475	411770.1	819686.0	32182	Soil	massive clay zone, red, concretionary, steep slope.	0.8-1.00	32182	<0.05	2004189
31	24000	42450	411769.9	819661.0	32183	Soil	massive clay zone, brown, concretionary, quartz fragments, low slope.	0.8-1.00	32183	<0.05	2004189
31	24000	42425	411769.7	819636.0	32184	Soil	massive clay zone, brown, concretionary, quartz fragments, low slope.	0.8-1.00	32184	<0.05	2004189
31	24000	42400	411769.5	819611.0	32185	Soil	massive clay zone, brown, concretionary, quartz fragments, low slope.	0.8-1.00	32185	<0.05	2004189
31	24000	42375	411769.4	819586.0	32186	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32186	<0.05	2004189
31	24000	42350	411769.2	819561.0	32187	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32187	<0.05	2004189
31	24000	42325	411769.0	819536.0	32188	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32188	<0.05	2004189
31	24000	42300	411768.8	819511.0	32189	Soil	massive clay zone, brown, concretionary, quartz fragments, steep slope.	0.8-1.00	32189	<0.05	2004189
31	24000	42275	411768.7	819486.0	32190	Soil	massive clay zone, brown, concretionary, quartz fragments, steep slope.	0.8-1.00	32190	<0.05	2004189

31	24000	42250	411768.5	819461.0	32191	Soil	massive clay zone, brown, concretionary, quartz fragments, steep slope.	0.8-1.00	32191	<0.05	2004189
31	24000	42225	411768.3	819436.0	32192	Soil	clay, brown, concretionary, steep slope.	0.8-1.00	32192	<0.05	2004189
31	24000	42200	411768.2	819411.0	32193	Soil	clay, brown, concretionary, steep slope.	0.8-1.00	32193	<0.05	2004189
31	24000	42175	411768.0	819386.0	32194	Soil	clay, brown, concretionary, steep slope.	0.8-1.00	32194	<0.05	2004189
31	24000	42150	411767.8	819361.0	32195	Soil	clay, red, concretionary, low slope.	0.8-1.00	32195	<0.05	2004189
31	24000	42125	411767.6	819336.0	32196	Soil	clay, red, concretionary, low slope.	0.8-1.00	32196	<0.05	2004189
31	24000	42100	411767.5	819311.0	32197	Soil	clay, red, concretionary, low slope.	0.7-0.90	32197	<0.05	2004189
31	24000	42075	411767.3	819286.0	32198	Soil	clay, red, concretionary, low slope.	0.8-1.00	32198	<0.05	2004189
31	24000	42050	411767.1	819261.0	32199	Soil	clay, red, concretionary, low slope.	0.8-1.00	32199	<0.05	2004189
31	24000	42025	411766.9	819236.0	32200	Soil	clay, brown, concretionary, low slope.	0.8-1.00	32200	<0.05	2004189
31	24000	42000	411766.8	819211.0	32201	Soil	clay, brown, concretionary, low slope.	0.8-1.00	32201	0.1	2004189
31	24000	41975	411766.6	819186.0	32202	Soil	clay, brown, concretionary, low slope.	0.8-1.00	32202	<0.05	2004189
31	24000	41950	411766.4	819161.0	32203	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32203	<0.05	2004189
31	24000	41925	411766.3	819136.0	32204	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32204	<0.05	2004189
31	24000	41900	411766.1	819111.0	32205	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32205	<0.05	2004189
31	24000	41875	411765.9	819086.0	32206	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32206	<0.05	2004189
31	24000	41850	411765.7	819061.0	32207	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32207	<0.05	2004189
31	24000	41825	411765.6	819036.0	32208	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32208	<0.05	2004189
31	24000	41800	411765.4	819011.0	32209	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32209	<0.05	2004189
31	24000	41775	411765.2	818986.0	32210	Soil	massive clay zone, red, mottled, duricrust, low slope.	0.8-1.00	32210	<0.05	2004189

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
31	24000	41750	411765.0	818961.0	32211	Soil	massive clay zone, brown, concretionary, duricrust, low slope.	0.8-1.00	32211	<0.05	2004189
31	24000	41725	411764.9	818936.0	32212	Soil	clay, brown, concretionary, duricrust, low slope.	0.8-1.00	32212	<0.05	2004189
31	24000	41700	411764.7	818911.0	32213	Soil	clay, brown, concretionary, duricrust, low slope.	0.8-1.00	32213	<0.05	2004189
31	24000	41675	411764.5	818886.0	32214	Soil	clay, brown, concretionary, duricrust, low slope.	0.8-1.00	32214	<0.05	2004189
31	24000	41650	411764.3	818861.0	32215	Soil	clay, brown, concretionary, duricrust, low slope.	0.8-1.00	32215	<0.05	2004189
31	24000	41625	411764.2	818836.0	32216	Soil	clay, brown, concretionary, duricrust, low slope.	0.8-1.00	32216	<0.05	2004189
31	24000	41600	411764.0	818811.0	32217	Soil	clay, brown, concretionary, duricrust, low slope.	0.8-1.00	32217	<0.05	2004189
32	24400	45500	412231.0	822700.0			no sample, swamp area.				2004189
32	24400	45475	412230.5	822674.8	32218	Soil	clay, white brown, concretionary, flat.	0.8-1.00	32218	<0.05	2004189
32	24400	45450	412230.0	822649.6	32219	Soil	clay, white brown, concretionary, mottled, flat.	0.8-1.00	32219	<0.05	2004189
32	24400	45425	412229.5	822624.3	32220	Soil	clay, white brown, concretionary, mottled, flat.	0.8-1.00	32220	<0.05	2004189
32	24400	45400	412229.0	822599.1			no sample, swamp area.				2004189
32	24400	45375	412228.5	822573.9			no sample, swamp area.				2004189
32	24400	45350	412228.0	822548.7			no sample, swamp area.				2004189
32	24400	45325	412227.5	822523.5	32221	Soil	clay, white red, concretionary, mottled, flat.	0.8-1.00	32221	<0.05	2004189
32	24400	45300	412227.1	822498.3	32222	Soil	clay, white red, concretionary, mottled, low slope.	0.8-1.00	32222	<0.05	2004189
32	24400	45275	412226.6	822473.0	32223	Soil	clay, yellowish red, concretionary, low slope.	0.8-1.00	32223	<0.05	2004189
32	24400	45250	412226.1	822447.8	32224	Soil	clay, white brown, concretionary, mottled, flat.	0.8-1.00	32224	<0.05	2004189
32	24400	45225	412225.6	822422.6			no sample, swamp area.				2004189
32	24400	45200	412225.1	822397.4			no sample, swamp area.				2004189
32	24400	45175	412224.6	822372.2			no sample, swamp area.				2004189
32	24400	45150	412224.1	822346.9			no sample, swamp area.				2004189
32	24400	45125	412223.6	822321.7			no sample, swamp area.				2004189
32	24400	45100	412223.1	822296.5			no sample, swamp area.				2004189
32	24400	45075	412222.6	822271.3	32225	Soil	clay, white orangish, concretionary, mottled, low slope.	0.8-1.00	32225	<0.05	2004189
32	24400	45050	412222.1	822246.1	32226	Soil	clay, white orangish, concretionary, mottled, low slope.	0.8-1.00	32226	<0.05	2004189
32	24400	45025	412221.6	822220.9	32227	Soil	clay, white reddish brown, concretionary, mottled, low slope.	0.8-1.00	32227	<0.05	2004189
32	24400	45000	412221.1	822195.6	32228	Soil	clay, reddish brown, concretionary, low slope.	0.8-1.00	32228	<0.05	2004189

32	24400	44975	412220.6	822170.4	32229	Soil	clay, reddish brown, concretionary, low slope.	0.8-1.00	32229	<0.05	2004189
32	24400	44950	412220.1	822145.2	32230	Soil	clay, red, pisolithic, concretionary, medium slope.	0.8-1.00	32230	<0.05	2004189
32	24400	44925	412219.6	822120.0	32231	Soil	clay, red, concretionary, medium slope.	0.8-1.00	32231	<0.05	2004189
32	24400	44900	412219.2	822094.8	32232	Soil	massive clay zone, brown, concretionary, mottled, medium slope.	0.8-1.00	32232	<0.05	2004190
32	24400	44875	412218.7	822069.6	32233	Soil	massive clay zone, brown, concretionary, mottled, medium slope.	0.8-1.00	32233	<0.05	2004190
32	24400	44850	412218.2	822044.3	32234	Soil	clay, probably saprolite, reddish brown, concretionary, medium slope.	0.8-1.00	32234	<0.05	2004190
32	24400	44825	412217.7	822019.1	32235	Soil	clay, probably saprolite, reddish brown, concretionary, medium slope.	0.8-1.00	32235	<0.05	2004190
32	24400	44800	412217.2	821993.9	32236	Soil	massive clay zone, reddish brown, concretionary, mottled, probably saprolite, low slope.	0.8-1.00	32236	<0.05	2004190
32	24400	44775	412216.7	821968.7	32237	Soil	clay, probably saprolite, red, concretionary, mottled, low slope.	0.8-1.00	32237	<0.05	2004190
32	24400	44750	412216.2	821943.5	32238	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, probably saprolite, low slope.	0.8-1.00	32238	<0.05	2004190
32	24400	44725	412215.7	821918.2	32239	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, low slope.	0.8-1.00	32239	<0.05	2004190
32	24400	44700	412215.2	821893.0	32240	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, low slope.	0.8-1.00	32240	<0.05	2004190
32	24400	44675	412214.7	821867.8	32241	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, low slope.	0.8-1.00	32241	<0.05	2004190
32	24400	44650	412214.2	821842.6	32242	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, low slope.	0.8-1.00	32242	<0.05	2004190
32	24400	44625	412213.7	821817.4	32243	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, low slope.	0.8-1.00	32243	<0.05	2004190
32	24400	44600	412213.2	821792.2	32244	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, medium slope.	0.8-1.00	32244	<0.05	2004190
32	24400	44575	412212.7	821766.9	32245	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, medium slope.	0.8-1.00	32245	<0.05	2004190
32	24400	44550	412212.2	821741.7	32246	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, medium slope.	0.8-1.00	32246	<0.05	2004190
32	24400	44525	412211.8	821716.5	32247	Soil	massive clay zone, yellow, pisolithic, concretionary, mottled, medium slope.	0.8-1.00	32247	<0.05	2004190

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
32	24400	44500	412211.3	821691.3	32248	Soil	massive clay zone, yellow, pisolithic, concretionary, mottled, medium slope.	0.8-1.00	32248	<0.05	2004190
32	24400	44475	412210.8	821666.1	32249	Soil	massive clay zone, yellowish orange, pisolithic, concretionary, mottled, medium slope.	0.8-1.00	32249	<0.05	2004190
32	24400	44450	412210.3	821640.8	32250	Soil	massive clay zone, brown, pisolithic, concretionary, mottled, low slope.	0.8-1.00	32250	<0.05	2004190
32	24400	44425	412209.8	821615.6			no sample, swamp area, water at surface.				2004190
32	24400	44400	412209.3	821590.4	32251	Soil	massive clay zone, orange, concretionary, mottled, low slope.	0.8-1.00	32251	<0.05	2004190
32	24400	44375	412208.8	821565.2	32252	Soil	massive clay zone, orange, concretionary, mottled, steep slope.	0.8-1.00	32252	<0.05	2004190
32	24400	44350	412208.3	821540.0	32253	Soil	massive clay zone, brown, concretionary, quartz fragments, steep slope.	0.8-1.00	32253	<0.05	2004190
32	24400	44325	412207.8	821514.8	32254	Soil	massive clay zone, brown, pisolithic, concretionary, low slope.	0.8-1.00	32254	<0.05	2004190
32	24400	44300	412207.3	821489.5	32255	Soil	massive clay zone, brown, concretionary, duricrust, hilltop.	0.7-0.90	32255	<0.05	2004190
32	24400	44275	412206.8	821464.3	32256	Soil	massive clay zone, red, concretionary, duricrust, hilltop.	0.7-0.90	32256	<0.05	2004190
32	24400	44250	412206.3	821439.1	32257	Soil	massive clay zone, red, pisolithic, concretionary, hilltop.	0.8-1.00	32257	<0.05	2004190
32	24400	44225	412205.8	821413.9	32258	Soil	massive clay zone, red, pisolithic, concretionary, hilltop.	0.8-1.00	32258	0.09	2004190
32	24400	44200	412205.3	821388.7	32259	Soil	massive clay zone, red, pisolithic, concretionary, low slope.	0.8-1.00	32259	0.1	2004190
32	24400	44175	412204.8	821363.4	32260	Soil	massive clay zone, red, pisolithic, concretionary, low slope.	0.8-1.00	32260	<0.05	2004190
32	24400	44150	412204.3	821338.2	32261	Soil	massive clay zone, red, pisolithic, concretionary, low slope.	0.8-1.00	32261	<0.05	2004190
32	24400	44125	412203.9	821313.0	32262	Soil	massive clay zone, red, pisolithic, concretionary, low slope.	0.8-1.00	32262	<0.05	2004190
32	24400	44100	412203.4	821287.8	32263	Soil	massive clay zone, red, pisolithic, concretionary, steep slope.	0.8-1.00	32263	<0.05	2004190
32	24400	44075	412202.9	821262.6	32264	Soil	massive clay zone, red, pisolithic, concretionary, mottled, steep slope.	0.8-1.00	32264	<0.05	2004190
32	24400	44050	412202.4	821237.4	32265	Soil	massive clay zone, brown, pisolithic, concretionary, steep slope.	0.8-1.00	32265	<0.05	2004190
32	24400	44025	412201.9	821212.1	32266	Soil	massive clay zone, brown, concretionary, steep slope.	0.8-1.00	32266	<0.05	2004190
32	24400	44000	412201.4	821186.9	32267	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32267	<0.05	2004190
32	24400	43975	412200.9	821161.7	32268	Soil	massive clay zone, brown, pisolithic, concretionary, medium slope.	0.8-1.00	32268	<0.05	2004203
32	24400	43950	412200.4	821136.5	32269	Soil	massive clay zone, brown, concretionary, low slope.	0.8-1.00	32269	<0.05	2004203
32	24400	43925	412199.9	821111.3			no sample, swamp area.
32	24400	43900	412199.4	821086.1			no sample, swamp area.
32	24400	43875	412198.9	821060.8			no sample, swamp area.
32	24400	43850	412198.4	821035.6			no sample, swamp area.

32	24400	43825	412197.9	821010.4	32270	Soil	massive clay zone, orange, pisolithic, concretionary, low slope.	0.8-1.00	32270	<0.05	2004203
32	24400	43800	412197.4	820985.2	32271	Soil	massive clay zone, brown, some duricrust, some pisolites, steep slope.	0.8-1.00	32271	<0.05	2004203
32	24400	43775	412196.9	820960.0	32272	Soil	massive clay zone, brown, some duricrust, some pisolites, steep slope.	0.8-1.00	32272	<0.05	2004203
32	24400	43750	412196.4	820934.7	32273	Soil	massive clay zone, brown, some duricrust, some pisolites, steep slope.	0.8-1.00	32273	<0.05	2004203
32	24400	43725	412196.0	820909.5	32274	Soil	massive clay zone, brown, some duricrust, some pisolites, steep slope.	0.8-1.00	32274	<0.05	2004203
32	24400	43700	412195.5	820884.3	32275	Soil	massive clay zone, brown, some pisolites, steep slope.	0.8-1.00	32275	<0.05	2004203
32	24400	43675	412195.0	820859.1	32276	Soil	massive clay zone, brown, steep slope.	0.8-1.00	32276	0.09	2004203
32	24400	43650	412194.5	820833.9	32277	Soil	massive clay zone, brown, some pisolites, steep slope.	0.8-1.00	32277	0.36	2004203
32	24400	43625	412194.0	820808.7	32278	Soil	massive clay zone, brown, some pisolites, steep slope.	0.8-1.00	32278	0.17	2004203
32	24400	43600	412193.5	820783.4	32279	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32279	0.27	2004203
32	24400	43575	412193.0	820758.2	32280	Soil	massive clay zone, brown, medium slope.	0.8-1.00	32280	0.10	2004203
32	24400	43550	412192.5	820733.0	32281	Soil	massive clay zone, brown, medium slope.	0.8-1.00	32281	0.09	2004203
32	24400	43525	412192.0	820707.8	32282	Soil	massive clay zone, brown, medium slope.	0.8-1.00	32282	0.10	2004203
32	24400	43500	412191.5	820682.6	32283	Soil	massive clay zone, brown, medium slope.	0.8-1.00	32283	0.12	2004203
32	24400	43475	412191.0	820657.3	32284	Soil	massive clay zone, brown, medium slope.	0.8-1.00	32284	0.07	2004203
32	24400	43450	412190.5	820632.1	32285	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32285	0.07	2004203
32	24400	43425	412190.0	820606.9	32286	Soil	clay, brown, duricrust, some pisolites, steep slope.	0.8-1.00	32286	0.08	2004203
32	24400	43400	412189.5	820581.7	32287	Soil	clay, brown, duricrust, some pisolites, steep slope.	0.8-1.00	32287	0.06	2004203
32	24400	43375	412189.0	820556.5	32288	Soil	clay, brown, duricrust, some pisolites, steep slope.	0.8-1.00	32288	0.06	2004203
32	24400	43350	412188.6	820531.3	32289	Soil	clay, brown, duricrust, some pisolites, steep slope.	0.8-1.00	32289	0.26	2004203

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
32	24400	43325	412188.1	820506.0	32290	Soil	clay, brown, duricrust, some pisolites, steep slope.	0.8-1.00	32290	0.24	2004203
32	24400	43300	412187.6	820480.8	32291	Soil	clay, brown, duricrust, some pisolites, steep slope.	0.8-1.00	32291	0.10	2004203
32	24400	43275	412187.1	820455.6	32292	Soil	massive clay zone, brown, some pisolites, steep slope.	0.8-1.00	32292	0.10	2004203
32	24400	43250	412186.6	820430.4	32293	Soil	massive clay zone, brown, some pisolites, steep slope.	0.8-1.00	32293	0.09	2004203
32	24400	43225	412186.1	820405.2	32294	Soil	massive clay zone, brown, some pisolites, low slope.	0.8-1.00	32294	<0.05	2004203
32	24400	43200	412185.6	820379.9	32295	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32295	0.06	2004203
32	24400	43175	412185.1	820354.7	32296	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32296	0.14	2004203
32	24400	43150	412184.6	820329.5	32297	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32297	0.08	2004203
32	24400	43125	412184.1	820304.3	32298	Soil	massive clay zone, brown, duricrust, steep slope.	0.8-1.00	32298	<0.05	2004203
32	24400	43100	412183.6	820279.1	32299	Soil	massive clay zone, brown, duricrust, steep slope.	0.8-1.00	32299	0.09	2004203
32	24400	43075	412183.1	820253.9	32300	Soil	massive clay zone, brown, duricrust, low slope.	0.8-1.00	32300	<0.05	2004203
32	24400	43050	412182.6	820228.6	32301	Soil	massive clay zone, brown, some duricrust, low slope.	0.8-1.00	32301	<0.05	2004203
32	24400	43025	412182.1	820203.4	32302	Soil	massive clay zone, brown, some duricrust, low slope.	0.8-1.00	32302	<0.05	2004203
32	24400	43000	412181.6	820178.2	32303	Soil	massive clay zone, greenish brown, some duricrust, hilltop.	0.8-1.00	32303	<0.05	2004203
32	24400	42975	412181.1	820153.0	32304	Soil	massive clay zone, greenish brown, some duricrust, hilltop.	0.8-1.00	32304	<0.05	2004203
32	24400	42950	412180.7	820127.8	32305	Soil	massive clay zone, greenish brown, some duricrust, hilltop.	0.8-1.00	32305	<0.05	2004203
32	24400	42925	412180.2	820102.6	32306	Soil	massive clay zone, greenish brown, some duricrust, hilltop.	0.8-1.00	32306	<0.05	2004203
32	24400	42900	412179.7	820077.3	32307	Soil	massive clay zone, greenish brown, some duricrust, hilltop.	0.8-1.00	32307	0.06	2004203
32	24400	42875	412179.2	820052.1	32308	Soil	massive clay zone, greenish brown, some duricrust, hilltop.	0.8-1.00	32308	<0.05	2004203
32	24400	42850	412178.7	820026.9	32309	Soil	massive clay zone, brown, some duricrust, some pisolites, low slope.	0.8-1.00	32309	<0.05	2004203
32	24400	42825	412178.2	820001.7	32310	Soil	massive clay zone, brown, some duricrust, some pisolites, low slope.	0.8-1.00	32310	<0.05	2004203
32	24400	42800	412177.7	819976.5	32311	Soil	massive clay zone, brown, some duricrust, some pisolites, low slope.	0.8-1.00	32311	<0.05	2004203
32	24400	42775	412177.2	819951.2	32312	Soil	massive clay zone, brown, some duricrust, some pisolites, medium slope.	0.8-1.00	32312	<0.05	2004203
32	24400	42750	412176.7	819926.0	32313	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32313	<0.05	2004203
32	24400	42725	412176.2	819900.8	32314	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32314	<0.05	2004203
32	24400	42700	412175.7	819875.6	32315	Soil	massive clay zone, brown, some pisolites, low slope.	0.8-1.00	32315	<0.05	2004203

32	24400	42675	412175.2	819850.4	32316	Soil	massive clay zone, brown, some pisolites, some duricrust, low slope.	0.8-1.00	32316	<0.05	2004203
32	24400	42650	412174.7	819825.2	32317	Soil	massive clay zone, brown, some pisolites, some duricrust, low slope.	0.8-1.00	32317	<0.05	2004203
32	24400	42625	412174.2	819799.9	32318	Soil	massive clay zone, red, some pisolites, some duricrust, low slope.	0.8-1.00	32318	<0.05	2004203
32	24400	42600	412173.7	819774.7	32319	Soil	massive clay zone, red, some pisolites, some duricrust, low slope.	0.8-1.00	32319	<0.05	2004203
32	24400	42575	412173.3	819749.5	32320	Soil	massive clay zone, brownish white, some pisolites, mottled, low slope.	0.8-1.00	32320	<0.05	2004203
32	24400	42550	412172.8	819724.3	32321	Soil	massive clay zone, brownish white, some pisolites, mottled, low slope.	0.8-1.00	32321	<0.05	2004203
32	24400	42525	412172.3	819699.1	32322	Soil	massive clay zone, reddish black, some pisolites, low slope.	0.8-1.00	32322	<0.05	2004204
32	24400	42500	412171.8	819673.8	32323	Soil	clay, brown, some duricrust, some pisolites, low slope.	0.3-0.50	32323	<0.05	2004204
32	24400	42475	412171.3	819648.6	32324	Soil	clay, brown, some duricrust, some pisolites, low slope.	0.8-1.00	32324	<0.05	2004204
32	24400	42450	412170.8	819623.4	32325	Soil	clay, brown, some duricrust, low slope.	0.7-0.90	32325	<0.05	2004204
32	24400	42425	412170.3	819598.2	32326	Soil	massive clay zone, brown, some duricrust, low slope.	0.8-1.00	32326	<0.05	2004204
32	24400	42400	412169.8	819573.0	32327	Soil	massive clay zone, brown, some duricrust, medium slope.	0.8-1.00	32327	<0.05	2004204
32	24400	42375	412169.3	819547.8	32328	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32328	0.25	2004204
32	24400	42350	412168.8	819522.5	32329	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32329	<0.05	2004204
32	24400	42325	412168.3	819497.3	32330	Soil	massive clay zone, brown, some pisolites, hilltop.	0.8-1.00	32330	<0.05	2004204
32	24400	42300	412167.8	819472.1	32331	Soil	massive clay zone, brown, some pisolites, hilltop.	0.8-1.00	32331	<0.05	2004204
32	24400	42275	412167.3	819446.9	32332	Soil	massive clay zone, brown, some duricrust, hilltop.	0.75-0.95	32332	<0.05	2004204
32	24400	42250	412166.8	819421.7	32333	Soil	massive clay zone, brown, some pisolites, low slope.	0.8-1.00	32333	<0.05	2004204
32	24400	42225	412166.3	819396.4	32334	Soil	massive clay zone, brown, some duricrust, some pisolites, low slope.	0.8-1.00	32334	<0.05	2004204
32	24400	42200	412165.8	819371.2	32335	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32335	<0.05	2004204
32	24400	42175	412165.4	819346.0	32336	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32336	<0.05	2004204

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
32	24400	42150	412164.9	819320.8	32337	Soil	massive clay zone, brown, some pisolites, medium slope.	0.8-1.00	32337	<0.05	2004204
32	24400	42125	412164.4	819295.6	32338	Soil	massive clay zone, brown, some duricrust, medium slope.	0.8-1.00	32338	<0.05	2004204
32	24400	42100	412163.9	819270.4	32339	Soil	massive clay zone, brown, some duricrust, medium slope.	0.8-1.00	32339	<0.05	2004204
32	24400	42075	412163.4	819245.1	32340	Soil	massive clay zone, brown, some pisolites, low slope.	0.8-1.00	32340	<0.05	2004204
32	24400	42050	412162.9	819219.9	32341	Soil	massive clay zone, brown, some duricrust, low slope.	0.7-0.90	32341	<0.05	2004204
32	24400	42025	412162.4	819194.7	32342	Soil	massive clay zone, brown, some duricrust, low slope.	0.7-0.90	32342	<0.05	2004204
32	24400	42000	412161.9	819169.5	32343	Soil	massive clay zone, brown, some duricrust, low slope.	0.7-0.90	32343	<0.05	2004204
32	24400	41975	412161.4	819144.3	32344	Soil	massive clay zone, brown, some duricrust, low slope.	0.8-1.00	32344	<0.05	2004204
32	24400	41950	412160.9	819119.1	32345	Soil	massive clay zone, brown, some duricrust, low slope.	0.3-0.50	32345	<0.05	2004204
32	24400	41925	412160.4	819093.8	32346	Soil	clay, orange, sandy, some duricrust, some pisolites, low slope.	0.8-1.00	32346	<0.05	2004204
32	24400	41900	412159.9	819068.6	32347	Soil	clay, red, sandy, some pisolites, some duricrust, low slope.	0.7-0.90	32347	<0.05	2004204
32	24400	41875	412159.4	819043.4	32348	Soil	clay, brown, sandy, some duricrust, some pisolites, low slope.	0.8-1.00	32348	<0.05	2004204
32	24400	41850	412158.9	819018.2	32349	Soil	clay, brown, sandy, some duricrust, some pisolites, low slope.	0.4-0.60	32349	<0.05	2004204
32	24400	41825	412158.4	818993.0	32350	Soil	clay, brownish orange, sandy, some duricrust, some pisolites, low slope.	0.8-1.00	32350	<0.05	2004204
32	24400	41800	412157.9	818967.7	32351	Soil	clay, brown, sandy, some duricrust, some pisolites, low slope.	0.8-1.00	32351	<0.05	2004204
32	24400	41775	412157.5	818942.5	32352	Soil	clay, brown, some duricrust, some pisolites, low slope.	0.8-1.00	32352	<0.05	2004204
32	24400	41750	412157.0	818917.3	32353	Soil	clay, brown, some duricrust, some pisolites, low slope.	0.6-0.80	32353	<0.05	2004204
32	24400	41725	412156.5	818892.1			no sample, creek.				2004204
32	24400	41700	412156.0	818866.9	32354	Soil	clay, brown, sandy, some duricrust, some pisolites, low slope.	0.4-0.60	32354	<0.05	2004204
32	24400	41675	412155.5	818841.7	32355	Soil	clay, brown, sandy, some duricrust, some pisolites, low slope.	0.3-0.50	32355	<0.05	2004204
32	24400	41650	412155.0	818816.4	32356	Soil	clay, brown, sandy, some duricrust, some pisolites, low slope.	0.8-1.00	32356	<0.05	2004204
32	24400	41625	412154.5	818791.2	32357	Soil	clay, brown, some duricrust, some pisolites, low slope.	0.7-0.90	32357	<0.05	2004204
32	24400	41600	412154.0	818766.0	32358	Soil	clay, brown, some pisolites, low slope.	0.8-1.00	32358	<0.05	2004204
33	24800	45500	412513.0	822647.0	32359	Soil	clayey, brownish white, concretional, mottled, flat.	0.8-1.00	32359	<0.05	2004204
33	24800	45475	412512.8	822622.5	32360	Soil	clayey, brownish reddish white, concretional, mottled, probably saprolite, flat.	0.8-1.00	32360	<0.05	2004204
33	24800	45450	412512.6	822597.9	32361	Soil	clayey, brownish white, concretional, mottled, probably saprolite, flat.	0.8-1.00	32361	<0.05	2004204

33	24800	45425	412512.4	822573.4	32362	Soil	clayey, brownish white, concretional, mottled, quartz vein, flat.	0.8-1.00	32362	<0.05	2004204
33	24800	45400	412512.3	822548.8	32363	Soil	clayey, brownish white, concretional, mottled, quartz vein, flat.	0.8-1.00	32363	<0.05	2004204
33	24800	45375	412512.1	822524.3	32364	Soil	clayey, brownish white, concretional, mottled, quartz vein, flat.	0.8-1.00	32364	<0.05	2004204
33	24800	45350	412511.9	822499.8	32365	Soil	clayey, brownish white, concretional, mottled, quartz vein, flat.	0.8-1.00	32365	<0.05	2004204
33	24800	45325	412511.7	822475.2	32366	Soil	clayey, brownish white, concretional, mottled, quartz vein, flat.	0.8-1.00	32366	<0.05	2004204
33	24800	45300	412511.5	822450.7	32367	Soil	clayey, brownish red, concretional, mottled, rockoutcrop, low slope.	0.8-1.00	32367	<0.05	2004204
33	24800	45275	412511.3	822426.2	32368	Soil	clayey, brown, concretional, rockoutcrop (probably basalt), low slope.	0.8-1.00	32368	<0.05	2004204
33	24800	45250	412511.1	822401.6	32369	Soil	clayey, brown, concretional, rockoutcrop (probably basalt), low slope.	0.8-1.00	32369	<0.05	2004204
33	24800	45225	412511.0	822377.1	32370	Soil	clayey, massive, brownish white, concretional, mottled, low slope.	0.8-1.00	32370	0.07	2004204
33	24800	45200	412510.8	822352.5			no sample, swamp area.				2004204
33	24800	45175	412510.6	822328.0	32371	Soil	massive clay zone, brownish white, concretional, mottled, probably saprolite, low slope.	0.8-1.00	32371	<0.05	2004204
33	24800	45150	412510.4	822303.5	32372	Soil	massive clay zone, brownish white, concretional, mottled, low slope.	0.8-1.00	32372	<0.05	2004204
33	24800	45125	412510.2	822278.9	32373	Soil	massive clay zone, brownish white, concretional, mottled, probably saprolite, low slope.	0.8-1.00	32373	<0.05	2004204
33	24800	45100	412510.0	822254.4	32374	Soil	massive clay zone, brownish white, concretional, mottled, probably saprolite, low slope.	0.8-1.00	32374	<0.05	2004204
33	24800	45075	412509.8	822229.8	32375	Soil	massive clay zone, brown, concretional, some duricrust, quartz vein, medium slope.	0.8-1.00	32375	<0.05	2004204
33	24800	45050	412509.7	822205.3	32376	Soil	massive clay zone, brown, concretional, some duricrust, quartz vein, medium slope.	0.8-1.00	32376	<0.05	2004204
33	24800	45025	412509.5	822180.8	32377	Soil	massive clay zone, brown, concretional, some duricrust, quartz vein, medium slope.	0.8-1.00	32377	<0.05	2004216
33	24800	45000	412509.3	822156.2	32378	Soil	massive clay zone, red, concretional, some duricrust, quartz vein, medium slope.	0.8-1.00	32378	<0.05	2004216
33	24800	44975	412509.1	822131.7	32379	Soil	massive clay zone, red, concretional, some duricrust, some pisolites, medium slope.	0.8-1.00	32379	<0.05	2004216
33	24800	44950	412508.9	822107.2	32380	Soil	massive clay zone, red, concretional, some duricrust, some pisolites, medium slope.	0.8-1.00	32380	<0.05	2004216
33	24800	44925	412508.7	822082.6	32381	Soil	massive clay zone, red, concretional, some duricrust, some pisolites, medium slope.	0.8-1.00	32381	<0.05	2004216

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
33	24800	44900	412508.5	822058.1	32382	Soil	massive clay zone, red, concretional, some duricrust, some pisolites, medium slope.	0.8-1.00	32382	<0.05	2004216
33	24800	44875	412508.4	822033.5	32383	Soil	massive clay zone, red, concretional, some duricrust, some pisolites, hilltop.	0.8-1.00	32383	<0.05	2004216
33	24800	44850	412508.2	822009.0	32384	Soil	massive clay zone, brown, concretional, some duricrust, some pisolites, hilltop.	0.8-1.00	32384	<0.05	2004216
33	24800	44825	412508.0	821984.5	32385	Soil	massive clay zone, brown, concretional, some duricrust, some pisolites, low slope.	0.8-1.00	32385	<0.05	2004216
33	24800	44800	412507.8	821959.9	32386	Soil	massive clay zone, red, concretional, mottled, probably saprolite, steep slope.	0.8-1.00	32386	<0.05	2004216
33	24800	44775	412507.6	821935.4	32387	Soil	massive clay zone, brownish yellow, concretional, mottled, probably saprolite, steep slope.	0.8-1.00	32387	<0.05	2004216
33	24800	44750	412507.4	821910.8	32388	Soil	massive clay zone, reddish yellow, concretional, mottled, probably saprolite, steep slope.	0.8-1.00	32388	<0.05	2004216
33	24800	44725	412507.2	821886.3	32389	Soil	massive clay zone, brown, concretional, low slope.	0.8-1.00	32389	0.21	2004216
33	24800	44700	412507.1	821861.8	32390	Soil	massive clay zone, brown, concretional, some pisolites, steep slope.	0.8-1.00	32390	<0.05	2004216
33	24800	44675	412506.9	821837.2	32391	Soil	massive clay zone, brown, concretional, some duricrust, steep slope.	0.8-1.00	32391	<0.05	2004216
33	24800	44650	412506.7	821812.7	32392	Soil	massive clay zone, brown, concretional, some duricrust, some pisolites, steep slope.	0.8-1.00	32392	<0.05	2004216
33	24800	44625	412506.5	821788.2	32393	Soil	massive clay zone, brown, concretional, some duricrust, some pisolites, steep slope.	0.8-1.00	32393	<0.05	2004216
33	24800	44600	412506.3	821763.6	32394	Soil	massive clay zone, brown, concretional, some duricrust, steep slope.	0.8-1.00	32394	<0.05	2004216
33	24800	44575	412506.1	821739.1	32395	Soil	massive clay zone, brown, concretional, some duricrust, hilltop.	0.8-1.00	32395	<0.05	2004216
33	24800	44550	412505.9	821714.5	32396	Soil	massive clay zone, brown, concretional, some duricrust, hilltop.	0.8-1.00	32396	<0.05	2004216
33	24800	44525	412505.8	821690.0	32397	Soil	massive clay zone, brown, concretional, some duricrust, medium slope.	0.8-1.00	32397	<0.05	2004216
33	24800	44500	412505.6	821665.5	32398	Soil	massive clay zone, brown, concretional, some duricrust, medium slope.	0.8-1.00	32398	<0.05	2004216
33	24800	44475	412505.4	821640.9	32399	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32399	<0.05	2004216
33	24800	44450	412505.2	821616.4	32400	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	32400	<0.05	2004216
33	24800	44425	412505.0	821591.8	32401	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	32401	<0.05	2004216
33	24800	44400	412504.8	821567.3	32402	Soil	clay, dark orange brown, concretional>1%, medium slope.	0.8-1.00	32402	<0.05	2004216
33	24800	44375	412504.6	821542.8	32403	Soil	clay, reddish brown, pebbly, concretional>1%, concretional on surface, medium slope.	0.8-1.00	32403	<0.05	2004216
33	24800	44350	412504.4	821518.2	32404	Soil	clay, reddish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32404	<0.05	2004216
33	24800	44325	412504.3	821493.7			no sample, swamp area.				2004216
33	24800	44300	412504.1	821469.2			no sample, swamp area.				2004216
33	24800	44275	412503.9	821444.6			no sample, swamp area.				2004216
33	24800	44250	412503.7	821420.1			no sample, swamp area.				2004216

33	24800	44225	412503.5	821395.5			no sample, swamp area.				2004216
33	24800	44200	412503.3	821371.0			no sample, swamp area.				2004216
33	24800	44175	412503.1	821346.5	32405	Soil	clay, whitish yellowish brown, pebbly, quartz fragments, probably agglomerate, flat.	0.8-1.00	32405	<0.05	2004216
33	24800	44150	412503.0	821321.9	32406	Soil	clay, whitish yellowish brown, massive, probably agglomerate, flat.	0.8-1.00	32406	0.1	2004216
33	24800	44125	412502.8	821297.4			no sample, swamp area.				2004216
33	24800	44100	412502.6	821272.8			no sample, swamp area.				2004216
33	24800	44075	412502.4	821248.3			no sample, swamp area.				2004216
33	24800	44050	412502.2	821223.8			no sample, swamp area.				2004216
33	24800	44025	412502.0	821199.2			no sample, swamp area.				2004216
33	24800	44000	412501.8	821174.7	32407	Soil	clay, whitish yellowish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	32407	0.14	2004216
33	24800	43975	412501.7	821150.2	32408	Soil	clay, reddish orangish brown, pebbly, concretional>1%, steep slope.	0.8-1.00	32408	0.05	2004216
33	24800	43950	412501.5	821125.6	32409	Soil	clay, reddish brown, massive, concretional>1%, steep slope.	0.8-1.00	32409	<0.05	2004216
33	24800	43925	412501.3	821101.1	32410	Soil	clay, orangish brown, pebbly, concretional>1%, quartz fragments, steep slope.	0.8-1.00	32410	0.05	2004216
33	24800	43900	412501.1	821076.5	32411	Soil	clay, dark brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	32411	0.08	2004216
33	24800	43875	412500.9	821052.0	32412	Soil	clay, dark reddish brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	32412	0.15	2004216
33	24800	43850	412500.7	821027.5	32413	Soil	clay, reddish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32413	0.26	2004216
33	24800	43825	412500.5	821002.9	32414	Soil	clay, orangish brown, silty, concretional>1%, quartz fragments, concretional on surface, medium slope.	0.8-1.00	32414	0.24	2004216
33	24800	43800	412500.4	820978.4	32415	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	32415	0.21	2004216
33	24800	43775	412500.2	820953.8	32416	Soil	clay, orangish brown, massive, concretional>1%, steep slope.	0.8-1.00	32416	0.28	2004216

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
33	24800	43750	412500.0	820929.3	32417	Soil	clay, orangish brown, silty, concretional<1%, steep slope.	0.8-1.00	32417	0.45	2004216
33	24800	43725	412499.8	820904.8	32418	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	32418	0.48	2004216
33	24800	43700	412499.6	820880.2	32419	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	32419	0.34	2004216
33	24800	43675	412499.4	820855.7	32420	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	32420	0.14	2004216
33	24800	43650	412499.2	820831.2	32421	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	32421	0.19	2004217
33	24800	43625	412499.1	820806.6	32422	Soil	clay, orangish brown, silty, concretional>1%, hilltop.	0.8-1.00	32422	0.15	2004217
33	24800	43600	412498.9	820782.1	32423	Soil	clay, orangish brown, silty, concretional>1%, hilltop.	0.8-1.00	32423	0.08	2004217
33	24800	43575	412498.7	820757.5	32424	Soil	clay, orangish brown, silty, concretional>1%, hilltop.	0.8-1.00	32424	0.08	2004217
33	24800	43550	412498.5	820733.0	32425	Soil	clay, orangish brown, pebbly, silty, concretional>1%, hilltop.	0.8-1.00	32425	0.22	2004217
33	24800	43525	412498.3	820708.5	32426	Soil	clay, orangish brown, pebbly, silty, concretional>1%, hilltop.	0.8-1.00	32426	0.09	2004217
33	24800	43500	412498.1	820683.9	32427	Soil	clay, orangish brown, pebbly, silty, concretional>1%, hilltop.	0.8-1.00	32427	0.05	2004217
33	24800	43475	412497.9	820659.4	32428	Soil	clay, orangish brown, pebbly, silty, concretional>1%, hilltop.	0.8-1.00	32428	<0.05	2004217
33	24800	43450	412497.8	820634.8	32429	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, hilltop.	0.8-1.00	32429	<0.05	2004217
33	24800	43425	412497.6	820610.3	32430	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, hilltop.	0.8-1.00	32430	0.08	2004217
33	24800	43400	412497.4	820585.8	32431	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32431	1.14	2004217
33	24800	43375	412497.2	820561.2	32432	Soil	clay, yellowish brown, pebbly, concretional>1%, hilltop.	0.8-1.00	32432	<0.05	2004217
33	24800	43350	412497.0	820536.7	32433	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32433	<0.05	2004217
33	24800	43325	412496.8	820512.2	32434	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32434	0.05	2004217
33	24800	43300	412496.6	820487.6	32435	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32435	<0.05	2004217
33	24800	43275	412496.5	820463.1	32436	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32436	<0.05	2004217
33	24800	43250	412496.3	820438.5	32437	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32437	<0.05	2004217
33	24800	43225	412496.1	820414.0	32438	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32438	<0.05	2004217
33	24800	43200	412495.9	820389.5	32439	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32439	<0.05	2004217
33	24800	43175	412495.7	820364.9	32440	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32440	<0.05	2004217
33	24800	43150	412495.5	820340.4	32441	Soil	clay, orangish browm, pebbly, concretional>1%, hilltop.	0.8-1.00	32441	<0.05	2004217
33	24800	43125	412495.3	820315.8	32442	Soil	clay, orangish browm, pebbly, concretional>1%, concretional on surface, hilltop.	0.8-1.00	32442	<0.05	2004217

33	24800	43100	412495.2	820291.3	32443	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, hilltop.	0.8-1.00	32443	<0.05	2004217
33	24800	43075	412495.0	820266.8	32444	Soil	clay, orangish brown, pebbly, concretional>1%, hilltop.	0.8-1.00	32444	<0.05	2004217
33	24800	43050	412494.8	820242.2	32445	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, hilltop.	0.8-1.00	32445	<0.05	2004217
33	24800	43025	412494.6	820217.7	32446	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, hilltop.	0.8-1.00	32446	<0.05	2004217
33	24800	43000	412494.4	820193.2	32447	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32447	<0.05	2004217
33	24800	42975	412494.2	820168.6	32448	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32448	0.06	2004217
33	24800	42950	412494.0	820144.1	32449	Soil	clay, orangish brown, pebbly, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	32449	<0.05	2004217
33	24800	42925	412493.9	820119.5	32450	Soil	clay, orangish brown, pebbly, silty, steep slope.	0.8-1.00	32450	<0.05	2004217
33	24800	42900	412493.7	820095.0	32451	Soil	clay, orangish brown, silty, concretional<1%, steep slope.	0.8-1.00	32451	<0.05	2004217
33	24800	42875	412493.5	820070.5	32452	Soil	clay, orangish brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32452	<0.05	2004217
33	24800	42850	412493.3	820045.9	32453	Soil	clay, orangish brown, pebbly, silty, concretional>1%, steep slope.	0.8-1.00	32453	<0.05	2004217
33	24800	42825	412493.1	820021.4	32454	Soil	clay, orangish brown, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	32454	<0.05	2004217
33	24800	42800	412492.9	819996.8	32455	Soil	clay, orangish brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	32455	<0.05	2004217
33	24800	42775	412492.7	819972.3	32456	Soil	clay, orangish brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32456	<0.05	2004217
33	24800	42750	412492.6	819947.8	32457	Soil	clay, orangish reddish brown, silty, concretional<1%, hilltop.	0.8-1.00	32457	<0.05	2004217
33	24800	42725	412492.4	819923.2	32458	Soil	clay, orangish brown, silty, pisolites>1%, hilltop.	0.8-1.00	32458	<0.05	2004217
33	24800	42700	412492.2	819898.7	32459	Soil	clay, orangish brown, silty, concretional<1%, duricrust boulders on surface, hilltop.	0.8-1.00	32459	<0.05	2004217
33	24800	42675	412492.0	819874.2	32460	Soil	clay, dark brown, silty, concretional<1%, pisolites>1%, hilltop.	0.8-1.00	32460	<0.05	2004217
33	24800	42650	412491.8	819849.6	32461	Soil	clay, orangish brown, silty, pisolites>1%, steep slope.	0.8-1.00	32461	<0.05	2004217
33	24800	42625	412491.6	819825.1	32462	Soil	clay, yellowish orangish brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	32462	<0.05	2004217
33	24800	42600	412491.4	819800.5	32463	Soil	clay, yellowish orangish brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	32463	<0.05	2004217

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
33	24800	42575	412491.3	819776.0	32464	Soil	clay, yellowish orangish brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32464	<0.05	2004217
33	24800	42550	412491.1	819751.5	32465	Soil	clay, reddish orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	32465	<0.05	2004217
33	24800	42525	412490.9	819726.9	32466	Soil	clay, dark orangish brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32466	<0.05	2004217
33	24800	42500	412490.7	819702.4	32467	Soil	clay, orangish brown, pebbly, silty, concretional<1%, medium slope.	0.8-1.00	32467	<0.05	2004217
33	24800	42475	412490.5	819677.8	32468	Soil	clay, orangish brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32468	<0.05	2004217
33	24800	42450	412490.3	819653.3	32469	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	32469	<0.05	2004217
33	24800	42425	412490.1	819628.8	32470	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	32470	<0.05	2004218
33	24800	42400	412489.9	819604.2	32471	Soil	clay, orangish brown, silty, concretional<1%, concretional on surface, medium slope.	0.8-1.00	32471	<0.05	2004218
33	24800	42375	412489.8	819579.7	32472	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	32472	<0.05	2004218
33	24800	42350	412489.6	819555.2	32473	Soil	clay, orangish brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	32473	<0.05	2004218
33	24800	42325	412489.4	819530.6	32474	Soil	clay, orangish brown, silty, concretional>1%, concretional on surface, hilltop.	0.8-1.00	32474	0.06	2004218
33	24800	42300	412489.2	819506.1	32475	Soil	clay, orangish brown, silty, concretional>1%, hilltop.	0.8-1.00	32475	<0.05	2004218
33	24800	42275	412489.0	819481.5	32476	Soil	clay, orangish brown, pebbly, silty, concretional>1%, pisolites<1%, hilltop.	0.8-1.00	32476	<0.05	2004218
33	24800	42250	412488.8	819457.0	32477	Soil	clay, orangish brown, pebbly, silty, concretional>1%, hilltop.	0.8-1.00	32477	<0.05	2004218
33	24800	42225	412488.6	819432.5	32478	Soil	clay, dark brown, silty, concretional<1%, pisolites>1%, medium slope.	0.8-1.00	32478	<0.05	2004218
33	24800	42200	412488.5	819407.9	32479	Soil	clay, orangish brown, silty, pisolites>1%, medium slope.	0.8-1.00	32479	<0.05	2004218
33	24800	42175	412488.3	819383.4	32480	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	32480	<0.05	2004218
33	24800	42150	412488.1	819358.8	32481	Soil	clay, orangish brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32481	<0.05	2004218
33	24800	42125	412487.9	819334.3	32482	Soil	clay, orangish dark brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32482	<0.05	2004218
33	24800	42100	412487.7	819309.8	32483	Soil	clay, dark brown, silty, concretional>1%, medium slope.	0.8-1.00	32483	<0.05	2004218
33	24800	42075	412487.5	819285.2	32484	Soil	clay, dark brown, silty, concretional>1%, medium slope.	0.8-1.00	32484	<0.05	2004218
33	24800	42050	412487.3	819260.7	32485	Soil	clay, dark brown, silty, pisolites>1%, medium slope.	0.8-1.00	32485	<0.05	2004218
33	24800	42025	412487.2	819236.2	32486	Soil	clay, dark brown, silty, pisolites>1%, medium slope.	0.8-1.00	32486	<0.05	2004218
33	24800	42000	412487.0	819211.6	32487	Soil	clay, dark brown, pebbly, silty, pisolites>1%, medium slope.	0.8-1.00	32487	<0.05	2004218
33	24800	41975	412486.8	819187.1	32488	Soil	clay, dark brown, pebbly, concretional>1%, pisolites, medium slope.	0.8-1.00	32488	<0.05	2004218
33	24800	41950	412486.6	819162.5	32489	Soil	clay, dark brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32489	0.05	2004218

33	24800	41925	412486.4	819138.0	32490	Soil	clay, dark brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32490	<0.05	2004218
33	24800	41900	412486.2	819113.5	32491	Soil	clay, dark brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32491	<0.05	2004218
33	24800	41875	412486.0	819088.9	32492	Soil	clay, dark brown, pebbly, pisolites>1%, concretional<1%, medium slope.	0.8-1.00	32492	<0.05	2004218
33	24800	41850	412485.9	819064.4	32493	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust, concretional on surface, low slope.	0.8-1.00	32493	<0.05	2004218
33	24800	41825	412485.7	819039.8	32494	Soil	clay, orangish brown, pebbly, concretional>1%, concretional on surface, low slope.	0.8-1.00	32494	<0.05	2004218
33	24800	41800	412485.5	819015.3	32495	Soil	clay, orangish brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32495	<0.05	2004218
33	24800	41775	412485.3	818990.8	32496	Soil	clay, orangish brown, silty, pebbly, pisolites>1%, medium slope.	0.8-1.00	32496	<0.05	2004218
33	24800	41750	412485.1	818966.2	32497	Soil	clay, orangish brown, pebbly, silty, pisolites>1%, low slope.	0.8-1.00	32497	<0.05	2004218
33	24800	41725	412484.9	818941.7	32498	Soil	clay, orangish brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32498	<0.05	2004218
33	24800	41700	412484.7	818917.2	32499	Soil	clay, orangish brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32499	<0.05	2004218
33	24800	41675	412484.6	818892.6	32500	Soil	clay, orangish brown, massive, concretional>1%, duricrust boulders on surface, steep slope.	0.8-1.00	32500	<0.05	2004218
33	24800	41650	412484.4	818868.1	32501	Soil	clay, dark orangish brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32501	<0.05	2004218
33	24800	41625	412484.2	818843.5	32502	Soil	clay, yellowish orangish brown, pebbly, silty, concretional>1%, steep slope.	0.8-1.00	32502	<0.05	2004218
33	24800	41600	412484.0	818819.0	32503	Soil	clay, orangish brown, pebbly, silty, concretional>1%, steep slope.	0.8-1.00	32503	<0.05	2004218
											2004218
33	24800	44750			55256	Chiprock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55256	<0.05	2004218
34	25200	45225	413018.0	822298.0	32504	Soil	clay, orange brown, silty, concretional>1%, hilltop.	0.8-1.00	32504	<0.05	2004218
34	25200	45200	413017.2	822273.8	32505	Soil	clay, white orange brown, silty, concretional>1%, hilltop.	0.8-1.00	32505	<0.05	2004218
34	25200	45175	413016.5	822249.7			no sample, swamp area.				2004218
34	25200	45150	413015.7	822225.5			no sample, swamp area.				2004218
34	25200	45125	413014.9	822201.4	32506	Soil	clay, white orange brown, pebbly, quartz fragments, hilltop.	0.8-1.00	32506	<0.05	2004218

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
34	25200	45100	413014.2	822177.2	32507	Soil	clay, white orange brown, pebbly, probably agglomerate, flat.	0.8-1.00	32507	<0.05	2004218
34	25200	45075	413013.4	822153.0	32508	Soil	clay, white orange brown, pebbly, quartz fragments, probably agglomerate, flat.	0.8-1.00	32508	<0.05	2004218
34	25200	45050	413012.6	822128.9	32509	Soil	clay, white orange brown, pebbly, silty, probably agglomerate, flat.	0.8-1.00	32509	<0.05	2004218
34	25200	45025	413011.9	822104.7	32510	Soil	clay, yellow white orange brown, pebbly, silty, probably agglomerate, flat.	0.8-1.00	32510	<0.05	2004218
34	25200	45000	413011.1	822080.6			no sample, swamp area.				2004218
34	25200	44975	413010.3	822056.4	32511	Soil	clay, reddish brown, massive, probably agglomerate, flat.	0.8-1.00	32511	<0.05	2004218
34	25200	44950	413009.6	822032.3	32512	Soil	clay, reddish brown, massive, concretional>1%, probably agglomerate, flat.	0.8-1.00	32512	<0.05	2004218
34	25200	44925	413008.8	822008.1			no sample, swamp area.				2004218
34	25200	44900	413008.0	821983.9			no sample, swamp area.				2004218
34	25200	44875	413007.3	821959.8			no sample, swamp area.				2004218
34	25200	44850	413006.5	821935.6			no sample, swamp area.				2004218
34	25200	44825	413005.8	821911.5			no sample, swamp area.				2004218
34	25200	44800	413005.0	821887.3	32513	Soil	clay, white yellow orange brown, pebbly, quartz fragments, probably agglomerate, flat.	0.8-1.00	32513	<0.05	2004218
34	25200	44775	413004.2	821863.1	32514	Soil	clay, white yellow orange brown, pebbly, quartz fragments, probably agglomerate, flat.	0.8-1.00	32514	<0.05	2004218
34	25200	44750	413003.5	821839.0			no sample, swamp area.				2004218
34	25200	44725	413002.7	821814.8			no sample, swamp area.				2004218
34	25200	44700	413001.9	821790.7			no sample, swamp area.				2004218
34	25200	44675	413001.2	821766.5			no sample, swamp area.				2004218
34	25200	44650	413000.4	821742.4			no sample, swamp area.				2004218
34	25200	44625	412999.6	821718.2			no sample, swamp area.				2004218
34	25200	44600	412998.9	821694.0			no sample, swamp area.				2004218
34	25200	44575	412998.1	821669.9			no sample, swamp area.				2004218
34	25200	44550	412997.3	821645.7	32515	Soil	clay, white yellow orange brown, pebbly, quartz fragments, medium slope.	0.8-1.00	32515	<0.05	2004218
34	25200	44525	412996.6	821621.6	32516	Soil	clay, white yellow orange brown, pebbly, quartz fragments, medium slope.	0.8-1.00	32516	<0.05	2004218
34	25200	44500	412995.8	821597.4	32517	Soil	clay, white yellow orange brown, pebbly, quartz fragments, medium slope.	0.8-1.00	32517	<0.05	2004218
34	25200	44475	412995.0	821573.2	32518	Soil	clay, white yellow orange brown, pebbly, quartz fragments, medium slope.	0.8-1.00	32518	0.07	2004218
34	25200	44450	412994.3	821549.1	32519	Soil	clay, white yellow orange brown, pebbly, quartz fragments, probably agglomerate, flat.	0.8-1.00	32519	<0.05	2004218
34	25200	44425	412993.5	821524.9	32520	Soil	clay, white yellow orange brown, pebbly, quartz fragments, probably agglomerate, flat.	0.8-1.00	32520	<0.05	2004218
34	25200	44400	412992.7	821500.8	32521	Soil	clay, white yellow brown, pebbly, probably agglomerate, flat.	0.8-1.00	32521	<0.05	2004218

34	25200	44375	412992.0	821476.6	32522	Soil	clay, white yellow brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32522	<0.05	2004219
34	25200	44350	412991.2	821452.4	32523	Soil	clay, dark brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32523	<0.05	2004219
34	25200	44325	412990.4	821428.3	32524	Soil	clay, red brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32524	<0.05	2004219
34	25200	44300	412989.7	821404.1	32525	Soil	clay, dark brown, pebbly, concretional>1%, hilltop.	0.8-1.00	32525	<0.05	2004219
34	25200	44275	412988.9	821380.0	32526	Soil	clay, dark brown, pebbly, concretional>1%, hilltop.	0.8-1.00	32526	<0.05	2004219
34	25200	44250	412988.1	821355.8	32527	Soil	clay, dark brown, pebbly, concretional>1%, low slope.	0.8-1.00	32527	0.05	2004219
34	25200	44225	412987.4	821331.7	32528	Soil	clay, dark red brown, pebbly, silty, pisolites>1%, concretional>1%, medium slope.	0.8-1.00	32528	<0.05	2004219
34	25200	44200	412986.6	821307.5	32529	Soil	clay, dark red brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32529	<0.05	2004219
34	25200	44175	412985.8	821283.3	32530	Soil	clay, red orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32530	<0.05	2004219
34	25200	44150	412985.1	821259.2	32531	Soil	clay, red orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32531	<0.05	2004219
34	25200	44125	412984.3	821235.0	32532	Soil	clay, brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32532	<0.05	2004219
34	25200	44100	412983.6	821210.9	32533	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32533	<0.05	2004219
34	25200	44075	412982.8	821186.7	32534	Soil	clay, dark brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32534	<0.05	2004219
34	25200	44050	412982.0	821162.5	32535	Soil	clay, dark brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32535	0.07	2004219
34	25200	44025	412981.3	821138.4	32536	Soil	clay, red brown, silty, concretional>1%, medium slope.	0.8-1.00	32536	0.07	2004219
34	25200	44000	412980.5	821114.2	32537	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32537	<0.05	2004219
34	25200	43975	412979.7	821090.1	32538	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32538	<0.05	2004219
34	25200	43950	412979.0	821065.9	32539	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, medium slope.	0.8-1.00	32539	<0.05	2004219

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
34	25200	43925	412978.2	821041.8	32540	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	32540	0.06	2004219
34	25200	43900	412977.4	821017.6	32541	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32541	0.18	2004219
34	25200	43875	412976.7	820993.4	32542	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32542	0.65	2004219
34	25200	43850	412975.9	820969.3	32543	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32543	0.29	2004219
34	25200	43825	412975.1	820945.1	32544	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32544	0.42	2004219
34	25200	43800	412974.4	820921.0	32545	Soil	clay, orange brown, silty, concretional>1%, hilltop.	0.8-1.00	32545	0.54	2004219
34	25200	43775	412973.6	820896.8	32546	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32546	0.28	2004219
34	25200	43750	412972.8	820872.6	32547	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32547	0.19	2004219
34	25200	43725	412972.1	820848.5	32548	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	32548	0.26	2004219
34	25200	43700	412971.3	820824.3	32549	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	32549	0.17	2004219
34	25200	43675	412970.5	820800.2	32550	Soil	clay, orange brown, massive, concretional>1%, pisolites>1%, medium slope.	0.8-1.00	32550	0.16	2004219
34	25200	43650	412969.8	820776.0	32551	Soil	clay, orange brown, massive, concretional>1%, pisolites>1%, low slope.	0.8-1.00	32551	0.14	2004219
34	25200	43625	412969.0	820751.8			no sample, porknocking area.				2004219
34	25200	43600	412968.2	820727.7			no sample, porknocking area.				2004219
34	25200	43575	412967.5	820703.5			no sample, porknocking area.				2004219
34	25200	43550	412966.7	820679.4			no sample, porknocking area.				2004219
34	25200	43525	412965.9	820655.2			no sample, porknocking area.				2004219
34	25200	43500	412965.2	820631.1			no sample, porknocking area.				2004219
34	25200	43475	412964.4	820606.9	32552	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32552	0.12	2004219
34	25200	43450	412963.6	820582.7	32553	Soil	clay, orange brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32553	0.18	2004219
34	25200	43425	412962.9	820558.6	32554	Soil	clay, orange brown, pebbly, pisolites>1%, concretional>1%, medium slope.	0.8-1.00	32554	0.21	2004219
34	25200	43400	412962.1	820534.4	32555	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32555	0.39	2004219
34	25200	43375	412961.4	820510.3	32556	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	32556	0.09	2004219
34	25200	43350	412960.6	820486.1	32557	Soil	clay, orange brown, silty, pisolites>1%, concretional>1%, medium slope.	0.8-1.00	32557	0.06	2004219
34	25200	43325	412959.8	820461.9	32558	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32558	0.08	2004219
34	25200	43300	412959.1	820437.8	32559	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	32559	0.20	2004219
34	25200	43275	412958.3	820413.6	32560	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	32560	0.10	2004219

34	25200	43250	412957.5	820389.5	32561	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	32561	0.08	2004219
34	25200	43225	412956.8	820365.3	32562	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	32562	0.08	2004219
34	25200	43200	412956.0	820341.2	32563	Soil	clay, orange brown, pebbly, concretional>1%, steep slope.	0.8-1.00	32563	0.09	2004219
34	25200	43175	412955.2	820317.0	32564	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32564	0.08	2004219
34	25200	43150	412954.5	820292.8	32565	Soil	clay, orange brown, pebbly, silty, concretional>1%, quartz fragments, medium slope.	0.8-1.00	32565	0.15	2004219
34	25200	43125	412953.7	820268.7	32566	Soil	clay, orange dark brown, pebbly, pisolites>1%, medium slope.	0.8-1.00	32566	0.08	2004219
34	25200	43100	412952.9	820244.5	32567	Soil	clay, orange brown, pebbly, silty, concretional>1%, probably agglomerate, flat.	0.8-1.00	32567	0.26	2004219
34	25200	43075	412952.2	820220.4			no sample, creek.				2004219
34	25200	43050	412951.4	820196.2	32568	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	32568	<0.05	2004219
34	25200	43025	412950.6	820172.0	32569	Soil	clay, reddish orange brown, silty, steep slope.	0.8-1.00	32569	<0.05	2004219
34	25200	43000	412949.9	820147.9	32570	Soil	clay, orange brown, pebbly, silty, steep slope.	0.8-1.00	32570	<0.05	2004219
34	25200	42975	412949.1	820123.7	32571	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	32571	<0.05	2004219
34	25200	42950	412948.3	820099.6	32572	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	32572	<0.05	2004219
34	25200	42925	412947.6	820075.4	32573	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	32573	<0.05	2004219
34	25200	42900	412946.8	820051.2	32574	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32574	<0.05	2004219
34	25200	42875	412946.0	820027.1	32575	Soil	clay, orange brown, silty, steep slope.	0.8-1.00	32575	<0.05	2004220
34	25200	42850	412945.3	820002.9	32576	Soil	clay, orange brown, silty, hilltop.	0.8-1.00	32576	0.08	2004220
34	25200	42825	412944.5	819978.8	32577	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	32577	0.06	2004220
34	25200	42800	412943.7	819954.6	32578	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	32578	0.48	2004220
34	25200	42775	412943.0	819930.5	32579	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	32579	0.08	2004220

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
34	25200	42750	412942.2	819906.3	32580	Soil	clay, orange brown, pebbly, silty, medium slope.	0.8-1.00	32580	0.06	2004220
34	25200	42725	412941.4	819882.1	32581	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32581	0.13	2004220
34	25200	42700	412940.7	819858.0	32582	Soil	clay, orange brown, silty, concretional<1%, medium slope.	0.8-1.00	32582	0.08	2004220
34	25200	42675	412939.9	819833.8	32583	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32583	0.08	2004220
34	25200	42650	412939.2	819809.7	32584	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32584	0.08	2004220
34	25200	42625	412938.4	819785.5	32585	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32585	0.10	2004220
34	25200	42600	412937.6	819761.3	32586	Soil	clay, orange brown, silty, concretional>1%, hilltop.	0.8-1.00	32586	0.11	2004220
34	25200	42575	412936.9	819737.2	32587	Soil	clay, orange brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32587	0.33	2004220
34	25200	42550	412936.1	819713.0	32588	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32588	0.09	2004220
34	25200	42525	412935.3	819688.9	32589	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32589	0.07	2004220
34	25200	42500	412934.6	819664.7	32590	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32590	0.18	2004220
34	25200	42475	412933.8	819640.6	32591	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32591	0.08	2004220
34	25200	42450	412933.0	819616.4	32592	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	32592	<0.05	2004220
34	25200	42425	412932.3	819592.2	32593	Soil	clay, orange brown, pebbly, concretional>1%, concretional on surface, steep slope.	0.8-1.00	32593	<0.05	2004220
34	25200	42400	412931.5	819568.1	32594	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32594	<0.05	2004220
34	25200	42375	412930.7	819543.9	32595	Soil	clay, orange brown, silty, concretional>1%, hilltop.	0.8-1.00	32595	<0.05	2004220
34	25200	42350	412930.0	819519.8	32596	Soil	clay, orange brown, pebbly, silty, concretional>1%, steep slope.	0.8-1.00	32596	<0.05	2004220
34	25200	42325	412929.2	819495.6	32597	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	32597	<0.05	2004220
34	25200	42300	412928.4	819471.4	32598	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	32598	<0.05	2004220
34	25200	42275	412927.7	819447.3	32599	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, steep slope.	0.8-1.00	32599	<0.05	2004220
34	25200	42250	412926.9	819423.1	32600	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32600	0.44	2004220
34	25200	42225	412926.1	819399.0	32601	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32601	<0.05	2004220
34	25200	42200	412925.4	819374.8	32602	Soil	clay, orange brown, silty, concretional>1%, quartz fragments, medium slope.	0.8-1.00	32602	<0.05	2004220
34	25200	42175	412924.6	819350.6	32603	Soil	clay, orange brown, silty, concretional>1%, concretional on surface, duricrust boulders on surface, medium slope.	0.8-1.00	32603	<0.05	2004220
34	25200	42150	412923.8	819326.5	32604	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32604	<0.05	2004220
34	25200	42125	412923.1	819302.3	32605	Soil	clay, dark orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32605	<0.05	2004220

34	25200	42100	412922.3	819278.2	32606	Soil	clay, dark brown, silty, concretional>1%, medium slope.	0.8-1.00	32606	<0.05	2004220
34	25200	42075	412921.5	819254.0	32607	Soil	clay, orange brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32607	<0.05	2004220
34	25200	42050	412920.8	819229.9	32608	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32608	<0.05	2004220
34	25200	42025	412920.0	819205.7	32609	Soil	clay, orange brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32609	<0.05	2004220
34	25200	42000	412919.2	819181.5	32610	Soil	clay, orange brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32610	0.05	2004220
34	25200	41975	412918.5	819157.4	32611	Soil	clay, orange brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32611	<0.05	2004220
34	25200	41950	412917.7	819133.2	32612	Soil	clay, orange brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32612	<0.05	2004220
34	25200	41925	412917.0	819109.1	32613	Soil	clay, orange brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32613	<0.05	2004220
34	25200	41900	412916.2	819084.9	32614	Soil	clay, orange brown, pebbly, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32614	<0.05	2004220
34	25200	41875	412915.4	819060.7	32615	Soil	clay, orange brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32615	<0.05	2004220
34	25200	41850	412914.7	819036.6	32616	Soil	clay, orange brown, silty, concretional>1%, duricrust boulders on surface, medium slope.	0.8-1.00	32616	<0.05	2004220
34	25200	41825	412913.9	819012.4	32617	Soil	clay, orange brown, silty, concretional>1%, steep slope.	0.8-1.00	32617	<0.05	2004220
34	25200	41800	412913.1	818988.3	32618	Soil	clay, orange brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32618	<0.05	2004220
34	25200	41775	412912.4	818964.1	32619	Soil	clay, orange brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	32619	<0.05	2004220
34	25200	41750	412911.6	818940.0	32620	Soil	clay, orange brown, silty, medium slope.	0.8-1.00	32620	<0.05	2004220
34	25200	41725	412910.8	818915.8	32621	Soil	clay, dark brown, pebbly, concretional>1%, medium slope.	0.8-1.00	32621	<0.05	2004220
34	25200	41700	412910.1	818891.6	32622	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	32622	<0.05	2004220
34	25200	41675	412909.3	818867.5	32623	Soil	clay, orange brown, concretional>1%, silty, medium slope.	0.8-1.00	32623	<0.05	2004220
34	25200	41650	412908.5	818843.3	32624	Soil	clay, orange brown, concretional>1%, silty, medium slope.	0.8-1.00	32624	<0.05	2004220
34	25200	41625	412907.8	818819.2	32625	Soil	clay, orange brown, concretional>1%, silty, medium slope.	0.8-1.00	32625	<0.05	2004220

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
34	25200	41600	412907.0	818795.0	32626	Soil	clay, orange brown, silty, concretional>1%, medium slope.	0.8-1.00	32626	<0.05	2004220
											2004220
34	25200	42775			55257	Chiprock	quartz, dis-agregated, fe-oxide filled fractures, brownish quartz.	surface	55257	0.08	2004220

24	21200	44100	409077.0	821321.0	33891	Soil	clay, dark orangish brown, pebbly, concretional>1%, concretions on surface, medium slope.	0.8-1.00	33891	<0.05	2004222
24	21200	44075	409076.1	821295.2	33892	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33892	<0.05	2004222
24	21200	44050	409075.1	821269.5	33893	Soil	clay, orangish brown, pebbly-silty, concretional>1%, medium slope.	0.8-1.00	33893	<0.05	2004222
24	21200	44025	409074.2	821243.7	33894	Soil	clay, orangish brown, pebbly-silty, concretional>1%, steep slope.	0.8-1.00	33894	<0.05	2004222
24	21200	44000	409073.2	821217.9	33895	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33895	<0.05	2004222
24	21200	43975	409072.3	821192.2	33896	Soil	clay, reddish brown, pebbly-silty, concretional>1%, medium slope.	0.8-1.00	33896	<0.05	2004222
24	21200	43950	409071.4	821166.4	33897	Soil	clay, reddish brown, pebbly-silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	33897	<0.05	2004222
24	21200	43925	409070.4	821140.6	33898	Soil	clay, yellowish orangish brown, probably saprolite, medium slope.	0.8-1.00	33898	<0.05	2004222
24	21200	43900	409069.5	821114.8	33899	Soil	clay, orangish brown, silty, concretional>1%, steep slope.	0.8-1.00	33899	<0.05	2004222

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
24	21200	43875	409068.5	821089.1	33900	Soil	clay, orangish yellowish brown, massive, hilltop.	0.8-1.00	33900	<0.05	2004222
24	21200	43850	409067.6	821063.3	33901	Soil	clay, brown, massive, concretional>1%, hilltop.	0.8-1.00	33901	<0.05	2004223
24	21200	43825	409066.7	821037.5	33902	Soil	clay, orangish brown, massive, concretional>1%, hilltop.	0.8-1.00	33902	<0.05	2004223
24	21200	43800	409065.7	821011.8			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43775	409064.8	820986.0			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43750	409063.8	820960.2			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43725	409062.9	820934.5			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43700	409062.0	820908.7			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43675	409061.0	820882.9			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43650	409060.1	820857.1			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43625	409059.1	820831.4			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43600	409058.2	820805.6			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43575	409057.3	820779.8			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43550	409056.3	820754.1			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43525	409055.4	820728.3			no sample, porknocker area.				2004223
24	21200	43500	409054.4	820702.5			no sample, porknocker area.				2004223
24	21200	43475	409053.5	820676.8			no sample, porknocker area.				2004223
24	21200	43450	409052.6	820651.0			no sample, porknocker area.				2004223
24	21200	43425	409051.6	820625.2			no sample, porknocker area.				2004223
24	21200	43400	409050.7	820599.4			no sample, porknocker area.				2004223
24	21200	43375	409049.7	820573.7			no sample, porknocker area.	0.8-1.00			2004223
24	21200	43350	409048.8	820547.9	33903	Soil	clay, orangish brown, pebbly-silty, medium slope.	0.8-1.00	33903	<0.05	2004223
24	21200	43325	409047.9	820522.1	33904	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33904	<0.05	2004223
24	21200	43300	409046.9	820496.4	33905	Soil	clay, orangish brown, pebbly-silty, medium slope.	0.8-1.00	33905	<0.05	2004223
24	21200	43275	409046.0	820470.6	33906	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33906	<0.05	2004223
24	21200	43250	409045.0	820444.8	33907	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33907	<0.05	2004223
24	21200	43225	409044.1	820419.0	33908	Soil	clay, orangish brown, pebbly-silty, concretional>1%, medium slope.		33908	<0.05	2004223
24	21200	43200	409043.2	820393.3	33909	Soil	clay, orangish brown, pebbly-silty, medium slope.		33909	<0.05	2004223

24	21200	43175	409042.2	820367.5	33910	Soil	clay, orangish brown, massive, medium slope.		33910	<0.05	2004223
24	21200	43150	409041.3	820341.7	33911	Soil	clay, orangish brown, pebbly-silty, medium slope.		33911	<0.05	2004223
24	21200	43125	409040.3	820316.0	33912	Soil	clay, orangish brown, pebbly-silty, medium slope.		33912	<0.05	2004223
24	21200	43100	409039.4	820290.2	33913	Soil	clay, orangish brown, pebbly-silty, concretional>1%, medium slope.		33913	<0.05	2004223
24	21200	43075	409038.5	820264.4	33914	Soil	clay, orangish brown, pebbly-silty, concretional>1%, concretions on surface, steep slope.		33914	<0.05	2004223
24	21200	43050	409037.5	820238.7	33915	Soil	clay, orangish brown, silty, concretional>1%, duricrust on surface, hilltop.		33915	<0.05	2004223
24	21200	43025	409036.6	820212.9	33916	Soil	clay, orangish brown, massive, duricrust on surface, hilltop.		33916	<0.05	2004223
24	21200	43000	409035.6	820187.1	33917	Soil	clay, orangish brown, pebbly-silty, steep slope.		33917	<0.05	2004223
24	21200	42975	409034.7	820161.3	33918	Soil	clay, orangish brown, pebbly-silty, medium slope.		33918	<0.05	2004223
24	21200	42950	409033.8	820135.6	33919	Soil	clay, orangish brown, pebbly-silty, concretional>1%, medium slope.		33919	<0.05	2004223
24	21200	42925	409032.8	820109.8	33920	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33920	<0.05	2004223
24	21200	42900	409031.9	820084.0	33921	Soil	clay, orangish brown, massive, hilltop.	0.8-1.00	33921	<0.05	2004223
24	21200	42875	409030.9	820058.3	33922	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	33922	<0.05	2004223
24	21200	42850	409030.0	820032.5	33923	Soil	clay, dark brown, pebbly-silty, concretional<1%, medium slope.	0.8-1.00	33923	<0.05	2004223
24	21200	42825	409029.1	820006.7	33924	Soil	clay, orangish brown, pebbly-silty, concretional<1%, medium slope.	0.8-1.00	33924	<0.05	2004223
24	21200	42800	409028.1	819981.0	33925	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	33925	<0.05	2004223
24	21200	42775	409027.2	819955.2			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42750	409026.2	819929.4			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42725	409025.3	819903.6			no sample, porknocker area.	0.8-1.00			2004223

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
24	21200	42700	409024.4	819877.9			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42675	409023.4	819852.1			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42650	409022.5	819826.3			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42625	409021.5	819800.6	33926	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33926	<0.05	2004223
24	21200	42600	409020.6	819774.8	33927	Soil	clay, orangish brown, silty, concretional>1%, hilltop.	0.7-0.90	33927	<0.05	2004223
24	21200	42575	409019.7	819749.0	33928	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	33928	0.05	2004223
24	21200	42550	409018.7	819723.3	33929	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	33929	<0.05	2004223
24	21200	42525	409017.8	819697.5	33930	Soil	clay, reddish orangish brown, silty, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	33930	<0.05	2004223
24	21200	42500	409016.8	819671.7	33931	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	33931	<0.05	2004223
24	21200	42475	409015.9	819645.9			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42450	409015.0	819620.2			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42425	409014.0	819594.4			no sample, porknocker area.	0.7-0.90			2004223
24	21200	42400	409013.1	819568.6			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42375	409012.1	819542.9			no sample, porknocker area.	0.7-0.90			2004223
24	21200	42350	409011.2	819517.1			no sample, porknocker area.	0.8-1.00			2004223
24	21200	42325	409010.3	819491.3			no sample, porknocker area.				2004223
24	21200	42300	409009.3	819465.6			no sample, porknocker area.	Surface			2004223
24	21200	42275	409008.4	819439.8			no sample, porknocker area.				2004223
24	21200	42250	409007.4	819414.0			no sample, porknocker area.				2004223
24	21200	42225	409006.5	819388.2			no sample, porknocker area.				2004223
24	21200	42200	409005.6	819362.5			no sample, porknocker area.				2004223
24	21200	42175	409004.6	819336.7	33932	Soil	clay, orangish brown, silty, medium slope.		33932	<0.05	2004223
24	21200	42150	409003.7	819310.9	33933	Soil	clay, orangish brown, pebbly-silty, medium slope.		33933	To Follow	2004223
24	21200	42125	409002.7	819285.2	33934	Soil	clay, reddish orangish brown, concretional>1%, quartz fragments>1%, medium slope.		33934	<0.05	2004223
24	21200	42100	409001.8	819259.4	33935	Soil	clay, orangish brown, massive, medium slope.		33935	<0.05	2004223
24	21200	42075	409000.9	819233.6	33936	Soil	clay, orangish brown, concretional>1%, medium slope.		33936	<0.05	2004223
24	21200	42050	408999.9	819207.9	33937	Soil	clay, orangish brown, massive, medium slope.		33937	<0.05	2004223
24	21200	42025	408999.0	819182.1	33938	Soil	clay, orangish brown, massive, concretional>1%, medium slope.		33938	<0.05	2004223
24	21200	42000	408998.0	819156.3	33939	Soil	clay, orangish brown, massive, steep slope.		33939	<0.05	2004223

24	21200	41975	408997.1	819130.5	33940	Soil	clay, orangish brown, massive, steep slope.	33940	<0.05	2004223
24	21200	41950	408996.2	819104.8	33941	Soil	clay, orangish brown, pebbly-silty, steep slope.	33941	<0.05	2004223
24	21200	41925	408995.2	819079.0	33942	Soil	clay, dark brown, pebbly-silty, quartz fragments>1%, medium slope.	33942	<0.05	2004223
24	21200	41900	408994.3	819053.2	33943	Soil	clay, orangish brown, pebbly-silty, quartz fragments>1%, steep slope.	33943	<0.05	2004223
24	21200	41875	408993.3	819027.5	33944	Soil	massive clay, yellowish orange, clayish-pebbly, concretionary, weakly mottled, medium slope.	33944	<0.05	2004223
24	21200	41850	408992.4	819001.7	33945	Soil	massive clay, reddish orangish brown, clayish-pebbly, concretionary, some pisolites, some duricrust, steep slope.	33945	<0.05	2004223
24	21200	41825	408991.5	818975.9	33946	Soil	massive clay, reddish orangish brown, clayish-pebbly-grainy, concretionary, some quartz(small vein), some duricrust, hilltop.	33946	<0.05	2004223
24	21200	41800	408990.5	818950.2	33947	Soil	massive clay, orangish reddish brown, clayish-pebbly, concretionary, hilltop.	33947	<0.05	2004223
24	21200	41775	408989.6	818924.4	33948	Soil	massive clay, reddish orangish brown, clayish-pebbly, concretionary, some duricrust, medium slope.	33948	<0.05	2004223
24	21200	41750	408988.6	818898.6	33949	Soil	massive clay, reddish orange, clayish-pebbly, concretionary, some duricrust, medium slope.	33949	<0.05	2004223
24	21200	41725	408987.7	818872.8	33950	Soil	massive clay, orangish red, clayish-pebbly-grainy, concretionary, some duricrust, hilltop.	33950	<0.05	2004224
24	21200	41700	408986.8	818847.1	33951	Soil	massive clay, yellowish orangish brown, clayish-pebbly, concretionary, some duricrust, some black minerals, medium slope.	33951	<0.05	2004224
24	21200	41675	408985.8	818821.3	33952	Soil	massive clay, orangish reddish brown, clayish-pebbly, concretionary, weakly mottled, some duricrust, medium slope.	33952	<0.05	2004224

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
24	21200	41650	408984.9	818795.5	33953	Soil	massive clay, orangish yellowish reddish brown, clayish-pebbly, weakly mottled, some duricrust, medium slope.		33953	<0.05	2004224
24	21200	41625	408983.9	818769.8	33954	Soil	massive clay, orangish yellowish brown, clayish-pebbly, weakly mottled, concretionary, small creek ±20m west from station, steep slope.		33954	<0.05	2004224
24	21200	41600	408983.0	818744.0	33955	Soil	probably saprolite, yellowish white, clayish pebbly silty, mottled, concretionary, kaolin, small creek ±5m east, low slope.		33955	<0.05	2004224
24	21200										2004224
24	21200	41600			55508	Chip rock	quartz, dis-agregated, brownish yellowish greyish white, fe-oxide filled fractures.		55508	<0.05	2004224
25	21600	44800	409429.0	822003.0	33956	Soil	clay, clayish-silty, mottled, probably saprolite, concretional, some duricrust, some quartz, probably agglomerate, yellowish white, low slope.	0.8-1.00	33956	<0.05	2004224
25	21600	44775	409427.6	821978.3	33957	Soil	massive clay, clayish-pebbly, concretional, mottled, some duricrust, orangish yellowish brown, medium slope.	0.8-1.00	33957	<0.05	2004224
25	21600	44750	409426.1	821953.6	33958	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orangish red, steep slope.	0.7-0.90	33958	<0.05	2004224
25	21600	44725	409424.7	821928.9	33959	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orangish red, steep slope.	0.7-0.90	33959	<0.05	2004224
25	21600	44700	409423.3	821904.2	33960	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orangish yellow, medium slope.	0.8-1.00	33960	<0.05	2004224
25	21600	44675	409421.9	821879.4	33961	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, hilltop, old atv road heading north-south.	0.8-1.00	33961	<0.05	2004224
25	21600	44650	409420.4	821854.7	33962	Soil	massive clay, clayish-pebbly-grainy-silty, mottled, probably saprolite, some duricrust, grey yellowish reddish, hilltop.	0.8-1.00	33962	<0.05	2004224
25	21600	44625	409419.0	821830.0	33963	Soil	massive clay, clayish-grainy-pebbly, concretional, some pisolites, some duricrust, reddish orange, hilltop.	0.8-1.00	33963	<0.05	2004224
25	21600	44600	409417.6	821805.3	33964	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange yellowish reddish, medium slope, some duricrust on surface.	0.8-1.00	33964	<0.05	2004224
25	21600	44575	409416.1	821780.6	33965	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	33965	<0.05	2004224
25	21600	44550	409414.7	821755.9	33966	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33966	<0.05	2004224
25	21600	44525	409413.3	821731.2	33967	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some pisolites, yellowish orange, medium slope.	0.8-1.00	33967	<0.05	2004224
25	21600	44500	409411.8	821706.5	33968	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	33968	<0.05	2004224
25	21600	44475	409410.4	821681.8	33969	Soil	massive clay, clayish-pebbly-grainy, some duricrust, some pisolites, concretional, orange reddish yellowish, hilltop.	0.8-1.00	33969	<0.05	2004224
25	21600	44450	409409.0	821657.0	33970	Soil	massive clay, clayish-pebbly-grainy, concretional, some pisolites, some duricrust, orange yellowish, medium slope.	0.8-1.00	33970	<0.05	2004224
25	21600	44425	409407.6	821632.3	33971	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33971	<0.05	2004224
25	21600	44400	409406.1	821607.6	33972	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some pisolites, orange dark brown, medium slope.	0.8-1.00	33972	<0.05	2004224
25	21600	44375	409404.7	821582.9	33973	Soil	massive clay, clayish-pebbly, concretional, some pisolites, some duricrust, yellowish orange, medium slope.	0.8-1.00	33973	<0.05	2004224
25	21600	44350	409403.3	821558.2	33974	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	33974	<0.05	2004224
25	21600	44325	409401.8	821533.5	33975	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, steep slope.	0.7-0.90	33975	<0.05	2004224

25	21600	44300	409400.4	821508.8	33976	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, steep slope.	0.7-0.90	33976	<0.05	2004224
25	21600	44275	409399.0	821484.1	33977	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orangish yellowish red, medium slope.	0.7-0.90	33977	<0.05	2004224
25	21600	44250	409397.5	821459.4	33978	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orangish yellow, medium slope.	0.8-1.00	33978	<0.05	2004224
25	21600	44225	409396.1	821434.6	33979	Soil	massive clay, clayish-pebbly, concretional, yellowish orange light brown, hilltop.	0.8-1.00	33979	<0.05	2004224
25	21600	44200	409394.7	821409.9	33980	Soil	massive clay, clayish-pebbly-grainy, some duricrust, concretional, orange reddish brown, hilltop.	0.8-1.00	33980	<0.05	2004224
25	21600	44175	409393.3	821385.2	33981	Soil	clay, clayish-pebbly-silty, mottled, concretional, some duricrust, yellowish orangish light brown, low slope, swamp area ±2m west from station.	0.8-1.00	33981	<0.05	2004224
25	21600	44150	409391.8	821360.5			no sample, swamp area, water at surface.				2004224
25	21600	44125	409390.4	821335.8			no sample, swamp area, water at surface.				2004224

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
25	21600	44100	409389.0	821311.1			no sample, swamp area, water at surface.				2004224
25	21600	44075	409387.5	821286.4			no sample, swamp area, water at surface.				2004224
25	21600	44050	409386.1	821261.7			no sample, swamp area, water at surface.				2004224
25	21600	44025	409384.7	821237.0			no sample, old porknocking area.				2004224
25	21600	44000	409383.3	821212.2			no sample, old porknocking area.				2004224
25	21600	43975	409381.8	821187.5			no sample, old porknocking area.				2004224
25	21600	43950	409380.4	821162.8			no sample, old porknocking area.				2004224
25	21600	43925	409379.0	821138.1	33982	Soil	massive clay, clayish-pebbly-grainy-silty, some quartz probably agglomerate, mottled, concretional, orange yellowish, low slope, porknocking area ±5m east from station.	0.8-1.00	33982	<0.05	2004224
25	21600	43900	409377.5	821113.4	33983	Soil	massive clay, clayish-pebbly, concretional, some duricrust, mottled (weakly), orange reddish, low slope.	0.8-1.00	33983	<0.05	2004224
25	21600	43875	409376.1	821088.7	33984	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some quartz probably agglomerate, yellowish orange, low slope.	0.8-1.00	33984	<0.05	2004224
25	21600	43850	409374.7	821064.0	33985	Soil	massive clay, clayish-pebbly, concretional, reddish orange yellowish, medium slope.	0.8-0.95	33985	<0.05	2004224
25	21600	43825	409373.2	821039.3	33986	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.8-1.00	33986	<0.05	2004224
25	21600	43800	409371.8	821014.6	33987	Soil	massive clay, clayish-pebbly, concretional, orange yellowish, medium slope.	0.8-1.00	33987	<0.05	2004224
25	21600	43775	409370.4	820989.8	33988	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, medium slope.	0.7-0.90	33988	<0.05	2004224
25	21600	43750	409369.0	820965.1	33989	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, medium slope.	0.7-0.90	33989	<0.05	2004224
25	21600	43725	409367.5	820940.4	33990	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, some black minerals, hilltop.	0.8-1.00	33990	<0.05	2004224
25	21600	43700	409366.1	820915.7	33991	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, hilltop, old atv road ±4m west.	0.8-1.00	33991	<0.05	2004224
25	21600	43675	409364.7	820891.0	33992	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish reddish, medium.	0.8-1.00	33992	<0.05	2004224
25	21600	43650	409363.2	820866.3	33993	Soil	massive clay, clayish-pebbly, concretional, yellowish-orange, medium slope.	0.8-1.00	33993	<0.05	2004224
25	21600	43625	409361.8	820841.6	33994	Soil	massive clay, clayish-pebbly, concretional, yellowish-orange, steep slope.	0.7-0.90	33994	<0.05	2004224
25	21600	43600	409360.4	820816.9	33995	Soil	massive clay, clayish-pebbly-sandy, concretional, mottled, sandy probably quartz sand, yellowish light brown, low slope, old porknocking area.	0.8-1.00	33995	<0.05	2004224
25	21600	43575	409358.9	820792.2	33996	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.7-0.90	33996	<0.05	2004224
25	21600	43550	409357.5	820767.4	33997	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop.	0.7-0.90	33997	<0.05	2004224
25	21600	43525	409356.1	820742.7	33998	Soil	massive clay, clayish-pebbly, concretional, some quartz probably a small vein, orange yellowish red, medium slope.	0.8-1.00	33998	<0.05	2004224
25	21600	43500	409354.7	820718.0	33999	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, medium slope.	0.8-1.00	33999	<0.05	2004224
25	21600	43475	409353.2	820693.3	34000	Soil	massive clay, clayish-pebbly, concretional, reddish orange, hilltop.	0.8-1.00	34000	<0.05	2004224
25	21600	43450	409351.8	820668.6	34001	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	34001	<0.05	2004224

25	21600	43425	409350.4	820643.9	34002	Soil	massive clay, clayish-pebbly, concretional, some duricrust, dark brown orange yellowish, hilltop.	0.8-1.00	34002	<0.05	2004224
25	21600	43400	409348.9	820619.2	34003	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	34003	<0.05	2004225
25	21600	43375	409347.5	820594.5	34004	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, hilltop, some duricrust on surface.	0.8-1.00	34004	<0.05	2004225
25	21600	43350	409346.1	820569.8	34005	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some quartz probably agglomerate, yellowish orange light brown, hilltop.	0.8-1.00	34005	<0.05	2004225
25	21600	43325	409344.7	820545.0	34006	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34006	<0.05	2004225
25	21600	43300	409343.2	820520.3	34007	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange light brown, medium slope.	0.8-1.00	34007	<0.05	2004225
25	21600	43275	409341.8	820495.6	34008	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34008	<0.05	2004225
25	21600	43250	409340.4	820470.9	34009	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some pisolites, orange yellowish reddish, medium slope.	0.8-1.00	34009	<0.05	2004225
25	21600	43225	409338.9	820446.2	34010	Soil	massive clay, clayish-pebbly-grainy, concretional, some pisolites, some duricrust, orange yellow, medium slope.	0.8-1.00	34010	<0.05	2004225

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
25	21600	43200	409337.5	820421.5	34011	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish yellow, medium slope, porknocking area ±30m west from station.	0.8-1.00	34011	<0.05	2004225
25	21600	43175	409336.1	820396.8			no sample, old porknocking area.				2004225
25	21600	43150	409334.6	820372.1			no sample, old porknocking area.				2004225
25	21600	43125	409333.2	820347.4	34012	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, reddish orange brown, medium slope.	0.8-1.00	34012	<0.05	2004225
25	21600	43100	409331.8	820322.6	34013	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.8-1.00	34013	<0.05	2004225
25	21600	43075	409330.4	820297.9	34014	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange light brown, medium slope, some duricrust on surface.	0.8-1.00	34014	<0.05	2004225
25	21600	43050	409328.9	820273.2	34015	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange light brown, medium slope, some duricrust on surface.	0.8-1.00	34015	<0.05	2004225
25	21600	43025	409327.5	820248.5	34016	Soil	massive clay, clayish-pebbly, concretional, yellowish light brown, medium slope.	0.8-1.00	34016	<0.05	2004225
25	21600	43000	409326.1	820223.8	34017	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some pisolites, yellowish orange light brown, medium slope.	0.8-1.00	34017	<0.05	2004225
25	21600	42975	409324.6	820199.1	34018	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some pisolites, yellowish orange, medium slope.	0.8-1.00	34018	<0.05	2004225
25	21600	42950	409323.2	820174.4	34019	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34019	<0.05	2004225
25	21600	42925	409321.8	820149.7	34020	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish light brown orange, hilltop.	0.8-1.00	34020	<0.05	2004225
25	21600	42900	409320.3	820125.0	34021	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	34021	<0.05	2004225
25	21600	42875	409318.9	820100.2	34022	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, hilltop, some duricrust on surface.	0.8-1.00	34022	<0.05	2004225
25	21600	42850	409317.5	820075.5	34023	Soil	massive clay, clayish-pebbly-grainy, some duricrust, concretional, dark brown orange, hilltop, some duricrust on surface.	0.8-1.00	34023	<0.05	2004225
25	21600	42825	409316.1	820050.8	34024	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange dark brown, hilltop, some duricrust on surface.	0.8-1.00	34024	<0.05	2004225
25	21600	42800	409314.6	820026.1	34025	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some black minerals, yellowish light brown, hilltop, some duricrust on surface.	0.8-1.00	34025	<0.05	2004225
25	21600	42775	409313.2	820001.4	34026	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, hilltop, flat.	0.8-1.00	34026	<0.05	2004225
25	21600	42750	409311.8	819976.7	34027	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, hilltop, flat.	0.8-1.00	34027	<0.05	2004225
25	21600	42725	409310.3	819952.0	34028	Soil	massive clay, clayish-pebbly, concretional, yellowish light brown, hilltop, flat.	0.8-1.00	34028	<0.05	2004225
25	21600	42700	409308.9	819927.3	34029	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, hilltop, flat.	0.8-1.00	34029	<0.05	2004225
25	21600	42675	409307.5	819902.6	34030	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, hilltop, flat, some duricrust boulders in area.	0.8-1.00	34030	<0.05	2004225
25	21600	42650	409306.1	819877.8	34031	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish light brown, hilltop, flat, some duricrust on surface.	0.8-1.00	34031	<0.05	2004225
25	21600	42625	409304.6	819853.1	34032	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange dark brown, hilltop, low slope, some duricrust boulders in area.	0.8-1.00	34032	<0.05	2004225
25	21600	42600	409303.2	819828.4	34033	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange light brown, hilltop, some duricrust boulders in area.	0.8-1.00	34033	<0.05	2004225

25	21600	42575	409301.8	819803.7	34034	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, yellowish orange, hilltop, some duricrust on surface.	0.8-1.00	34034	<0.05	2004225
25	21600	42550	409300.3	819779.0	34035	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, hilltop, some duricrust on surface.	0.8-1.00	34035	<0.05	2004225
25	21600	42525	409298.9	819754.3	34036	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, dark brown yellowish, hilltop, low slope, some duricrust on surface.	0.8-1.00	34036	<0.05	2004225
25	21600	42500	409297.5	819729.6	34037	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish light brown, hilltop, some duricrust on surface.	0.8-1.00	34037	<0.05	2004225
25	21600	42475	409296.0	819704.9	34038	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	34038	<0.05	2004225

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
25	21600	42450	409294.6	819680.2	34039	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some black minerals, yellowish light brown orange, medium slope.	0.8-1.00	34039	<0.05	2004225
25	21600	42425	409293.2	819655.4	34040	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish light brown orange, medium slope.	0.8-1.00	34040	<0.05	2004225
25	21600	42400	409291.8	819630.7	34041	Soil	massive clay, clayish-pebbly, concretional, orange yellowish light brown, medium slope.	0.8-1.00	34041	<0.05	2004225
25	21600	42375	409290.3	819606.0	34042	Soil	massive clay, clayish-pebbly, concretional, yellowish light brown, medium slope.	0.8-1.00	34042	<0.05	2004225
25	21600	42350	409288.9	819581.3	34043	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, medium slope.	0.8-1.00	34043	<0.05	2004225
25	21600	42325	409287.5	819556.6	34044	Soil	massive clay, clayish-pebbly, concretional, some pisolites, light brown yellowish, steep slope.	0.7-0.90	34044	<0.05	2004225
25	21600	42300	409286.0	819531.9	34045	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, steep slope.	0.8-1.00	34045	<0.05	2004225
25	21600	42275	409284.6	819507.2	34046	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, steep slope.	0.7-0.90	34046	<0.05	2004225
25	21600	42250	409283.2	819482.5	34047	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, medium slope, some duricrust on surface.	0.8-1.00	34047	<0.05	2004225
25	21600	42225	409281.7	819457.8	34048	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish dark brown, hilltop.	0.8-1.00	34048	<0.05	2004225
25	21600	42200	409280.3	819433.0	34049	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish dark brown, hilltop, some duricrust on surface.	0.8-1.00	34049	<0.05	2004225
25	21600	42175	409278.9	819408.3	34050	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange dark brown, hilltop, some duricrust on surface.	0.8-1.00	34050	<0.05	2004225
25	21600	42150	409277.5	819383.6	34051	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange dark brown, medium slope.	0.8-1.00	34051	<0.05	2004225
25	21600	42125	409276.0	819358.9	34052	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34052	<0.05	2004225
25	21600	42100	409274.6	819334.2	34053	Soil	massive clay, clayish-pebbly, concretional, yellowish orange light brown, medium slope.	0.8-1.00	34053	<0.05	2004225
25	21600	42075	409273.2	819309.5	34054	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish dark brown, hilltop, some duricrust on surface.	0.8-1.00	34054	<0.05	2004225
25	21600	42050	409271.7	819284.8	34055	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, hilltop.	0.8-1.00	34055	<0.05	2004225
25	21600	42025	409270.3	819260.1	34056	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, hilltop, some duricrust on surface.	0.8-1.00	34056	<0.05	2004225
25	21600	42000	409268.9	819235.4	34057	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some quartz probably a small vein, yellowish orange, hilltop.	0.8-1.00	34057	<0.05	2004225
25	21600	41975	409267.5	819210.6	34058	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange yellowish, medium slope, porknocking activities ±30m west from station.	0.8-1.00	34058	0.07	2004226
25	21600	41950	409266.0	819185.9			no sample, porknocking area.				2004226
25	21600	41925	409264.6	819161.2			no sample, porknocking area.				2004226
25	21600	41900	409263.2	819136.5			no sample, porknocking area.				2004226
25	21600	41875	409261.7	819111.8			no sample, porknocking area.				2004226
25	21600	41850	409260.3	819087.1	34059	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, low slope.	0.8-1.00	34059	<0.05	2004226
25	21600	41825	409258.9	819062.4			no sample, creek.				2004226

25	21600	41800	409257.4	819037.7	34060	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some black minerals, yellowish orange, low slope.	0.8-1.00	34060	<0.05	2004226
25	21600	41775	409256.0	819013.0	34061	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange light brown, low slope.	0.8-1.00	34061	<0.05	2004226
25	21600	41750	409254.6	818988.2	34062	Soil	massive clay, clayish-pebbly, concretional, some duricrust, mottled (weakly), yellowish light brown, low slope, creek ±12m north-east from station.	0.8-1.00	34062	<0.05	2004226
25	21600	41725	409253.2	818963.5	34063	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34063	<0.05	2004226
25	21600	41700	409251.7	818938.8	34064	Soil	massive clay, clayish-silty-pebbly, mottled probably saprolite, yellowish light brown, low slope.	0.8-1.00	34064	<0.05	2004226
25	21600	41675	409250.3	818914.1	34065	Soil	massive clay, clayish-pebbly, concretional, mottled, some duricrust, yellowish light brown, low slope, creek ±4m west from station.	0.8-1.00	34065	<0.05	2004226
25	21600	41650	409248.9	818889.4	34066	Soil	massive clay, clayish-pebbly-grainy, concretional, mottled, some quartz probably agglomerate, some duricrust, yellowish orange, low slope.	0.8-1.00	34066	<0.05	2004226

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
25	21600	41625	409247.4	818864.7	34067	Soil	massive clay, clayish-pebbly-grainy, mottled, concretional, some duricrust, some quartz probably agglomerate, yellowish orange, low slope.	0.8-1.00	34067	<0.05	2004226
25	21600	41600	409246.0	818840.0	34068	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some quartz probably agglomerate, yellowish orange, low slope, creek ±4m west.	0.8-1.00	34068	<0.05	2004226
25	21600	41575	409244.6	818815.3	34069	Soil	massive clay, clayish-pebbly, concretional, some duricrust, dark brown reddish orange, medium slope, some duricrust on surface.	0.8-1.00	34069	<0.05	2004226
25	21600	41550	409243.1	818790.6	34070	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, hilltop, some duricrust on surface.	0.8-1.00	34070	<0.05	2004226
25	21600	41525	409241.7	818765.8	34071	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, hilltop.	0.8-1.00	34071	<0.05	2004226
25	21600	41500	409240.3	818741.1	34072	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, hilltop.	0.8-1.00	34072	<0.05	2004226
25	21600	41475	409238.9	818716.4	34073	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop.	0.8-1.00	34073	<0.05	2004226
25	21600	41450	409236.0	818667.0	34074	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, hilltop.	0.8-1.00	34074	<0.05	2004226
25	21600									<0.05	2004226
25	21600	43575			55509	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white yellowish.	surface	55509	<0.05	2004226
25	21600	41750			55510	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white reddish yellowish.	surface	55510	<0.05	2004226
26	22000	45500	409813.0	822601.0	34075	Soil	massive clay, clayish-sandy-silty-pebbly, concretional, sandy probably quartz sand, probably saprolite, yellowish light brown, low slope.	0.8-1.00	34075	<0.05	2004226
26	22000	45475	409812.6	822576.9	34076	Soil	massive clay, clayish-pebbly, concretional, some duricrust, mottled (weakly), yellowish orange reddish, low slope.	0.8-1.00	34076	<0.05	2004226
26	22000	45450	409812.2	822552.9	34077	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, mottled, yellowish reddish, low slope, swamp ±3m east.	0.8-1.00	34077	<0.05	2004226
26	22000	45425	409811.7	822528.8			no sample, swamp area.				2004226
26	22000	45400	409811.3	822504.8	34078	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some quartz probably agglomerate, yellowish orange, low slope.	0.8-1.00	34078	<0.05	2004226
26	22000	45375	409810.9	822480.7	34079	Soil	massive clay, clayish-pebbly, concretional, mottled, some duricrust, orange reddish white, low slope.	0.8-1.00	34079	<0.05	2004226
26	22000	45350	409810.5	822456.6	34080	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, reddish orange, low slope.	0.8-1.00	34080	<0.05	2004226
26	22000	45325	409810.0	822432.6	34081	Soil	massive clay, clayish-pebbly, concretional, some quartz probably a small vein, orange reddish, low slope.	0.8-1.00	34081	<0.05	2004226
26	22000	45300	409809.6	822408.5	34082	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some pisolites, yellowish orange, low slope.	0.8-1.00	34082	<0.05	2004226
26	22000	45275	409809.2	822384.5	34083	Soil	massive clay, clayish-pebbly-grainy, concretional, some pisolites, some duricrust, yellowish orange, low slope.	0.8-1.00	34083	<0.05	2004226
26	22000	45250	409808.8	822360.4	34084	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, low slope.	0.8-1.00	34084	<0.05	2004226
26	22000	45225	409808.4	822336.4	34085	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, dark brown orange reddish, medium slope.	0.8-1.00	34085	<0.05	2004226
26	22000	45200	409807.9	822312.3	34086	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	34086	<0.05	2004226
26	22000	45175	409807.5	822288.2	34087	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	34087	<0.05	2004226

26	22000	45150	409807.1	822264.2	34088	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	34088	<0.05	2004226
26	22000	45125	409806.7	822240.1	34089	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange reddish yellowish, medium slope.	0.8-1.00	34089	<0.05	2004226
26	22000	45100	409806.2	822216.1	34090	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, dark brown, reddish orange, medium slope.	0.8-1.00	34090	<0.05	2004226
26	22000	45075	409805.8	822192.0	34091	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, reddish orange dark brown, medium slope.	0.8-1.00	34091	<0.05	2004226
26	22000	45050	409805.4	822167.9	34092	Soil	massive clay, clayish-pebbly, concretional, reddish orange, steep slope.	0.8-1.00	34092	<0.05	2004226
26	22000	45025	409805.0	822143.9	34093	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, steep slope.	0.8-1.00	34093	<0.05	2004226
26	22000	45000	409804.6	822119.8	34094	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34094	<0.05	2004226

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
26	22000	44975	409804.1	822095.8	34095	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, reddish orange, medium slope.	0.8-1.00	34095	<0.05	2004226
26	22000	44950	409803.7	822071.7			no sample, swamp area.				2004226
26	22000	44925	409803.3	822047.7	34096	Soil	massive clay, clayish-pebbly-silty, mottled, concretional, light brown grey, low slope, swamp area ±2m east from station.	0.8-1.00	34096	<0.05	2004226
26	22000	44900	409802.9	822023.6	34097	Soil	massive clay, clayish-pebbly-silty, concretional, some quartz probably agglomerate, mottled, blueish light brown grey, low slope.	0.8-1.00	34097	<0.05	2004226
26	22000	44875	409802.4	821999.5	34098	Soil	massive clay, clayish-pebbly-silty, concretional, mottled, blueish grey, low slope.	0.8-1.00	34098	<0.05	2004226
26	22000	44850	409802.0	821975.5	34099	Soil	massive clay, clayish-silty-pebbly, concretional, mottled probably saprolite, greyish light brown, low slope.	0.8-1.00	34099	<0.05	2004226
26	22000	44825	409801.6	821951.4	34100	Soil	massive clay, clayish-silty-pebbly, concretional, mottled, white material probably kaolin, white yellowish, low slope, swamp area ±10m north from station.	0.8-1.00	34100	<0.05	2004226
26	22000	44800	409801.2	821927.4	34101	Soil	massive clay, clayish-silty-pebbly, concretional, mottled, some duricrust, yellowish light brown reddish, low slope.	0.8-1.00	34101	<0.05	2004226
26	22000	44775	409800.8	821903.3	34102	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34102	<0.05	2004226
26	22000	44750	409800.3	821879.2	34103	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish reddish orange, hilltop.	0.8-1.00	34103	<0.05	2004226
26	22000	44725	409799.9	821855.2	34104	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, some pisolites, reddish yellowish orange, hilltop.	0.8-1.00	34104	<0.05	2004226
26	22000	44700	409799.5	821831.1	34105	Soil	massive clay, clayish-pebbly, concretional, some pisolites, some duricrust, orange reddish, hilltop, duricrust on surface.	0.8-1.00	34105	<0.05	2004226
26	22000	44675	409799.1	821807.1	34106	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, steep slope, duricrust on surface.	0.8-1.00	34106	<0.05	2004226
26	22000	44650	409798.6	821783.0	34107	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some pisolites, orange reddish, medium slope.	0.8-1.00	34107	<0.05	2004226
26	22000	44625	409798.2	821759.0	34108	Soil	massive clay, clayish-pebbly, concretional, reddish orange, medium slope.	0.8-1.00	34108	<0.05	2004227
26	22000	44600	409797.8	821734.9	34109	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.8-1.00	34109	<0.05	2004227
26	22000	44575	409797.4	821710.8	34110	Soil	massive clay, clayish-pebbly, concretional, reddish dark brown, medium slope.	0.8-1.00	34110	<0.05	2004227
26	22000	44550	409797.0	821686.8	34111	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange dark brown, medium slope, duricrust on surface.	0.8-1.00	34111	<0.05	2004227
26	22000	44525	409796.5	821662.7	34112	Soil	massive clay, clayish-pebbly-silty, mottled (weakly), concretional, some duricrust, orange yellowish, medium slope.	0.8-1.00	34112	<0.05	2004227
26	22000	44500	409796.1	821638.7	34113	Soil	massive clay, clayish-pebbly-silty, mottled probably saprolite, concretional, some duricrust, light brown yellowish, steep slope, duricrust on surface.	0.8-1.00	34113	<0.05	2004227
26	22000	44475	409795.7	821614.6	34114	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34114	<0.05	2004227
26	22000	44450	409795.3	821590.5	34115	Soil	massive clay, clayish-pebbly, concretional, some duricrust, some pisolites, yellowish orange, steep slope.	0.8-1.00	34115	<0.05	2004227
26	22000	44425	409794.9	821566.5	34116	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, steep slope.	0.8-1.00	34116	<0.05	2004227
26	22000	44400	409794.4	821542.4	34117	Soil	massive clay, clayish-pebbly, concretional, some pisolites, some duricrust, dark brown orange, hilltop.	0.8-1.00	34117	<0.05	2004227

26	22000	44375	409794.0	821518.4	34118	Soil	massive clay, clayish-pebbly, concretional, some pisolites, some duricrust, reddish orange, hilltop.	0.8-1.00	34118	<0.05	2004227
26	22000	44350	409793.6	821494.3	34119	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	34119	<0.05	2004227
26	22000	44325	409793.2	821470.3	34120	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	34120	<0.05	2004227
26	22000	44300	409792.7	821446.2	34121	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, medium slope.	0.8-1.00	34121	<0.05	2004227
26	22000	44275	409792.3	821422.1	34122	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish light brown, medium slope.	0.8-1.00	34122	<0.05	2004227
26	22000	44250	409791.9	821398.1	34123	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish light brown, steep slope, duricrust on surface.	0.8-1.00	34123	<0.05	2004227
26	22000	44225	409791.5	821374.0	34124	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, steep slope.	0.8-1.00	34124	<0.05	2004227
26	22000	44200	409791.1	821350.0	34125	Soil	massive clay, clayish-pebbly, concretional, mottled (weakly), yellowish light brown, steep slope.	0.8-1.00	34125	<0.05	2004227

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
26	22000	44175	409790.6	821325.9	34126	Soil	massive clay, clayish-silty-pebbly, concretional, purple-reddish, mottled probably saprolite, medium slope, duricrust on surface.	0.8-1.00	34126	<0.05	2004227
26	22000	44150	409790.2	821301.8	34127	Soil	massive clay, clayish-pebbly, concretional, reddish-orange, medium slope.	0.8-1.00	34127	<0.05	2004227
26	22000	44125	409789.8	821277.8	34128	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34128	<0.05	2004227
26	22000	44100	409789.4	821253.7	34129	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, hilltop, rock on surface (probably basalt).	0.8-1.00	34129	<0.05	2004227
26	22000	44075	409788.9	821229.7	34130	Soil	massive clay, clayish-pebbly, concretional, some quartz probably a vein, yellowish light brown, hilltop.	0.8-1.00	34130	<0.05	2004227
26	22000	44050	409788.5	821205.6	34131	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, reddish orange, hilltop, rock on surface (probably basalt).	0.8-1.00	34131	<0.05	2004227
26	22000	44025	409788.1	821181.6	34132	Soil	massive clay, clayish-silty-pebbly, concretional, mottled (weakly), some duricrust, yellowish orange, medium slope, creek ±5m west from station.	0.8-1.00	34132	<0.05	2004227
26	22000	44000	409787.7	821157.5	34133	Soil	massive clay, clayish-pebbly, concretional, mottled, yellowish light brown, low slope, creek ±5m west heading north-south.	0.8-1.00	34133	<0.05	2004227
26	22000	43975	409787.3	821133.4	34134	Soil	massive clay, clayish-silty-pebbly, mottled, concretional, yellowish white, low slope.	0.8-1.00	34134	<0.05	2004227
26	22000	43950	409786.8	821109.4	34135	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, yellowish orange, medium slope, duricrust on surface.	0.8-1.00	34135	<0.05	2004227
26	22000	43925	409786.4	821085.3	34136	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, some duricrust, yellowish orange, low slope.	0.8-1.00	34136	<0.05	2004227
26	22000	43900	409786.0	821061.3	34137	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop.	0.8-1.00	34137	<0.05	2004227
26	22000	43875	409785.6	821037.2	34138	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop.	0.8-1.00	34138	<0.05	2004227
26	22000	43850	409785.1	821013.1	34139	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.8-1.00	34139	<0.05	2004227
26	22000	43825	409784.7	820989.1	34140	Soil	massive clay, clayish-silty-pebbly, concretional, mottled, yellowish light brown, low slope, some quartz outcrop in area.	0.8-1.00	34140	<0.05	2004227
26	22000	43800	409784.3	820965.0	34141	Soil	massive clay, clayish-pebbly-silty, mottled, concretional, yellowish orange light brown, low slope, creek ±3m north from station.	0.8-1.00	34141	<0.05	2004227
26	22000	43775	409783.9	820941.0	34142	Soil	massive clay, clayish-silty-pebbly, concretional, mottled probably saprolite, yellowish purple light brown, medium slope.	0.8-1.00	34142	<0.05	2004227
26	22000	43750	409783.5	820916.9	34143	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, some duricrust, yellowish light brown, hilltop.	0.8-1.00	34143	<0.05	2004227
26	22000	43725	409783.0	820892.9	34144	Soil	massive clay, clayish-pebbly, concretional, mottled (weakly), yellowish orange, hilltop.	0.8-1.00	34144	<0.05	2004227
26	22000	43700	409782.6	820868.8	34145	Soil	massive clay, clayish-grainy-pebbly, mottled (weakly), concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	34145	<0.05	2004227
26	22000	43675	409782.2	820844.7	34146	Soil	massive clay, clayish-silty-pebbly, concretional, some duricrust, mottled probably saprolite, orange yellowish, low slope, rock on surface (probably basalt).	0.8-1.00	34146	<0.05	2004227
26	22000	43650	409781.8	820820.7	34147	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	34147	<0.05	2004227
26	22000	43625	409781.3	820796.6	34148	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	34148	<0.05	2004227
26	22000	43600	409780.9	820772.6	34149	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop.	0.8-1.00	34149	<0.05	2004227

26	22000	43575	409780.5	820748.5	34150	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange dark brown reddish, hilltop.	0.8-1.00	34150	<0.05	2004227
26	22000	43550	409780.1	820724.4	34151	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, hilltop.	0.8-1.00	34151	<0.05	2004227
26	22000	43525	409779.7	820700.4	34152	Soil	massive clay, clayish-pebbly-grainy, concretional, mottled (weakly), some duricrust, yellowish orange, hilltop.	0.8-1.00	34152	<0.05	2004227
26	22000	43500	409779.2	820676.3	34153	Soil	massive clay, clayish-silty, mottled, concretional, yellowish light brown, low slope, rock on surface (probably basalt), some quartz on surface.	0.8-1.00	34153	<0.05	2004227
26	22000	43475	409778.8	820652.3	34154	Soil	massive clay, clayish-silty-pebbly, concretional, some duricrust, mottled, yellowish light brown, medium slope.	0.8-1.00	34154	<0.05	2004227
26	22000	43450	409778.4	820628.2	34155	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop.	0.8-1.00	34155	<0.05	2004227

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
26	22000	43425	409778.0	820604.1	34156	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, orange reddish, hilltop.	0.8-1.00	34156	<0.05	2004227
26	22000	43400	409777.5	820580.1	34157	Soil	massive clay, clayish-pebbly, concretional, yellowish orange, hilltop.	0.8-1.00	34157	<0.05	2004227
26	22000	43375	409777.1	820556.0	34158	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.8-1.00	34158	To Follow	2004228
26	22000	43350	409776.7	820532.0	34159	Soil	massive clay, clayish-pebbly, concretional, mottled (weakly), some duricrust, yellowish orange, low slope.	0.8-1.00	34159	<0.05	2004228
26	22000	43325	409776.3	820507.9	34160	Soil	massive clay, clayish-pebbly, mottled, concretional, some quartz probably agglomerate, yellowish light orange, low slope.	0.8-1.00	34160	<0.05	2004228
26	22000	43300	409775.9	820483.9	34161	Soil	massive clay, clayish-pebbly-grainy, concretional, mottled, some duricrust, orange yellowish, medium slope, creek ±6m east from station.	0.8-1.00	34161	<0.05	2004228
26	22000	43275	409775.4	820459.8	34162	Soil	massive clay, clayish-pebbly, concretional, reddish orange, medium slope, some quartz outcrop.	0.8-1.00	34162	<0.05	2004228
26	22000	43250	409775.0	820435.7	34163	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish dark brown, medium slope.	0.8-1.00	34163	<0.05	2004228
26	22000	43225	409774.6	820411.7	34164	Soil	massive clay, clayish-pebbly, concretional, reddish orange, hilltop.	0.8-1.00	34164	<0.05	2004228
26	22000	43200	409774.2	820387.6	34165	Soil	massive clay, clayish-pebbly, concretional, reddish dark brown, steep slope.	0.8-1.00	34165	<0.05	2004228
26	22000	43175	409773.7	820363.6	34166	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	34166	<0.05	2004228
26	22000	43150	409773.3	820339.5	34167	Soil	massive clay, clayish-pebbly, concretional, orange yellowish, medium slope.	0.8-1.00	34167	To Follow	2004228
26	22000	43125	409772.9	820315.4	34168	Soil	massive clay, clayish-pebbly, concretional, reddish orange, medium slope.	0.8-1.00	34168	<0.05	2004228
26	22000	43100	409772.5	820291.4	34169	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	34169	<0.05	2004228
26	22000	43075	409772.1	820267.3	34170	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop.	0.8-1.00	34170	<0.05	2004228
26	22000	43050	409771.6	820243.3	34171	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, hilltop.	0.8-1.00	34171	<0.05	2004228
26	22000	43025	409771.2	820219.2	34172	Soil	massive clay, clayish-pebbly, concretional, orange dark brown, medium slope.	0.8-1.00	34172	<0.05	2004228
26	22000	43000	409770.8	820195.2	34173	Soil	massive clay, clayish-pebbly, concretional, mottled (weakly), reddish orange, medium slope.	0.8-1.00	34173	<0.05	2004228
26	22000	42975	409770.4	820171.1	34174	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.8-1.00	34174	<0.05	2004228
26	22000	42950	409769.9	820147.0			no sample, swamp area.				2004228
26	22000	42925	409769.5	820123.0	34175	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish light brown, medium slope.	0.8-1.00	34175	<0.05	2004228
26	22000	42900	409769.1	820098.9	34176	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish dark brown, hilltop.	0.8-1.00	34176	<0.05	2004228
26	22000	42875	409768.7	820074.9	34177	Soil	massive clay, clayish-pebbly, concretional, orange reddish, medium slope.	0.8-1.00	34177	<0.05	2004228
26	22000	42850	409768.3	820050.8	34178	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, medium slope.	0.8-1.00	34178	<0.05	2004228
26	22000	42825	409767.8	820026.7	34179	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange yellowish reddish, hilltop.	0.8-1.00	34179	<0.05	2004228
26	22000	42800	409767.4	820002.7	34180	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, steep slope.	0.8-1.00	34180	<0.05	2004228

26	22000	42775	409767.0	819978.6	34181	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, yellowish orange, steep slope, small creek ±8m east from station.	0.8-1.00	34181	<0.05	2004228
26	22000	42750	409766.6	819954.6	34182	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange reddish, hilltop, duricrust on surface.	0.8-1.00	34182	<0.05	2004228
26	22000	42725	409766.1	819930.5	34183	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, hilltop.	0.8-1.00	34183	<0.05	2004228
26	22000	42700	409765.7	819906.5	34184	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, hilltop, duricrust on surface.	0.8-1.00	34184	<0.05	2004228
26	22000	42675	409765.3	819882.4	34185	Soil	massive clay, clayish-grainy-pebbly, some duricrust, concretional, mottled (weakly), yellowish orange, medium slope, duricrust on surface.	0.8-1.00	34185	To Follow	2004228
26	22000	42650	409764.9	819858.3	34186	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange yellowish, low slope, duricrust on surface.	0.8-1.00	34186	0.07	2004228
26	22000	42625	409764.5	819834.3	34187	Soil	massive clay, clayish-pebbly-silty, mottled (weakly), concretional, orange reddish, medium slope, duricrust on surface, creek ±60m north-east.	0.8-1.00	34187	0.06	2004228
26	22000	42600	409764.0	819810.2	34188	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, medium slope.	0.8-1.00	34188	0.11	2004228
26	22000	42575	409763.6	819786.2	34189	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish reddish, steep slope, duricrust on surface.	0.8-1.00	34189	0.06	2004228
26	22000	42550	409763.2	819762.1	34190	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, steep slope.	0.8-1.00	34190	0.07	2004228

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
26	22000	42525	409762.8	819738.0	34191	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange dark brown, hilltop, duricrust on surface.	0.8-1.00	34191	0.05	2004228
26	22000	42500	409762.4	819714.0	34192	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange reddish, hilltop.	0.8-1.00	34192	0.05	2004228
26	22000	42475	409761.9	819689.9	34193	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, hilltop, duricrust on surface.	0.8-1.00	34193	0.06	2004228
26	22000	42450	409761.5	819665.9	34194	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, hilltop, duricrust on surface.	0.8-1.00	34194	0.12	2004228
26	22000	42425	409761.1	819641.8	34195	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange dark brown, hilltop, duricrust on surface.	0.8-1.00	34195	0.09	2004228
26	22000	42400	409760.7	819617.8	34196	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange dark brown, medium slope, duricrust on surface.	0.8-1.00	34196	0.07	2004228
26	22000	42375	409760.2	819593.7	34197	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, reddish dark brown orange, hilltop, duricrust on surface.	0.8-1.00	34197	0.05	2004228
26	22000	42350	409759.8	819569.6	34198	Soil	massive clay, clayish-grainy, concretional, some duricrust, orange dark brown, hilltop, duricrust on surface.	0.8-1.00	34198	0.16	2004228
26	22000	42325	409759.4	819545.6	34199	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, hilltop, duricrust on surface.	0.8-1.00	34199	0.15	2004228
26	22000	42300	409759.0	819521.5	34200	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish, hilltop, duricrust on surface.	0.8-1.00	34200	0.11	2004228
26	22000	42275	409758.6	819497.5	34201	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish dark brown, hilltop, duricrust on surface.	0.8-1.00	34201	0.13	2004228
26	22000	42250	409758.1	819473.4	34202	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, dark brown orange, hilltop, duricrust on surface.	0.8-1.00	34202	0.06	2004228
26	22000	42225	409757.7	819449.3	34203	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, yellowish orange, hilltop, duricrust on surface.	0.8-1.00	34203	<0.05	2004228
26	22000	42200	409757.3	819425.3	34204	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange dark brown, hilltop, duricrust on surface.	0.8-1.00	34204	<0.05	2004228
26	22000	42175	409756.9	819401.2	34205	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, low slope.	0.8-1.00	34205	<0.05	2004228
26	22000	42150	409756.4	819377.2	34206	Soil	massive clay, clayish-pebbly, concretional, some duricrust, reddish orange, medium slope.	0.8-1.00	34206	<0.05	2004228
26	22000	42125	409756.0	819353.1	34207	Soil	massive clay, clayish-pebbly, concretional, orange dark brown reddish, steep slope.	0.8-1.00	34207	<0.05	2004228
26	22000	42100	409755.6	819329.1	34208	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, hilltop.	0.8-1.00	34208	To Follow	2004228
26	22000	42075	409755.2	819305.0	34209	Soil	massive clay, clayish-grainy-pebbly, concretional, some duricrust, orange yellowish dark brown, hilltop.	0.8-1.00	34209	<0.05	2004228
26	22000	42050	409754.8	819280.9	34210	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, some pisolites, reddish orange, medium slope.	0.8-1.00	34210	<0.05	2004228
26	22000	42025	409754.3	819256.9	34211	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, medium slope.	0.8-1.00	34211	<0.05	2004228
26	22000	42000	409753.9	819232.8	34212	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34212	<0.05	2004228
26	22000	41975	409753.5	819208.8	34213	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, medium slope.	0.8-1.00	34213	<0.05	2004229
26	22000	41950	409753.1	819184.7	34214	Soil	massive clay, clayish-pebbly, concretional, some pisolites, yellowish orange, medium slope.	0.8-1.00	34214	<0.05	2004229

26	22000	41925	409752.6	819160.6	34215	Soil	massive clay, clayish-pebbly, concretional, dark brown yellowish orange, medium slope.	0.8-1.00	34215	<0.05	2004229
26	22000	41900	409752.2	819136.6	34216	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish light brown, hilltop, low slope.	0.8-1.00	34216	<0.05	2004229
26	22000	41875	409751.8	819112.5	34217	Soil	massive clay, clayish-pebbly, concretional, some duricrust, yellowish orange, hilltop.	0.8-1.00	34217	<0.05	2004229
26	22000	41850	409751.4	819088.5	34218	Soil	massive clay, clayish-pebbly, concretional, mottled, some duricrust, yellowish light brown orange, steep slope, creek ±6m west from station.	0.8-1.00	34218	<0.05	2004229
26	22000	41825	409751.0	819064.4	34219	Soil	massive clay, clayish-pebbly, concretional, some duricrust, mottled, orange yellowish, steep slope, creek ±13m north-east from station.	0.8-1.00	34219	<0.05	2004229

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
26	22000	41800	409750.5	819040.4	34220	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange yellowish, medium slope, some duricrust on surface.	0.8-1.00	34220	<0.05	2004229
26	22000	41775	409750.1	819016.3	34221	Soil	massive clay, clayish-pebbly, concretional, some duricrust, dark brown reddish orange, hilltop.	0.8-1.00	34221	<0.05	2004229
26	22000	41750	409749.7	818992.2	34222	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, medium slope.	0.8-1.00	34222	<0.05	2004229
26	22000	41725	409749.3	818968.2	34223	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, orange yellowish, hilltop, duricrust on surface.	0.8-1.00	34223	<0.05	2004229
26	22000	41700	409748.8	818944.1	34224	Soil	massive clay, clayish-pebbly-grainy, concretional, some duricrust, dark brown yellowish, low slope, creek ±1m west from station, duricrust on surface.	0.8-1.00	34224	<0.05	2004229
26	22000	41675	409748.4	818920.1	34225	Soil	massive clay, clayish-pebbly, mottled (weakly), concretional, reddish orange, hilltop, duricrust on surface.	0.8-1.00	34225	<0.05	2004229
26	22000	41650	409748.0	818896.0	34226	Soil	massive clay, clayish-pebbly, concretional, some duricrust, orange reddish, medium slope, duricrust on surface.	0.8-1.00	34226	<0.05	2004229
26	22000	41625	409747.6	818871.9	34227	Soil	massive clay, clayish-pebbly, concretional, orange yellowish reddish, medium slope, duricrust on surface.	0.8-1.00	34227	<0.05	2004229
26	22000	41600	409748.0	818896.0	34228	Soil	massive clay, clayish-pebbly, concretional, orange reddish, hilltop, duricrust on surface.	0.8-1.00	34228	<0.05	2004229
26	22000
26	22000	45500			55511	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white reddish quartz.	Surface	55511	<0.05
26	22000	43800			55512	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white brownish quartz.	Surface	55512	<0.05
26	22000	43500			55513	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white brownish quartz.	Surface	55513	<0.05
26	22000	43275			55514	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, white quartz.	Surface	55514	<0.05
26	22000	41825			55515	Chip rock	quartz, dis-agregated, fe-oxide filled fractures, brownish grey quartz.	Surface	55515	<0.05	2004229
28	22800	45500	410604.0	822673.0			no sample, swamp area, water at surface.
28	22800	45475	410603.6	822646.6			no sample, swamp area, water at surface.
28	22800	45450	410603.2	822620.2			no sample, swamp area, water at surface.
28	22800	45425	410602.8	822593.8			no sample, swamp area, water at surface.
28	22800	45400	410602.5	822567.4			no sample, swamp area, water at surface.
28	22800	45375	410602.1	822541.0			no sample, swamp area, water at surface.
28	22800	45350	410601.7	822514.6			no sample, swamp area, water at surface.
28	22800	45325	410601.3	822488.2			no sample, swamp area, water at surface.
28	22800	45300	410600.9	822461.8			no sample, swamp area, water at surface.
28	22800	45275	410600.5	822435.4			no sample, swamp area, water at surface.
28	22800	45250	410600.2	822409.0			no sample, swamp area, water at surface.
28	22800	45225	410599.8	822382.6	33158	Soil	clay, mottled zone, some kaolin, yellow pink white, low slope.	0.8-1.00	33158	<0.05	2004168
28	22800	45200	410599.4	822356.2			no sample, swamp area, water at surface.				2004168
28	22800	45175	410599.0	822329.7	33159	Soil	clay, mottled zone, some kaolin, yellow pink white, low slope.	0.8-1.00	33159	<0.05	2004168

28	22800	45150	410598.6	822303.3	33160	Soil	clay, mottled zone, duricrust, concretional, yellowish orangish reddish medium brown, medium slope.	0.8-1.00	33160	<0.05	2004168
28	22800	45125	410598.2	822276.9	33161	Soil	clay, pisolitic laterite, duricrust, pisolites, concretional, greyish orangish reddish yellowish medium brown, medium slope.	0.8-1.00	33161	<0.05	2004168
28	22800	45100	410597.9	822250.5	33162	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, greyish orangish reddish yellowish medium brown, medium slope.	0.8-1.00	33162	<0.05	2004168
28	22800	45075	410597.5	822224.1	33163	Soil	clay, pisolitic laterite, some duricrust, pisolites, concretional, greyish orangish reddish brown, medium slope.	0.8-1.00	33163	<0.05	2004168
28	22800	45050	410597.1	822197.7	33164	Soil	clay, pisolitic laterite, some duricrust, pisolites, concretional, greyish orangish reddish yellowish brown, medium slope.	0.8-1.00	33164	<0.05	2004168
28	22800	45025	410596.7	822171.3	33165	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, greyish orangish reddish yellowish brown, medium slope.	0.8-1.00	33165	<0.05	2004168

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
28	22800	45000	410596.3	822144.9	33166	Soil	clay, duricritic laterite, pisolites, duricrust, greyish orangish reddish yellowish brown, concretional, medium slope.	0.8-1.00	33166	<0.05	2004168
28	22800	44975	410595.9	822118.5	33167	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33167	<0.05	2004168
28	22800	44950	410595.6	822092.1	33168	Soil	duricritic laterite, pisolites, duricrust, concretional, clay, orangish yellowish reddish brown, hilltop.	0.8-1.00	33168	<0.05	2004168
28	22800	44925	410595.2	822065.7	33169	Soil	clayey, duricritic laterite, mottled, concretional, pisolites, duricrust, reddish yellowish orangish brown, hilltop.	0.8-1.00	33169	<0.05	2004168
28	22800	44900	410594.8	822039.3	33170	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, orangish reddish yellowish brown, hilltop.	0.8-1.00	33170	<0.05	2004168
28	22800	44875	410594.4	822012.9	33171	Soil	clay, pisolitic laterite, mottled, pisolites, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33171	<0.05	2004168
28	22800	44850	410594.0	821986.5	33172	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33172	<0.05	2004168
28	22800	44825	410593.6	821960.1	33173	Soil	massive clay zone, some pisolites, duricrust, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33173	<0.05	2004168
28	22800	44800	410593.3	821933.7	33174	Soil	massive clay zone, some pisolites, duricrust, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33174	<0.05	2004168
28	22800	44775	410592.9	821907.3	33175	Soil	massive clay zone, some pisolites, some duricrust, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33175	<0.05	2004168
28	22800	44750	410592.5	821880.9	33176	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish reddish yellow medium brown, steep slope.	0.8-1.00	33176	<0.05	2004168
28	22800	44725	410592.1	821854.5	33177	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33177	<0.05	2004168
28	22800	44700	410591.7	821828.1	33178	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33178	<0.05	2004168
28	22800	44675	410591.3	821801.7	33179	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33179	<0.05	2004168
28	22800	44650	410591.0	821775.3	33180	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, reddish orangish yellowish medium brown, medium slope.	0.8-1.00	33180	<0.05	2004168
28	22800	44625	410590.6	821748.9	33181	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, reddish orangish yellowish medium brown, medium slope.	0.8-1.00	33181	<0.05	2004168
28	22800	44600	410590.2	821722.5	33182	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish reddish yellowish medium brown, medium slope.	0.8-1.00	33182	<0.05	2004168
28	22800	44575	410589.8	821696.0	33183	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish reddish yellowish medium brown, medium slope.	0.8-1.00	33183	<0.05	2004168
28	22800	44550	410589.4	821669.6	33184	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33184	<0.05	2004168
28	22800	44525	410589.0	821643.2	33185	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33185	<0.05	2004168
28	22800	44500	410588.7	821616.8	33186	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33186	<0.05	2004168
28	22800	44475	410588.3	821590.4	33187	Soil	clay, duricrust, pisolites, concretional, orangish yellowish reddish medium brown, hilltop.	0.8-1.00	33187	<0.05	2004168
28	22800	44450	410587.9	821564.0	33188	Soil	clay, duricritic laterite, duricrust, some pisolites, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33188	<0.05	2004168

28	22800	44425	410587.5	821537.6	33189	Soil	massive clay zone, some pisolites, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33189	<0.05	2004168
28	22800	44400	410587.1	821511.2	33190	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, reddish orangish yellowish medium brown, medium slope.	0.8-1.00	33190	<0.05	2004168
28	22800	44375	410586.7	821484.8	33191	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33191	<0.05	2004168

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
28	22800	44350	410586.4	821458.4	33192	Soil	massive clay zone, mottled, pisolites, concretional, reddish yellowish orangish brown, medium slope.	0.8-1.00	33192	<0.05	2004168
28	22800	44325	410586.0	821432.0	33193	Soil	massive clay zone, mottled, pisolites, concretional, yellowish orangish reddish brown, medium slope.	0.8-1.00	33193	<0.05	2004168
28	22800	44300	410585.6	821405.6	33194	Soil	massive clay zone, mottled, some pisolites, concretional, green yellowish orangish light brown, low slope, creek ±10m west.	0.8-1.00	33194	<0.05	2004168
28	22800	44275	410585.2	821379.2	33195	Soil	massive clay zone, mottled zone, pisolites, concretional, yellowish orangish reddish pinkish light brown, medium slope.	0.8-1.00	33195	<0.05	2004168
28	22800	44250	410584.8	821352.8	33196	Soil	massive clay zone, mottled, pisolites, concretional, reddish orangish medium brown, medium slope.	0.8-1.00	33196	<0.05	2004168
28	22800	44225	410584.4	821326.4	33197	Soil	massive clay zone, some duricritic laterite, orangish reddish yellowish medium brown, medium slope.	0.8-1.00	33197	<0.05	2004168
28	22800	44200	410584.1	821300.0	33198	Soil	massive clay zone, mottled zone, orangish reddish yellowish medium brown, medium slope.	0.8-1.00	33198	<0.05	2004168
28	22800	44175	410583.7	821273.6	33199	Soil	massive clay zone, mottled, pisolites, concretional, yellowish orangish medium brown, medium slope.	0.8-1.00	33199	<0.05	2004168
28	22800	44150	410583.3	821247.2	33200	Soil	massive clay zone, some pisolites, some duricrust, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33200	<0.05	2004168
28	22800	44125	410582.9	821220.8	33201	Soil	massive clay zone, mottled, some pisolites, some duricrust, concretional, yellowish orangish reddish brown, medium slope.	0.8-1.00	33201	<0.05	2004168
28	22800	44100	410582.5	821194.4	33202	Soil	massive clay zone, mottled zone, some pisolites, concretional, yellowish whitish orangish light brown, medium slope, creek ±10m west heading north-south.	0.8-1.00	33202	<0.05	2004168
28	22800	44075	410582.1	821168.0	33203	Soil	clay, duricritic laterite, mottled, duricrust, concretional, reddish orangish yellowish whitish brown, hilltop.	0.8-1.00	33203	<0.05	2004168
28	22800	44050	410581.8	821141.6			no sample, swamp area, water at surface.				2004168
28	22800	44025	410581.4	821115.2	33204	Soil	massive clay zone, mottled zone, some pisolites, some duricrust, concretional, orangish yellowish pinkish reddish brown, low slope.	0.8-1.00	33204	<0.05	2004168
28	22800	44000	410581.0	821088.8	33205	Soil	massive clay zone, mottled zone, probably chloride, greenish whitish yellowish orangish brown, low slope, creek ±2m west.	0.8-1.00	33205	<0.05	2004168
28	22800	43975	410580.6	821062.3	33206	Soil	massive clay zone, mottled zone, some kaolin, orangish yellowish greenish brown, low slope.	0.8-1.00	33206	<0.05	2004168
28	22800	43950	410580.2	821035.9	33207	Soil	massive clay zone, mottled zone, some pisolites, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33207	<0.05	2004168
28	22800	43925	410579.8	821009.5	33208	Soil	clay, mottled, some pisolites, some duricrust, orangish reddish yellowish brown, low slope.	0.8-1.00	33208	<0.05	2004168
28	22800	43900	410579.5	820983.1	33209	Soil	massive clay zone, mottled zone, some duricrust, feldspar, purplish yellowish orangish reddish dark brown, low slope.	0.8-1.00	33209	<0.05	2004168
28	22800	43875	410579.1	820956.7	33210	Soil	massive clay zone, some pisolites, concretional, quartz vein, quartz fragments, whitish orangish yellowish reddish medium brown, low slope.	0.8-1.00	33210	<0.05	2004168
28	22800	43850	410578.7	820930.3	33211	Soil	massive clay zone, quartz vein, quartz fragments, white orangish yellowish brown, low slope.	0.8-1.00	33211	<0.05	2004168
28	22800	43825	410578.3	820903.9	33212	Soil	pisolitic laterite, clay, pisolites, duricrust, concretional, quartz vein, quartz fragments, yellowish orangish reddish brown, low slope.	0.8-1.00	33212	<0.05	2004169
28	22800	43800	410577.9	820877.5	33213	Soil	massive clay zone, mottled, yellowish orangish reddish brown, medium slope.	0.8-1.00	33213	<0.05	2004169
28	22800	43775	410577.5	820851.1	33214	Soil	massive clay zone, mottled, yellowish reddish orangish brown, medium slope.	0.8-1.00	33214	<0.05	2004169

28	22800	43750	410577.2	820824.7	33215	Soil	massive clay zone, orangish yellow reddish brown, medium slope.	0.8-1.00	33215	<0.05	2004169
28	22800	43725	410576.8	820798.3	33216	Soil	massive clay zone, mottled zone, some pisolites, concretional, quartz vein, quartz fragments, white yellowish orangish brown, steep slope.	0.8-1.00	33216	<0.05	2004169
28	22800	43700	410576.4	820771.9	33217	Soil	clay, some pisolites, quartz vein, quartz fragments, concretional, white grey yellowish orangish reddish brown, low slope, near swamp area ±5m to west.	0.8-1.00	33217	<0.05	2004169
28	22800	43675	410576.0	820745.5	33218	Soil	massive clay zone, some duricrust, concretional, orangish yellowish light brown, medium slope, rock probably basalt around station.	0.8-1.00	33218	<0.05	2004169
28	22800	43650	410575.6	820719.1	33219	Soil	massive clay zone, mottled, duricrust, pisolites, concretional, orangish yellowish reddish brown, low slope.	0.8-1.00	33219	<0.05	2004169
28	22800	43625	410575.2	820692.7	33220	Soil	massive clay zone, mottled, duricrust, pisolites, concretional, orangish yellowish reddish brown, low slope.	0.8-1.00	33220	<0.05	2004169

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
28	22800	43600	410574.8	820666.3	33221	Soil	massive clay zone, mottled, some pisolites, concretional, yellow white orangish reddish brown, medium slope, near road ±8m from station heading north-south.	0.8-1.00	33221	<0.05	2004169
28	22800	43575	410574.5	820639.9	33222	Soil	massive clay zone, mottled zone, quartz vein, quartz fragments, some pisolites, some duricrust, concretional, white orangish yellowish brown, medium slope, station on road.	0.8-1.00	33222	<0.05	2004169
28	22800	43550	410574.1	820613.5	33223	Soil	massive clay zone, mottled, duricrust, pisolites, concretional, yellowish orangish reddish brown, medium slope.	0.8-1.00	33223	<0.05	2004169
28	22800	43525	410573.7	820587.1	33224	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, yellowish orangish reddish brown, medium slope.	0.8-1.00	33224	<0.05	2004169
28	22800	43500	410573.3	820560.7	33225	Soil	clay, duricritic laterite, pisolites, duricrust, concretional, reddish yellowish orangish brown, medium slope.	0.8-1.00	33225	<0.05	2004169
28	22800	43475	410572.9	820534.3	33226	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, greyish orangish yellowish brown, low slope, duricrust boulders around station.	0.8-1.00	33226	<0.05	2004169
28	22800	43450	410572.5	820507.9	33227	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, orangish yellowish reddish medium brown, low slope.	0.8-1.00	33227	<0.05	2004169
28	22800	43425	410572.2	820481.5	33228	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, orangish yellowish reddish medium brown, low slope.	0.8-1.00	33228	<0.05	2004169
28	22800	43400	410571.8	820455.1	33229	Soil	clay, pisolitic laterite, pisolites, duricrust, concretional, reddish orangish yellowish medium brown, low slope.	0.8-1.00	33229	<0.05	2004169
28	22800	43375	410571.4	820428.7	33230	Soil	clay, pisolitic laterite, pisolites, duricrust, concretional, reddish orangish yellowish brown, hilltop.	0.8-1.00	33230	<0.05	2004169
28	22800	43350	410571.0	820402.2	33231	Soil	massive clay zone, mottled, some duricrust, concretional, orangish yellowish reddish brown, steep slope.	0.8-1.00	33231	<0.05	2004169
28	22800	43325	410570.6	820375.8	33232	Soil	massive clay zone, some duricrust, some pisolites, concretional, orangish yellowish reddish brown,, medium slope.	0.8-1.00	33232	<0.05	2004169
28	22800	43300	410570.2	820349.4			no sample, swamp area, water at surface.				2004169
28	22800	43275	410569.9	820323.0	33233	Soil	massive clay zone, some duricrust, some pisolites, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33233	<0.05	2004169
28	22800	43250	410569.5	820296.6	33234	Soil	massive clay zone, some duricrust, some pisolites, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33234	<0.05	2004169
28	22800	43225	410569.1	820270.2	33235	Soil	massive clay zone, mottled, yellowish orangish reddish medium brown, medium slope, on road heading north-south.	0.8-1.00	33235	<0.05	2004169
28	22800	43200	410568.7	820243.8	33236	Soil	massive clay zone, mottled zone, some pisolites, concretional, quartz vein, quartz fragments, pinkish orangish yellowish greenish brown, low slope, near creek ±10m west from station.	0.8-1.00	33236	<0.05	2004169
28	22800	43175	410568.3	820217.4			no sample, swamp area, water at surface.				2004169
28	22800	43150	410567.9	820191.0	33237	Soil	massive clay zone, mottled, yellowish orangish pinkish reddish brown, medium slope.	0.8-1.00	33237	<0.05	2004169
28	22800	43125	410567.6	820164.6	33238	Soil	massive clay zone, mottled, yellowish orangish pinkish reddish brown, steep slope.	0.8-1.00	33238	<0.05	2004169
28	22800	43100	410567.2	820138.2	33239	Soil	massive clay zone, duricrust, pisolites, concretional, yellowish orangish reddish medium brown, steep slope.	0.8-1.00	33239	<0.05	2004169
28	22800	43075	410566.8	820111.8	33299	Soil	massive clay zone, duricrust, pisolites, concretional, yellowish orangish reddish brown, hilltop.	0.8-1.00	33299	<0.05	2004169
28	22800	43050	410566.4	820085.4	33240	Soil	clay, duricritic laterite, duricrust, concretional, yellowish orangish reddish brown, medium slope.	0.8-1.00	33240	<0.05	2004169
28	22800	43025	410566.0	820059.0	33241	Soil	clay, duricritic laterite, duricrust, pisolites, concretional, yellowish orangish reddish brown, low slope.	0.8-1.00	33241	<0.05	2004169

28	22800	43000	410565.6	820032.6	33242	Soil	clay, duricritic laterite, duricrust, some pisolites, concretional, orangish yellowish medium brown, low slope.	0.8-1.00	33242	<0.05	2004169
28	22800	42975	410565.3	820006.2	33243	Soil	clay, duricritic laterite, duricrust, some pisolites, concretional, orangish yellowish medium brown, low slope.	0.8-1.00	33243	<0.05	2004169
28	22800	42950	410564.9	819979.8	33244	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, orangish yellowish medium brown, low slope.	0.8-1.00	33244	<0.05	2004169
28	22800	42925	410564.5	819953.4	33245	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, orangish yellowish medium brown, low slope.	0.8-1.00	33245	<0.05	2004169

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
28	22800	42900	410564.1	819927.0	33246	Soil	duricritic laterite, clay, pisolites, duricrust, concretional, orangish reddish yellowish medium brown, medium slope.	0.8-1.00	33246	<0.05	2004169
28	22800	42875	410563.7	819900.6	33247	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, steep slope.	0.8-1.00	33247	<0.05	2004169
28	22800	42850	410563.3	819874.2	33248	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, steep slope.	0.8-1.00	33248	<0.05	2004169
28	22800	42825	410563.0	819847.8	33249	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, reddish orangish yellowish brown, steep slope.	0.8-1.00	33249	<0.05	2004169
28	22800	42800	410562.6	819821.4	33250	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, orangish yellowish reddish brown, steep slope.	0.8-1.00	33250	<0.05	2004169
28	22800	42775	410562.2	819795.0	33251	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, yellowish orangish reddish brown, steep slope, duricrust boulders around station.	0.8-1.00	33251	<0.05	2004169
28	22800	42750	410561.8	819768.5	33252	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, reddish orangish yellowish brown, hilltop, duricrust boulders around station.	0.8-1.00	33252	<0.05	2004169
28	22800	42725	410561.4	819742.1	33253	Soil	massive clay zone, some duricritic laterite, some duricrust, some pisolites, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33253	<0.05	2004169
28	22800	42700	410561.0	819715.7	33254	Soil	massive clay zone, some pisolites, some duricrust, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33254	<0.05	2004169
28	22800	42675	410560.7	819689.3	33255	Soil	massive clay zone, some pisolites, some duricrust, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33255	<0.05	2004169
28	22800	42650	410560.3	819662.9	33256	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33256	<0.05	2004169
28	22800	42625	410559.9	819636.5	33257	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33257	<0.05	2004169
28	22800	42600	410559.5	819610.1	33258	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33258	<0.05	2004169
28	22800	42575	410559.1	819583.7	33259	Soil	massive clay zone, duricrust, pisolites, concretional, reddish orangish medium brown, medium slope.	0.8-1.00	33259	<0.05	2004169
28	22800	42550	410558.7	819557.3	33260	Soil	massive clay zone, duricrust, pisolites, concretional, orangish yellowish reddish medium brown, hilltop.	0.8-1.00	33260	<0.05	2004169
28	22800	42525	410558.4	819530.9	33261	Soil	massive clay zone, pisolites, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33261	<0.05	2004169
28	22800	42500	410558.0	819504.5	33262	Soil	massive clay zone, some pisolites, some duricrust, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33262	<0.05	2004169
28	22800	42475	410557.6	819478.1	33263	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33263	<0.05	2004169
28	22800	42450	410557.2	819451.7	33264	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33264	<0.05	2004169
28	22800	42425	410556.8	819425.3	33265	Soil	massive clay zone, some pisolites, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33265	<0.05	2004169
28	22800	42400	410556.4	819398.9	33266	Soil	massive clay zone, some duricrust, some pisolites, concretional, orangish yellowish reddish medium brown, medium slope.	0.8-1.00	33266	<0.05	2004170
28	22800	42375	410556.1	819372.5	33267	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33267	<0.05	2004170
28	22800	42350	410555.7	819346.1	33268	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33268	<0.05	2004170
28	22800	42325	410555.3	819319.7	33269	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, medium slope.	0.8-1.00	33269	<0.05	2004170

28	22800	42300	410554.9	819293.3	33270	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, low slope.	0.8-1.00	33270	<0.05	2004170
28	22800	42275	410554.5	819266.9	33271	Soil	massive clay zone, pisolites, duricrust, concretional, orangish yellowish reddish medium brown, low slope.	0.8-1.00	33271	<0.05	2004170
28	22800	42250	410554.1	819240.5	33272	Soil	massive clay zone, some pisolites, concretional, orangish yellowish reddish medium brown, low slope.	0.8-1.00	33272	<0.05	2004170
28	22800	42225	410553.8	819214.1	33273	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, low slope.	0.8-1.00	33273	<0.05	2004170
28	22800	42200	410553.4	819187.7	33274	Soil	massive clay zone, some pisolites, concretional, mottled, orangish yellowish greenish brown, low slope.	0.8-1.00	33274	<0.05	2004170
28	22800	42175	410553.0	819161.3	33275	Soil	massive clay zone, some pisolites, concretional, orangish yellowish medium brown, low slope.	0.8-1.00	33275	<0.05	2004170
28	22800	42150	410552.6	819134.8	33276	Soil	massive clay zone, duricrust, pisolites, concretional, orangish yellowish reddish brown, low slope.	0.8-1.00	33276	<0.05	2004170
28	22800	42125	410552.2	819108.4	33277	Soil	massive clay zone, duricrust, pisolites, concretional, orangish reddish yellowish medium brown, low slope, duricrust boulders around station.	0.8-1.00	33277	<0.05	2004170

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
28	22800	42100	410551.8	819082.0	33278	Soil	massive clay zone, some pisolites, some duricrust, concretional, orangish yellowish medium brown, low slope, duricrust boulders around station.	0.8-1.00	33278	<0.05	2004170
28	22800	42075	410551.5	819055.6	33279	Soil	massive clay zone, some pisolites, concretional, orangish yellowish dark brown, low slope.	0.8-1.00	33279	<0.05	2004170
28	22800	42050	410551.1	819029.2	33280	Soil	massive clay zone, some pisolites, some duricrust, concretional, orangish yellowish reddish brown, medium slope.	0.8-1.00	33280	<0.05	2004170
28	22800	42025	410550.7	819002.8	33281	Soil	massive clay zone, some duricrust, some pisolites, concretional, yellowish orangish medium brown, medium slope.	0.8-1.00	33281	<0.05	2004170
28	22800	42000	410550.3	818976.4	33282	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, orangish reddish yellowish medium brown, steep slope.	0.8-1.00	33282	<0.05	2004170
28	22800	41975	410549.9	818950.0	33283	Soil	duricritic laterite, duricrust, pisolites, concretional, clay, orangish reddish yellowish medium brown, steep slope, duricrust boulders around station.	0.8-1.00	33283	<0.05	2004170
28	22800	41950	410549.5	818923.6	33284	Soil	massive clay zone, some duricritic laterite, some pisolites, concretional, orangish reddish yellowish brown, steep slope, duricrust boulders around station.	0.8-1.00	33284	<0.05	2004170
28	22800	41925	410549.2	818897.2	33285	Soil	duricritic laterite, clay, duricrust, pisolites, concretional, reddish orangish yellowish medium brown, steep slope, duricrust boulders around station.	0.8-1.00	33285	<0.05	2004170
28	22800	41900	410548.8	818870.8	33286	Soil	massive clay zone, some duricrust, some pisolites, concretional, yellowish reddish orangish medium brown, steep slope.	0.8-1.00	33286	<0.05	2004170
28	22800	41875	410548.4	818844.4	33287	Soil	duricritic laterite, pisolites, duricrust, concretional, yellowish reddish medium brown, steep slope, duricrust boulders around station.	0.8-1.00	33287	<0.05	2004170
28	22800	41850	410548.0	818818.0	33288	Soil	massive clay zone, pisolites, duricrust, concretional, yellowish brown, steep slope, duricrust boulders around station.	0.8-1.00	33288	<0.05	2004170
28	22800	41825	410547.6	818791.6	33289	Soil	massive clay zone, pisolites, duricrust, concretional, yellowish reddish orangish brown, steep slope, duricrust boulders around station.	0.8-1.00	33289	<0.05	2004170
28	22800	41800	410547.2	818765.2	33290	Soil	massive clay zone, some pisolites, concretional, yellowish greenish brown, hilltop.	0.8-1.00	33290	<0.05	2004170
28	22800	41775	410546.8	818738.8	33291	Soil	massive clay zone, some pisolites, some duricrust, concretional, yellowish greenish brown, low slope.	0.8-1.00	33291	<0.05	2004170
28	22800	41750	410546.5	818712.4	33292	Soil	massive clay zone, some pisolites, concretional, reddish yellowish medium brown, low slope.	0.8-1.00	33292	<0.05	2004170
28	22800	41725	410546.1	818686.0	33293	Soil	massive clay zone, some pisolites, concretional, yellowish greenish medium brown, low slope.	0.8-1.00	33293	<0.05	2004170
28	22800	41700	410545.7	818659.6	33294	Soil	massive clay zone, some pisolites, concretional, yellowish brown, low slope.	0.8-1.00	33294	<0.05	2004170
28	22800	41675	410545.3	818633.2	33295	Soil	massive clay zone, some pisolites, concretional, yellowish brown, low slope.	0.8-1.00	33295	<0.05	2004170
28	22800	41650	410544.9	818606.8	33296	Soil	massive clay zone, some pisolites, concretional, yellowish brown, low slope.	0.8-1.00	33296	<0.05	2004170
28	22800	41625	410544.5	818580.4	33297	Soil	massive clay zone, some pisolites, concretional, yellowish brown, low slope.	0.8-1.00	33297	<0.05	2004170
28	22800	41600	410548.0	818818.0	33298	Soil	massive clay zone, some pisolites, concretional, yellowish brown, low slope.	0.8-1.00	33298	<0.05	2004170
28	22800										2004170
28	22800	45500			55251	Chiprock	secundary quartz, dis-aggregated, probably feldspars, Fe-oxide filled fractures, purplish orangish white quartz.	surface	55251	<0.05	2004170
28	22800	43300			55252	Chiprock	secundary quartz, dis-aggregated, Fe-oxide filled fractures, white quartz.	surface	55252	<0.05	2004170
28	22800	43200			55253	Chiprock	secundary quartz, dis-aggregated, Fe-oxide filled fractures, white quartz.	surface	55253	<0.05	2004170

28	22800	45000			55254	Chip rock	secundary quartz, Fe-oxide filled fractures, medium altered, white, orange-brown, yellow-brown black.	surface	55254	<0.05	2004170
29	23200	45500	410981.0	822704.0	33300	Soil	massive clay zone, mottled, yellowish whitish pinkish orangish brown, probably kaolin, low slope.	0.8-1.00	33300	<0.05	2004171
29	23200	45475	410980.8	822679.5	33301	Soil	massive clay zone, clayey, mottled, some kaolin, quartz vein, quartz fragments, pinkish whitish yellowish orangish brown, probably kaolin, low slope.	0.8-1.00	33301	<0.05	2004171
29	23200	45450	410980.7	822655.0	33302	Soil	massive clay zone, mottled, some kaolin, reddish orangish yellowish whitish brown, low slope.	0.8-1.00	33302	<0.05	2004171
29	23200	45425	410980.5	822630.4	33303	Soil	massive clay zone, mottled, some kaolin, quartz vein, quartz fragments, whitish reddish orangish yellowish brown, low slope.	0.8-1.00	33303	<0.05	2004171
29	23200	45400	410980.3	822605.9	33304	Soil	massive clay zone, mottled, some kaolin, quartz vein, quartz fragments, whitish reddish orangish yellowish brown, low slope.	0.8-1.00	33304	<0.05	2004171
29	23200	45375	410980.1	822581.4	33305	Soil	massive clay zone, mottled, some kaolin, reddish orangish yellowish whitish brown, low slope.	0.8-1.00	33305	<0.05	2004171

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
29	23200	45350	410980.0	822556.9	33306	Soil	massive clay zone, mottled, some kaolin, whitish yellowish orangish brown, low slope.	0.8-1.00	33306	<0.05	2004171
29	23200	45325	410979.8	822532.3	33307	Soil	massive clay zone, mottled, some kaolin, yellowish orangish whitish brown, low slope.	0.8-1.00	33307	<0.05	2004171
29	23200	45300	410979.6	822507.8			no sample, swamp area.
29	23200	45275	410979.5	822483.3			no sample, swamp area.
29	23200	45250	410979.3	822458.8			no sample, swamp area.
29	23200	45225	410979.1	822434.3	33308	Soil	massive clay zone, mottled, some kaolin, yellowish orangish whitish brown, low slope.	0.8-1.00	33308	<0.05	2004171
29	23200	45200	410978.9	822409.7	33309	Soil	massive clay zone, mottled, some kaolin, yellowish orangish whitish brown, low slope.	0.8-1.00	33309	<0.05	2004171
29	23200	45175	410978.8	822385.2	33310	Soil	massive clay zone, mottled, some kaolin, yellowish orangish whitish brown, low slope.	0.8-1.00	33310	<0.05	2004171
29	23200	45150	410978.6	822360.7	33311	Soil	massive clay zone, some duricrust, some pisolites, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33311	<0.05	2004171
29	23200	45125	410978.4	822336.2	33312	Soil	pisolithic laterite, duricrust, concretionary, orangish reddish yellowish brown, hilltop.	0.8-1.00	33312	<0.05	2004171
29	23200	45100	410978.2	822311.6	33313	Soil	pisolithic laterite, duricrust, concretionary, orangish reddish yellowish brown, hilltop.	0.8-1.00	33313	<0.05	2004171
29	23200	45075	410978.1	822287.1	33314	Soil	pisolithic laterite, duricrust, concretionary, orangish reddish yellowish brown, hilltop.	0.8-1.00	33314	<0.05	2004171
29	23200	45050	410977.9	822262.6	33315	Soil	massive clay zone, mottled, pinkish yellowish orangish brown, medium slope.	0.8-1.00	33315	<0.05	2004171
29	23200	45025	410977.7	822238.1	33316	Soil	massive clay zone, mottled, orangish yellowish pinkish brown, medium slope.	0.8-1.00	33316	<0.05	2004171
29	23200	45000	410977.6	822213.6	33317	Soil	massive clay zone, mottled, greyish orangish yellowish brown, medium slope.	0.8-1.00	33317	<0.05	2004171
29	23200	44975	410977.4	822189.0	33318	Soil	massive clay zone, mottled, orangish yellowish reddish brown, medium slope.	0.8-1.00	33318	0.18	2004171
29	23200	44950	410977.2	822164.5	33319	Soil	massive clay zone, mottled, orangish yellowish greyish brown, hilltop.	0.8-1.00	33319	<0.05	2004171
29	23200	44925	410977.0	822140.0	33320	Soil	massive clay zone, yellowish brown, steep slope.	0.8-1.00	33320	<0.05	2004171
29	23200	44900	410976.9	822115.5			no sample, creek.
29	23200	44875	410976.7	822090.9	33321	Soil	massive clay zone, mottled, some pisolites, concretionary, yellowish orangish reddish brown, medium slope.	0.8-1.00	33321	<0.05	2004171
29	23200	44850	410976.5	822066.4			no sample, porknocker area, water on surface.
29	23200	44825	410976.4	822041.9			no sample, porknocker area, water on surface.
29	23200	44800	410976.2	822017.4			no sample, porknocker area, water on surface.
29	23200	44775	410976.0	821992.9			no sample, porknocker area, water on surface.
29	23200	44750	410975.8	821968.3			no sample, porknocker area, water on surface.
29	23200	44725	410975.7	821943.8			no sample, porknocker area, water on surface.
29	23200	44700	410975.5	821919.3			no sample, porknocker area, water on surface.
29	23200	44675	410975.3	821894.8			no sample, porknocker area, water on surface.
29	23200	44650	410975.2	821870.2			no sample, porknocker area, water on surface.

29	23200	44625	410975.0	821845.7			no sample, porknocker area, water on surface.
29	23200	44600	410974.8	821821.2			no sample, porknocker area, water on surface.
29	23200	44575	410974.6	821796.7			no sample, porknocker area, water on surface.
29	23200	44550	410974.5	821772.2			no sample, porknocker area, water on surface.
29	23200	44525	410974.3	821747.6			no sample, porknocker area, water on surface.
29	23200	44500	410974.1	821723.1			no sample, porknocker area, water on surface.
29	23200	44475	410973.9	821698.6			no sample, porknocker area, water on surface.
29	23200	44450	410973.8	821674.1	33322	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33322	0.08	2004171
29	23200	44425	410973.6	821649.5	33323	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, rockoutcrop probably basalt, medium slope.	0.8-1.00	33323	<0.05	2004171
29	23200	44400	410973.4	821625.0	33324	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33324	<0.05	2004171
29	23200	44375	410973.3	821600.5	33325	Soil	massive clay zone, some pisolites, some duricrust, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33325	<0.05	2004171
29	23200	44350	410973.1	821576.0	33326	Soil	duricritic laterite, duricrust, pisolites, concretionary, orangish reddish yellowish brown, medium slope.	0.8-1.00	33326	<0.05	2004171
29	23200	44325	410972.9	821551.5	33327	Soil	massive clay zone, some duricrust, some pisolites, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33327	<0.05	2004171

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
29	23200	44300	410972.7	821526.9	33328	Soil	duricritic laterite, duricrust, pisolites, concretionary, orangish yellowish brown, steep slope.	0.8-1.00	33328	0.06	2004171
29	23200	44275	410972.6	821502.4	33329	Soil	duricritic laterite, duricrust, pisolites, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33329	<0.05	2004171
29	23200	44250	410972.4	821477.9	33330	Soil	duricritic laterite, duricrust, pisolites, concretionary, orangish yellowish reddish brown, hilltop.	0.8-1.00	33330	0.09	2004171
29	23200	44225	410972.2	821453.4	33331	Soil	massive clay zone, duricrust, concretionary, orangish reddish yellowish brown, hilltop.	0.8-1.00	33331	0.07	2004171
29	23200	44200	410972.1	821428.8	33332	Soil	massive clay zone, some pisolites, concretionary, orangish reddish yellowish brown, hilltop.	0.8-1.00	33332	0.13	2004171
29	23200	44175	410971.9	821404.3	33333	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, hilltop.	0.8-1.00	33333	<0.05	2004171
29	23200	44150	410971.7	821379.8	33334	Soil	massive clay zone, duricrust, pisolites, concretionary, yellowish orangish reddish brown, hilltop.	0.8-1.00	33334	0.06	2004171
29	23200	44125	410971.5	821355.3	33335	Soil	massive clay zone, duricrust, pisolites, concretionary, yellowish orangish reddish brown, hilltop.	0.8-1.00	33335	<0.05	2004171
29	23200	44100	410971.4	821330.8	33336	Soil	duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33336	<0.05	2004171
29	23200	44075	410971.2	821306.2	33337	Soil	massive clay zone, duricrust, pisolites, concretionary, yellowish orangish reddish brown, steep slope.	0.8-1.00	33337	<0.05	2004171
29	23200	44050	410971.0	821281.7	33338	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33338	<0.05	2004171
29	23200	44025	410970.9	821257.2	33339	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33339	<0.05	2004171
29	23200	44000	410970.7	821232.7	33340	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33340	<0.05	2004171
29	23200	43975	410970.5	821208.1	33341	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33341	<0.05	2004171
29	23200	43950	410970.3	821183.6	33342	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish reddish yellowish brown, medium slope.	0.8-1.00	33342	<0.05	2004171
29	23200	43925	410970.2	821159.1	33343	Soil	massive clay zone, some duricrust, pisolites, concretionary, quartz vein, quartz fragments, orangish reddish yellowish brown, steep slope.	0.8-1.00	33343	<0.05	2004171
29	23200	43900	410970.0	821134.6	33344	Soil	massive clay zone, duricrust, pisolites, concretionary, reddish orangish yellowish brown, steep slope.	0.8-1.00	33344	<0.05	2004171
29	23200	43875	410969.8	821110.1	33345	Soil	massive clay zone, mottled, pisolites, duricrust, concretionary, reddish orangish yellowish brown, steep slope.	0.8-1.00	33345	<0.05	2004171
29	23200	43850	410969.6	821085.5	33346	Soil	duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33346	<0.05	2004171
29	23200	43825	410969.5	821061.0	33347	Soil	duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33347	<0.05	2004171
29	23200	43800	410969.3	821036.5	33348	Soil	duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33348	<0.05	2004171
29	23200	43775	410969.1	821012.0	33349	Soil	duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33349	<0.05	2004171
29	23200	43750	410969.0	820987.4	33350	Soil	duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, medium slope.	0.8-1.00	33350	<0.05	2004171
29	23200	43725	410968.8	820962.9	33351	Soil	pisolithic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, medium slope.	0.8-1.00	33351	<0.05	2004171
29	23200	43700	410968.6	820938.4	33352	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish reddish yellowish brown, medium slope.	0.8-1.00	33352	<0.05	2004171

29	23200	43675	410968.4	820913.9	33353	Soil	duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33353	<0.05	2004171
29	23200	43650	410968.3	820889.4	33354	Soil	massive clay zone, pisolites, concretionary, orangish yellowish brown, steep slope.	0.8-1.00	33354	<0.05	2004172
29	23200	43625	410968.1	820864.8	33355	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33355	<0.05	2004172
29	23200	43600	410967.9	820840.3	33356	Soil	massive clay zone, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33356	<0.05	2004172
29	23200	43575	410967.8	820815.8	33357	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33357	<0.05	2004172
29	23200	43550	410967.6	820791.3	33358	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, medium slope.	0.8-1.00	33358	<0.05	2004172
29	23200	43525	410967.4	820766.7	33359	Soil	massive clay zone, mottled, duricrust, concretionary, quartz vein, quartz fragments, whitish orangish yellowish brown, medium slope.	0.8-1.00	33359	<0.05	2004172
29	23200	43500	410967.2	820742.2			no sample, porknocker area, water on surface.				2004172
29	23200	43475	410967.1	820717.7	33360	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, medium slope.	0.8-1.00	33360	<0.05	2004172
29	23200	43450	410966.9	820693.2	33361	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33361	<0.05	2004172
29	23200	43425	410966.7	820668.6	33362	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33362	<0.05	2004172
29	23200	43400	410966.6	820644.1	33363	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33363	<0.05	2004172
29	23200	43375	410966.4	820619.6	33364	Soil	duricritic laterite, duricrust, pisolites, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33364	<0.05	2004172
29	23200	43350	410966.2	820595.1	33365	Soil	duricritic laterite, duricrust, pisolites, concretionary, orangish yellowish reddish brown, medium slope.	0.8-1.00	33365	<0.05	2004172
29	23200	43325	410966.0	820570.6	33366	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33366	<0.05	2004172

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
29	23200	43300	410965.9	820546.0	33367	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33367	<0.05	2004172
29	23200	43275	410965.7	820521.5	33368	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33368	<0.05	2004172
29	23200	43250	410965.5	820497.0	33369	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33369	<0.05	2004172
29	23200	43225	410965.4	820472.5	33370	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish brown, hilltop.	0.8-1.00	33370	<0.05	2004172
29	23200	43200	410965.2	820447.9	33371	Soil	massive clay zone, pisolites, concretionary, orangish yellowish brown, hilltop.	0.8-1.00	33371	<0.05	2004172
29	23200	43175	410965.0	820423.4	33372	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish brown, hilltop.	0.8-1.00	33372	<0.05	2004172
29	23200	43150	410964.8	820398.9	33373	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish brown, low slope.	0.8-1.00	33373	<0.05	2004172
29	23200	43125	410964.7	820374.4	33374	Soil	massive clay zone, pisolites, concretionary, orangish yellowish brown, low slope.	0.8-1.00	33374	0.08	2004172
29	23200	43100	410964.5	820349.9	33375	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish yellowish brown, low slope.	0.8-1.00	33375	0.09	2004172
29	23200	43075	410964.3	820325.3	33376	Soil	massive clay zone, duricrust, pisolites, concretionary, dark orangish yellowish brown, low slope.	0.8-1.00	33376	0.09	2004172
29	23200	43050	410964.1	820300.8	33377	Soil	duricritic laterite, duricrust, pisolites, concretionary, dark orangish yellowish brown, low slope.	0.8-1.00	33377	0.05	2004172
29	23200	43025	410964.0	820276.3	33378	Soil	duricritic laterite, duricrust, pisolites, clayey, concretionary, dark orangish yellowish reddish brown, low slope.	0.8-1.00	33378	0.09	2004172
29	23200	43000	410963.8	820251.8	33379	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, dark orangish reddish yellowish brown, low slope.	0.8-1.00	33379	0.08	2004172
29	23200	42975	410963.6	820227.2	33380	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, dark orangish reddish yellowish brown, steep slope.	0.8-1.00	33380	0.10	2004172
29	23200	42950	410963.5	820202.7	33381	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33381	0.09	2004172
29	23200	42925	410963.3	820178.2	33382	Soil	duricritic laterite, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33382	To Follow	2004172
29	23200	42900	410963.1	820153.7	33383	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, dark orangish reddish yellowish brown, steep slope.	0.8-1.00	33383	0.1	2004172
29	23200	42875	410962.9	820129.2	33384	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33384	0.2	2004172
29	23200	42850	410962.8	820104.6	33385	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33385	0.08	2004172
29	23200	42825	410962.6	820080.1	33386	Soil	massive clay zone, orangish reddish yellowish brown, steep slope.	0.8-1.00	33386	0.13	2004172
29	23200	42800	410962.4	820055.6	33387	Soil	massive clay zone, orangish reddish yellowish brown, medium slope.	0.8-1.00	33387	To Follow	2004172
29	23200	42775	410962.3	820031.1			no sample, old porknocker area, water on surface.				2004172
29	23200	42750	410962.1	820006.5			no sample, old porknocker area, water on surface.				2004172
29	23200	42725	410961.9	819982.0			no sample, old porknocker area, water on surface.				2004172
29	23200	42700	410961.7	819957.5			no sample, old porknocker area, water on surface.				2004172
29	23200	42675	410961.6	819933.0			no sample, old porknocker area, water on surface.				2004172

29	23200	42650	410961.4	819908.5			no sample, old porknocker area, water on surface.				2004172
29	23200	42625	410961.2	819883.9			no sample, old porknocker area, water on surface.				2004172
29	23200	42600	410961.1	819859.4			no sample, old porknocker area, water on surface.				2004172
29	23200	42575	410960.9	819834.9			no sample, old porknocker area, water on surface.				2004172
29	23200	42550	410960.7	819810.4			no sample, old porknocker area, water on surface.				2004172
29	23200	42525	410960.5	819785.8	33388	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, orangish reddish yellowish brown, low slope.	0.8-1.00	33388	<0.05	2004172
29	23200	42500	410960.4	819761.3	33389	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, orangish yellowish reddish brown, medium slope.	0.8-1.00	33389	0.06	2004172
29	23200	42475	410960.2	819736.8	33390	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, orangish yellowish reddish brown, steep slope.	0.8-1.00	33390	<0.05	2004172
29	23200	42450	410960.0	819712.3	33391	Soil	massive clay zone, some duricrust, some pisolites, concretionary, orangish yellowish brown, steep slope.	0.8-1.00	33391	<0.05	2004172
29	23200	42425	410959.8	819687.8	33392	Soil	massive clay zone, some duricrust, some pisolites, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33392	<0.05	2004172
29	23200	42400	410959.7	819663.2	33393	Soil	massive clay zone, some duricrust, concretionary, orangish yellowish brown, medium slope.	0.8-1.00	33393	<0.05	2004172

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
29	23200	42375	410959.5	819638.7	33394	Soil	massive clay zone, soft, mottled, some pisolites, concretionary, yellowish orangish brown, creek ±3m east from station, low slope.	0.8-1.00	33394	<0.05	2004172
29	23200	42350	410959.3	819614.2	33395	Soil	massive clay zone, some pisolites, concretionary, orangish brown, steep slope.	0.8-1.00	33395	0.06	2004172
29	23200	42325	410959.2	819589.7	33396	Soil	massive clay zone, mottled, yellowish orangish brown, some duricrust, medium slope.	0.8-1.00	33396	<0.05	2004172
29	23200	42300	410959.0	819565.1	33397	Soil	massive clay zone, mottled, some duricrust, concretionary, light reddish orangish yellowish brown, rockoutcrop probably basalt, creek ±8m east from station.	0.8-1.00	33397	<0.05	2004172
29	23200	42275	410958.8	819540.6	33398	Soil	massive clay zone, mottled, some duricrust, some pisolites, concretionary, pinkish reddish orangish yellowish brown, rockoutcrop probably basalt.	0.8-1.00	33398	<0.05	2004172
29	23200	42250	410958.6	819516.1	33399	Soil	massive clay zone, mottled, some duricrust, pisolites, yellowish pinkish brown, rockoutcrop probably basalt, low slope.	0.8-1.00	33399	<0.05	2004172
29	23200	42225	410958.5	819491.6	33400	Soil	massive clay zone, some pisolites, some duricrust, concretionary, mottled, orangish yellowish brown, low slope.	0.8-1.00	33400	<0.05	2004172
29	23200	42200	410958.3	819467.1	33401	Soil	clay, mottled, pisolites, concretionary, some duricrust, orangish yellowish brown, steep slope.	0.8-1.00	33401	<0.05	2004172
29	23200	42175	410958.1	819442.5	33402	Soil	massive clay zone, some pisolites, concretionary, orangish yellowish brown, hilltop.	0.8-1.00	33402	<0.05	2004172
29	23200	42150	410958.0	819418.0	33403	Soil	clay, pisolithic laterite, duricrust, pisolites, concretionary, orangish reddish brown, rockoutcrop probably basalt, low slope.	0.8-1.00	33403	<0.05	2004172
29	23200	42125	410957.8	819393.5	33404	Soil	clay, duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, rockoutcrop probably basalt, low slope.	0.8-1.00	33404	<0.05	2004172
29	23200	42100	410957.6	819369.0	33405	Soil	massive clay zone, mottled, pisolites, duricrust, concretionary, pinkish yellowish orangish brown, creek ±10m east from station, medium slope.	0.8-1.00	33405	<0.05	2004172
29	23200	42075	410957.4	819344.4	33406	Soil	clay, duricrust, pisolites, concretionary, yellowish orangish brown, steep slope.	0.8-1.00	33406	<0.05	2004172
29	23200	42050	410957.3	819319.9	33407	Soil	massive clay zone, pisolites, concretionary, yellowish orangish brown, steep slope.	0.8-1.00	33407	<0.05	2004172
29	23200	42025	410957.1	819295.4	33408	Soil	massive clay zone, some duricrust, some pisolites, concretionary, yellowish orangish reddish brown, steep slope.	0.8-1.00	33408	<0.05	2004183
29	23200	42000	410956.9	819270.9	33409	Soil	clay, duricrust, pisolites, concretionary, dark orangish reddish brown, steep slope.	0.8-1.00	33409	<0.05	2004183
29	23200	41975	410956.8	819246.4	33410	Soil	clay, duricrust, pisolites, concretionary, orangish reddish yellowish brown, steep slope.	0.8-1.00	33410	<0.05	2004183
29	23200	41950	410956.6	819221.8	33411	Soil	clay, duricrust, pisolites, concretionary, orangish reddish brown, steep slope.	0.8-1.00	33411	<0.05	2004183
29	23200	41925	410956.4	819197.3	33412	Soil	duricritic laterite, clay, duricrust, pisolites, concretionary, orangish reddish brown, steep slope.	0.8-1.00	33412	<0.05	2004183
29	23200	41900	410956.2	819172.8	33413	Soil	clay, duricritic laterite, pisolites, duricrust, concretionary, orangish reddish yellowish brown, low slope.	0.8-1.00	33413	<0.05	2004183
29	23200	41875	410956.1	819148.3	33414	Soil	clay, duricritic laterite, pisolites, duricrust, concretionary, dark orangish yellowish reddish brown, low slope.	0.8-1.00	33414	<0.05	2004183
29	23200	41850	410955.9	819123.7	33415	Soil	clay, duricritic laterite, pisolites, duricrust, concretionary, orangish yellowish reddish brown, low slope.	0.8-1.00	33415	<0.05	2004183
29	23200	41825	410955.7	819099.2	33416	Soil	clay, duricritic laterite, duricrust, pisolites, concretionary, dark orangish yellowish reddish brown, low slope.	0.8-1.00	33416	<0.05	2004183
29	23200	41800	410955.5	819074.7	33417	Soil	duricritic laterite, pisolites, duricrust, concretionary, clay, orangish yellowish reddish brown, low slope.	0.8-1.00	33417	<0.05	2004183

29	23200	41775	410955.4	819050.2	33418	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, low slope.	0.8-1.00	33418	<0.05	2004183
29	23200	41750	410955.2	819025.7	33419	Soil	massive clay zone, pisolites, duricrust, concretionary, orangish yellowish reddish brown, low slope.	0.8-1.00	33419	<0.05	2004183
29	23200	41725	410955.0	819001.1	33420	Soil	massive clay zone, pisolites, concretionary, orangish yellowish brown, low slope.	0.8-1.00	33420	<0.05	2004183
29	23200	41700	410954.9	818976.6	33421	Soil	massive clay zone, duricrust, pisolites, concretionary, orangish yellowish reddish brown, low slope.	0.8-1.00	33421	<0.05	2004183
29	23200	41675	410954.7	818952.1	33422	Soil	massive clay zone, duricrust, pisolites, concretionary, greyish orangish yellowish reddish brown, hilltop.	0.8-1.00	33422	<0.05	2004183
29	23200	41650	410954.5	818927.6	33423	Soil	massive clay zone, some pisolites, concretionary, dark geryish orangish brown, hilltop.	0.8-1.00	33423	<0.05	2004183
29	23200	41625	410954.3	818903.0	33424	Soil	clay, duricritic laterite, pisolites, duricrust, concretionary, dark greyish orangish reddish brown, hilltop.	0.8-1.00	33424	<0.05	2004183
29	23200	41600	410954.0	818854.0	33425	Soil	clay, duricritic laterite, pisolites, duricrust, concretionary, dark greyish orangish reddish brown, steep slope.	0.8-1.00	33425	<0.05	2004183

23	20800	43800	408603	821037	33815	Soil	clay, orangish brown, pebbly, silty, concretional>1%, concretions on surface, hilltop.	0.8-1.00	33815	0.06	2004221

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
23	20800	43775	408602	821012	33816	Soil	clay, orangish reddish brown, massive, concretional>1%, medium slope.	0.8-1.00	33816	0.07	2004221
23	20800	43750	408601	820988	33817	Soil	clay, dark reddish brown, concretional>1%, medium slope.	0.8-1.00	33817	<0.05	2004221
23	20800	43725	408600	820963			no sample, pornocker area.				2004221
23	20800	43700	408599	820938			no sample, pornocker area.				2004221
23	20800	43675	408598	820914			no sample, pornocker area.				2004221
23	20800	43650	408597	820889			no sample, pornocker area.				2004221
23	20800	43625	408596	820864	33818	Soil	clay, yellowish orangish brown, pebbly, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	33818	<0.05	2004221
23	20800	43600	408595	820840	33819	Soil	clay, yellowish orangish brown, pebbly, concretional>1%, hilltop.	0.8-1.00	33819	<0.05	2004221
23	20800	43575	408594	820815	33820	Soil	clay, orangish brown, pebbly, silty, concretional>1%, steep slope.	0.8-1.00	33820	<0.05	2004221
23	20800	43550	408593	820790	33821	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	33821	<0.05	2004221
23	20800	43525	408592	820765	33822	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33822	<0.05	2004221
23	20800	43500	408591	820741	33823	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33823	<0.05	2004221
23	20800	43475	408590	820716	33824	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33824	<0.05	2004221
23	20800	43450	408589	820691	33825	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33825	<0.05	2004221
23	20800	43425	408588	820667	33826	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33826	<0.05	2004221
23	20800	43400	408587	820642	33827	Soil	clay, dark orangish brown, concretional>1%, medium slope.	0.8-1.00	33827	<0.05	2004221
23	20800	43375	408586	820617	33828	Soil	clay, orangish brown, pebbly, silty, concretional>1%, medium slope.	0.8-1.00	33828	<0.05	2004221
23	20800	43350	408585	820593	33829	Soil	clay, orangish brown, pebbly, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	33829	<0.05	2004221
23	20800	43325	408584	820568	33830	Soil	clay, orangish brown, silty, concretional>1%, duricrust on surface, medium slope.	0.8-1.00	33830	<0.05	2004221
23	20800	43300	408583	820543	33831	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33831	0.10	2004221
23	20800	43275	408582	820519	33832	Soil	clay, reddish orangish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	33832	<0.05	2004221
23	20800	43250	408581	820494	33833	Soil	clay, orangish brown, concretional>1%, concretions on surface, medium slope.	0.8-1.00	33833	<0.05	2004221
23	20800	43225	408580	820469	33834	Soil	clay, reddish brown, silty, concretional>1%, concretions on surface, medium slope.	0.8-1.00	33834	<0.05	2004221
23	20800	43200	408579	820445	33835	Soil	clay, orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	33835	<0.05	2004221
23	20800	43175	408578	820420	33836	Soil	clay, reddish orangish brown, massive, concretional>1%, medium slope.	0.8-1.00	33836	<0.05	2004221
23	20800	43150	408577	820395	33837	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33837	<0.05	2004221
23	20800	43125	408576	820370	33838	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33838	<0.05	2004221

23	20800	43100	408575	820346	33839	Soil	clay, orangish brown, pebbly, medium slope.	0.8-1.00	33839	<0.05	2004221
23	20800	43075	408574	820321	33840	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33840	<0.05	2004221
23	20800	43050	408573	820296	33841	Soil	clay, orangish brown, pebbly, silty, medium slope.	0.8-1.00	33841	<0.05	2004221
23	20800	43025	408572	820272	33842	Soil	clay, orangish brown, silty, duricrust on surface, medium slope.	0.8-1.00	33842	<0.05	2004221
23	20800	43000	408571	820247	33843	Soil	clay, orangish brown, pebbly, concretional<1%, concretions on surface, steep slope.	0.8-1.00	33843	<0.05	2004221
23	20800	42975	408570	820222	33844	Soil	clay, orangish brown, pebbly, steep slope.	0.8-1.00	33844	<0.05	2004221
23	20800	42950	408569	820198	33845	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33845	<0.05	2004221
23	20800	42925	408568	820173	33846	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33846	<0.05	2004221
23	20800	42900	408567	820148	33847	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33847	0.05	2004221
23	20800	42875	408566	820124	33848	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33848	<0.05	2004221
23	20800	42850	408565	820099	33849	Soil	clay, dark brown, silty, medium slope.	0.8-1.00	33849	<0.05	2004221
23	20800	42825	408564	820074	33850	Soil	clay, orangish brown, massive, concretional<1%, medium slope.	0.8-1.00	33850	<0.05	2004221
23	20800	42800	408563	820050	33851	Soil	clay, orangish brown, silty, concretional>1%, concretions on surface, steep slope.	0.8-1.00	33851	<0.05	2004221
23	20800	42775	408562	820025	33852	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	33852	<0.05	2004221
23	20800	42750	408561	820000	33853	Soil	clay, orangish brown, pebbly, silty, medium slope.	0.8-1.00	33853	<0.05	2004221
23	20800	42725	408560	819976	33854	Soil	clay, yellowish brown, pebbly, silty, medium slope.	0.8-1.00	33854	<0.05	2004221
23	20800	42700	408559	819951			no sample, swamp area.				2004221
23	20800	42675	408558	819926			no sample, swamp area.				2004221
23	20800	42650	408557	819901	33855	Soil	clay, white yellowish orange, pebbly, medium slope.	0.8-1.00	33855	<0.05	2004221
23	20800	42625	408556	819877	33856	Soil	clay, orangish brown, pebbly, silty, medium slope.	0.8-1.00	33856	<0.05	2004221

line	field_north	field_east	utm_north	utm_east	sample#	sample_type	description	depth	sample#	au	batch
23	20800	42600	408555	819852	33857	Soil	clay, orangish brown, pebbly, silty, medium slope.	0.8-1.00	33857	<0.05	2004221
23	20800	42575	408554	819827	33858	Soil	clay, orangish brown, massive, medium slope.	0.8-1.00	33858	<0.05	2004221
23	20800	42550	408553	819803	33859	Soil	clay, orangish brown, pebbly, silty, medium slope.	0.8-1.00	33859	<0.05	2004221
23	20800	42525	408552	819778	33860	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33860	<0.05	2004221
23	20800	42500	408551	819753	33861	Soil	clay, orangish brown, pebbly, silty, medium slope.	0.8-1.00	33861	<0.05	2004221
23	20800	42475	408550	819729	33862	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33862	<0.05	2004221
23	20800	42450	408549	819704			no sample, pornocker area.		33863	<0.05	2004221
23	20800	42425	408548	819679			no sample, pornocker area.		33864	<0.05	2004221
23	20800	42400	408547	819655			no sample, pornocker area.		33865	0.12	2004221
23	20800	42375	408546	819630			no sample, pornocker area.		33866	<0.05	2004221
23	20800	42350	408545	819605			no sample, pornocker area.		33867	to follow	2004221
23	20800	42325	408544	819581			no sample, pornocker area.		33868	<0.05	2004221
23	20800	42300	408543	819556			no sample, pornocker area.		33869	<0.05	2004221
23	20800	42275	408542	819531	33863	Soil	clay, yellowish brown, silty, hilltop.	0.8-1.00	33863	<0.05	2004221
23	20800	42250	408541	819507			no sample, swamp area.				2004221
23	20800	42225	408540	819482	33864	Soil	clay, reddish yellowish brown, pebbly, concretional>1%, hilltop.	0.8-1.00	33864	<0.05	2004221
23	20800	42200	408539	819457	33865	Soil	clay, orangish brown, silty, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	33865	0.12	2004221
23	20800	42175	408538	819432	33866	Soil	clay, orangish brown, silty, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	33866	<0.05	2004221
23	20800	42150	408537	819408	33867	Soil	clay, orangish brown, silty, concretional>1%, hilltop.	0.8-1.00	33867	to follow	2004221
23	20800	42125	408536	819383	33868	Soil	clay, orange, silty, hilltop.	0.8-1.00	33868	<0.05	2004221
23	20800	42100	408535	819358	33869	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33869	<0.05	2004221
23	20800	42075	408534	819334	33870	Soil	clay, orangish brown, silty, concretional<1%, medium slope.	0.8-1.00	33870	<0.05	2004221
23	20800	42050	408533	819309	33871	Soil	clay, orangish brown, silty, quartz fragments<1%, medium slope.	0.8-1.00	33871	<0.05	2004221
23	20800	42025	408532	819284	33872	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33872	<0.05	2004221
23	20800	42000	408531	819260	33873	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	33873	<0.05	2004221
23	20800	41975	408530	819235	33874	Soil	clay, orangish brown, silty, steep slope.	0.8-1.00	33874	<0.05	2004221
23	20800	41950	408529	819210	33875	Soil	clay, dark brown, pebbly, silty, medium slope.	0.8-1.00	33875	<0.05	2004221

23	20800	41925	408528	819186	33876	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	33876	<0.05	2004221
23	20800	41900	408527	819161	33877	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	33877	<0.05	2004221
23	20800	41875	408526	819136	33878	Soil	clay, orangish brown, pebbly, silty, concretional<1%, hilltop.	0.8-1.00	33878	<0.05	2004221
23	20800	41850	408525	819112	33879	Soil	clay, orangish brown, silty, concretional<1%, hilltop.	0.8-1.00	33879	<0.05	2004221
23	20800	41825	408524	819087	33880	Soil	clay, yellowish brown, massive, concretional>1%, hilltop.	0.8-1.00	33880	<0.05	2004221
23	20800	41800	408523	819062	33881	Soil	clay, reddish yellowish brown, silty, concretional>1%, quartz fragments, hilltop.	0.8-1.00	33881	<0.05	2004221
23	20800	41775	408522	819037	33882	Soil	clay, dark brown, massive, concretional>1%, hilltop.	0.8-1.00	33882	0.10	2004221
23	20800	41750	408521	819013	33883	Soil	clay, orangish brown, massive, concretional>1%, quartz veins, hilltop.	0.8-1.00	33883	<0.05	2004221
23	20800	41725	408520	818988	33884	Soil	clay, orangish brown, silty, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	33884	<0.05	2004221
23	20800	41700	408519	818963	33885	Soil	clay, orangish brown, silty, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	33885	<0.05	2004221
23	20800	41675	408518	818939	33886	Soil	clay, orangish brown, silty, hilltop.	0.8-1.00	33886	<0.05	2004221
23	20800	41650	408517	818914	33887	Soil	clay, orangish brown, silty, concretionary, duricrust on surface, medium slope.	0.8-1.00	33887	<0.05	2004221
23	20800	41625	408516	818889	33888	Soil	clay, orangish brown, silty, concretional>1%, medium slope.	0.8-1.00	33888	<0.05	2004221
23	20800	41600	408515	818865	33889	Soil	clay, orangish brown, silty, medium slope.	0.8-1.00	33889	<0.05	2004221
23	20800	41575	408514	818840	33890	Soil	clay, white orangish brown, silty, concretional>1%, quartz fragments>1%, hilltop.	0.8-1.00	33890	<0.05	2004221

Appendix III
2006 Pit Sampling Data

Date: November 25, 2006 Logged by: German Uzquiano E. and Ramlal Shardhanand PIT CHANNEL SAMPLING CANARC VAN SURINAME Pit # GEOLOGICAL CONTROL PROGRAM
#	Pit	Coordinates	Azimut	Distance	Extension	Sample	Type	Grade	Description
	#	UTM		m	m	#		ppm
1	Eureka	817493/4004490				56542	Chiprock		Lode quartz, with sericite mineral, dark shadown (smoke quartz), 323/65W and parrallel foliation
2	Eureka	15400N/39150E				56543	Chiprock		Lode quartz, grayish-white, sheared veins, 69/90, 4,5 to 3,0 m wide
3	Voodoo	18000N/40300E				56544	Chiprock		Lode quartz, white sheared veins (boulder 5 to 8 m), quartz + sericite minerals
4	Voodoo	817541/405314				56545	Chiprock		Quartz + oxide Fe vein of 30 cm to 1,10 m and two quartz + hematite + limonite veins 60/79 NW direction
5	JQW	820834/408334				55258	Chiprock	<0.05

fine crystalline porphyritic volcanic extrusive rock probably andesite with sulphides (pyrite and chalcopyrite) both disseminated and in joints. The rock is medium magnetic with euhedral phenocrysts of pyroxene and amphibole.

6	Pingo	820681/407952				55259	Chiprock	<0.05

fine crystalline equigranular-porphyritic volcanic extrusive rock probably andesite with numerous sulphides (arsenopyrite and pyrite) both disseminated and in joints. The rock is medium to high magnetic with euhedral phenocrysts of pyroxene and amphibole.

7	Botho	820668/407812				55260	Chiprock	<0.05

fine crystalline porphyritic volcanic extrusive rock probably andesite with sulphides (pyrite and chalcopyrite) more in the joints and less disseminated. The rock is magnetic strong with euhedral phenocrysts of pyroxene and amphibole.

8	Botho	819459/407358	170	0 - 2	2.00	55261	Channel	0.38	milky white translucent sheared quartz vein with Fe-oxide filled fractures. The width of the veins is <15 cm, the direction 45-50NE and the dip 6585SE.
9	Botho		85	2 - 4	2.00	55262	Channel	1.14	milky white translucent sheared quartz vein with Fe-oxide filled fractures. The width of the veins is <15 cm, the direction 45-50NE and the dip 6585SE.
10	Botho	819240/407790	100	0 - 2	2.00	55263	Channel	<0.05	milky white translucent sheared quartz lode, with Fe-oxide filled fractures. The direction of the lode quartz vein is 40NE, the dip vertical (90°).
11	JQB	822528/407092				55264	Chiprock	<0.05

fine crystalline more porphyritic rock (andesite) with disseminated pyrite and arsenopyrite (<1%) and mafic euhedral minerals (amphibole and pyroxene). The rock is medium magnetic and the sample location is near a shearzone.

12	JQB	822785/406376				55266	Chiprock	<0.05

fine crystalline equigranular-porphyritic volcanic extrusive rock (andesite) with pyrite ( ~5%) and arsenopyrite (~1%) disseminated and in veinings. The rock is medium magnetic and have phenocrysts of pyroxene and amphibole.

13	JQB	822795/407339				55267	Chiprock	<0.05

volcanic extrusive rock (andesite) with porphyritic amygdaloidal texture (vesicles filled with calcite minerals) with disseminated pyrite and less chalcopyrite and phenocrysts of pyroxene and amphibole.

14	JQB	823092/407026	110	0 - 2	2.00	55268	Channel	3.37	saprolite with quartz veins (<5cm), Fe-oxide filled, stockwork type probably quartz-feldspar porphyr. The saprolite color is orange brown mottled with purple, yellow, and white.
15	JQB	823624/406652				55269	Chiprock	<0.05

sheared quartz vein and veinlets with carbonate minerals and Fe-oxide inside a shearzone with sulphides (pyrite) in a boxwork structure. The direction of the quartz veins is 320NW, the dip 68SW and the width <15cm.

16	Voodoo	818072/406158				55270	Chiprock	0.16	bluish grey white sheared quartz vein and veinings inside a shearzone and inside pyroclastic sedimentary rock. The direction of the vein is 5NE and the dip vertical.
17	Roche	822087/404150				55271	Chiprock	6.99	quartz veinlets <2.5cm with Fe-oxide. The direction of one veinlet is measured 10NE with dip 30NW and a second veinlet 310NW with dip 15NE. The veinlets are of sheeted type.
18	Roche	823336/403665				55272	Chiprock	4.24	milky white greyish sheared quartz veinlets and veins <20cm width with sulphides (pyrite) and mica.The veins have two directions: 50NE\65NE and 0\5NE.
19	Eureka	816983/403772	90	0 - 2	2.00	55273	Channel	0.06

Sheared zone, phyllites and clay minerals, banding, alteration zone (feldspar alteration, silicification, oxidation and sericitization zone), with fine veinlets and qtz vein < 1,0 cm, foliation 180/50NW, with hematite and limonite minerals, pyrite-boxworks.

20	Eureka			2 - 4	2.00	55274	Channel	<0.05	Sheared zone, piroclastic-sedimentar rock, lapilli-sandly with banding < 10 - 15 mm, lepidoblastic texture with oxide-Fe banding
21	Eureka	817589/404203	85	0 - 2	2.00	55275	Channel	0.12	Piroclastic-sedimentar rock, fine banding, strong foliation 0-350/90, with quartz vein < 20 cm 20-40/90, grayish color (Jozef pit)
22	Eureka			2 - 4	2.00	55276	Channel	0.86	Piroclastic-sedimentar rock, fine banding, foliation 340/78 NE, with quartz grayish vein <20 cm
23	Eureka	817603/404224	95	0 - 2	2.00	55277	Channel	0.07	Piroclastic-sedimentar rock, quartz vein < 10cm 10/65SE, grayish purple-blue color, sheeted veins type with pyrite boxworks disseminated (Jozef pit)
24	Eureka			2 - 4	2.00	55278	Channel	0.06	Piroclastic-sedimentar rock, quartz vein < 10cm 10/65SE, grayish purple-blue color, sheeted veins type with pyrite boxworks disseminated
25	Eureka	818421/403543				55279	Grab sample	1.04

Aglomerate zone or stone line (base nivel), quartz fragments (pebble) angular and subangular in sillty and sandly ferrugineous matrix and other rocks fragments and clayish white zone banding purple (shang pit)

26	Eureka	819584/404796				55280	Chip rock	<0.05

Volcanic mafic rock, fine grain banded, lapilli-pump structures and volcanic-sedimentar structures (angular-subangular sedimentation 1 - 5 mm), and silica cherts nivels, with pyrite diss. < 10% fine cubic

27	Eureka	818287/404427	120	0 - 2	2.00	55281	Channel	2.14	Shear zone, four veins < 5 cm, quartz+mica+myllonite veins 30/65NW, in sedimentar-piroclastic fine foliated rock
28	Eureka			2 - 4	2.00	55282	Channel	<0.05	Shear zone, two vein < 4 cm, quartz+mica+myllonite vens 30/65 NW, in piroclastic-sedimentar foliated rock
29	Eureka	818287/404427				55283	Chip rock	0.05	Quartz mica veins, grayish-with colors sheared, < 5 cm, close to contact zone piroclastic-sedimentar and volcanic mafic rocks
30	Eureka	817919/404333				55284	Chip rock	<0.05	Quartz oxide-Fe veins 10 cm, 30/54NW, in piroclastic-sedimentar rocks with fractures and joints filling oxide-Fe and pyrite box works, foliation 10/84NW and clivaje
31	Voodoo	817525/405271	135	0 - 2	2.00	55285	Channel	<0.05	Quartz oxide-Fe lode - veins, < 1,5 m sheared qtz, breccia quartz in piroclastic rock, shear zone 45/76W
32				2 - 4	2.00	55286	Channel	<0.05	Two quartz and oxide-Fe vein veins < 20 cm, in piroclastic rock, sheared zone

33	Voodoo	817489/405301	140	0 - 2	2.00	55287	Channel	<0.05	Five quartz and oxide-Fe veins 50/85NW, sheared quartz in piroclastic rock, lepidoblastic texture with sandly-piroclas-lapilli, and breccia zone and pyrite cubic minerals disseminated on the wall-rock
34	Voodoo	817851/406240				55288	Chip rock	<0.05	Quartz + pyrite veinlets, banded, sheared quartz, < 10 cm, sheeted and sigmoidal veinlets with phyllites and myllonites and silicification nivel and pyrite cubics minerals <1,5 mm
35	Voodoo	818446/405847				55289	Chip rock	<0.05	Six quartz + oxide-Fe veins < 15 cm, 65-75-170/90 in piroclastic saprolite rock, stock work type
36	Voodoo	818092/405941				55290	Chip rock	<0.05	Quartz veinlets, fractured sheared qtz, in mafic rock dyke inside to piroclastic-sedimentary rocks (Paulo pit)
37	Voodoo	817951/405948				55291	Chip rock	0.42	Quartz vein and lode sheared quartz with pyrite disseminated and chalcopyrite in shear zone, silicification and myllonite zone, py cubic minerals <5 mm, < 10% (Paulo pit)
38	Voodoo	818060/406146	95	0 - 2	2.00	55292	Channel	<0.05	Shear zone, veins and veinlets quartz and oxide-Fe 50/90, sheared qtz veinlets, oxide zone, myllonites (Paulo pit)
39				2 - 4	2.00	55293	Channel	<0.05	Shear zone, veins < 10 cm qtz sheared 35/90, phyllites and schits-qtz and alteraton zone clayish (Paulo pit)
40				4 - 6	2.00	55294	Channel	<0.05	Shear zone, veins and veinlets < 25 cm 25/90 and 350/90, sheared quartz veins with oxide-Fe filling fractures in schits and blue schits zone (Paulo pit)
41				6 - 8	2.00	55295	Channel	3.69	Shear zone, veinlets quartz and oxide-Fe < 5 cm, sheared qtz in myllonites zone with pyrite disseminated (cubic) and schits and blue schits (Paulo pit)
42	Voodoo	818523/406548	70	0 - 2	2.00	55296	Channel	<0.05	Quartz vein with oxide-Fe < 3 cm 340/90, sheared vein in porphiritic volcanic rock orange-green color (felsic dyke)

Canarc van Suriname, Benzdorp Property 2006 Pit Sampling Data Page 1 of 7

Pit

# Coordinates Azimut Distance Extension Type Grade

Description

#

UTM

m m #

ppm 43

Quartz veinlets with oxide-Fe 340/90, sheared vein in porphiritic volcanic rock orange and green color (felsic dyke and mafic dyke) 44

2 - 4 2.00

55297 Channel <0.05

Quartz vein < 15 cm, boudinage and sigmoidal structure 50/90 in piroclastic-sedimentar rock foliated 50/90 45

Voodoo 818532/406531 160 0 - 2 2.00

55298 Channel <0.05

Quartz veins < 15 cm, sheared quartz 70/90 in piroclastic-sedimentar rock foliated 50/90

Alteration zone with oxide-Fe in veinlets (hematite and limonite), in volcanic felsic rock (felsic dyke) porphyritic texture with xenoliths or pumps 46

2 - 4 2.00

55299 Channel 0.05

structure < 1,0 m in fluxe lineament 90-100

Quartz veinlets < 3 cm sheeted vein type 150/35 NE with oxide-Fe zone (hematite) in volcanic felsic rock (felsic dyke) porphyritic texture, felspar 47

Voodoo 818545/406536 5 0 - 2 2.00

55300 Channel

0.12

phenocrist < 1,0 cm 48

Voodoo 818539/406540 40 0 - 2 2.00

55301 Channel <0.05

Quartz veinlets < 3 cm white color with oxide-Fe 120/50 NE in felsic rock (dyke) porphyritic texture 49

2 - 4 2.00

55302 Channel <0.05

Two quartz and oxide-Fe veins (hematite), banded and sheared qtz < 15 cm, in piroclastic and volcanic mafic rock (mafic dyke)

Fault zone 325/75NE, myllonites and ultramyllonites rocks, oxide-Fe veinlets and quartz veining, banding, foliation, clivage zone, cherts and oxide50

Voodoo 818535/406546 55303 Chip Rock <0.05

Fe (hematite-goethite) 51

Botho 818430/407253 55304 Chip Rock <0.05

Botho 818678/406947 55305 Chip Rock <0.05

Fault zone, quartz veining and oxide-Fe < 10 cm, sheared qtz with oxide-Fe filling fractures (hematite) in porphyritic volcanic rock (andesite) 52 zone. 53

Roche 822147/404029 55306 Chip Rock <0.05

Roche 823291/403824 55307 Chip Rock

0.93

milky white quartz veins and veinlets <15cm width, sheared quartz, sheeted type.

2m horizontal channel sample of pinkish white quartz vein (width <15cm) with sulphides (pyrite) and Fe-oxide filled fractures (Mama Maria Pit). 55

54 Pichevin 819606/403134 0 - 2 2.00

55308 Channel

39.65

Pichevin 819606/403134 0 - 2 2.00

55309 Channel

9.25

2m vertical channel sample of quartz vein and porphyry(Mama Maria Pit). 59

Pichevin 819606/403134 55313 Grab sample

28.75

Pinkish white quartz with pyrite vein(Mama Maria Pit). 60

Pingo 820582/407527 135 0 - 2 2.00

55314 Channel 0.07

Altereted mafic rock, andesite saprolite, feldspar-alteration and oxide-Fe zone, three veinlests <3 cm 45/70NW quartz+oxide Fe 61

Pingo 2 - 4 2.00

55315 Channel

0.11

Alteration zone, mafic rock saprolite with veining< 2 cm qtz-oxide Fe, sheeted vein type 62

Pingo 4 - 6 2.00

55316 Channel 0.08

Alteration zone, mafic rock saprolite, oxide Fe veinlets sheeted and stock work type 63

Pingo 6 - 8 2.00

55317 Channel 0.05

Alteration zone, mafic rock saprolite, quartz-oxide Fe veinlets < 10 cm 50/65NW 64

Pingo 8 - 10 2.00

55318 Channel 0.05

Altereted mafic rock, porphyritic texture saprolite with veining quartz-oxide Fe < 15 cm, stock work and sheeted vein type 65

Roche 821945/404045 140 0 - 2 2.00

55319 Channel

0.24

Low alteration zone, mottled zone, saprolite with Fe-oxide veinings <1mm and brown white color, 2m horizontal channel sample. 66

Roche 2 - 4 2.00

55320 Channel

0.14

Mottled zone, clay-rich horizon, orange white brown color with no quartz veining, 2m horizontal channel sample. 67

Roche 4 - 6 2.00

55321 Channel

0.19

Medium alteration zone, mottled zone, saprolite with quartz Fe-oxide veinings <6 mm and brown white color, 2m horizontal channel sample.

Alteration zone, quartz feldspar porphyr, saprolite with two quartz veins 330/82SW <5cm width, orange white brown color, 2m horizontal channel 68 sample.

High alteration zone, saprolite with quartz Fe-oxide veinings <1 cm stockworktype and with dark brown orange yellowish color, 2m horizontal 69

Roche 823336/403665 60 0 - 2 2.00

55322 Channel <0.05

channel sample.

Alteration zone, quartz feldspar porphyr, saprolite with one quartz vein 330/82SW <2cm width, orange white brown color, 2m horizontal channel 70

Roche 2 - 4 2.00

55323 Channel <0.05

sample.

Alteration zone, quartz feldspar porphyr, saprolite orange white brown color with three sheared quartz veins (<10cm, <5cm, <3cm) 330/12SW, 2m 71

Roche 4 - 6 2.00

55324 Channel 0.07

vertical channel sample.

Alteration zone, quartz feldspar porphyr, saprolite orange white brown color with two sheared quartz veins (<12cm, <5cm) 330/12NW, 2m vertical 72

Roche 823336/403665 60 0 - 2 2.00

55325 Channel

0.37

channel sample.

Alteration zone, quartz feldspar porphyr, saprolite orange white brown color with three sheared quartz veins (<8cm, <3cm, <2cm), 2m vertical 73

Roche 823336/403665 60 0 - 2 2.00

55326 Channel

0.32

channel sample. 74

Roche 823336/403665 60 0 - 2 2.00

55327 Channel

0.80

Roche 823505/403412 80 0 - 2 2.00

55328 Channel

0.76

Shearzone, yellowish white mottled saprolite with one quartz vein <15cm width (2m horizontal channel sample from porknocker testpit). 75

High alteration zone, saprolite with quartz Fe-oxide veinings <1 cm stockworktype and with dark brown orange yellowish color.

volcanic extrusive rock strong magnetic with porphyritic texture probably andesite with disseminated sulphides <2% (pyrite) and phenocrysts of 76

Roche 821945/404045 55329 Chiprock <0.05

biotite, hornblend, feldspars and opaque minerals (amphibole and pyroxene).

volcanic extrusive rock strong magnetic with porphyritic texture probably andesite with disseminated sulphides <4% (pyrite) and phenocrysts of 77

Roche 823505/403412 55330 Chip rock <0.05

biotite, hornblend, feldspars and opaque minerals (amphibole and pyroxene). 78

Roche 823744/403682 55331 Chip rock <0.05

Roche 822580/403392 55332 Chiprock <0.05

Shearzone, strong weathered metamorphic rock with schistose texture, mica and quartz, yellowish brown black color probably schist.

equigranular porphyritic low-medium magnetic volcanic rock probably andesite with epidote-pyrite veinlets < 2mm, pyrite disseminated < 2% and 79 quartz veins and quartz inside.

Felsic plutonic rock with granitic texture, quartz feldspar porphyr with numerous quartz veins (<2cm) stockworktype (sampled from 80

JQB 823427/406698 55333 Chiprock <0.05

porknockerworkings).

Milky white quartz vein (probably lode quartz vein) with sulphides (pyrite crystals <6cm), Fe-oxide filled fractures and mica. The vein is in an 81

Roche 823315/403660 55334 Grab sample

0.33

alteration zone and the host rock is quartz feldspar porphyr.

Shear zone, quartz vein with width < 15 cm direction 10NE and subvertical dip. The quartz has a yellowish white color, is foliated and contain 82

Roche 823336/403665 55335 Grab sample

2.22

mylonite and little micas a grabsample from a porknocker testpit).

saprolite red orange yellowish white color and clay with sheared quart z veins <15cm width bluish greyish white color with mica and oxide-Fe filled 83

Roche 823505/403412 55336 Grab sample

0.81

fractures in a strong foliation zone.

saprolite yellowish white red color and clay with sheared quart z veins <20cm width bluish greyish white color with mica and oxide-Fe filled fractures 84

Eureka 06-06 818287/404429 100 0 - 2 2.00

55337 Channel 0.05

in a strong foliation zone.

clay zone yellowish orange white color with equigranular texture and stockworktype sheared quart z veins <1cm width bluish greyish white color in a 85

Eureka 06-06 2 - 4 2.00

55338 channel <0.05

weak foliation zone. 86

Eureka 07-06 818286/404429 200 0 - 2 55339 Channel <0.05

clay zone yellowish orange white color with equigranular texture and weak foliation. 87

Eureka 07-06 2 - 3 1.00

55340 Channel <0.05

saprolite, clay, quartz veins <10cm width with oxide-Fe filled fractures, yellowish reddish brown color, mottled. 88

Eureka 08-06 818289/404424 125 0 - 2 2.00

55341 Channel <0.05

Eureka 08-06 2 - 4 2.00

55342 Channel <0.05

saprolite sedimentary-piroclastic with quartz veins (<2cm), Fe-oxide filled, stockwork type, yellowish reddish brown white color, mottled. 89 saprolite, clay zone, yellowish orange brown white color, mottled. 90

Eureka 08-06 4 - 6 2.00

55343 Channel <0.05

saprolite, oxide-Fe and quartz veining <2cm, yellowish reddish orange white color, mottled. 91

Eureka 09-06 818295/404421 25 0 - 2 2.00

55344 Channel <0.05

saprolite, clay zone, yellowish reddish orange brown white color, mottled.

Eureka 09-06 2 - 4 2.00

55345 Channel <0.05

pyroclastic sedimentary rock, schist, three quart z veins <15cm width with oxide-Fe filled fractures, yellowish pink orange brown white color, mottled. 93

92 Eureka 10-06 817923/404341 345 0 - 2 2.00

55346 Channel 0.14

pyroclastic sedimentary rock, schist, purple yellowish white orange brown color, mottled. 94

Eureka 10-06 2 - 4 2.00

55347 Channel 0.09

pyroclastic sedimentary rock, schist, quartz vein <10cm width, orange reddish yellowish white brown color, mottled. 95

Eureka 10-06 4 - 6 2.00

55348 Channel <0.05

pyroclastic sedimentary rock, schist, purple yellowish white orange brown color, mottled. 96

Eureka 10-06 6 - 8 2.00

55349 Channel <0.05

pyroclastic sedimentary rock, schist, purple yellowish white orange brown color, mottled.

Eureka 10-06 8 - 10 2.00

55350 Channel <0.05

pyroclastic sedimentary rock, schist, two quartz veins <2cm width with oxide-Fe filled fractures, yellowish pink orange brown white color, mottled.

97 Eureka 10-06 10 - 12 2.00

55351 Channel <0.05

Canarc van Suriname, Benzdorp Property 2006 Pit Sampling Data Page 2 of 7

Pit

# Coordinates Azimut Distance Extension Type Grade

Description

#

UTM

m m #

ppm 98

pyroclastic sedimentary rock, purple yellowish white orange brown color, mottled. 99

Eureka 10-06 12 - 14 2.00

55352 Channel <0.05

pyroclastic sedimentary rock, purple yellowish white orange brown color, mottled.

phyllite, contact metamorphic, strong foliation direction 5NE dip subvertical, fine grained, yellow brown greyish white color, one quartz veinlet <1cm 100

Eureka 10-06 14 - 16 2.00

55353 Channel <0.05

width milky white parallel with foliation.

Eureka 11-06 817628/404582 280 0 - 2 2.00

55354 Channel 0.26

phyllite with clay minerals with granular texture, contact metamorphic, strong foliation direction 5NE dip subvertical, fine grained, dark brown yellowish greyish white color with sigmoidal quartz veinings <3cm width milky white with oxide-Fe veining 20NE/70NW sheeted type.

101 Eureka 11-06 2 - 4 2.00

55355 Channel

<0.05 contact metamorphic rock, mylonite, clay minerals, very fine grained, orange brownish red purple yellowish white color with quartz and oxide-Fe 102 veining stockwork type <3cm width. 103

Eureka 11-06 4 - 6 2.00

55356 Channel <0.05

phyllite, faultzone of ~40cm with breccia and mylonite, intrusive rock with quartz and oxide-Fe veining <0.5cm width stockwork type.

intrusive rock with porphyritic texture and feldspar alteration, quartz and oxide-Fe veining <0.5cm width stockworktype, dark brown yellowish white 104

Eureka 11-06 6 - 8 2.00

55357 Channel 0.58

color, mottled, soft.

intrusive rock with porphyritic texture and feldspar alteration, quartz and oxide-Fe veining <1cm width stockworktype, yellowish brown white color, 105

Eureka 11-06 8 - 10 2.00

55358 Channel 0.94

mottled, soft.

intrusive rock with porphyritic texture and feldspar alteration, quartz and oxide-Fe veining <0.5cm width stockworktype, purple yellowish brownish 106

Eureka 11-06 10 - 12 2.00

55359 Channel 0.55

white color, mottled, soft.

intrusive rock with porphyritic texture and feldspar alteration, quartz and oxide-Fe veining <0.5cm width stockworktype, mottled clay zone with 107

Eureka 11-06 12 - 14 2.00

55360 Channel 0.60

granular texture, red yellowish brown color, mottled, soft.

mottled clay zone with sheared quartz veins veinings <15cm width with oxide-Fe filled fractures sigmoidal stockworktype, red brown yellowish color, 108

Eureka 11-06 14 - 16 2.00

55361 Channel 0.70

soft.

mottled clay zone with sheared quartz veins veinings <15cm width with oxide-Fe filled fractures sigmoidal stockworktype, red brown yellowish color, 109

Eureka 11-06 16- 18 2.00

55362 Channel 0.09

soft.

intrusive rock, porphyritic texture, feldspar alteration, alteration zoning, oxide-Fe and quartz veining <5mm width stockworktype, yellowish brown 110

Eureka 11-06 18- 19 1.00

55363 Channel 0.09

white color, soft.

intrusive rock, porphyritic texture, feldspar and oxide-Fe alteration, alteration zoning, oxide-Fe veining <3mm width stockworktype, purple yellowish 111

Eureka 12-06 817628/404564 280 0 - 2 2.00

55364 Channel 0.05

brown white color, soft. 108

Eureka 12-06 2 - 4 2.00

55365 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe alteration, oxide-Fe veining <3mm width stockworktype, red purple white color, soft. 109

Eureka 12-06 4 - 6 2.00

55366 Channel <0.05

intrusive rock, porphyritic texture, feldspar alteration, oxide-Fe veining <5mm width stockworktype, red purple yellowish white color, soft. 110

Eureka 12-06 6 - 8 2.00

55367 Channel <0.05

intrusive rock, porphyritic texture, feldspar alteration, oxide-Fe veining <5mm width stockworktype, red purple yellowish white color, soft.

intrusive rock, porphyritic texture, feldspar alteration, foliation 240/70NW, oxide-Fe and quart z veining <2cm width stockworktype, yellow purple 111

Eureka 12-06 8 - 10 2.00

55368 Channel 0.07

brown white color, soft.

intrusive rock, porphyritic texture, foliation zone, alteration, sigmoidal quartz vein <4cm width greyish white with oxide-Fe filled fractures, purple 112

Eureka 12-06 10 - 12 2.00

55369 Channel 0.42

yellowish brown white color, soft.

intrusive rock, porphyritic texture, feldspar quart z porphyre, feldspar alteration, oxide-Fe and quart z veining <4cm width stockworktype, purple 113

Eureka 12-06 12 - 14 2.00

55370 Channel 0.08

yellowish brown greyish white color, mottled, soft.

intrusive rock, porphyritic texture, feldspar quart z porphyr, feldspar alteration, oxide-Fe and quart z veining <1cm width stockworktype, yellowish 114

Eureka 13-06 817612/404574 295 0 - 2 2.00

55371 Channel 0.46

brown greyish white color, mottled, soft.

intrusive rock, porphyritic texture, feldspar quart z porphyr, feldspar alteration, oxide-Fe veining <0.5cm width stockworktype, mottled clay zone, 115

Eureka 13-06 2 - 4 2.00

55372 Channel 0.21

greyish white yellowish orange color, soft. 116

Eureka 13-06 4 - 6 2.00

55373 Channel 0.39

mottled clay zone, massive, yellowish orange white color, soft. 117

Eureka 13-06 6 - 8 2.00

55374 Channel 0.22

mottled clay zone, massive, red orange yellowish white color, soft. 118

Eureka 13-06 8 - 9 1.00

55375 Channel 1.26

Eureka 14-06 817631/404553 255 0 - 2 2.00

55376 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe in joints, oxide-Fe alteration, orange purple yellowish brown white color, mottled, soft. 119

Eureka 14-06 2 - 4 2.00

55377 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe in joints, oxide-Fe alteration, purple orange yellowish brown white color, mottled, soft. 120

Eureka 14-06 4 - 6 2.00

55378 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe in joints, feldspar alteration, yellowish purple white color, mottled, soft. 121

Eureka 14-06 6 - 8 2.00

55379 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe veining <1cm width stockworktype, purple yellowish orange white color, mottled, soft.

intrusive rock, porphyritic texture, oxide-Fe and quart z veining <1cm width stockworktype, fault zone direction EW dip 45SE, yellowish white purple 122 color, mottled, soft.

intrusive rock, porphyritic texture, oxide-Fe and quart z veining <1cm width stockworktype, fault zone direction EW dip 45SE, yellowish white orange 123

Eureka 14-06 8 - 10 2.00

55380 Channel 0.69

color, mottled, soft.

intrusive rock, porphyritic texture, fault zone direction EW dip 45SE, feldspar alteration, oxide-Fe joints <1cm width, yellowish purple white color, 124

Eureka 14-06 10 - 12 2.00

55381 Channel 0.11

mottled, soft.

intrusive rock, porphyritic texture, fault zone direction EW dip 45SE, feldspar alteration, oxide-Fe joints <1cm width, purple orange white color, 125

Eureka 14-06 12 - 14 2.00

55382 Channel <0.05

mottled, soft.

intrusive rock, porphyritic texture, fault zone direction EW dip 45SE, feldspar alteration, oxide-Fe joints <1cm width, purple yellowish white color, 126

Eureka 14-06 14 - 16 2.00

55383 Channel <0.05

mottled, soft.

intrusive rock, porphyritic texture, fault zone, feldspar alteration, oxide-Fe and quart z veining <0.5cm width stockworktype, orange purple white 127

Eureka 14-06 16 - 18 2.00

55384 Channel <0.05

color, mottled, soft.

intrusive rock, porphyritic texture, sigmoidal quartz vein <3cm width milky white with oxide-Fe filled fractures, oxide-Fe and quart z veining <0.5cm 128

Eureka 14-06 18 - 20 2.00

55385 Channel <0.05

width stockworktype, yellowish white purple color, mottled, soft.

intrusive rock, porphyritic texture, sigmoidal quartz vein <3cm width milky white with oxide-Fe filled fractures, oxide-Fe veining <2cm width 129

Eureka 14-06 20 - 22 2.00

55386 Channel 0.22

stockworktype, fault zone, purple yellowish brown white color, mottled, soft. 130

Eureka 14-06 22- 24 2.00

55387 Channel 0.05

intrusive rock, porphyritic texture, fault zone, oxide-Fe veining <2cm width stockworktype, yellowish purple white color, mottled, soft.

intrusive rock, porphyritic texture, faulting, foliation, mylonite, silicification zone ~15cm, sigmoidal type quartz veining <5cm width greyish white with 131

Eureka 14-06 24 - 25 1.00

55388 Channel <0.05

oxide-Fe filled fractures, oxide-Fe veining <5mm width stockworktype, purple yellowish greyish white color. 132

Eureka 15-06 817614/101553 270 0 - 2 2.00

55389 Channel 0.23

Eureka 15-06 2 - 4 2.00

55390 Channel 0.07

intrusive rock with porphyritic texture, oxide-Fe veining <5mm width stockworktype, red yellowish orange white color, mottled, soft.

intrusive rock with porphyritic texture, oxide-Fe and quart z veining <2cm width stockworktype, oxide-Fe alteration, red purple brown white color, 133 mottled, soft. 134

Eureka 15-06 4 - 6 2.00

55391 Channel <0.05

Eureka 15-06 6 - 8 2.00

55392 Channel <0.05

intrusive rock with porphyritic texture, oxide-Fe veining <3mm width, oxide-Fe alteration, purple red white color, mottled, soft. 135

Eureka 15-06 8 - 10 2.00

55393 Channel 0.10

intrusive rock with porphyritic texture, oxide-Fe veining <3mm width, oxide-Fe alteration, purple red white color, mottled, soft.

intrusive rock, porphyritic texture, weak foliation, sigmoidal type quart z vein <2cm width, oxide-Fe veining <3mm width stockworktype, yellowish 136 white black color, soft.

Eureka 15-06 10 - 12 2.00

55394 Channel 17.16

Canarc van Suriname, Benzdorp Property 2006 Pit Sampling Data Page 3 of 7

Pit

# Coordinates Azimut Distance Extension Type Grade

Description

#

UTM

m m #

ppm intrusive rock, porphyritic texture, feldspar alteration, sigmoidal type quart z vein <5cm width, oxide-Fe veining <1cm width stockworktype, yellowish 137 white brown color, mottled, soft.

Eureka 15-06 12 - 14 2.00

55395 Channel 1.86

intrusive rock, porphyritic texture, strong foliation zone 250/75NE, oxide-Fe veining <5mm width stockworktype, yellowish white brown color, soft.

intrusive rock, porphyritic texture, foliation, feldspar alteration, oxide-Fe and quart z veining <1cm width stockworktype, yellowish white brown color, 139

138 Eureka 15-06 14 - 16 2.00

55396 Channel 0.07

mottled, soft.

intrusive rock, porphyritic texture, foliation, feldspar alteration, oxide-Fe and quart z veining <1cm width stockworktype, yellowish white brown color, 140

Eureka 15-06 16 - 18 2.00

55397 Channel 0.22

mottled, soft. 141

Eureka 15-06 18 - 20 2.00

55398 Channel 0.05

Eureka 15-06 20 - 22 2.00

55399 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe minerals in joints, oxide-Fe alteration, purple orange white color, mottled, soft. 142

Eureka 15-06 22- 24 2.00

55400 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe minerals in joints, oxide-Fe alteration, purple orange white color, mottled, soft. 143

Eureka 15-06 24 - 26 2.00

55401 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe minerals in joints, oxide-Fe alteration, purple orange white color, mottled, soft. 144 intrusive rock with porphyritic texture, clay zone ~80cm with equigranular texture, orange brown white color, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, feldspar alteration, alteration zoning, oxide-Fe and quartz veining <2cm width 145

Eureka 15-06 26 - 27 1.00

55402 Channel <0.05

stockworktype, yellowish brown purple white color, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, feldspar alteration, alteration zoning, oxide-Fe and quartz veining <2cm width 146

Eureka 16-06 817632/404558 240 0 - 2 2.00

55403 Channel 0.33

stockworktype, yellowish brown purple white color, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, feldspar alteration, alteration zoning, oxide-Fe veining <0.5cm width stockworktype, 147

Eureka 16-06 2 - 4 2.00

55404 Channel 0.26

yellowish brown purple white color, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, feldspar alteration, alteration zoning, oxide-Fe veining <0.5cm width stockworktype, 148

Eureka 16-06 4 - 6 2.00

55405 Channel 0.22

yellowish brown purple white color, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, feldspar alteration, alteration zoning, oxide-Fe veining <0.5cm width stockworktype, 149

Eureka 16-06 6 - 8 2.00

55406 Channel 0.05

yellowish brown purple white color, soft. 150

Eureka 16-06 8 - 10 2.00

55407 Channel <0.05

intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe alteration, red brown yellowish white color, soft. 151

Eureka 16-06 10 - 12 2.00

55408 Channel <0.05

intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe alteration, red brown yellowish white color, soft. 152

Eureka 16-06 12 - 14 2.00

55409 Channel <0.05

intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe alteration, red brown yellowish white color, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, foliation 280/80NW, oxide-Fe and quart z veining <5cm width sigmoidal with mylonite, 153

Eureka 16-06 14 - 16 2.00

55410 Channel <0.05

yellowish brown purple white, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, feldspar alteration, oxide-Fe and quart z veining stockworktype, yellowish brown purple 154

Eureka 16-06 16 - 18 2.00

55411 Channel 0.53

white, soft. 155

Eureka 16-06 18 - 20 2.00

55412 Channel 0.55

intrusive rock with porphyritic texture and clay zone ~40cm with equigranular texture, red brown white color, soft. 156

Eureka 16-06 20 - 21 1.00

55413 Channel 0.15

Eureka 17-06 817639/404599 296 0 - 2 2.00

55414 Channel 0.07

pyroclastic sedimentary rock, tuff, foliation, one quartz vein <5cm width 330/65NE with oxide-Fe filled fractures, brown yellowish white, soft.

pyroclastic saprolite, mottled clay zone with milky white quartz vein <10cm width 310/85NE with oxide-Fe filled fractures, orange yellowish brown, 157 soft.

Eureka 17-06 2 - 4 2.00

55415 Channel 0.12

pyroclastic sedimentary rock with ferromagnesian minerals, tuff, foliation NS, fine banded (stratification?), greyish white yellowish brown color. 159

158 Eureka 17-06 4 - 6 2.00

55416 Channel <0.05

Eureka 17-06 6 - 8 2.00

55417 Channel <0.05

pyroclastic sedimentary rock, tuff, clay, foliation 325/65NE, orange brown, mottled. 160

Eureka 17-06 8 - 10 2.00

55418 Channel <0.05

pyroclastic sedimentary rock, tuff, contact metamorphic, phyllite, foliation 320/80NE, yellowish brown white color. 161

Eureka 17-06 10 - 12 2.00

55419 Channel <0.05

pyroclastic sedimentary rock, tuff, contact metamorphic, yellowish brown black white color.

pyroclastic sedimentary rock, tuff, contact metamorphic, foliation 320/55NE, one quart z vein <4cm width 220/45SW with mylonite, greyish white 162 black orange color. 163

Eureka 17-06 12 - 14 2.00

55420 Channel <0.05

Eureka 17-06 14 - 16 2.00

55421 Channel 0.14

pyroclastic sedimentary rock, tuff, contact metamorphic, phyllite, foliation 325 subvertical dip, dark brown orange white color.

contact metamorphic rock, phyllite, mottled clay zone, quartz vein milky white with oxide-Fe filled fractures <10cm width, foliation direction 325 dip 164 subvertical, dark brown black orange yellowish white color.

mottled clay zone with sigmoidal stockworktype quartz veining white color with oxide-Fe filled fractures <5cm width, orange brown yellowish white 165

Eureka 17-06 16 - 18 2.00

55422 Channel 0.10

color. 166

Eureka 17-06 18 - 20 2.00

55423 Channel 0.08

mottled clay zone with quartz veining milky white sigmoidal with oxide-Fe filled fractures, orange brown color. 167

Eureka 17-06 20 - 21 1.00

55424 Channel 0.22

intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, orange yellowish white color, mottled, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, two sigmoidal sheared quart z veins with mica bluish greyish white color 168

Eureka 18-06 817520/404529 10 0 - 2 2.00

55425 Channel <0.05

<12cm width 10NW dip 60NE, purple red yellowish white color, mottled, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, two sigmoidal sheared quart z veins with mica bluish greyish white color 169

Eureka 18-06 2 - 4 2.00

55426 Channel <0.05

<12cm width 10NW dip 60NE, red purple yellowish white color, mottled, soft.

intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, one sheared sigmoidal quart z vein with mica bluish greyish white color 170

Eureka 18-06 4 - 6 2.00

55427 Channel <0.05

<10cm width direction NS dip subvertical with oxide-Fe filled fractures, red purple yellowish white color, mottled, soft.

intrusive rock with porphyritic texture and three sigmoidal sheared quart z veins <10cm width NS direction subvertical dip bluish greyish white color 171

Eureka 18-06 6 - 8 2.00

55428 Channel <0.05

with mica and oxide-Fe filled fractures. 172

Eureka 18-06 8 - 10 2.00

55429 Channel <0.05

Eureka 18-06 10 - 12 2.00

55430 Channel 0.62

intrusive saprolite, equigranular texture, red brown yellowish color, mottled, soft. 173

Eureka 18-06 12 - 13 2.00

55431 Channel <0.05

intrusive saprolite, equigranular texture, red brown yellowish color, mottled, soft. 174 shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, red brown white color, mottled, soft.

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe alteration, oxide-Fe and quart z veining <1cm width, purple red 175

Eureka 19-06 817519/404525 245 0 - 2 2.00

55432 Channel <0.05

white color, mottled, soft.

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe alteration, oxide-Fe veining <0.5cm width stockworktype, purple red 176

Eureka 19-06 2 - 4 2.00

55433 Channel <0.05

white color, mottled, soft.

shear zone, intrusive rock, porphyritic texture, feldspar-quartz porphyr with sigmoidal sheared quartz veins white color with oxide-Fe filled fractures, 177

Eureka 19-06 4 - 6 2.00

55434 Channel 0.09

oxide-Fe in joints, purple red brown white color, mottled, soft. 178

Eureka 20-06 817506/404513 20 0 - 2 2.00

55435 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, slightly foliated, yellowish purple brown white color, mottled, soft. 179

Eureka 20-06 2 - 4 2.00

55436 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, red brown yellowish white color, mottled, soft. 180

Eureka 20-06 4 - 6 2.00

55437 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, purple red brown yellowish white color, mottled, soft. 181

Eureka 20-06 6 - 8 2.00

55438 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, orange brown purple yellowish white color, mottled, soft.

shear zone, intrusive rock, porphyritic texture, feldspar-quartz porphyr with sigmoidal quartz vein with oxide-Fe filled fractures, purple red brown 182

Eureka 20-06 8 - 10 2.00

55439 Channel <0.05

yellowish white color, mottled, soft. 183

Eureka 20-06 10 - 12 2.00

55440 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, purple red brown yellowish white color, mottled, soft. 184

Eureka 20-06 12 - 14 2.00

55441 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, purple red brown yellowish white color, mottled, soft.

Eureka 20-06 14 - 16 2.00

55442 Channel <0.05

Canarc van Suriname, Benzdorp Property 2006 Pit Sampling Data Page 4 of 7

Pit

# Coordinates Azimut Distance Extension Type Grade

Description

#

UTM

m m #

ppm 185

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, purple red brown yellowish white color, mottled, soft. 186

Eureka 20-06 16 - 18 2.00

55443 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, purple red brown yellowish white color, mottled, soft. 187

Eureka 20-06 18 - 20 2.00

55444 Channel <0.05

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe in joints, purple red brown yellowish white color, mottled, soft.

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe veining <5mm width stockworktype, yellowish brownish white color, 188

Eureka 20-06 20 - 22 2.00

55445 Channel <0.05

mottled, soft.

shear zone, intrusive rock, porphyritic texture, feldspar-quart z porphyr, oxide-Fe veining <5mm width stockworktype, sigmoidal quart z vein <1cm 189

Eureka 20-06 22 - 24 2.00

55446 Channel <0.05

width white color with oxide-Fe filled fractures, orange red brown white color, mottled, soft. 190

Eureka 20-06 24 - 26 2.00

55447 Channel <0.05

shear zone, clay, massive, equigranular, red brown, soft. 191

Eureka 20-06 26 - 27 1.00

55448 Channel <0.05

shear zone, intrusive rock, porphyritic texture, oxide-Fe veining <5mm width, red purple yellowish white color, soft. 192

Eureka 21-06 817528/404510 200 0 - 2 2.00

55449 Channel <0.05

shear zone, intrusive rock, porphyritic texture, oxide-Fe veining <5mm width stockworktype, red purple orange white color, mottled, soft. 193

Eureka 21-06 2 - 4 2.00

55450 Channel <0.05

shear zone, intrusive rock, porphyritic texture, foliation, faulting, oxide-Fe veining and zoning, yellowish orange white color, mottled, soft. 194

Eureka 21-06 4 - 6 2.00

55451 Channel <0.05

shear zone, phyllite, foliation and faulting zone with mylonite and mica, sigmoidal sheared quart z veins bluish greyish white color.

shear zone, intrusive saprolite, phyllite, foliation and faulting zone with mylonite and mica, two sigmoidal sheared quart z veins <5cm width bluish 195

Eureka 21-06 6 - 8 2.00

55452 Channel 0.06

greyish white color with mica and oxide-Fe filled fractures parallel with foliation NS/75SW.

shear zone, contact metamorphic, mica schist and phyllite, foliation, oxide-Fe veining parallel with foliation, yellowish orange brown white color, 196

Eureka 21-06 8 - 10 2.00

55453 Channel 0.84

hard. 197

Eureka 22-06 817499/404488 275 0 - 2 2.00

55454 Channel <0.05

shear zone, contact metamorphic, phyllite, tuff, foliation, oxide-Fe veining parallel with foliation, orange purple yellowish white color, hard. 198

Eureka 22-06 2 - 4 2.00

55455 Channel <0.05

shear zone, foliation zone, contact metamorphic, phyllite, intrusive saprolite, oxide-Fe veining parallel with foliation, yellowish white color, soft.

Eureka 22-06 4 - 6 2.00

55456 Channel <0.05

shear zone, intrusive saprolite, weak foliation, feldspar alteration, oxide-Fe veining <2cm width parallel with foliation, yellowish white color, soft.

199 Eureka 22-06 6 - 8 2.00

55457 Channel <0.05

shear zone, intrusive saprolite, weak foliation, feldspar alteration, oxide-Fe veining <2cm width parallel with foliation, yellowish white color, soft. 201

200 Eureka 22-06 8 - 10 2.00

55458 Channel <0.05

shear zone, intrusive saprolite, tuff, weak foliation, feldspar alteration, red brown greyish white color, soft. 202

Eureka 22-06 10 - 12 2.00

55459 Channel <0.05

shear zone, intrusive saprolite, tuff, weak foliation, silicification??, red brown yellowish greyish white color, soft. 203

Eureka 22-06 12 - 14 2.00

55460 Channel <0.05

shear zone, intrusive saprolite, tuff, weak foliation, silicification??, red brown yellowish greyish white color, soft. 204

Eureka 22-06 14 - 16 2.00

55461 Channel <0.05

shear zone, intrusive saprolite, tuff, weak foliation, silicification??, red brown yellowish greyish white color, soft.

shear zone, strong foliation, phyllite and mica schist, sheared quart z vein with mica bluish greyish white color, oxide-Fe veining parallel with foliation 205

Eureka 22-06 16 - 18 2.00

55462 Channel <0.05

<2cm width, silicification, yellowish brown white color, hard.

shear zone, strong foliation, phyllite and mica schist, sheared quart z vein with mica < 12cm width bluish greyish white color, oxide-Fe veining 206

Eureka 23-06 817463/404493 245 0 - 2 2.00

55463 Channel 0.09

parallel with foliation <2cm width, silicification, yellowish brown white color, hard. 207

Eureka 23-06 2 - 3 1.00

55464 Channel 0.35

shear zone, intrusive saprolite, oxide-Fe and quart z veining <3cm width stockworktype, yellow red brown color, soft. 208

Eureka 24-06 817502/404496 280 0 - 2 2.00

55465 Channel <0.05

shear zone, intrusive saprolite, oxide-Fe and quart z veining <3cm width stockworktype, yellowish brown color, soft. 209

Eureka 24-06 2 - 4 2.00

55466 Channel <0.05

shear zone, intrusive saprolite, oxide-Fe veining <5mm width stockworktype, orange brown yellowish white color, soft.

shear zone, intrusive saprolite, sheared quart z vein <2cm width greyish white color with oxide-Fe filled fractures direction NS dip subvertical, orange 210

Eureka 24-06 4 - 6 2.00

55467 Channel <0.05

red yellowish brown color, soft. 211

Eureka 24-06 6 - 8 2.00

55468 Channel <0.05

Eureka 25-06 817625/404404 310 0 - 2 2.00

55469 Channel <0.05

intrusive rock, porphyritic texture, orange purple white color, soft. 212

Eureka 25-06 2 - 4 2.00

55470 Channel <0.05

intrusive rock, porphyritic texture, oxide-Fe veining <5mm width stockworktype, orange purple brown white color, soft.

intrusive rock, porphyritic texture, oxide-Fe veining <5mm width stockworktype, sigmoidal quart z veining <15cm width bluish greyish white with oxide213

Fe filled fractures and mica, orange brown yellowish white color, mottled, soft.

intrusive rock, porphyritic texture, foliation zone, sigmoidal quartz veining <15cm width bluish greyish white with oxide-Fe filled fractures and mica, 214

Eureka 25-06 4 - 6 2.00

55471 Channel <0.05

orange brown yellowish white color, mottled, soft.

intrusive rock, porphyritic texture, foliation zone ~90cm, stockworktype oxide-Fe veining <1cm width, purple orange brown yellowish white color, 215

Eureka 25-06 6 - 8 2.00

55472 Channel <0.05

mottled, soft.

intrusive rock, porphyritic texture, foliation zone ~120cm, oxide-Fe veining <1cm width parallel with foliation, purple red yellowish white color, 216

Eureka 25-06 8 - 10 2.00

55473 Channel <0.05

mottled, soft. 217

Eureka 25-06 10 - 12 2.00

55474 Channel 0.19

Eureka 25-06 12 - 14 2.00

55475 Channel 0.05

intrusive rock, porphyritic texture, oxide-Fe veining <1cm width stockworktype, red orange brown white color, mottled, soft. 218

Eureka 25-06 14 - 16 2.00

55476 Channel 0.10

intrusive rock, porphyritic texture, oxide-Fe veining <1cm width stockworktype, red orange brown white color, mottled, soft.

intrusive rock, porphyritic texture, oxide-Fe veining <1cm width stockworktype, foliation zone ~40cm, purple red yellowish brown white color, 219 mottled, soft. 220

Eureka 25-06 16 - 18 2.00

55477 Channel 4.41

intrusive rock, porphyritic texture, sheared stockworktype quart z veining <15cm bluish greyish white with mica and oxide-Fe filled fractures. 221

Eureka 25-06 18 - 20 2.00

55478 Channel 0.76

intrusive rock, porphyritic texture, sheared stockworktype quart z veining <15cm bluish greyish white with mica and oxide-Fe filled fractures.

intrusive rock, porphyritic texture, foliation zone ~60cm, sheared quartz vein bluish greyish white color with mica and oxide-Fe filled fractures <20cm 222

Eureka 25-06 20 - 22 2.00

55479 Channel 0.31

width, purple red brown white color, mottled, soft.

intrusive rock, porphyritic texture, foliation zone ~30cm with mica, stockworktype quartz veining <15cm width bluish greyish white color with mica 223

Eureka 25-06 22 - 24 2.00

55480 Channel 0.64

and oxide-Fe filled fractures.

shear zone, intrusive rock, porphyritic texture, sigmoidal sheared quart z veins <10cm width bluish greyish white color, silicification, oxide-Fe veining 224

Eureka 25-06 24 - 26 2.00

55481 Channel <0.05

<5mm width stockworktype, purple yellowish white color.

shear zone, intrusive rock, porphyritic texture, sigmoidal sheared quart z veins <10cm width bluish greyish white color, silicification, oxide-Fe veining 225

Eureka 26-06 817622/404191 310 0 - 2 2.00

55482 Channel 6.51

<5mm stockworktype, purple yellowish white color.

shear zone, intrusive rock, porphyritic texture, sigmoidal sheared quart z veins <10cm width bluish greyish white color, yellowish purple white color, 226

Eureka 26-06 2 - 4 2.00

55483 Channel <0.05

soft. 227

Eureka 26-06 4 - 6 2.00

55484 Channel <0.05

shear zone, intrusive rock, granular texture, oxide-Fe and quart z veining <1cm width, yellowish purple white color, soft. 228

Eureka 26-06 6 - 8 2.00

55485 Channel 0.06

shear zone, intrusive rock, clay, equigranular texture, yellowish orange brown color, mottled, soft.

shear zone, clay zone with equigranular texture and sigmoidal sheared quart z veins <10cm width bluish greyish white color, oxide-Fe veining <5mm 229

Eureka 26-06 8 - 10 2.00

55486 Channel 0.05

width stockworktype, orange brown color, soft.

shear zone, intrusive rock, porphyritic texture, oxide-Fe veining <2cm width stockworktype, one sigmoidal sheared quart z vein <2cm width bluish 230

Eureka 26-06 10 - 12 2.00

55487 Channel 0.29

greyish white color, foliation zone ~50cm, yellowish brown white color, soft.

shear zone, intrusive rock, porphyritic texture, oxide-Fe veining <5mm width stockworktype, foliation zone ~50cm, yellowish red brown color, 231

Eureka 27-06 817598/404203 200 0 - 2 2.00

55488 Channel 0.13

mottled, soft. 232

Eureka 27-06 2 - 4 2.00

55489 Channel <0.05

shear zone, intrusive rock, porphyritic texture, weak foliation, orange purple brown white color, mottled, soft. 233

Eureka 27-06 4 - 6 2.00

55490 Channel <0.05

shear zone, intrusive rock, pyroclastic sedimentary rock, foliation zone ~40cm, yellowish orange brown white color, mottled, soft.

Eureka 27-06 6 - 8 2.00

55491 Channel 0.06

Canarc van Suriname, Benzdorp Property 2006 Pit Sampling Data Page 5 of 7

Pit

# Coordinates Azimut Distance Extension Type Grade

Description

#

UTM

m m #

ppm shear zone, pyroclastic sedimentary rock with sheared quart z veins <10cm width bluish greyish white color with mica and oxide-Fe filled fractures, 234 foliation, orange brown white color.

shear zone, pyroclastic sedimentary rock with sheared quart z veins <10cm width bluish greyish white color with mica and oxide-Fe filled fractures, 235

Eureka 27-06 8 - 10 2.00

55492 Channel 0.18

orange brown white color.

shear zone, pyroclastic sedimentary rock with sheared quart z veins <10cm width bluish greyish white color with mica and oxide-Fe filled fractures, 236

Eureka 27-06 10 - 12 2.00

55493 Channel 0.18

orange brown white color. 237

Eureka 27-06 12 - 14 2.00

55494 Channel <0.05

shear zone, pyroclastic sedimentary rock with ferromagnesian minerals, red brown color, soft. 238

Eureka 27-06 14 - 16 2.00

55495 Channel <0.05

shear zone, pyroclastic sedimentary rock with ferromagnesian minerals, red brown color, soft. 239

Eureka 27-06 16 - 18 2.00

55496 Channel <0.05

shear zone, pyroclastic sedimentary rock with ferromagnesian minerals, intrusive saprolite, red brown yellowish white color, soft. 240

Eureka 27-06 18 - 19 1.00

55497 Channel <0.05

Eureka 28-06 817591/404185 230 0 - 2 2.00

55498 Channel 0.09

shear zone, phyllite with silicification, pyroclastic sedimentary rock with ferromagnesian minerals alterated, clay, orange red brown greyish color. 241

Eureka 28-06 2 - 3 1.00

55499 Channel 0.13

shear zone, phyllite with silicification, pyroclastic sedimentary rock with ferromagnesian minerals altereted, clay, orange red brown greyish color. 242 shear zone, phyllite with silicification and clay zone, green purple greyish orange color. 243

Eureka 29-06 817583/404176 110 0 - 2 2.00

55500 Channel 0.11

shear zone, phyllite with silicification and clay zone, green purple greyish orange color. 244

Eureka 29-06 2 - 4 2.00

35001 Channel 0.06

shear zone, phyllite with silicification and clay zone, green purple greyish orange color. 245

Eureka 29-06 4 - 6 2.00

35002 Channel <0.05

shear zone, phyllite with silicification and clay zone, green purple greyish orange color. 246

Eureka 29-06 6 - 8 2.00

35003 Channel <0.05

shear zone, intrusive rock, porphyritic texture, oxide-Fe zoning and veining <5mm width, yellowish purple white color, mottled, soft. 247

Eureka 30-06 817593/404270 240 0 - 2 2.00

35004 Channel <0.05

shear zone, intrusive rock, porphyritic texture, oxide-Fe and quart z veining <1cm width stockworktype, yellowish purple white color, soft.

Eureka 30-06 2 - 4 2.00

35005 Channel <0.05

shear zone, foliation, phyllite, mylonite, two sheared quart z veins <5cm width bluish greyish white color with mica and oxide-Fe filled fractures.

shear zone, foliation, pyroclastic sedimentary rock, two sigmoidal sheared quart z veins <5cm width 320/80NW bluish greyish white color with mica 249

248 Eureka 30-06 4 - 6 2.00

35006 Channel 0.11

and oxide-Fe filled fractures. 250

Eureka 30-06 6 - 8 2.00

35007 Channel 0.54

shear zone, foliation, pyroclastic sedimentary rock, mylonite, yellowish red purple color.

shear zone, pyroclastic sedimentary rock, two quart z veins <3cm width with oxide-Fe filled fractures, yellowish brown black white color, cubic 251

Eureka 30-06 8 - 9 1.00

35008 Channel <0.05

minerals boxworks type.

shear zone, pyroclastic sedimentary rock, schist, five quart z veins <10cm width with oxide-Fe filled fractures, orange yellowish purple brown black 252

Eureka 31-06 817570/404256 270 0 - 2 2.00

35009 Channel 0.14

color, cubic minerals boxwork type.

shear zone, pyroclastic sedimentary rock, schist, stockworktype quart z veining <10cm width with oxide-Fe filled fractures, orange yellowish red 253

Eureka 31-06 2 - 4 2.00

35010 Channel 0.28

brown black white color, cubic minerals boxwork type.

shear zone, pyroclastic sedimentary rock, schist, stockworktype quart z veining <5cm width with oxide-Fe filled fractures, orange yellowish red brown 254

Eureka 31-06 4 - 6 2.00

35011 Channel 0.12

black white color.

shear zone, pyroclastic sedimentary rock, schist, stockworktype quart z veining <1cm width with oxide-Fe filled fractures, orange yellowish red brown 255

Eureka 31-06 6 - 8 2.00

35012 Channel <0.05

black white color, cubic minerals boxworks type. 256

Eureka 31-06 8 - 9 1.00

35013 Channel <0.05

Voodoo 01-06 817488/405314 330 0 - 2 2.00

35014 Channel <0.05

mottled clay zone with pisolites, equigranular, massive, orange brown, soft. 257

 Voodoo 01-06 2 - 4 2.00

35015 Channel <0.05

mottled clay zone with two sheared quartz veins milky white with oxide-Fe filled fractures <20cm width direction 50NE. 258

 Voodoo 01-06 4 - 6 2.00

35016 Channel <0.05

mottled clay zone with pisolites, equigranular, massive, orange brown, soft. 259

 Voodoo 01-06 6 - 8 2.00

35017 Channel <0.05

volcanic sedimentary rock, tuff with quartz veins veinings <10cm, orange yellowish brown, soft. 260

 Voodoo 01-06 8 - 10 2.00

35018 Channel <0.05

mottled clay zone with pisolites, orange reddish brown, soft. 261

 Voodoo 01-06 10 - 12 2.00

35019 Channel <0.05

mottled clay zone with one quartz vein <25cm direction 65NE, milky white quartz with oxide-Fe filled fractures. 262

 Voodoo 01-06 12 - 14 2.00

35020 Channel 0.13

mottled clay zone with pisolites, orange reddish brown, soft. 263

 Voodoo 01-06 14 - 16 2.00

35021 Channel <0.05

mottled clay zone with one quartz vein <25cm direction 90NE, milky white quartz with oxide-Fe filled fractures. 264

 Voodoo 01-06 16 - 18 2.00

35022 Channel <0.05

mottled clay zone with one quartz vein <15cm width direction 30NE, milky white quartz with oxide-Fe filled fractures. 265

 Voodoo 01-06 18 - 20 2.00

35023 Channel <0.05

mottled clay zone with quartz veins veinings <25cm width direction 35NE. 266

 Voodoo 01-06 20 - 22 2.00

35024 Channel <0.05

yellowish reddish brown mottled clay zone with two quartz veinings <2cm. 267

 Voodoo 01-06 22 - 24 2.00

35025 Channel <0.05

orange reddish yellowish brown mottled clay zone, equigranular, massive, soft. 268

 Voodoo 01-06 24 - 25 1.00

35026 Channel <0.05

orange reddish yellowish brown mottled clay zone, equigranular, massive, soft. 269

Voodoo 02-06 817538/405291 322 0 - 2 2.00

35027 Channel 0.06

mottled clay zone with pisolites, equigranular, massive, orange yellowish brown, soft. 270

Voodoo 02-06 2 - 4 2.00

35028 Channel <0.05

sheared milky white quartz with oxide-Fe filled fractures <30cm width direction 50NE/subvertical in mottled clay zone. 271

Voodoo 02-06 4 - 6 2.00

35029 Channel <0.05

mottled clay zone with pisolites, equigranular, massive, orange yellowish brown, soft. 272

Voodoo 02-06 6 - 8 2.00

35030 Channel <0.05

mottled clay zone with pisolites, equigranular, massive, light orange white brown, soft. 273

Voodoo 02-06 8 - 10 2.00

35031 Channel <0.05

sheared milky white quartz veins veinings with oxide-Fe filled fractures <50cm width direction 35NE subvertical dip in a mottled clay zone. 274

Voodoo 02-06 10 - 12 2.00

35032 Channel <0.05

sheared milky white quartz veins veinings with oxide-Fe filled fractures <30cm width direction 30NE subvertical dip in a mottled clay zone. 275

Voodoo 02-06 12 - 14 2.00

35033 Channel <0.05

mottled clay zone with pisolites, equigranular, massive, orange white brown, soft.

saprolite with oxide-Fe veining <2cm width sheeted and stockwork type direction 70NE, porphyritic texture, alteration, fine grained, orange brown 276 yellowish white color, mottled, soft.

saprolite with oxide-Fe veining <2mm width sheeted and stockwork type, porphyritic texture, silicification zone (~50cm) with specularite and other 277

 PHO 01-06 819622/407386 360 0 - 2 2.00

35034 Channel <0.05

oxide-Fe minerals in joints, orange brown yellowish white color, mottled.

saprolite with oxide-Fe veining <2mm width more sheeted type and minor stockwork type, porphyritic texture, silicification zone (~50cm) with 278

 PHO 01-06 2 - 4 2.00

35035 Channel 0.12

specularite and other oxide-Fe minerals in joints, red brown yellowish white color, mottled. 279

 PHO 01-06 4 - 6 2.00

35036 Channel 0.31

PHO 01-06 6 - 8 2.00

35037 Channel 0.22

silicification zone with oxide-Fe veining <10cm width, contact zone??, quartz-feldspar porphyr, brown white yellow color, mottled.

silicification zone with oxide-Fe veining more sheeted type minor stockworkwork type <2cm, quartz-feldspar porphyr, white brown yellow color, 281 mottled.

PHO 01-06 8 - 10 2.00

35038 Channel 0.75

silicification zone, foliation zone 50NE/70NW, oxide-Fe veining more sheeted type minor stockwork type <2cm, brown yellowish white color, mottled.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <2cm width, porphyritic texture, alteration, yellowish brown white color, 283

282 PHO 01-06 10 - 12 2.00

35039 Channel 0.80

mottled, soft.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <2cm width, porphyritic texture, alteration, red brown yellowish white color, 284

 PHO 01-06 12 - 14 2.00

35040 Channel 0.07

mottled, soft.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <2cm width, porphyritic texture, alteration, brown yellowish white color, 285

 PHO 01-06 14 - 16 2.00

35041 Channel <0.05

mottled, soft.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <2cm width, porphyritic texture, silicification zone ~50cm, brown yellowish 286

 PHO 01-06 16 - 18 2.00

35042 Channel <0.05

white color, mottled.

PHO 01-06 18 - 20 2.00

35043 Channel <0.05

Canarc van Suriname, Benzdorp Property 2006 Pit Sampling Data Page 6 of 7

Pit

# Coordinates Azimut Distance Extension Type Grade

Description

#

UTM

m m #

ppm saprolite with oxide-Fe veining more sheeted type minor stockwork type <1cm width, porphyritic texture, silicification zone ~50cm, brown yellowish 287 white color, mottled. 288

 PHO 01-06 20 - 22 2.00

35044 Channel <0.05

PHO 01-06 22 - 23 1.00

35045 Channel <0.05

saprolite, porphyritic texture, brown yellow white color, mottled, soft.

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft, one 289 quartz veinlet <1cm width. 290

PHO 02-06 819601/407391 368 0 - 2 2.00

35046 Channel <0.05

PHO 02-06 2 - 4 2.00

35047 Channel <0.05

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft. 291

PHO 02-06 4 - 6 2.00

35048 Channel <0.05

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft. 292

PHO 02-06 6 - 8 2.00

35049 Channel <0.05

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft. 293

PHO 02-06 8 - 10 2.00

35050 Channel <0.05

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft.

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, yellowish red brown white color, mottled, soft, one 294 quartz veinlet <2cm width.

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft, one 295

PHO 02-06 10 - 12 2.00

35051 Channel <0.05

quartz veinlet <1cm width.

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft, one 296

PHO 02-06 12 - 14 2.00

35052 Channel <0.05

quartz veinlet <2cm width.

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft, one 297

PHO 02-06 14 - 16 2.00

35053 Channel <0.05

quartz veinlet <2cm width.

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft, one 298

PHO 02-06 16 - 18 2.00

35054 Channel <0.05

quartz veinlet <2cm width.

PHO 02-06 18 - 20 2.00

35055 Channel <0.05

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft.

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, foliation zone, red brown yellowish white color, mottled, 300

299 PHO 02-06 20 - 22 2.00

35056 Channel <0.05

soft.

PHO 02-06 22 - 24 2.00

35057 Channel <0.05

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft.

301 PHO 02-06 24 - 26 2.00

35058 Channel <0.05

saprolite with oxide-Fe veining more sheeted type <1cm width, porphyritic texture, alteration, red brown yellowish white color, mottled, soft. 303

302 PHO 02-06 26 - 28 2.00

35059 Channel <0.05

PHO 03-06 819500/407408 220 0 - 2 2.00

35060 Channel <0.05

saprolite, equigranular, slightly foliated, orange brown yellowish, mottled, soft, one quartz vein milky white <3cm width 60NW/75NE. 304

PHO 03-06 2 - 4 2.00

35061 Channel <0.05

saprolite, equigranular, slightly foliated, orange brown yellowish, mottled, soft. 305 saprolite, equigranular, strong foliation zone (~80cm) with specularite and other oxide-Fe minerals in joints, orange brown yellowish white, mottled. 306

PHO 03-06 4 - 6 2.00

35062 Channel 0.06

PHO 03-06 6 - 8 2.00

35063 Channel

0.14

foliation zone with two quartz veins <5cm width milky white with oxide-Fe filled fractures, silicification, yellowish brown white mottled. 307

PHO 04-06 819504/407458 270 0 - 2 2.00

35064 Channel

0.68

foliation zone with two quartz veins <15cm width milky white with oxide-Fe filled fractures, silicification, yellowish brown white mottled. 308

PHO 04-06 2 - 4 2.00

35065 Channel

0.33

foliation zone with two quartz veins <5cm width milky white with oxide-Fe filled fractures, silicification, reddish brown yellowish white mottled. 309 saprolite, equigranular, strong foliation zone, yellowish brown white color, mottled, milky white quartz vein <30cm width direction 30NE subvertical. 310

PHO 05-06 819533/407513 260 0 - 2 2.00

35066 Channel

0.47

PHO 05-06 2 - 4 2.00

35067 Channel 0.07

saprolite, equigranular, medium strong foliation zone, yellowish brown white color, mottled. 311

PHO 05-06 4 - 6 2.00

35068 Channel

0.12

saprolite, equigranular, medium strong foliation zone, reddish brown yellowish white color, mottled. 312

PHO 05-06 6 - 8 2.00

35069 Channel <0.05

saprolite, equigranular, weak foliation zone, reddish brown yellowish white color, mottled. 313

PHO 05-06 8 - 10 2.00

35070 Channel

0.13

saprolite, equigranular, strong foliation zone, specularite and oxide-Fe minerals in joints, reddish brown yellowish color, mottled. 314

PHO 05-06 10 - 12 2.00

35071 Channel <0.05

saprolite, equigranular, specularite and oxide-Fe minerals in joints, red brown yellowish, mottled.

saprolite, equigranular, specularite and oxide-Fe minerals in joints, red brown yellowish, mottled, one milky white quartz vein filled with oxide-Fe 315 fractures <10cm width 10NE/60SE. 316

PHO 05-06 12 - 13 1.00

35072 Channel

0.16

PHO 06-06 819614/407391 250 0 - 2 2.00

35073 Channel <0.05

saprolite with oxide-Fe veining <5mm width sheeted type, porphyritic texture, orange brown yellowish white color, mottled, soft. 317

PHO 06-06 2 - 4 2.00

35074 Channel <0.05

saprolite with oxide-Fe veining <5mm width sheeted type, porphyritic texture, reddish brown yellowish white color, mottled, soft. 318

PHO 06-06 4 - 6 1.00

35075 Channel <0.05

saprolite with oxide-Fe veining <5mm width sheeted type, porphyritic texture, reddish brown yellowish white color, mottled, soft.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <2mm width, porphyritic texture, alteration, red brown yellowish white color, 319 mottled, soft, two quartz veinlets <2cm direction 50NW dip 75SE.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <2mm width, porphyritic texture, alteration, foliation 55NW/70SE, brown 320

PHO 07-06 819588/407380 340 0 - 2 2.00

35076 Channel <0.05

yellowish white color, mottled, soft.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <5mm width, porphyritic texture, alteration, light brown yellowish white 321

PHO 07-06 2 - 4 2.00

35077 Channel

0.19

color, soft.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <2cm width, porphyritic texture, alteration, orange brown yellowish white 322

PHO 07-06 4 - 6 2.00

35078 Channel

0.11

color, mottled.

silicification zone (~50cm), saprolite with oxide-Fe veining more sheeted type minor stockwork type <2cm width, orange brown yellowish greyish 333

PHO 07-06 6 - 8 2.00

35079 Channel 0.09

white, mottled.

PHO 07-06 8 - 10 2.00

35080 Channel 0.05

silicification zone, saprolite with oxide Fe veining more sheeted type minor stockwork type 1cm width, greyish purple brown yellowish color, 334 mottled.

saprolite with oxide-Fe veining more sheeted type minor stockwork type <1cm width, red brown yellowish white color, mottled, soft, milky white 335

PHO 07-06 10 - 12 2.00

35081 Channel

0.15

quartz veins veinlets <3cm width.

saprolite with oxide-Fe veining sheeted type <5mm width, red brown yellowish white color, mottled, soft, one quartz vein <5cm width milky white with 336

PHO 08-06 819604/407371 235 0 - 2 2.00

35082 Channel 0.05

oxide-Fe filled fractures direction 10NE dip 85NW. 337

PHO 08-06 2 - 4 2.00

35083 Channel 0.07

PHO 09-06 819623/407372 325 0 - 2 2.00

35084 Channel <0.05

saprolite, porphyritic texture, brown yellow black white color, mottled, soft, friable. 338

PHO 09-06 2 - 4 2.00

35085 Channel 0.06

saprolite, porphyritic texture, brown yellow black white color, mottled, soft, friable. 339

PHO 09-06 4 - 5 1.00

35086 Channel <0.05

saprolite, porphyritic texture, brown yellow black white color, mottled, soft, friable. 340

PHO 05-06 819533/407513 35087 Chiprock

1.24

sheared quartz with oxide-Fe filled fractures, white brown black color. 341 sheared quartz with oxide-Fe veining, white yellowish reddish brown color.

PHO 02-06 819607/407417 35088 Chiprock

0.84

Canarc van Suriname, Benzdorp Property 2006 Pit Sampling Data Page 7 of 7